As confidentially submitted to the Securities and Exchange Commission on January 14, 2016 as amendment No. 2 to the confidential submission originally submitted on November 20, 2015. This draft registration statement has not been publicly filed with the Securities and Exchange Commission, and all information contained herein remains strictly confidential.

Registration No. 333-[●]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM F-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Koninklijke Ahold N.V.

(Exact name of registrant as specified in its charter)

Royal Ahold

(Translation of registrant’s name into English)

The Netherlands	5411	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Provincialeweg 11

1506 MA Zaandam

The Netherlands

Tel: +31-88-659-5100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Thomas A. Hippler

Executive Vice President & General Counsel

Ahold USA, Inc.

1385 Hancock Street

Quincy, Massachusetts 02169

Tel: (617) 770-6017

(Name, address, including zip code, and telephone number, including area code, of agent of service)

With copies to:

Alan M. Klein, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000	Dirk Meeus, Advocaat Tim M.S. Stevens, Advocaat Allen & Overy LLP Apollolaan 15, 1077 AB Amsterdam The Netherlands

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement is declared effective and upon the satisfaction or waiver of all other conditions to the consummation of the merger described herein.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit	Proposed maximum aggregate offering price	Amount of registration fee
Ordinary Shares, nominal value €0.01 per share(1)	[●](2)	N/A	$[●](3)	$[●](4)

*	Pursuant to Rule 416 under the Securities Act, this registration statement also covers an indeterminate number of additional ordinary shares of the registrant as may be issuable as a result of share splits, share dividends or similar transactions.
(1)	[●] of the registrant’s ordinary shares will initially be represented by American Depositary Shares of the registrant, each of which represents [●] ordinary shares of the registrant and may be evidenced by American Depositary Receipts and which will be issued in exchange for American Depositary Shares of Delhaize Group NV/SA (“Delhaize ADSs”). The remaining [●] ordinary shares of the registrant will not be represented by American Depositary Shares of the registrant. A separate registration statement on Form F-6 has previously been filed with the Securities and Exchange Commission to register the American Depositary Shares to be issued in the merger described in the enclosed prospectus.
(2)	Represents the maximum number of the registrant’s ordinary shares estimated to be issued upon consummation of the merger described in the accompanying prospectus to (i) holders of ordinary shares of Delhaize Group NV/SA (“Delhaize Ordinary Shares”) and (ii) holders of Delhaize ADSs, each representing one quarter of one Delhaize Ordinary Share, calculated by multiplying (A) the exchange ratio of 4.75 ordinary shares of the registrant for each Delhaize Ordinary Share pursuant to the Merger Agreement, dated as of June 24, 2015, between the registrant and Delhaize Group NV/SA, by (B) [●] Delhaize Ordinary Shares, representing the sum of [●] Delhaize Ordinary Shares (which includes (x) Delhaize Ordinary Shares that are currently outstanding (other than any Delhaize Ordinary Shares underlying Delhaize ADSs) and (y) Delhaize Ordinary Shares underlying outstanding stock options and restricted stock unit awards granted pursuant to the Delhaize Group 2014 European Performance Stock Unit Plan for Associates of Non-US Companies and the Delhaize Group 2014 European Performance Stock Unit Plan) and [●] Delhaize Ordinary Shares underlying an aggregate of [●] Delhaize ADSs.
(3)	The proposed maximum aggregate offering price of the registrant’s ordinary shares was calculated in accordance with Rules 457(c) and 457(f) under the Securities Act as follows: (i) the product of (A) €[●], the average of the high and low prices per Delhaize Ordinary Share as reported on Euronext Brussels on [●], converted into U.S. dollars based on an exchange rate of €[●]=$1.00, the noon buying rate on [●], and (B) [●] Delhaize Ordinary Shares, plus (ii) the product of (A) $[●], the average of the high and low prices per Delhaize ADS as reported on the New York Stock Exchange on [●] and (B) [●] Delhaize ADSs.
(4)	Determined in accordance with Section 6(b) of the Securities Act at a rate equal to $100.70 per $1,000,000 of the proposed maximum aggregate offering price.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus is subject to completion or amendment. A registration statement relating to the securities described in this prospectus has been filed with the United States Securities and Exchange Commission. These securities may not be sold nor may offers to buy these securities be accepted prior to the time the registration statement becomes effective. This prospectus is not an offer to sell or the solicitation of any offer to buy these securities, nor shall there be any sale of these securities, in any jurisdiction, in which such offer, solicitation or sale is not permitted or would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PRELIMINARY—SUBJECT TO COMPLETION—DATED [●]

PRELIMINARY PROSPECTUS

On June 24, 2015, Koninklijke Ahold N.V., also known as Royal Ahold (referred to in this prospectus as Ahold), and Delhaize Group NV/SA (referred to in this prospectus as Delhaize) entered into a merger agreement (referred to in this prospectus as the merger agreement) providing for a combination of their businesses through a cross-border legal merger of Delhaize into Ahold (referred to in this prospectus as the merger), with Ahold continuing as the surviving company in the merger (the surviving company is sometimes referred to in this prospectus as the combined company). Following the consummation of the merger, the combined company’s legal name will be “Koninklijke Ahold Delhaize N.V.”, subject to Ahold’s request to His Majesty The King of the Netherlands to confirm (bestendigen) Ahold’s predicate ‘Koninklijke’ being honored or, in the absence of such confirmation, “Ahold Delhaize N.V.” Subject to such confirmation, one of the combined company’s trade names will be “Royal Ahold Delhaize.”

Pursuant to the merger agreement, at the effective time of the merger, holders of ordinary shares of Delhaize (referred to in this prospectus as Delhaize ordinary shares and holders of such ordinary shares as Delhaize shareholders) will receive 4.75 ordinary shares of Ahold (referred to in this prospectus as Ahold ordinary shares and holders of such ordinary shares as Ahold shareholders) for each Delhaize ordinary share they own (such ratio of Ahold ordinary shares to Delhaize ordinary shares referred to in this prospectus as the exchange ratio). The exchange ratio is fixed and will not be adjusted for changes in the market value of Ahold ordinary shares or Delhaize ordinary shares. The merger agreement also provides that holders of American Depositary Shares of Delhaize (referred to in this prospectus as the Delhaize ADSs and holders of such ADSs as Delhaize ADS holders) will, at the effective time of the merger, receive, at their election, (i) an amount of American Depositary Shares of Ahold (referred to in this prospectus as the Ahold ADSs and holders of such ADSs as Ahold ADS holders) equal to the product of (x) the number of Delhaize ordinary shares represented by one Delhaize ADS (referred to in this prospectus as the Delhaize ADS ratio), multiplied by (y) the exchange ratio divided by (z) the number of Ahold ordinary shares represented by one Ahold ADS or (ii) an amount of Ahold ordinary shares equal to the product of (x) the Delhaize ADS ratio multiplied by (y) the exchange ratio.

This prospectus relates to the Ahold ordinary shares to be issued in the merger (including the Ahold ordinary shares that will be represented by Ahold ADSs) to Delhaize shareholders and Delhaize ADS holders in exchange for their Delhaize ordinary shares and Delhaize ADSs, respectively.

The exchange ratio implies a value of approximately €[●] per Delhaize ordinary share based upon the €[●] closing price per Ahold ordinary share on Euronext Amsterdam on [●], the last practicable date prior to the date of this prospectus. Based on the estimated number of shares of capital stock of Ahold and Delhaize (referred to in this prospectus as the parties) that will be outstanding immediately prior to the consummation of the merger, Ahold estimates that, upon the consummation of the merger and the return of approximately €1.0 billion to the Ahold shareholders through a capital return and a reverse stock split (referred to in this prospectus as the Ahold capital return), current Ahold shareholders and Ahold ADS holders will, directly or indirectly, hold approximately 61% and former Delhaize shareholders and Delhaize ADS holders will, directly or indirectly, hold approximately 39% of the outstanding ordinary shares of the combined company. Based on the number of Ahold ordinary shares and Delhaize ordinary shares outstanding on January 8, 2016 (including the number of Ahold ordinary shares and Delhaize ordinary shares that are represented by Ahold ADSs and Delhaize ADSs, respectively), Ahold will issue approximately 495,258,318 Ahold ordinary shares as part of the merger (including Ahold ordinary shares that will be represented by Ahold ADSs and Ahold ordinary shares expected to be issued in respect of certain equity awards of Delhaize in connection with the merger).

Ahold ordinary shares currently trade on Euronext Amsterdam, the regulated market of Euronext Amsterdam N.V. (referred to in this prospectus as Euronext Amsterdam), under the symbol “AH,” and Ahold ADSs currently trade in the over-the-counter market and are quoted on the OTCQX International marketplace under the symbol “AHONY.” Delhaize ordinary shares currently trade on Euronext Brussels, the regulated market of Euronext Brussels NV/SA (referred to in this prospectus as Euronext Brussels), under the symbol “DELB,” and Delhaize ADSs currently trade on the New York Stock Exchange under the symbol “DEG.” On [●], the last practicable date prior to the date of this prospectus, the closing price per Ahold ordinary share on Euronext Amsterdam and the closing price per Delhaize ordinary share on Euronext Brussels were €[●] and €[●], respectively ($[●] and $[●], respectively, based on the closing spot rate as published by Bloomberg at [●]:00 p.m. EST on [●]). On the same date, the closing price per Ahold ADS on OTCQX was $[●], and the closing price per Delhaize ADS on the New York Stock Exchange was $[●].

It is a condition to the consummation of the merger that the Ahold ordinary shares to be issued to the Delhaize shareholders and Delhaize ADS holders as part of the merger have been approved for admission to listing and trading on Euronext Amsterdam and Euronext Brussels. The Ahold ADSs to be issued to Delhaize ADS holders in the merger will not be listed on any securities exchange. Upon the consummation of the merger, the Delhaize ordinary shares will be delisted from Euronext Brussels, and the Delhaize ADSs will be delisted from the New York Stock Exchange.

As a condition to the consummation of the merger, shareholders of Ahold and Delhaize shareholders must, at the extraordinary general meetings of shareholders of Ahold and Delhaize shareholders to be held on [●], approve, among other proposals, the joint cross-border merger proposal (gemeenschappelijk voorstel tot fusie), dated December 18, 2015, in accordance with applicable EU, Belgian and Dutch laws (referred to in this prospectus as the merger proposal) to effect the cross-border merger by the acquisition of Delhaize by Ahold. Separate materials will be made available to shareholders of Ahold and Delhaize shareholders in connection with their respective extraordinary general meetings in accordance with applicable Dutch and Belgian laws.

This prospectus describes the merger and other related matters. Please read this entire prospectus carefully, including the annexes and the information incorporated by reference in this prospectus. In particular, you should consider the section entitled “Risk Factors” beginning on page 34 of this prospectus.

Neither the U.S. Securities and Exchange Commission (referred to in this prospectus as the SEC) nor any state securities commission has approved or disapproved of the securities to be issued in connection with the merger or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus is dated [●], and is first being mailed to U.S. Delhaize shareholders and Delhaize ADS holders on or about [●].

ADDITIONAL INFORMATION

This prospectus incorporates by reference important business and financial information about Delhaize contained in documents that Delhaize has filed with or furnished to the SEC. These documents have not been included in or delivered with this prospectus. You can obtain any of the documents that Delhaize has filed with or furnished to the SEC at no cost from the SEC’s website at www.sec.gov, and you may also read and copy these documents (other than certain exhibits to those documents) at the Public Reference Room of the SEC at 100 F Street, N.E. Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at (800) SEC-0330. You may also obtain copies of these documents by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates, or from commercial document retrieval services.

You may also request copies of these documents, including documents incorporated by reference into this prospectus, at no cost, by contacting Delhaize. See the section entitled “Where You Can Find More Information” beginning on page 310 of this prospectus for more details. In order to receive timely delivery of the documents in advance of the extraordinary general meeting of Delhaize shareholders, you should make your request to Delhaize no later than [●] or five business days before the extraordinary general meeting of Delhaize shareholders.

ABOUT THIS PROSPECTUS

This prospectus forms part of a registration statement on Form F-4 filed with the SEC by Ahold and constitutes a prospectus of Ahold under Section 5 of the Securities Act of 1933, as amended (referred to in this prospectus as the Securities Act), with respect to Ahold ordinary shares (including Ahold ordinary shares that will be represented by Ahold ADSs) to be issued in the merger to Delhaize shareholders and Delhaize ADS holders in exchange for their Delhaize ordinary shares and Delhaize ADSs, respectively. Ahold is mailing this prospectus to U.S. Delhaize shareholders and Delhaize ADS holders.

A separate prospectus (referred to in this prospectus as the EU prospectus), prepared in accordance with Article 3 of Directive 2003/71/EC of the European Parliament and of the Council of the European Union, as amended, including as amended by Directive 2010/73/EU and Chapter 5.1 of the Dutch Financial Supervision Act (Wet op het financieel toezicht) and the rules promulgated thereunder, subject to the approval of the Dutch Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) (referred to in this prospectus as the AFM) and passported into Belgium in accordance with applicable laws, will also be made available to the public in connection with the merger in accordance with applicable Dutch and Belgian laws.

In addition, separate materials will be made available to shareholders of Ahold and Delhaize shareholders in accordance with applicable Dutch and Belgian laws in connection with the extraordinary general meetings of shareholders of Ahold and Delhaize shareholders to be held on [●]. Such materials will set forth the proposals on which shareholders of Ahold and Delhaize shareholders will be asked to vote in connection with the merger at their respective extraordinary general meetings.

You should rely only on the information contained in or incorporated by reference into this prospectus. No one has been authorized to provide you with information that is different from that contained in or incorporated by reference into this prospectus. This prospectus is dated [●]. You should not assume that the information contained in this prospectus is accurate as of any date other than that date. You should not assume that the information incorporated by reference into this prospectus is accurate as of any date other than the date of the incorporated document. Any statement contained in a document incorporated by reference into this prospectus will be deemed to be modified or superseded to the extent that a statement contained in this prospectus or in any subsequently filed document that is also incorporated by reference into this prospectus modifies or supersedes that statement. Neither the mailing of this prospectus to the U.S. Delhaize shareholders and Delhaize ADS holders nor the issuance by Ahold of Ahold ordinary shares or Ahold ADSs in the merger will create any implication to the contrary.

This prospectus does not constitute an offer to sell or a solicitation of an offer to buy securities in any jurisdiction where, or to any person to whom, it is unlawful to make such an offer or a solicitation.

i

LIMITATION ON ENFORCEMENT	309
WHERE YOU CAN FIND MORE INFORMATION	310
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF AHOLD	FIN-1
INDEX TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF AHOLD FOR THE HALF YEAR ENDED JULY 12, 2015	FIN-95

ANNEX A—MERGER AGREEMENT	A-1
ANNEX B—OPINION OF DEUTSCHE BANK AG, LONDON BRANCH	B-1
ANNEX C—OPINION OF MERRILL LYNCH INTERNATIONAL	C-1

SUMMARY

The following summary highlights selected information described in more detail elsewhere in this prospectus and the documents incorporated by reference into this prospectus and may not contain all the information that may be important to you. To understand the merger and the other transactions contemplated by the merger agreement and to obtain a more complete description of the legal terms of the merger agreement, you should carefully read this entire prospectus, including the annexes, and the documents incorporated by reference into this prospectus. Each item in this summary includes a page reference directing you to a more complete description of that topic in this prospectus. See also the section entitled “Where You Can Find More Information” beginning on page 310 of this prospectus.

The Companies (see pages 144 and 215)

Ahold

Koninklijke Ahold N.V. (also known as Royal Ahold and referred to in this prospectus as Ahold) is an international retailing group based in the Netherlands and active in the United States and Europe. Ahold is a public limited liability company (naamloze vennootschap) incorporated under Dutch law with its statutory seat and its principal place of business in Zaandam, the Netherlands. As of July 12, 2015, Ahold employed approximately 231,000 employees and had over 3,200 stores in five countries serving a trade area population of approximately 90 million people. In financial year 2014, Ahold achieved consolidated net sales of €32,774 million. Ahold’s business is divided into three reporting segments: the United States, the Netherlands (which includes Belgium and Germany) and the Czech Republic. Ahold is the group parent company and operates through a number of direct and indirect subsidiaries.

The ordinary shares of Ahold (referred to in this prospectus as Ahold ordinary shares and holders of such ordinary shares as Ahold shareholders) are currently listed on Euronext Amsterdam, the regulated market of Euronext Amsterdam N.V. (referred to in this prospectus as Euronext Amsterdam), under the symbol “AH.” Ahold’s American Depositary Shares (referred to in this prospectus as the Ahold ADSs and holders of such ADSs as Ahold ADS holders), evidenced by American Depositary Receipts and each representing one Ahold ordinary share as of the date of this prospectus, are not listed on any securities exchange. Ahold ADSs currently trade in the over-the-counter market and are quoted on the OTCQX International marketplace (referred to in this prospectus as OTCQX) under the symbol “AHONY.” The principal executive offices of Ahold are located at Provincialeweg 11, 1506 MA Zaandam, the Netherlands, and Ahold’s telephone number is +31-88-659-5100.

Delhaize

Delhaize Group NV/SA (referred to in this prospectus as Delhaize) is a Belgian international food retailer present in seven countries on three continents. Delhaize was founded in Belgium in 1867. Delhaize’s principal activity is the operation of food supermarkets. As of June 30, 2015, Delhaize had a store network (which includes company-operated, affiliated and franchised stores) of 3,445 stores and employed approximately 150,000 people. Delhaize conducts its retail operations primarily through its businesses in (i) the United States, which Delhaize refers to as Delhaize America, (ii) Belgium and the Grand Duchy of Luxembourg, which Delhaize refers to collectively as Delhaize Belgium, (iii) Greece, Romania and the Republic of Serbia, which Delhaize refers to collectively as Southeastern Europe, and (iv) Indonesia (which operations are accounted for under the equity method in Delhaize’s consolidated financial statements).

The ordinary shares of Delhaize (referred to in this prospectus as Delhaize ordinary shares and holders of such ordinary shares as Delhaize shareholders) are listed under the symbol “DELB” on Euronext Brussels, the regulated market of Euronext Brussels NV/SA (referred to in this prospectus as Euronext Brussels). Delhaize’s American Depositary Shares (referred to in this prospectus as the Delhaize ADSs and holders of such ADSs as

Delhaize ADS holders), some of which are evidenced by American Depositary Receipts, and each Delhaize ADS representing one quarter of one Delhaize ordinary share as of the date of this prospectus, are listed on the New York Stock Exchange under the symbol “DEG.”

The principal executive offices of Delhaize are located at Etablissements Delhaize Frères et Cie “Le Lion” (Groupe Delhaize), Square Marie Curie 40, 1070 Brussels, Belgium, and Delhaize’s telephone number is +32-2-412-2211. Additional information about Delhaize and its subsidiaries is included in documents incorporated by reference into this prospectus. See the section entitled “Where You Can Find More Information” beginning on page 310 of this prospectus.

The Merger (see page 100)

Pursuant to the terms of a merger agreement entered into on June 24, 2015 between Ahold and Delhaize (referred to in this prospectus as the merger agreement) and subject to the conditions set forth in the merger agreement, and in accordance with applicable law, Delhaize will be merged with and into Ahold (referred to in this prospectus as the merger). Following, and as a result of, the merger, the separate corporate existence of Delhaize will cease and Ahold will continue as the sole surviving company (the surviving company is sometimes referred to in this prospectus as the combined company) and, by operation of law, Ahold will succeed to and assume all of the rights and obligations as well as the assets and liabilities of Delhaize in accordance with applicable law.

Pursuant to the merger agreement, the Ahold supervisory board, the Ahold management board and the Delhaize board of directors approved the common draft terms of the cross-border merger between Delhaize and Ahold dated December 18, 2015 (referred to in this prospectus as the merger proposal) relating to the cross-border merger by acquisition of Delhaize by Ahold. As a condition to the consummation of the merger, the merger proposal must be approved by the general meeting of shareholders of each of Ahold and Delhaize. A copy of the merger proposal is filed as Exhibit 99.26 to the registration statement on Form F-4 of which this prospectus forms a part, as part of the documents relating to the extraordinary general meeting of Delhaize shareholders (referred to in this prospectus as the Delhaize EGM) to be held to approve the merger proposal and related matters.

Subject to the conditions set forth in the merger agreement, Ahold and Delhaize (referred to in this prospectus as the parties) will execute a Dutch notarial deed of cross-border merger, the contents of which will be in accordance with the merger terms described in the section entitled “The Merger Agreement—Merger Terms” beginning on page 111 of this prospectus, and will execute and deliver all other relevant legal and contractual documentation required pursuant to the merger agreement, and under each of Dutch law and Belgian law, as applicable, to properly consummate the merger. The consummation of the merger is referred to in this prospectus as the closing.

The closing will take place at a date and time to be specified by the parties, which will be no later than the fifth business day after satisfaction or, to the extent permitted by applicable law, waiver of the conditions under the merger agreement (other than those conditions that by their terms are to be satisfied at the closing, but subject to the satisfaction of such conditions at such time) in accordance with the merger agreement, at Allen & Overy LLP, Amsterdam office, unless another time, date or place is mutually agreed upon in writing by the parties. The date the closing occurs is referred to in this prospectus as the closing date. The merger will be effective at 00:00 a.m. Central European Time on the first day after the closing date. The time the merger becomes effective is referred to in this prospectus as the effective time.

Effect of the Merger on Delhaize Ordinary Shares and Delhaize ADSs (see page 62)

At the effective time, upon the terms and subject to the conditions of the merger agreement:

•	Ahold will issue for each issued and outstanding Delhaize ordinary share (other than any Delhaize ordinary share held in treasury by Delhaize or held by Ahold) 4.75 Ahold ordinary shares (such ratio of Ahold ordinary shares to Delhaize ordinary shares referred to in this prospectus as the exchange ratio) and all Delhaize ordinary shares will no longer be outstanding, will automatically be canceled and will cease to exist;

•	each Delhaize ordinary share held in treasury by Delhaize and each Delhaize ordinary share held by Ahold, if any, will no longer be outstanding and will be canceled and will cease to exist, and no consideration will be delivered in exchange therefor; and

•	each Delhaize ADS will no longer be outstanding and will be canceled in exchange for the right of the holder of such Delhaize ADS to receive, at its election:

•	an amount of Ahold ADSs equal to the product of (v) the number of Delhaize ordinary shares represented by one Delhaize ADS (referred to in this prospectus as the Delhaize ADS ratio), multiplied by (w) the exchange ratio divided by (x) the number of Ahold ordinary shares represented by one Ahold ADS; or

•	an amount of Ahold ordinary shares equal to the product of (y) the Delhaize ADS ratio multiplied by (z) the exchange ratio.

The number of Ahold ADSs or Ahold ordinary shares to be received by a Delhaize ADS holder in the merger for each Delhaize ADS held by such holder is referred to in this prospectus as the per ADS merger consideration.

For a period of 30 days after the closing, Delhaize ADS holders will be able to elect to cancel any Ahold ADSs received as part of the merger and receive Ahold ordinary shares in connection with such cancellation, without any Ahold ADS cancellation fees being payable to Deutsche Bank Trust Company Americas (referred to in this prospectus as the Ahold ADS depositary or the depositary). The way in which this election and cancellation will be implemented will depend on the manner in which the relevant Delhaize ADSs are held.

For all Delhaize ADS holders who hold their Delhaize ADSs in book-entry form through their bank, broker or other DTC participant (referred to in this prospectus as book-entry Delhaize ADS holders), after the closing the Delhaize ADSs will be exchanged for the relevant number of Ahold ADSs based on the Delhaize ADS ratio without the need to take any action. To the extent any such holder wishes to receive Ahold ordinary shares in lieu of Ahold ADSs received as part of the merger, he must instruct his bank, broker or other DTC participant to surrender such holder’s Ahold ADSs for cancellation to the Ahold ADS depositary and to provide the Ahold ADS depositary with instructions as to the account in the Netherlands to which such Ahold ordinary shares are to be delivered. To the extent a book-entry Delhaize ADS holder’s bank, broker or other DTC participant properly presents such Ahold ADSs for cancellation on or before the date that is the 30th day after the closing, Ahold will pay the Ahold ADS depositary any fees owed in connection therewith and no Ahold ADS cancellation fees will be owed by such holder with respect to the cancellation of such Ahold ADSs received as part of the merger. Book-entry Delhaize ADS holders may be required to certify that any such Ahold ADSs being presented for cancellation were received by such holders as part of the merger.

For all Delhaize ADS holders who hold their Delhaize ADSs in book-entry form directly on the books of the Delhaize ADS depositary (referred to in this prospectus as registered book-entry Delhaize ADS holders), after the closing registered book-entry Delhaize ADS holders will be credited with the relevant number of Ahold ADSs based on the Delhaize ADS ratio without the need to take any action. To the extent any such holder wishes to receive Ahold ordinary shares in lieu of Ahold ADSs received as part of the merger, such holder must instruct the Ahold ADS depositary to cancel his Ahold ADSs and provide the Ahold ADS depositary with instructions as to the account in the Netherlands to which such Ahold ordinary shares are to be delivered. To the extent such cancellation occurs and is completed on or before the date that is the 30th day after the closing, Ahold will pay the Ahold ADS depositary any fees owed in connection therewith and no Ahold ADS cancellation fees will be owed by such holder with respect to the cancellation of such Ahold ADSs received as part of the merger.

For those Delhaize ADS holders that hold their Delhaize ADSs in physical certificated form (referred to in this prospectus as registered Delhaize ADS holders), after the closing such registered Delhaize ADS holders will receive a letter of transmittal and election form with instructions on how and where to deliver the certificates representing their Delhaize ADSs in order to receive the Ahold ADSs to which they are entitled and, if so desired, to have such Ahold ADSs cancelled and, in lieu thereof, to have the Ahold ordinary shares represented thereby delivered directly to a designated account in the Netherlands. To the extent registered Delhaize ADS holders that wish to receive Ahold ordinary shares in lieu of Ahold ADSs return these documents, including the certificates representing their Delhaize ADSs, to the exchange agent on or before the 30th day after the closing, Ahold will pay the Ahold ADS depositary any fees owed in connection therewith and no Ahold ADS cancellation fees will be owed by such holder with respect to the cancellation of such Ahold ADSs received as part of the merger.

Delhaize ADS holders who do not elect to cancel the Ahold ADSs received as part of the merger within the 30-day election period described above will not be restricted from converting their Ahold ADSs into Ahold ordinary shares after the end of the 30-day election period, but will only be able to do so in accordance with the terms of the Ahold deposit agreement, including the payment of any applicable fees and expenses, as amended from time to time. See the sections entitled “Description of Ahold American Depositary Shares—Withdrawal and Cancellation” and “—Fees and Expenses Payable by Ahold ADS Holders” beginning on page 250 of this prospectus.

Under the merger agreement, no fractional Ahold ordinary shares or Ahold ADSs will be issued. Instead, for entitlements to fractions of Ahold ordinary shares held through book-entry positions, the intermediary of the respective holder will aggregate the fractional entitlements and sell the corresponding Ahold ordinary shares on behalf of the holders who would otherwise be entitled to receive a fractional Ahold ordinary share in the market for cash, and subsequently distribute the net cash proceeds to such holders proportionately to each such holder’s fractional entitlements. The terms and conditions of such sale (including, without limitation, with respect to the timing and method of such sale, the selection of the broker-dealer to execute the sale, the price at which such shares will be sold, the currency of the cash payment and the applicable exchange rate) and, to the extent applicable, any other transaction conducted by the intermediary, will be made in accordance with the contractual arrangements between each such holder and the intermediary. Entitlements to fractions of Ahold ADSs will be aggregated by the Ahold ADS depositary and sold in the open market for cash on behalf of the holders who would otherwise receive a fractional Ahold ADS, and the Ahold ADS depositary will subsequently distribute the cash proceeds, after deducting taxes, fees, commissions and expenses, to such holders proportionally to each such holder’s fractional entitlements.

For entitlements to fractions of Ahold ordinary shares held in registered form, the total number of newly issued shares to each registered holder will be rounded down to the nearest full number, and the balance will be paid in cash by Ahold. Such balance will be calculated based on the stock market quotation of the Ahold ordinary shares on Euronext Amsterdam on the closing date, or if the closing date is not a trading day on Euronext Amsterdam, the last trading day before the closing date, and be payable in euro. The total amount of cash that will be paid by Ahold for fractional entitlements will not exceed 10% of the aggregate nominal value of Ahold ordinary shares to be issued in the merger.

Each Ahold ordinary share or Ahold ADS issued in the merger will be entitled to the same rights, preferences and privileges as other Ahold ordinary shares or Ahold ADSs, as applicable, including dividend rights. If the closing occurs after the 2016 annual general meeting of the shareholders of Ahold, any dividends with respect to Ahold’s financial year ending January 3, 2016 will only be paid with respect to those Ahold ordinary shares and Ahold ADSs that were outstanding prior to the closing. If the closing is expected to occur after the 2016 annual general meeting of the shareholders of Ahold and prior to the 2016 annual general meeting of the Delhaize shareholders, Delhaize will, under the merger agreement, have the right to propose to the Delhaize shareholders to accelerate the timing of its dividend with respect to Delhaize’s financial year ending December 31, 2015.

Based on the estimated number of shares of capital stock of the parties that will be outstanding immediately prior to the consummation of the merger, Ahold estimates that, upon the consummation of the merger and the Ahold capital return, current Ahold shareholders and Ahold ADS holders will, directly or indirectly, hold approximately 61% and former Delhaize shareholders and Delhaize ADS holders will, directly or indirectly, hold approximately 39% of the outstanding ordinary shares of the combined company. Based on the number of Ahold ordinary shares and Delhaize ordinary shares outstanding on January 8, 2016 (including the number of Ahold ordinary shares and Delhaize ordinary shares that are represented by Ahold ADSs and Delhaize ADSs, respectively), Ahold will issue approximately 495,258,318 Ahold ordinary shares as part of the merger (including Ahold ordinary shares that will be represented by Ahold ADSs and Ahold ordinary shares expected to be issued in respect of certain equity awards of Delhaize in connection with the merger).

Ahold Capital Return (see page 92)

Prior to the closing, Ahold will return approximately €1.0 billion to the Ahold shareholders through a capital return and a reverse stock split (referred to in this prospectus as the Ahold capital return). The Ahold capital return will be effected by three consecutive amendments of the articles of association of Ahold, followed by the repayment of capital to the holders of issued Ahold ordinary shares. Shareholders of Ahold will be asked to adopt all three proposed amendments of the articles of association of Ahold at the extraordinary general meeting of shareholders of Ahold (referred to in this prospectus as the Ahold EGM) or any subsequent Ahold EGM, including the return of capital from the decrease of nominal value of issued Ahold ordinary shares. Following a two month opposition period for creditors of Ahold, all three amendments will be effected prior to the closing and capital will be repaid to the holders of issued Ahold ordinary shares.

The first amendment of the articles of association of Ahold will result in an increase of the nominal value of the issued ordinary share capital of Ahold by an amount including an aggregate amount of approximately €1.0 billion, which increase will be at the expense of the available (freely distributable) share premium reserves (algemene agioreserve) of Ahold. The second amendment of the articles of association of Ahold will effect a reverse stock split, whereby the number of issued Ahold ordinary shares will be reduced by a number of Ahold ordinary shares equal to the number of Ahold ordinary shares that could have been repurchased with the Ahold capital return. The third amendment of the articles of association of Ahold will effect a decrease of the nominal value of the Ahold ordinary shares, and subsequently approximately €1.0 billion of such decreased amount will be repaid to the holders of issued and outstanding Ahold ordinary shares. The surplus of the decreased amount will be added to Ahold’s share premium reserves.

Treatment of Delhaize Equity Awards (see page 93)

The merger proposal provides that Delhaize will take such actions as may reasonably be required to effect the following:

•

implement or, to the extent necessary, adjust the terms of each option to purchase a Delhaize ordinary share granted pursuant to the Delhaize Group 2007 Stock Option Plan for Associates of Non-US Companies (referred to in this prospectus as a Delhaize EU option), outstanding prior to the effective time, whether vested or unvested, so that such Delhaize EU option will become vested and fully exercisable in advance of the closing and establish prior to the closing a special exercise period so that the holder of each Delhaize EU option will obtain Delhaize ordinary shares following the exercise of such Delhaize EU option, with each unexercised Delhaize EU option outstanding at the end of such exercise period being forfeited;

•	implement or, to the extent necessary, adjust the terms of each option to purchase a Delhaize ADS granted pursuant to the Delhaize Group 2012 U.S. Stock Incentive Plan, effective May 24, 2012 (referred to in this prospectus as a Delhaize US option), outstanding prior to the effective time, whether vested or unvested, so that such Delhaize US option will be canceled and the holder of such Delhaize US option will receive in exchange for such Delhaize US option an amount in cash, without interest and subject to any required tax withholdings, equal to the excess, if any, of the last reported sale price of Delhaize ADSs on the New York Stock Exchange on the last complete trading day prior to the date of the effective time over the exercise price of such Delhaize US option;

•	implement or, to the extent necessary, adjust the terms of each restricted stock unit award with respect to Delhaize ordinary shares that is subject to performance conditions and granted pursuant to the Delhaize Group 2014 European Performance Stock Unit Plan (referred to in this prospectus as a Delhaize EU PSU) outstanding prior to the effective time, whether vested or unvested, so that such Delhaize EU PSU will be canceled as from the effective time and the holder of such Delhaize EU PSU will receive in exchange for such Delhaize EU PSU a number of Ahold ordinary shares equal to the product of (i) the Delhaize EU PSU amount described in the section entitled “The Merger—Treatment of Delhaize Equity Awards” beginning on page 93 of this prospectus multiplied by (ii) the exchange ratio; this provision will however not apply to any Delhaize EU PSU held by members of the Delhaize executive committee, which will be treated as described in the section entitled “The Merger—Treatment of Delhaize Equity Awards” beginning on page 93 of this prospectus;

•	implement or, to the extent necessary, adjust the terms of each restricted stock unit with respect to Delhaize ADSs granted pursuant to the Delhaize America, LLC 2012 Restricted Stock Unit Plan, effective May 24, 2012 (referred to in this prospectus as a Delhaize US RSU/PSU), outstanding prior to the effective time, whether vested or unvested, so that such Delhaize US RSU/PSU will be canceled as from the effective time and the holder of such Delhaize US RSU/PSU will receive in exchange for such Delhaize US RSU/PSU an amount in cash, without interest and subject to any required tax withholdings, equal to the cash value of the product of (i) the number of Delhaize ADSs subject to such Delhaize US RSU/PSU, assuming target-level achievement of applicable performance conditions, if any, multiplied by (ii) the last reported sale price of Delhaize ADSs on the New York Stock Exchange on the last complete trading day prior to the date of the effective time; and

•	the Delhaize America, LLC 2012 Restricted Stock Unit Plan, effective May 24, 2012, and the Delhaize Group 2012 U.S. Stock Incentive Plan, effective May 24, 2012 (collectively referred to in this prospectus as the Delhaize US incentive plans) and the agreements evidencing the grants of the Delhaize US options and Delhaize US RSU/PSUs will be terminated, except that (i) the actions described in the second, third, fourth and fifth bullet points above will expressly be conditioned upon the consummation of the merger and will be of no effect if the merger agreement is terminated and (ii) fractional shares resulting from such actions will be treated in the same manner as fractional shares generally upon the consummation of the merger.

Shareholder Approvals (see page 95)

As a condition to the consummation of the merger, at the Ahold EGM or any subsequent Ahold EGM, the shareholders of Ahold must approve (i) the merger proposal to effect the cross-border merger by the acquisition of Delhaize by Ahold, effective as from the effective time, (ii) the appointment of the new members of the management board and the supervisory board of the combined company as contemplated by the merger agreement, effective as from and conditional upon the effective time, and (iii) an amendment of the Ahold articles of association to implement the governance structure of the combined company set forth in the merger agreement, effective as from and conditional upon the effective time (clauses (i), (ii) and (iii) of this paragraph together referred to in this prospectus as the Ahold required resolutions).

In addition, as a condition to the consummation of the merger, at the Delhaize EGM or any subsequent Delhaize EGM, the Delhaize shareholders must approve (i) the merger proposal, effective as from the effective time (ii) the cross-border merger by the acquisition of Delhaize by Ahold in accordance with the terms of the merger proposal, effective as from and conditional upon the effective time and hence the dissolution without liquidation of Delhaize (clauses (i) and (ii) of this paragraph together referred to in this prospectus as the Delhaize required resolutions).

The adoption of the Ahold required resolutions requires a majority of the votes cast at the Ahold EGM, except that the Ahold required resolution relating to the approval of the merger proposal requires a two-thirds majority of votes cast if less than half of Ahold’s issued share capital is represented at the Ahold EGM. If the Ahold required resolutions are not approved at the initial Ahold EGM because no (valid or binding) vote could be taken at such Ahold EGM, Ahold will, at Delhaize’s request, convene a subsequent Ahold EGM. The same requirements apply at any subsequent Ahold EGM. The adoption of the Delhaize required resolutions requires a majority of at least 75% of the votes cast at the Delhaize EGM provided that at least half of Delhaize’s issued share capital is present or represented at the Delhaize EGM. If the Delhaize required resolutions are not approved at the initial Delhaize EGM because of a lack of quorum or any other reason due to which no (valid or binding) vote could be taken, Delhaize will, at Ahold’s request, convene a subsequent Delhaize EGM. If the quorum requirement is not satisfied at the initial Delhaize EGM, the Delhaize required resolutions may be adopted at a subsequent Delhaize EGM by a majority of at least 75% of the votes cast without such quorum requirement being satisfied.

The Ahold EGM will be held on [●] at [●]:[●], Central European Time, in [●]. The Delhaize EGM will be held on [●] at [●]:[●], Central European Time, in [●], and, if on [●] the requisite quorum is not expected to be present at the Delhaize EGM to be held on [●], a subsequent Delhaize EGM will be held on [●] at [●]:[●], Central European Time, in [●].

In connection with their respective extraordinary general meetings, separate materials will be made available to shareholders of Ahold and Delhaize shareholders in accordance with applicable Dutch and Belgian laws.

As of December 31, 2015, Ahold directors, executive officers and their affiliates held and were entitled to vote 0.06% of the shares entitled to vote at the Ahold EGM. As of December 31, 2015, Delhaize directors, executive officers and their affiliates held and were entitled to vote 0.17% of the shares entitled to vote at the Delhaize EGM.

Risk Factors (see page 34)

In evaluating the merger, Delhaize shareholders and Delhaize ADS holders should carefully review and consider the risk factors set forth under the section entitled “Risk Factors” beginning on page 34 of this prospectus. The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may adversely affect the ability to complete or realize the anticipated benefits of the merger, and may have a material adverse effect on the business, cash flows, financial condition or operating results of the combined company following the merger.

Governance and Management of the Combined Company (see page 218)

The combined company will be a listed public company (naamloze vennootschap) incorporated under Dutch law with a two-tier board structure. The management board of the combined company will be responsible for the overall management of the combined company. The management board of the combined company will be supervised and advised by the supervisory board of the combined company. The management board and the supervisory board of the combined company will be accountable to the shareholders of the combined company. There will also be an executive committee of the combined company that will be accountable to the management board.

The supervisory board of the combined company will consist of 14 members, comprising seven members designated by each of Ahold and Delhaize. Mr. Mats Jansson, the current chairman of the Delhaize board, will become chairman of the supervisory board of the combined company. Mr. Jan Hommen, the current chairman of the Ahold supervisory board, and Mr. Jacques de Vaucleroy, a current member of the Delhaize board, will become vice chairmen of the supervisory board of the combined company. In addition, the supervisory board of the combined company will initially include Mr. Patrick De Maeseneire, Ms. Dominique Leroy, Mr. William G. McEwan, Mr. Jack L. Stahl and Mr. Johnny Thijs, each of whom is currently a member of the Delhaize board, and Mr. Rob van den Bergh, Mr. René Hooft Graafland, Mr. Mark McGrath, Mr. Ben Noteboom and Ms. Stephanie Shern, each of whom is currently a member of the Ahold supervisory board, and Ms. Mary Anne Citrino.

The management board of the combined company will be composed of the chief executive officer, the deputy chief executive officer and chief integration officer, the chief financial officer, the chief operating officer Europe and two chief operating officers for the United States. Mr. Dick Boer, the current chief executive officer of Ahold, will become the chief executive officer of the combined company. Mr. Frans Muller, the current chief executive officer of Delhaize, will become the deputy chief executive officer and chief integration officer of the combined company. Mr. Jeff Carr, the current chief financial officer of Ahold, will become the chief financial officer of the combined company. Mr. Pierre Bouchut, the current executive vice president and chief financial officer of Delhaize, will become the chief operating officer Europe of the combined company. Mr. Kevin Holt, the current executive vice president and chief executive officer of Delhaize America, and Mr. James McCann, the current chief operating officer Ahold USA, will become the chief operating officers of the combined company for the United States.

The day-to-day management of the combined company will be delegated to the executive committee of the combined company. The executive committee of the combined company will be composed of a minimum of eight and a maximum of ten members, including the members of the management board of the combined company, fulfilling the following functions: chief executive officer; deputy chief executive officer and chief integration officer; chief financial officer; chief operating officer Europe; (two) chief operating officers USA; chief human resources officer; chief sustainability, transformation & communications officer; chief e-commerce & innovation officer and chief legal officer. On November 16, 2015, Ahold and Delhaize announced the proposed executive committee of the combined company effective upon consummation of the merger. The executive committee of the combined company will be comprised of the members of the management board of the combined company and will be supplemented by the following four members, who will report directly to the chief executive officer of the combined company: Mr. Marc Croonen, the current executive vice president and chief human resources officer of Delhaize, who will become chief sustainability, transformation & communications officer of the combined company; Ms. Hanneke Faber, the current chief commercial officer of Ahold, who will become chief e-commerce & innovation officer of the combined company; Mr. Jan Ernst de Groot, the current chief legal officer of Ahold, who will become chief legal officer of the combined company; and Ms. Abbe Luersman, the current chief human resources officer of Ahold, who will become chief human resources officer of the combined company. The members of the executive committee of the combined company that are not members of the management board of the combined company were jointly selected by Ahold and Delhaize pursuant to the merger agreement, and will be appointed by the supervisory board of the combined company.

Regulatory Approvals Required to Complete the Merger (see page 96)

In the merger agreement, Ahold and Delhaize have agreed to take all reasonable actions and do, and cooperate in doing, all things reasonably necessary, proper or advisable under applicable laws or otherwise to submit any regulatory filings that are required for the merger or the other transactions contemplated by the merger agreement. The obligations of Ahold and Delhaize to consummate the merger are subject to, among other matters, the termination or expiration of any waiting period (and any extension thereof) applicable to the merger, and the receipt of any approvals, consents or clearances required in connection with the merger under applicable antitrust laws of the United States, the European Union (referred to in this prospectus as the EU) and/or, in the case of a referral by the European Commission, the relevant EU member state, the Republic of Serbia and the Republic of Montenegro.

Ahold and Delhaize filed their respective Notification and Report Form with the Antitrust Division of the U.S. Department of Justice and the Federal Trade Commission (referred to in this prospectus as the FTC) on July 8, 2015. On August 7, 2015, Ahold and Delhaize each received a request for additional information and documentary material (referred to in this prospectus as the second request) from the FTC in connection with the proposed business combination of Ahold and Delhaize. The second request is subject to the waiting period imposed by the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (referred to in this prospectus as the HSR Act), until 30 days after Ahold and Delhaize have substantially complied with the second request, unless that period is extended voluntarily by the parties or terminated sooner by the FTC. Ahold and Delhaize are cooperating fully with the second request.

On October 22, 2015, the European Commission referred the review of the merger filing to the Belgian Competition Authority. Ahold and Delhaize, after completing the pre-notification proceedings with the Belgian Competition Authority, submitted the formal notification on January 13, 2016. Ahold and Delhaize previously submitted notifications to the relevant antitrust agencies in the Republic of Serbia and the Republic of Montenegro, and on July 31, 2015 and September 7, 2015, Ahold and Delhaize received antitrust clearance in the Republic of Serbia and in the Republic of Montenegro, respectively.

Belgian Tax Ruling

The obligations of Ahold and Delhaize to consummate the merger are subject to, among other matters, the receipt of a ruling from the Belgian tax authorities, confirming that the merger will benefit from tax neutrality through the application of applicable Belgian laws (referred to in this prospectus as the Belgian tax ruling). Under the merger agreement, Ahold and Delhaize agreed to use their reasonable best efforts and cooperate to obtain the Belgian tax ruling. On October 13, 2015, Ahold and Delhaize obtained the Belgian tax ruling.

No Solicitation (see page 116)

In the merger agreement, Ahold and Delhaize agreed not to solicit proposals relating to certain alternative transactions or, except as described below, engage in discussions or negotiations with respect to, or provide nonpublic information to any person in connection with, any proposal for an alternative transaction. If, prior to receiving the requisite shareholder approval for the merger, Ahold or Delhaize has received a bona fide written acquisition proposal from a third party, then Ahold or Delhaize, as applicable, may, subject to certain conditions, furnish nonpublic information to such third party and engage in discussions or negotiations with such third party with respect to the proposal for an alternative transaction.

Except in response to a superior acquisition proposal and subject to certain procedural requirements, prior to receiving the requisite shareholder approval for the merger, neither the Ahold supervisory board nor the Ahold management board (collectively referred to in this prospectus as the Ahold boards) nor the Delhaize board may change their respective recommendations that their respective shareholders vote in favor of the merger proposal and the other proposals to be submitted at the relevant extraordinary general meetings.

Conditions to Closing (see page 103)

The respective obligation of each party to effect the merger is subject to the satisfaction or, to the extent permitted by applicable law, written waiver (either in whole or in part, except that any part that is not waived would otherwise be satisfied) by the parties jointly, at or prior to the closing date, of the following conditions:

•	the Ahold EGM or any subsequent Ahold EGM, as the case may be, has approved the Ahold required resolutions;

•	the Delhaize EGM or any subsequent Delhaize EGM, as the case may be, has approved the Delhaize required resolutions;

•	the parties have obtained the relevant antitrust clearances or, where applicable, the expiration or termination of the applicable waiting periods in lieu of such antitrust clearances;

•	a civil law notary (notaris) of Allen & Overy LLP, Amsterdam, has obtained the pre-merger certificate issued by a Belgian civil law notary in accordance with applicable Belgian laws (referred to in this prospectus as the pre-merger certificate);

•	the Ahold ordinary shares issuable to the Delhaize shareholders and Delhaize ADS holders in the merger have been approved for admission to listing and trading on the Euronext Amsterdam and Euronext Brussels stock exchanges;

•	the prospectus filed with the Dutch Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) (referred to in this prospectus as the AFM) has been approved by the AFM under Dutch law and has been passported into Belgium, in each case, in accordance with applicable laws;

•	the registration statement on Form F-4 of Ahold of which this prospectus forms a part (referred to in this prospectus as the registration statement) has been declared effective by the United States Securities and Exchange Commission (referred to in this prospectus as the SEC) under the Securities Act of 1933, as amended (referred to in this prospectus as the Securities Act), and no stop order suspending the effectiveness of the registration statement is in effect and no proceedings for that purpose are pending;

•	no opposition by an Ahold creditor has been filed or, if filed, such opposition has been withdrawn, resolved or lifted by an enforceable court order by the relevant court of the Netherlands;

•	no governmental entity of competent jurisdiction has enacted, issued, promulgated, enforced or entered any order, injunction, judgment, decree or other action which is in effect and which prohibits or makes illegal the consummation of the merger in accordance with the terms of the merger agreement; and

•	Ahold and Delhaize have obtained the Belgian tax ruling.

In addition, each party’s obligation to effect the merger is also subject to the satisfaction or waiver (either in whole or in part, except that any part that is not waived would otherwise be satisfied) in writing by such party, at or prior to the closing date, of the following additional conditions:

•	no change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect relating to the other party has occurred since the date of the merger agreement which is continuing on the closing date;

•

the warranties of the other party (other than certain specified warranties relating to the other party’s share capital and the warranties relating to the absence of an event having a material adverse effect on the other party between, in the case of Ahold, December 28, 2014 and, in the case of Delhaize, December 31, 2014, and the date of the merger agreement) are true and accurate as of the closing date, as if made at and as of the closing date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of the other party’s warranties to be so true and accurate (disregarding any limitation as to “materiality” or “material adverse effect” set forth in the other party’s warranties), individually or in the aggregate, has not had, and would not reasonably be expected to have, a material adverse effect relating to the other party;

•	certain specified warranties of the other party relating to the other party’s share capital are true and accurate in all material respects as of the closing date, as if made at and as of the closing date (except to the extent expressly made as of an earlier date, in which case as of such earlier date);

•	the warranties of the other party relating to the absence of an event having a material adverse effect on the other party between, in the case of Ahold, December 28, 2014, and, in the case of Delhaize, December 31, 2014, and the date of the merger agreement) are true and accurate as of the date of the merger agreement; and

•	the other party has performed in all material respects all covenants, agreements and obligations required to be performed by it under the merger agreement at or prior to the closing date;

and such party has received a certificate signed on behalf of the other party by an authorized representative of the other party dated as of the closing date certifying that the conditions described in the preceding five bullet points have been satisfied.

Delhaize’s obligation to effect the merger is also subject to the satisfaction or waiver (either in whole or in part, except that any part that is not waived would otherwise be satisfied) in writing by Delhaize at or prior to the closing date of the following additional condition:

•	Stichting Ahold Continuïteit (referred to in this prospectus as the Ahold Foundation) (i) has not exercised (either in whole or in part) its call option (referred to in this prospectus as the Ahold Foundation call option), which was granted pursuant to an agreement between the Ahold Foundation and Ahold, restated as of December 15, 2003, to acquire from Ahold a number of cumulative preferred shares in Ahold’s share capital with a nominal value of €500 each (referred to in this prospectus as the Ahold cumulative preferred shares) such that the total nominal value of the Ahold cumulative preferred shares so acquired is equal to (a) the total nominal value of all Ahold ordinary shares and all Ahold cumulative preferred financing shares, in each case issued and outstanding at the time of exercising the Ahold Foundation call option, minus (b) the total nominal value of any Ahold cumulative preferred shares held by the Ahold Foundation at such time or (ii) if the Ahold Foundation has exercised (either in whole or in part) the Ahold Foundation call option, has voted in favor of the Ahold required resolutions.

Termination of the Merger Agreement (see page 120)

The merger agreement may be terminated immediately:

•	by Ahold and Delhaize jointly, if they so explicitly agree in writing;

•	by notice in writing given by either Ahold or Delhaize to the other party if the merger has not occurred by the earlier of (i) the fifteen month anniversary of the date of the merger agreement and (ii) the six month anniversary of the date of filing of the merger terms with the Dutch trade register (which date is referred to in this prospectus as the termination date), except that the right to terminate the merger agreement pursuant to the provision described in this bullet point may not be exercised by any party whose failure to perform any covenant, agreement or obligation under the merger agreement in any material respect was the primary cause of, or primarily resulted in, the failure to consummate the merger on or before the termination date;

•

by notice in writing given by either of Ahold or Delhaize, if either (i) the Ahold EGM (or, if applicable, any subsequent Ahold EGM) has taken a valid and binding vote on the Ahold required resolutions and the Ahold required resolutions have not been adopted (except that any termination by Ahold pursuant to this bullet point in circumstances where Delhaize would have been entitled to terminate the merger agreement pursuant to the last bullet point of this paragraph will have the same effect as if Delhaize did in fact terminate the merger agreement pursuant to the last bullet point of this paragraph), or (ii) the Delhaize EGM (or, if applicable, any subsequent Delhaize EGM) has taken a valid and binding vote on the Delhaize required resolutions and the Delhaize required resolutions have not been adopted;

•	by notice in writing given by Ahold prior to the adoption of the Delhaize required resolutions, if Delhaize has effected a change in recommendation;

•	by notice in writing given by Delhaize prior to the adoption of the Ahold required resolutions, if Ahold has effected a change in recommendation;

•	by notice in writing given by either Ahold or Delhaize if any governmental entity of competent jurisdiction has enacted, issued, promulgated, enforced or entered any order permanently enjoining or otherwise prohibiting or making illegal the consummation of the merger and such order has become final and non-appealable, except that the right to terminate the merger agreement pursuant to the provision described in this bullet point may not be exercised by any party whose failure to perform any covenant, agreement or obligation under the merger agreement in any material respect has been the primary cause of, or primarily resulted, in the occurrence of such order;

•	by notice in writing given by either Ahold or Delhaize to the other party in case of (i) a breach of any of the covenants, agreements or obligations of the other party set forth in the merger agreement or (ii) any inaccuracy of any of the representations or warranties of the other party set forth in the merger agreement, in the case of each of clause (i) and (ii), to the extent such breach or inaccuracy, either individually or taken together:

•	would result in, if occurring or continuing on the closing date, the failure of the conditions to the obligation of Ahold or Delhaize, as applicable, to effect the merger relating to the accuracy of the other party’s representations and warranties or the other party’s performance of its covenants to be satisfied; and

•	is incapable of being remedied, or is not remedied, by the other party by the termination date or, if capable of being remedied by the termination date, the other party has not commenced good faith efforts to remedy such breach within ten business days after receipt by the other party of a written notice of such breach from Ahold or Delhaize, as applicable; or

•	by notice in writing given by Delhaize if the Ahold Foundation call option has been exercised and the Ahold EGM (or, if applicable, any subsequent Ahold EGM) has taken a valid and binding vote on the Ahold required resolutions and the Ahold required resolutions have not been adopted.

Termination Fees Relating to the Merger (see page 121)

Each party has agreed to pay to the other party a gross amount of €150 million (referred to in this prospectus as the termination fee) in cash, immediately upon first written request therefor from the other party and without defense or set-off of any kind (except if such party has previously actually paid the other party’s expenses as described below):

•	if the merger agreement is terminated by the other party upon such party effecting a change in recommendation prior to the adoption of the required resolutions by such party’s shareholders;

•	if the merger agreement is terminated by the other party upon such party’s breach of any of its covenants, agreements or obligations set forth in the merger agreement pursuant to the provision described in the seventh bullet point of the section entitled “—Termination of the Merger Agreement”; or

•	if (i) a bona fide acquisition proposal (as described in “The Merger Agreement—Acquisition Proposals” beginning on page 116 of this prospectus) has been made directly to such party’s shareholders or any person has publicly announced an acquisition proposal with respect to such party (or any person has publicly announced an intention (whether or not conditional) to make an acquisition proposal with respect to such party) or any acquisition proposal with respect to such party otherwise becomes publicly known, in each case, after the date of the merger agreement and prior to the extraordinary general meeting of such party’s shareholders (or any subsequent meeting), (ii) the merger agreement is terminated due to the failure of the merger having occurred by the termination date pursuant to the provision described in the second bullet point of the section entitled “—Termination of the Merger Agreement” or due to the failure of such party’s shareholders to adopt the required resolutions pursuant to the provision described in the third bullet point of the section entitled “—Termination of the Merger Agreement” or due to such party’s breach of the merger agreement pursuant to the provision described in the seventh bullet point of the section entitled “—Termination of the Merger Agreement,” and (iii) such party enters into a definitive agreement with respect to a transaction contemplated by an acquisition proposal or consummates such a transaction, irrespective of whether it is the same acquisition proposal that is referenced in clause (i) of this bullet point, in each case, within twelve months of the date the merger agreement is terminated (except that, for purposes of clause (iii) of this bullet point only, each reference in the definition of acquisition proposal (as described in “The Merger Agreement—Acquisition Proposals” beginning on page 109 of this prospectus) to “15% or more” will be deemed to be “more than 50%”).

Any payment obligation of Ahold or Delhaize pursuant to the provisions described above will exist regardless of whether there is an attributable failure (toerekenbare tekortkoming) by Ahold or Delhaize, as applicable.

Costs and Expense Fee (see page 122)

Except where the merger agreement provides otherwise, each party will pay its own costs relating to the negotiation, preparation, execution and performance of the merger agreement and any documents executed pursuant thereto.

In the event that the merger agreement is terminated due to the failure by a party’s shareholders to adopt the required resolutions pursuant to the provision described in the third bullet point of the section entitled “—Termination of the Merger Agreement,” then such party will pay, immediately upon first written request therefor from the other party and without defense or set-off of any kind, to the other party an amount in cash equal to the lesser of (i) €30 million and (ii) the aggregate of all reasonable and documented out-of-pocket fees and expenses incurred by the other party in connection with the preparation, negotiation, execution and performance of the merger agreement, any filings or submissions under applicable laws in connection with the merger or any other matter related to the merger or the other transactions contemplated by the merger agreement (referred to in this prospectus as the expense fee), and thereafter such party will be obligated to pay to the other party the termination fee (less the amount of the expense fee previously actually paid to the other party pursuant to the provision described in this paragraph) in the event the termination fee is payable to the other party pursuant to the provision described in the third bullet point of the section entitled “—Termination Fees Relating to the Merger.”

Accounting Treatment of the Merger (see page 98)

Under International Financial Reporting Standards (referred to in this prospectus as IFRS) as issued by the International Accounting Standards Board (referred to in this prospectus as IASB), the merger will be accounted for as an acquisition of Delhaize by Ahold under the acquisition method of accounting. The acquisition method of accounting is based on IFRS 3 Business Combinations and uses the fair value concepts defined in IFRS 13 Fair Value Measurements. IFRS 3 requires, among other things, that the assets acquired and the liabilities assumed be recognized by the acquiror at their fair values as of the acquisition date. In addition, IFRS 3 establishes that the consideration transferred is measured at the closing date at the then current market price of the Ahold ordinary shares to be issued to Delhaize shareholders and Delhaize ADS holders.

Dissenters’ Rights of Appraisal (see page 99)

Under Belgian law, Delhaize shareholders are not entitled to exercise dissenters’, appraisal, cash exit or similar rights in connection with the merger.

Certain Tax Consequences of the Merger (see page 290)

United States

It is intended that, for U.S. federal income tax purposes, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (referred to in this prospectus as the Code). Assuming that the merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code, U.S. Delhaize shareholders or Delhaize ADS holders will generally not recognize gain or loss on the exchange of Delhaize ordinary shares or Delhaize ADSs for Ahold ordinary shares or Ahold ADSs, except to the extent of any cash received in lieu of a fractional share of Ahold ordinary shares. Certain “five-percent transferee shareholders” (as described in the section entitled “Material Tax Considerations—Material U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Consequences of the Merger” beginning on page 291 of this prospectus), however, may be required to timely enter into and maintain a gain recognition agreement to avoid recognizing gain in the merger.

Netherlands

For Dutch corporate income tax and individual income tax purposes, the exchange of the Delhaize ordinary shares or Delhaize ADSs, as the case may be, for Ahold ordinary shares or Ahold ADSs in the merger is considered as a disposal of the Delhaize ordinary shares or Delhaize ADSs, as the case may be, followed by an acquisition of the relevant Ahold ordinary shares or Ahold ADSs. To the extent that a holder of Delhaize ordinary shares or Delhaize ADSs is subject to Dutch corporate income tax or Dutch individual income tax as a result of a gain realized upon this deemed disposal, such person may elect for non-recognition of that gain for Dutch tax purposes by applying for a roll-over of the tax book value of these Delhaize ordinary shares or Delhaize ADSs, as applicable, into the tax book value of the relevant Ahold ordinary shares or Ahold ADSs acquired in the merger if certain conditions are met. See the section entitled “Material Tax Considerations—Material Dutch Tax Considerations—The Merger—Corporate Income Tax and Individual Income Tax” beginning on page 296 of this prospectus for a description of the general corporate income tax and individual income tax consequences of such a disposal.

The exchange of Delhaize ordinary shares or Delhaize ADSs for Ahold ordinary shares or Ahold ADSs, as applicable, in the merger will not be subject to withholding or deduction for any taxes of whatsoever nature imposed, levied, withheld or assessed by the Netherlands or any political subdivision or taxing authority thereof or therein. Cash payments for fractional entitlements to Ahold ordinary shares or Ahold ADSs in the context of the merger (as further described in the section entitled “The Merger—General” beginning on page 62 of this prospectus) will not be subject to withholding or deduction for any taxes of whatsoever nature imposed, levied, withheld or assessed by the Netherlands or any political subdivision or taxing authority thereof or therein.

Belgium

The merger will be carried out in accordance with article 211 of the Belgian Income Tax Code 1992 (referred to in this prospectus as BITC/92). As a result, no capital gains or capital losses will be realized in the hands of Belgian resident individuals holding Delhaize ordinary shares or Delhaize ADSs for professional purposes and of Belgian resident companies holding Delhaize ordinary shares or Delhaize ADSs. Belgian resident individuals holding Delhaize ordinary shares or Delhaize ADSs as a private investment will in principle not be subject to Belgian income tax. The same principles apply to non-resident individuals and companies holding Delhaize ordinary shares or Delhaize ADSs in connection with a business conducted through a Belgian permanent establishment. Non-resident companies that do not have a permanent establishment in Belgium will not be subject to Belgian income tax.

Delhaize shareholders or Delhaize ADS holders are urged to consult with their own tax advisors for a full understanding of the U.S., Dutch, Belgian or other tax consequences of the merger applicable to them.

Securities Exchange Listing of Ahold Ordinary Shares (see page 99)

It is a condition to the consummation of the merger that the Ahold ordinary shares to be issued to the Delhaize shareholders and Delhaize ADS holders as part of the merger have been approved for admission to listing and trading on Euronext Amsterdam and Euronext Brussels. As a result of the merger, Delhaize ordinary shares currently listed on Euronext Brussels will cease to be listed on Euronext Brussels.

No Securities Exchange Listing of Ahold ADSs (see page 99)

Upon the consummation of the merger, the Ahold ADSs which will be issued to Delhaize ADS holders in the merger will not be listed on any securities exchange. It is currently expected that Ahold ADSs will continue to trade in the over-the-counter market and will continue to be quoted on the OTCQX International marketplace under the symbol “AHONY.” As a result of the merger, Delhaize ADSs currently listed on the New York Stock Exchange will cease to be listed on the New York Stock Exchange.

Comparison of Rights of Shareholders of Ahold and Delhaize (see page 256)

Delhaize shareholders receiving Ahold ordinary shares and Ahold ADSs in the merger will have different rights once they become shareholders of the combined company. These differences arise principally from differences between Belgian law and Dutch law, and between Delhaize’s articles of association and the deposit agreement of Delhaize (including the form of Delhaize American Depositary Receipt) relating to the Delhaize ADSs, on the one hand, and the Ahold articles of association and the Ahold deposit agreement (including the form of Ahold American Depositary Receipt) relating to the Ahold ADSs as in effect upon the consummation of the merger, on the other hand.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF AHOLD

The following tables set out selected historical consolidated financial data of Ahold. The selected consolidated income statement and statement of cash flow data for the financial years ended December 28, 2014, December 29, 2013 and December 30, 2012 and the selected consolidated statement of financial position data as of December 28, 2014 and December 29, 2013 have been derived from Ahold’s audited consolidated financial statements included on pages FIN-1 to FIN-94 of this prospectus, which have been prepared in accordance with IFRS as issued by the IASB. The selected consolidated income statement and statement of cash flow data for the financial years ended January 1, 2012 and January 2, 2011 and the selected consolidated statement of financial position data as of December 30, 2012, January 1, 2012 and January 2, 2011 have been derived from Ahold’s consolidated financial statements and related notes for the financial years ended December 30, 2012, January 1, 2012 and January 2, 2011, which are not included in this prospectus.

The selected consolidated income statement and statement of cash flow data for the financial half year periods ended July 12, 2015 and July 13, 2014 and the selected consolidated statement of financial position data as of July 12, 2015 have been derived from Ahold’s unaudited condensed consolidated interim financial statements for the financial half year ended July 12, 2015, which have been prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the IASB and which are included on pages FIN-95 to FIN-107 of this prospectus. The selected consolidated statement of financial position data as of July 13, 2014 has been derived from Ahold’s unaudited condensed consolidated interim financial statements not included in this prospectus. Interim results for the financial half year periods ended July 12, 2015 and July 13, 2014 are not necessarily indicative of, and are not projections for, the results to be expected for Ahold’s financial year ending January 3, 2016.

The selected historical consolidated financial data set forth below are only a summary and are not necessarily indicative of the results of future operations of Ahold or the combined company following the consummation of the merger. The selected historical consolidated financial data set forth below should be read together with Ahold’s historical audited and unaudited consolidated financial statements and its unaudited condensed consolidated interim financial statements and the related notes included elsewhere in this prospectus, as well as the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Ahold” beginning on page 158 of this prospectus and the other information contained in this prospectus.

Ahold’s financial year consists of 52 or 53 weeks and ends on the Sunday nearest to December 31. Ahold’s 2015 financial year ending January 3, 2016 consists of 53 weeks. The quarters in Ahold’s 2015 half year are: (i) first quarter ended April 19, 2015, consisting of 16 weeks and (ii) second quarter ended July 12, 2015, consisting of 12 weeks.

	As of and for the financial half years ended			As of and for the financial years ended
	July 12, 2015	July 13, 2014		December 28, 2014		December 29, 2013	December 30, 2012(4)	January 1, 2012(4)(5)	January 2, 2011(4)(5)
	€ million, except per share data, exchange rates, other data and percentages
Consolidated Income Statement Data:
Net sales	19,977	17,241		32,774		32,615	32,682	30,098	29,353
Operating income	647	640		1,250		1,239	1,336	1,351	1,341
Income from continuing operations	406	393		791		805	869	914	837
Income (loss) from discontinued operations	2	(196	)(1)	(197	)(1)	1,732 (2)	46	103	16
Net income	408	197		594		2,537	915	1,017	853
Consolidated Statement of Financial Position Data:
Current assets	4,527	4,269		4,448		6,268	4,416	5,193	5,194
Total assets	14,620	13,110		14,138		15,142	14,572	15,228	14,725
Share capital	8	9		9		318	318	330	358
Equity attributable to holders of ordinary shares(3)	4,993	4,440		4,844		6,520	5,146	5,810	5,910
Long-term loans and other non-current financial liabilities	3,574	3,225		3,449		3,189	3,361	3,302	3,577
Consolidated Statement of Cash Flow Data:
Net cash from operating activities	987	741		1,876		2,035	2,110	1,776	2,103
Net cash (used in) / from investing activities	(471)	691		109		279	(1,282)	(497)	(808)
Net cash used in financing activities	(773)	(2,423)		(2,990)		(1,633)	(1,339)	(1,505)	(1,452)
Per Share Data:
Net income per ordinary share (basic)	0.50	0.22		0.68		2.48	0.88	0.92	0.73
Net income per ordinary share (diluted)	0.49	0.21		0.67		2.39	0.85	0.89	0.72
Income from continuing operations per ordinary share (basic)	0.49	0.43		0.90		0.79	0.84	0.82	0.72
Income from continuing operations per ordinary share (diluted)	0.48	0.42		0.88		0.77	0.81	0.80	0.70
Dividend per ordinary share(6)	—	—		0.48		0.47	0.44	0.40	0.29
Dividend per ordinary share in USD(7)	—	—		0.54		0.65	0.57	0.53	0.43
Other Financial Data:
Underlying operating income(8)	721	680		1,267		1,379	1,412	1,377	1,376
Underlying operating income margin(8)	3.6%	3.9%		3.9%		4.2%	4.3%	4.6%	4.7%
Free cash flow(9)	553	372		1,055		1,109	1,051	845	1,029
Other Data:
Number of stores(10)	3,221	3,121		3,206		3,131	3,074	3,008	2,970
Number of employees (in thousands headcount)(10)	231	225		227		222	225	218	213
Share Data at period-end:
Ordinary shares outstanding (in millions)	818	854		823		982	1,039	1,060	1,145
Share price at Euronext (€)	17.17	13.33		14.66		13.22	10.16	10.41	9.88
Exchange Rate Data:
Average exchange rate ($1 per €)	0.8950	0.7297		0.7529		0.7533	0.7782	0.7189	0.7555
Period-end exchange rate ($1 per €)	0.8957	0.7348		0.8213		0.7277	0.7566	0.7724	0.7474
Average exchange rate (CZK1 per €)	0.0364	0.0364		0.0363		0.0385	0.0398	0.0407	0.0396
Period-end exchange rate (CZK1 per €)	0.0369	0.0365		0.0360		0.0365	0.0398	0.0391	0.0399

(1)	The HY1 2014 loss from discontinued operations included a net of tax settlement amount and associated legal fees for the Waterbury litigation of €192 million. This litigation was related to Ahold’s U.S. Foodservice operations which were divested in 2007. See also the section entitled “Information about Ahold—Litigation” beginning on page 149 of this prospectus.
(2)	Income from discontinued operations in 2013 included a gain of €1,751 million in connection with the sale of Ahold’s 60% stake holding in ICA.
(3)	In the financial year ended December 28, 2014, €1,232 million was returned to Ahold shareholders through a share buyback (financial year ended December 29, 2013: €768 million; financial year ended December 30, 2012: €277 million; financial year ended January 1, 2012: €837 million; and financial year ended January 2, 2011: €386 million) and €1,007 million was returned to Ahold shareholders as a result of the capital repayment in 2014.
(4)	The financial data for the financial years ended December 30, 2012, January 1, 2012 and January 2, 2011 have been restated for discontinued operations that occurred in subsequent years.
(5)	The financial years ended December 28, 2014, December 29, 2013 and December 30, 2012 include the effects of the adoption of IAS19 (R), Employee Benefits. The data for the financial years ended January 1, 2012 and January 2, 2011 were not restated for the application of IAS 19 (R).
(6)	Dividends per ordinary share are included in the financial year to which the dividends relate, although dividends are normally approved and paid in the financial year following the financial year to which they relate. For example, the €0.48 dividend per ordinary share for the financial year 2014 is the dividend for the financial year ended December 28, 2014, which was approved by the Ahold general meeting of shareholders on April 15, 2015 and paid on April 30, 2015.
(7)	For convenience, the euro per share dividend amounts have been translated into U.S. dollars using the exchange rate on the date of the payment of the dividend.
(8)	Ahold defines “underlying operating income” as the operating income adjusted for items management believes can cause a distortion in understanding the development of the underlying operating performance of Ahold’s operations. Underlying operating income is calculated as operating income, adjusted for impairments of non-current assets, gains and losses on the sale of assets, restructuring and related charges, and other specific items considered to not be directly related to the underlying operating performance, such as pension-related settlements and curtailments. Ahold has included underlying operating income as it is a key performance metric used by Ahold’s management across its business. Ahold believes this is a useful measure for investors in understanding the performance of its underlying operations. Underlying operating income is not a measure calculated in accordance with IFRS, may not be comparable to similar measures presented by other companies (including Delhaize) and accordingly should not be considered as an alternative to operating income. Underlying operating income margin is calculated as underlying operating income as a percentage of net sales.

The following table provides a reconciliation from operating income to underlying operating income:

	For the financial half years ended		For the financial years ended
	July 12, 2015	July 13, 2014	December 28, 2014	December 29, 2013	December 30, 2012	January 1, 2012	January 2, 2011
	€ million except percentages
Operating income	647	640	1,250	1,239	1,336	1,351	1,341
Adjustments(*)
Impairment of assets	17	9	31	83	37	24	24
Gains and losses on the sale of assets	(9)	(7)	(20)	(28)	(21)	(12)	(14)
Restructuring and related charges and other items	66	38	6	85	60	14	25
Underlying operating income	721	680	1,267	1,379	1,412	1,377	1,376

Underlying operating income margin	3.6%	3.9%	3.9%	4.2%	4.3%	4.6%	4.7%

(*)	For more details regarding these adjustments, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Ahold” beginning on page 158 of this prospectus.

(9)	Ahold defines free cash flow as operating cash flows from continuing operations less net capital expenditures and net interest paid plus dividends received. Ahold has included free cash flow as Ahold believes it is a useful measure for investors because it provides insight into the cash flow available to, among other things, reduce debt and pay dividends. Free cash flow is derived from Ahold’s financial statements; however, this is not a measure calculated in accordance with IFRS and may not be comparable to similar measures presented by other companies. Accordingly, free cash flow should not be considered as an alternative to operating cash flow. The following provides a reconciliation from operating cash flow to this non-GAAP measure:

	For the financial half years ended		For the financial years ended
	July 12, 2015	July 13, 2014	December 28, 2014	December 29, 2013	December 30, 2012	January 1, 2012	January 2, 2011
	€ million
Operating cash flows from continuing operations	990	754	1,893	2,051	2,112	1,787	2,111
Adjustments:
Purchase of non-current assets	(345)	(319)	(732)	(811)	(910)	(753)	(857)
Divestments of assets / disposal groups held for sale	26	41	77	52	51	23	31
Dividends received from joint ventures	15	14	18	27	21	5	14
Interest received	2	4	6	6	11	27	15
Interest paid	(135)	(122)	(207)	(216)	(234)	(244)	(285)

Free cash flow	553	372	1,055	1,109	1,051	845	1,029

(10)	The number of stores and employees includes discontinued operations (Slovakia). The number of stores includes specialty (Etos and Gall & Gall) and franchise stores, but excludes the stores operated by Ahold’s joint ventures. The number of franchise stores at the end of each reporting period is as follows: 886 stores (July 12, 2015); 857 stores (July 13, 2014); 869 stores (December 28, 2014); 850 stores (December 29, 2013); 809 stores (December 30, 2012); 801 stores (January 1, 2012); and 782 stores (January 2, 2011).

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF DELHAIZE

The information included under this section entitled “Selected Historical Consolidated Financial Data of Delhaize” has been provided to Ahold by Delhaize.

The following tables set forth selected historical consolidated financial data of Delhaize, which is derived from the audited consolidated financial statements of Delhaize as of and for the financial years ended December 31, 2014, 2013 and 2012 contained in its Annual Report on Form 20-F filed with the SEC on April 29, 2015, which is incorporated by reference into this prospectus. The selected historical consolidated financial data for each of the financial years ended December 31, 2011 and 2010 have been derived from the audited consolidated financial statements of Delhaize as of and for such years contained in its other reports filed with the SEC, which are not incorporated by reference into this prospectus. The selected historical financial data for the financial half year ended June 30, 2015 has been derived from the unaudited condensed consolidated financial statements of Delhaize as of and for that period contained in its Current Report on Form 6-K furnished to the SEC on October 23, 2015, which is incorporated by reference into this prospectus.

The selected financial data presented below is only a summary, and it should be read in conjunction with the consolidated financial statements of Delhaize, related notes thereto and other financial information incorporated by reference into this prospectus. Historical results for any period are not necessarily indicative of results to be expected for any future period and should be read in conjunction with Delhaize’s “Operating and Financial Review and Prospects” contained in its Annual Report on Form 20-F filed with the SEC on April 29, 2015, which is incorporated by reference into this prospectus.

The audited and unaudited condensed consolidated financial statements of Delhaize have been prepared using accounting policies in accordance with IFRS as issued by the IASB and as adopted by the EU. Currently, the only difference between the effective IFRS as issued by the IASB and as adopted by the EU relates to certain paragraphs of IAS 39 Financial Instruments: Recognition and Measurement, which are not mandatorily applicable in the EU (the so called “carve-out”). Delhaize is not affected by the so-called carve-out, and for Delhaize there is therefore no difference between the effective IFRS as issued by the IASB and as adopted by the EU.

	Financial Half Year Ended June 30,		Financial Year Ended December 31,
	2015	2014	2014	2013	2012(2)	2011(2)	2010(2)
	(in euro)		(in euro)
	(in millions, except per share amounts)
Income Statement Data
Revenues	11,934	10,201	21,361	20,593	20,514	19,348	19,221
Operating profit	331	190	423	537	574	817	1,022
Profit before taxes and discontinued operations	194	103	255	357	352	654	834
Net profit from continuing operations	142	50	189	272	297	495	586
Net profit	134	35	90	182	103	472	575
Net profit attributable to equity holders of the Group	134	35	89	179	105	472	574
Cash dividends paid(1)	165	158	158	142	180	173	161
Basic earnings per share from continuing operations	1.38	0.49	1.85	2.65	2.96	4.92	5.84
Diluted earnings per share from continuing operations	1.37	0.48	1.84	2.64	2.95	4.89	5.79
Basic earnings per share	1.31	0.34	0.88	1.77	1.04	4.69	5.73
Diluted earnings per share	1.30	0.34	0.87	1.76	1.04	4.65	5.68

	Financial Half Year Ended June 30,		Financial Year Ended December 31,
	2015	2014	2014	2013	2012(2)	2011(2)	2010(2)
	(in euro)		(in euro)
	(in millions)
Balance Sheet Data
Current assets	3,766	3,267	3,955	3,664	3,190	3,107	2,962
Total assets	12,415	10,967	12,127	11,594	11,915	12,274	10,888
Short-term borrowings	—	—	—	—	—	60	16
Long-term debt	1,916	2,041	2,201	2,011	2,313	2,325	1,966
Long-term obligations under finance lease	487	472	475	496	612	689	684
Share capital	52	51	51	51	51	51	51
Shareholders’ equity	5,811	4,992	5,447	5,068	5,184	5,408	5,068
Non-controlling interests	6	5	6	5	2	5	1

	Financial Half Year Ended June 30,		Financial Year Ended December 31,
	2015	2014	2014	2013	2012	2011	2010
	(in euro)		(in euro)
	(in millions except for store count)
Other Data
Store count at period end	3,445	3,377	3,468	3,534	3,451	3,408	2,800
Weighted average number of shares outstanding at period end	102.3	101.3	101.4	101.0	100.8	100.7	100.3
Net cash provided by operating activities	481	325	1,147	1,185	1,402	1,100	1,311
Net cash used in investing activities	(320)	(97)	(383)	(572)	(630)	(1,257)	(661)
Net cash used in financing activities	(560)	(380)	(383)	(359)	(263)	(146)	(343)
Capital expenditures	(281)	(229)	(606)	(565)	(681)	(754)	(656)

(1)	Delhaize usually declares dividends once a year at the Delhaize shareholders’ meeting following the financial year to which the dividend relates. Cash dividends per share represent the dividend for the indicated financial year, before deduction of withholding tax pursuant to Belgian domestic law, which is approved at the Delhaize shareholders’ meeting held the following year. Cash dividends paid represent the amount of dividend effectively paid during the indicated year.
(2)	Comparative data has been restated to reflect (i) the reclassification of the banner Bottom Dollar Food and Delhaize’s Bulgarian and Bosnian and Herzegovinian operations to discontinued operations given their divestiture and (ii) the initial application of IFRIC 21.

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following table shows information about the pro forma financial condition and results of operations, including per share data, of Ahold after giving effect to the merger.

The table sets forth selected unaudited pro forma condensed combined income statement data, including per share data, for the financial half year ended July 12, 2015 and for the financial year ended December 28, 2014, which give effect to the merger as if it had occurred on December 30, 2013. A pro forma adjustment has been made for the purposes of the unaudited pro forma condensed combined financial information for the financial half year ended July 12, 2015 to reflect the difference in the number of days in the financial half year periods of Ahold and Delhaize. The financial half year ended July 12, 2015 for Ahold was from December 29, 2014 to July 12, 2015, and the financial half year ended June 30, 2015 for Delhaize was from January 1, 2015 to June 30, 2015. The different financial half year periods for Ahold and Delhaize result in a difference of 15 days, and the pro forma adjustment was calculated on the basis of the unaudited results for Delhaize for the month of July 2015 and pro-rated for 15 days. See Note 2A under the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 124 of this prospectus for more details regarding this pro forma adjustment. The unaudited pro forma condensed combined income statement of Ahold for the financial year ended December 28, 2014 combines the historical results of Ahold for the financial year ended December 28, 2014 and the historical results of Delhaize for the financial year ended December 31, 2014. No pro forma adjustments have been made with respect to the one-day difference in the length of Ahold’s financial year ended December 28, 2014 and Delhaize’s financial year ended December 31, 2014 because the impact of the one-day difference was not considered to be material. The unaudited per share data on a pro forma combined basis also takes into account the estimated effect of the Ahold capital return on the number of outstanding Ahold ordinary shares. See the section entitled “The Merger—Ahold Capital Return” beginning on page 92 of this prospectus.

The selected unaudited pro forma condensed combined balance sheet as of July 12, 2015 gives effect to the merger as if it had occurred on that date and, due to different financial period ends, combines the historical balance sheet of Ahold as of July 12, 2015 and the historical balance sheet of Delhaize as of June 30, 2015.

The information presented below should be read together with the historical financial statements of Ahold, included elsewhere in this prospectus, and the historical financial statements of Delhaize, incorporated by reference into this prospectus, and the other unaudited pro forma condensed combined financial information, including the related notes included elsewhere in this prospectus. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 124 of this prospectus.

The selected unaudited pro forma condensed combined financial information presented below has been prepared on a basis consistent in all material respects with the accounting policies of Ahold in accordance with IFRS as issued by the IASB.

The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and is not necessarily indicative of results that actually would have occurred had the combination been completed on the dates indicated or that may be obtained in the future. See also the sections entitled “Unaudited Pro Forma Condensed Combined Financial Information,” “Risk Factors” and “General Information—Forward-Looking Statements.”

As of July 12, 2015
€ million
Combined Statement of Financial Position Data:
Equity attributable to ordinary shareholders	13,454
Long-term loans and other non-current financial liabilities	6,553
Total assets	31,687
Current assets	7,294

	For the financial half year ended July 12, 2015	For the financial year ended December 28, 2014
	€ million, except per share data
Combined Income Statement Data:
Net sales	32,870	54,135
Operating income	997	1,562
Income from continuing operations	569	931
Per Share Data:
Income from continuing operations per ordinary share (basic)	0.45	0.70
Income from continuing operations per ordinary share (diluted)	0.44	0.70

COMPARATIVE HISTORICAL AND PRO FORMA PER SHARE INFORMATION

The following tables set forth selected historical and unaudited pro forma condensed combined per ordinary share and per American Depositary Share (ADS) information for Ahold and Delhaize.

Ahold Per Ordinary Share/ADS Data

The historical per ordinary share/ADS data for Ahold is derived from the audited consolidated financial statements of Ahold as of and for the financial year ended December 28, 2014 and the unaudited condensed consolidated interim financial statements for Ahold as of and for the financial half year ended July 12, 2015.

The unaudited pro forma condensed combined per ordinary share/ADS data for Ahold set forth below give effect to the merger under the acquisition method of accounting as defined by IFRS 3 Business Combinations, as if the merger had occurred on December 30, 2013, the first day of Ahold’s financial year ended December 28, 2014, in the case of income from continuing operations per ordinary share/ADS data, and at July 12, 2015, in the case of shareholders’ equity per ordinary share/ADS data, and assuming that each outstanding Delhaize ordinary share had been converted into Ahold ordinary shares based on the exchange ratio and that each outstanding Delhaize ADS had been converted into Ahold ADSs based on the Delhaize ADS ratio and the exchange ratio. For more information on the assumptions used to prepare the unaudited pro forma condensed combined financial information, see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 124 of this prospectus.

The unaudited pro forma condensed combined per ordinary share/ADS data for Ahold is derived from the unaudited pro forma condensed combined financial information of Ahold for the financial year ended December 28, 2014 and for the financial half year ended July 12, 2015.

	Financial Half Year Ended July 12, 2015		Financial Year Ended December 28, 2014
	Per share	Per ADS(1)	Per share	Per ADS(1)
Income from continuing operations per ordinary share/ADS (basic)
Ahold historical(2)	€0.49	$0.55	€0.90	$1.20
Pro forma condensed combined(2)(3)	€0.45	$0.50	€0.70	$0.93
Income from continuing operations per ordinary share/ADS (diluted)
Ahold historical(2)	€0.48	$0.54	€0.88	$1.17
Pro forma condensed combined(2)(4)	€0.44	$0.49	€0.70	$0.93
Cash dividends per ordinary share/ADS
Ahold historical(5)	—	—	€0.48	$0.54
Pro forma condensed combined(6)	—	—	€0.44	$0.50
Shareholders’ equity per ordinary share/ADS
Ahold historical(7)	€6.10	$6.81	€5.89	$7.17
Pro forma condensed combined(8)	€10.66	$11.90	—	—

(1)	One Ahold ADS represents one Ahold ordinary share.
(2)	U.S. dollar amounts have been calculated using the exchange rate of U.S. dollar 1.00 = €0.8950 for the financial half year ended July 12, 2015 and U.S. dollar 1.00 = €0.7529 for the financial year ended December 28, 2014, respectively, which were the average exchange rates for the applicable financial periods of Ahold.

(3)	Calculated using the estimated number of the combined company’s pro forma weighted average ordinary shares (basic) outstanding as of July 12, 2015 and December 28, 2014, which were 1,266,544,776 and 1,322,887,730 ordinary shares, respectively. For purposes of calculating the combined company’s estimated pro forma weighted average number of ordinary shares, it has been assumed that all outstanding Delhaize ADSs have been converted into ordinary shares of the combined company.
(4)	Calculated using the estimated number of the combined company’s pro forma diluted weighted average ordinary shares outstanding as of July 12, 2015 and December 28, 2014, which were 1,307,403,589 and 1,368,204,210 ordinary shares, respectively. For purposes of calculating the combined company’s estimated pro forma diluted weighted average number of ordinary shares, it has been assumed that all outstanding Delhaize ADSs have been converted into ordinary shares of the combined company.
(5)	The dividend is translated into U.S. dollars at the exchange rate on the dividend payment date for ADS holders, which was U.S. dollar 1.00 = €0.8909, the exchange rate of April 30, 2015. Dividends per ordinary share are included in the financial year to which the dividends relate, although dividends are normally approved and paid in the financial year following the financial year to which they relate. For example, the €0.48 dividend per ordinary share in 2014 was the dividend for the financial year ended December 28, 2014, which was approved by the Ahold general meeting of shareholders on April 15, 2015 and paid on April 30, 2015.
(6)	The pro forma condensed combined cash dividends per ordinary share/ADS amounts have been calculated by dividing the dividends paid by Ahold (€396 million) and Delhaize (€165 million) in respect of their respective financial years 2014 by 1,266,727,821, the estimated total number of ordinary shares of the combined company outstanding immediately after the closing. The U.S. dollar amount has been calculated using the exchange rate of U.S. dollar 1.00 = €0.8909, which was the exchange rate on the payment date of April 30, 2015 of the Ahold 2014 dividend.
(7)	Calculated using the total number of Ahold ordinary shares outstanding at the period end dates of July 12, 2015 and December 28, 2014, which were 818,047,344 and 822,597,462 Ahold ordinary shares, respectively. The U.S. dollar amounts have been calculated using the exchange rate of U.S. dollar 1.00 = €0.8957 and U.S. dollar 1.00 = €0.8213, being the respective Ahold period end exchange rates.
(8)	Calculated using the estimated number of the combined company’s pro forma ordinary shares outstanding at the period end date of July 12, 2015, which was 1,262,177,703 ordinary shares. For purposes of calculating the combined company’s estimated pro forma ordinary shares, it has been assumed that all outstanding Delhaize ADSs have been converted into ordinary shares of the combined company. The U.S. dollar amount has been calculated using the exchange rate of U.S. dollar 1.00 = €0.8957, which was the Ahold period end exchange rate.

Delhaize Per Ordinary Share/ADS Data

The historical per ordinary share/ADS data for Delhaize included under this section entitled “Delhaize Per Ordinary Share/ADS Data” has been provided to Ahold by Delhaize.

The historical per ordinary share/ADS data for Delhaize is derived from the audited consolidated financial statements of Delhaize as of and for the financial year ended December 31, 2014 and the unaudited condensed consolidated financial statements of Delhaize as of and for the financial half year ended June 30, 2015.

The unaudited pro forma combined equivalent per ordinary share/ADS data for Delhaize set forth below show the effect of the merger from the perspective of a Delhaize shareholder and a Delhaize ADS holder. The information was calculated by multiplying the unaudited pro forma condensed combined per ordinary share data/ADS data for Ahold by the exchange ratio of 4.75, in the case of the per ordinary share data for Delhaize, and by 1.1875, in the case of the per ADS data for Delhaize (assuming that each Delhaize ADS represents one quarter of one Delhaize ordinary share).

	Financial Half Year Ended June 30, 2015		Financial Year Ended December 31, 2014
	Per share	Per ADS(1)	Per share	Per ADS(1)
Basic earnings from continuing operations per share/ADS
Delhaize historical(2)	€1.38	$0.38	€1.85	$0.61
Delhaize pro forma combined equivalent(2)(3)	€2.14	$0.60	€3.33	$1.10
Diluted earnings from continuing operations per share/ADS
Delhaize historical(2)	€1.37	$0.38	€1.84	$0.61
Delhaize pro forma combined equivalent(2)(3)	€2.09	$0.58	€3.33	$1.10
Cash dividends per share/ADS
Delhaize historical(4)	—	—	€1.60	$0.45
Delhaize pro forma combined equivalent(3)	—	—	€2.10	$0.59
Shareholders’ equity per share/ADS
Delhaize historical(5)(6)	€56.00	$15.62	€52.98	$16.03
Delhaize pro forma combined equivalent(3)	€50.63	$14.13	—	—

(1)	One Delhaize ADS represents a quarter of one Delhaize ordinary share. On April 7, 2014, the Delhaize ADS ratio changed from one Delhaize ADS for one Delhaize ordinary share to four Delhaize ADSs for one Delhaize ordinary share, which ratio change had the effect of a four-for-one split. All of the 2014 data relating to Delhaize ADSs presented in this table has been adjusted for such ratio change as if such ratio change had occurred on January 1, 2014.
(2)	U.S. dollar amounts have been calculated using the exchange rate of €1.00 = U.S. dollar 1.1155 for the financial half year ended June 30, 2015 and €1.00 = U.S. dollar 1.3297 for the financial year ended December 31, 2014, respectively, which were the average noon buying rates of the Federal Reserve Bank of New York for the applicable financial periods of Delhaize.
(3)	The Delhaize pro forma combined equivalent amounts were calculated by multiplying the pro forma condensed combined per ordinary share data/ADS data calculated for Ahold and reflected in the table set forth under “—Ahold Per Ordinary Share/ADS Data” on page 24 of this prospectus by the exchange ratio of 4.75, in the case of the per ordinary share data for Delhaize, and by 1.1875, in the case of the per ADS data for Delhaize (assuming each Delhaize ADS represents one quarter of one Delhaize ordinary share).
(4)	The dividend is translated into U.S. dollars at the exchange rate on the dividend payment date for ADS holders. Delhaize usually declares dividends once a year at the Delhaize shareholders’ meeting following the financial year to which the dividend relates. Cash dividends per share represent the dividend for the indicated financial year, before deduction of withholding tax pursuant to Belgian domestic law, which is approved at the shareholders’ meeting held the following year. Cash dividends paid represent the amount of dividend effectively paid during the indicated year.
(5)	Calculated using the total number of Delhaize ordinary shares issued at the period end dates of June 30, 2015 and December 31, 2014, which were 103,766,860 and 102,819,053 Delhaize ordinary shares, respectively.
(6)	U.S. dollar amounts have been calculated using the exchange rate of €1.00 = U.S. dollar 1.1154 for the financial half year ended June 30, 2015 and €1.00 = U.S. dollar 1.2101 for the financial year ended December 31, 2014, respectively, which were the noon buying rates of the Federal Reserve Bank of New York for the period end dates of the applicable financial periods of Delhaize.

General

The information set forth above should be read in conjunction with the selected historical consolidated financial data of Ahold and Delhaize beginning on pages 16 and 20 of this prospectus, respectively, the historical consolidated financial statements and related notes of Ahold included in this prospectus beginning on page FIN-1 and the historical consolidated financial statements and related notes of Delhaize, which are incorporated by reference into this prospectus. The unaudited pro forma condensed combined per share/ADS data for Ahold and the unaudited pro forma combined equivalent per share/ADS data for Delhaize are derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial information and related notes beginning on page 124 of this prospectus.

The unaudited pro forma condensed combined per share/ADS data for Ahold and the unaudited pro forma combined equivalent per share/ADS data for Delhaize is provided for illustrative purposes only and is not necessarily indicative of the results that would have been achieved had the proposed merger been consummated during the periods indicated above or that may be achieved by the combined company in the future.

COMPARATIVE PER SHARE MARKET INFORMATION,

EXCHANGE RATES, DIVIDENDS AND SHARE CAPITAL INFORMATION

Share Prices

The following table sets forth the closing market prices per Ahold ordinary share as reported by Euronext Amsterdam, the closing market prices per Ahold ADS as quoted on the OTCQX, the closing market prices per Delhaize ordinary share as reported by Euronext Brussels and the closing market prices per Delhaize ADS as reported by the New York Stock Exchange on an actual and equivalent per share and per ADS (as applicable) basis on the following dates:

•	as of May 11, 2015 (the last trading day prior to the date on which Ahold and Delhaize publicly confirmed their engagement in preliminary discussions regarding a potential business combination transaction);

•	as of June 23, 2015 (the last trading day prior to the date of the public announcement of the execution of the merger agreement); and

•	as of January 8, 2016 (the last practicable trading day prior to the date of this prospectus).

You are urged to obtain current market quotations for Ahold ordinary shares, Ahold ADSs, Delhaize ordinary shares and Delhaize ADSs before making your decision with respect to casting your vote at the Delhaize EGM. Ahold ordinary shares currently trade on Euronext Amsterdam under the symbol “AH,” and Ahold ADSs currently trade in the over-the-counter market and are quoted on the OTCQX under the symbol “AHONY.” Delhaize ordinary shares currently trade on Euronext Brussels under the symbol “DELB,” and Delhaize ADSs currently trade on the New York Stock Exchange under the symbol “DEG.”

The market price per share of Ahold ordinary shares, Ahold ADSs, Delhaize ordinary shares and Delhaize ADSs could change significantly. Because the exchange ratio and per ADS merger consideration will not be adjusted for changes in the market prices of Ahold ordinary shares or Ahold ADSs between the date of the merger agreement and the consummation of the merger, the value of Ahold ordinary shares or Ahold ADSs that Delhaize shareholders will receive in the merger will depend upon the market prices of Ahold ordinary shares and Ahold ADSs on the closing date. As a result, changes in the prices of Ahold ordinary shares or Ahold ADSs prior to the closing date will affect the value of Ahold ordinary shares or Ahold ADSs that Delhaize shareholders will receive in the merger on the closing date, which value may vary significantly from the market value of the Ahold ordinary shares or Ahold ADSs that Delhaize shareholders would have received if the merger were completed on the date of the merger agreement, the date of this prospectus or any other date.

	Ahold Ordinary Shares	Ahold ADSs	Delhaize Ordinary Shares	Delhaize ADSs
	Euronext Amsterdam (in euro)	OTCQX (in U.S. dollars)	Euronext Brussels (in euro)	New York Stock Exchange (in U.S. dollars)
May 11, 2015	18.18	20.27	82.90	23.04
June 23, 2015	18.96	21.16	88.03	24.55
January 8, 2016	19.38	21.13	88.80	24.04

The following table sets forth equivalent per share information for Delhaize ordinary shares and Delhaize ADSs. The equivalent per share information for Delhaize ordinary shares and Delhaize ADSs were calculated by multiplying the ordinary share data/ADS data for Ahold by the exchange ratio of 4.75, in the case of the per ordinary share data for Delhaize, and by 1.1875, in the case of the per ADS data for Delhaize.

	Equivalent Per Share Information for Delhaize Ordinary Shares	Equivalent Per Share Information for Delhaize ADSs
	(in euro)	(in U.S. dollars)
May 11, 2015	86.36	24.07
June 23, 2015	90.06	25.13
January 8, 2016	92.06	25.09

The following table sets forth, for the periods indicated, the high and low sales prices per Ahold ordinary share as reported by Euronext Amsterdam and the high and low bid prices per Ahold ADS as quoted on the OTCQX.

	Ahold
	Ahold Ordinary Shares Euronext Amsterdam		Ahold ADSs OTCQX
	High	Low	High	Low
	(in euro)		(in U.S. dollars)
Financial year ended January 1, 2012	10.41	7.83	14.21	10.95
Financial year ended December 30, 2012	11.05	9.04	14.52	11.33
Financial year ended December 29, 2013	14.10	10.14	19.23	13.40
Financial year ended December 28, 2014	14.75	11.76	19.69	15.06
Financial year ended January 3, 2016	20.68	14.32	21.81	17.10
Financial year ended December 28, 2014
First quarter	14.58	12.37	19.66	16.68
Second quarter	14.27	13.18	19.69	17.81
Third quarter	13.66	12.42	18.45	15.64
Fourth quarter	14.75	11.76	17.94	15.06
Financial year ended January 3, 2016
First quarter	19.69	14.32	20.97	17.10
Second quarter	19.29	16.26	21.70	18.12
Third quarter	18.54	16.46	20.36	18.69
Fourth quarter	20.68	17.31	21.81	19.62

The following table sets forth, for the periods indicated, the high and low sales prices per Delhaize ordinary share as reported by Euronext Brussels and per Delhaize ADS as reported by the New York Stock Exchange.

	Delhaize
	Delhaize Ordinary Shares Euronext Brussels		Delhaize ADSs New York Stock Exchange(1)
	High	Low	High	Low
	(in euro)		(in U.S. dollars)
Financial year ended December 31, 2011	59.97	41.53	88.78	54.72
Financial year ended December 31, 2012	46.85	25.62	59.60	32.20
Financial year ended December 31, 2013	53.20	30.84	70.72	40.55
Financial year ended December 31, 2014	60.77	41.41	19.08	14.08
Financial year ended December 31, 2015	95.42	58.96	24.96	17.52

Financial year ended December 31, 2014
First quarter	53.12	41.41	18.43	14.08
Second quarter	54.92	48.44	19.08	16.40
Third quarter	55.08	48.03	17.62	16.16
Fourth quarter	60.77	49.75	18.50	15.85
Financial year ended December 31, 2015
First quarter	85.54	58.96	23.03	17.52
Second quarter	89.32	70.90	24.55	19.75
Third quarter	84.17	71.46	22.92	19.84
Fourth quarter	95.42	78.19	24.96	22.13

(1)	On April 7, 2014, the Delhaize ADS ratio changed from one Delhaize ADS for one Delhaize ordinary share to four Delhaize ADSs for one Delhaize ordinary share, which ratio change had the effect of a four-for-one split. All of the 2014 data relating to Delhaize ADSs presented in this table has been adjusted for such ratio change as if such ratio change had occurred on January 1, 2014.

The following table sets forth, for the periods indicated, the high and low sales prices per Ahold ordinary share as reported by Euronext Amsterdam, per Delhaize ordinary share as reported by Euronext Brussels and per Delhaize ADS as reported by the New York Stock Exchange and the high and low bid prices per Ahold ADS as quoted on the OTCQX.

	Ahold				Delhaize
	Ahold Ordinary Shares Euronext Amsterdam		Ahold ADSs OTCQX		Delhaize Ordinary Shares Euronext Brussels		Delhaize ADSs New York Stock Exchange
	High	Low	High	Low	High	Low	High	Low
	(in euro)		(in U.S. dollars)		(in euro)		(in U.S. dollars)
2015
July	18.13	16.26	19.92	18.12	82.09	71.46	22.56	19.84
August	18.54	16.46	20.36	19.04	84.17	74.28	22.83	21.41
September	17.88	16.57	20.27	18.69	81.23	74.84	22.92	21.18
October	18.63	17.31	20.79	19.50	84.62	78.19	23.60	22.13
November	20.68	18.50	21.81	20.30	95.42	84.45	24.96	23.11
December	20.19	18.82	21.81	20.73	92.89	86.45	24.96	23.98

Exchange Rates

The following tables show, for the periods indicated, the exchange rate between the U.S. dollar and the euro and are expressed in U.S. dollars per euro and are based upon the noon buying rate of the Federal Reserve Bank of New York. This information is provided solely for your information and Ahold and Delhaize do not represent that euro could be converted into U.S. dollars at these rates or at any other rate, during the periods indicated or at any other time. These rates are not necessarily the rates used by Ahold or Delhaize in the preparation of their consolidated financial statements included in, or incorporated by reference into, this prospectus.

On May 11, 2015, the last trading day prior to the date on which Ahold and Delhaize publicly confirmed their engagement in preliminary discussions regarding a potential business combination transaction, the exchange rate between the U.S. dollar and the euro expressed in U.S. dollars per euro was $1.1142 = €1.00. On June 23, 2015, the last trading day prior to the date of the public announcement of the execution of the merger agreement, the exchange rate between the U.S. dollar and the euro expressed in U.S. dollars per euro was $1.1190 = €1.00. On [●], the last practicable trading day prior to the date of this prospectus, the exchange rate between the U.S. dollar and the euro expressed in U.S. dollars per euro was $[●] = €1.00.

The following table shows the low, high, average and period end exchange rate of U.S. dollars per euro for Ahold’s financial years ended January 1, 2012, December 30, 2012, December 29, 2013, December 28, 2014 and January 3, 2016 and for the financial half year ended July 12, 2015.

	Exchange Rates
	Low	High	Average	Period End
	(U.S. dollars per euro)
Financial year ended
January 1, 2012	1.2926	1.4875	1.3931	1.2973
December 30, 2012	1.2062	1.3463	1.2857	1.3220
December 29, 2013	1.2774	1.3810	1.3277	1.3766
December 28, 2014	1.2180	1.3927	1.3315	1.2188
January 3, 2016	1.0524	1.2179	1.1109	1.0860
Financial half year ended
July 12, 2015	1.0524	1.2179	1.1172	1.1150

The following table shows the low, high, average and period end exchange rate of U.S. dollars per euro for Delhaize’s financial years ended December 31, 2011, 2012, 2013, 2014 and 2015 and for the financial half year ended June 30, 2015.

	Exchange Rates
	Low	High	Average	Period End
	(U.S. dollars per euro)
Financial year ended
December 31, 2011	1.2926	1.4875	1.3931	1.2973
December 31, 2012	1.2062	1.3463	1.2859	1.3186
December 31, 2013	1.2774	1.3816	1.3281	1.3779
December 31, 2014	1.2101	1.3927	1.3297	1.2101
December 31, 2015	1.0524	1.2015	1.1096	1.0859
Financial half year ended
June 30, 2015	1.0524	1.2015	1.1155	1.1154

The following table shows the low, high, average and period end exchange rate of U.S. dollars per euro for each month during the six months prior to the date of this prospectus.

	Exchange Rates
	Low	High	Average	Period End
	(U.S. dollars per euro)
2015
July	1.0848	1.1150	1.0997	1.1028
August	1.0868	1.1580	1.1136	1.1194
September	1.1104	1.1358	1.1229	1.1162
October	1.0963	1.1437	1.1228	1.1042
November	1.0562	1.1026	1.0727	1.0562
December	1.0573	1.1025	1.0889	1.0859

Dividends

The following table sets forth Ahold’s dividends and the pay-out ratio for the financial years ended December 28, 2014, December 29, 2013 and December 30, 2012:

Financial Year Ended	Dividend per Ahold Ordinary Share(1) (in euro)	Pay-Out Ratio(2)
December 28, 2014	0.48	51%
December 29, 2013	0.47	51%
December 30, 2012	0.44	50%

(1)	Dividends per ordinary share are included in the financial year to which the dividends relate, although dividends are normally approved and paid in the financial year following the financial year to which they relate. For example, the €0.48 dividend per ordinary share for the financial year 2014 is the dividend for the financial year ended December 28, 2014, which dividend was approved by the Ahold general meeting of shareholders on April 15, 2015 and paid on April 30, 2015.
(2)	Pay-out ratio is calculated based on adjusted income from continuing operations. See section “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Ahold—Non-GAAP Financial Measures and Operating Metrics” beginning on page 159 of this prospectus for a definition of adjusted income from continuing operations and a reconciliation to income from continuing operations.

On April 30, 2015, Ahold paid a dividend of €0.48 per Ahold ordinary share for the financial year 2014, which dividend had been proposed by the Ahold management board with the approval of the Ahold supervisory board and approved by the Ahold general meeting on April 15, 2015. Ahold’s dividend policy has been to target a payout ratio in the range of 40-50% of adjusted income from continuing operations.

On June 4, 2015, Delhaize paid a gross dividend of €1.60 per Delhaize ordinary share, which dividend had been proposed by the Delhaize board of directors and approved by the Delhaize general meeting on May 28, 2015. Delhaize’s dividend policy, as adopted by the Delhaize board of directors in March 2014, is to pay out approximately 35% of “group share in underlying net profit from continuing operations.”

While Ahold currently intends to continue to pay annual cash dividends following the consummation of the merger, the payment of any dividends in the future will be at the discretion of the management board of the combined company and will depend upon general business conditions, legal and contractual restrictions on the payment of dividends and other factors that the management board of the combined company may deem to be relevant.

Share Capital Information

Set forth below is an overview of the authorized and issued shares in Ahold’s share capital at the dates indicated:

	December 31, 2015		December 28, 2014		December 29, 2013		December 30, 2012
	Share Capital		Share Capital		Share Capital		Share Capital
	Authorized	Issued(1)	Authorized	Issued(2)	Authorized	Issued(3)	Authorized	Issued(4)
Ordinary shares at €0.01 par value each (2013 & 2012: €0.30 par value each)	1,171,000,000	834,373,134	1,700,000,000	894,373,134	1,700,000,000	1,060,987,562	1,700,000,000	1,060,987,562
Cumulative preferred shares at €500 par value each	30,000	—	43,520	—	1,250,000	—	1,250,000	—
Cumulative preferred financing shares at €0.01 par value each (2013 & 2012: €0.30 par value each)	329,000,000	268,415,103	477,580,949	268,415,103	477,580,949	268,415,103	477,580,949	268,415,103

Total	1,500,030,000	1,102,788,237	2,177,624,469	1,162,788,237	2,178,830,949	1,329,402,665	2,178,830,949	1,329,402,665

(1)	On December 31, 2015, 818,471,229 ordinary shares were outstanding, and Ahold held 15,901,905 treasury shares.
(2)	On December 28, 2014, 822,597,462 ordinary shares were outstanding, and Ahold held 71,775,672 treasury shares.
(3)	On December 29, 2013, 982,493,067 ordinary shares were outstanding, and Ahold held 78,494,495 treasury shares.
(4)	On December 30, 2012, 1,038,507,411 ordinary shares were outstanding, and Ahold held 22,480,151 treasury shares.

On December 12, 2014, Ahold completed its share buyback program which was initially announced as €500 million on February 28, 2013 and subsequently increased to €2 billion on June 4, 2013. Under this program, 153,494,149 Ahold ordinary shares were repurchased and delivered in 2013 and 2014 (2013: 61,008,851 and 2014: 92,485,298) for a total consideration of €2 billion (2013 €768 million and 2014: €1,232 million), at an average price of €13.03 per share (2013: €12.58 and 2014: €13.32). Of the total Ahold ordinary shares repurchased, 85,000,000 were canceled on June 20, 2014.

On January 21, 2014, a capital repayment and reverse stock split was approved at an extraordinary general meeting of shareholders of Ahold. On March 28, 2014, the reverse stock split became effective. Every 13 existing ordinary shares with a nominal value of €0.30 each were consolidated into 12 new ordinary shares with a nominal value of €0.01 each. The capital repayment of €1.14 per remaining ordinary share, €1,007 million in the aggregate (excluding transaction costs), took place on April 3, 2014. The capital reduction attributable to treasury shares was €109 million in the aggregate.

On February 26, 2015, Ahold announced its decision to return €500 million to its shareholders through a share buyback program, to be completed over a twelve-month period. Under this program, 8,795,407 of Ahold’s shares were repurchased and delivered in the first half of 2015. Shares were repurchased at an average price of €18.32 per share for a total amount of €161 million. As a result of the announcement of the proposed merger with Delhaize, the share buyback program has been terminated.

On May 28, 2015, Ahold decreased its authorized capital by amending its articles of association, which amendment was approved at the annual general meeting of the shareholders of Ahold on April 15, 2015.

On July 7, 2015, Ahold canceled 60,000,000 shares purchased in the share buyback program announced on February 26, 2015 and in prior share buyback programs.

RISK FACTORS

You should carefully consider the following risk factors, in addition to the other information included in, and incorporated by reference into, this prospectus, including the matters addressed in the section entitled “General Information—Cautionary Statement Regarding Forward-Looking Statements” beginning on page 60 of this prospectus and in the section entitled “Risk Factors” in the Form 20-F for the financial year ended December 31, 2014 filed by Delhaize with the SEC and incorporated by reference into this prospectus. The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may adversely affect the ability to complete or realize the anticipated benefits of the merger, and may have a material adverse effect on the business, cash flows, financial condition or operating results of the combined company following the merger. The risk factors discussed below are all the risk factors relating to the merger, the ownership of the combined company’s ordinary shares and American Depositary Shares and the business of the combined company that are known to Ahold and that could be deemed material. The risk factors discussed below are, however, based on certain assumptions made by Ahold, which later may prove to be incorrect or incomplete.

Risks Relating to the Merger

Because the exchange ratio is fixed and the market prices of the Ahold ordinary shares, Ahold ADSs, Delhaize ordinary shares and Delhaize ADSs fluctuate, Delhaize shareholders and Delhaize ADS holders cannot be sure of the value of the Ahold ordinary shares or Ahold ADSs that they will receive in the merger on the closing date.

Upon the consummation of the merger, pursuant to the terms of the merger agreement (i) holders of Delhaize ordinary shares (other than any Delhaize ordinary shares held in treasury by Delhaize or held by Ahold) will receive 4.75 Ahold ordinary shares for each Delhaize ordinary share they hold and (ii) Delhaize ADS holders will receive, at their election, a specified amount of Ahold ADSs or a specified amount of Ahold ordinary shares, in each case calculated based on the exchange ratio, the number of Ahold ordinary shares underlying each Ahold ADS and the number of Delhaize ordinary shares underlying each Delhaize ADS. The exchange ratio (which implied a value of approximately €90.06 per Delhaize ordinary share based upon the €18.96 closing price per Ahold ordinary share on June 23, 2015) and per ADS merger consideration will not be adjusted for changes in the market prices of Ahold ordinary shares, Ahold ADSs, Delhaize ordinary shares or Delhaize ADSs between the date of the merger agreement and the closing date. Accordingly, the value of Ahold ordinary shares or Ahold ADSs that Delhaize shareholders or Delhaize ADS holders will receive in the merger will depend upon the market prices of Ahold ordinary shares and Ahold ADSs on the closing date. As a result, changes in the prices of Ahold ordinary shares or Ahold ADSs prior to the closing date will affect the value of Ahold ordinary shares or Ahold ADSs that Delhaize shareholders or Delhaize ADS holders will receive in the merger on the closing date.

The prices of Ahold ordinary shares, Ahold ADSs, Delhaize ordinary shares and Delhaize ADSs and, as a result, the value of Ahold ordinary shares or Ahold ADSs that Delhaize shareholders and Delhaize ADS holders will receive in the merger have been fluctuating since the date of the merger agreement and will continue to fluctuate through the closing date. For example, based on the range of closing prices of Ahold ordinary shares during the period from May 11, 2015, the last full trading day before the publication of press reports regarding a potential business combination transaction between Ahold and Delhaize, through January 8, 2016, the last practicable trading day prior to the date of this prospectus, the exchange ratio represented a value ranging from a high of €98.21 to a low of €77.24 for each Delhaize ordinary share. The actual market value of the Ahold ordinary shares that Delhaize shareholders and Delhaize ADS holders will receive upon the consummation of the merger may be outside this range. Accordingly, at the time of the Delhaize EGM, Delhaize shareholders and Delhaize ADS holders will not know, nor will they be able to determine, the value of Ahold ordinary shares or Ahold ADSs that they will receive upon the consummation of the merger. For this reason, the market prices of Ahold ordinary shares, Ahold ADSs, Delhaize ordinary shares or Delhaize ADSs on the date of the Delhaize EGM may not be indicative of the value of Ahold ordinary shares or Ahold ADSs that Delhaize shareholders and Delhaize ADS holders will receive upon the consummation of the merger.

The business relationships of Ahold, Delhaize or their respective subsidiaries may be subject to disruptions due to uncertainty associated with the merger, which could have an adverse effect on the operating results, cash flows and financial position of Ahold, Delhaize and, following the consummation of the merger, the combined company.

Parties with which Ahold, Delhaize or their respective subsidiaries do business may experience uncertainty associated with the merger and related transactions, including with respect to current or future business relationships with Ahold, Delhaize, their respective subsidiaries or the combined company. The business relationships of Ahold, Delhaize or their respective subsidiaries may be subject to disruption as customers, suppliers and other persons with whom Ahold, Delhaize or their respective subsidiaries have a business relationship may delay or defer certain business decisions or might decide to seek to terminate, change or renegotiate their relationships with Ahold, Delhaize or their respective subsidiaries, as applicable, or consider entering into business relationships with parties other than Ahold, Delhaize, their respective subsidiaries or the combined company. Under Dutch law, for a period of six months after the effective time, contracting parties of Ahold may request a district court (rechtbank) to terminate (ontbinden) or amend (wijzigen) an agreement with Ahold if such agreement, as a consequence of the merger, can no longer reasonably be enforced in the same manner as prior to the merger. In addition, under Belgian law, during the two months after the publication in the annex to the Belgian State Gazette (Bijlage bij het Belgisch Staatsblad/Annexes du Moniteur belge) of the notarial deeds of cross-border merger establishing the consummation of the merger, creditors of Delhaize and creditors of Ahold may request security interests to any of their claims that existed prior to the publication of the notarial deeds.

All of the events described above could have an adverse effect on the operating results, cash flows and financial position of Ahold, Delhaize or, following the consummation of the merger, the combined company including an adverse effect on the combined company’s ability to realize the expected synergies and other benefits of the merger. The risk, and adverse effect, of any disruption could be exacerbated by a delay in the consummation of the merger or termination of the merger agreement.

The merger is subject to the expiration of the applicable waiting period under the HSR Act and the receipt of antitrust approval from the Belgian Competition Authority. As a condition to obtaining the required antitrust approvals, the relevant regulatory authorities may impose conditions that could have an adverse effect on Ahold, Delhaize or the combined company or, if such approvals are not obtained, could prevent the consummation of the merger.

Before the merger may be completed, any waiting period (or extension thereof) applicable to the merger must have expired or been terminated, and any approvals, consents or clearances required in connection with the merger must have been received, in each case, under the HSR Act and under applicable antitrust laws of the EU and/or, in the case of a referral by the European Commission, the relevant EU member state, the Republic of Serbia and the Republic of Montenegro. On July 31, 2015 and September 7, 2015, Ahold and Delhaize received antitrust clearance in the Republic of Serbia and in the Republic of Montenegro, respectively. On October 22, 2015, the European Commission referred the review of the merger to the Belgian Competition Authority. In deciding whether to grant the required antitrust approval, consent or clearance, the FTC, in the United States, and the Belgian Competition Authority, in Belgium, will consider the effects of the merger on competition within their respective jurisdictions. The consummation of the merger might be delayed due to the time required to fulfill the second request or other requests for information by the relevant regulatory authorities. The terms and conditions of any antitrust approvals, consents and clearances that are ultimately granted may impose conditions, terms, obligations or restrictions, on the conduct of the combined company’s business.

In the merger agreement, subject to the limitations described below, the parties have agreed to use their reasonable best efforts to take all steps necessary or advisable to obtain and make effective as soon as practicable all necessary consents, registrations, approvals and authorizations from any person or governmental entity in order to consummate the transactions contemplated by the merger agreement, including the relevant antitrust clearances. Ahold and Delhaize have also agreed to take all actions and cooperate to do all things necessary and advisable to obtain such antitrust approval or statement of no objection or to avoid the entry of, and the commencement of litigation seeking the entry of, or to effect the dissolution of, any injunction that would otherwise have the effect of materially delaying or preventing the consummation of the merger, except if (i) such action would, individually or taken together with all such other actions, reasonably be expected to have a material adverse effect on the business, financial condition or operating results of Ahold, Delhaize and their respective subsidiaries, taken as a whole or (ii) the main objective of such action is to grant to a third party a trade mark license in Belgium in respect of one or more of the key brands of Delhaize or its subsidiaries or Ahold or its subsidiaries which is mutually considered to have a substantial impact both in terms of duration and scope.

There can be no assurance that regulatory authorities will not impose unanticipated conditions, terms, obligations or restrictions and that, to the extent any such conditions, terms, obligations or restrictions are imposed, such conditions, terms, obligations or restrictions will not have the effect of delaying the consummation of the merger or imposing additional material costs on, or materially limiting, the revenues of the combined company following the consummation of the merger. In addition, neither Ahold nor Delhaize can provide assurance that any such conditions, terms, obligations or restrictions will not result in the delay or abandonment of the merger. Ahold and Delhaize may each terminate the merger agreement if the merger has not been completed by the termination date (as described under the section entitled “The Merger Agreement—Termination of the Merger Agreement” beginning on page 120 of this prospectus) as a result of a failure to obtain a required approval, consent or clearance from the applicable antitrust regulatory authorities. For a more detailed description of the antitrust approval process, see the section entitled “The Merger—Regulatory Approvals Required to Complete the Merger” beginning on page 96 of this prospectus.

Any delay in completing the merger may reduce or eliminate the benefits expected to be achieved as a result of the merger.

In addition to the required antitrust approvals, consents or clearances, the consummation of the merger is subject to a number of other conditions set forth in the merger agreement, some of which are beyond Ahold’s and Delhaize’s control and any of which may prevent, delay or otherwise materially adversely affect the consummation of the merger. The consummation of the merger is conditioned upon, among other conditions, the receipt of the requisite approvals of Ahold’s and Delhaize’s respective shareholders, the absence, withdrawal, resolution or lifting of any opposition by an Ahold creditor and the absence of any order, injunction, judgment, decree or other action by a governmental entity which would prohibit or make illegal the consummation of the merger in accordance with the terms of the merger agreement. Ahold and Delhaize cannot predict whether or when these other conditions will be satisfied. Furthermore, the requirements for obtaining the required approvals, consents or clearances could delay the consummation of the merger for a significant period of time or prevent it from occurring at all. Any delay in completing the merger could prevent or delay the combined company from realizing some or all of the anticipated cost savings, synergies, growth opportunities and other benefits that Ahold and Delhaize expect to achieve if the merger is successfully completed within the expected time frame. See the section entitled “The Merger Agreement—Conditions to Closing” beginning on page 103 of this prospectus for more information about the conditions to closing.

The combined company may fail to realize some or all of the anticipated cost savings, synergies, growth opportunities and other benefits of the merger, which could adversely affect the value of the ordinary shares and American Depositary Shares of the combined company.

Ahold and Delhaize currently operate as separate public companies. The success of the merger will depend, in part, on the combined company’s ability to realize the anticipated cost savings, synergies, growth opportunities and other benefits from combining the businesses. The achievement of the anticipated benefits of the merger is subject to a number of uncertainties, including whether Ahold and Delhaize are able to integrate their businesses in an efficient and effective manner, and general competitive factors in the marketplace. Failure to achieve these anticipated benefits could result in increased costs, decreases in the revenues of the combined company and diversion of management’s time and energy and could materially impact the combined company’s business, cash flows, financial condition or operating results. If the combined company is not able to successfully achieve these objectives, the anticipated cost savings, synergies, growth opportunities and other benefits may not be realized fully or at all, or may take longer to realize than expected.

It is possible that the integration process could take longer or be more costly than anticipated or could result in the loss of key employees, the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the ability of Ahold and Delhaize to maintain their relationships with clients, customers and employees, to achieve the anticipated benefits of the merger or to maintain quality standards. Integration efforts between the two companies may also divert management’s time and energy. An inability to realize the full extent of, or any of, the anticipated benefits of the merger, as well as any delays encountered in the integration process, could have an adverse effect on the combined company’s business, cash flows, financial condition or operating results, which may affect the value of the ordinary shares and American Depositary Shares of the combined company following the consummation of the merger.

In addition, the integration of Ahold’s and Delhaize’s businesses may result in additional and unforeseen expenses and capital investments, and the anticipated benefits of the integration plan may not be realized. Actual cost and sales synergies, if achieved at all, may be lower than Ahold and Delhaize expect and may take longer to achieve than anticipated. If Ahold and Delhaize are not able to adequately address these challenges, the combined company may be unable to successfully integrate Ahold’s and Delhaize’s businesses, or to realize the anticipated benefits of the integration of the businesses of the two companies.

Ahold and Delhaize will incur costs in connection with the merger and, if the merger is consummated, the combined company will incur integration and restructuring costs.

Ahold and Delhaize have incurred, and will continue to incur, fees and costs related to the proposed merger. In addition, if the merger is consummated, the combined company will incur integration and restructuring costs following the consummation of the merger as it integrates the businesses of Ahold and Delhaize. Ahold cannot give any assurance that the realization of efficiencies related to the integration of the businesses of Ahold and Delhaize will offset the incremental transaction, integration and restructuring costs in the near term, if at all. An inability to realize such efficiencies could have an adverse effect on the combined company’s business, cash flows, financial condition or operating results, which may affect the value of the ordinary shares of the combined company following the consummation of the merger.

Uncertainties associated with the merger may cause a loss of management personnel or other key employees of Ahold or Delhaize which could adversely affect the future business and operations of the combined company.

Ahold and Delhaize depend on the experience and industry knowledge of their officers and other key employees to execute their respective business plans. The combined company’s success after the consummation of the merger will depend, in part, upon the ability of Ahold and Delhaize to attract and retain key management personnel and other key employees. Current and prospective employees of Ahold and Delhaize may experience uncertainty about their roles within the combined company following the consummation of the merger, which may have an adverse effect on the ability of Ahold and Delhaize to attract or retain key management and other key personnel. Accordingly, no assurance can be given that the combined company will be able to attract or retain key management personnel or other key employees of Ahold and Delhaize to the same extent that Ahold and Delhaize have been able to do thus far.

The combined company may be unable to successfully integrate the businesses of Ahold and Delhaize and realize the anticipated benefits of the merger.

The merger involves the combination of two companies that currently operate as independent public companies. The combined company will be required to devote significant management attention and resources to integrating the business practices and operations of Ahold and Delhaize. Potential difficulties the combined company may encounter as part of the integration process include, but are not limited to, the following:

•	the inability to successfully combine the businesses, or particular business segments, of Ahold and Delhaize in a manner that permits the combined company to enjoy the advantages of a complementary base of stores and a strong financial profile for investing in future growth, to be able to provide a superior customer offering, to achieve the full cost synergies and other benefits anticipated to result from the merger, and to further expand the combined company’s global market reach and customer base;

•	the inability of the combined company to achieve or maintain leading industry standards in quality and food retail offerings;

•	complexities associated with managing the businesses of the combined company, including challenges of integrating complex systems, technology, networks and other assets of each of the companies in a seamless manner that minimizes any adverse impact on customers, suppliers, employees and other constituencies;

•	integrating the workforces of the two companies while continuing to provide consistent, high quality customer service; and

•	potential unknown liabilities and unforeseen expenses or delays associated with the merger, including costs to integrate the two companies that may exceed the costs that Ahold and Delhaize anticipated prior to the execution of the merger agreement.

In addition, Ahold and Delhaize have operated, and will continue to operate, independently and may not begin significant portions of the actual integration process until the consummation of the merger. Although the parties are conducting an integration planning process to the extent permitted by legal restrictions, this process could result in:

•	diversion of the attention of each company’s management; and

•	the disruption of, or the loss of momentum in, each company’s ongoing businesses or inconsistencies in the application of their respective standards, controls, procedures and policies.

Any of the foregoing could adversely affect Ahold’s or Delhaize’s ability to maintain relationships with customers, suppliers, employees and other constituencies, or their ability to achieve the anticipated benefits of the merger, or could reduce their earnings or otherwise adversely affect the business and financial results of the combined company.

The unaudited pro forma condensed combined financial information in this prospectus is presented for illustrative purposes only and may differ materially from the actual operating results and financial condition of the combined company following the consummation of the pro forma events.

The unaudited pro forma condensed combined financial information in this prospectus is presented for illustrative purposes only and is not necessarily indicative of what the combined company’s actual financial position or operating results would have been had the pro forma events been completed on the dates indicated. In addition, the unaudited pro forma condensed combined financial information does not purport to project the future financial position or operating results of the combined company. The preparation of the unaudited pro forma condensed combined financial information is based upon available information and certain assumptions and estimates that Ahold currently believes are reasonable. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 124 of this prospectus for more information. These assumptions may prove not to be accurate and other factors may affect the combined company’s operating results or financial condition following the consummation of the merger.

The consummation of the merger may trigger change of control or other provisions in certain agreements to which Ahold or Delhaize is a party.

Ahold and Delhaize are party to certain agreements that give the counterparties to such agreements certain rights, including consent and termination rights, in connection with “change in control” transactions or otherwise. Under certain of these agreements, such as those relating to outstanding debt, the merger may constitute a “change in control” or otherwise give rise to counterparty consent or termination rights and, therefore, the counterparties may assert their rights in connection with the merger, including in the case of indebtedness of Ahold or Delhaize, acceleration of amounts due. Any such counterparty may request modifications of its agreements and/or financial compensation as a condition to granting a waiver or consent under those agreements, and there can be no assurance that such counterparties will not exercise their rights under the agreements, including termination rights where available. In addition, the failure to obtain consent under one agreement may be a default under other agreements and thereby trigger rights of the counterparties to such other agreements, including termination rights where available. The exercise of consent, termination or other rights by such counterparties could prevent or delay the consummation of the merger or may affect the combined company’s operating results or financial condition following the consummation of the merger.

There can be no assurances that existing U.S. Delhaize shareholders and Delhaize ADS holders will not be required to recognize a gain or loss for U.S. federal income tax purposes upon the exchange of Delhaize ordinary shares or Delhaize ADSs for Ahold ordinary shares or Ahold ADSs in the merger.

Although it is intended that, for U.S. federal income tax purposes, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of Code, there can be no assurances that the merger will so qualify. If the merger does not qualify as a “reorganization” within the meaning of Section 368(a) of the Code, existing U.S. Delhaize shareholders and Delhaize ADS holders will be required to recognize a gain or loss for U.S. federal income tax purposes upon the exchange of Delhaize ordinary shares or Delhaize ADSs for Ahold ordinary shares or Ahold ADSs in the merger. See the section entitled “Material Tax Considerations—Material U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Consequences of the Merger” beginning on page 291 of this prospectus for further discussion of the U.S. federal income tax consequences of the merger.

Risks Relating to the Ownership of the Combined Company’s Ordinary Shares and American Depositary Shares

The rights of the combined company’s shareholders and the responsibilities of the members of the combined company’s supervisory board, management board and executive committee will be governed by Dutch law, and these rights and responsibilities, as well as the rights and responsibilities contained in the combined company’s organizational documents, will differ in some respects from the rights of Delhaize shareholders and the responsibilities of Delhaize directors and executive officers under Belgian law and the current organizational documents of Delhaize.

The corporate affairs of the combined company will be governed by the combined company’s articles of association and the laws governing companies incorporated in the Netherlands. The rights of the combined company’s shareholders and the responsibilities of the members of the combined company’s supervisory board, management board and executive committee under Dutch law will differ from the rights of Delhaize shareholders, and the responsibilities of Delhaize’s board of directors and executive officers, under the laws of Belgium. In some cases, the rights of the combined company’s shareholders, or the responsibilities of the members of the combined company’s supervisory board, management board and executive committee, will be narrower under Dutch law and the combined company’s articles of association than under Belgian law and Delhaize’s articles of association. See the section entitled “Comparison of Rights of Shareholders of Delhaize and Ahold” beginning on page 256 of this prospectus for a summary of these differences in rights and responsibilities.

In the performance of its duties, the supervisory board and the management board of the combined company will be required by Dutch law to act in the interest of the combined company and its affiliated businesses, and to consider the interests of the combined company, its shareholders, employees and other stakeholders in all cases with reasonableness and fairness. It is possible that some of these parties will have interests that are different from, or in addition to, interests of the holders of ordinary shares in the combined company.

Existing Delhaize shareholders will own less of the outstanding equity of, and have less voting power in, the combined company than they did with respect to Delhaize prior to the merger.

After the consummation of the merger, former Delhaize shareholders will, individually and in the aggregate, own a smaller percentage of the combined company than they currently own of Delhaize. Based on the estimated number of shares of capital stock of the parties that will be outstanding immediately prior to the consummation of the merger, Ahold estimates that, upon the consummation of the merger and the Ahold capital return, current Ahold shareholders and Ahold ADS holders will, directly or indirectly, hold approximately 61% and former Delhaize shareholders and Delhaize ADS holders will, directly or indirectly, hold approximately 39% of the outstanding ordinary shares of the combined company. Consequently, former Delhaize shareholders, individually and in the aggregate, will have reduced percentage ownership and voting power in the combined company compared to their current percentage ownership and voting power in Delhaize.

Declaration, payment and amounts of dividends, if any, to holders of ordinary shares of the combined company will be uncertain and subject to a number of factors, including the combined company’s profits and capital reserves under Dutch law, and distributions of operating earnings to the combined company by its respective subsidiaries.

Whether any dividend is declared or paid to holders of ordinary shares of the combined company, and the amounts of any dividends that are declared or paid, are uncertain and depend on a number of factors. The combined company will have discretion to declare a dividend on its ordinary shares, which may be based on a number of considerations, including the combined company’s dividend policy, its operating results and capital management plans and the market price of its ordinary shares. In addition, the amount of any dividends that may be declared by the management board of the combined company will be limited by Dutch law. Under Dutch law, the combined company will be permitted to make distributions to its shareholders only to the extent that the combined company’s shareholders’ equity exceeds the sum of the paid-in and called-up part of its issued share capital and the reserves that must be maintained under Dutch law and the combined company’s articles of association, if any, as determined on the basis of the combined company’s non-consolidated annual accounts. A distribution from the profits available for distribution will first be made to the holders of Ahold cumulative preferred shares (if any) and then, if possible, to the holders of Ahold cumulative preferred financing shares. Any profits remaining after such distributions and any additions to the reserves deemed necessary by the supervisory board of the combined company, in consultation with the management board of the combined company, will be at the disposal of the general meeting of the combined company for distribution to the holders of ordinary shares of the combined company or addition to the reserves of the combined company. The combined company’s ability to pay dividends, and the amounts of any dividends ultimately paid in respect of its ordinary shares, will also be subject to the extent to which the combined company receives funds, directly or indirectly, from its operating subsidiaries. The ability of the combined company’s operating subsidiaries to make distributions to the combined company will depend on satisfying the organizational documents and the applicable laws of the jurisdictions in which such subsidiaries are organized.

Dividends paid on ordinary shares of the combined company, which may include amounts paid by the combined company to repurchase ordinary shares, will generally be subject to Dutch withholding tax.

Dividends, if any, paid on ordinary shares of the combined company will generally be subject to a 15% Dutch dividend withholding tax. In certain circumstances, amounts paid by the combined company to repurchase its ordinary shares may be treated as dividends that are subject to a withholding tax. In such a case, if the repurchase of ordinary shares of the combined company is from an unknown seller, the combined company will be responsible for the tax payment, on a grossed-up basis, at a 17.65% rate. See the section entitled “Material Tax Considerations—

Material Dutch Tax Considerations—The Merger—Withholding Requirement on Ahold Dividends” beginning on page 296 of this prospectus for further discussion of the Dutch dividend withholding tax.

Shareholders of the combined company who are Belgian tax residents may be subject to Belgian income tax on capital repayments.

For Belgian income tax purposes, a repayment of capital by a foreign company will be treated as a qualifying repayment of capital (and therefore not a taxable dividend) for shareholders who are Belgian tax residents if it is (i) made based on a share capital reduction resolution passed in accordance with applicable foreign laws that are considered by the Belgian Ruling Commission to be similar to the Belgian laws governing share capital reductions and (ii) distributed from fiscal capital (i.e., paid-up capital) or other equity components assimilated to fiscal capital. The combined company will be incorporated under Dutch law and may make capital repayments in accordance with applicable Dutch law. However, it was not clear whether and to what extent such repayment would be treated as a qualifying repayment of capital for Belgian income tax purposes. Ahold and Delhaize therefore decided to seek a ruling from the Belgian Ruling Commission to confirm that capital repayments that are effected through a conversion of a certain part of the share premium reserves into nominal share capital followed by a repayment of that nominal share capital will, subject to certain conditions, be considered as a qualifying repayment of capital which is not subject to Belgian income tax. The Belgian Ruling Commission confirmed this position in its decision of December 22, 2015. The relevant part of the share premium reserves that may be repaid in this manner without being subject to Belgian income tax includes the fiscal capital of Ahold and Delhaize before the closing and is expected to amount to more than €8 billion.

U.S. civil liabilities may not be enforceable.

The combined company will be a company incorporated under Dutch laws, and, as such, the rights of the combined company’s shareholders and the civil liability of the members of the supervisory board and the management board of the combined company will be governed by Dutch laws and the articles of association of the combined company. A substantial portion of the combined company’s assets will be located outside of the United States. In addition, certain members of the management board and supervisory board of the combined company and certain executive officers of the combined company, as well as certain experts named in this prospectus, may reside outside the United States. As a result, it may be difficult for investors to effect service of process within the United States on the combined company or such individuals, or to enforce outside the United States any judgments obtained against the combined company or such persons in U.S. courts in any action, including actions predicated upon the civil liability provisions of the U.S. federal securities laws. In addition, it may be difficult for investors to enforce rights predicated upon the U.S. federal securities laws in original actions brought in courts in jurisdictions located outside the United States (including the Netherlands) or enforce claims for punitive damages.

The United States and the Netherlands currently do not have a treaty providing for the reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. In addition, the countries of residence of the members of the management board and supervisory board of the combined company and certain executive officers, as well as certain experts named in this prospectus, may also not have a treaty providing for the reciprocal recognition and enforcement of judgments. Consequently, a final judgment for payment given by a court in the United States, whether or not predicated solely upon U.S. federal securities laws, would not be enforceable in the Netherlands. However, if a person has obtained a final and conclusive judgment rendered by a U.S. court, which is enforceable in the United States and files a claim with the competent Dutch court, the Dutch court will generally give binding effect to such foreign judgment to the extent it finds that the jurisdiction of the U.S. court has been based on grounds that are internationally acceptable and that proper legal procedures have been observed, that the foreign judgment does not contravene Dutch public policy and that the foreign judgment is not irreconcilable with a judgment of a Dutch court given between the same parties, or with an earlier judgment of a foreign court given between the same parties in a dispute involving the same cause of action and subject matter, provided that such earlier judgment fulfils the conditions necessary for it to be given binding effect in the Netherlands. It is uncertain whether this practice extends to default judgments as well. In addition, even if a judgment by a U.S. court satisfies the above requirements, the Dutch court may still deny a claim for a judgment if such U.S. court judgment is not, not yet or no longer formally enforceable according to the relevant U.S. state or federal laws. Dutch courts may deny the recognition and enforcement of punitive damages or other awards. Moreover, a Dutch court may reduce the amount of damages granted by a U.S. court and recognize damages only to the extent that they are necessary to compensate actual losses or damages. Enforcement and recognition of judgments of U.S. courts in the Netherlands are solely governed by the provisions of the Dutch Civil Procedure Code (Wetboek van Burgerlijke Rechtsvordering).

There can be no assurance that U.S. shareholders of the combined company will be able to enforce any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws, against the combined company or members of its supervisory board or management board, executive officers or certain experts named in this prospectus who are residents of the Netherlands or countries other than the United States.

Provisions in the Ahold Foundation call option could discourage, delay or prevent a change of control of the combined company.

Ahold currently expects that the Ahold Foundation will continue to hold the Ahold Foundation call option following the consummation of the merger. Pursuant to the provisions of the Ahold Foundation call option, the Ahold Foundation, a foundation with the purpose of safeguarding the interests of the combined company and all its stakeholders and resisting, to the best of its ability, influences that might conflict with those interests by affecting the combined company’s continuity, independence or identity, may acquire from the combined company a number of Ahold cumulative preferred shares in the combined company’s share capital with a nominal value of €500 each such that the total nominal value of the Ahold cumulative preferred shares so acquired is equal to (a) the total nominal value of all Ahold ordinary shares and all Ahold cumulative preferred financing shares, in each case issued and outstanding at the time of exercising the Ahold Foundation call option, minus (b) the total nominal value of any Ahold cumulative preferred shares held by the Ahold Foundation at such time. Each Ahold cumulative preferred share would, upon the issuance of Ahold cumulative preferred shares following the exercise of the Ahold Foundation call option, give the holder thereof the right to 50,000 votes. The issuance of such Ahold cumulative preferred shares would, as a result, cause a substantial dilution of the voting power of any holder of shares in the capital of the combined company, including of a shareholder attempting to gain control of the combined company, and could therefore have the effect of discouraging, delaying or preventing a change of control of the combined company, even if such a change in control is sought by the combined company’s shareholders. See the section entitled “Comparison of Rights of Shareholders of Delhaize and Ahold” beginning on page 256 of this prospectus for a summary of the provisions of the Ahold Foundation call option.

If the combined company issues additional ordinary shares in the future, the value and voting power of its ordinary shares issued in connection with the merger may become diluted as more ordinary shares become issued and outstanding.

The combined company may undertake additional offerings of ordinary shares or of securities convertible into its ordinary shares after the merger. The resulting increase in the number of the combined company’s ordinary shares issued and outstanding, and the possibility of sales of such ordinary shares, may depress the future trading price of the ordinary shares of the combined company after the merger. In addition, if such additional issuances of ordinary shares of the combined company occur, the voting power of the then existing shareholders of the combined company may be diluted.

Holders of the ordinary shares in the combined company who are resident or located in certain jurisdictions outside the Netherlands, including the United States, may not be able to exercise pre-emptive rights in future offerings and, as a result, may experience dilution.

In the event of an issue of ordinary shares in the capital of the combined company, holders of ordinary shares in the combined company are generally entitled to pre-emptive rights unless those rights are restricted or excluded either by a resolution of the combined company’s general meeting or by a resolution of the combined company’s management board with the approval of the combined company’s supervisory board (if the management board has been authorized to do so by the combined company’s general meeting).

However, the securities laws of certain jurisdictions may restrict the combined company’s ability to allow such holders of ordinary shares to participate in offerings of securities of the combined company and to exercise pre-emptive rights. Under the U.S. federal securities laws, the issuance of additional ordinary shares must be registered, unless an exemption from registration is available. Accordingly, subject to certain exceptions, holders of the ordinary shares in the combined company with registered addresses, or who are resident or located, in certain jurisdictions outside the Netherlands, including the United States, may not be eligible to exercise pre-emptive rights. As a result, such holders may experience dilution of their ownership and voting interests in the combined company’s share capital.

U.S. Delhaize shareholders and Delhaize ADS holders may decide to sell their Delhaize ordinary shares and Delhaize ADSs or the Ahold ordinary shares and the Ahold ADSs they will receive in the merger, which could cause a decline in the market prices of such securities.

U.S. Delhaize shareholders or Delhaize ADS holders may not want to own securities that are not listed in the United States. This could result in the sale of Delhaize ordinary shares or Delhaize ADSs prior to the consummation of the merger or the sale of Ahold ordinary shares or Ahold ADSs received in the merger. In addition, the market price of Delhaize ordinary shares, Delhaize ADSs, Ahold ordinary shares and Ahold ADSs may be adversely affected by arbitrage activities occurring prior to the consummation of the merger. These sales, or the prospects of such sales in the future, could adversely affect the market price for, and the ability to sell in the market, Delhaize ordinary shares or Delhaize ADSs before the merger is consummated as well as Ahold ordinary shares or Ahold ADSs before and after the merger is consummated.

The market price of the combined company’s ordinary shares and American Depositary Shares may be volatile, and holders of the combined company’s ordinary shares or American Depositary Shares could lose a significant portion of their investment due to drops in the market price of the combined company’s ordinary shares and American Depositary Shares following the consummation of the merger.

Following the consummation of the merger, Delhaize shareholders or Delhaize ADS holders who receive Ahold ordinary shares or Ahold ADSs, as applicable, may not be able to resell their Ahold ordinary shares or Ahold ADSs at or above the price at the time at which they acquired them pursuant to the merger agreement due to fluctuations in the market price, including changes in price caused by factors unrelated to the combined company’s operating performance or prospects. In particular, the market price of Ahold ordinary shares and Ahold ADSs has in the past experienced fluctuation, including fluctuation that is unrelated to Ahold’s performance, and this fluctuation may continue in the future.

Specific factors that may have a significant effect on the market price for the combined company’s ordinary shares include, among others, the following:

•	changes in stock market analyst recommendations or earnings estimates regarding the combined company’s ordinary shares, other companies comparable to the combined company or other companies in the industries that the combined company serves;

•	actual or anticipated fluctuations in the combined company’s operating results or future prospects, which may be influenced by, among other things, changes in food retail industry conditions;

•	reaction to public announcements by the combined company;

•	strategic actions taken by the combined company or its competitors, such as acquisitions or restructurings;

•	failure of the combined company to achieve the anticipated benefits of the merger, including the anticipated cost savings, synergies, growth opportunities and other benefits, as rapidly as, or to the extent, anticipated by financial or industry analysts;

•	the recruitment or departure of key personnel;

•	conditions or trends in the industries in which the combined company will operate, including new laws or regulations or new interpretations of existing laws or regulations or changes in the food retail industry;

•	announcements of investigations or regulatory scrutiny of the combined company’s operations or lawsuits filed against it;

•	changes in tax or accounting standards, rulings, policies, guidance, interpretations or principles;

•	adverse conditions in the United States or international financial markets or general U.S. or international economic conditions, including those resulting from war, catastrophes, incidents of terrorism and responses to such events; and

•	sales of the combined company’s ordinary shares or American Depositary Shares by the combined company, members of its management team or significant shareholders or holders of its American Depositary Shares.

The market price of the combined company’s ordinary shares and American Depositary Shares may be affected by factors different from those currently affecting the price of Ahold ordinary shares, Ahold ADSs, Delhaize ordinary shares or Delhaize ADSs.

Upon the consummation of the merger, Delhaize shareholders or Delhaize ADS holders will become holders of the combined company’s ordinary shares and/or Ahold ADSs. Although the combined company will generally be subject to the same risks that each of Ahold and Delhaize currently face, the operating results, as well as the market price of the combined company’s ordinary shares or American Depositary Shares, may in the future be affected by factors different from those factors currently affecting Ahold and Delhaize as independent, stand-alone companies. The combined company may face additional risks and uncertainties that Ahold or Delhaize may currently not be exposed to as independent, stand-alone companies.

There may be less publicly available information concerning the combined company than there is for issuers that are not “foreign private issuers” because, as a “foreign private issuer,” the combined company will be exempt from a number of rules under the Exchange Act and be permitted to file less information with the SEC than issuers that are not “foreign private issuers.”

As a “foreign private issuer” under the Securities Exchange Act of 1934, as amended (referred to in this prospectus as the Exchange Act), the combined company will be exempt from certain rules under the Exchange Act, and will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as companies whose securities are registered under the Exchange Act but are not “foreign private issuers,” or to comply with Regulation FD, which restricts the selective disclosure of material non-public information. In addition, the combined company will be exempt from certain disclosure and procedural requirements applicable to proxy solicitations under Section 14 of the Exchange Act. The members of the combined company’s supervisory board and management board, officers and principal shareholders will be exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act. Accordingly, there may be less publicly available information concerning the combined company than there is for companies whose securities are registered under the Exchange Act but are not “foreign private issuers,” and such information may not be provided as promptly as it is provided by such companies. In addition, certain information may be provided by the combined company in accordance with Dutch law, which may differ in substance or timing from such disclosure requirements under the Exchange Act.

The combined company has the ability to terminate its Exchange Act reporting if permitted by applicable law.

Following the consummation of the merger, if the combined company were to cease to be a reporting company under the Exchange Act, and to the extent not required in connection with any other debt or equity securities of the combined company registered or required to be registered under the Exchange Act, the information now available to Delhaize shareholders and Delhaize ADS holders in the annual and other reports required to be filed by Delhaize in the United States would not be available to holders of the combined company’s ordinary shares or the combined company’s American Depositary Shares.

The combined company’s American Depositary Shares will have a limited trading market, which could affect investors’ ability to sell the combined company’s American Depositary Shares and the price they may receive for the combined company’s American Depositary Shares.

The combined company’s American Depositary Shares (including the Ahold ADSs to be issued to Delhaize ADS holders in the merger) will not be listed on any securities exchange. It is currently expected that the combined company’s American Depositary Shares will trade in the over-the-counter market and will be quoted on the OTCQX International marketplace under the symbol “AHONY.” Over-the-counter transactions involve risks in addition to those associated with transactions in securities traded on a securities exchange. Many over-the-counter securities trade less frequently and in smaller volumes than exchange-listed securities. Accordingly, there may be only limited trading activity, if any, in the combined company’s American Depositary Shares, which may negatively affect the price a former Delhaize ADS holder who elects to receive Ahold ADSs in the merger would receive upon the sale of any of the combined company’s American Depositary Shares. No assurance can be given that an active trading market for the combined company’s American Depositary Shares will develop or, if such a market does develop, that such market will be sustained. Also, if there is only limited trading activity, former Delhaize ADS holders who elect to receive Ahold ADSs in the merger may not be able to sell quickly any of such holder’s combined company’s American Depositary Shares, and any attempted sale of a large number of the combined company’s American Depositary Shares will likely have a material adverse impact on the quoted price of the combined company’s American Depositary Shares. Accordingly, the trading price of the combined company’s American Depositary Shares may be subject to volatility and may be subject to rapid price swings in the future.

The market price of the combined company’s American Depositary Shares and dividends paid on the combined company’s ordinary shares underlying the combined company’s American Depositary Shares may be materially adversely affected by fluctuations in the exchange rate for converting euro into U.S. dollars.

Fluctuations in the exchange rate for converting euro into U.S. dollars may affect the value of the combined company’s American Depositary Shares and the ordinary shares underlying the combined company’s American Depositary Shares. Specifically, as the relative value of the euro to the U.S. dollar declines, each of the following values will also decline (and vice versa):

•	the U.S. dollar equivalent of the euro trading price of the combined company’s ordinary shares in Amsterdam or Brussels, which may consequently cause the market price of the combined company’s American Depositary Shares in the United States to also decline;

•	the U.S. dollar equivalent of the proceeds that a holder of the combined company’s American Depositary Shares would receive upon the sale in Amsterdam or Brussels of any of the combined company’s ordinary shares withdrawn from the depositary; and

•	the U.S. dollar equivalent of cash dividends paid in euro on the combined company’s ordinary shares represented by the Ahold ADSs.

Due to delays in notification to and by the depositary, the holders of the combined company’s American Depositary Shares may not be able to give voting instructions to the depositary or to withdraw the combined company’s ordinary shares underlying their American Depositary Shares to vote such shares in person or by proxy.

Despite the combined company’s efforts, the depositary may not receive voting materials for the combined company’s ordinary shares represented by the combined company’s American Depositary Shares in time to ensure that holders of such American Depositary Shares can either instruct the depositary to vote the combined company’s ordinary shares underlying their American Depositary Shares or withdraw such shares to vote them in person or by proxy. In addition, the depositary’s liability to holders of the combined company’s American Depositary Shares for failing to execute voting instructions, or for the manner in which voting instructions are executed, will be limited by the deposit agreement relating to the combined company’s American Depositary Shares. As a result, holders of the combined company’s American Depositary Shares may not be able to exercise their rights to give voting instructions, or to vote in person or by proxy, and may not have any recourse against the depositary or the combined company if their shares are not voted as they have requested or if their shares cannot be voted.

Holders of the combined company’s American Depositary Shares will have limited recourse if the combined company or the depositary fails to meet its respective obligations under the deposit agreement relating to the combined company’s American Depositary Shares or if they wish to involve the combined company or the depositary in a legal proceeding.

The deposit agreement relating to the combined company’s American Depositary Shares will expressly limit the obligations and liability of the combined company and the depositary. Neither the combined company nor the depositary will be liable to the extent that liability results from the fact that they:

•	perform their obligations without gross negligence or willful misconduct;

•	take any action in reliance upon the advice of, or information from, legal counsel, accountants, any person presenting shares for deposit, any holder of American Depositary Shares of the combined company or any other qualified person; or

•	rely on any documents they believe in good faith to be genuine and properly executed.

In addition, neither the combined company nor the depositary will be under any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any of the combined company’s American Depositary Shares, which in its opinion may involve it in expense or liability, unless it is indemnified to its satisfaction. The provisions of the deposit agreement relating to the combined company’s American Depositary Shares will limit the ability of holders of such American Depositary Shares to obtain recourse if the combined company or the depositary fails to meet its respective obligations under the deposit agreement or if they wish to involve the combined company or the depositary in a legal proceeding.

For further description of these and other risks relating to the Ahold ordinary shares and the Ahold ADSs, see the sections entitled “Description of Ahold Ordinary Shares” and “Description of Ahold American Depositary Shares” beginning on pages 228 and 243, respectively, of this prospectus.

Risks Relating to the Business of the Combined Company

The combined company’s results will be subject to risks relating to competition and pressure on profit margins in the food retail industry.

The food retail industry is competitive and generally characterized by pressure on profit margins. The combined company’s competitors will include international, national, regional and local supermarket chains, supercenters, independent grocery stores, specialty food stores, warehouse club stores, retail drug chains, convenience stores, membership clubs, general merchandisers, discount retailers and restaurants. It is possible that the combined company could face increased competition in the future from some or all of these competitors. In addition, consolidation in the food retail industry due to increasing competition from larger companies is also likely to continue. Food retail businesses generally compete on the basis of location, quality of products, service, price, product variety, store condition and e-commerce offerings. The combined company’s ability to maintain its current position will depend upon its ability to compete in the food retail industry through various means such as price promotions, continued reduction of operating expenses where the cost savings are reinvested in the combined company, enhancing customer offerings and store expansions. To the extent the combined company reduces prices to maintain or grow its market share, net income and cash generated from operations could be adversely affected. Some of the combined company’s competitors may have financial, distribution, purchasing and marketing resources that are greater than those of the combined company, and there is no assurance that the combined company will be able to successfully compete in the markets where it will operate. The combined company’s profitability could be impacted as a result of the pricing, purchasing, financing, advertising or promotional decisions made by its competitors. Such an impact on the combined company’s profitability could have an adverse effect on the combined company’s business, cash flows, financial condition or operating results, which may affect the value of the combined company’s ordinary shares.

The combined company will have significant financial debt outstanding that could negatively impact its business.

The combined company will have significant debt outstanding. As of July 12, 2015, Ahold’s consolidated net debt was approximately €1,463 million. The combined company’s pro forma net debt as of July 12, 2015, after giving effect to the merger and the Ahold capital return as if it had been completed on July 12, 2015, would have been approximately €3,986 million, of which approximately €506 million, or 8%, of the estimated pro forma gross interest bearing debt of the combined company would have been at variable rates of interest as of July 12, 2015.

The combined company’s level of debt could:

•	make it difficult for the combined company to satisfy its obligations, including interest payments;

•	limit the combined company’s ability to obtain additional financing to operate its business;

•	limit the combined company’s financial flexibility in planning for and reacting to industry changes;

•	place the combined company at a competitive disadvantage as compared to less leveraged companies;

•	increase the combined company’s vulnerability to general adverse economic and industry conditions; and

•	require the combined company to dedicate a substantial portion of its cash flow to payments on its debt, reducing the availability of cash flow for other purposes.

The combined company may borrow additional funds to support its capital expenditures and working capital needs and to finance future acquisitions. The incurrence of additional debt could make it more likely that the combined company will experience some or all of the risks described above.

Future changes in accounting standards may result in increased levels of assets and debt being recognized on the balance sheet of the combined company.

The financial statements of the combined company will be prepared in accordance with IFRS as issued by the IASB. The IASB issues from time to time new accounting standards or amendments to existing standards. It is expected that the IASB will issue a new standard on lease accounting in 2015, with an expected effective date for annual periods beginning on or after January 1, 2019. An objective of this proposed standard is to recognize substantially all leases on the balance sheet and thereby bring an end to off-balance sheet lease accounting. This will have a significant impact on many companies including those in the retail industry, due primarily to long dated property leases. The combined company has a large number of operating lease liabilities currently not included on the balance sheet but disclosed as commitments. Should this new lease accounting standard become effective, it is expected that substantially all operating leases will be recognized on the balance sheet of the combined company, which would result in a significant increase in leased assets, liabilities and changes to the allocation of expenses within the income statement and which could have an adverse impact on various debt ratios and other key performance indicators of the combined company.

If the combined company does not generate positive cash flows, it may be unable to service its debt.

The combined company’s mid- to long-term ability to pay principal, premium, if any, and interest on its debt will depend on its future operating performance. Future operating performance will be subject to market conditions and business factors that will often be beyond the combined company’s control. Consequently, the combined company will not be able to guarantee that it will have sufficient cash flows to pay the principal, premium, if any, and interest on its debt. If the combined company’s cash flows and capital resources are insufficient to allow it to make scheduled payments on its debt, the combined company may have to take alternative measures, such as reducing or delaying capital expenditures, selling assets, seeking additional capital or restructuring or refinancing its debt. The combined company will not be able to guarantee that the terms of its debt will allow it to take these alternative measures or that these alternative measures, individually or in the aggregate, will allow it to satisfy its scheduled debt service obligations. If the combined company cannot make scheduled payments on its debt, it will be in default and, as a result:

•	the combined company’s debt holders could declare all outstanding principal and accrued interest to be due and payable;

•	the combined company’s lenders could terminate their commitments and commence foreclosure proceedings against the combined company’s assets; and

•	the combined company could be forced into bankruptcy or liquidation.

Certain of the combined company’s debt agreements may contain covenants requiring it to maintain specified financial ratios and meet specific financial tests. The combined company’s failure to comply with these covenants could result in an event of default that, if not cured or waived, could result in the combined company being required to repay these borrowings before their due date. If the combined company were unable to make this repayment, or otherwise refinance these borrowings, its lenders could foreclose on its assets. If the combined company were unable to refinance these borrowings on favorable terms, its business could be adversely impacted.

General economic factors may adversely affect the combined company’s financial performance.

General economic conditions in the areas where the combined company will operate may adversely affect its financial performance. Factors such as higher interest rates, higher fuel and other energy costs, weakness in the housing market, inflation, deflation, higher levels of unemployment, unavailability of consumer credit, higher consumer debt levels, higher tax rates and other changes in tax laws, overall economic slowdown and other economic factors could adversely affect consumer demand for the products the combined company will sell, require the combined company to change the mix of products that it sells to one with a lower average profit margin and result in slower inventory turnover and greater markdowns on inventory. Higher interest rates, higher fuel and other energy costs, higher transportation costs, inflation, higher costs of labor, insurance and healthcare, foreign exchange rate fluctuations, higher tax rates and other changes in tax laws, changes in other laws and regulations and other economic factors could increase the combined company’s cost of sales and selling, general and administrative expenses, and otherwise adversely affect the combined company’s operations and operating results. These factors could affect not only the combined company’s operations, but also the operations of suppliers from whom it will purchase goods, which could result in an increase in the cost to the combined company of the goods it will sell to its customers.

The combined company’s international operations will subject it to numerous risks.

The combined company will be a global company incorporated in the Netherlands with key suppliers operating internationally in numerous foreign countries. The combined company may further expand its business and operations into new countries. The international nature of the combined company’s business and operations subjects it to risks inherent in operating in foreign countries, including government regulation, political and economic instability, currency restrictions, fluctuations and other restraints, import and export restrictions, complex and burdensome tax regimes, additional tax assessments in foreign jurisdictions, risks of expropriation, threats to employees, terrorist activities, including extortion, and risks of U.S. and foreign governmental regulation and action in relation to these operations.

The combined company’s operations will be subject to economic conditions that impact consumer spending.

The combined company’s operating results will be sensitive to changes in overall economic conditions that impact consumer spending, including discretionary spending, in the areas where it will operate, including Greece. Consumers may reduce spending or change their purchasing habits due to certain economic conditions such as decreasing employment levels, slowing business activity, increasing interest rates, increasing energy and fuel costs, increasing healthcare costs and increasing tax rates. In Greece, the occurrence of certain economic policy developments, such as the implementation of capital controls or the potential exit from the Eurozone, could have an adverse impact on consumer spending and cause the combined company to impair assets related to its operations in Greece and record lower contributions from those assets in its operating results. A general reduction in the level of consumer spending or the combined company’s inability to respond to shifting consumer preferences regarding products, store location and other factors in the markets where it will operate could adversely affect its growth and profitability.

Turbulence in the global credit markets and economy may adversely affect the combined company’s financial condition and liquidity.

Disruptions in the capital and credit markets could adversely affect the combined company’s ability to draw on its bank credit facilities or enter into new bank credit facilities. The combined company’s access to funds under its bank credit facilities will be dependent on the ability of the banks that are parties to the facility agreements to meet their funding commitments. Those banks may not be able to meet their funding commitments to the combined company if they experience shortages of capital and liquidity or if they experience excessive volumes of borrowing requests from the combined company and other borrowers within a short period of time. Also, disruptions in the capital and credit markets may impact the combined company’s ability to renew its bank credit facilities or enter into new bank credit facilities as needed. In addition, the combined company’s suppliers and third-party service providers could experience credit or other financial difficulties that could result in their inability to supply the combined company with necessary goods and services in a timely fashion or at all.

The significance of the contributions of the combined company’s U.S. operations to its revenues and the geographic concentration of its U.S. operations on the east coast of the United States will make the combined company vulnerable to economic downturns, natural disasters and other catastrophic events that impact that region.

Sixty-one percent of the combined company’s pro forma revenues (excluding discontinued operations) during the financial year ended December 28, 2014, after giving effect to the merger as if it had been completed on December 30, 2013, would have been generated through U.S. operations. The combined company will depend in part on its U.S. operations for dividends and other payments to generate the funds necessary to meet its financial obligations. Substantially all of the combined company’s U.S. operations will be located on the east coast of the United States. Consequently, the combined company’s operations will depend significantly upon economic and other conditions in this area, in addition to those that may affect the United States or the world as a whole. The combined company’s operating results may suffer based on a general economic downturn, natural disaster or other adverse condition impacting the east coast of the United States.

Increases in interest rates and/or a downgrade of the combined company’s credit ratings could negatively affect its financing costs and its ability to access capital.

The combined company will have exposure to future interest rates based on the variable rate debt held by it (as of July 12, 2015, approximately 8% of the combined company’s estimated pro forma gross interest bearing debt, or €506 million, would have been at variable interest rates) and, to the extent the combined company raises debt in the capital markets to meet maturing debt obligations, to fund its capital expenditures and working capital needs and to finance future acquisitions. It is anticipated that the daily working capital requirements of the combined company will primarily be financed with operational cash flow and through the use of various committed and uncommitted lines of credit and a commercial paper program. The interest rates on these short and medium term borrowing arrangements will generally be determined either as the inter-bank offering rate at the borrowing date plus a pre-set margin, or based on market quotes from banks. Although the combined company may employ risk management techniques to hedge against interest rate volatility, significant and sustained increases in market interest rates could materially increase the combined company’s financing costs and negatively impact its reported results.

The combined company will rely on access to bank and capital markets as sources of liquidity for cash requirements not satisfied by cash flows from operations. A downgrade in the combined company’s credit ratings from the internationally-recognized credit rating agencies, particularly to a level below investment grade, could negatively affect its ability to access the bank and capital markets, especially in a time of uncertainty in either of those markets. A rating downgrade could also impact the combined company’s ability to grow its businesses by substantially increasing the cost of, or limiting access to, capital.

A credit rating is not a recommendation to buy, sell or hold debt, as the credit rating does not comment as to market price or suitability for a particular investor. The credit ratings assigned to the combined company’s debt will address the likelihood of payment of principal and interest pursuant to the terms of such debt. A credit rating will be subject to revision or withdrawal at any time by the assigning rating agency. Each credit rating should be evaluated independently of any other credit rating that may be assigned to the combined company’s securities and should only be viewed as the opinion of the assigning credit rating agency.

A competitive labor market, changes in labor conditions or labor disruptions such as strikes, work stoppages and slowdowns may increase the combined company’s costs or negatively affect the combined company’s financial performance.

The combined company’s success will depend in part on its ability to attract and retain qualified personnel in all areas of its business, including executives to lead the business. The combined company will compete with other businesses in its markets in attracting and retaining employees. Tight labor markets, increased overtime, collective bargaining agreements, increased healthcare costs, government mandated increases in the minimum wage and a higher proportion of full-time employees could result in an increase in labor costs, which could materially impact the combined company’s operating results. A shortage of qualified employees may also require the combined company to increase its wage and benefit offerings to compete effectively in the hiring and retention of qualified employees or to retain more expensive temporary employees.

A number of the combined company’s and its subsidiaries’ employees, both inside and outside of the United States, will be members of unions. It is possible that relations with the unionized portion of the combined company’s workforce could deteriorate or that its workforce could initiate a strike, work stoppage or slowdown in the future. Similar actions by the combined company’s non-unionized workforce are possible. In such an event, the combined company’s business, cash flows, financial condition and operating results could be negatively affected, and the combined company may not be able to adequately meet the needs of its customers by utilizing its remaining workforce. Further, as existing collective bargaining agreements are expected to expire, the combined company may not be able to negotiate extensions to, or replacements for, such agreements on acceptable terms, which could result in work stoppages or other costs which could be disruptive to the combined company’s business, lead to adverse publicity and have a material adverse impact on the combined company’s cash flows, financial condition and operating results.

While Ahold believes that relations with the combined company’s employees will continue to be good, the combined company will always face the risk that legislative bodies may approve laws that liberalize the procedures for union organization, and there can be no assurance that the combined company’s non-unionized employees will not become unionized. If more of the combined company’s workforce becomes unionized, it could affect the combined company’s operating expenses. Increased labor costs could increase the combined company’s costs, resulting in a decrease in its profits or an increase in its losses. There can be no assurance that the combined company will be able to fully absorb any increased labor costs through its efforts to increase efficiencies in other areas of its operations.

Because of the number of properties that the combined company will own and lease, the combined company will have a potential risk of environmental liability associated with the properties it owns and leases.

The combined company will be subject to laws, regulations and ordinances that govern activities and operations that may have adverse environmental effects and impose liabilities for the costs of cleaning, and certain damages arising from sites of past spills, disposals or other releases of hazardous materials. Under applicable environmental laws, the combined company could be responsible for the remediation of environmental conditions and could be subject to associated liabilities relating to its stores, warehouses and offices, as well as the land on which they are situated, regardless of whether the combined company leases, subleases or owns the stores, warehouses, offices or land in question and regardless of whether such environmental conditions were created by the combined company or by a prior owner or tenant. The costs of investigation, remediation or removal of environmental conditions may be substantial, and such costs may increase if stricter laws are passed or applicable environmental laws are more strictly enforced. Certain environmental laws also impose liability in connection with the discharge, storage, handling, disposal of, or exposure to, hazardous or toxic substances, including materials containing asbestos, pursuant to which third parties may seek recovery from the combined company or owners, tenants or sub-tenants of real properties for personal injuries associated with such substances or materials. There can be no assurance that environmental conditions relating to prior, existing or future store sites will not harm the combined company through, for example, business interruption, cost of remediation or harm to reputation, which could have a material adverse effect on the combined company’s financial position, operating results and liquidity.

If the combined company is unable to locate appropriate real estate or enter into real estate leases on commercially acceptable terms, it may be unable to open new stores.

The combined company’s ability to open new stores will depend on its success in identifying and entering into leases on commercially reasonable terms for properties that are suitable for its needs. If the combined company fails to identify and enter into leases on a timely basis for any reason, including its inability due to competition from other companies seeking similar sites, the combined company’s growth may be impaired because it may be unable to open new stores as anticipated. Similarly, the combined company’s business may be harmed if it is unable to renew the leases on its existing stores on commercially acceptable terms.

Unfavorable exchange rate fluctuations may negatively impact the combined company’s financial performance.

The combined company’s operations will be conducted primarily in the United States, the Eurozone countries of the Netherlands, Luxembourg, Belgium, Germany and Greece and to a lesser extent in other parts of Europe outside the Eurozone, including the Czech Republic, Romania and the Republic of Serbia. Although the

historical financial information of Ahold and Delhaize and the unaudited pro forma condensed combined financial information for the combined company are being presented in euro, during the financial year ended December 28, 2014, the combined company, on a pro forma basis after giving effect to the merger and the other transactions contemplated by the merger agreement as if they had been completed on December 30, 2013, would have derived approximately 66% of its revenues from operating companies that have functional currencies other than the euro. The operating results and the financial position of each of the combined company’s entities outside the Eurozone will be accounted for in the relevant local currency, including the U.S. dollar, and will then be translated into euro at the applicable foreign currency exchange rate for inclusion in the combined company’s consolidated financial statements. Exchange rate fluctuations between these local currencies, including the U.S. dollar, and the euro could have a material adverse effect on the combined company’s consolidated financial statements.

Because a substantial portion of the combined company’s assets, liabilities and operating results will be denominated in currencies other than the combined company’s presentation currency, the euro, the combined company will be particularly exposed to currency risk arising from fluctuations in the value of these currencies against the euro.

Various aspects of the combined company’s business will be subject to federal, regional, state and local laws and regulations in the United States, the Netherlands, Belgium and other countries, in addition to environmental regulations. The combined company’s compliance with these laws and regulations may require additional expenses or capital expenditures and could adversely affect its ability to conduct its business as planned.

In addition to environmental regulations, the combined company will be subject to federal, regional, state and local laws and regulations in the United States, the Netherlands, Belgium and other countries relating to, among other things, zoning, land use, workplace safety, public health, community right-to-know, store size, alcoholic beverage sales, tobacco sales and pharmaceutical sales. A number of jurisdictions regulate the licensing of supermarkets, including retail alcoholic beverage license grants. In addition, under certain regulations, the combined company will be prohibited from selling alcoholic beverages in certain of its stores. The combined company will also be subject to laws governing its relationships with employees, including minimum wage requirements, overtime, working conditions, collective bargaining, disabled access and work permit requirements. A number of laws exist which impose obligations or restrictions with respect to property access. The combined company’s compliance with these laws could result in modifications to its properties, or prevent it from performing certain further renovations. Compliance with, or changes in, these laws could reduce the revenue and profitability of the combined company and could otherwise adversely affect its business, financial condition or operating results.

As a result of selling products, the combined company will face the risk of exposure to product liability claims and adverse publicity.

The preparation, packaging, marketing, distribution and sale of products purchased from others entail an inherent risk of product liability, product recall and resultant adverse publicity. Such products may contain contaminants or other hazards that may be inadvertently redistributed by the combined company. These contaminants or other hazards may, in certain cases, result in illness, injury or death if processing at the foodservice or consumer level does not eliminate the contaminants or other hazards. Even an inadvertent shipment of adulterated, contaminated or defective products may lead to an increased risk of exposure to product liability claims. There can be no assurance that such claims will not be asserted against the combined company or that it will not be obligated to perform such a recall in the future. If a product liability claim is successful, the combined company’s insurance may not be adequate to cover all liabilities it may incur, and the combined company may not be able to continue to maintain such insurance, or obtain comparable insurance at a reasonable cost, if at all. If the combined company does not have adequate insurance or contractual indemnification available, product liability claims relating to defective products could have a material adverse effect on the combined company’s ability to successfully market its products and on its business, financial condition and operating results. In addition, even if a product liability claim is not successful or is not fully pursued, the negative publicity surrounding any assertion that the combined company’s products were defective, or caused illness, injury or death, could have a material adverse effect on the combined company’s reputation with existing and potential customers and on its business and financial condition and operating results.

The combined company will be subject to risks related to corporate responsibility and responsible retailing.

Many factors will influence the combined company’s reputation and the value of its brands, including perceptions of the combined company held by its key stakeholders and the communities in which it will do business. Increased regulatory demands, stakeholder awareness and the growing sentiment that large retailers should address sustainability issues across the entire supply chain mean that the combined company’s brands and reputation could suffer if the combined company, its suppliers or its other business partners do not adequately address, or are perceived as not adequately addressing, relevant corporate responsibility issues affecting the food retail industry.

The combined company may be unable to successfully develop and execute its strategy, which may include, but which will not be limited to, completing renovations and conversions, implementing brand repositioning plans and growing the combined company’s e-commerce business.

The combined company’s success will depend in large part on its ability to operate its customers’ preferred local supermarkets. If the combined company is unable to successfully develop and execute its strategy, or if the combined company’s plans fail to meet customers’ expectations, its financial condition and operating results could be adversely affected. The introduction, implementation, success and timing of new business initiatives and strategies, including but not limited to initiatives to increase revenue, reduce costs or enter into new areas of business, could be less successful or could be different than anticipated, which could materially adversely affect the combined company’s business.

A key to the combined company’s business strategy will be the renovation and/or conversion of its existing stores, as well as the renovation of its infrastructure. Although it is expected that cash flows generated from operations, supplemented by the unused borrowing capacity under the combined company’s credit facilities and the availability of capital lease financing, will be sufficient to fund the combined company’s capital renovation programs and conversion initiatives, sufficient funds may not be available. The combined company’s inability to successfully renovate and/or convert its existing stores and other infrastructure could adversely affect its business, operating results and ability to compete successfully.

In addition, Ahold anticipates that many of the combined company’s customers will be increasingly shopping with the combined company over its e-commerce websites, including Delhaize.be, ah.nl, bol.com and peapod.com, and mobile commerce applications. Ahold anticipates that online and mobile shopping will be a key component of growth for food retailers in years to come. Any failure by the combined company to provide attractive, user-friendly online shopping platforms that meet the expectations of online shoppers and adapt to future developments and trends in e-commerce could place it at a competitive disadvantage, result in the loss of e-commerce and other sales, harm its reputation with customers and have a material adverse impact on the growth of its e-commerce business, operating results and ability to compete successfully.

The combined company may be unsuccessful in managing the growth of its business or realizing the anticipated benefits of acquisitions it has made.

The combined company may continue to reinforce its presence in the geographic locations where Ahold and Delhaize currently operate, and in adjacent regions, by pursuing acquisition opportunities in the retail grocery store industry and by opening new stores. The combined company may also occasionally consider opportunities to expand into new regions. Realization of the anticipated benefits of an acquisition, store renovation, market renewal or store opening could take several years or may not occur at all. The combined company will face risks commonly encountered with growth through acquisition and conversion or expansion. The areas where the combined company could face risks include:

•	identifying suitable acquisition opportunities or markets in which to expand;

•	competitors who may have more resources to make acquisitions or expand operations or otherwise may make acquisitions that the combined company would have been interested in pursuing;

•	diverting management’s time and focus from operating the combined company’s business to acquisition or integration challenges;

•	obtaining necessary financing on satisfactory terms;

•	making payments on the indebtedness that the combined company might incur as a result of these acquisitions;

•	losing customers of an acquired business;

•	entering markets where the combined company has no or limited experience;

•	failing to assimilate the operations and personnel of acquired businesses;

•	failing to install and integrate all necessary systems and controls;

•	the need to integrate operations across different cultures and languages and to address the particular economic, currency, political, and regulatory risks associated with specific countries; and

•	litigation or other claims or liabilities in connection with the acquired company, including claims from terminated employees, customers, former shareholders, or other third parties.

There can be no assurance that the combined company will be able to execute successfully on its acquisition and integration strategy or store openings. The combined company’s failure to address these risks or other problems encountered in connection with its past or future acquisitions and investments could have a material adverse effect on its business, financial condition and operating results.

The combined company’s business and/or financial results could be negatively affected if divestitures are not successfully completed or if contingent liabilities materialize in connection with completed divestitures.

The combined company will regularly evaluate the potential disposition of assets and businesses that may no longer help it meet its objectives. When the combined company decides to sell assets or a business, it may encounter difficulties in finding buyers or alternative exit strategies on acceptable terms or in a timely manner, which could delay the achievement of its strategic objectives. The combined company may also dispose of a business at a price, or on terms, less desirable than it had anticipated. In addition, the combined company may experience greater dis-synergies than expected, and the impact of the divestiture on the combined company’s revenue growth may be larger than projected. After reaching an agreement with a buyer or seller for the disposition of a business, the combined company will be subject to satisfaction of pre-closing conditions as well as to necessary regulatory and governmental approvals on acceptable terms, which, if not satisfied or obtained, may prevent it from completing the transaction. Dispositions may also involve continued financial involvement in the divested business, such as through continuing equity ownership, guarantees, indemnities or other financial and commercial obligations. There can be no assurance that the anticipated benefits of the combined company’s future divestiture strategies will be realized.

Unexpected outcomes with respect to audits of tax filings in the jurisdictions where the combined company will operate could result in an adverse effect on the combined company’s financial performance.

Because the combined company will operate in a number of countries, its income will be subject to taxation in differing jurisdictions and at differing tax rates. Significant judgment will be required in determining the consolidated income tax position. As a result of the combined company’s multi-jurisdictional operations, it will be exposed to a number of different tax risks including, but not limited to, changes in tax laws or interpretations of such tax laws. The tax authorities in the jurisdictions where the combined company will operate may audit the combined company’s tax returns and may disagree with the positions taken in those returns. While the ultimate outcome of such audits will not be certain, the combined company will consider the merits of its filing positions in its overall evaluation of potential tax liabilities with the objective of having adequate liabilities recorded in the combined company’s consolidated financial statements to meet potential exposures. An adverse outcome resulting from any settlement or future examination of the combined company’s tax returns or any other tax audit could result in additional tax liabilities and could adversely affect its effective tax rate, which could have a material adverse effect on the combined company’s financial position, operating results and liquidity. In addition, any examination by the tax authorities in the jurisdictions where the combined company will operate could cause the combined company to incur significant legal expenses and divert management’s attention from the operation of its business.

Risks associated with the suppliers from whom the combined company’s products are sourced could adversely affect the combined company’s financial performance.

Significant disruptions in operations of the combined company’s vendors and suppliers could materially impact the combined company’s operations by disrupting store-level product selection or increasing costs, resulting in reduced sales. The products the combined company will sell will be sourced from a wide variety of domestic and international suppliers. If such disruptions should occur, the combined company’s ability to find qualified suppliers who meet its standards, and to access products in a timely and efficient manner, could be significantly challenged. Political and economic instability in the countries in which suppliers are located, the financial instability of suppliers, suppliers’ failure to meet the combined company’s standards, labor problems experienced by suppliers, the availability of raw materials to suppliers, competition for products from other retailers, the impact of adverse weather conditions, product quality issues, currency exchange rates, transport availability and cost, inflation, deflation, and other factors relating to the suppliers and the countries in which they are located will be beyond the combined company’s control. In addition, tariffs and other impositions on imported goods, trade sanctions imposed on certain countries, the limitation on the importation of certain types of goods or of goods containing certain materials from other countries and other factors relating to foreign trade will be beyond the combined company’s control. These factors and other factors affecting the combined company’s suppliers and access to products could result in decreased product selection and increased out-of-stock conditions, as well as higher product costs, which could adversely affect the combined company’s operations and financial performance.

Risks associated with the combined company’s franchised and affiliated stores could adversely affect its financial performance.

Ahold currently expects that approximately 25% of the stores in the combined company’s store network will be franchised or affiliated (that is, stores with a banner of the combined company that are operated by independent third parties to whom the combined company sells its products at wholesale prices). Ahold currently also anticipates that approximately 8% of the combined company’s revenues will be generated from its franchise or affiliate activities and will be part of retail sales. The operators of the combined company’s affiliated and franchised stores will operate and oversee the daily operations of their stores and will be independent third parties. Although the combined company will attempt to properly select, train and support the operators of its affiliated and franchised stores, the ultimate success and quality of any affiliated or franchised store will rest with its operator. If the operators of the combined company’s affiliated and franchised stores do not successfully operate in a manner consistent with the combined company’s standards, the combined company’s image and reputation could be harmed, which could adversely affect its business and operating results. In addition, the combined company will have accounts receivable associated with its franchised and affiliated stores. If the operators of these stores do not operate successfully, the combined company could be forced to write-off a portion of or all of the accounts receivable associated with such franchised and affiliated stores.

Natural disasters and geopolitical events could adversely affect the combined company’s financial performance.

The occurrence of one or more natural disasters, such as hurricanes, earthquakes, tsunamis, pandemics or severe weather, whether as a result of climate change or otherwise, or geopolitical events, such as civil unrest in a country in which the combined company will operate or in which its suppliers will be located, and attacks disrupting transportation systems, could adversely affect the combined company’s operations and financial performance. Such events could result in physical damage to one or more of the combined company’s properties, a temporary closure of one or more stores or distribution centers, a temporary lack of an adequate work force in a market, a temporary decrease in customers in an affected area, a temporary or long-term disruption in the supply of products from some local and overseas suppliers, a temporary disruption in the transport of goods from overseas, delay in the delivery of goods to the combined company’s distribution centers or stores within a country in which it is operating and a temporary reduction in the availability of products in the combined company’s stores. These factors could otherwise disrupt and adversely affect the combined company’s operations and financial performance.

There will be inherent limitations in the combined company’s control systems, and misstatements due to error or fraud may occur and not be detected, which may harm the combined company’s business and financial performance and result in difficulty meeting its reporting obligations.

Effective internal control over financial reporting is necessary for the combined company to provide reasonable assurance with respect to its financial reports and to effectively prevent fraud. If the combined company cannot provide reasonable assurance with respect to its financial reports and effectively prevent fraud, its reputation, business and operating results could be harmed. Internal control over financial reporting may not prevent or detect misstatements because of its inherent limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud. Therefore, even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. In addition, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risks that the control may become inadequate because of changes in conditions or that the degree of compliance with policies or procedures may deteriorate. If the combined company fails to maintain the adequacy of its internal controls, including any failure to implement required new or improved controls, or if it experiences difficulties in its implementation of internal controls, the combined company’s business and operating results could be harmed and it could fail to meet its reporting obligations.

The combined company’s operations will be dependent on information technology, or IT, systems, the failure or breach of security of any of which could harm its operations and reputation and adversely affect its financial performance.

Many of the functions of the combined company’s operations will be dependent on IT systems developed and maintained by internal experts or third parties. It is possible that the combined company may encounter unforeseen technical complexities or issues that it may be unable to resolve, or that the resolution of such complexities or issues may require the combined company’s management to devote more attention than anticipated to such matters. The failure of any of these IT systems could also cause disruptions in the combined company’s operations, adversely affecting its sales and profitability. The combined company will have recovery plans in place to reduce the negative impact of such IT systems failures on its operations, but there is no assurance that these recovery plans will be completely effective in doing so. Any of these risks may cause the combined company to incur unanticipated costs and may prevent it from obtaining the expected benefits and cost savings of the IT systems or from obtaining such benefits and cost savings as soon as expected.

As part of normal operations, the combined company will receive and store confidential information about customers (including credit/debit card information), employees and other third parties in its own systems and through its third-party service providers. These third-party service providers are used for a variety of reasons, including, without limitation, encryption and authentication technology, content delivery to customers, back-office support, and other functions. In addition, the combined company’s online operations will depend upon the secure transmission of confidential information over public networks, including information permitting cashless payments.

Any failure to protect confidential data could materially damage the brand and reputation of the combined company as well as result in significant expenses and disruptions to its operations, loss of customer confidence and subject the combined company to litigation, any of which could have a material adverse impact on the combined company’s business and results of operations.

To protect against security breaches and rapidly evolving cyber threats, the combined company will maintain administrative, physical and technical security measures to protect, and to prevent unauthorized access to, such information and have security processes, protocols and standards in place that are applicable both internally and to the combined company’s third-party service providers to protect information from systems to which such third-party service providers have access under their engagements with the combined company.

Inherent to the combined company’s business, the combined company will face attempts, such as phishing, malware and distributed denial-of-service attacks, to access the information stored in its information systems or to disrupt its IT systems. Ahold has not, within the last five years, been subject to intrusions of its network security, nor has it experienced any other cyber attack incidents, which, individually or in the aggregate, have been material to Ahold’s operations or financial condition. Delhaize has informed Ahold that, within the last five years, it has not been subject to intrusions of its network security, nor has it experienced any other cyber attack incidents, which, individually or in the aggregate, have been material to its operations or financial condition.

Ahold has Cyber liability insurance of up to a limit of $150 million to protect itself against third-party damages and expenses resulting from a privacy breach.

A change in supplier terms could adversely affect the combined company’s financial performance.

The combined company will receive allowances, credits and income from suppliers primarily for volume incentives, new product introductions, in-store promotions and co-operative advertising. Certain of these funds will be based on the combined company’s volume of net sales or purchases, growth rate of net sales or purchases and marketing programs. If the combined company does not grow its net sales over prior periods or if it is not in compliance with the terms of these programs, there could be a material adverse effect on the amount of incentives offered or paid to the combined company by its suppliers. Additionally, suppliers routinely change the requirements for, and the amount of, funds available. No assurance can be given that the combined company will continue to receive such incentives or that it will be able to collect outstanding amounts relating to these incentives in a timely manner, or at all. A reduction in, the discontinuance of, or a significant delay in receiving such incentives, as well as the inability to collect such incentives, could have a material adverse effect on the combined company’s business, results of operation and financial condition.

The combined company will be subject to antitrust and similar legislation in the jurisdictions in which it operates.

The combined company will be subject to a variety of antitrust and similar legislation in the jurisdictions in which it operates. In a number of markets, the combined company will have market positions which may make future significant acquisitions more difficult and may limit its ability to expand by acquisition or merger, in the event it wishes to do so.

In addition, the combined company will be subject to legislation relating to unfair competitive practices and similar behavior in many of the jurisdictions in which it operates. Each of Ahold and Delhaize has been, and the combined company in the future may be, subject to allegations of, or further regulatory investigations or proceedings into, such practices. Such allegations, investigations or proceedings (irrespective of merit) may require the combined company to devote significant management resources to defending itself. In the event that such allegations are proven, the combined company may be subject to significant fines, damages awards and other expenses, and the combined company’s reputation may be harmed, which could materially adversely affect its business, results of operation, financial condition and liquidity.

Unexpected outcomes in the combined company’s legal proceedings could impact its financial performance.

The combined company will assume all rights and obligations of each of Ahold and Delhaize and will therefore become party to all proceedings that either Ahold or Delhaize is a party to at the date of the closing. In addition, the combined company may from time to time be party to legal proceedings including matters involving personnel and employment issues, personal injury, intellectual property, competition/antitrust matters, landlord-tenant matters, tax matters and other proceedings arising in the ordinary course of business. The combined company will estimate its exposure to the claims and litigation arising in the normal course of its business and will make what it believes to be adequate provisions for such exposure. Unexpected outcomes in these matters could have an adverse effect on the combined company’s financial condition and operating results. Additional legal proceedings, including proceedings with operators of Ahold, Delhaize or the combined company’s affiliated and franchised stores, are ongoing or may arise from time to time outside the ordinary course of business, for which outcomes could have an adverse effect on the combined company’s financial condition and operating results.

The combined company may experience adverse results arising from claims against its self-insurance programs.

The combined company will manage its insurable risks through a combination of self-insurance and commercial insurance coverage. The combined company’s operations in the United States will be self-insured for workers’ compensation, general liability, property, vehicle accident and certain health care-related claims. Self-insurance liabilities will be estimated based on actuarial valuations. While Ahold believes that the combined company’s actuarial estimates will be reasonable, they will be subject to a high degree of variability and uncertainty caused by such factors as future interest and inflation rates, future economic conditions, litigation and claims, settlement trends and results, legislative and regulatory changes, changes in benefit levels and the frequency and severity of incurred-but-not-reported claims. It is possible that the final resolution of some claims may require the combined company to make significant expenditures in excess of its existing reserves.

In addition, third-party insurance companies that provide the fronting insurance that is part of the combined company’s self-insurance programs will require the combined company to provide certain collateral. The combined company will take measures to assess and monitor the financial strength and credit-worthiness of the commercial insurers from which it purchases insurance. However, the combined company will remain exposed to a degree of counterparty credit risk with respect to such insurers. If conditions of economic distress were to cause the liquidity or solvency of the combined company’s counterparties to deteriorate, the combined company may not be able to recover collateral funds or be indemnified from the insurer in accordance with the terms and conditions of the combined company’s policies.

Increasing costs associated with the combined company’s defined benefit pension plans may adversely affect its operating results, financial position or liquidity.

Most of the combined company’s operating companies will have pension plans, the structures and benefits of which will vary with conditions and practices in the countries concerned. Pension benefits may be provided through defined contribution plans or defined benefit plans.

A defined contribution plan is a post-employment benefit plan under which the employing company and/or the employee has an obligation to pay limited contributions to a separate entity. Under such a plan, there are no legal or constructive obligations to pay further contributions, regardless of the performance of the funds held to satisfy future benefit payments. The actual retirement benefits are determined by the value of the contributions paid and the subsequent performance of investments made with these funds.

A defined benefit plan is a post-employment benefit plan which normally defines an amount of benefit that an employee will receive upon retirement, usually dependent on one or more factors such as age, years of service, compensation and/or guaranteed returns on contributions made. Assumptions related to discount rates, inflation, interest crediting rate and future salary increases or mortality rates will have a significant impact on the combined company’s funding requirements related to these plans. These estimates and assumptions may change based on actual return on plan assets, changes in interest rates, demographic situation and governmental regulations. Therefore, the combined company’s funding requirements could change and additional contributions could be required in the future.

In addition, a significant number of union employees of the combined company in the United States will be covered by multi-employer plans (referred to in this prospectus as MEPs). An increase in the unfunded liabilities of these MEPs may result in increased future payments by the combined company and the other participating employers. In addition, the combined company may become obligated for an MEP’s unfunded obligations if other participating employers cease to participate in the plan. Similarly, if a number of employers cease to have employees participating in the MEP, the combined company could be responsible for an increased share of the MEP’s deficit. If the combined company withdraws from an MEP, it may be required to pay the MEP an amount based on the underfunded status of the MEP, referred to as a withdrawal liability. Since the combined company is only one of several employers participating in most of its MEPs and there is no reliable basis to accurately determine its share of plan obligations and assets following defined benefit principles, such MEPs are not included in the combined company’s balance sheet.

The combined company may be required to pay significantly higher amounts to fund U.S. employee healthcare plans in the future. Significant increases in healthcare and pension funding requirements could have a material adverse effect on the combined company’s financial position, operating results and liquidity.

GENERAL INFORMATION

Presentation of Financial Information

This prospectus includes the audited consolidated financial statements of Koninklijke Ahold N.V. (also known as Royal Ahold and referred to in this prospectus as Ahold) as of and for the financial years ended December 28, 2014 and December 29, 2013 and the audited consolidated income statement and statements of comprehensive income, changes in equity and cash flows of Ahold for the year ended December 30, 2012, which have been prepared in accordance with IFRS as issued by the IASB. This prospectus also includes the unaudited condensed consolidated interim financial statements of Ahold for the half year ended July 12, 2015, which have been prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting, as issued by the IASB. Ahold’s financial information is presented in euro. In addition, in some instances, information in U.S. dollars is provided in Ahold’s financial statements and information included elsewhere in this prospectus.

The unaudited condensed consolidated interim financial statements of Ahold for the third quarter ended October 4, 2015, which have been prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting, as issued by the IASB, have been filed as Exhibit 99.6 to the registration statement on Form F-4 of which this prospectus forms a part because they have been made public by Ahold in the Netherlands.

This prospectus also incorporates by reference the audited consolidated financial statements of Delhaize Group NV/SA (referred to in this prospectus as Delhaize) as of and for the financial years ended December 31, 2014, 2013 and 2012 contained in its Annual Report on Form 20-F filed with the SEC on April 29, 2015, which have been prepared in accordance with IFRS as issued by the IASB and as adopted by the EU, the unaudited condensed consolidated financial statements of Delhaize for the financial half year ended June 30, 2015 contained in its Current Report on Form 6-K furnished to the SEC on October 23, 2015, which have been prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting, as issued by the IASB and as adopted by the EU, and the unaudited condensed consolidated financial statements of Delhaize for the nine months ended September 30, 2015 contained in its Current Report on Form 6-K furnished to the SEC on November 13, 2015, which have been prepared in accordance with IAS 34 Interim Financial Reporting, as issued by the IASB and as adopted by the EU. Currently, the only difference between the effective IFRS as issued by the IASB and as adopted by the EU relates to certain paragraphs of IAS 39 Financial Instruments: Recognition and Measurement, which are not mandatorily applicable in the EU (the so called “carve-out”). Delhaize is not affected by the so-called carve-out, and for Delhaize there is therefore no difference between the effective IFRS as issued by the IASB and as adopted by the EU.

All references in this prospectus to “euro” and “€” refer to the currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the Treaty on the Functioning of the European Union, as amended, all references to “U.S. dollars,” “U.S.$” and “$” refer to the currency of the United States of America, and all references to “Czech crown” and “CZK” refer to the currency of the Czech Republic.

The financial information set forth in this prospectus has been rounded for ease of presentation. Accordingly, in certain cases, the sum of the numbers in a column in a table may not conform to the total figure given for that column.

The language of the prospectus is English. Certain legislative references and technical terms have been cited in their original language in order that the correct technical meaning may be ascribed to them under applicable law.

Cautionary Statement Regarding Forward-Looking Statements

This prospectus (including the documents incorporated by reference into this prospectus) contains forward-looking statements, including statements included in the section entitled “Management’s Discussion and

Analysis of Financial Condition and Results of Operations of Ahold” beginning on page 158 of this prospectus. These statements may discuss the anticipated manner, terms and conditions upon which the merger will be completed, the persons to be appointed directors and officers of the combined company, trends and the future performance of the combined company’s, Ahold’s and Delhaize’s respective businesses and similar matters. Forward-looking statements may contain words such as “expect,” “believe,” “may,” “might,” “can,” “could,” “should,” “will,” “would,” “forecast,” “anticipate” or similar expressions, and include the assumptions that underlie such statements. These statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including: the ability of the parties to complete merger in a timely manner or at all; satisfaction of the conditions precedent to the consummation of the merger, including the ability to secure regulatory approvals in a timely manner or at all, and approval by Ahold and Delhaize shareholders; the possibility of litigation (including related to the merger); the combined company’s ability to successfully integrate the operations, corporate structures, technology and employees of Ahold and Delhaize, and realize the synergies, savings, growth and other benefits expected to result from the merger; unknown, underestimated or undisclosed commitments or liabilities; the potential impact of the announcement or consummation of the merger on the parties’ relationships with third parties; the combined company’s ability to attract, motivate and retain key employees; and other risks set forth under “Risk Factors” beginning on page 34 of this prospectus and Delhaize’s filings with the SEC. All forward-looking statements are based on management’s estimates, projections and assumptions as of the date of this prospectus. Except as required under applicable law, none of the combined company, Ahold or Delhaize undertakes any obligation to update any forward-looking statements.

Third Party Information

Where reference is made to Ahold’s competitive position, these statements are based on Ahold’s internal analyses, as well as certain information derived from third parties. Where information has been sourced from a third party, this information has been accurately reproduced and, as far as Ahold is aware and is able to ascertain from information published by that third party, no facts have been omitted which would render the reproduced information inaccurate or misleading.

THE MERGER

General

Pursuant to the terms of a merger agreement entered into on June 24, 2015 between Ahold and Delhaize (referred to in this prospectus as the merger agreement) and subject to the conditions set forth in the merger agreement, and in accordance with applicable law, Delhaize will be merged with and into Ahold (referred to in this prospectus as the merger). Following, and as a result of, the merger, the separate corporate existence of Delhaize will cease and Ahold will continue as the sole surviving company (the surviving company is sometimes referred to in this prospectus as the combined company) and, by operation of law, Ahold will succeed to and assume all of the rights and obligations as well as the assets and liabilities of Delhaize in accordance with applicable law.

Pursuant to the merger agreement, the Ahold supervisory board, the Ahold management board and the Delhaize board of directors approved the common draft terms of the cross-border merger between Delhaize and Ahold dated December 18, 2015 (referred to in this prospectus as the merger proposal) relating to the cross-border merger by acquisition of Delhaize by Ahold. As a condition to the consummation of the merger, the merger proposal must be approved by the general meeting of shareholders of each of Ahold and Delhaize. A copy of the merger proposal is filed as Exhibit 99.26 to the registration statement on Form F-4 of which this prospectus forms a part, as part of the documents relating to the extraordinary general meeting of Delhaize shareholders (referred to in this prospectus as the Delhaize EGM) to be held to approve the merger proposal and related matters.

Subject to the conditions set forth in the merger agreement, Ahold and Delhaize (referred to in this prospectus as the parties) will execute a Dutch notarial deed of cross-border merger, the contents of which will be in accordance with the merger terms described in the section entitled “The Merger Agreement—Merger Terms” beginning on page 111 of this prospectus, and will execute and deliver all other relevant legal and contractual documentation required pursuant to the merger agreement, and under each of Dutch law and Belgian law, as applicable, to properly consummate the merger. The consummation of the merger is referred to in this prospectus as the closing.

The closing will take place at a date and time to be specified by the parties, which will be no later than the fifth business day after satisfaction or, to the extent permitted by applicable law, waiver of the conditions under the merger agreement (other than those conditions that by their terms are to be satisfied at the closing, but subject to the satisfaction of such conditions at such time) in accordance with the merger agreement, at Allen & Overy LLP, Amsterdam office, unless another time, date or place is mutually agreed upon in writing by the parties. The date the closing occurs is referred to in this prospectus as the closing date. The merger will be effective at 00:00 a.m. Central European Time on the first day after the closing date. The time the merger becomes effective is referred to in this prospectus as the effective time.

At the effective time, upon the terms and subject to the conditions of the merger agreement:

•	Ahold will issue for each issued and outstanding ordinary share of Delhaize (collectively referred to in this prospectus as Delhaize ordinary shares and holders of such ordinary shares as Delhaize shareholders) (other than any Delhaize ordinary share held in treasury by Delhaize or held by Ahold) 4.75 ordinary shares of Ahold (referred to in this prospectus as Ahold ordinary shares and holders of such ordinary shares as Ahold shareholders, and such ratio of Ahold ordinary shares to Delhaize ordinary shares referred to in this prospectus as the exchange ratio) and all Delhaize ordinary shares will no longer be outstanding, will automatically be canceled and will cease to exist;

•	each Delhaize ordinary share held in treasury by Delhaize and each Delhaize ordinary share held by Ahold, if any, will no longer be outstanding and will be canceled and will cease to exist, and no consideration will be delivered in exchange therefor; and

•	each American Depositary Share of Delhaize (referred to in this prospectus as the Delhaize ADSs and holders of such ADSs as Delhaize ADS holders) will no longer be outstanding and will be canceled in exchange for the right of the holder of such Delhaize ADS to receive, at its election:

•	an amount of American Depositary Shares of Ahold (referred to in this prospectus as the Ahold ADSs and holders of such ADSs as Ahold ADS holders) equal to the product of (v) the number of Delhaize ordinary shares represented by one Delhaize ADS (referred to in this prospectus as the Delhaize ADS ratio), multiplied by (w) the exchange ratio divided by (x) the number of Ahold ordinary shares represented by one Ahold ADS; or

•	an amount of Ahold ordinary shares equal to the product of (y) the Delhaize ADS ratio multiplied by (z) the exchange ratio.

The number of Ahold ADSs or Ahold ordinary shares to be received by a Delhaize ADS holder in the merger for each Delhaize ADS held by such holder is referred to in this prospectus as the per ADS merger consideration.

For a period of 30 days after the closing, Delhaize ADS holders will be able to elect to cancel any Ahold ADSs received as part of the merger and receive Ahold ordinary shares in connection with such cancellation, without any Ahold ADS cancellation fees being payable to Deutsche Bank Trust Company Americas (referred to in this prospectus as the Ahold ADS depositary or the depositary). The way in which this election and cancellation will be implemented will depend on the manner in which the relevant Delhaize ADSs are held.

For all Delhaize ADS holders who hold their Delhaize ADSs in book-entry form through their bank, broker or other DTC participant (referred to in this prospectus as book-entry Delhaize ADS holders), after the closing the Delhaize ADSs will be exchanged for the relevant number of Ahold ADSs based on the Delhaize ADS ratio without the need to take any action. To the extent any such holder wishes to receive Ahold ordinary shares in lieu of Ahold ADSs received as part of the merger, he must instruct his bank, broker or other DTC participant to surrender such holder’s Ahold ADSs for cancellation to the Ahold ADS depositary and to provide the Ahold ADS depositary with instructions as to the account in the Netherlands to which such Ahold ordinary shares are to be delivered. To the extent a book-entry Delhaize ADS holder’s bank, broker or other DTC participant properly presents such Ahold ADSs for cancellation on or before the date that is the 30th day after the closing, Ahold will pay the Ahold ADS depositary any fees owed in connection therewith and no Ahold ADS cancellation fees will be owed by such holder with respect to the cancellation of such Ahold ADSs received as part of the merger. Book-entry Delhaize ADS holders may be required to certify that any such Ahold ADSs being presented for cancellation were received by such holders as part of the merger.

For all Delhaize ADS holders who hold their Delhaize ADSs in book-entry form directly on the books of the Delhaize ADS depositary (referred to in this prospectus as registered book-entry Delhaize ADS holders), after the closing registered book-entry Delhaize ADS holders will be credited with the relevant number of Ahold ADSs based on the Delhaize ADS ratio without the need to take any action. To the extent any such holder wishes to receive Ahold ordinary shares in lieu of Ahold ADSs received as part of the merger, such holder must instruct the Ahold ADS depositary to cancel his Ahold ADSs and provide the Ahold ADS depositary with instructions as to the account in the Netherlands to which such Ahold ordinary shares are to be delivered. To the extent such cancellation occurs and is completed on or before the date that is the 30th day after the closing, Ahold will pay the Ahold ADS depositary any fees owed in connection therewith and no Ahold ADS cancellation fees will be owed by such holder with respect to the cancellation of such Ahold ADSs received as part of the merger.

For those Delhaize ADS holders that hold their Delhaize ADSs in physical certificated form (referred to in this prospectus as registered Delhaize ADS holders), after the closing such registered Delhaize ADS holders will receive a letter of transmittal and election form with instructions on how and where to deliver the certificates representing their Delhaize ADSs in order to receive the Ahold ADSs to which they are entitled and, if so desired, to have such Ahold ADSs cancelled and, in lieu thereof, to have the Ahold ordinary shares represented thereby delivered directly to a designated account in the Netherlands. To the extent registered Delhaize ADS holders that wish to receive Ahold ordinary shares in lieu of Ahold ADSs return these documents, including the certificates representing their Delhaize ADSs, to the exchange agent on or before the 30th day after the closing, Ahold will pay the Ahold ADS depositary any fees owed in connection therewith and no Ahold ADS cancellation fees will be owed by such holder with respect to the cancellation of such Ahold ADSs received as part of the merger.

Delhaize ADS holders who do not elect to cancel the Ahold ADSs received as part of the merger within the 30-day election period described above will not be restricted from converting their Ahold ADSs into Ahold ordinary shares after the end of the 30-day election period, but will only be able to do so in accordance with the terms of the Ahold deposit agreement, including the payment of any applicable fees and expenses, as amended from time to time. See the sections entitled “Description of Ahold American Depositary Shares—Withdrawal and Cancellation” and “—Fees and Expenses Payable by Ahold ADS Holders” beginning on page 250 of this prospectus.

Under the merger agreement, no fractional Ahold ordinary shares or Ahold ADSs will be issued. Instead, for entitlements to fractions of Ahold ordinary shares held through book-entry positions, the intermediary of the respective holder will aggregate the fractional entitlements and sell the corresponding Ahold ordinary shares on behalf of the holders who would otherwise be entitled to receive a fractional Ahold ordinary share in the market for cash, and subsequently distribute the net cash proceeds to such holders proportionately to each such holder’s fractional entitlements. The terms and conditions of such sale (including, without limitation, with respect to the timing and method of such sale, the selection of the broker-dealer to execute the sale, the price at which such shares will be sold, the currency of the cash payment and the applicable exchange rate) and, to the extent applicable, any other transaction conducted by the intermediary, will be made in accordance with the contractual arrangements between each such holder and the intermediary. Entitlements to fractions of Ahold ADSs will be aggregated by the Ahold ADS depositary and sold in the open market for cash on behalf of the holders who would otherwise receive a fractional Ahold ADS, and the Ahold ADS depositary will subsequently distribute the cash proceeds, after deducting taxes, fees, commissions and expenses, to such holders proportionally to each such holder’s fractional entitlements.

For entitlements to fractions of Ahold ordinary shares held in registered form, the total number of newly issued shares to each registered holder will be rounded down to the nearest full number, and the balance will be paid in cash by Ahold. Such balance will be calculated based on the stock market quotation of the Ahold ordinary shares on Euronext Amsterdam on the closing date, or if the closing date is not a trading day on Euronext Amsterdam, the last trading day before the closing date, and be payable in euro. The total amount of cash that will be paid by Ahold for fractional entitlements will not exceed 10% of the aggregate nominal value of Ahold ordinary shares to be issued in the merger.

Each Ahold ordinary share or Ahold ADS issued in the merger will be entitled to the same rights, preferences and privileges as other Ahold ordinary shares or Ahold ADSs, as applicable, including dividend rights. If the closing occurs after the 2016 annual general meeting of the shareholders of Ahold, any dividends with respect to Ahold’s financial year ending January 3, 2016 will only be paid with respect to those Ahold ordinary shares and Ahold ADSs that were outstanding prior to the closing. If the closing is expected to occur after the 2016 annual general meeting of the shareholders of Ahold and prior to the 2016 annual general meeting of the Delhaize shareholders, Delhaize will, under the merger agreement, have the right to propose to the Delhaize shareholders to accelerate the timing of its dividend with respect to Delhaize’s financial year ending December 31, 2015.

Based on the estimated number of shares of capital stock of the parties that will be outstanding immediately prior to the consummation of the merger, Ahold estimates that, upon the consummation of the merger and the Ahold capital return, current Ahold shareholders and Ahold ADS holders will, directly or indirectly, hold approximately 61% and former Delhaize shareholders and Delhaize ADS holders will, directly or indirectly, hold approximately 39% of the outstanding ordinary shares of the combined company. Based on the number of Ahold ordinary shares and Delhaize ordinary shares outstanding on January 8, 2016 (including the number of Ahold ordinary shares and Delhaize ordinary shares that are represented by Ahold ADSs and Delhaize ADSs, respectively), Ahold will issue approximately 495,258,318 Ahold ordinary shares as part of the merger (including Ahold ordinary shares that will be represented by Ahold ADSs and Ahold ordinary shares expected to be issued in respect of certain equity awards of Delhaize in connection with the merger).

The rights of holders of ordinary shares of the combined company will be different from the rights of Delhaize shareholders because, among other reasons, (i) the articles of association of the combined company and other governing documents of the combined company will be different from the governing documents of Delhaize as of the closing date and (ii) such rights will be governed by Dutch law instead of Belgian law. See the section entitled “Comparison of Rights of Shareholders of Delhaize and Ahold” beginning on page 256 of this prospectus for a description of certain material differences.

Background of the Merger

The Ahold supervisory and management board (collectively referred to in this prospectus as the Ahold boards) and the Delhaize board of directors (referred to in this prospectus as the Delhaize board) each continually review their respective companies’ results of operations and competitive positions in the industries in which they operate, as well as their strategic alternatives. In connection with these reviews, each of Ahold and Delhaize from time to time has evaluated potential transactions that would further its strategic objectives, including a business combination of the two companies.

In June 2013, Ahold contacted Delhaize to discuss a potential business combination of the two companies. At a meeting of representatives of both companies in August 2013, the representatives of Ahold expressed an interest in a potential business combination involving Delhaize and Ahold. The representatives of Delhaize responded that it was not the right time for Delhaize to consider such a transaction.

Delhaize has informed Ahold that, on March 2, 2015, the Delhaize board, following a review of Delhaize’s strategic alternatives, which included a business combination with, or strategic acquisition of, one or more existing companies or continuing to operate as an independent public company in its current configuration, concluded that it would be supportive of exploring the possibility of a potential business combination with Ahold. The Delhaize board determined to continue exploring a potential transaction with Ahold because it believed that, following the turnaround of Delhaize’s U.S. business and the restructuring of its Belgian business since 2013, a potential business combination transaction with Ahold was the most attractive strategic alternative if it could be completed on agreeable terms. During a telephone conversation on March 8, 2015, Mr. Frans Muller, the president and chief executive officer of Delhaize, informed Mr. Dick Boer, the president and chief executive officer of Ahold, that the Delhaize board would be supportive of exploring the possibility of a potential business combination with Ahold. Mr. Muller indicated that the chairman of the Ahold supervisory board should contact the chairman of the Delhaize board if Ahold was open to exploring the possibility of a potential business combination.

On March 19, 2015, Mr. Jan Hommen, the chairman of the Ahold supervisory board, and Mr. Mats Jansson, the chairman of the Delhaize board, met telephonically and preliminarily discussed the process for exploring the possibility of a potential business combination transaction. Messrs. Hommen and Jansson also agreed to schedule a meeting with Messrs. Boer and Muller to continue their discussion.

On April 12, 2015, Messrs. Hommen, Jansson, Boer and Muller met and exchanged their respective views on the current environment and the potential future direction of the food retail industry. During this meeting, Messrs. Hommen, Jansson, Boer and Muller further considered the structure of preliminary discussions between the companies to explore the possibility of a potential business combination transaction, including certain matters relating to the timing and process of such discussions. The parties agreed that negotiations of any such transaction would be feasible if it were structured as a “merger of equals,” which would also have to be reflected in the initial composition and set-up of the combined company’s governing bodies and other management positions. The parties also agreed that matters relating to the governance and management of the combined company would be discussed between Messrs. Hommen and Jansson. The parties did not discuss matters relating to valuation or the pro forma ownership of Ahold and Delhaize shareholders in the combined company. From April 12, 2015 until June 24, 2015, the date the merger was announced, Messrs. Hommen, Jansson, Boer and Muller from time to time consulted with one another, individually or together, regarding the ongoing preliminary discussions and, at a later stage, negotiations between Ahold and Delhaize.

On April 17, 2015, Messrs. Boer, Muller, Pierre Bouchut, the chief financial officer of Delhaize, and Jeff Carr, the chief financial officer of Ahold, met to consider and reflect on certain process matters and a preliminary timetable for the discussions regarding a potential business combination transaction. During this meeting, they also discussed how the discussions around the vision and high level organization of a potential business combination transaction could be structured.

On April 24, 2015, Messrs. Boer and Muller met to reflect on the ongoing process. During this meeting, Messrs. Boer and Muller also considered, among other matters, how certain regulatory aspects of a potential business combination should be investigated, and exchanged their respective views on how the synergies and benefits of a potential business combination could be evaluated.

Also on April 24, 2015, Ahold and Delhaize entered into a confidentiality agreement.

On April 28, 2015, the financial advisors of Ahold and Delhaize met to exchange and discuss their respective preliminary views on the available and appropriate methods of arriving at a valuation of the two companies.

On April 30, 2015, members of Ahold’s and Delhaize’s management met to explore their respective preliminary views on, among other matters, the process and appropriate methods to evaluate the synergies and benefits that could be achieved in a potential business combination, the criteria that could be used to evaluate potential transaction structures and how a potential due diligence investigation could be structured. From April 30, 2015 until June 24, 2015, members of Ahold’s and Delhaize’s management teams held numerous meetings to evaluate the preliminary discussions and, at a later stage, discuss various due diligence and operational matters.

On May 6, 2015, representatives of Ahold and Delhaize met with Ahold’s and Delhaize’s respective legal advisors to reflect on, among other matters, the criteria that could be used in order to evaluate potential transaction structures. As part of these conversations, the parties also reflected on the status of their preliminary discussions, including the process of the analysis regarding the potential synergies and benefits that could be achieved in a potential transaction and how a reciprocal due diligence investigation to be undertaken by the parties could be structured.

On May 9, 2015, certain Belgian media (De Tijd and L’Echo) and, over the following days, several other media outlets reported (which press reports had not been authorized by the parties) that Ahold and Delhaize were engaged in discussions regarding a potential business combination transaction.

On May 12, 2015, Ahold and Delhaize each issued press releases to confirm that they had entered into preliminary discussions to explore the possibility of combining the two companies and that such discussions might or might not result in a future transaction.

On May 14, 2015, Messrs. Hommen and Jansson met to review the status of the preliminary discussions regarding a potential business combination. During this meeting, Messrs. Hommen and Jansson also considered various options with respect to structuring the governance and management of the combined company and shared their respective preliminary views regarding the relative valuation of the two companies. Messrs. Hommen and Jansson then agreed that, going forward, Ahold’s and Delhaize’s financial advisors would participate in the preliminary discussions relating to valuation of the two companies.

On May 17, 2015, the Ahold supervisory board was convened in order to introduce it to the possibility of entering into negotiations with Delhaize regarding a potential business combination. Following review of, among other matters, the process and status of the preliminary discussions between Ahold and Delhaize, including the results of Ahold’s and its advisors’ review of publicly available information regarding Delhaize, the Ahold supervisory board determined that it was in the best interest of Ahold to enter into negotiations with Delhaize regarding a potential cross-border legal merger, in which Delhaize would merge with and into Ahold and in which Ahold would be the surviving legal entity.

On May 21, 2015, members of Ahold’s and Delhaize’s management met again to discuss the strategy, high level organizational structure and operational and social elements of a potential business combination, as well as the process and timetable for the discussions.

On May 28, 2015, Ahold’s legal advisors provided a draft merger agreement to Delhaize’s legal advisors, which draft did not include any key commercial terms. Delhaize has informed Ahold that, on that same day, the Delhaize board met to review, among other matters, the process and status of the preliminary discussions between Ahold and Delhaize, including the results of Delhaize’s and its advisors’ review of publicly available information regarding Ahold. Delhaize has also informed Ahold that, following discussion, the Delhaize board determined that it was in the best interest of Delhaize to enter into negotiations with Ahold regarding a potential cross-border legal merger.

From May 28, 2015 through June 23, 2015, legal counsel to Ahold and Delhaize, with the assistance of Ahold’s and Delhaize’s management teams and financial advisors, engaged in extensive discussions and, at a later stage, negotiations concerning, and exchanged numerous drafts of, the proposed merger agreement and its key terms.

On May 29, 2015, Ahold’s and Delhaize’s financial advisors met to discuss the exchange ratio at which Delhaize ordinary shares would be exchanged for Ahold ordinary shares and the valuation of the two companies in connection with a potential transaction.

On May 30, 2015, Ahold and Delhaize entered into a clean room agreement regulating, among other things, the exchange of competitively sensitive information in connection with a potential transaction. On that same day, representatives of Ahold and Delhaize, with the assistance of their respective advisors, commenced a reciprocal due diligence investigation of the companies’ businesses. This investigation continued until June 23, 2015.

On June 1, 2015, Messrs. Hommen, Jansson, Boer and Muller met to review the status of the discussions between Ahold and Delhaize regarding the proposed merger and, among other matters, discussed the valuation of the two companies and the exchange ratio.

From June 1, 2015 through June 23, 2015, Ahold and Delhaize and their respective financial advisors engaged in numerous discussions and, at a later stage, negotiations regarding the valuation of the two companies and the exchange ratio.

Delhaize has informed Ahold that, at a meeting of the Delhaize board on June 5, 2015, the Delhaize board noted that the valuation of the two companies, the governance structure and senior management, as well as the structure and headquarters of the combined company were still under discussion and that no agreement had been reached by the two companies on a potential transaction. Delhaize has also informed Ahold that the Delhaize board determined that it was in the best interest of Delhaize to continue its negotiations with Ahold regarding a potential transaction.

On June 4, June 5 and June 8, 2015, members of Ahold’s and Delhaize’s respective management teams and their respective legal advisors met to discuss certain legal and other due diligence matters.

On June 8, 2015, Messrs. Jansson, Hommen, Jacques de Vaucleroy, a member of the Delhaize board, Jack Stahl, a member of the Delhaize board, Rob van den Bergh, a member of the Ahold supervisory board, and René Hooft Graafland, a member of the Ahold supervisory board, met to continue to discuss the potential business combination, including matters relating to the valuation of the two companies and the governance structure of the combined company, as well as the next steps of the negotiation process.

On June 9 and June 10, 2015, members of Ahold’s and Delhaize’s respective management teams and their respective advisors met to provide each other an overview of their respective companies’ businesses and to discuss certain business, financial and operational due diligence matters.

On June 13, 2015, the Ahold supervisory board met to discuss and review the status of the discussions between Ahold and Delhaize regarding a potential transaction. The Ahold supervisory board noted that the discussions regarding valuation, the exchange ratio and the resulting pro forma ownership of the combined company had not significantly progressed since commencement of their preliminary discussions because, among other reasons, the respective perspectives of Ahold and Delhaize regarding valuation, the exchange ratio and the resulting pro forma ownership of the combined company reflected different assumptions and methodologies. In addition, the Ahold supervisory board noted that, on April 12, 2015 the parties had discussed that the transaction could only be structured as a “merger of equals,” which would also have to be reflected in the initial composition and set-up of the combined company’s governing bodies and other management positions. The Ahold supervisory board also observed the fact that, initially, the combined company’s supervisory board and management board would be composed of a substantially equal number of individuals originating from Ahold and Delhaize, who would have the right combination of capabilities and experience, but that Ahold and Delhaize continued to have different views regarding certain aspects of the proposed management structure to ensure a successful integration of both companies and to achieve the expected benefits and synergies from the proposed business combination, including with respect to certain officer and other management positions, the scope of responsibilities of such officer and management positions and the reporting system within the proposed management structure. Following discussion, Ahold determined to prepare a comprehensive proposal that laid out Ahold’s perspectives of how a potential transaction could be structured, including with respect to the exchange ratio and the management structure of the combined company. At the Ahold supervisory board’s instruction, later that day Messrs. Hommen and Boer sent a letter to Messrs. Jansson and Muller with Ahold’s proposal regarding the key terms of the proposed transaction, including the exchange ratio and the management structure of the combined company. In their letter, Messrs. Hommen and Boer proposed an exchange ratio of 4.70 Ahold ordinary shares for each Delhaize ordinary share, which implied a value of approximately €85.92 per Delhaize ordinary share based upon the €18.28 closing price per Ahold ordinary share on June 12, 2015. In addition, Ahold proposed to make a special distribution to its shareholders of €1.0 billion and effect a reverse stock split, the result of which would be that, based upon the closing price per Ahold ordinary share on June 12, 2015 and the number of Delhaize and Ahold ordinary shares outstanding around that time, upon completion of the proposed merger Delhaize shareholders would own approximately 38.5% of the combined company.

Delhaize has informed Ahold that, on June 14, 2015, the Delhaize board met to discuss Ahold’s letter of June 13, 2015. Delhaize has also informed Ahold that, at the instruction of the Delhaize board, Mr. Jansson responded to Mr. Hommen that certain key items of Ahold’s June 13 letter, including the proposed valuation and the management structure, were not acceptable to the Delhaize board, and made a counterproposal regarding these items (which was made subject to the parties agreeing to the other matters discussed between them), including an exchange ratio of 4.75 Ahold ordinary shares for each Delhaize ordinary share, which implied a value of approximately €86.83 per Delhaize ordinary share based upon the €18.28 closing price per Ahold ordinary share on June 12, 2015.

From June 16, 2015 through June 20, 2015, representatives of Ahold and Delhaize engaged in negotiations on Ahold’s proposal and Delhaize’s counterproposal in a series of meetings. During these negotiations, Ahold and Delhaize discussed, among other matters, possible exchange ratios that were reflective of the relative value of each company and the resulting pro forma ownership of the combined company by Ahold and Delhaize shareholders. In addition, the parties discussed the proposed management structure of the combined company, including certain officer and other management positions, the scope of responsibilities of such officer and management positions and accompanying reporting structure to ensure a successful integration of both companies and to achieve the expected benefits and synergies from the business combination.

On June 20, 2015, Delhaize sent Ahold a summary of the issues relating to the proposed transaction that remained to be discussed and resolved between the parties, including the exchange ratio and the management structure of the combined company.

On June 21, 2015, Ahold sent Delhaize a revised summary reflecting Ahold’s position on the issues that remained to be discussed and resolved between the parties.

On June 22, 2015, Messrs. Boer, Muller, Jansson and Hommen, as well as Messrs. de Vaucleroy, Stahl, van den Bergh and Hooft Graafland, met to negotiate the remaining open issues relating to the proposed transaction, including the proposed management structure of the combined company. During this meeting, the parties agreed that, subject to the approval by the Ahold boards and the Delhaize board, each Delhaize ordinary share would be converted into 4.75 Ahold ordinary shares in the merger (which exchange ratio implied a value of approximately €88.45 per Delhaize ordinary share based upon the €18.62 closing price per Ahold ordinary share on June 22, 2015) and that, prior to completion of the proposed merger, Ahold would make a special distribution to its shareholders of €1.0 billion and effect a reverse stock split, the result of which would be that, upon completion of the proposed merger, Ahold shareholders and Delhaize shareholders would own approximately 61% and 39%, respectively, of the combined company.

During the day of June 23, 2015, Ahold and Delhaize, with the assistance of their respective legal advisors, met to negotiate the remaining governance questions and resolve the matters outstanding in the merger agreement and the related documents.

Also on June 23, 2015, in response to press reports that Ahold and Delhaize had agreed to a business combination (which press reports had not been authorized by the parties), Ahold issued a press release confirming that the parties were in the final stages of negotiating a business combination transaction, but that they had not reached a definitive agreement regarding such transaction. Delhaize requested Euronext Brussels to suspend the trading of the Delhaize ordinary shares.

In the evening of June 23, 2015, the Ahold management board and the Ahold supervisory board met and, following discussion, each Ahold board approved the terms of, and the transactions contemplated by, the merger agreement (including the exchange ratio of 4.75 Ahold ordinary shares for each Delhaize ordinary share, which exchange ratio implied a value of approximately €90.06 per Delhaize ordinary share based upon the €18.96 closing price per Ahold ordinary share on June 23, 2015) and resolved to unanimously recommend the merger for approval by the shareholders of Ahold. Delhaize has informed Ahold that, the Delhaize board met simultaneously. Delhaize has also informed Ahold that, at the meeting of the Delhaize board, representatives of Delhaize’s financial advisors, Deutsche Bank AG, acting through its London Branch (referred to in this prospectus as Deutsche Bank) and Merrill Lynch International (referred to in this prospectus as BofA Merrill Lynch), reviewed a presentation regarding their financial analyses of the transaction with the Delhaize board. Following the presentation, Deutsche Bank and BofA Merrill Lynch rendered their respective oral opinions to the Delhaize board, subsequently confirmed by delivery of their respective written opinions dated June 24, 2015, to the effect that, as of the date of such opinions, and based upon and subject to the assumptions, limitations, qualifications and conditions described in each opinion, the exchange ratio of 4.75 Ahold ordinary shares for each Delhaize ordinary share to be received in the merger by Delhaize shareholders was fair, from a financial point of view, to Delhaize shareholders and Delhaize ADS holders. (The full text of the written opinions of Deutsche Bank and BofA Merrill Lynch, which set forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with each of the opinions, are attached to this prospectus as Annex B and Annex C, respectively.) Delhaize has informed Ahold that, following deliberations, the Delhaize board approved the terms of, and the transactions contemplated by, the merger agreement and resolved to unanimously recommend the merger for approval by the Delhaize shareholders.

On June 24, 2015, before the opening of trading on Euronext Amsterdam and Euronext Brussels, Ahold and Delhaize entered into the merger agreement on the terms approved by the Ahold boards and Delhaize board and issued a joint press release announcing the merger.

Ahold’s Reasons for the Merger

The Ahold boards carefully evaluated the merger agreement and the transactions contemplated thereby. On June 23, 2015, the Ahold boards each approved the terms of, and the transactions contemplated by, the merger agreement and resolved to unanimously recommend the merger for approval by the shareholders of Ahold.

In the course of reaching their respective decisions on June 23, 2015, the Ahold boards consulted with Ahold’s senior management and its financial and legal advisors and considered a variety of substantive factors, both positive and negative, and the potential benefits and detriments of the merger to Ahold and Ahold’s stakeholders. The Ahold boards believed that, taken as a whole, the following factors supported their respective decisions to approve the merger agreement:

•	Expected Benefits of the Merger. The expectation that the business combination will provide a number of strategic opportunities, including the following:

•	strong, trusted local brands in complementary regions that will enable the combined company to better compete in its key regions and strengthen its overall market position;

•	the combined company’s enhanced scale across its key regions, which will allow for more investment in innovation and help meet evolving customer needs;

•	the combined company’s ability to offer an expanded range of high-quality goods and services at competitive prices to better meet customers’ changing needs, including by providing a broader selection of own-brand products and by having a wider range of store formats and online offerings;

•	the combined company’s expected strong cash flows, which will provide the combined company with an enhanced capability to invest in future growth and deliver attractive returns to its shareholders;

•	the combined company’s ability to create stronger workplaces and better opportunities for associates, as well as its capacity to invest more in its communities; and

•	the combined company’s ability to capitalize on similar values and the heritage of family entrepreneurship, as well as complementary cultures, neighboring geographies and the impact of combining successful sustainability programs;

•	Accretion and Synergies. The expectation that, based on the Ahold boards’ discussions with Ahold’s advisors and Delhaize, the merger will be accretive to earnings in the first full year following completion of the merger, with anticipated annual run-rate synergies of €500 million to be fully realized in the third year following completion of the merger, with €350 million in one-time costs required to achieve such synergies;

•	Ahold’s and Delhaize’s Respective Businesses. Historical information concerning, and the due diligence conducted by Ahold’s management and financial, legal and accounting advisors regarding, Ahold’s and Delhaize’s respective businesses, financial condition, results of operations, earnings, managements and prospects on a stand-alone basis and forecasted combined basis, as well as the current and prospective business environment in which Ahold and Delhaize operate, including international, national and local economic conditions, the competitive and regulatory environment, and the likely effect of these factors on Ahold, Delhaize and the combined company;

•	Exchange Ratio. The fact that the exchange ratio of 4.75 Ahold ordinary shares for each Delhaize ordinary share (which exchange ratio implied a value of approximately €90.06 per Delhaize ordinary share based upon the €18.96 closing price per Ahold ordinary share on June 23, 2015) is fixed, consistent with the principles underlying the “merger of equals”-structure of the business combination;

•	Pro Forma Ownership of the Combined Company. The fact that, based on the Ahold ordinary shares and Delhaize ordinary shares outstanding on June 24, 2015 and after giving effect to the Ahold capital return and reverse stock split described under “The Merger Agreement—Ahold Capital Return” beginning on page 103 of this prospectus, Ahold shareholders would own approximately 61% of the combined company’s outstanding ordinary shares upon completion of the merger, and would continue to participate in potential further appreciation of the combined company after the merger;

•	Governance Structure of the Combined Company. The combined company’s proposed governance and management structure contemplated by the merger agreement, which is expected to enable continuity of management and an effective and timely integration of the two companies’ operations and reflects the fact that the transaction was structured as a “merger of equals” rather than an acquisition of Delhaize by Ahold or vice versa:

•	the combined company will be governed by a two-tier board comprising a supervisory board and a management board, with the day-to-day management being delegated to an executive committee;

•	the supervisory board will consist of fourteen members, with seven members being designated by each of Ahold and Delhaize;

•	the chairman of the Delhaize board and the chairman of Ahold’s supervisory board will become the chairman and the vice chairman, respectively, of the combined company’s supervisory board and will together form the presidium of the supervisory board;

•	the chief executive officer of Ahold will become the combined company’s chief executive officer and that the chief executive officer of Delhaize will become the combined company’s deputy chief executive officer and chief integration officer;

•	the chief financial officer of Ahold and the chief financial officer of Delhaize will become the combined company’s chief financial officer and chief operating officer for Europe, respectively; and

•	the combined company’s management board will consist of the chief executive officer, the deputy chief executive officer, the chief financial officer and the chief operating officers for the U.S. and Europe;

•	Terms of the Merger Agreement. The terms of the merger agreement, including the conditions to the completion of the merger; the circumstances under which the merger agreement could be terminated; the impact of such a termination; the potential payment by Delhaize of a termination fee of €150 million under certain circumstances; and the potential reimbursement by Delhaize of up to €30 million of the reasonable and documented out-of-pocket fees and expenses incurred by Ahold in connection with the preparation, negotiation, execution and performance of the merger agreement under certain circumstances;

•	Shareholder Approval. Ahold’s shareholders will have the opportunity to vote on the proposed merger, and that approval of the proposed merger by Ahold’s shareholders is a condition to Ahold’s obligation to complete the merger; and

•	Likelihood of Completion. The likelihood that the merger would be completed, in light of, among other things, the conditions to the merger, the efforts required to obtain regulatory approvals, and the provisions of the merger agreement in the event of various breaches by Delhaize.

The Ahold boards also considered certain potentially negative factors in its deliberations, including the following:

•	Possible Failure to Achieve Benefits of the Merger. The risk that the anticipated strategic and other benefits to the combined company following completion of the merger, including the estimated synergies described above, will not be realized or will take longer to realize than expected;

•	Possible Challenges Relating to Business Integration. The potential challenges and difficulties relating to integrating the operations of Ahold and Delhaize, including the cost to achieve the estimated synergies;

•	Fixed Exchange Ratio. The potential that the fixed exchange ratio could result in Ahold delivering greater value to Delhaize shareholders than had been anticipated should the value of the Ahold ordinary shares increase from the date of execution of the merger agreement;

•	Regulatory Risk. The risk that regulatory, governmental and competition authorities might seek to impose conditions on or otherwise prevent or delay the merger, or impose restrictions or requirements on the operation of the business of the combined company after completion of the merger;

•	Risk of Non-Completion. The possibility that the merger might not be completed, including as a result of the failure of the shareholders of Ahold to approve the proposed merger or the failure of the Delhaize shareholders to approve the proposed merger;

•	Possible Disruption of Ahold’s Business. The possible disruption to Ahold’s business that may result from the merger, the resulting distraction of the attention of Ahold’s management and potential attrition of Ahold employees;

•	Costs and Expenses Associated with the Merger. The costs and expenses that Ahold has incurred and will incur in connection with the proposed merger, regardless of whether the merger is completed;

•	Restrictions on Operation of Ahold’s Business. The restrictions on the conduct of Ahold’s business prior to completion of the merger, which restrictions require Ahold to conduct its business in the ordinary course and consistent with past practice in all material respects and subject to specific limitations, which may delay or prevent Ahold from undertaking certain business opportunities that may arise pending completion of the merger; and

•	Other Risks. The risks described under “Risk Factors” beginning on page 34 of this prospectus.

The foregoing discussion of the information and factors considered by the Ahold boards is not exhaustive, but the Ahold boards believe it includes the material factors considered by the Ahold boards. In view of the wide variety of factors considered in connection with their evaluation of the merger and the complexity of these matters, the Ahold boards did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative or specific weight or values to any of these factors. Rather, the Ahold boards viewed their position and recommendation as being based on an overall analysis and on the totality of the information presented to and factors considered by them. In addition, in considering the factors described above, individual directors may have given different weights to different factors.

This explanation of the Ahold boards’ reasons for the merger and other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors described under “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 60 of this prospectus.

Delhaize’s Reasons for the Merger

The information included under this section entitled “Delhaize’s Reasons for the Merger” has been provided to Ahold by Delhaize.

The Delhaize board carefully evaluated the merger agreement and the transactions contemplated thereby. On June 23, 2015, the Delhaize board approved the terms of, and the transactions contemplated by, the merger agreement and resolved to unanimously recommend the merger for approval by the Delhaize shareholders.

In the course of reaching its decision on June 23, 2015, the Delhaize board consulted with Delhaize’s senior management and its financial and legal advisors and considered a variety of substantive factors, both positive and negative, and the potential benefits and detriments of the merger to Delhaize and Delhaize’s stakeholders. The Delhaize board believed that, taken as a whole, the following factors supported its decision to approve the merger agreement:

•	Expected Benefits of the Merger. The expectation that the business combination will provide a number of strategic opportunities, including the following:

•	strong, trusted local brands in complementary regions that will enable the combined company to better compete in its key regions and strengthen its overall market position;

•	the combined company’s enhanced scale across its key regions, which will allow for more investment in innovation and help meet evolving customer needs;

•	the combined company’s ability to offer an expanded range of high-quality goods and services at competitive prices to better meet customers’ changing needs, including by providing a broader selection of own-brand products and by having a wider range of store formats and online offerings;

•	the combined company’s expected strong cash flows, which will provide the combined company with an enhanced capability to invest in future growth and deliver attractive returns to its shareholders;

•	the combined company’s ability to create stronger workplaces and better opportunities for associates, as well as its capacity to invest more in its communities;

•	the combined company’s ability to capitalize on similar values and the heritage of family entrepreneurship, as well as complementary cultures, neighboring geographies and the impact of combining successful sustainability programs; and

•	significant top line e-commerce opportunities which will enable the combined company to strengthen leading e-commerce positions in the U.S. and Europe.

•	Accretion and Synergies. The expectation that the merger will likely be accretive on an earnings per share basis for former Delhaize shareholders (in respect of the 4.75 Ahold ordinary shares to be received for each Delhaize ordinary share) for calendar years 2016 to 2018 as compared with ownership of Delhaize ordinary shares on a stand-alone basis, assuming a December 31, 2015 closing date and taking into account anticipated annual run-rate synergies of €500 million to be fully realized in the third year following completion of the merger and the €1.0 billion Ahold capital return and reverse stock split and before taking into account implementation costs related to the synergies, and the belief that the business combination delivers better value creation over time for Delhaize shareholders than a stand-alone strategy for Delhaize;

•	Ahold’s and Delhaize’s Respective Businesses. Historical information concerning, and the due diligence conducted by Delhaize’s management with the assistance of Delhaize’s advisors regarding, Ahold’s and Delhaize’s respective businesses, financial condition, results of operations, earnings, properties, assets, managements and prospects on a stand-alone basis and forecasted combined basis, as well as the current and prospective business environment in which Ahold and Delhaize operate, including international, national and local economic conditions, the competitive and regulatory environment, and the likely effect of these factors on Ahold, Delhaize and the combined company;

•	Exchange Ratio. The fact that the exchange ratio of 4.75 Ahold ordinary shares for each Delhaize ordinary share (which exchange ratio implied a value of approximately €90.06 per Delhaize ordinary share based upon the €18.96 closing price per Ahold ordinary share on June 23, 2015) is fixed, consistent with the principles underlying the “merger of equals” structure of the business combination;

•	Pro Forma Ownership of the Combined Company. The fact that, based on the Ahold ordinary shares and Delhaize ordinary shares outstanding on June 24, 2015 and after giving effect to the Ahold capital return and reverse stock split described under “The Merger Agreement—Ahold Capital Return” beginning on page 103 of this prospectus, Delhaize shareholders would own approximately 39% of the combined company’s outstanding ordinary shares upon completion of the merger, and would continue to participate in potential further appreciation of the combined company after the merger;

•	Opinions of Delhaize’s Financial Advisors. The financial presentation of Deutsche Bank and BofA Merrill Lynch, and their respective oral opinions rendered to the Delhaize board at its June 23, 2015 meeting, which were subsequently confirmed by delivery of their respective written opinions dated June 24, 2015, to the effect that, as of the date of such opinions, and based upon and subject to the assumptions, limitations, qualifications and conditions described in their respective opinions, the exchange ratio of 4.75 Ahold ordinary shares for each Delhaize ordinary share to be received in the merger by Delhaize shareholders was fair, from a financial point of view, to Delhaize shareholders and Delhaize ADS holders, as more fully described in the section entitled “The Merger—Opinions of Delhaize’s Financial Advisors” beginning on page 79 of this prospectus;

•	Governance Structure of the Combined Company. The combined company’s proposed governance and management structure contemplated by the merger agreement, which is expected to enable continuity of management and an effective and timely integration of the two companies’ operations and reflects the fact that the transaction was structured as a “merger of equals” rather than an acquisition of Delhaize by Ahold or vice versa:

•	the combined company will be governed by a two-tier board comprising a supervisory board and a management board, with the day-to-day management being delegated to an executive committee;

•	the supervisory board will consist of fourteen members, with seven members being designated by each of Ahold and Delhaize;

•	the chairman of the Delhaize board and the chairman of Ahold’s supervisory board will become the chairman and the vice chairman, respectively, of the combined company’s supervisory board and will together form the presidium of the supervisory board;

•	the chief executive officer of Ahold will become the combined company’s chief executive officer and that the chief executive officer of Delhaize will become the combined company’s deputy chief executive officer and chief integration officer;

•	the chief financial officer of Ahold and the chief financial officer of Delhaize will become the combined company’s chief financial officer and chief operating officer for Europe, respectively;

•	the combined company’s management board will consist of the chief executive officer, the deputy chief executive officer, the chief financial officer and the chief operating officers for the U.S. and Europe; and

•	the fact that the combined company’s management board will initially be composed of an equal number of former Ahold and Delhaize officers;

•	Terms of the Merger Agreement. The terms of the merger agreement, including the conditions to the completion of the merger (one of which requires that Ahold and Delhaize obtain a ruling from the Belgian tax authorities confirming that the merger will benefit from tax neutrality through application of applicable Belgian laws); the circumstances under which the merger agreement could be terminated; the impact of such a termination; the potential payment by Ahold of a termination fee of €150 million under certain circumstances; and the potential reimbursement by Ahold of up to €30 million of the reasonable and documented out-of-pocket fees and expenses incurred by Delhaize in connection with the preparation, negotiation, execution and performance of the merger agreement under certain circumstances;

•	Shareholder Approval. Delhaize shareholders will have the opportunity to vote on the proposed merger, and that approval of the proposed merger by Delhaize shareholders is a condition to Delhaize’s obligation to complete the merger; and

•	Likelihood of Completion. The likelihood that the merger would be completed, in light of, among other things, the conditions to the merger, the efforts required to obtain regulatory approvals, and the provisions of the merger agreement in the event of various breaches by Ahold.

The Delhaize board also considered certain potentially negative factors in its deliberations, including the following:

•	Possible Failure to Achieve Benefits of the Merger. The risk that the anticipated strategic and other benefits to the combined company following completion of the merger, including the estimated synergies described above, will not be realized or will take longer to realize than expected;

•	Possible Challenges Relating to Business Integration. The potential challenges and difficulties relating to integrating the operations of Ahold and Delhaize, including the cost to achieve the estimated synergies;

•	Fixed Exchange Ratio. The potential that the fixed exchange ratio could result in Delhaize shareholders receiving lesser value from Ahold than had been anticipated should the value of the Ahold ordinary shares decrease from the date of execution of the merger agreement;

•	Regulatory Risk. The risk that regulatory, governmental and competition authorities might seek to impose conditions on or otherwise prevent or delay the merger, or impose restrictions or requirements on the operation of the business of the combined company after completion of the merger;

•	Risk of Non-Completion. The possibility that the merger might not be completed, including as a result of the failure of the Delhaize shareholders to approve the proposed merger or the failure of the shareholders of Ahold to approve the proposed merger;

•	Possible Disruption of Delhaize’s Business. The possible disruption to Delhaize’s business that may result from the merger, the resulting distraction of the attention of Delhaize’s management and potential attrition of Delhaize employees;

•	Costs and Expenses Associated with the Merger. The costs and expenses that Delhaize has incurred and will incur in connection with the proposed merger, regardless of whether the merger is completed;

•	Restrictions on Operation of Delhaize’s Business. The restrictions on the conduct of Delhaize’s business prior to completion of the merger, which restrictions require Delhaize to conduct its business in the ordinary course and consistent with past practice in all material respects and subject to specific limitations, which may delay or prevent Delhaize from undertaking certain business opportunities that may arise pending completion of the merger;

•	Reduced Ownership. The fact that Delhaize shareholders will own approximately 39% of the combined company’s outstanding ordinary shares and, as such, will have less influence over the combined company than current Delhaize shareholders have over Delhaize; and

•	Other Risks. The risks described under “Risk Factors” beginning on page 34 of this prospectus.

The foregoing discussion of the information and factors considered by the Delhaize board is not exhaustive, but the Delhaize board believes it includes the material factors considered by the Delhaize board. In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the Delhaize board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative or specific weight or values to any of these factors. Rather, the Delhaize board viewed its position and recommendation as being based on an overall analysis and on the totality of the information presented to and factors considered by it.

This explanation of the Delhaize board’s reasons for the merger and other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors described under “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 60 of this prospectus.

Certain Financial Projections Utilized by the Delhaize Board and Delhaize’s Financial Advisors

Neither Ahold nor Delhaize publicly discloses long-term projections as to future revenues, earnings or other results due to, among other reasons, the uncertainty and subjectivity of the underlying assumptions and estimates. Ahold is including the limited unaudited financial projections set forth below in this prospectus solely because Delhaize has informed Ahold that these projections were among the financial information made available to the Delhaize board of directors in connection with its evaluation of the merger and to Deutsche Bank and BofA Merrill Lynch in connection with their respective fairness opinions. The unaudited financial projections relating to Delhaize set forth below were prepared by Delhaize and were based on estimates and assumptions by Delhaize at the time of their preparation and speak only as of such time. The unaudited financial projections relating to Ahold set forth below were compiled by Delhaize based on an average of research analyst forecasts for 2015 through 2017 issued between May 27, 2015 and June 22, 2015 and other publicly available information relating to Ahold, and were extrapolated to 2018 by Delhaize based on estimates and assumptions at the time of their extrapolation and speak only as of such time. Except to the extent required by applicable law, neither Ahold nor Delhaize has any obligation to update the unaudited financial projections included in this prospectus in order to reflect circumstances existing after the date when such unaudited financial projections were made or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying such unaudited financial projections are no longer appropriate, and neither Ahold nor Delhaize has done so or intends to do so.

The inclusion of these unaudited financial projections should not be regarded as an indication that any of Ahold, Delhaize, Deutsche Bank, BofA Merrill Lynch or any other recipient of this information considered, or now considers, them to be necessarily predictive of actual future results. There can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than estimated. Since the unaudited financial projections cover multiple years, such information by its nature becomes less predictive with each successive year.

The unaudited financial projections relating to Ahold set forth below were solely used for purposes of assessing and negotiating the exchange ratio and relative valuations of Delhaize and Ahold. The unaudited financial projections were not prepared or compiled and extrapolated, as applicable, with a view toward public disclosure, nor were they prepared or compiled and extrapolated, as applicable, with a view toward compliance with IFRS, U.S. GAAP, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. In addition, neither Ahold’s nor Delhaize’s independent registered public accounting firm has compiled, examined, or performed any procedures with respect to the unaudited financial projections, nor has it expressed any opinion or any other form of assurance on the unaudited financial projections or the achievability of the results reflected in the unaudited financial projections, and neither Ahold’s nor Delhaize’s independent registered public accounting firm assumes any responsibility for the unaudited financial projections. Each of the report of the independent registered public accounting firm of Ahold included in this prospectus and the report of the independent registered public accounting firm of Delhaize included in Delhaize’s Annual Report on Form 20-F filed with the SEC on April 29, 2015, which is incorporated by reference into this prospectus, relates to the historical financial information of Ahold and Delhaize, respectively. None of these reports extends to the unaudited financial projections, and these reports should not be read to do so. Furthermore, the unaudited financial projections do not take into account any circumstances or events occurring after the date on which they were prepared or compiled and extrapolated, as applicable. The unaudited financial projections do not give effect to the merger. Certain of the financial projections set forth below, including those for EBITDA, Underlying EBITDA, EBIT, Underlying EBIT, Net income, Underlying net income, Capex and Unlevered FCF, may be considered non-GAAP financial measures. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by Delhaize may not be comparable to similarly titled amounts used by other companies.

No assurances can be given that the estimates and assumptions made in preparing or extrapolating, as applicable, the unaudited financial projections will accurately reflect future conditions. The estimates and assumptions underlying the preparation or extrapolation, as applicable, of the unaudited financial projections involve judgments with respect to, among other things, future economic, competitive, regulatory and financial market conditions and future business decisions which may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among others, risks and uncertainties described in the section entitled “Risk Factors” beginning on page 34 of this prospectus and in the section entitled “General Information—Cautionary Statement Regarding Forward-Looking Statements” beginning on page 60 of this prospectus, all of which are difficult to predict and many of which are beyond Delhaize’s control. There can be no assurance that the underlying assumptions will prove to be accurate or that the projected results will be realized, and actual results likely will differ, and may differ materially, from those reflected in the unaudited financial projections, whether or not the merger is completed.

For the reasons described above, readers of this prospectus are cautioned not to place undue reliance on the unaudited financial projections set forth below. No representation is made by Ahold or Delhaize or any other person to any Delhaize shareholder, Delhaize ADS holder or any other person regarding the unaudited financial projections. The inclusion of unaudited financial projections in this prospectus should not be regarded as an indication that such unaudited financial projections will be an accurate prediction of future events, and such information should not be relied on as such.

Financial Projections Relating to Delhaize

With respect to the unaudited financial projections relating to Delhaize set forth below, Delhaize has informed Ahold as follows: Delhaize’s management prepared certain internal analyses, financial forecasts and other information relating to Delhaize for the calendar years 2015 through 2018. The unaudited financial projections for 2015 to 2017 were reasonably prepared in December 2014 on bases reflecting the best available estimates and judgments of the management of Delhaize at that time as to the future financial performance of Delhaize, and were presented to and approved by the Delhaize board on January 22 and 23, 2015 as part of Delhaize’s regular annual budget and forecasting process. These unaudited financial projections were further updated to primarily reflect the latest trading performance and outlook of Delhaize and fluctuations in exchange rates and were extrapolated by Delhaize to 2018 (referred to in this prospectus as the Delhaize forecasts). At the respective times the Delhaize forecasts were prepared, Delhaize’s management believed such estimates and judgments were reasonable. In preparing the Delhaize forecasts, Delhaize made assumptions and estimates as to future events and developments, including, among other things, pricing and volume of products sold, production costs, interest rates, corporate financing activities, including amount and timing of the issuance of debt, the timing and amount of Delhaize ordinary share issuances, the effective tax rate and the amount of general and administrative costs. Moreover, the Delhaize forecasts were based on estimates and judgments made by management at the respective times of their preparation and speak only as of such times, as applicable. The Delhaize board approved the Delhaize forecasts for purposes of the deliberations of the Delhaize board and for use by Deutsche Bank and BofA Merrill Lynch in connection with their respective fairness opinions.

The following table summarizes the selected unaudited financial projections for Delhaize, including Revenues, Underlying EBITDA, Underlying EBIT, Underlying net income, capital expenditures (referred to in this prospectus as Capex), Unlevered free cash flow (referred to in this prospectus as Unlevered FCF), and related compound annual growth rates (referred to in this prospectus as CAGRs), for Delhaize’s entire business.

	Selected Unaudited Financial Projections for Delhaize
	2015E	2016E	2017E	2018E	15E - 18E CAGR
	€ million(1)
Revenues	24,598	25,866	27,048	28,130	4.6%
% growth	15.2%	5.2%	4.6%	4.0%
Underlying EBITDA(2)	1,512	1,657	1,735	1,804	6.1%
% margin(3)	6.1%	6.4%	6.4%	6.4%
Underlying EBIT(4)	838	959	1,024	1,065	8.3%
% margin(3)	3.4%	3.7%	3.8%	3.8%
Underlying net income(5)	485	587	634	682	12.1%
Capex	(858)	(990)	(893)	(929)
% of Revenues	3.5%	3.8%	3.3%	3.3%
Unlevered FCF(6)	496	395	589	628

(1)	Euro amounts have been calculated using the exchange rate of €1.00 = U.S. dollar 1.10.
(2)	Underlying EBITDA represents underlying operating profit adjusted to add depreciation and amortization less any depreciation or amortization that has been excluded from underlying operating profit. Underlying operating profit represents operating profit excluding fixed assets impairment charges, reorganization charges, store closing expenses, gains/losses on disposal of fixed assets and businesses and other items that Delhaize management considers as not being representative of Delhaize’s operating performance of the period.
(3)	% margin represents Underlying EBITDA or Underlying EBIT, as applicable, as a percentage of Revenues.
(4)	Underlying EBIT represents underlying operating profit.
(5)	Underlying net income represents net profit from continuing operations minus non-controlling interests (from continuing operations) and excluding (i) the elements excluded from operating profit to determine underlying operating profit, (ii) material non-recurring finance costs (e.g. debt refinancing costs) and income tax expense (e.g. tax settlements), and (iii) the potential tax effect of all these items on income tax and non-controlling interests.
(6)	Unlevered FCF is calculated as Underlying EBIT plus depreciation and amortization and changes in net working capital less tax, other activities (net) and Capex.

Financial Projections Relating to Ahold

Delhaize has informed Ahold that the unaudited financial projections for Ahold for the calendar years 2015 through 2018 set forth below (referred to in this prospectus as the financial projections regarding Ahold) were compiled by Delhaize based on an average of research analyst forecasts for 2015 through 2017 issued between May 27, 2015 and June 22, 2015 and other publicly available information relating to Ahold, and were extrapolated by Delhaize for 2018. None of Delhaize, Deutsche Bank or BofA Merrill Lynch was provided with, or had access to, financial forecasts relating to Ahold prepared by the management of Ahold. Ahold confirmed to Delhaize that research analyst forecasts were a reasonable basis upon which to compile and extrapolate the financial projections regarding Ahold. Delhaize has informed Ahold that, as a result, Delhaize’s management believed that at the time the financial projections regarding Ahold were compiled and extrapolated by Delhaize the Ahold research analyst forecasts were a reasonable basis upon which to evaluate the future financial performance of Ahold. Delhaize has also informed Ahold that the Delhaize board approved the financial projections regarding Ahold for purposes of the deliberations of the Delhaize board and for use by Deutsche Bank and BofA Merrill Lynch in connection with their respective fairness opinions.

The following table summarizes the selected unaudited financial projections for Ahold that Delhaize has informed Ahold were utilized by Delhaize, Deutsche Bank or BofA Merrill Lynch, as applicable, including Revenues, EBITDA, EBIT, Net income, Capex, Unlevered FCF, and related CAGRs, for Ahold’s entire business.

	Selected Unaudited Financial Projections for Ahold(1)
	2015E	2016E	2017E	2018E	15E - 18E CAGR
	€ million
Revenues	37,488	38,437	39,526	40,514	2.6%
% growth	14.4%	2.5%	2.8%	2.5%
EBITDA	2,345	2,427	2,492	2,554	2.9%
% margin(2)	6.3%	6.3%	6.3%	6.3%
EBIT	1,367	1,425	1,454	1,490	2.9%
% margin(2)	3.6%	3.7%	3.7%	3.7%
Net income	869	933	964	1,023	5.6%
Capex	(886)	(983)	(1,025)	(1,051)
% of Revenues	2.4%	2.6%	2.6%	2.6%
Unlevered FCF(3)	1,206	1,135	1,139	1,163

(1)	Compiled by Delhaize based on an average of research analyst forecasts for 2015 through 2017 issued between May 27, 2015 and June 22, 2015 and other publicly available information relating to Ahold and extrapolated to 2018 by Delhaize.
(2)	% margin represents EBITDA or EBIT, as applicable, as a percentage of Revenues.
(3)	Unlevered FCF is calculated as EBIT plus depreciation and amortization and changes in net working capital less tax and Capex.

Opinions of Delhaize’s Financial Advisors

Deutsche Bank

Delhaize has informed Ahold that, at the June 23, 2015 meeting of the Delhaize board, Deutsche Bank rendered its oral opinion to the Delhaize board, subsequently confirmed by delivery of a written opinion dated June 24, 2015, to the effect that, as of the date of such opinion, and based upon and subject to the assumptions, limitations, qualifications and conditions described in Deutsche Bank’s opinion, the exchange ratio of 4.75 Ahold ordinary shares for each Delhaize ordinary share to be received in the merger by Delhaize shareholders was fair, from a financial point of view, to Delhaize shareholders and Delhaize ADS holders.

The full text of Deutsche Bank’s written opinion, dated June 24, 2015, which sets forth the assumptions made, procedures followed, matters considered and limitations, qualifications and conditions on the review undertaken by Deutsche Bank in connection with the opinion, is included in this document as Annex B and is incorporated by reference into this prospectus. The summary of Deutsche Bank’s opinion set forth in this document is qualified in its entirety by reference to the full text of the opinion. Deutsche Bank’s opinion was approved and authorized for issuance by a fairness opinion review committee of Deutsche Bank Securities Inc., a subsidiary of Deutsche Bank, and was addressed to, and was for the use and benefit of, the Delhaize board in connection with and for the purpose of its evaluation of the merger. Deutsche Bank’s opinion was limited to the fairness of the exchange ratio of 4.75 Ahold ordinary shares for each Delhaize ordinary share, from a financial point of view, to Delhaize shareholders and Delhaize ADS holders as of the date of the opinion. Deutsche Bank’s opinion did not address any other terms of the merger or the merger agreement or any other agreement entered into or to be entered into in connection with the merger. Delhaize did not ask Deutsche Bank to address, and Deutsche Bank’s opinion did not address, the fairness of the merger or any consideration received in connection therewith, to the holders of any other class of securities, creditors or other constituencies of Delhaize, nor did it address the fairness of the contemplated benefits of the merger. Delhaize did not ask Deutsche Bank to, and Deutsche Bank did not, solicit third party indications of interests in the possible acquisition of all or part of Delhaize, and Deutsche Bank was not requested to consider, and Deutsche Bank’s opinion did not address, the relative merits of the merger as compared to any alternative transactions or business strategies. Nor did Deutsche Bank express any opinion, and Deutsche Bank’s opinion does not constitute a recommendation, as to how any Delhaize shareholder or Delhaize ADS holder should vote with respect to the merger or any other matter. In addition, Deutsche Bank did not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of the officers, directors, or employees of any parties to the merger, or any class of such persons, in connection with the merger, whether relative to the exchange ratio or otherwise. Deutsche Bank’s opinion does not in any manner address what the value of the Ahold ordinary shares or Ahold ADSs will be when issued pursuant to the merger or the prices at which the Delhaize ordinary shares, the Delhaize ADSs, the Ahold ordinary shares, the Ahold ADSs or any other securities will trade following the announcement or consummation of the merger.

In connection with Deutsche Bank’s role as financial advisor to Delhaize, and in arriving at its opinion, Deutsche Bank reviewed certain publicly available financial and other information concerning Delhaize and Ahold, certain internal analyses, financial forecasts and other information relating to Delhaize prepared by management of Delhaize and approved for Deutsche Bank’s use by Delhaize (referred to in this section of this prospectus as the Delhaize forecasts), certain publicly available financial forecasts and other information relating to Ahold as extrapolated by Delhaize and approved for Deutsche Bank’s use by Delhaize (referred to in this section of this prospectus as the financial projections regarding Ahold), and analyses and forecasts of the amount and timing of certain cost savings projected by the managements of Delhaize and Ahold to be achieved as a result of the merger approved for Deutsche Bank’s use by Delhaize (collectively referred to in this section of this prospectus as the synergies). Deutsche Bank also held discussions with certain senior officers and other representatives and advisors of Delhaize regarding the businesses and prospects of Delhaize, Ahold and the combined company. In addition, Deutsche Bank:

•	reviewed the reported prices and trading activity for the Delhaize ordinary shares and the Ahold ordinary shares;

•	compared certain financial and stock market information for Delhaize and Ahold with, to the extent publicly available, similar information for certain other companies Deutsche Bank considered relevant whose securities are publicly traded;

•	reviewed the merger agreement; and

•	performed such other studies and analyses and considered such other factors as Deutsche Bank deemed appropriate.

Deutsche Bank did not assume responsibility for independent verification of, and did not independently verify, any information, whether publicly available or furnished to it, concerning Delhaize, Ahold or the combined company, including, without limitation, any financial information considered in connection with the rendering of its opinion. Accordingly, for the purposes of its opinion, Deutsche Bank, with the knowledge and permission of the Delhaize board, assumed and relied upon the accuracy and completeness of all such information. At the direction of Delhaize, in performing its analysis, Deutsche Bank had limited access to the management of Ahold to discuss Ahold’s business. Accordingly, in arriving at its opinion, Deutsche Bank relied upon the accuracy and completeness of the financial and other information regarding Ahold provided to or discussed with Deutsche Bank by Delhaize. Deutsche Bank relied upon the assurances of management of Delhaize that they were not aware of any facts or circumstances that would make any such information (including any representations and warranties contained in the merger agreement) inaccurate or misleading in any material respect. Deutsche Bank did not conduct a physical inspection of any of the properties or assets, and did not prepare or rely upon any independent evaluation or appraisal of any of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets or liabilities) of Delhaize, Ahold or any of their respective subsidiaries, nor did Deutsche Bank evaluate the solvency or fair value of Delhaize, Ahold or any of their respective subsidiaries (or the impact of the merger thereon) under any law relating to bankruptcy, insolvency or similar matters. With respect to the Delhaize forecasts made available to Deutsche Bank and used in its analyses, Deutsche Bank assumed, with the knowledge and permission of the Delhaize board, that such forecasts had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Delhaize. As the Delhaize board was aware, Deutsche Bank was not been provided with, and did not have access to, financial forecasts relating to Ahold prepared by the management of Ahold. With respect to the financial projections regarding Ahold, Deutsche Bank had been advised by Delhaize and assumed, at the direction of Delhaize, that, based upon management of Delhaize’s review and assessment of the future financial results reflected in the financial projections regarding Ahold, the financial projections regarding Ahold were a reasonable basis upon which to evaluate the future financial performance of Ahold. With respect to the synergies, Deutsche Bank assumed with the knowledge and permission of the Delhaize board that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Delhaize. Deutsche Bank relied, at the direction of Delhaize, on the assessments of the management of Delhaize as to the likelihood of achieving the synergies and assumed, at the direction of Delhaize, that the synergies would be realized in the amounts and at the times projected. In rendering its opinion, Deutsche Bank expressed no view as to the reasonableness of such forecasts and projections, including the synergies, or the assumptions on which they were based. Deutsche Bank also assumed that the merger would have the tax effects contemplated by the merger agreement. Deutsche Bank’s opinion was necessarily based upon economic, market and other conditions as in effect on, and the information made available to it as of, the date of the opinion. Deutsche Bank expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion of which it becomes aware after the date of its opinion.

For purposes of rendering its opinion, Deutsche Bank assumed with the knowledge and permission of the Delhaize board that, in all respects material to its analysis, the merger and the Ahold capital return and the reverse stock split will be consummated in accordance with the terms of the merger agreement, without any waiver, modification or amendment of any term, condition or agreement that would be material to its analysis. Deutsche Bank also assumed with the knowledge and permission of the Delhaize board that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the merger would be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, no restrictions, terms or conditions would be imposed that would be material to Deutsche Bank’s analysis. Deutsche Bank is not a legal, regulatory, tax or accounting expert and relied on the assessments made by Delhaize and its other advisors with respect to such issues. In addition, Deutsche Bank assumed with the knowledge and permission of the Delhaize board, that the holders of the Ahold cumulative preferred financing shares will not elect to convert such shares into Ahold ordinary shares in whole or in part prior to the closing of the merger. Deutsche Bank further assumed, with the knowledge and permission of the Delhaize board, that the value of a Delhaize ADS was one-fourth of the value of a Delhaize ordinary share and that the value of an Ahold ADS was equivalent to the value of an Ahold ordinary share and did not take into account any impact on the value of a Delhaize ADS or Ahold ADS relating to the fact that such securities are traded on different markets, and in different currencies, than the respective underlying ordinary shares.

Deutsche Bank’s opinion was not based on a valuation as such valuations are prepared or reviewed by auditors with regard to Belgian corporate law requirements under Articles 695 and 772/9 of the Belgian Companies Code, and Deutsche Bank did not prepare a valuation on the basis of the rules of December 13, 2013 regarding the control of mergers and demergers in Belgium published by the Belgian Institute of Auditors.

Delhaize has informed Ahold that Delhaize selected Deutsche Bank as its financial advisor in connection with the merger based on Deutsche Bank’s qualifications, expertise, reputation and experience in mergers and acquisitions. Pursuant to an engagement letter between Delhaize and Deutsche Bank, dated March 31, 2015, as amended, Delhaize agreed to pay Deutsche Bank a fee of €3,750,000 upon execution of the merger agreement and a fee of €11,250,000 upon consummation of the merger. In addition, Delhaize may pay Deutsche Bank an additional amount of up to €5,000,000 upon consummation of the merger, as determined in the sole discretion of the chief executive officer, chief financial officer and senior vice president of strategy and M&A of Delhaize, based on their good faith evaluation of the services provided by Deutsche Bank pursuant to the engagement letter. Delhaize has also agreed to reimburse Deutsche Bank for all reasonable fees, expenses and disbursements of Deutsche Bank’s outside counsel and all of Deutsche Bank’s reasonable travel and other out-of-pocket expenses incurred in connection with the merger or otherwise arising out of the retention of Deutsche Bank, in each case on the terms set forth in the engagement letter. Delhaize has also agreed to indemnify Deutsche Bank and certain related persons to the full extent lawful against certain liabilities, including certain liabilities arising out of its engagement or the merger.

Deutsche Bank and one or more of its affiliates (Deutsche Bank, together with its affiliates, are referred to in this prospectus as the DB Group) have, from time to time, provided, and are currently providing, investment banking, commercial banking (including extension of credit) and other financial services to Ahold or its affiliates for which they have received, and in the future may receive, compensation, including acting as a lender under Ahold’s revolving credit facility and as depositary bank with respect to the Ahold ADSs. In addition, one or more members of the DB Group have, from time to time, provided, and are currently providing, investment banking, commercial banking (including extension of credit) and other financial services to Delhaize or its affiliates for which they have received, and in the future may receive, compensation, including acting as a lender under Delhaize’s revolving credit facility. The DB Group may also provide investment and commercial banking services to Ahold and Delhaize in the future, for which Deutsche Bank would expect the DB Group to receive compensation. In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of Ahold, Delhaize and their respective affiliates for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments, and obligations.

BofA Merrill Lynch

Delhaize has informed Ahold that, at the June 23, 2015 meeting of the Delhaize board, BofA Merrill Lynch rendered its oral opinion to the Delhaize board, subsequently confirmed by delivery of a written opinion dated June 24, 2015, to the effect that, as of the date of such opinion, and based upon and subject to the assumptions, limitations, qualifications and conditions described in BofA Merrill Lynch’s opinion, the exchange ratio of 4.75 Ahold ordinary shares for each Delhaize ordinary share to be received in the merger by Delhaize shareholders was fair, from a financial point of view, to Delhaize shareholders and Delhaize ADS holders.

The full text of BofA Merrill Lynch’s written opinion, dated June 24, 2015, which sets forth the assumptions made, procedures followed, matters considered and limitations, qualifications and conditions on the review undertaken by BofA Merrill Lynch in connection with its opinion, is included in this document as Annex C and is incorporated herein by reference. The summary of the BofA Merrill Lynch opinion set forth in this document is qualified in its entirety by reference to the full text of the opinion. BofA Merrill Lynch’s opinion was for the benefit and use of the Delhaize board (in its capacity as such) in connection with and for purposes of its evaluation of the merger. BofA Merrill Lynch expressed no view or opinion as to any terms or other aspects of the merger (other than the exchange ratio to the extent expressly specified in its opinion), including, without limitation, the form or structure of the merger. BofA Merrill Lynch was not requested to, and did not, solicit indications of interest or proposals from third parties regarding a possible acquisition of all or any part of Delhaize. BofA Merrill Lynch’s opinion was limited to the fairness, from a financial point of view, of the exchange ratio of 4.75 Ahold ordinary shares for each Delhaize ordinary share to Delhaize shareholders and Delhaize ADS holders as of the date of the opinion, and BofA Merrill Lynch expressed no opinion or view with respect to any consideration received in connection with the merger by the holders of any other class of securities, creditors or other constituencies of any party. In addition, BofA Merrill Lynch expressed no opinion or view with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the merger, or class of such persons, relative to the exchange ratio or otherwise. Furthermore, BofA Merrill Lynch did not express any opinion or view as to the relative merits of the merger in comparison to other strategies or transactions that might be available to Delhaize or in which Delhaize might engage or as to the underlying business decision of Delhaize to proceed with or effect the merger. BofA Merrill Lynch expressed no opinion as to what the value of the Ahold ordinary shares or Ahold ADSs actually will be when issued or the prices at which the Delhaize ordinary shares, the Delhaize ADSs, the Ahold ordinary shares or the Ahold

ADSs will trade at any time, including following announcement or consummation of the merger. In addition, BofA Merrill Lynch expressed no opinion or recommendation as to how any shareholder should vote or act in connection with the merger or any related matter.

In connection with its opinion, BofA Merrill Lynch, among other things:

•	reviewed certain publicly available business and financial information relating to Delhaize and Ahold;

•	reviewed certain internal financial and operating information with respect to the business, operations and prospects of Delhaize furnished to or discussed with BofA Merrill Lynch by the management of Delhaize, including the Delhaize forecasts, which were approved for BofA Merrill Lynch’s use by Delhaize;

•	reviewed certain publicly available financial and operating information with respect to the business, operations and prospects of Ahold, and the financial projections regarding Ahold, which were approved for BofA Merrill Lynch’s use by Delhaize;

•	reviewed the estimates of the synergies anticipated by the managements of Delhaize and Ahold to result from the merger;

•	discussed the past and current business, operations, financial condition and prospects of Delhaize with members of senior management of Delhaize, and discussed the past and current business, operations, financial condition and prospects of Ahold with members of senior management of Delhaize;

•	reviewed the potential pro forma financial impact of the merger on the future financial performance of Ahold, including the potential effect on Ahold’s estimated earnings per share;

•	reviewed the trading history for Delhaize ordinary shares and Ahold ordinary shares and a comparison of such trading histories with each other and with the trading histories of other companies it deemed relevant;

•	compared certain financial and stock market information of Delhaize and Ahold with similar information of other companies it deemed relevant;

•	reviewed the relative financial contributions of Delhaize and Ahold to the combined company on a pro forma basis;

•	reviewed the merger agreement; and

•	performed such other analyses and studies and considered such other information and factors as BofA Merrill Lynch deemed appropriate.

In arriving at its opinion, BofA Merrill Lynch assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with BofA Merrill Lynch and relied upon the assurances of the management of Delhaize that they were not aware of any facts or circumstances that would make such information or data (including any representations and warranties contained in the merger agreement) inaccurate or misleading in any material respect. At the direction of Delhaize, in performing its analysis, BofA Merrill Lynch had limited access to the management of Ahold to discuss Ahold’s business. Accordingly, in arriving at its opinion, BofA Merrill Lynch relied upon the accuracy and completeness of the financial and other information regarding Ahold provided to or discussed with BofA Merrill Lynch by Delhaize. With respect to the Delhaize forecasts, BofA Merrill Lynch was advised by Delhaize, and assumed, that they had been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Delhaize as to the future financial performance of Delhaize. As the Delhaize board was aware, BofA Merrill Lynch was not provided with, and did not have access to, financial forecasts relating to Ahold prepared by the management of Ahold. With respect to the financial projections regarding Ahold, BofA Merrill Lynch had been advised by Delhaize and assumed, at the direction of Delhaize, that, based upon management of Delhaize’s review and assessment of the future financial results reflected in the financial projections regarding Ahold, the financial projections regarding Ahold were a reasonable basis upon which to evaluate the future financial performance of Ahold. With respect to the synergies, BofA Merrill Lynch assumed, at the direction of Delhaize, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Delhaize. BofA Merrill Lynch relied, at the direction of Delhaize, on the assessments of the management of Delhaize as to the likelihood of achieving the synergies and assumed, at the direction of Delhaize, that the synergies would be realized in the amounts and at the times projected. BofA Merrill Lynch did not make or rely upon any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Delhaize or Ahold, nor did BofA Merrill Lynch make any physical inspection of the properties or assets of Delhaize or Ahold. BofA Merrill Lynch did not evaluate the solvency or fair value of Delhaize or Ahold (or the impact of the merger thereon) under any laws relating to bankruptcy, insolvency or similar matters.

BofA Merrill Lynch’s opinion was not based on a valuation as such valuations are prepared or reviewed by auditors with regard to Belgian corporate law requirements under Articles 695 and 772/9 of the Belgian Companies Code, and BofA Merrill Lynch did not prepare a valuation on the basis of the rules of December 13, 2013 regarding the control of mergers and demergers in Belgium published by the Belgian Institute of Auditors.

BofA Merrill Lynch assumed, at the direction of Delhaize, that the merger and the Ahold capital return and reverse stock split would be completed in accordance with their terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory or other approvals, consents, releases and waivers for the merger, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, would be imposed that would have a material adverse effect on Delhaize, Ahold or the contemplated benefits of the merger. In addition, BofA Merrill Lynch assumed with consent of the Delhaize board that the holders of the Ahold cumulative preferred financing shares would not elect to convert such shares into Ahold ordinary shares in whole or in part prior to the closing of the merger. BofA Merrill Lynch also assumed that the merger would have the tax effects contemplated by the merger agreement. BofA Merrill Lynch further assumed that the value of a Delhaize ADS was one-fourth of the value of a Delhaize ordinary share and that the value of an Ahold ADS was equivalent to the value of an Ahold ordinary share and did not take into account any impact on the value of a Delhaize ADS or Ahold ADS relating to the fact that such securities are traded on different markets, and in different currencies, than the respective underlying ordinary shares.

BofA Merrill Lynch’s opinion was necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to it as of, the date of the opinion. BofA Merrill Lynch noted that it should be understood that subsequent developments may affect its opinion, and BofA Merrill Lynch does not have any obligation to update, revise, or reaffirm its opinion. The issuance of BofA Merrill Lynch’s opinion was approved by its EMEA Fairness Opinion Review Committee.

Delhaize has informed Ahold that Delhaize selected BofA Merrill Lynch as its financial advisor in connection with the merger based on BofA Merrill Lynch’s qualifications, expertise, reputation and experience in mergers and acquisitions. Pursuant to an engagement letter between Delhaize and BofA Merrill Lynch, dated March 31, 2015, as amended, Delhaize has agreed to pay BofA Merrill Lynch a fee of €3,750,000 upon execution of the merger agreement and a fee of €11,250,000 upon consummation of the merger. In addition, Delhaize may pay BofA Merrill Lynch an additional amount of up to €5,000,000 upon consummation of the merger, as determined in the sole discretion of the chief executive officer, chief financial officer and senior vice president of strategy and M&A of Delhaize, based on their good faith evaluation of the services provided by BofA Merrill Lynch pursuant to the engagement letter. In addition, Delhaize has agreed to reimburse BofA Merrill Lynch’s expenses (including any reasonable documented fees and disbursements of its outside counsel) incurred in connection with its engagement. Delhaize has also agreed to indemnify BofA Merrill Lynch and certain related persons against certain liabilities arising out of its engagement.

BofA Merrill Lynch and its affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of its businesses, BofA Merrill Lynch and its affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of Delhaize, Ahold and certain of their respective affiliates.

BofA Merrill Lynch and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Delhaize and have received, or in the future may receive, compensation for the rendering of these services, including having acted or acting as (i) bookrunner and mandated arranger and a lender on a $400 million revolving credit facility due to expire in 2019, (ii) lender under various credit, leasing and other facilities of Delhaize, (iii) solicitation agent on a consent offer for Delhaize America LLC’s outstanding 2027 and 2031 senior USD notes in 2013 and (iv) financial advisor in connection with Delhaize’s sale of certain Montenegro operations in 2013. In addition, BofA Merrill Lynch and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Ahold and have received, or in the future may receive, compensation for the rendering of these services, including having acted or acting as (i) bookrunner and mandated arranger and a lender on a $1 billion revolving credit facility due to expire in 2020, (ii) lender under various credit, leasing and other facilities of Ahold and (iii) manager or underwriter for certain debt offerings of Ahold and certain of its affiliates.

Summary of Material Financial Analyses

The following is a summary of the material financial analyses that Delhaize has informed Ahold were contained in a joint presentation that was made by Deutsche Bank and BofA Merrill Lynch (referred to collectively in this prospectus as Delhaize’s financial advisors) to the Delhaize board on June 23, 2015 and that were used in connection with rendering their respective opinions described above. In conducting their analyses and arriving at their opinions, Deutsche Bank and BofA Merrill Lynch utilized a variety of generally accepted valuation methods and other generally accepted analyses, including selected public companies analysis, discounted cash flow analysis, relative value analysis, value creation analysis and relative contribution analysis. Deutsche Bank and BofA Merrill Lynch also reviewed and considered other factors that they considered relevant to the preparation of their respective fairness opinions.

The following summary does not purport to be a complete description of the financial analyses performed by Delhaize’s financial advisors, nor does the order in which the analyses are described represent the relative importance or weight given to the analyses by Delhaize’s financial advisors. Some of the summaries of the financial analyses below include information presented in tabular format. In order to fully understand the analyses, the tables must be read together with the full text of each summary. The tables alone do not constitute a complete description of Delhaize’s financial advisors’ analyses. Considering the data described below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Delhaize’s financial advisors’ analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before June 23, 2015, and is not necessarily indicative of current market conditions. In connection with their presentation to the Delhaize board, Delhaize’s financial advisors generally rounded the implied per share values of the Delhaize ordinary shares and Ahold ordinary shares to the nearest €1. The preparation of a fairness opinion is a complex process involving the application of subjective business and financial judgment in determining the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to summary description. Deutsche Bank and BofA Merrill Lynch believe that their analyses must be considered as a whole and that considering any portion of such analyses and of the factors considered without considering all analyses and factors could create a misleading view of the process underlying their opinions. In arriving at their fairness determinations, Deutsche Bank and BofA Merrill Lynch did not assign specific weights to any particular analyses.

Selected Public Companies Analysis—Delhaize

Delhaize’s financial advisors reviewed and compared certain financial information and commonly used valuation measurements for Delhaize with corresponding financial information and valuation measurements for Ahold and the following eight publicly-traded companies with operations in the food retail industry:

•	Ingles Markets, Incorporated

•	The Kroger Co.

•	Carrefour SA

•	Casino Guichard Perrachon S.A.

•	Etablissementen Franz Colruyt N.V.

•	WM Morrison Supermarkets PLC

•	Metro AG

•	J. Sainsbury plc

Although none of Ahold or any of the other selected companies is directly comparable to Delhaize, the companies included were chosen because they are publicly traded companies with financial and operating characteristics that, for purposes of this analysis, may be considered similar to those of Delhaize. Accordingly, the analysis of publicly traded companies was not simply mathematical. Rather, it involved complex considerations and qualitative judgments, reflected in the opinion of Delhaize’s financial advisors, concerning differences in financial and operating characteristics of the selected companies and other factors that could affect the public trading value of such companies.

Based on the closing prices of the Delhaize ordinary shares and the Ahold ordinary shares on May 8, 2015, the last trading day prior to press reports that Ahold and Delhaize were engaged in preliminary discussions regarding a potential business combination transaction, and June 22, 2015 and the closing prices of the common stock or ordinary shares, as the case may be, of each of the other selected companies on June 22, 2015, information contained in the most recent public disclosures of Delhaize, Ahold and the other selected companies and analyst estimates of earnings before interest, taxes, depreciation and amortization (referred to in this section of this prospectus as EBITDA) for Delhaize, Ahold and the other selected companies, net income for Delhaize and Ahold, and earnings per share (referred to in this section of this prospectus as EPS) for the other selected companies, Delhaize’s financial advisors calculated the following multiples for Delhaize, Ahold and each of the other selected companies:

•	price (or, in the case of Delhaize and Ahold, market capitalization) as a multiple of estimated 2015 EPS (or, in the case of Delhaize and Ahold, estimated 2015 net income) (referred to in this section of this prospectus as P/E multiples); and

•	enterprise value (referred to in this section of this prospectus as EV), as a multiple of estimated 2015 EBITDA (referred to in this section of this prospectus as EV/EBITDA multiples).

For purposes of this analysis, enterprise value was calculated as total equity value plus net debt and adjusted for local statutory tax rate-adjusted pension deficits, minorities and associates. In addition, enterprise value for Ahold was adjusted for recent share repurchases and for certain other items that were considered by Delhaize and its financial advisors to be debt- and cash-like, while enterprise value for Delhaize was adjusted for cash paid or received for settlement of employee equity awards.

The results of this analysis are summarized as follows:

2015E
		P/E	EV/EBITDA
Ahold
June 22, 2015		17.9x	7.3x
May 8, 2015		16.2x	6.8x
Delhaize
June 22, 2015		17.3x	6.4x
May 8, 2015		15.0x	5.8x

Other Selected Companies
	Ingles Markets, Incorporated	16.1x	7.7x
US	The Kroger Co.	19.2x	8.9x

European	Carrefour SA	17.7x	6.6x
	Casino Guichard Perrachon S.A.	14.9x	6.4x
	Etablissementen Franz Colruyt N.V.	17.5x	8.6x
	WM Morrison Supermarkets PLC	16.0x	7.4x
	Metro AG	17.3x	5.4x
	J. Sainsbury plc	12.5x	5.7x

Based in part upon the P/E and EV/EBITDA multiples of Ahold and the other selected companies described above and taking into account their professional judgment and experience (including focusing on the unaffected May 8 trading multiples for Ahold instead of the June 22 multiples), Delhaize’s financial advisors calculated ranges of estimated implied value per Delhaize ordinary share by applying multiples of market capitalization to Delhaize management’s estimate of 2015 underlying net income of 15.0x to 16.5x and multiples of enterprise value to Delhaize management’s estimate of 2015 underlying EBITDA of 5.5x to 6.5x, resulting in ranges of implied value of approximately €70 to €77 and €67 to €82 per Delhaize ordinary share, respectively.

Delhaize’s financial advisors noted that the implied value of the merger consideration payable in respect of each Delhaize ordinary share was approximately €88 based upon the exchange ratio of 4.75 Ahold ordinary shares for each Delhaize ordinary share and the €18.62 closing price of the Ahold ordinary shares on June 22, 2015.

Discounted Cash Flow Analysis—Delhaize

Delhaize’s financial advisors performed a discounted cash flow analysis of Delhaize using information contained in the Delhaize forecasts and public filings to calculate ranges of the implied value of Delhaize as of June 30, 2015. In performing the discounted cash flow analysis, Delhaize’s financial advisors applied a range of discount rates of 7.0% to 8.0% to (i) after-tax unlevered free cash flows expected to be generated by Delhaize during the calendar years 2015 through 2018 and (ii) estimated terminal values using a range of terminal growth rates of 0.75% to 1.25%.

This analysis resulted in a range of implied value of approximately €75 to €95 per Delhaize ordinary share.

Delhaize’s financial advisors noted that the implied value of the merger consideration payable in respect of each Delhaize ordinary share was approximately €88 based upon the exchange ratio of 4.75 Ahold ordinary shares for each Delhaize ordinary share and the €18.62 closing price of the Ahold ordinary shares on June 22, 2015.

Other Information—Delhaize

Delhaize’s financial advisors noted certain other information that was not considered part of the financial analyses with respect to their opinions, but was referenced for informational purposes, including, among other things, the following:

•	the historical trading prices of the Delhaize ordinary shares during the 52-week period ended May 8, 2015, the last trading day prior to press reports that Ahold and Delhaize were engaged in preliminary discussions regarding a potential business combination transaction, which reflected low to high intra-day prices for Delhaize’s ordinary shares during such period of approximately €48 to €90 per share. Delhaize’s financial advisors also noted that the average closing price for Delhaize ordinary shares during such 52-week period was approximately €62 per share;

•	publicly available equity research analysts’ share price targets for the Delhaize ordinary shares published in the period from January 7, 2015 through May 7, 2015. Delhaize’s financial advisors noted that the price targets issued by those research analysts with publicly available price targets for both Delhaize and Ahold ranged from approximately €60 to approximately €95 per Delhaize ordinary share. Delhaize’s financial advisors also noted that the median of the price targets issued by those analysts with public price targets for both companies was approximately €77 per Delhaize ordinary share;

•	the closing price of the Delhaize ordinary shares was €72.39 per share on May 8, 2015, the last trading day prior to press reports that Ahold and Delhaize were engaged in preliminary discussions regarding a potential business combination transaction; and

•	the closing price of the Delhaize ordinary shares was €81.20 per share on June 22, 2015, the last trading day prior to the June 23, 2015 meeting of the Delhaize board.

Selected Public Companies Analysis—Ahold

Delhaize’s financial advisors reviewed and compared certain financial information and commonly used valuation measurements for Ahold with corresponding financial information and valuation measurements for Delhaize and the other publicly-traded companies with operations in the food retail industry described under “—Selected Public Companies Analysis—Delhaize” above.

Although none of Delhaize or any of the other selected companies is directly comparable to Ahold, the companies included were chosen because they are publicly traded companies with financial and operating characteristics that, for purposes of this analysis, may be considered similar to those of Ahold. Accordingly, the analysis of publicly traded companies was not simply mathematical. Rather, it involved complex considerations and qualitative judgments, reflected in the opinion of Delhaize’s financial advisors, concerning differences in financial and operating characteristics of the selected companies and other factors that could affect the public trading value of such companies.

Based in part upon the P/E and EV/EBITDA multiples of Delhaize and the other selected companies described above and taking into account their professional judgment and experience (including focusing on the unaffected May 8 trading multiples for Delhaize instead of the June 22 multiples), Delhaize’s financial advisors calculated ranges of estimated implied value per Ahold ordinary share by applying multiples of market capitalization to estimated 2015 net income in the financial projections regarding Ahold of 16.0x to 17.5x and multiples of enterprise value to estimated 2015 EBITDA in the financial projections regarding Ahold of 6.5x to 7.5x, resulting in ranges of implied value of approximately €17 to €18 and €16 to €19 per Ahold ordinary share, respectively.

Discounted Cash Flow Analysis—Ahold

Delhaize’s financial advisors performed a discounted cash flow analysis of Ahold using information contained in the financial projections regarding Ahold and public filings to calculate ranges of implied value of

Ahold as of June 30, 2015. In performing the discounted cash flow analysis, Delhaize’s financial advisors applied a range of discount rates of 7.0% to 8.0% to (i) after-tax unlevered free cash flows expected to be generated by Ahold during the calendar years 2015 through 2018 and (ii) estimated terminal values using a range of terminal growth rates of 0.75% to 1.25%.

This analysis resulted in a range of implied value of approximately €17 to €22 per Ahold ordinary share.

Other Information—Ahold

Delhaize’s financial advisors noted certain other information that was not considered part of the financial analyses with respect to their opinions, but was referenced for informational purposes, including, among other things, the following:

•	the historical trading prices of the Ahold ordinary shares during the 52-week period ended May 8, 2015, the last trading day prior to press reports that Ahold and Delhaize were engaged in preliminary discussions regarding a potential business combination transaction, which reflected low to high intra-day prices for Ahold’s ordinary shares during such period of approximately €12 to €20 per share. Delhaize’s financial advisors also noted that the average closing price for the Ahold ordinary shares during such 52-week period was approximately €15 per share;

•	publicly available equity research analysts’ share price targets for the Ahold ordinary shares published in the period from January 15, 2015 through May 8, 2015. Delhaize’s financial advisors noted that the price targets issued by those research analysts with publicly available price targets for both Delhaize and Ahold ranged from approximately €14 to approximately €22 per Ahold ordinary share. Delhaize’s financial advisors also noted that the median of the price targets issued by those analysts with public price targets for both companies was approximately €18 per Ahold ordinary share;

•	the closing price of the Ahold ordinary shares was €17.24 per share on May 8, 2015, the last trading day prior to press reports that Ahold and Delhaize were engaged in preliminary discussions regarding a potential business combination transaction; and

•	the closing price of the Ahold ordinary shares was €18.62 per share on June 22, 2015, the last trading day prior to the June 23, 2015 meeting of the Delhaize board.

Relative Value Analysis

Based upon a comparison of the range of implied equity values for each of Delhaize and Ahold calculated pursuant to the selected public companies analysis and discounted cash flow analysis described above, Delhaize’s financial advisors calculated ranges of implied exchange ratios for the merger. With respect to any given range of exchange ratios, the higher ratio assumes the highest implied value per Delhaize ordinary share divided by the lowest implied value per Ahold ordinary share and the lower ratio assumes the lowest implied value per Delhaize ordinary share divided by the highest implied value per Ahold ordinary share. This analysis indicated the following implied ranges of exchange ratios:

Range of Implied Exchange Ratios
Selected Public Companies	P/E 2015E	3.85x-4.62x
	EV/EBITDA 2015E	3.54x-5.04x
Discounted Cash Flow		3.48x-5.52x

Delhaize’s financial advisors noted that the exchange ratio in the merger is 4.75x.

Delhaize’s financial advisors noted certain other information that was not considered part of the financial analyses with respect to their opinions, but was referenced for informational purposes, including, among other things, the following:

•	the lowest and highest implied exchange ratio for the 52-week period ended May 8, 2015, the last trading day prior to press reports that Ahold and Delhaize were engaged in preliminary discussions regarding a potential business combination transaction, based upon the relative closing prices for the Delhaize ordinary shares and the Ahold ordinary shares on each day during such period, which ranged from approximately 3.54x to approximately 4.78x. Delhaize’s financial advisors also noted that the average implied daily exchange ratio during such 52-week period was approximately 4.16x;

•	the implied exchange ratio based on publicly available equity research analysts’ share price targets for the Delhaize ordinary shares and the Ahold ordinary shares published in the periods from January 7, 2015 through May 7, 2015 and from January 15, 2015 through May 8, 2015, respectively, for those equity research analysts that had price targets publicly available for both Delhaize and Ahold, indicated a range of approximately 2.73x—7.04x. Delhaize’s financial advisors also noted that based on the median price targets for the Delhaize ordinary shares and the Ahold ordinary shares issued by those analysts with public price targets for both companies the implied exchange ratio was approximately 4.35x;

•	the implied exchange ratio based upon the closing prices of the Delhaize ordinary shares and the Ahold ordinary shares on May 8, 2015, the last trading day prior to press reports that Ahold and Delhaize were engaged in preliminary discussions regarding a potential business combination transaction, was 4.20x; and

•	the implied exchange ratio based upon the closing prices of the Delhaize ordinary shares and the Ahold ordinary shares on June 22, 2015, the last trading day prior to the June 23, 2015 meeting of the Delhaize board, was 4.36x.

Discounted Cash Flow and Value Creation Analysis—Combined Company

Delhaize’s financial advisors performed a discounted cash flow analysis of the combined company using the Delhaize forecasts, the financial projections regarding Ahold and information contained in public filings to calculate ranges of implied value per Delhaize ordinary share as of June 30, 2015, assuming a December 31, 2015 closing date, an exchange ratio of 4.75 Ahold ordinary shares for each Delhaize ordinary share and taking into account €500 million in annual run-rate synergies projected by the managements of Delhaize and Ahold to be achieved by the third year following the closing of the merger and associated non-recurring pre-tax implementation costs of €350 million, and the €1.0 billion Ahold capital return and reverse stock split. In performing the discounted cash flow analysis, Delhaize’s financial advisors applied a range of discount rates of 7.0% to 8.0% to (i) after-tax unlevered free cash flows expected to be generated by the combined company during the calendar years 2015 through 2018 and (ii) estimated terminal values using a range of terminal growth rates of 0.75% to 1.25%.

This analysis resulted in a range of implied value of the Ahold ordinary shares to be received in respect of each Delhaize ordinary share of approximately €97 to €123.

Based upon the range of implied value per Delhaize ordinary share of approximately €75 to €95 calculated as described under “Discounted Cash Flow Analysis—Delhaize” above and the range of implied value of the Ahold ordinary shares to be received in respect of each Delhaize ordinary share as described above, Delhaize’s financial advisors noted that the merger would increase the implied value per Delhaize ordinary share by approximately 29% comparing the low end of the stand-alone valuation range to the low end of the combined company valuation range and by approximately 30% comparing the high end of the stand-alone valuation range to the high end of the combined company valuation range.

Relative Contribution Analysis

Delhaize’s financial advisors reviewed certain historical and estimated future EBITDA, earnings before interest and taxes (referred to in this section of this prospectus as EBIT), EBITDA minus capital expenditures, and net income information, as well as information relating to enterprise value, net debt and equity value for each of Delhaize and Ahold based upon publicly available information, the Delhaize forecasts and the financial projections regarding Ahold in order to analyze and compare the relative implied equity contributions of Delhaize and Ahold to the combined company. Based upon such implied contributions, Delhaize’s financial advisors derived implied exchange ratios and, after giving effect to the €1.0 billion Ahold capital return and reverse stock split, implied ownership percentages for the holders of Delhaize equity in the combined company. For purposes of this analysis, the implied equity contributions, exchange ratios and relative ownership interests were adjusted for Delhaize’s and Ahold’s respective contribution of net debt, local statutory tax rate-adjusted pension deficits, minorities and associates, as applicable. In addition, the equity contributions for Ahold were also adjusted for recent share repurchases and for certain other items that were considered by Delhaize and its financial advisors to be debt- and cash-like, while the equity contributions for Delhaize were also adjusted for cash received for settlement of employee equity awards.

The results of this analysis are summarized as follows:

		Equity Value Contribution		Implied Exchange Ratio	Implied Delhaize Ownership post Ahold capital return and reverse stock split
		Ahold	Delhaize
EBITDA	2014A	62.2%	37.8%	4.89x	39.4%
	2015E	61.3%	38.7%	5.07x	40.3%
	2016E	59.8%	40.2%	5.41x	41.8%
	2017E	59.2%	40.8%	5.54x	42.4%

EBIT	2014A	63.2%	36.8%	4.69x	38.4%
	2015E	62.7%	37.3%	4.79x	38.9%
	2016E	60.2%	39.8%	5.33x	41.4%
	2017E	58.9%	41.1%	5.61x	42.7%

EBITDA-Capital Expenditures	2014A	66.6%	33.4%	4.04x	34.9%
	2015E	70.7%	29.3%	3.33x	30.7%
	2016E	70.0%	30.0%	3.45x	31.4%
	2017E	64.4%	35.6%	4.44x	37.1%

Enterprise Value		65.7%	34.3%	4.20x	35.8%
Net Debt		56.8%	43.2%	n/a	—
Equity Value		65.7%	34.3%	4.20x	35.8%

Net Income	2014A	62.9%	37.1%	4.74x	38.6%
	2015E	64.2%	35.8%	4.49x	37.3%
	2016E	61.4%	38.6%	5.06x	40.2%
	2017E	60.3%	39.7%	5.29x	41.3%
Low-High	2014A-2017E			3.33x - 5.61x	30.7% - 42.7%
Merger				4.75	38.7%

Delhaize’s financial advisors compared such implied exchange ratios and ownership percentages with the exchange ratio and resulting ownership of Delhaize shareholders in the merger.

Other Factors

In rendering their respective opinions described above, Delhaize’s financial advisors also reviewed and considered the potential pro forma financial effects of the merger on Ahold’s calendar years 2016 through 2018 estimated earnings per share using the Delhaize forecasts, the financial projections regarding Ahold and information contained in public filings, assuming a December 31, 2015 closing date and an exchange ratio of 4.75 Ahold ordinary shares for each Delhaize ordinary share and taking into account €500 million in annual run-rate synergies projected by the managements of Delhaize and Ahold to be achieved by the third year following the closing of the merger and the €1.0 billion Ahold capital return and reverse stock split, which indicated that, before taking into account implementation costs related to the synergies, the merger would likely be accretive on an earnings per share basis for former Delhaize shareholders (in respect of the 4.75 Ahold ordinary shares to be received for each Delhaize ordinary share) for calendar years 2016 to 2018 as compared with ownership of Delhaize ordinary shares on a stand-alone basis.

Miscellaneous

In conducting their analyses and arriving at their opinions, Deutsche Bank and BofA Merrill Lynch utilized a variety of generally accepted valuation methods. The analyses were prepared solely for the purpose of enabling Deutsche Bank and BofA Merrill Lynch to provide their opinions to the Delhaize board as to the fairness, from a financial point of view, of the exchange ratio to Delhaize shareholders and Delhaize ADS holders as of the date of their respective opinions and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold, which are inherently subject to uncertainty. As described above, in connection with their analyses, each of Deutsche Bank and BofA Merrill Lynch made, and were provided by the management of Delhaize with, numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Deutsche Bank, BofA Merrill Lynch, Delhaize or Ahold. Analyses based on estimates or forecasts of future results are not necessarily indicative of actual past or future values or results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of Delhaize, Ahold or their respective advisors, neither Deutsche Bank nor BofA Merrill Lynch assumes responsibility if future results or actual values are materially different from these forecasts or assumptions.

The terms of the merger, including the exchange ratio, were determined through arm’s-length negotiations between Delhaize and Ahold and were approved by the Delhaize board. Although both Deutsche Bank and BofA Merrill Lynch provided advice to the Delhaize board during the course of these negotiations, the decision to enter into the merger was solely that of the Delhaize board. As described under “Delhaize’s Reasons for the Merger” above, the opinions and presentation of Deutsche Bank and BofA Merrill Lynch to the Delhaize board were only one of a number of factors taken into consideration by the Delhaize board in making its determination to approve the merger agreement and the transactions contemplated by it, including the merger.

Ahold Capital Return

Prior to the closing, Ahold will return approximately €1.0 billion to the Ahold shareholders through a capital return and a reverse stock split (referred to in this prospectus as the Ahold capital return). The Ahold capital return will be effected by three consecutive amendments of the articles of association of Ahold, followed by the repayment of capital to the holders of issued Ahold ordinary shares. Shareholders of Ahold will be asked to adopt all three proposed amendments of the articles of association of Ahold at the extraordinary general meeting of shareholders of Ahold (referred to in this prospectus as the Ahold EGM) or any subsequent Ahold EGM, including the return of capital from the decrease of nominal value of issued Ahold ordinary shares. Following a two month opposition period for creditors of Ahold, all three amendments will be effected prior to the closing and capital will be repaid to the holders of issued Ahold ordinary shares.

The first amendment of the articles of association of Ahold will result in an increase of the nominal value of the issued ordinary share capital of Ahold by an amount including an aggregate amount of approximately €1.0 billion, which increase will be at the expense of the available (freely distributable) share premium reserves (algemene agioreserve) of Ahold. The second amendment of the articles of association of Ahold will effect a reverse stock split, whereby the number of issued Ahold ordinary shares will be reduced by a number of Ahold ordinary shares equal to the number of Ahold ordinary shares that could have been repurchased with the Ahold capital return. The third amendment of the articles of association of Ahold will effect a decrease of the nominal value of the Ahold ordinary shares, and subsequently approximately €1.0 billion of such decreased amount will be repaid to the holders of issued and outstanding Ahold ordinary shares. The surplus of the decreased amount will be added to Ahold’s share premium reserves.

The Ahold capital return will result in a decrease in the distributable share premium and a decrease in cash and cash equivalents of approximately €1.0 billion. The weighted average number of shares in the earnings per share calculation will be adjusted only from the date of the capital return and reverse stock split and not retrospectively because the reduction in the number of ordinary shares outstanding will be the result of a corresponding reduction in resources.

Treatment of Delhaize Equity Awards

The merger proposal provides that Delhaize will take such actions as may reasonably be required to effect the following:

•	implement or, to the extent necessary, adjust the terms of each option to purchase a Delhaize ordinary share granted pursuant to the Delhaize Group 2007 Stock Option Plan for Associates of Non-US Companies (referred to in this prospectus as a Delhaize EU option), outstanding prior to the effective time, whether vested or unvested, so that such Delhaize EU option will become vested and fully exercisable in advance of the closing and establish prior to the closing a special exercise period so that the holder of each Delhaize EU option will obtain Delhaize ordinary shares following the exercise of such Delhaize EU option, with each unexercised Delhaize EU option outstanding at the end of such exercise period being forfeited;

•	implement or, to the extent necessary, adjust the terms of each option to purchase a Delhaize ADS granted pursuant to the Delhaize Group 2012 U.S. Stock Incentive Plan, effective May 24, 2012 (referred to in this prospectus as a Delhaize US option), outstanding prior to the effective time, whether vested or unvested, so that such Delhaize US option will be canceled and the holder of such Delhaize US option will receive in exchange for such Delhaize US option an amount in cash, without interest and subject to any required tax withholdings, equal to the excess, if any, of the last reported sale price of Delhaize ADSs on the New York Stock Exchange on the last complete trading day prior to the date of the effective time (referred to in this prospectus as the Delhaize ADS value) over the exercise price of such Delhaize US option;

•	implement or, to the extent necessary, adjust the terms of each restricted stock unit award with respect to Delhaize ordinary shares that is subject to performance conditions and granted pursuant to the Delhaize Group 2014 European Performance Stock Unit Plan (referred to in this prospectus as a Delhaize EU PSU) outstanding prior to the effective time, whether vested or unvested, so that such Delhaize EU PSU will be canceled as from the effective time and the holder of such Delhaize EU PSU will receive in exchange for such Delhaize EU PSU a number of Ahold ordinary shares equal to the product of (i) the Delhaize EU PSU amount described below multiplied by (ii) the exchange ratio; this provision will however not apply to any Delhaize EU PSU held by members of the Delhaize executive committee, which will be treated as described below;

•

implement or, to the extent necessary, adjust the terms of each restricted stock unit with respect to Delhaize ADSs granted pursuant to the Delhaize America, LLC 2012 Restricted Stock Unit Plan, effective May 24, 2012 (referred to in this prospectus as a Delhaize US RSU/PSU), outstanding prior to the effective time, whether vested or unvested, so that such Delhaize US RSU/PSU will be canceled as from the effective time and the holder of such Delhaize US RSU/PSU will receive in exchange for such Delhaize US RSU/PSU an amount in cash, without interest and subject to any required tax withholdings, equal to the cash value of the product of (i) the number of Delhaize ADSs subject to such Delhaize US RSU/PSU, assuming target-level achievement of applicable performance conditions, if any, multiplied by (ii) the last reported sale price of Delhaize ADSs on the New York Stock Exchange on the last complete trading day prior to the date of the effective time; and

•	terminate the Delhaize America, LLC 2012 Restricted Stock Unit Plan, effective May 24, 2012, and the Delhaize Group 2012 U.S. Stock Incentive Plan, effective May 24, 2012 (collectively referred to in this prospectus as the Delhaize US incentive plans) and the agreements evidencing the grants of the Delhaize US options and Delhaize US RSU/PSUs, except that (i) the actions described in the second, third, fourth and fifth bullet points above will expressly be conditioned upon the consummation of the merger and will be of no effect if the merger agreement is terminated and (ii) fractional shares resulting from such actions will be treated in the same manner as fractional shares generally upon the consummation of the merger.

The Delhaize EU PSU amount referred to in the third bullet point above means, with respect to each Delhaize EU PSU, the sum of

•	the product of (i) the number of Delhaize ordinary shares subject to the applicable Delhaize EU PSU, based on the actual achievement of applicable performance conditions through the end of the calendar year immediately preceding the year in which the effective time occurs multiplied by (ii) a fraction, the numerator of which is the number of calendar years in the applicable Delhaize EU PSU performance-based vesting period completed prior to the calendar year in which the effective time occurs and the denominator of which is the total number of years in such performance-based vesting period, plus

•	the product of (i) the number of Delhaize ordinary shares subject to such Delhaize EU PSU, based on target-level achievement of applicable performance conditions multiplied by (ii) a fraction, the numerator of which is the number of calendar years in the applicable Delhaize EU PSU performance-based vesting period that have not been completed as of the calendar year in which the effective time occurs and the denominator of which is the total number of years in such performance-based vesting period.

Delhaize and Ahold will take such actions as may reasonably be required to effect the following, except that such actions will expressly be conditioned upon the consummation of the merger and will be of no effect if the merger agreement is terminated:

•	implement or, to the extent necessary, adjust the terms of each Delhaize EU PSU held by members of the Delhaize executive commitee and outstanding prior to the effective time, whether vested or unvested, so that such Delhaize EU PSU will be converted into a restricted stock unit award subject to performance conditions, on the same terms and conditions as were applicable under such Delhaize EU PSU prior to the effective time (including with respect to vesting and the acceleration thereof), with respect to a number of Ahold ordinary shares equal to the product of (x) the Delhaize EU PSU amount multiplied by (y) the exchange ratio (such restricted stock unit is referred to in this prospectus as a converted PSU); and

•

at the effective time, Ahold will assume all the obligations of Delhaize under the Delhaize Group 2014 European Performance Stock Unit Plan (referred to in this prospectus as the Delhaize EU incentive plan) and the agreements evidencing the grants of the Delhaize EU PSUs underlying the converted PSUs. As soon as practicable after the effective time, Ahold will deliver to the holders of converted PSUs appropriate notices setting forth such holders’ rights, and the agreements evidencing the grants of the Delhaize EU PSUs underlying such converted PSUs will continue in effect on the same terms and conditions. As soon as practicable after the effective time, the remuneration committee of Ahold will take appropriate action to adjust any performance goals applicable to the converted PSUs in order to reflect appropriate performance goals of Ahold for the calendar year in which the effective time occurs and any subsequent calendar year during the performance-based vesting period, except that the performance goals applicable to the converted PSUs will not be materially more difficult to achieve than those applicable to the Delhaize EU PSUs and except that the remuneration committee of Ahold will comply with the performance-based vesting criteria applied by Delhaize in respect of any calendar year completed prior to the effective time and will not impose any additional performance-based vesting criteria in respect of any calendar year completed prior to the effective time.

Shareholder Approvals

Ahold Shareholder Approval

As a condition to the consummation of the merger, at the extraordinary general meeting of shareholders of Ahold (referred to in this prospectus as the Ahold EGM) or any subsequent Ahold EGM, as the case may be, the shareholders of Ahold must approve:

•	the merger proposal to effect the cross-border merger by the acquisition of Delhaize by Ahold, effective as from the effective time;

•	the appointment of the new members of the management board and the supervisory board of the combined company as described under “Governance and Management of the Combined Company” beginning on page 218 of this prospectus effective as from and conditional upon the effective time; and

•	the amendment of the Ahold articles of association as described under “The Merger Agreement—Governance and Management of the Combined Company—Articles of Association and Board Rules of the Combined Company” beginning on page 109 of this prospectus effective as from and conditional upon the effective time.

The adoption of the Ahold required resolutions requires a majority of the votes cast at the Ahold EGM, except that the Ahold required resolution relating to the approval of the merger proposal requires a two-thirds majority of votes cast if less than half of Ahold’s issued share capital is represented at the Ahold EGM. If the Ahold required resolutions are not approved at the initial Ahold EGM because no (valid or binding) vote could be taken at such Ahold EGM, Ahold will, at Delhaize’s request, convene a subsequent Ahold EGM. The same requirements apply at any subsequent Ahold EGM. The Ahold EGM will be held on [●] at [●]:[●], Central European Time, in [●].

As of December 31, 2015, Ahold directors, executive officers and their affiliates held and were entitled to vote 0.06% of the shares entitled to vote at the Ahold EGM.

Delhaize Shareholder Approval

In addition, as a condition to the consummation of the merger, at the Delhaize EGM or any subsequent Delhaize EGM, as the case may be, the Delhaize shareholders must approve:

•	the merger proposal, effective as from the effective time; and

•	the cross-border merger by the acquisition of Delhaize by Ahold in accordance with the terms of the merger proposal, effective as from and conditional upon the effective time, and hence the dissolution without liquidation of Delhaize.

The adoption of the Delhaize required resolutions requires a majority of at least 75% of the votes cast at the Delhaize EGM provided that at least half of Delhaize’s issued share capital is present or represented at the Delhaize EGM. If the Delhaize required resolutions are not approved at the initial Delhaize EGM because of a lack of quorum or any other reason due to which no (valid or binding) vote could be taken, Delhaize will, at Ahold’s request, convene a subsequent Delhaize EGM. If the quorum requirement is not satisfied at the initial Delhaize EGM, the Delhaize required resolutions may be adopted at a subsequent Delhaize EGM by a majority of at least 75% of the votes cast without such quorum requirement being satisfied. The Delhaize EGM will be held on [●] at [●]:[●], Central European Time, in [●], and, if on [●] the requisite quorum is not expected to be present at the Delhaize EGM to be held on [●], a subsequent Delhaize EGM will be held on [●] at [●]:[●], Central European Time, in [●].

As of December 31, 2015, Delhaize directors, executive officers and their affiliates held and were entitled to vote 0.17% of the shares entitled to vote at the Delhaize EGM.

In connection with their respective extraordinary general meetings, separate materials will be made available to shareholders of Ahold and Delhaize shareholders in accordance with applicable Dutch and Belgian laws.

Regulatory Approvals Required to Complete the Merger

In the merger agreement, Ahold and Delhaize have agreed to take all reasonable actions and do, and cooperate in doing, all things reasonably necessary, proper or advisable under applicable laws or otherwise to submit any regulatory filings that are required for the merger or the other transactions contemplated by the merger agreement. The following is a summary of the material regulatory approvals required for the consummation of the merger. There can be no assurance, however, if or when any of the approvals required to be obtained for the merger will be obtained or as to the conditions or limitations that such approvals may contain or impose.

United States Antitrust Clearance

Under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (referred to in this prospectus as the HSR Act), and related rules, the merger may not be completed until each party to the merger agreement files a Notification and Report Form with the Antitrust Division of the U.S. Department of Justice (referred to in this prospectus as the Antitrust Division) and the Federal Trade Commission (referred to in this prospectus as the FTC) and all statutory waiting period requirements have been satisfied. A transaction requiring notification under the HSR Act may not be completed until the expiration of a 30-calendar-day waiting period following the parties’ filing of their respective HSR Act Notification and Report Forms or the early termination of that waiting period. Ahold and Delhaize filed their respective Notification and Report Forms with the Antitrust Division and the FTC on July 8, 2015. On August 7, 2015, Ahold and Delhaize each received a request for additional information and documentary material (referred to in this prospectus as the second request) from the FTC in connection with the proposed business combination of Ahold and Delhaize. The second request is subject to the waiting period imposed by the HSR Act until 30 days after Ahold and Delhaize have substantially complied with this request, unless that period is extended voluntarily by the parties or terminated sooner by the FTC. Ahold and Delhaize are cooperating fully with the second request.

At any time before or after the consummation of the merger, the Antitrust Division or the FTC could take action under the United States antitrust laws, including seeking to prevent the merger, rescind the merger or to clear the merger subject to the divestiture of assets of Ahold or Delhaize or subject the merger to other remedies. In addition, U.S. state attorneys general could take action under the United States antitrust laws as they deem necessary or desirable in the public interest including without limitation seeking to enjoin the consummation of the merger or permitting the consummation subject to the divestiture of assets of Ahold or Delhaize or other remedies. Private parties may also seek to take legal action under United States antitrust laws under some circumstances. There can be no assurance that a challenge to the merger on antitrust grounds will not be made or, if such challenge is made, that it would not be successful.

EU Antitrust Clearance

The EU Merger Regulation requires notification of and approval by the European Commission of mergers or acquisitions involving parties with worldwide and EU sales exceeding specified thresholds. The EU Merger Regulation also provides for a means of changing the body reviewing a merger from the European Commission to the competition authority of an EU member state if certain conditions are met (a so-called “referral”). On this basis, the European Commission referred the review of the merger filing to the Belgian Competition Authority. Since the European Commission’s decision of October 22, 2015 to refer the review of the merger to the Belgian Competition Authority Ahold and Delhaize, after completing the pre-notification proceedings with the Belgian Competition Authority, submitted the formal notification on January 13, 2016. As of January 14, 2016, the Belgian Competition Authority has an initial period of 40 working days after receipt of the formal notification to issue its decision (referred to in this prospectus as the Phase I period). The Belgian Competition Authority may extend this Phase I period to 55 working days if, within the first 25 working days after submission of the notification, the parties propose remedies to address any antitrust concerns identified by the Belgian Competition Authority. The Belgian Competition Authority may open an extended “Phase II” investigation, which lasts up to 60 working days, and which can be extended to 80 working days if remedies are offered and may be extended further by request of the parties or by the Belgian Competition Authority with consent of the parties. The merger cannot be completed until after the Belgian Competition Authority has issued its clearance decision.

Antitrust Clearance in Other Jurisdictions

Ahold’s and Delhaize’s respective obligations to complete the merger are also subject to receipt of decisions under the applicable antitrust laws of the Republic of Serbia and the Republic of Montenegro allowing the merger or declaring that the merger does not considerably restrict, distort or prevent competition on the market of the Republic of Serbia and the Republic of Montenegro, as applicable. Ahold and Delhaize previously submitted notifications to the relevant antitrust agencies in the Republic of Serbia and the Republic of Montenegro, and on July 31, 2015 and September 7, 2015, Ahold and Delhaize received antitrust clearance in the Republic of Serbia and the Republic of Montenegro, respectively.

In addition to the regulatory approvals described above, the merger may require the approval of other governmental authorities under non-U.S. regulatory laws, such as under foreign merger control laws. If it is determined that other filings are required or advisable, it is possible that any of the governmental entities with which filings are made may seek, as conditions for granting approval of the merger, various regulatory concessions. Ahold currently is not aware of any material governmental approvals or actions that are required for the consummation of the merger other than those described above. It is currently contemplated that if any such additional material governmental approvals or actions are required, those approvals or actions will be sought.

General

There can be no assurances that all of the regulatory approvals described above will be obtained and, if obtained, there can be no assurances as to the timing of any approvals, Ahold’s and Delhaize’s ability to obtain the approvals on satisfactory terms or the absence of any litigation challenging such approvals. Governmental authorities may seek to block, delay, or otherwise require certain concessions, such as the divestiture of assets of Ahold or Delhaize or other remedies. Ahold’s and Delhaize’s respective obligations to complete the merger are conditioned upon the absence of any outstanding order, injunction, judgment, decree or other action of a competent governmental authority prohibiting, or making illegal, the consummation of the merger in accordance with the terms of the merger agreement.

In the merger agreement, subject to the limitations described below, the parties have agreed to use their reasonable best efforts to take all steps necessary to obtain and make effective, as soon as practicable, all necessary consents, registrations, approvals and authorizations from any person or governmental entity in order to consummate the transactions contemplated by the merger agreement, including the relevant antitrust clearances.

If, based on the discussions with the antitrust authorities of the United States, the EU (or the EU member state to which the decision has been referred), the Republic of Serbia or the Republic of Montenegro (referred to in this prospectus as the relevant antitrust authorities), it seems unlikely that any relevant antitrust authority will grant unconditional antitrust approval or an unconditional statement of no objection in respect of the merger, or to avoid or eliminate any legal impediment (including by defending through litigation on the merits) that is or may be asserted in relation to any relevant antitrust clearances, Ahold and Delhaize will, jointly and on the basis of mutual discussions, take all actions and cooperate to do all things necessary to obtain such antitrust approval or statement of no objection or to avoid the entry of, and the commencement of litigation seeking the entry of, or to effect the dissolution of, any injunction that would otherwise have the effect of materially delaying or preventing the consummation of the merger. These actions may include proposing, negotiating, committing to and effecting, by consent decree, hold separate orders or otherwise, the sale, divestiture or disposition of the parties’ (or any of their respective subsidiaries’) assets, properties or businesses, and the entrance into such other arrangements as are necessary to obtain such antitrust approval or statement of no objection or to avoid the entry of, and the commencement of litigation seeking the entry of, or to effect the dissolution of, such injunction. The parties will aim to agree on any of the foregoing actions that minimize the negative impact on the joint business and are necessary to obtain the relevant antitrust authorities’ approval.

Nothing contained in the merger agreement will, however, require or obligate Ahold, Delhaize or any of their subsidiaries to sell, transfer, divest, license or dispose, or agree to, or otherwise commit to, sell, transfer, divest, license, or dispose of, any assets (including any contract rights), shareholdings, properties or businesses if:

•	doing so would, individually or taken together with all such other actions, reasonably be expected to have a material adverse effect on the business, financial condition or operating results of Ahold, Delhaize and their respective subsidiaries, taken as a whole (referred to in this prospectus as a competition material adverse effect); or

•	the main objective is to grant to a third party a trade mark license in Belgium in respect of one or more of the key brands of Delhaize or its subsidiaries, or Ahold or its subsidiaries, which is mutually considered to have a substantial impact both in terms of duration and scope.

For additional information, see the section entitled “Risk Factors” beginning on page 34 of this prospectus.

Belgian Tax Ruling

The obligations of Ahold and Delhaize to consummate the merger are subject to, among other matters, the receipt of a ruling from the Belgian tax authorities, confirming that the merger will benefit from tax neutrality through the application of applicable Belgian laws (referred to in this prospectus as the Belgian tax ruling). Under the merger agreement, Ahold and Delhaize agreed to use their reasonable best efforts and cooperate to obtain the Belgian tax ruling. On October 13, 2015, Ahold and Delhaize obtained the Belgian tax ruling.

Accounting Treatment of the Merger

Under IFRS, the merger will be accounted for as an acquisition of Delhaize by Ahold under the acquisition method of accounting. The acquisition method of accounting is based on IFRS 3 Business Combinations and uses the fair value concepts defined in IFRS 13 Fair Value Measurements. IFRS 3 requires, among other things, that the assets acquired and the liabilities assumed be recognized by the acquiror at their fair values as of the acquisition date. In addition, IFRS 3 establishes that the consideration transferred is measured at the closing date of the merger at the then current market price of the Ahold ordinary shares to be issued to Delhaize shareholders and Delhaize ADS holders.

Dividend Policy

On April 30, 2015, Ahold paid a dividend of €0.48 per Ahold ordinary share for the financial year 2014, which dividend had been proposed by the Ahold management board with the approval of the Ahold supervisory board and approved by the Ahold general meeting on April 15, 2015. Ahold’s dividend policy has been to target a payout ratio in the range of 40-50% of adjusted income from continuing operations. While Ahold currently intends to continue to pay annual cash dividends following the consummation of the merger, the payment of any dividends in the future will be at the discretion of the management board of the combined company and will depend upon general business conditions, legal and contractual restrictions on the payment of dividends and other factors that the management board of the combined company may deem to be relevant.

Dissenters’ Rights of Appraisal

Under Belgian law, Delhaize shareholders are not entitled to exercise dissenters’, appraisal, cash exit or similar rights in connection with the merger.

Securities Exchange Listing of Ahold Ordinary Shares

It is a condition to the consummation of the merger that the Ahold ordinary shares to be issued to the Delhaize shareholders and Delhaize ADS holders as part of the merger have been approved for admission to listing and trading on Euronext Amsterdam and Euronext Brussels. As a result of the merger, Delhaize ordinary shares currently listed on Euronext Brussels will cease to be listed on Euronext Brussels.

No Securities Exchange Listing of Ahold ADSs

Upon the consummation of the merger, the Ahold ADSs which will be issued to Delhaize ADS holders in the merger will not be listed on any securities exchange. It is currently expected that Ahold ADSs will continue to trade in the over-the-counter market and will continue to be quoted on the OTCQX International marketplace under the symbol “AHONY.” As a result of the merger, Delhaize ADSs currently listed on the New York Stock Exchange will cease to be listed on the New York Stock Exchange.

Restrictions on Resale

All Ahold ordinary shares and Ahold ADSs to be received by Delhaize shareholders and Delhaize ADS holders in the merger are expected to be freely tradable, except that Ahold ordinary shares to be received in the merger by persons who become affiliates of Ahold for purposes of Rule 144 under the Securities Act of 1933, as amended (referred to in this prospectus as the Securities Act), may be resold by them only in transactions permitted by Rule 144, or as otherwise permitted under the Securities Act. Persons who may be deemed affiliates of Ahold generally include individuals or entities that control, are controlled by or are under common control with, Ahold and may include the directors and executive officers of Ahold as well as its principal shareholders.

A separate registration statement on Form F-6 has previously been filed to register Ahold ADSs to be issued in the merger. The registration statement on Form F-6 does not cover the resale of Ahold ADSs to be received by affiliates of Delhaize in the merger.

THE MERGER AGREEMENT

The following summary describes the material provisions of the merger agreement, a copy of which is attached as Annex A to this prospectus and incorporated by reference herein. The summary of the material provisions of the merger agreement below and elsewhere in this prospectus is qualified in its entirety by reference to the full text of the merger agreement. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. Ahold encourages you to read carefully the merger agreement in its entirety before making any decisions regarding the transactions contemplated therein as it is the legal document governing such transactions, including the merger.

The merger agreement and this summary of its terms have been included to provide you with information regarding the terms of the merger agreement and is not intended to provide any factual information about Ahold or Delhaize. The representations, warranties and covenants made in the merger agreement by Ahold and Delhaize are qualified and subject to important limitations agreed to by Ahold and Delhaize in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were made solely for the benefit of the parties to the merger agreement, and were negotiated with the principal purpose of allocating risk between the parties to the merger agreement, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality that may be different from that generally relevant to investors or applicable to reports and documents filed with United States Securities and Exchange Commission (referred to in this prospectus as the SEC), and are qualified by certain information of each of Ahold and Delhaize that was publicly available before the date of the merger agreement and by confidential disclosures that were made by each party to the other, which disclosures are not reflected in the merger agreement or otherwise publicly disclosed. The representations and warranties in the merger agreement will not survive the effective time or the termination of the merger agreement. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the merger agreement, which subsequent information may or may not be fully reflected in the public disclosures made by Ahold or Delhaize. For the foregoing reasons, the representations, warranties and covenants or any descriptions of those provisions should not be read alone, but instead should be read together with the information provided elsewhere in this prospectus and in the documents incorporated by reference into this prospectus. See the section entitled “Where You Can Find More Information” beginning on page 310 of this prospectus.

The Merger

Pursuant to the terms of the merger agreement and subject to the conditions set forth in the merger agreement, and in accordance with applicable law, Delhaize will be merged with and into Ahold. Following, and as a result of, the merger, the separate corporate existence of Delhaize will cease and Ahold will continue as the sole surviving company and, by operation of law, Ahold will succeed to and assume all of the rights and obligations as well as the assets and liabilities of Delhaize in accordance with applicable law.

Subject to the conditions set forth in the merger agreement, the parties will execute a Dutch notarial deed of cross-border merger, the contents of which will be in accordance with the merger terms described below under “—Merger Terms” beginning on page 111 of this prospectus, and will execute and deliver all other relevant legal and contractual documentation required pursuant to the merger agreement, and under each of Dutch law and Belgian law, as applicable, to properly consummate the merger. The consummation of the merger is referred to in this prospectus as the closing.

Closing, Closing Date and Effective Time

The closing will take place at a date and time to be specified by the parties, which will be no later than the fifth business day after satisfaction or, to the extent permitted by applicable law, waiver of the conditions under the merger agreement (other than those conditions that by their terms are to be satisfied at the closing, but subject to the satisfaction of such conditions at such time) in accordance with the merger agreement, at Allen & Overy LLP, Amsterdam office, unless another time, date or place is mutually agreed upon in writing by the parties. The date the closing occurs is referred to in this prospectus as the closing date.

The merger will be effective at 00:00 a.m. Central European Time on the first day after the closing date. The time the merger becomes effective is referred to in this prospectus as the effective time.

Treatment of Delhaize Ordinary Shares and Delhaize American Depositary Shares

At the effective time:

•	Ahold will issue for each issued and outstanding Delhaize ordinary share (other than any Delhaize ordinary share held in treasury by Delhaize or held by Ahold) the exchange ratio of 4.75 Ahold ordinary shares and all Delhaize ordinary shares will no longer be outstanding, will automatically be canceled and will cease to exist;

•	each Delhaize ordinary share held in treasury by Delhaize and each Delhaize ordinary share held by Ahold, if any, will no longer be outstanding and will be canceled and will cease to exist, and no consideration will be delivered in exchange therefor; and

•	each Delhaize ADS will no longer be outstanding and will be canceled in exchange for the right of the holder of such Delhaize ADS to receive, at its election

•	an amount of Ahold ADSs equal to the product of (v) the Delhaize ADS ratio, multiplied by (w) the exchange ratio divided by (x) the number of Ahold ordinary shares represented by one Ahold ADS; or

•	an amount of Ahold ordinary shares equal to the product of (y) the Delhaize ADS ratio multiplied by (z) the exchange ratio.

The number of Ahold ADSs or Ahold ordinary shares to be received by a Delhaize ADS holder in the merger for each Delhaize ADS held by such holder is referred to in this prospectus as the per ADS merger consideration.

No fractional Ahold ordinary shares or Ahold ADSs will be issued.

Each Ahold ordinary share or Ahold ADS issued in the merger will be entitled to the same rights, preferences and privileges as the other Ahold ordinary shares or Ahold ADSs, as applicable, including dividend rights. If the closing occurs after the 2016 annual general meeting of the shareholders of Ahold, any dividends with respect to Ahold’s financial year ending January 3, 2016 will only be paid with respect to those Ahold ordinary shares and Ahold ADSs that were outstanding prior to the closing. If the closing is expected to occur after the 2016 annual general meeting of the shareholders of Ahold and prior to the 2016 annual general meeting of the Delhaize shareholders, Delhaize will, under the merger agreement, have the right to propose to the Delhaize shareholders to accelerate the timing of its dividend with respect to Delhaize’s financial year ending December 31, 2015.

Each of Ahold and Delhaize will enter into appropriate arrangements (including to terminate the deposit agreement relating to the Delhaize ADSs) with the depositaries of Ahold and Delhaize relating to the Ahold ADSs and Delhaize ADSs, respectively, to give effect to the merger agreement.

Treatment of Delhaize Equity Awards

The merger proposal provides that Delhaize will take such actions as may reasonably be required to effect the following:

•

implement or, to the extent necessary, adjust the terms of each Delhaize EU option outstanding prior to the effective time, whether vested or unvested, so that such Delhaize EU option will become vested and fully exercisable in advance of the closing and establish prior to the closing a special exercise period so that the holder of each Delhaize EU option will obtain Delhaize ordinary shares following the exercise of such Delhaize EU option with each unexercised Delhaize EU option outstanding at the end of such exercise period being forfeited;

•	implement or, to the extent necessary, adjust the terms of each Delhaize US option outstanding prior to the effective time, whether vested or unvested, so that such Delhaize US option will be canceled and the holder of such Delhaize US option will receive in exchange for such Delhaize US option an amount in cash, without interest and subject to any required tax withholdings, equal to the excess, if any, of the Delhaize ADS value over the exercise price of such Delhaize US option;

•	implement or, to the extent necessary, adjust the terms of each Delhaize EU PSU outstanding prior to the effective time, whether vested or unvested, so that such Delhaize EU PSU will be canceled as from the effective time and the holder of such Delhaize EU PSU will receive in exchange for such Delhaize EU PSU a number of Ahold ordinary shares equal to the product of (i) the Delhaize EU PSU amount described below multiplied by (ii) the exchange ratio; this provision will however not apply to any Delhaize EU PSU held by members of the Delhaize executive committee, which will be treated as described below;

•	implement or, to the extent necessary, adjust the terms of each Delhaize US RSU/PSU outstanding prior to the effective time, whether vested or unvested, so that such Delhaize US RSU/PSU will be canceled as from the effective time and the holder of such Delhaize US RSU/PSU will receive in exchange for such Delhaize US RSU/PSU an amount in cash, without interest and subject to any required tax withholdings, equal to the cash value of the product of (i) the number of Delhaize ADSs subject to such Delhaize US RSU/PSU, assuming target-level achievement of applicable performance conditions, if any, multiplied by (ii) the last reported sale price of Delhaize ADSs on the New York Stock Exchange on the last complete trading day prior to the date of the effective time; and

•	terminate the Delhaize US incentive plans and the agreements evidencing the grants of the Delhaize US options and Delhaize US RSU/PSUs,

except that (i) the actions described in the second, third, fourth and fifth bullet points above will expressly be conditioned upon the consummation of the merger and will be of no effect if the merger agreement is terminated and (ii) fractional shares resulting from such actions will be treated in the same manner as fractional shares generally upon the consummation of the merger.

The Delhaize EU PSU amount referred to in the third bullet point above means, with respect to each Delhaize EU PSU, the sum of

•	the product of (i) the number of Delhaize ordinary shares subject to the applicable Delhaize EU PSU, based on the actual achievement of applicable performance conditions through the end of the calendar year immediately preceding the year in which the effective time occurs multiplied by (ii) a fraction, the numerator of which is the number of calendar years in the applicable Delhaize EU PSU performance-based vesting period completed prior to the calendar year in which the effective time occurs and the denominator of which is the total number of years in such performance-based vesting period, plus

•	the product of (i) the number of Delhaize ordinary shares subject to such Delhaize EU PSU, based on target-level achievement of applicable performance conditions multiplied by (ii) a fraction, the numerator of which is the number of calendar years in the applicable Delhaize EU PSU performance-based vesting period that have not been completed as of the calendar year in which the effective time occurs and the denominator of which is the total number of years in such performance-based vesting period.

Delhaize and Ahold will take such actions as may reasonably be required to effect the following, except that such actions will expressly be conditioned upon the consummation of the merger and will be of no effect if the merger agreement is terminated:

•	implement or, to the extent necessary, adjust the terms of each Delhaize EU PSU held by members of the Delhaize executive committee and outstanding prior to the effective time, whether vested or unvested, so that such Delhaize EU PSU will be converted into a converted PSU; and

•	at the effective time, Ahold will assume all the obligations of Delhaize under the Delhaize EU incentive plan and the agreements evidencing the grants of the Delhaize EU PSUs underlying the converted PSUs. As soon as practicable after the effective time, Ahold will deliver to the holders of converted PSUs appropriate notices setting forth such holders’ rights, and the agreements evidencing the grants of the Delhaize EU PSUs underlying such converted PSUs will continue in effect on the same terms and conditions. As soon as practicable after the effective time, the remuneration committee of Ahold will take appropriate action to adjust any performance goals applicable to the converted PSUs in order to reflect appropriate performance goals of Ahold for the calendar year in which the effective time occurs and any subsequent calendar year during the performance-based vesting period, except that the performance goals applicable to the converted PSUs will not be materially more difficult to achieve than those applicable to the Delhaize EU PSUs and except that the remuneration committee of Ahold will comply with the performance-based vesting criteria applied by Delhaize in respect of any calendar year completed prior to the effective time and will not impose any additional performance-based vesting criteria in respect of any calendar year completed prior to the effective time.

Ahold Cumulative Preferred Financing Shares

If any holder of Ahold cumulative preferred financing shares with a nominal value of €0.01 per share elects to convert such shares into Ahold ordinary shares prior to the closing, then Ahold will undertake to engage in a share buyback prior to the closing in accordance with applicable laws to offset the increase in the number of Ahold ordinary shares outstanding as a result of such conversion.

Ahold Capital Return

Immediately prior to the closing, the nominal issued and outstanding ordinary share capital of Ahold will be increased at the expense of the available (freely distributable) share premium reserves (algemene agioreserve) of Ahold by an aggregate amount equal to the Ahold capital return.

Following such increase, a reverse stock split will be effected such that the number of outstanding Ahold ordinary shares will decrease by a number equal to the number of Ahold ordinary shares that could have been repurchased with the Ahold capital return. Following such reverse stock split, the nominal issued and outstanding ordinary share capital of Ahold will be decreased by means of a repayment on the outstanding Ahold ordinary shares of an aggregate amount equal to the Ahold capital return.

Conditions to Closing

The respective obligation of each party to effect the merger is subject to the satisfaction or, to the extent permitted by applicable law, written waiver (either in whole or in part, except that any part that is not waived would otherwise be satisfied) by the parties jointly, at or prior to the closing date, of the following conditions:

•

the Ahold EGM or any subsequent Ahold EGM, as the case may be, has approved (i) the merger proposal effective as from the effective time, (ii) the appointment of directors of Ahold as described under “—Governance and Management of the Combined Company” beginning on page 106 of this prospectus effective as from and conditional upon the effective time and (iii) the amendment of the Ahold articles of association as described under “—Governance and Management of the Combined Company—Articles of Association and Board Rules of the Combined Company” beginning on page 109 of this prospectus effective as from and conditional upon the effective time (the items described in clauses (i), (ii) and (iii) are collectively referred to in this prospectus as the Ahold required resolutions);

•	the Delhaize EGM or any subsequent Delhaize EGM, as the case may be, has approved (i) the merger proposal effective as from the effective time and (ii) the cross-border merger by the acquisition of Delhaize by Ahold in accordance with the terms of the merger proposal, effective as from and conditional upon the effective time, and hence the dissolution without liquidation of Delhaize (the items described in clauses (i) and (ii) are collectively referred to in this prospectus as the Delhaize required resolutions);

•	(i) the expiration or termination of the applicable waiting periods under the HSR Act, (ii) a decision under applicable EU antitrust regulations declaring the merger compatible with the common market or, if such decision has been referred (in whole or in part) to a national antitrust authority of an EU member state, the requisite clearance by such national antitrust authority, (iii) a decision under applicable Serbian antitrust laws allowing the merger or declaring that the merger does not considerably restrict, distort or prevent competition on the market of the Republic of Serbia and (iv) a decision under applicable antitrust laws of the Republic of Montenegro allowing the merger or declaring that the merger does not considerably restrict, distort or prevent competition on the market of the Republic of Montenegro (collectively referred to in this prospectus as the relevant antitrust clearances);

•	a civil law notary (notaris) of Allen & Overy LLP, Amsterdam, has obtained the pre-merger certificate issued by a Belgian civil law notary in accordance with applicable Belgian laws (referred to in this prospectus as the pre-merger certificate);

•	the Ahold ordinary shares issuable to the Delhaize shareholders and Delhaize ADS holders in the merger have been approved for admission to listing and trading on the Euronext Amsterdam and Euronext Brussels stock exchanges;

•	the prospectus filed with the Dutch Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) (referred to in this prospectus as the AFM) has been approved by the AFM under Dutch law and has been passported into Belgium, in each case, in accordance with applicable laws;

•	the registration statement on Form F-4 of Ahold of which this prospectus forms a part (referred to in this prospectus as the registration statement) has been declared effective by the SEC under the Securities Act, and no stop order suspending the effectiveness of the registration statement is in effect and no proceedings for that purpose are pending;

•	no opposition by an Ahold creditor has been filed or, if filed, such opposition has been withdrawn, resolved or lifted by an enforceable court order by the relevant court of the Netherlands;

•	no governmental entity of competent jurisdiction has enacted, issued, promulgated, enforced or entered any order, injunction, judgment, decree or other action which is in effect and which prohibits or makes illegal the consummation of the merger in accordance with the terms of the merger agreement; and

•	Ahold and Delhaize have obtained the Belgian tax ruling.

In addition, each party’s obligation to effect the merger is also subject to the satisfaction or waiver (either in whole or in part, except that any part that is not waived would otherwise be satisfied) in writing by such party at or prior to the closing date of the following additional conditions:

•	no change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect relating to the other party has occurred since the date of the merger agreement which is continuing on the closing date;

•

the warranties of the other party (other than certain specified warranties relating to the other party’s share capital and the warranties relating to the absence of an event having a material adverse effect on the other party between, in the case of Ahold, December 28, 2014 and, in the case of Delhaize, December 31, 2014 and the date of the merger agreement) are true and accurate as of the closing date, as if made at and as of the closing date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of the other party’s warranties to be so true and accurate (disregarding any limitation as to “materiality” or “material adverse effect” set forth in the other party’s warranties), individually or in the aggregate, has not had, and would not reasonably be expected to have, a material adverse effect relating to the other party;

•	certain specified warranties of the other party relating to the other party’s share capital are true and accurate in all material respects as of the closing date, as if made at and as of the closing date (except to the extent expressly made as of an earlier date, in which case as of such earlier date);

•	the warranties of the other party relating to the absence of an event having a material adverse effect on the other party between, in the case of Ahold, December 28, 2014, and, in the case of Delhaize, December 31, 2014, and the date of the merger agreement are true and accurate as of the date of the merger agreement; and

•	the other party has performed in all material respects all covenants, agreements and obligations required to be performed by it under the merger agreement at or prior to the closing date;

and such party has received a certificate signed on behalf of the other party by an authorized representative of the other party dated as of the closing date certifying that the conditions described in the preceding five bullet points have been satisfied.

Delhaize’s obligation to effect the merger is also subject to the satisfaction or waiver (either in whole or in part, except that any part that is not waived would otherwise be satisfied) in writing by Delhaize at or prior to the closing date of the following additional condition:

•	Stichting Ahold Continuïteit (referred to in this prospectus as the Ahold Foundation) (i) has not exercised (either in whole or in part) its call option (referred to in this prospectus as the Ahold Foundation call option), which was granted pursuant to an agreement between the Ahold Foundation and Ahold, restated as of December 15, 2003, to acquire from Ahold a number of cumulative preferred shares in Ahold’s share capital with a nominal value of €500 each (referred to in this prospectus as the Ahold cumulative preferred shares) such that the total nominal value of the Ahold cumulative preferred shares so acquired is equal to (a) the total nominal value of all Ahold ordinary shares and all Ahold cumulative preferred financing shares, in each case issued and outstanding at the time of exercising the Ahold Foundation call option, minus (b) the total nominal value of any Ahold cumulative preferred shares held by the Ahold Foundation at such time or (ii) if the Ahold Foundation has exercised (either in whole or in part) the Ahold Foundation call option, has voted in favor of the Ahold required resolutions.

For purposes of the merger agreement, a “material adverse effect” on a party means any change, event or development that, individually or taken together with all such other changes, events or developments, has or would reasonably be expected to have a material adverse effect on the business, financial condition or operating results of such party or its subsidiaries, except that the following will not be considered in determining whether a material adverse effect has occurred:

•	any change, event or development generally affecting the industries in which such party and its subsidiaries operate, or any change, event or development in general economic or regulatory, legislative or political conditions or securities, credit, financial or other capital markets conditions, in each case in the Netherlands, Belgium, Great Britain, Greece, the United States or any other jurisdiction, in each case except to the extent that such change, event or development affects such party and its subsidiaries in a materially disproportionate manner relative to other businesses operating in the relevant geographic area and in the industries in which such party and its subsidiaries operate;

•	any change, event or development to the extent resulting from the execution and delivery of the merger agreement or the public announcement, pendency or consummation of the merger or any of the other transactions contemplated by the merger agreement, including shareholder litigation and the impact of such changes or developments on the relationships, contractual or otherwise, of such party or any of its subsidiaries with employees, labor unions, clients, customers, suppliers or partners (except that the exception described in this bullet point does not apply to any representation and warranty of such party relating to such party’s authority to execute and deliver, and perform its obligations under, the merger agreement and the absence of conflicts with its organizational documents or material contracts);

•	any change, event or development to the extent resulting from any failure of such party and its subsidiaries to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the facts and circumstances giving rise to such failure may be deemed to constitute, and may be taken into account in determining whether there has been, a material adverse effect if such facts and circumstances are not otherwise described in the first, second or fifth through eighth bullet points);

•	any change, in and of itself, in the market price, credit rating (with respect to such party or its securities) or trading volume of such party’s securities (it being understood that the facts and circumstances giving rise to such change may be deemed to constitute, and may be taken into account in determining whether there has been, a material adverse effect if such facts and circumstances are not otherwise described in the first, second or fifth through eighth bullet points);

•	any change or proposed change, after the date of the merger agreement, in applicable law, generally accepted accounting principles (referred to in this prospectus as GAAP) or IFRS (or, in each case, authoritative interpretation thereof);

•	geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of the merger agreement, except to the extent that such change, event or development affects such party and its subsidiaries in a materially disproportionate manner relative to other businesses operating in the relevant geographic area and in the industries in which such party and its subsidiaries operate;

•	any hurricane, tornado, flood, earthquake or other natural disaster, except to the extent that such change, event or development affects such party and its subsidiaries in a materially disproportionate manner relative to other businesses operating in the relevant geographic area and in the industries in which such party and its subsidiaries operate; or

•	any change, event or development to the extent resulting from any action by such party and its subsidiaries that is expressly required to be taken by the merger agreement.

Governance and Management of the Combined Company

Supervisory Board

Effective as from the effective time, the supervisory board of the combined company will be composed as follows:

•	seven new members of the supervisory board of the combined company to be designated by Delhaize before the merger publication date (referred to under the section “—Extraordinary General Meetings of Shareholders of Ahold and Delhaize Shareholders” beginning on page 111 of this prospectus); and

•	seven members of the supervisory board of the combined company who are current members of the Ahold supervisory board who will continue to serve on the supervisory board of the combined company.

The composition of the supervisory board of the combined company will continue to be such that all individuals are sufficiently qualified and have the experience and background that they can be reasonably expected to contribute to the future growth of the combined company and the realization of its strategy.

The chairman of the supervisory board of the combined company effective as from the effective time will be selected from the members of the supervisory board of the combined company designated by Delhaize and effective as from the effective time, the chairman will be Mr. Mats Jansson, the current chairman of the Delhaize board.

The supervisory board of the combined company will have two vice chairmen. The first vice chairman effective as from the effective time will be selected from the members of the supervisory board of the combined company designated by Ahold, and the second vice chairman effective as from the effective time will be selected from the members of the supervisory board of the combined company designated by Delhaize. Effective as from the effective time, the first vice chairman will be Mr. Jan Hommen, the current chairman of the Ahold supervisory board, and the second vice chairman will be Mr. Jacques de Vaucleroy, a current member of the Delhaize board.

When after the effective time the chief executive officer of the combined company will leave his position, the chairman of the supervisory board of the combined company will offer his resignation and the supervisory board of the combined company will appoint a new chairman. The role of the second vice chairman will then cease to exist.

In addition to the chairman and the first vice chairman, effective as from the effective time, the supervisory board of the combined company will also consist of (i) five or six individuals from the United States, (ii) three or four individuals from the Netherlands and (iii) three or four individuals from Belgium (including the second vice chairman, Mr. Vaucleroy). Effective as from the effective time, a minimum of four members of the supervisory board of the combined company must be of each gender.

The chairman and the vice chairman, who are selected from the members of the supervisory board of the combined company designated by Ahold, will together form the presidium of the supervisory board of the combined company (referred to in this prospectus as the presidium). The presidium will hold regular discussions with the chief executive officer and the deputy chief executive officer and chief integration officer of the combined company.

The supervisory board of the combined company will form the following committees effective as from the effective time:

•	an audit, finance & risk committee, to be chaired by a member of the supervisory board of the combined company designated by Delhaize;

•	a remuneration committee, to be chaired by a member of the supervisory board of the combined company designated by Delhaize;

•	a governance/nomination committee, to be chaired by a member of the supervisory board of the combined company designated by Ahold; and

•	a sustainability & innovation committee, to be chaired by a member of the supervisory board of the combined company designated by Ahold.

Each committee of the supervisory board of the combined company will consist of approximately four members.

Management Board

Effective as from the effective time, the management board of the combined company will be composed of six members fulfilling the following functions:

•	chief executive officer;

•	deputy chief executive officer and chief integration officer;

•	chief financial officer;

•	chief operating officer Europe;

•	chief operating officer USA; and

•	chief operating officer USA.

Effective as from the effective time, the chief operating officer Europe of the combined company will be responsible for managing the European operations (Belgium, the Netherlands, Luxembourg, Greece, the Republic of Serbia, Romania and the Czech Republic) and the Indonesian joint venture.

The composition of the management board will continue to be such that all individuals are sufficiently qualified and have the experience and background that they can be reasonably expected to contribute to the future growth of the combined company and the realization of its strategy.

The members of the management board will be appointed by the general meeting of shareholders of the combined company on the basis of a nomination by the supervisory board of the combined company.

Effective as from the effective time, Mr. Dick Boer will fulfill the function of chief executive officer, Mr. Frans Muller will fulfill the function of deputy chief executive officer and chief integration officer, Mr. Jeff Carr will fulfill the function of chief financial officer, Mr. Pierre Bouchut will fulfill the function of chief operating officer Europe and Mr. Kevin Holt and Mr. James McCann will each fulfill the function of chief operating officer USA.

Executive Committee

The day-to-day management of the combined company will be delegated to the executive committee of the combined company. The parties will take all actions necessary to ensure that, effective as from the effective time, the executive committee of the combined company will be composed of a minimum of eight and a maximum of ten members fulfilling at least the following functions:

•	chief executive officer;

•	deputy chief executive officer and chief integration officer;

•	chief financial officer;

•	chief operating officer Europe;

•	chief operating officer USA;

•	chief operating officer USA;

•	chief legal officer;

•	chief human resources officer; and

•	chief commercial officer.

The members of the executive committee of the combined company that are not members of the management board of the combined company will be selected by the chief executive officer and the deputy chief executive officer of the combined company jointly, and be appointed by the supervisory board of the combined company. The parties have acknowledged and agreed that any nomination for the executive committee of the combined company will be done fairly by both parties and be based on the “best person for the job” principle and with the support of an external party. All members of the executive committee of the combined company will report to the chief executive officer of the combined company.

Directors & Officers Insurance

The parties will procure that, effective as from the effective time, the combined company provides directors and officers insurance coverage for the benefit of the current and former members of the Delhaize board and Delhaize officers, including coverage for claims from Delhaize shareholders. Such insurance will provide run-off coverage for a period of six years following the closing date and will provide in all other respects substantially equivalent coverage as Delhaize’s directors and officers insurance policy in force as at the date of the merger agreement. The liability coverage of such insurance will be limited to $400 million.

As a result of the merger, effective as from the effective time, Ahold will also assume the indemnification obligations afforded by Delhaize to the directors and officers of Delhaize.

Head Office and Corporate Seat

Effective as from the effective time, the head office and corporate seat of the combined company will be located in the Netherlands, and the European head office will be located in Brussels, Belgium.

Name of the Combined Company

Effective as from the effective time, the name of the combined company will be “Koninklijke Ahold Delhaize N.V.,” subject to Ahold’s request to His Majesty The King of the Netherlands to confirm (bestendigen) Ahold’s royal predicate ‘Koninklijke’ being honored or, in the absence of such confirmation, “Ahold Delhaize N.V.” Subject to such confirmation, one of the combined company’s trade names will be “Royal Ahold Delhaize.”

Brands and suppliers in Belgium and Luxembourg

Following the merger, the Delhaize brand will be the combined company’s leading brand in Belgium and Luxembourg. Following the merger, the Delhaize/Lion stores will continue to be supplied by the current Delhaize distribution centers.

Articles of Association and Board Rules of the Combined Company

The articles of association of Ahold will be amended, effective as from the effective time, to the extent necessary to reflect the provisions described under the sections entitled “—Supervisory Board,” “—Management Board,” “—Executive Committee,” “—Head Office and Corporate Seat” and “—Name of the Combined Company.”

The parties will take all necessary actions to cause, effective as from the effective time, to the extent necessary, the provisions described under the sections entitled “—Supervisory Board,” “—Management Board,” “—Executive Committee,” “—Directors & Officers Insurance,” “—Head Office and Corporate Seat” and “—Name of the Combined Company” to be reflected in the rules of the executive committee and the management board of the combined company and the rules of the supervisory board of the combined company.

Employment and Benefits Matters

Transfer of Delhaize’s Employment Obligations

As a result of the merger and effective from the effective time, Ahold will assume all of Delhaize’s obligations under employment and contract law, including Delhaize’s benefit plans. Subject to applicable laws, for purposes of any employee benefit plan of Ahold and its affiliates providing benefits to any current or former employee of Ahold or Delhaize or any of their respective affiliates after the effective time, each Delhaize employee will be credited with his or her (i) years of service with Delhaize or any of their respective affiliates, (ii) eligibility to participate in or receive benefits under welfare benefit plans and (iii) incurred expenses, in each case, before the effective time, to the same extent as such employee was entitled, before the effective time, to such credit under Delhaize’s benefit plans.

Ahold and Delhaize also agreed that the foregoing would not be construed to (i) establish, amend, or modify any benefit or compensation plan, program, agreement, contract, policy or arrangement, (ii) limit the ability of Ahold or Delhaize or any of their respective subsidiaries or affiliates to amend, modify or terminate any benefit or compensation plan, program, agreement, contract, policy or arrangement at any time assumed, established, sponsored or maintained by any of them, (iii) create any third-party beneficiary rights or obligations in any person (including any employee) other than the parties to the merger agreement or any right to employment or continued employment or to a particular term or condition of employment with Ahold or Delhaize or any of their respective subsidiaries, or any of their respective affiliates, or (iv) limit the right of Ahold or Delhaize or any of their subsidiaries to terminate the employment or service of any employee or other service provider effective after the effective time at any time and for any or no reason.

Delhaize Transformation Plan

Delhaize agreed that it will continue the implementation of the reorganization and employment plan in Belgium as referred to in, and in accordance with, the collective bargaining agreements entered into between Delhaize and its employee unions on December 19, 2014, February 6, 2015 and February 23, 2015 and will keep Ahold reasonably informed on the progress of such implementation and communications with employee representative bodies in this respect.

Employee Consultation Procedures

Each party will use its reasonable best efforts to ensure that the information and/or consultation procedures with employee representative bodies and trade unions of the parties that are required to be completed in connection with the merger are completed as soon as possible following the date of the merger agreement.

The parties envision following and continuing the currently existing employee consultation and participation (medezeggenschap) structure, without creating additional special employee consultative bodies for the merger, and will if necessary submit this to the Delhaize EGM or any subsequent Delhaize EGM, or the Ahold EGM or any subsequent Ahold EGM, as applicable, for approval.

Representations and Warranties

The merger agreement contains reciprocal representations and warranties. Each of Ahold and Delhaize has made representations and warranties regarding, among other things:

•	corporate organization and valid existence;

•	absence of dissolution, liquidation, or insolvency proceedings;

•	due authorization, execution, delivery, validity and enforceability of the merger agreement and performance of obligations thereunder;

•	absence of any conflict with or violation of organizational documents or material agreements or obligations, including as a result of the execution of the merger agreement or the performance of the obligations thereunder;

•	capitalization;

•	financial statements;

•	absence of certain changes since, in the case of Ahold, December 28, 2014, and, in the case of Delhaize, December 31, 2014 to the date of the merger agreement;

•	accuracy of certain public disclosures and the data room information provided to the other party; and

•	compliance with applicable laws.

EU Prospectus

In coordination with the preparation and filing of the registration statement on Form F-4, of which this prospectus forms a part, Ahold will also prepare and file with the AFM a prospectus in accordance with applicable EU and Dutch laws (referred to in this prospectus as the EU prospectus).

Merger Terms

As soon as reasonably practicable after the date of the merger agreement, the parties will prepare the following documents (collectively referred to in this prospectus as the merger terms):

•	the merger proposal;

•	an explanation (toelichting / omstandig schriftelijk verslag) drawn up by each of the Ahold management board and the Delhaize board in accordance with applicable Dutch laws and Belgian laws, respectively; and

•	certain other statements in accordance with applicable Belgian and Dutch laws and other documents.

Except in the case of a delay of the filing of the merger terms and the merger publication date as described below under “—Extraordinary General Meetings of Shareholders of Ahold and Delhaize Shareholders” beginning on page 111 of this prospectus, as soon as practicable following the preparation of the merger terms the Ahold boards and the Delhaize board will approve the merger terms and the transactions contemplated by the merger terms. As soon as practicable following the approval of the merger terms by the Ahold boards and the Delhaize board, a civil law notary (notaris) of Allen & Overy LLP Amsterdam will be instructed to prepare the Dutch deed of merger.

Extraordinary General Meetings of Shareholders of Ahold and Delhaize Shareholders

As promptly as practicable after the last of (i) the date of approval by the Ahold boards of the merger terms; (ii) the date of approval by the Delhaize board of the merger terms; (iii) approval by the AFM of the EU prospectus; (iv) the date on which Ahold’s registration statement on Form F-4, of which this prospectus forms a part, becomes effective; and (v) the date on which all actions in relation to certain Delhaize real estate transfer formalities have been completed (such date is referred to in this prospectus as the merger publication date):

•	Ahold will (A) call the Ahold EGM, (B) to the extent required under applicable laws, (x) file the merger terms and related documents with the Dutch trade register and make such documents available at the offices of Ahold, (y) publish the required summary of the merger terms in the Official State Gazette (Staatscourant) in the Netherlands, and (z) publish a notice of the filing of the merger terms with the Dutch trade register in a Dutch nationally distributed daily newspaper; and (C) make the EU prospectus and the merger terms available to its shareholders, persons who have a special right against Ahold and employees at its registered office and on its website; and

•	Delhaize will (A) call the Delhaize EGM, (B) file the merger proposal with the clerk of the competent commercial court in accordance with applicable Belgian laws and (C) make the EU prospectus and the merger terms available to its respective shareholders and employees at its registered office in accordance with applicable Belgian laws and on its website, and distribute this prospectus, except that Ahold may (and Delhaize will be entitled to cause Ahold to), in each case after reasonable consultation with the other party, delay the filing by Ahold of the merger terms and delay the merger publication date for both parties if either party reasonably concludes that there is a reasonable likelihood that the parties would not be able to obtain the relevant antitrust clearances by the six-month anniversary of the date on which such filing would have otherwise occurred. Neither party may, however, delay the filing to a date that is later than the nine-month anniversary of the merger agreement, and if the merger publication date is delayed pursuant to the provision described in this paragraph Delhaize will be permitted to correspondingly delay the filing by it of the merger proposal.

The Ahold EGM will be held at least forty-two days (six weeks) after the convening notice, and the Delhaize EGM will be held no earlier than six weeks from the publication of the joint cross-border merger proposal in the annexes to the Belgian State Gazette (Bijlagen bij het Belgisch Staatsblad/Annexes au Moniteur Belge), but, in each case, in any event no later than 50 days after such convening notice or publication, as applicable. The parties will cooperate with each other to cause, to the extent reasonably practicable, the Ahold EGM and the Delhaize EGM to be held on the same date.

At the Ahold EGM, the shareholders of Ahold will be requested to deliberate on and vote in favor of certain resolutions, including the Ahold required resolutions. At the Delhaize EGM, the Delhaize shareholders will be requested to, among other things, to deliberate on and vote in favor of certain resolutions, including the Delhaize required resolutions.

In the event that on or after the date of the merger agreement and prior to a party’s extraordinary shareholders’ meeting (or any adjournment or postponement of such meeting), such party’s boards or board effect a change in recommendation, such change in recommendation will not limit or modify such party’s obligation to convene the extraordinary shareholders’ meeting and present the merger for approval at the extraordinary shareholders’ meeting and, if the merger agreement is not otherwise terminated by the parties in accordance with its terms, the merger proposal and the transactions contemplated by the merger proposal and by the merger agreement must be submitted to the shareholders at such party’s extraordinary shareholders’ meeting.

Creditors’ Opposition

In accordance with applicable laws, a one-month period for any creditors, holders of bonds (obligaties) or warrants (collectively referred to in this prospectus as the Ahold creditors) to oppose the merger under Dutch law will commence as of the day Ahold publishes the filing of the merger proposal in the Official State Gazette (Staatscourant) in the Netherlands and a Dutch nationally distributed daily newspaper. Ahold will promptly notify Delhaize upon receipt of notice of any pending or threatened opposition rights proceeding initiated by any Ahold creditor pursuant to Dutch law.

Regulatory and Antitrust Filings

Ahold and Delhaize agreed to take all reasonable actions and do, and cooperate in doing, all things reasonably necessary, proper or advisable under applicable laws or otherwise to submit any regulatory filings that are required for the merger or the other transactions contemplated by the merger agreement.

In particular, the parties agreed to use their reasonable best efforts to take all steps necessary to obtain and make effective as soon as practicable all necessary or advisable consents, registrations, approvals and authorizations from any person or governmental entity in order to consummate the transactions contemplated by the merger agreement, including the relevant antitrust clearances.

If, based on the discussions with the relevant antitrust authorities, it seems unlikely that any relevant antitrust authority will grant unconditional antitrust approval or an unconditional statement of no objection in respect of the merger, or to avoid or eliminate any legal impediment (including by defending through litigation on the merits) that is or may be asserted in relation to any relevant antitrust clearances, Ahold and Delhaize will, jointly and on the basis of mutual discussions, take all actions and cooperate to do all things necessary to obtain such antitrust approval or statement of no objection or to avoid the entry of, and the commencement of litigation seeking the entry of, or to effect the dissolution of, any injunction that would otherwise have the effect of materially delaying or preventing the consummation of the merger. These actions may include proposing, negotiating, committing to and effecting, by consent decree, hold separate orders or otherwise, the sale, divestiture or disposition of the parties’ (or any of their respective subsidiaries’) assets, properties or businesses, and the entrance into such other arrangements as are necessary to obtain such antitrust approval or statement of no objection or to avoid the entry of, and the commencement of litigation seeking the entry of, or to effect the dissolution of, such injunction. The parties will aim to agree on any of the foregoing actions that minimize the negative impact on the joint business and are necessary to obtain the relevant antitrust authorities’ approval.

Nothing contained in the merger agreement will, however, require or obligate Ahold, Delhaize or any of their subsidiaries to sell, transfer, divest, license or dispose, or agree to, or otherwise commit to, sell, transfer, divest, license or dispose any assets (including any contract rights), shareholdings, properties or businesses if:

•	doing so would, individually or taken together with all such other actions, reasonably be expected to have a competition material adverse effect; or

•	the main objective is to grant to a third party a trade mark license in Belgium in respect of one or more of the key brands of Delhaize or its subsidiaries or Ahold or its subsidiaries which is mutually considered to have a substantial impact both in terms of duration and scope.

Neither party will be required to take or agree to take any such action with respect to its business or operations unless the effectiveness of such agreement or action is conditioned upon the closing.

If the foregoing actions do not result in (i) the receipt of the relevant antitrust clearances or, where applicable, expiration or termination of applicable waiting periods in lieu of such consents or approvals and (ii) the avoiding of the entry, issuance, promulgation or enforcement of any orders, injunctions, judgments, decrees or other actions which would prohibit or make illegal the consummation of the merger in accordance with the terms of the merger agreement, the parties will

•	initiate or participate in any proceedings, whether judicial or administrative, in order to oppose or defend against any action by any governmental entity to prevent or enjoin the consummation of the merger and the other transactions contemplated by the merger agreement; and

•	use their reasonable best efforts to take such action as necessary to overturn any regulatory action by any governmental entity to block the consummation of the merger and the other transactions contemplated by the merger agreement.

Ahold and Delhaize will jointly determine the strategy relating to any relevant antitrust clearance, including with respect to any filing, notification, submission or communication with or to any relevant antitrust authority in relation to the merger and the other transactions contemplated by the merger agreement, and the parties will assist and cooperate with each other with respect to all requests and inquiries from any governmental entity.

Conduct of Business During Interim Period

Each of Ahold and Delhaize has agreed that, subject to applicable laws and except for any actions (i) expressly contemplated by the merger agreement, (ii) previously disclosed in writing to the other party as provided in the merger agreement or (iii) consented to in writing by the other party (which consent the other party may not unreasonably withhold, condition or delay and which will in any event be deemed to be given if no response is received within five business days of a written request by Ahold or Delhaize, as applicable), each of Ahold and Delhaize will, and will procure that each of its subsidiaries will, during period from the date of the merger agreement until the earlier of the effective time and the date on which the merger agreement is terminated in accordance with its terms, conduct its business in the ordinary course of business and consistent with past practice in all material respects and refrain from:

•	making any material changes to its or its subsidiaries’ legal, tax or accounting structure, principles or practices, except in the ordinary course of business consistent with past practice or as required or prompted by applicable laws;

•	amending the articles of association or similar constitutional document of Ahold or Delhaize, as applicable, except as required by applicable laws and, in the case of Delhaize, except for amendments to Delhaize’s articles of association necessary in connection with (i) the renewal of the authorization to purchase treasury shares, (ii) the exercise, vesting, settlement or forfeiture of any equity awards of Delhaize or (iii) the transfer of all or part of Delhaize’s assets and liabilities to a Belgian company that is, if the transfer occurs prior to the effective time, a subsidiary of Delhaize and, if the transfer occurs after the effective time, a subsidiary of Ahold (referred to in this prospectus as the hive-down);

•	in the case of Ahold and Delhaize only (and not in the case of any of their respective subsidiaries), declaring, making or paying any dividend or any distribution in cash or in kind, whether from capital or reserves, except that (i) each party will be entitled to pay its annual dividend in 2016 in an amount and in a manner consistent with past practice and (ii) in the case of Delhaize, Delhaize will be entitled to accelerate the timing of the payment of its annual dividend in 2016 in the event that Delhaize determines that the closing can reasonably be expected to occur between the date of the Ahold annual shareholders’ meeting and the date of the Delhaize annual shareholders’ meeting;

•	creating, issuing, granting, increasing, splitting, combining, amending the rights of, acquiring, repurchasing, reducing, repaying, redeeming or disposing of or encumbering any shares, or equity interests or derivative equity instruments, whether cash settled or physically settled, including options or phantom shares, in its capital, or any instruments convertible or exchangeable into its shares, in each case other than pursuant to the exercise, vesting, settlement or forfeiture of any rights under its incentive plans or outstanding equity awards, as applicable;

•	except for creating liens arising in the ordinary course of business or intragroup transactions, selling or disposing of, transferring, wholesaling, leasing, licensing, encumbering, creating, issuing or granting any third party rights over:

•	any of its or its subsidiaries’ material assets;

•	any of its or its subsidiaries’ material rights; and/or

•	any securities in any of its or its subsidiaries’ members;

except if the value of any such transaction does not exceed €50 million on an individual basis and €150 million in the aggregate;

•	providing, extending or renewing any guarantee or security for the obligations of any other party other than it or its subsidiaries, except in the ordinary course of business and in an amount not in excess of €50 million;

•	entering into any new material borrowings or changing or agreeing to change the principal terms of any material existing borrowings, other than (i) in the ordinary course of business consistent with past practice, (ii) foreign exchange or interest rate swap agreements entered into in the ordinary course and not for speculative purposes, (iv) any intragroup arrangements among it and/or its subsidiaries or (iv) in the case of Delhaize, requesting and implementing any amendment or waiver to the terms and conditions of certain of Delhaize’s Belgian bonds and/or exercising the issuer call option under the terms of certain of Delhaize’s Belgian bonds;

•

making or entering into any capital or investment commitments, other than (i) in the ordinary course of business, (ii) within the limits of the total amounts provided for in the capital expenditure information for 2015 and 2016 that was provided to the other party prior to the date of the merger agreement or (iii) capital or investment commitments with a value not exceeding €50 million on an individual basis and €150 million in the aggregate;

•	directly or indirectly acquiring by merging with, purchasing a substantial equity interest in or a substantial portion of the assets of, or making a substantial investment in or substantial loan or capital contribution to, any company, partnership or other business organization or undertaking that is not its wholly-owned subsidiary, except if the value of any such transaction does not exceed €50 million on an individual basis and €150 million in the aggregate;

•	entering into any material agreement, amending, extending or terminating any material contract, where for these purposes “material” contract includes (i) any contract involving annual payments of more than €50 million (other than contracts providing for the purchase of merchandise or other inventory in the ordinary course of business), or (ii) any multi-period contract (including for purchase of merchandise or other inventory) involving annual payments of more than €50 million, except that it may enter into or amend (A) any collective bargaining or other labor agreement, (B) any intra-group material contract, and (C) other contracts provided for in the budget 2015 or 2016;

•	entering into any new partnership agreement, joint venture agreement or other alliance of any nature whatsoever;

•	permitting any of its insurance to lapse or doing anything which would make any policy of insurance void or voidable, except that it will be entitled to renegotiate its existing insurance policies in the normal course of business so long as their coverage is not significantly affected;

•	except pursuant to, and to the extent required by, any applicable laws or existing benefit plan, increasing the remuneration (including fringe, change in control, retention, severance, retirement, death or disability benefits) or any other material benefits, or establish, amend, commence participation in, terminate or commit itself to the adoption of any benefit plans, equity incentive, severance, insurance, redundancy (including, without limitation, any social plans), pension or other employee benefit plan or collective bargaining agreement, whether in cash or in equity interests, of any employee, or make any material change in the provision of their employment;

•	except pursuant to, and to the extent required by, any applicable laws or existing benefit plan, becoming party to, establishing, amending, commencing participation in, terminating or committing itself to the adoption of any stock option plan or other stock-based compensation plan, accelerating the vesting of or lapsing of restriction with respect to any stock-based compensation or other long-term incentive compensation under any benefit plan or granting any stock option or other stock-based compensation award;

•	except pursuant to, and to the extent required by, any applicable laws or existing benefit plan, materially changing the consistency of application and the methodology of any actuarial or other assumptions used to calculate funding obligations with respect to any benefit plan or changing the manner in which contributions to such plans are made or the basis on which such contributions are determined;

•	except pursuant to, and to the extent required by, any applicable laws or existing benefit plan, amending the terms of employment or engagement of any members of its executive committee and of any of its or its subsidiaries’ senior vice presidents (and above), or terminating the employment agreements of any such individuals or entering into employment, agency or consultancy contracts with new members of its executive committee or its or its subsidiaries’ senior vice presidents (and above);

•	entering into any transaction which would be reasonably expected to prevent any of the actions contemplated by the merger agreement or the receipt of any material approval or material clearance, in any case as required in connection with the merger;

•

changing material methods of tax accounting or an annual accounting period, settling or compromising any audit or other proceeding relating to a material amount of tax, making or changing any material tax election, filing any material amended tax return, agreeing to any extension or waiver of the statute of limitations with respect to the assessment or determination of a material amount of taxes, entering into any closing agreement with respect to any material amount of tax or surrendering any right to claim any material tax refund, except, in each case (i) in the ordinary course of business consistent with past practice, (ii) as required by applicable laws or (iii) if the value thereof does not exceed €50 million on an individual basis and €150 million in aggregate;

•	compromising or settling any matter, case, claim, governmental investigation, criminal charge or litigation involving a payment by it or any of its subsidiaries exceeding €50 million (except for the payment in the ordinary course of business, of claims related to workers’ compensation, automobile and general liability), or that would oblige it or any of its subsidiaries to take any material action or impose any material restrictions on its or any of its subsidiaries’ business;

•	liquidating or dissolving, or passing a resolution to the same;

•	directly or indirectly soliciting, endeavoring to entice away, employing or offering to employ (whether as an employee, a consultant or in any other capacity):

•	any person who is employed by the other party or any of its subsidiaries; or

•	any director or member of management of the other party or any of its subsidiaries who has entered into, either directly or through a management company or otherwise, any consultancy agreement, management agreement or other service contract with the other party or any of its subsidiaries;

whether or not such person would commit any breach of his or her employment contract or service contract in leaving such employment or terminating such contract, except that (i) the placing of an advertisement of a post available to a member of the public generally and the recruitment of any employee or other person through an employment agency and the hiring of such employee as a result thereof will not constitute a breach of the provision described in this bullet point as long as neither party which is subject to this non-solicitation obligation nor any of its subsidiaries encourages or advises such agency to approach such employee or other person and (ii) the party in question will not be prohibited from employing any employee or other person referred to above if such party can demonstrate that such person was engaged in employment discussions with it or any of its subsidiaries prior to the date of the merger agreement; and

•	agreeing to any of the foregoing.

Acquisition Proposals

Each of Ahold and Delhaize has confirmed that it and its subsidiaries and their respective directors, officers and advisors were not, on the date of the merger agreement, in discussions or negotiations with any third party regarding an acquisition proposal.

Each of Ahold and Delhaize will procure that, until the effective time, it will not, and it will cause its subsidiaries, its and its subsidiaries’ officers, directors, employees and its representatives not to, directly or indirectly:

•	initiate, solicit, knowingly encourage (including by way of furnishing information), knowingly facilitate, or knowingly induce any inquiry or the making, submission or announcement of, any proposal or offer that constitutes, or could reasonably be expected to result in, an acquisition proposal;

•	subject to the exceptions described below, have any discussion with any person relating to an acquisition proposal, engage in any negotiations concerning an acquisition proposal, or knowingly facilitate any effort or attempt to make or implement an acquisition proposal;

•	subject to the exceptions described below, provide any confidential information or data to any person in relation to any proposal or offer that constitutes, or could reasonably be expected to result in, an acquisition proposal;

•	execute or enter into, or propose publicly to execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, business combination agreement, option agreement or other similar agreement (other than an acceptable confidentiality agreement as described below) regarding, or that could reasonably expected to result in, an acquisition proposal; or

•	propose publicly or agree to do any of the foregoing related to any acquisition proposal.

For purposes of the merger agreement, an acquisition proposal with respect to Ahold or Delhaize refers to any third party offer or proposal for, or any third party indication of interest in (in each case in a single transaction or in a series of related transactions):

•	any direct or indirect acquisition or purchase of 15% or more of outstanding Ahold ordinary shares or Delhaize ordinary shares or 15% or more of the voting power of Ahold or Delhaize, as applicable, or 15% or more of the consolidated gross assets or of assets comprising 15% or more of the consolidated revenue, net income or EBITDA of Ahold or Delhaize, as applicable (including in any case through the acquisition of all or a portion of one or more of their respective subsidiaries);

•	any public offer that, if consummated, would result in any person or group beneficially owning 15% or more of outstanding Ahold ordinary shares or Delhaize ordinary shares or voting power of Ahold or Delhaize, as applicable; or

•	any merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Ahold or Delhaize, as applicable, or any of their respective subsidiaries, in each case, which would result in any person or group beneficially owning 15% or more of outstanding Ahold ordinary shares or Delhaize ordinary shares or voting power of Ahold or Delhaize, as applicable, or of the surviving entity in such a transaction directly involving Ahold or Delhaize;

except that any proposal or offer relating to any purchase of assets of Ahold or Delhaize or any of their respective subsidiaries contemplated by the parties in connection with the performance of their obligations relating to obtaining the relevant antitrust clearances described under “—Regulatory and Antitrust Filings” beginning on page 112 above will not be deemed an acquisition proposal.

If, however, at any time following the date of the merger agreement and (i) in the case of Ahold, prior to the Ahold EGM adopting the Ahold required resolutions, or (ii) in the case of Delhaize, prior to the Delhaize EGM adopting the Delhaize required resolutions, Ahold or Delhaize, respectively, has received a bona fide written acquisition proposal from a third party that was not received or obtained in violation of the restrictions described in the second full paragraph under “—Acquisition Proposals” above, which the Ahold boards or the Delhaize board, respectively, determines in good faith (after consultation with its outside legal counsel and financial advisors) constitutes, or would reasonably be expected to lead to, a superior proposal, then Ahold or Delhaize, as applicable, may:

•	engage in discussions or negotiations with such person with respect to the acquisition proposal; and

•	furnish non-public information to such person that has delivered such bona fide written acquisition proposal, if:

•	prior to so furnishing such information or engaging in any such discussion or negotiations, as the case may be, the applicable party receives from such person an executed confidentiality agreement with confidentiality terms no less restrictive, in the aggregate, than those contained in the confidentiality agreement, dated April 24, 2015, between Ahold and Delhaize; and

•	any non-public information concerning Ahold or Delhaize, as applicable, provided or made available to such person will, to the extent not previously provided or made available to Ahold or Delhaize, as applicable, be provided or made available to such party as promptly as reasonably practicable (and in no event later than twenty-four hours) after it is provided or made available to such person.

For purposes of the merger agreement, a superior proposal refers, with respect to Ahold or Delhaize, to a third party bona fide written acquisition proposal which, if consummated, would result in such third party (or in the case of a direct merger between such third party and Ahold or Delhaize, as applicable, the shareholders of such third party) acquiring, directly or indirectly, all of the outstanding Ahold ordinary shares or Delhaize ordinary shares or voting power of Ahold or Delhaize, as applicable, or all of the assets of Ahold and its subsidiaries or of Delhaize and its subsidiaries, as applicable, including in each case through the acquisition of one or more Ahold subsidiaries or Delhaize subsidiaries owning such assets, and which:

•	(i) in the case of Delhaize, provides for a valuation or implied valuation per Delhaize ordinary share that is at least 5% higher than the valuation per Delhaize ordinary share implied by the exchange ratio based upon the volume weighted average trading price of Ahold ordinary shares over the ten trading days prior to the first public announcement or public dissemination of an acquisition proposal from the third party making the acquisition proposal that is determined to be a superior proposal (or, if earlier, from the date on which such third party publicly announced its intention to make an acquisition proposal) or (ii) in the case of Ahold, provides for a valuation or implied valuation per Ahold ordinary share that is at least 5% higher than the volume weighted average trading price of Ahold ordinary shares over the ten trading days prior to the first public announcement or public dissemination of an acquisition proposal from the third party making the acquisition proposal that is determined to be a superior proposal (or, if earlier, from the date on which such third party publicly announced its intention to make an acquisition proposal); and

•	is otherwise on terms that the Ahold boards (in respect of a superior proposal concerning Ahold) or the Delhaize board (in respect of a superior proposal concerning Delhaize), as applicable, determines in good faith (following receipt of the advice of its financial advisors and outside legal counsel), taking into account, among other things all legal, financial, non-financial, business, strategic, governance, regulatory, timing and other aspects of the acquisition proposal and the merger agreement deemed relevant by such board (including conditions to, expected timing and risks of consummation of, and the ability of the party making such proposal to obtain financing for such acquisition proposal), are more favorable in the aggregate to Ahold and its stakeholders or Delhaize and its stakeholders, as the case may be, than the transactions contemplated by the merger agreement;

in each case of the provisions described in the immediately preceding two bullet points, after taking into account any changes to the merger agreement proposed in writing by Ahold in response to the change in recommendation notice from Delhaize or the change in recommendation notice from Ahold, as applicable, described below.

From and after the date of the merger agreement, Ahold or Delhaize, as applicable, will promptly (and in any event within twenty-four hours), notify the other party if it or one of its subsidiaries or representatives receives from any person (i) any acquisition proposal or any proposal that could reasonably be expected to result in an acquisition proposal or (ii) any inquiry or request for discussions or negotiations regarding any acquisition proposal. Ahold or Delhaize, as applicable, will notify the other party orally and in writing promptly (and in any event within twenty-four hours) of the identity of such person and provide a copy of such acquisition proposal, indication, inquiry or request or, if no such copy is available, a reasonably detailed description of such acquisition proposal, indication, inquiry or request. Subject to applicable law, Ahold or Delhaize, as applicable, will keep the other party reasonably informed on a current basis of the status of any acquisition proposal (or any proposal that could reasonably be expected to result in an acquisition proposal), inquiry or request, and any material developments, discussions and negotiations related thereto.

On the basis that the merger is in its and its stakeholders’ (including its shareholders’) best interest, each of Ahold and Delhaize confirmed that

•	except as described below, the Ahold boards or the Delhaize board, as applicable, will not revoke or modify, amend or qualify the recommendation that its shareholders vote in favor of the resolutions to be submitted to its shareholders at the Ahold EGM or Delhaize EGM, as applicable, in a manner adverse to the other party or otherwise publicly propose or authorize to do so;

•	if after the date of the merger agreement an acquisition proposal with respect to Ahold or Delhaize is publicly announced or disclosed or any person has publicly announced an intention to make such acquisition proposal, the Ahold boards or the Delhaize board, as applicable, will reaffirm its recommendation that its shareholders vote in favor of the resolutions to be submitted at the Ahold EGM or Delhaize EGM, as applicable, within ten business days after receipt of a written request from the other party to do so (or such fewer number of days as remain prior to the Ahold EGM or Delhaize EGM, as applicable, or any subsequent Ahold EGM or Delhaize EGM, as applicable); and

•	the Ahold boards or the Delhaize board, as applicable, will not approve, recommend or propose publicly to approve or recommend (or, in the case of an acquisition proposal which is a public offer, fail to recommend against such public offer within ten business days of the announcement of such public offer or such fewer number of days as remain prior to the Ahold EGM or Delhaize EGM, as applicable, (or, if applicable, any subsequent Ahold EGM or Delhaize EGM, as applicable)) any acquisition proposal with respect to Ahold or Delhaize, as applicable.

The Ahold boards may, at any time prior to the Ahold EGM adopting the Ahold required resolutions, effect a change in recommendation, and the Delhaize board may, at any time prior to the Delhaize EGM adopting the Delhaize required resolutions, effect a change in recommendation, in each case, if Ahold or Delhaize, as applicable, receives an acquisition proposal that did not result from a breach of the provisions described under “—Acquisition Proposals” (and as to which Ahold or Delhaize, as applicable, complied with the provisions described under “—Acquisition Proposals”) which the Ahold boards or the Delhaize board, as applicable, determines in good faith (after consultation with its outside legal counsel and financial advisors) constitutes a superior proposal, in each case only after having complied with, and giving effect to all of the adjustments which may be offered by the other party, pursuant to the provisions described below.

Neither the Ahold boards nor the Delhaize board will be entitled to effect a change in recommendation unless:

•	Ahold or Delhaize, as applicable, has provided the other party with a written notice (referred to in this prospectus as a change in recommendation notice) that Ahold or Delhaize, as applicable, intends to take such action, which notice includes an unredacted copy of the superior proposal that is the basis of such action (including the identity of the third party making the superior proposal and all debt financing materials and other material ancillary documents related thereto, if any) and written notice of the material terms of the superior proposal which enabled the Ahold boards or the Delhaize board, as applicable, to make the determination that the acquisition proposal is a superior proposal;

•	during the ten calendar day period following receipt by the other party of the change in recommendation notice of Ahold or Delhaize, as applicable, Ahold or Delhaize, as applicable, will, and will cause its representatives to, negotiate with the other party in good faith (to the extent the other party desires to negotiate) to make such adjustments in the terms and conditions of the merger agreement so that such superior proposal ceases to constitute a superior proposal; and

•	following the end of the ten calendar day period, the Ahold boards or the Delhaize board, as applicable, has determined in good faith, after consultation with its financial and outside legal advisors, taking into account any changes to the merger agreement proposed in writing by the other party in response to the change in recommendation notice or otherwise, that the superior proposal giving rise to the change in recommendation notice continues to constitute a superior proposal.

Any amendment to the financial terms or any other material amendment of such superior proposal will require a new change in recommendation notice, and Ahold or Delhaize, as applicable, will be required to comply again with the above requirements, except that for purposes of any new change in recommendation notice, references to the ten calendar day period above will be deemed to be references to a five calendar day period.

Other Covenants and Agreements

The merger agreement contains certain other covenants and agreements, including covenants relating to, among other matters:

•	the resignation and discharge of Delhaize directors;

•	the admission to listing and trading of the Ahold ordinary shares to be issued in the merger on Euronext Amsterdam and Euronext Brussels;

•	consultation between Ahold and Delhaize in connection with public announcements with respect to the merger and the other transactions contemplated by the merger agreement;

•	the cooperation of the parties in connection with the preparation of Ahold’s registration statement on Form F-4 of which this prospectus forms a part and the EU prospectus;

•	certain other statements to be issued in accordance with applicable Belgian and Dutch laws;

•	the parties using reasonable best efforts to cause the Delhaize ADSs to be delisted from the New York Stock Exchange;

•	certain real estate transfer formalities required to be completed in connection with the merger;

•	Ahold filing a request with His Majesty The King of the Netherlands to confirm (bestendigen) Ahold’s royal predicate ‘Koninklijke’;

•	certain tax matters;

•	the termination of Delhaize’s existing credit facility on or prior to the closing date;

•	the cooperation of the parties and the use of their respective reasonable best efforts to consummate the merger and the other transactions contemplated by the merger agreement, including with respect to the hive-down;

•	the notification of certain events or changes;

•	the access by each party to certain information about the other party during the period prior to the effective time;

•	each party giving the other party the opportunity to participate in the defense or settlement of any shareholder litigation brought against such party; and

•	exercise of complete control and supervision by each party over its respective operations and the operations of its respective subsidiaries prior to the effective time consistent with the terms and conditions of the merger agreement.

Termination of the Merger Agreement

The merger agreement may be terminated immediately:

•	by Ahold and Delhaize jointly, if they so explicitly agree in writing;

•	by notice in writing given by either Ahold or Delhaize to the other party if the merger has not occurred by the earlier of (i) the fifteen month anniversary of the date of the merger agreement and (ii) the six month anniversary of the date of filing of the merger terms with the Dutch trade register (which date is referred to in this prospectus as the termination date), except that the right to terminate the merger agreement pursuant to the provision described in this bullet point may not be exercised by any party whose failure to perform any covenant, agreement or obligation under the merger agreement in any material respect was the primary cause of, or primarily resulted in, the failure to consummate the merger on or before the termination date;

•

by notice in writing given by either of Ahold or Delhaize, if either (i) the Ahold EGM (or, if applicable, any subsequent Ahold EGM) has taken a valid and binding vote on the Ahold required resolutions and the Ahold required resolutions have not been adopted (except that any termination by Ahold pursuant to this bullet point in circumstances where Delhaize would have been entitled to terminate the merger agreement pursuant to the last bullet point of this paragraph will have the same effect as if Delhaize did in fact terminate the merger agreement pursuant to the last bullet point of this paragraph), or (ii) the Delhaize EGM (or, if applicable, any subsequent Delhaize EGM) has taken a valid and binding vote on the Delhaize required resolutions and the Delhaize required resolutions have not been adopted;

•	by notice in writing given by Ahold prior to the adoption of the Delhaize required resolutions, if Delhaize has effected a change in recommendation;

•	by notice in writing given by Delhaize prior to the adoption of the Ahold required resolutions, if Ahold has effected a change in recommendation;

•	by notice in writing given by either Ahold or Delhaize if any governmental entity of competent jurisdiction has enacted, issued, promulgated, enforced or entered any order permanently enjoining or otherwise prohibiting or making illegal the consummation of the merger and such order has become final and non-appealable, except that the right to terminate the merger agreement pursuant to the provision described in this bullet point may not be exercised by any party whose failure to perform any covenant, agreement or obligation under the merger agreement in any material respect has been the primary cause of, or primarily resulted, in the occurrence of such order;

•	by notice in writing given by either Ahold or Delhaize to the other party in case of (i) a breach of any of the covenants, agreements or obligations of the other party set forth in the merger agreement or (ii) any inaccuracy of any of the representations or warranties of the other party set forth in the merger agreement, in the case of each of clause (i) and (ii), to the extent such breach or inaccuracy, either individually or taken together:

•	would result in, if occurring or continuing on the closing date, the failure of the conditions to the obligation of Ahold or Delhaize, as applicable, to effect the merger relating to the accuracy of the other party’s representations and warranties or the other party’s performance of its covenants to be satisfied; and

•	is incapable of being remedied, or is not remedied, by the other party by the termination date or, if capable of being remedied by the termination date, the other party has not commenced good faith efforts to remedy such breach within ten business days after receipt by the other party of a written notice of such breach from Ahold or Delhaize, as applicable; or

•	by notice in writing given by Delhaize if the Ahold Foundation call option has been exercised and the Ahold EGM (or, if applicable, any subsequent Ahold EGM) has taken a valid and binding vote on the Ahold required resolutions and the Ahold required resolutions have not been adopted.

Termination Fees Relating to the Merger

Each party has agreed to pay to the other party a gross amount of €150 million (referred to in this prospectus as the termination fee) in cash, immediately upon first written request therefor from the other party and without defense or set-off of any kind (except if such party has previously actually paid the other party’s expenses as described below):

•	if the merger agreement is terminated by the other party upon such party effecting a change in recommendation prior to the adoption of the required resolutions by such party’s shareholders;

•	if the merger agreement is terminated by the other party upon such party’s breach of any of its covenants, agreements or obligations set forth in the merger agreement pursuant to the seventh bullet point of the first paragraph under “—Termination of the Merger Agreement”; or

•

if (i) a bona fide acquisition proposal has been made directly to such party’s shareholders or any person has publicly announced an acquisition proposal with respect to such party (or any person has publicly announced an intention (whether or not conditional) to make an acquisition proposal with respect to such party) or any acquisition proposal with respect to such party otherwise becomes publicly known, in each case, after the date of the merger agreement and prior to the extraordinary general meeting of such party’s shareholders (or any subsequent meeting), (ii) the merger agreement is terminated due to the failure of the merger having occurred by the termination date pursuant to the provision described in the second bullet point of the section entitled “—Termination of the Merger Agreement” or due to the failure of such party’s shareholders to adopt the required resolutions pursuant to the provision described in the third bullet point of the section entitled “—Termination of the Merger Agreement” or due to such party’s breach of the merger agreement pursuant to the provision described in the seventh bullet point of the section entitled “—Termination of the Merger Agreement,” and (iii) such party enters into a definitive agreement with respect to a transaction contemplated by an acquisition proposal or consummates such a transaction, irrespective of whether it is the same acquisition proposal that is referenced in clause (i) of this bullet point, in each case, within twelve months of the date the merger agreement is terminated (except that, for purposes of clause (iii) of this bullet point only, each reference in the definition of acquisition proposal to “15% or more” will be deemed to be “more than 50%”).

Any payment obligation of Ahold or Delhaize pursuant to the provisions described above will exist regardless of whether there is an attributable failure (toerekenbare tekortkoming) by Ahold or Delhaize, as applicable.

Exclusive Remedy

Each party has waived any (potential) right it might have to request mitigation of its liability under the provisions described under “—Termination Fees Relating to the Merger” in any manner (in legal proceedings or otherwise). The parties have acknowledged and agreed that in the event the termination fee becomes payable and is paid by Delhaize or by Ahold, as applicable, such termination fee will be the other party’s sole and exclusive remedy for monetary damages under the merger agreement, and in no event will Delhaize or Ahold be required to pay the termination fee or the expense fee (as described below), as applicable, on more than one occasion.

Costs and Expense Fee

Except where the merger agreement provides otherwise, each party will pay its own costs relating to the negotiation, preparation, execution and performance of the merger agreement and any documents executed pursuant thereto.

In the event that the merger agreement is terminated due to the failure by a party’s shareholders to adopt the required resolutions pursuant to the provision described in the third bullet point of the section entitled “—Termination of the Merger Agreement,” then such party will pay, immediately upon first written request therefor from the other party and without defense or set-off of any kind, to the other party an amount in cash equal to the lesser of (i) €30 million and (ii) the aggregate of all reasonable and documented out-of-pocket fees and expenses incurred by the other party in connection with the preparation, negotiation, execution and performance of the merger agreement, any filings or submissions under applicable laws in connection with the merger or any other matter related to the merger or the other transactions contemplated by the merger agreement (referred to in this prospectus as the expense fee), and thereafter such party will be obligated to pay to the other party the termination fee (less the amount of the expense fee previously actually paid to the other party pursuant to the provision described in this paragraph) in the event the termination fee is payable to the other party pursuant to the provision described in the third bullet point of the section entitled “—Termination Fees Relating to the Merger.”

Modification or Amendment

The merger agreement may be amended, modified or supplemented only by a written instrument executed and delivered by each of the parties, except that after the Ahold EGM (or any subsequent Ahold EGM) and the

Delhaize EGM (or any subsequent Delhaize EGM) have approved the Ahold required resolutions and the Delhaize required resolutions, as applicable, no amendment may be made for which any applicable law or the rules of any relevant stock exchange requires further approval by such shareholders without such further approval.

Extension and Waiver

At any time prior to the merger becoming effective, a party may:

•	extend the time for the performance of any of the obligations or other acts of the other party;

•	waive any inaccuracies in the representations and warranties of the other party contained in the merger agreement or in any document delivered pursuant to the merger agreement;

•	in whole or in part waive compliance with any covenants and agreements of the other party contained in the merger agreement; or

•	waive the satisfaction of any of the conditions to such party’s obligation to close the merger contained in the merger agreement.

No extension or waiver by a party will require the approval of such party’s shareholders, unless such approval is required by applicable law. Any agreement on the part of a party to any such extension or waiver will be valid only if set forth in an instrument in writing signed on behalf of such party. The rights of any party will not be prejudiced or restricted by any indulgence or forbearance extended to any other party, and no waiver by any party in respect of any breach will operate as a waiver in respect of any subsequent breach.

Specific Performance; No Rescission

The parties have acknowledged that irreparable damage would occur if any of the provisions of the merger agreement were not performed in accordance with their specific terms or were otherwise breached and agreed that monetary damages, even if available, would not be an adequate remedy therefor and therefore fully intended for specific performance to be an available remedy for breaches of the merger agreement. The parties have therefore agreed that, prior to the termination of the merger agreement pursuant to its terms, the parties are entitled to an injunction or injunctions in accordance with the terms of the merger agreement to prevent breaches of the merger agreement and to specifically enforce (nakoming) the terms thereof, without proof of damages, in addition to any other remedy to which they are entitled.

Each party has waived its rights to in whole or in part annul, rescind or dissolve, request in whole or in part the annulment, rescission, dissolution or cancellation, or to seek the alteration of, the merger agreement under Dutch law.

Governing Law

The merger agreement is governed by, and will be construed and enforced in accordance with, Dutch law, regardless of the laws that might otherwise govern under applicable principles of conflict of laws thereof.

Arbitration

Without prejudice to the right of each party to seek injunctive relief in court in aid of arbitration, any dispute, claim, difference or controversy arising out of, relating to or having any connection with the merger agreement, will be referred to and finally resolved by arbitration under the Rules of Arbitration of the International Chamber of Commerce, including the provisions of Article 29 and Appendix V of such rules. The place of arbitration will be Geneva, Switzerland. The language of arbitration will be English.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

The following unaudited pro forma condensed combined financial information (referred to for the purposes of this section as the unaudited pro forma financial information) is presented for illustrative purposes only to give effect to the merger of Delhaize into Ahold. The unaudited pro forma financial information includes the historical results of Ahold and Delhaize, which are presented in accordance with IFRS as issued by the IASB.

At the effective time of the merger, upon the terms and subject to the conditions of the merger agreement:

•	Ahold will issue for each issued and outstanding Delhaize ordinary share (other than any Delhaize ordinary share held in treasury by Delhaize or held by Ahold) 4.75 Ahold ordinary shares and all Delhaize ordinary shares will no longer be outstanding, will automatically be canceled and will cease to exist;

•	each Delhaize ordinary share held in treasury by Delhaize and each Delhaize ordinary share held by Ahold, if any, will no longer be outstanding and will be canceled and will cease to exist, and no consideration will be delivered in exchange therefor; and

•	each Delhaize ADS will no longer be outstanding and will be canceled in exchange for the right of the holder of such Delhaize ADS to receive, at its election:

•	an amount of Ahold ADSs equal to the product of (v) the number of Delhaize ordinary shares represented by one Delhaize ADS (referred to in this prospectus as the Delhaize ADS ratio), multiplied by (w) the exchange ratio divided by (x) the number of Ahold ordinary shares represented by one Ahold ADS; or

•	an amount of Ahold ordinary shares equal to the product of (y) the Delhaize ADS ratio multiplied by (z) the exchange ratio.

It is expected that, if all of the Delhaize ordinary shares and Delhaize ADSs outstanding on January 8, 2016 are exchanged pursuant to the merger, Ahold would issue Ahold ordinary shares (including Ahold ordinary shares represented by Ahold ADSs but excluding any Delhaize equity awards which are discussed below) with an aggregate estimated fair value of €9,561 million based on the €19.38 closing price of the Ahold ordinary shares on Euronext Amsterdam on January 8, 2016.

Treatment of Delhaize Equity Awards

The merger proposal provides that Delhaize will take such actions as may reasonably be required to effect the following:

•	implement or, to the extent necessary, adjust the terms of each Delhaize EU option, outstanding prior to the effective time, whether vested or unvested, so that such Delhaize EU option will become vested and fully exercisable in advance of the closing and establish prior to the closing a special exercise period so that the holder of each Delhaize EU option will obtain Delhaize ordinary shares following the exercise of such Delhaize EU option, with each unexercised Delhaize EU option outstanding at the end of such exercise period being forfeited;

•	implement or, to the extent necessary, adjust the terms of each Delhaize US option, outstanding prior to the effective time, whether vested or unvested, so that such Delhaize US option will be canceled and the holder of such Delhaize US option will receive in exchange for such Delhaize US option an amount in cash, without interest and subject to any required tax withholdings, equal to the excess, if any, of the last reported sale price of Delhaize ADSs on the New York Stock Exchange on the last complete trading day prior to the date of the effective time over the exercise price of such Delhaize US option;

•	implement or, to the extent necessary, adjust the terms of each Delhaize EU PSU outstanding prior to the effective time, whether vested or unvested, so that such Delhaize EU PSU will be canceled as from the effective time and the holder of such Delhaize EU PSU will receive in exchange for such Delhaize EU PSU a number of Ahold ordinary shares equal to the product of (i) the Delhaize EU PSU amount described in the section entitled “The Merger—Treatment of Delhaize Equity Awards” beginning on page 93 of this prospectus multiplied by (ii) the exchange ratio; this provision will however not apply to any Delhaize EU PSU held by members of the Delhaize executive committee, which will be treated as described in the section entitled “The Merger—Treatment of Delhaize Equity Awards” beginning on page 93 of this prospectus;

•	implement or, to the extent necessary, adjust the terms of each Delhaize US RSU/PSU, outstanding prior to the effective time, whether vested or unvested, so that such Delhaize US RSU/PSU will be canceled as from the effective time and the holder of such Delhaize US RSU/PSU will receive in exchange for such Delhaize US RSU/PSU an amount in cash, without interest and subject to any required tax withholdings, equal to the cash value of the product of (i) the number of Delhaize ADSs subject to such Delhaize US RSU/PSU, assuming target-level achievement of applicable performance conditions, if any, multiplied by (ii) the last reported sale price of Delhaize ADSs on the New York Stock Exchange on the last complete trading day prior to the date of the effective time; and

•	the Delhaize US incentive plans and the agreements evidencing the grants of the Delhaize US options and Delhaize US RSU/PSUs will be terminated.

Based upon the estimated number of shares of capital stock of the parties that will be outstanding immediately prior to consummation of the merger, Ahold estimates that, upon consummation of the merger and the Ahold capital return, Ahold shareholders will hold approximately 61% and former Delhaize shareholders will hold approximately 39% of the outstanding ordinary shares of the combined company.

Basis of presentation

The merger will be accounted for as a business combination using the acquisition method of accounting under IFRS 3 with Ahold considered as the acquiror of Delhaize. The IFRS 3 acquisition method of accounting applies the fair value concepts defined in IFRS 13 and requires, among other things, that the assets acquired and the liabilities assumed in a business combination be recognized by the acquiror at their fair values as of the acquisition date, with any excess of the purchase consideration over the fair value of identifiable net assets acquired recognized as goodwill. The purchase price calculation and purchase price allocation presented herein are preliminary and were made solely for the purpose of preparing this unaudited pro forma financial information.

Following consummation of the merger, final valuations will be performed and management anticipates that the values assigned to the assets acquired and liabilities assumed will be finalized during the one-year measurement period following the date of consummation of the merger. Differences between the preliminary purchase price allocation presented herein and the final acquisition accounting will occur and these differences could have a material impact on the accompanying unaudited pro forma financial information and the combined company’s future results of operations and financial position.

The unaudited pro forma financial information presented in this prospectus is derived from (a) the audited consolidated financial statements of Ahold as of and for the financial year ended December 28, 2014, included in this prospectus, beginning on page FIN-1, (b) the unaudited condensed consolidated interim financial statements of Ahold as of and for the financial half year ended July 12, 2015, included in this prospectus, beginning on page FIN-95, (c) the audited consolidated financial statements of Delhaize as of and for the financial year ended December 31, 2014 contained in its Annual Report on Form 20-F filed with the SEC on April 29, 2015 and incorporated by reference into this prospectus and (d) the unaudited condensed consolidated financial statements of Delhaize as of and for the financial half year ended June 30, 2015 contained in its Current Report on Form 6-K furnished to the SEC on October 23, 2015 and incorporated by reference into this prospectus. The historical financial statements of Ahold are presented in accordance with IFRS as issued by the IASB. The historical financial statements of Delhaize are presented in accordance with IFRS as issued by the IASB and as adopted by the EU. Currently, the only difference between the effective IFRS as issued by the IASB and as adopted by the EU relates to certain paragraphs of IAS 39 Financial Instruments: Recognition and Measurement, which are not mandatorily applicable in the EU (the so-called “carve-out”). Delhaize is not affected by the so-called carve-out, and for Delhaize there is therefore no difference between the effective IFRS as issued by the IASB and as adopted by the EU. The unaudited pro forma financial information presented in this prospectus should be read in conjunction with the historical financial statements, the accompanying notes thereto and the other information contained in or incorporated by reference into this prospectus. See the section entitled “Where You Can Find More Information” beginning on page 310 of this prospectus.

The unaudited pro forma condensed combined balance sheet as of July 12, 2015 gives effect to the merger as if it had occurred on that date and due to different financial period end dates, combines the historical balance sheet of Ahold as of July 12, 2015 and the historical balance sheet of Delhaize as of June 30, 2015.

The unaudited pro forma condensed combined income statements for the financial half year ended July 12, 2015 and for the financial year ended December 28, 2014 give effect to the merger as if it had occurred on December 30, 2013. A pro forma adjustment has been made for the purposes of the unaudited pro forma condensed combined financial information for the financial half year ended July 12, 2015 to reflect the difference in the number of days in the financial half year periods of Ahold and Delhaize. The financial half year ended July 12, 2015 for Ahold was from December 29, 2014 to July 12, 2015, and the financial half year ended June 30, 2015 for Delhaize was from January 1, 2015 to June 30, 2015. The different financial half year periods for Ahold and Delhaize result in a difference of 15 days, and the pro forma adjustment (Note 2A) was calculated on the basis of the unaudited results for Delhaize for the month of July 2015 and pro-rated for 15 days. The unaudited pro forma condensed combined income statement of Ahold for the financial year ended December 28, 2014 combines the historical results of Ahold for the financial year ended December 28, 2014 and the historical results of Delhaize for the financial year ended December 31, 2014. No pro forma adjustments have been made with respect to the one-day difference in the length of Ahold’s financial year ended December 28, 2014 and Delhaize’s financial year ended December 31, 2014 because the impact of the one-day difference was not considered to be material.

The unaudited pro forma financial information reflects adjustments to historical financial information to give pro forma effect to events that are (i) directly attributable to the merger, (ii) would have an ongoing effect on Ahold’s income statements and (iii) are factually supportable. The unaudited pro forma condensed combined income statement information does not reflect any non-recurring charges directly related to the merger agreement that the combined company may incur following consummation of the merger. The unaudited pro forma financial information and explanatory notes thereto present how Ahold’s financial statements may have appeared had the businesses actually been combined and had Ahold’s capital structure reflected the merger as of the dates noted above.

Ahold has performed a preliminary review of Delhaize’s IFRS accounting policies to determine whether any adjustments were necessary to ensure comparability in the unaudited pro forma financial information. Certain reclassifications were made to amounts in Delhaize’s financial statements to align with Ahold’s presentation as described further in Note 2 to the unaudited pro forma financial information. Based upon the information available as of the date of this prospectus, Ahold is not aware of any recognition and measurement differences or any other presentation differences that could have a material impact on the unaudited pro forma financial information.

Upon consummation of the merger, the combined company will conduct a detailed review of Delhaize’s recognition and measurement policies and financial statement presentations. As a result of that review, the combined company may identify recognition and measurement differences and additional presentation differences between the two companies that, when conformed, could have a further impact on the amounts included in and presentation of the combined financial statements.

The unaudited pro forma condensed combined income statements do not reflect any expected cost savings, synergies, restructuring actions, non-recurring items or one-time transaction-related or integration-related costs that Ahold expects to generate or incur. Liabilities may ultimately be recorded for severance, relocation or retention costs related to employees of both companies, as well as the costs of vacating certain leased facilities of either company or other costs associated with exiting markets or specific stores due to, for example, requirements from the pending regulatory processes in the United States and Belgium. The ultimate recognition of such costs and liabilities would affect amounts in the unaudited pro forma financial information, and such costs and liabilities could be material. While regulatory approval requests have been made or are in the process of being prepared, the requirements from regulatory agencies for exiting certain markets or stores are currently not known, and it is therefore not possible to reliably estimate the potential impact.

Actual results may differ materially from the assumptions made for the purposes of the unaudited pro forma financial information. The unaudited pro forma financial information is not necessarily indicative of the financial position or results of Ahold’s operations that would have been realized had the merger occurred as of the dates indicated, nor is it meant to be indicative of any anticipated financial position or future results of operations that the combined company will experience going forward.

UNAUDITED PRO FORMA CONDENSED COMBINED INCOME STATEMENT FOR THE FINANCIAL HALF YEAR ENDED JULY 12, 2015

€ million (except share data in ‘000s and EPS)	Ahold	Delhaize (Reclassified) Note 2	Delhaize 15 days pro forma adjustment Note 2A	Pro forma adjustments	Notes	Ahold Delhaize Pro forma
Net sales	19,977	11,934	959	—		32,870
Cost of sales	(14,567)	(9,015)	(730)	(4)	3(c), 3(d), 3(l)	(24,316)

Gross profit	5,410	2,919	229	(4)		8,554
Selling expenses	(4,056)	(2,091)	(161)	(26)	3(c), 3(d), 3(l), 3(m)	(6,334)
General and administrative expenses	(707)	(497)	(38)	19	3(c), 3(d), 3(l), 3(r), 3(t)	(1,223)

Total operating expenses	(4,763)	(2,588)	(199)	(7)		(7,557)
Operating income	647	331	30	(11)		997
Interest income	3	9	—	—		12
Interest expense	(126)	(91)	(7)	17	3(e), 3(h)	(207)
Net interest expense on defined benefit pension plans	(8)	(2)	—	—		(10)
Other financial expenses	(9)	(55)	(2)	—		(66)

Net financial expenses	(140)	(139)	(9)	17		(271)
Income before income taxes	507	192	21	6		726
Income taxes	(107)	(52)	(5)	(1)	3(r), 3(s), 3(t)	(165)
Share in income of joint ventures	6	2	—	—		8

Income from continuing operations	406	142	16	5		569
Income from continuing operations per share attributable to ordinary shareholders
Basic	0.49	1.38				0.45
Diluted	0.48	1.37				0.44
Weighted average number of ordinary shares outstanding
Basic	822,414	102,319				1,266,545
Diluted	863,273	103,278				1,307,403

See accompanying notes to unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED INCOME STATEMENT FOR THE FINANCIAL YEAR ENDED DECEMBER 28, 2014

€ million (except share data in ‘000s and EPS)	Ahold	Delhaize (Reclassified) Note 2	Pro forma adjustments	Notes	Ahold Delhaize Pro forma
Net sales	32,774	21,361	—		54,135
Cost of sales	(24,088)	(16,208)	(10)	3(c), 3(d), 3(l)	(40,306)

Gross profit	8,686	5,153	(10)		13,829
Selling expenses	(6,424)	(3,640)	(62)	3(c), 3(d), 3(l), 3(m)	(10,126)
General and administrative expenses	(1,012)	(1,090)	(39)	3(c), 3(d), 3(l), 3(t)	(2,141)

Total operating expenses	(7,436)	(4,730)	(101)		(12,267)
Operating income	1,250	423	(111)		1,562
Interest income	6	11	—		17
Interest expense	(212)	(175)	34	3(e), 3(h)	(353)
Net interest expense on defined benefit pension plans	(16)	(5)	—		(21)
Other financial expenses	(13)	(3)	—		(16)

Net financial expenses	(235)	(172)	34		(373)
Income before income taxes	1,015	251	(77)		1,189
Income taxes	(248)	(66)	28	3(s), 3(t)	(286)
Share in income of joint ventures	24	4	—		28

Income from continuing operations	791	189	(49)		931
Income from continuing operations per share attributable to ordinary shareholders
Basic	0.90	1.85			0.70
Diluted	0.88	1.84			0.70
Weighted average number of ordinary shares outstanding
Basic	878,757	101,434			1,322,888
Diluted	924,074	101,937			1,368,209

See accompanying notes to unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET AS OF JULY 12, 2015

€ million	Ahold	Delhaize (Reclassified) Note 2	Pro forma adjustments	Notes	Ahold Delhaize Pro forma
Assets
Goodwill[1]	1,128	3,392	1,838	3(a), 3(g)	6,358
Property, plant and equipment	6,396	4,199	1,266	3(d)	11,861
Investment property	575	101	1	3(d)	677
Intangible assets[1]	682	785	2,549	3(c)	4,016
Investments in joint ventures and associates	201	32	18	3(i)	251
Other non-current financial assets	520	75	—		595
Deferred tax assets	551	62	(20)	3(j)	593
Other non-current assets	40	2	—		42

Total non-current assets	10,093	8,648	5,652		24,393
Assets held for sale	2	3	—		5
Inventories	1,607	1,460	—		3,067
Receivables	709	642	—		1,351
Other current financial assets	496	213	—		709
Income taxes receivable	11	16	—		27
Other current assets	235	138	—		373
Cash and cash equivalents	1,467	1,295	(1,000)	3(p)	1,762

Total current assets	4,527	3,767	(1,000)		7,294

Total assets	14,620	12,415	4,652		31,687

Equity and liabilities
Equity attributable to ordinary shareholders	4,993	5,817	2,644	3(b), 3(p), 3(r)	13,454
Loans	1,510	1,916	407	3(e)	3,833
Other non-current financial liabilities	2,064	539	117	3(h)	2,720
Pensions and other post-employment benefits	441	139	—		580
Deferred tax liabilities	100	369	1,135	3(k)	1,604
Provisions	708	278	7	3(o)	993
Other non-current liabilities	303	64	88	3(f), 3(l), 3(m)	455

Total non-current liabilities	5,126	3,305	1,754		10,185
Accounts payable	2,501	2,257	—		4,758
Other current financial liabilities	287	118	9	3(h)	414
Income taxes payable	64	45	69	3(n)	178
Provisions	261	224	—		485
Other current liabilities	1,388	649	176	3(f), 3(l), 3(q), 3(r)	2,213

Total current liabilities	4,501	3,293	254		8,048

Total equity and liabilities	14,620	12,415	4,652		31,687

See accompanying notes to unaudited pro forma condensed combined financial information.

(1)	€1,128 million of goodwill included within intangible assets of Ahold has been reclassified and shown separately for pro forma financial statement purposes.

Notes

Note 1—Merger with Delhaize

The merger will be accounted for in accordance with IFRS 3 using the acquisition method of accounting under which the purchase consideration is allocated to assets acquired and liabilities assumed based on their estimated fair values as of the date of consummation of the merger. The excess of the preliminary estimated purchase consideration over the estimated fair value of the identifiable net assets acquired has been allocated to goodwill in the unaudited pro forma financial information.

Preliminary estimate of the fair value purchase consideration

The purchase consideration to acquire Delhaize consists of the Ahold ordinary shares and Ahold ADSs which will be issued to Delhaize shareholders and Delhaize ADS holders pursuant to the merger agreement. As per the merger agreement, the purchase consideration will consist of 4.75 Ahold ordinary shares for each outstanding Delhaize ordinary share and each Delhaize EU option and each Delhaize EU PSU, to the extent these Delhaize EU PSUs are not held by the members of the Delhaize executive committee.

The preliminary estimate of the purchase consideration is as follows:

€ million	Estimated preliminary value
Preliminary fair value estimate of Ahold equity issued in exchange for
Delhaize ordinary shares(a)	9,504
Delhaize EU options(b)	43
Delhaize EU PSU awards(c)	14

Preliminary estimate of purchase consideration	9,561

The preliminary fair value estimate of the purchase consideration has been calculated based on the following assumptions:

(a)	The calculation is based on 103,242,638 outstanding Delhaize ordinary shares on January 8, 2016 and the closing price of the Ahold ordinary shares of €19.38 on Euronext Amsterdam on January 8, 2016 and the exchange ratio of 4.75 Ahold ordinary shares for every one Delhaize ordinary share. Included in this amount is the purchase consideration related to the conversion of the Delhaize ADS (represented by underlying Delhaize ordinary shares) into Ahold ordinary shares on the assumption that all the Delhaize ADS holders will elect to convert their existing Delhaize ADS holding into Ahold ordinary shares.

(b)	The calculation is based on 4,146,627 Ahold ordinary shares issued at the January 8, 2016 closing price of €19.38 on Euronext Amsterdam per Ahold ordinary share in exchange for 872,974 Delhaize EU options outstanding as of January 8, 2016 that are assumed to be exercised for Delhaize ordinary shares in connection with the merger. For the purpose of the unaudited pro forma financial information, out-of-the money Delhaize EU options are not expected to be exercised by the option holders and hence have not been included in this computation. The amount included in the purchase consideration represents the value of the Ahold ordinary shares net of the exercise price of €37 million for the options which will be received as consideration for exercise from the option holders.

(c)	The calculation is based on 709,161 Ahold ordinary shares issued at the January 8, 2016 closing price of €19.38 on Euronext Amsterdam per Ahold ordinary share, in exchange for 149,297 Delhaize EU PSU awards outstanding as of January 8, 2016, which are the Delhaize EU PSUs other than those held by members of the Delhaize executive committee. See also Note 3(u).

The preliminary estimate of the purchase consideration reflected in the unaudited pro forma financial information does not purport to represent the actual purchase consideration to be paid upon consummation of the merger. In accordance with IFRS, the fair value of the Ahold ordinary shares to be issued as part of the purchase consideration will be measured on the closing date at the then-current market price. The number of Ahold ordinary shares to be issued pursuant to the merger in exchange for the settlement of the Delhaize EU options and the Delhaize EU PSUs (other than those held by members of the Delhaize executive committee) will be determined on the closing date of the merger with reference to the outstanding Delhaize EU options and Delhaize EU PSUs existing as on that date. The number of outstanding Delhaize EU options and Delhaize EU PSUs will be impacted by new grants and any forfeiture or lapse of granted equity awards. These requirements will likely result in an actual purchase consideration which may differ materially from the amount assumed in the unaudited pro forma financial information. A change of 25% in the price per Ahold ordinary share, compared to the closing price of €19.38 at January 8, 2016 used for the purposes of these unaudited pro forma financial statements, would increase or decrease the estimated purchase consideration by approximately €2,402 million, which would be reflected as an increase or decrease predominantly to goodwill.

Assets acquired and liabilities assumed in connection with the merger

The preliminary allocation of the estimated purchase consideration (referred to in this prospectus as the preliminary purchase price allocation) is based upon estimates that Ahold believes are reasonable. As of the date of this prospectus, due to limited access to Delhaize’s financial information, Ahold has not yet completed the detailed valuation studies necessary to arrive at the required estimates of the fair value for all of Delhaize’s assets to be acquired and liabilities to be assumed in the merger. Upon consummation of the merger, the combined company will conduct a detailed valuation of all assets and liabilities as of the closing date, and the fair values determined as a result of such detailed valuation may differ materially from the amounts presented herein. Delhaize’s consolidated balance sheet information as of June 30, 2015 was used in the preliminary purchase price allocation presented below.

The preliminary purchase price allocation is detailed as follows:

€ million	Purchase price allocated	Note
Book value of net assets acquired as of June 30, 2015	5,817
Adjusted for:
Elimination of existing goodwill and intangible assets	(4,177)	3(a), 3(c)

Adjusted book value of net assets acquired as of June 30, 2015	1,640
Preliminary fair value adjustments to:
Intangible Assets	3,334	3(c)
Property, plant and equipment	1,267	3(d)
Loans	(407)	3(e)
Finance Lease Obligations	(126)	3(h)
Unfavorable Leases	(117)	3(l)
		3(f), 3(i), 3(m),
Other assets and liabilities	(105)	3(n), 3(o), 3(q)
Deferred taxes	(1,155)	3(j), 3(k)

Preliminary fair value of assets acquired and liabilities assumed	4,331
Acquired Goodwill	5,230	3(g)

Total estimated purchase price	9,561

Note 2—Reclassification of Delhaize’s historical financial information

Certain reclassifications have been made to align Delhaize’s historical financial information with Ahold’s financial statement presentation. These reclassifications relate to different balance sheet and income statement captions used by Ahold and minor differences in classification of certain balances. Upon consummation of the merger, the combined company will conduct a detailed review of Delhaize’s financial statement presentation. As a result of that review, the combined company may identify additional presentation differences between the two companies that, when conformed, could have further impact on the presentation of the combined financial statements. Based on the information available at this time, Ahold is not aware of any other presentation differences that could have a material impact on the unaudited pro forma financial information.

	As of June 30, 2015
€ million	Delhaize (Historical)	Reclassification	Note	Delhaize (Reclassified)
Assets
Goodwill	3,381	11	(ii)	3,392
Intangible assets	792	(7)	(i),(ii)	785
Property, plant and equipment	4,199	—		4,199
Investment property	101	—		101
Investments accounted for using the equity method	32	(32)	(iii)	—
Financial assets	21	(21)	(iv),(x)	—
Derivative instruments	7	(7)	(v)	—
Other non-current assets	116	(114)	(i),(vi),(vii),(xxii)	2
Investments in joint ventures and associates	—	32	(iii)	32
Other non-current financial assets	—	75	(iv),(v),(vii),(xxii)	75
Deferred tax assets	—	62	(vi)	62

Total non-current assets	8,649	(1)		8,648
Inventories	1,447	13	(xi)	1,460
Receivables	642	—		642
Financial assets	239	(239)	(viii),(ix)	—
Other current assets	167	(29)	(xi),(xii)	138
Cash and cash equivalents	1,268	27	(ix),(x)	1,295
Assets held for sale	3	—		3
Other current financial assets	—	213	(viii)	213
Income taxes receivable	—	16	(xii)	16

Total current assets	3,766	1		3,767
Long-term debt	1,916	(1,916)	(xiii)	—
Obligations under finance lease	487	(487)	(xiv)	—
Deferred tax liabilities	369	—		369
Derivative instruments	52	(52)	(xv)	—
Provisions (Non-current)	417	(139)	(xvi)	278
Other non-current liabilities	64	—		64
Loans	—	1,916	(xiii)	1,916
Other non-current financial liabilities	—	539	(xiv),(xv)	539
Pensions and other post-employment benefits	—	139	(xvi)	139

Total non-current liabilities	3,305	—		3,305
Long-term debt—current portion	10	(10)	(xvii)	—
Obligations under finance lease	73	(73)	(xviii)	—
Accounts payable	2,241	16	(xix)	2,257
Provisions (Current)	224	—		224
Other current liabilities	745	(96)	(xix),(xx),(xxi)	649
Other current financial liabilities	—	118	(xvii),(xviii),(xxi)	118
Income taxes payable	—	45	(xx)	45

Total current liabilities	3,293	—		3,293

The following reclassifications have been made to align Delhaize’s historical balance sheet position as of June 30, 2015 with Ahold’s financial statement presentation as of July 12, 2015:

(i)	Reclassification of €4 million assets relating to Franchises and affiliates from Other non-current assets to Intangible assets.

(ii)	Reclassification of €11 million land related defensive assets from Intangible assets to Goodwill.

(iii)	Reclassification of €32 million investments in joint ventures from Investments accounted for using the equity method to Investments in joint ventures and associates.

(iv)	Reclassification of €20 million relating to guarantees and deposits from Financial assets (non-current) to Other non-current financial assets.

(v)	Reclassification of €7 million derivative assets from Derivative instruments (non-current) to Other non-current financial assets.

(vi)	Reclassification of €62 million deferred taxes from Other non-current assets to Deferred tax asset.

(vii)	Reclassification of €21 million financial assets such as long term receivables from Other non-current assets to Other non-current financial assets.

(viii)	Reclassification of €213 million financial assets from Financial assets (current) to Other current financial assets.

(ix)	Reclassification of €26 million restricted cash from Financial assets (current) to Cash and cash equivalents.

(x)	Reclassification of €1 million restricted cash from Financial assets (non-current) to Cash and cash equivalents.

(xi)	Reclassification of €13 million lottery ticket inventory from Other current assets to Inventories.

(xii)	Reclassification of €16 million income tax receivable from Other current assets to Income taxes receivable.

(xiii)	Reclassification of €1,916 million debt from Long term debt (non-current) to Loans (non-current).

(xiv)	Reclassification of €487 million finance lease liabilities from Obligations under finance lease (non-current) to Other non-current financial liabilities.

(xv)	Reclassification of €52 million derivative liabilities from Derivative instruments (non-current) to Other non-current financial liabilities.

(xvi)	Reclassification of €139 million employee benefit liabilities from Provisions (non-current) to Pension and other post-employment benefits.

(xvii)	Reclassification of €10 million debt from Long term debt – current portion to Other current financial liabilities.

(xviii)	Reclassification of €73 million finance lease liabilities from Obligations under finance leases (current) to Other current financial liabilities.

(xix)	Reclassification of €16 million lottery ticket liability from Other current liabilities to Accounts payable.

(xx)	Reclassification of €45 million income tax payable from Other current liabilities to Income taxes payable.

(xxi)	Reclassification of €35 million accrued interest on long term debt from Other current liabilities to Other current financial liabilities.

(xxii)	Reclassification of €27 million deposits with Western Union from Other non-current assets to Other non-current financial assets.

The following reclassifications have been made to align Delhaize’s historical income statement for the financial half year ended June 30, 2015 with Ahold’s financial statement presentation for the financial half year ended July 12, 2015.

	For the financial half year ended June 30, 2015
€ million	Delhaize (Historical)	Reclassification	Note	Delhaize (Reclassified)
Revenues	11,934	—		11,934
Cost of sales	(9,022)	7	(i)	(9,015)

Gross profit	2,912	7		2,919
Other operating income	53	(53)	(iii)	—
Selling, general and administrative expenses	(2,566)	2,566	(i), (iv), (v)	—
Other operating expenses	(68)	68	(ii)	—
Selling expenses	—	(2,091)	(iii), (iv)	(2,091)
General and administrative expenses	—	(497)	(ii), (iii), (v)	(497)

Operating profit	331	—		331
Finance costs	(142)	142	(vi), (vii), (xi)	—
Income from investments	3	(3)	(viii), (ix)	—
Share of results of joint venture equity accounted	2	(2)	(x)	—
Interest income	—	9	(viii)	9
Interest expense	—	(91)	(vi)	(91)
Net interest expense on defined benefit pension plans	—	(2)	(xi)	(2)
Other financial expenses	—	(55)	(vii), (ix)	(55)

Profit (loss) before taxes and discontinued operations	194	(2)		192
Income tax expense	(52)	—		(52)
Share in income of joint ventures	—	2	(x)	2

Net profit (loss) from continuing operations	142	—		142

(i)	Reclassification of €7 million vendor allowances (credit) from Selling, general and administrative expenses to Cost of sales. The remaining vendor allowances were classified by Delhaize within Cost of sales which is consistent with the approach followed by Ahold.
(ii)	Reclassification of €68 million from Other operating expenses to General and administrative expenses.
(iii)	Reclassification of €50 million from Other operating income to Selling expenses primarily relating to sub lease income and other miscellaneous income and €3 million from Other operating income to General and administrative expenses.
(iv)	Reclassification of €2,141 million from Selling, general and administrative expenses to Selling expenses based on costs incurred with respect to the stores. These costs include staff expenses, advertising, rent, repairs and maintenance, depreciation and amortization, utilities and supplies.
(v)	Reclassification of €432 million from Selling, general and administrative expenses to General and administrative expenses based on costs incurred with respect to support activities. These costs include staff expenses, rent, repairs and maintenance, purchase of outsourced services, depreciation and amortization.
(vi)	Reclassification of €91 million interest expense relating to long term loans from Finance costs to Interest expense.
(vii)	Reclassification of €49 million net fair value movements on unhedged derivative contracts from Finance costs to Other financial expenses.
(viii)	Reclassification of €9 million from Income from investments to Interest income.
(ix)	Reclassification of €6 million cost relating to fair value movement on derivatives designated as fair value hedges from Income from investments to Other financial expenses.
(x)	Reclassification of €2 million from Share of results of joint venture equity accounted (net of tax) to Share in income of joint ventures.
(xi)	Reclassification of €2 million from Finance costs to Net interest expense on defined benefit pension plans.

The following reclassifications were made to align Delhaize’s historical income statement for the financial year ended December 31, 2014 with Ahold’s financial statement presentation for the financial year ended December 28, 2014:

€ million	For the financial year ended December 31, 2014
	Delhaize (Historical)	Reclassification	Note	Delhaize (Reclassified)
Revenues	21,361	—		21,361
Cost of sales	(16,222)	14	(i)	(16,208)

Gross profit	5,139	14		5,153
Other operating income	119	(119)	(iii)	—
Selling, general and administrative expenses	(4,503)	4,503	(i), (iv), (v)	—
Other operating expenses	(332)	332	(ii)	—
Selling expenses	—	(3,640)	(iii), (iv)	(3,640)
General and administrative expenses	—	(1,090)	(ii), (iii), (v)	(1,090)

Operating profit	423	—		423
Finance costs	(188)	188	(vi), (vii), (xi)	—
Income from investments	16	(16)	(viii), (ix)	—
Share of results of joint venture equity accounted	4	(4)	(x)	—
Interest income	—	11	(viii)	11
Interest expense	—	(175)	(vi)	(175)
Net interest expense on defined benefit pension plans	—	(5)	(xi)	(5)
Other financial expenses	—	(3)	(vii), (ix)	(3)

Profit (loss) before taxes and discontinued operations	255	(4)		251
Income tax expense	(66)	—		(66)
Share in income of joint ventures	—	4	(x)	4

Net profit (loss) from continuing operations	189	—		189

(i)	Reclassification of €14 million vendor allowances (credit) from Selling, general and administrative expenses to Cost of sales. The remaining vendor allowances were classified by Delhaize within Cost of sales which is consistent with the approach followed by Ahold.
(ii)	Reclassification of €332 million from Other operating expenses to General and administrative expenses.
(iii)	Reclassification of €102 million from Other operating income to Selling expenses primarily relating to sub lease income and other miscellaneous income and €17 million from Other operating income to General and administrative expenses.
(iv)	Reclassification of €3,742 million from Selling, general and administrative expenses to Selling expenses based on costs incurred with respect to the stores. These costs include staff expenses, advertising, rent, repairs and maintenance, depreciation and amortization, utilities and supplies.
(v)	Reclassification of €775 million from Selling, general and administrative expenses to General and administrative expenses based on costs incurred with respect to support activities. These costs include staff expenses, rent, repairs and maintenance, purchase of outsourced services, depreciation and amortization.
(vi)	Reclassification of €175 million interest expense relating to long term loans from Finance costs to Interest expense.
(vii)	Reclassification of €8 million net fair value movements on unhedged derivative contracts from Finance costs to Other financial expenses.
(viii)	Reclassification of €11 million from Income from investments to Interest income.
(ix)	Reclassification of €5 million income relating to fair value movement on derivatives designated as fair value hedges from Income from investments to Other financial expenses.

(x)	Reclassification of €4 million from Share of results of joint venture equity accounted (net of tax) to Share in income of joint ventures.
(xi)	Reclassification of €5 million from Finance costs to Net interest expense on defined benefit pension plans.

Note 2A—Delhaize 15 days pro forma adjustment

A pro forma adjustment has been made for the purposes of the unaudited pro forma condensed combined financial information for the financial half year ended July 12, 2015 to reflect the difference in the number of days in the financial half year periods of Ahold and Delhaize. The financial half year ended July 12, 2015 for Ahold was from December 29, 2014 to July 12, 2015, and the financial half year ended June 30, 2015 for Delhaize was from January 1, 2015 to June 30, 2015. The different financial half year periods for Ahold and Delhaize result in a difference of 15 days, and the pro forma adjustment was calculated on the basis of the unaudited results for Delhaize for the month of July 2015 and pro-rated for 15 days.

Note 3—Pro forma adjustments

The following pro forma adjustments give effect to the unaudited pro forma condensed combined income statements for the financial half year ended July 12, 2015 and the financial year ended December 28, 2014, and the unaudited pro forma condensed combined balance sheet as of July 12, 2015.

(a)	The adjustment reflects the elimination of the historical goodwill of Delhaize totaling €3,392 million as of June 30, 2015.

(b)	Shareholders’ equity of Delhaize totaling €5,817 million as of June 30, 2015 has been eliminated. The adjustment reflects the difference between the equity consideration paid of €9,561 million and the elimination of equity of €5,817 million resulting in a net equity adjustment of €3,744 million in the unaudited pro forma combined condensed balance sheet as of July 12, 2015. The Ahold capital return of €1 billion and accrual of future transaction costs of €100 million also results in a further reduction of shareholders equity resulting in a total adjustment of €2,644 million.

(c)	The preliminary fair values of Brand names and Contractual relationships have been determined primarily through an income approach, which requires an estimate or forecast of future expected cash flows through either a relief from royalty or multi-period excess earnings approach. The preliminary fair values of Lease-related intangibles have been assessed through a market approach which requires a comparison of contract and market prices. The preliminary fair value of Other Intangible Assets has been assessed through an income, market approach or replacement cost approach. The preliminary fair value estimates of the identifiable intangible assets and their average amortization lives are estimated as follows:

				Estimated incremental amortization
€ million	Current carrying value	Preliminary fair value adjustment	Range of amortization life— FV adjustment	Financial half year ended July 12, 2015	Financial year ended December 28, 2014
Lease-related intangibles	31	109	2 to 25 years	13	30
Software	247	—	N/A	—	—
Contractual relationships	10	589	20 to 40 years	8	16
Brand names	489	1,829	5 years to indefinite	1	2
Others	8	22	7 to 15 years	2	3

Total	785	2,549		24	51

Of the total increase in amortization expense of €24 million arising from fair value adjustments for the financial half year ended July 12, 2015, €3 million has been allocated to cost of sales, €16 million has been allocated to selling expenses and €5 million has been allocated to general and administrative expenses. Similarly, of the total increase in amortization expense of €51 million arising from fair value adjustments for the financial year ended December 28, 2014, €6 million has been allocated to cost of sales, €35 million has been allocated to selling expenses and €10 million has been allocated to general and administrative expenses.

i.	Lease-related intangibles represent the preliminary fair value of favorable operating lease contracts calculated through the comparison of the contracted rents to the estimated market rates.

ii.	Software represents acquired and developed software. The preliminary fair value of these intangible assets is deemed to approximate the current carrying value in the books of Delhaize.

iii.	Contractual relationships represent the preliminary fair value of relationships with franchisees, affiliates and certain large customers including the estimated value of future contract renewals.

iv.	Brand names represent the preliminary fair value of banners and private label brands. The useful life associated with banners is determined to be indefinite and therefore no amortization charge with respect to banners has been included in the pro-forma income statements for the financial half year ended July 12, 2015 and the financial year ended December 28, 2014.

v.	Other intangible assets include amounts attributable to prescription files and licenses. Pharmacy prescription files represent the preliminary fair value of recurring and periodic customer prescriptions, based on pricing benchmarks from past transactions involving the trading of prescription files between pharmacy retailers.

(d)	The preliminary fair value adjustments with respect to property, plant and equipment have been determined primarily through the combination of an income approach, which requires the estimation of the income generating capacity of the relevant assets and the return or yield a market participant would apply to such assets, a cost approach, which requires the calculation of the depreciated replacement cost of the relevant assets, and a market approach, which requires the comparison of the subject assets to transactions involving comparable assets. As part of the process of evaluating property, plant and equipment, the remaining useful lives of each asset type were assessed. This resulted in longer useful economic lives being applied to certain assets, especially those with relatively short remaining lives in the books of Delhaize. The preliminary fair value adjustments of the identifiable property, plant and equipment and their average useful lives are estimated as follows:

				Estimated incremental depreciation
€ million	Current carrying value	Preliminary fair value adjustment	Range of depreciation life— FV adjustment	Financial half year ended July 12, 2015	Financial year ended December 28, 2014
Land and buildings(1)	2,125	812	4 to 40 years	30	49
Furnishings, machinery and equipment	1,923	452	2 to 15 years	(10)	—
Others	71	2	2 to 8 years	(3)	(3)
Assets under construction	80	—	N/A	—	—
Investment property	101	1	N/A	—	—

Total	4,300	1,267		17	46

(1)	Land is not depreciated

Of the total increase in depreciation expense of €17 million arising from fair value adjustments for the financial half year ended July 12, 2015, €2 million has been allocated to cost of sales, €12 million has been allocated to selling expenses and €3 million has been allocated to general and administrative expenses. Similarly, of the total increase in depreciation expense of €46 million arising from fair value adjustments for the financial year ended December 28, 2014, €6 million has been allocated to cost of sales, €31 million has been allocated to selling expenses and €9 million has been allocated to general and administrative expenses.

(e)	A preliminary fair value for long term debt of €2,323 million was estimated based on market quoted rates for the listed debt, which resulted in a €407 million increase to its carrying value. This estimate was prepared based on the fair value for debt disclosed by Delhaize in its financial statements for the financial half year ended June 30, 2015. The fair value adjustment of debt will result in a reduction in annual interest cost due to the reduction of the effective interest rate on debt. Based on the preliminary valuation, reduction in interest expense of €15 million has been recorded to the unaudited pro forma condensed combined income statements for the financial half year ended July 12, 2015 and €30 million for the financial year ended December 28, 2014.

(f)	A preliminary fair value adjustment of €26 million was estimated with respect to contingent lease guarantees provided by Delhaize in relation to both operating and finance leases for operations that have been sold. The fair value adjustment was estimated on the basis of the credit position of the counter party (i.e., the acquiror) on behalf of whom lease guarantees have been provided and also taking into account the location and re-let potential of each leased property. Of the estimated adjustment of €26 million, €2 million has been included within Other current liabilities and €24 million has been included within Other non-current liabilities. The guarantees provided by Delhaize expire in 2037. No adjustment with respect to this preliminary fair value adjustment has been included in the unaudited pro-forma condensed combined income statements for the financial half year ended July 12, 2015 and the financial year ended December 28, 2014 because of the uncertainties associated with the expiry or settlement of related obligations.

(g)	The goodwill recognized in the pro forma statement of financial position as of July 12, 2015 represents the excess of the preliminary purchase consideration transferred over the fair value of identifiable net assets acquired. The goodwill of €5,230 million arising from the acquisition is primarily attributable to the value of store locations, synergies and assembled workforce. Ahold expects that the goodwill will not be deductible for tax purposes.

(h)	A preliminary fair value adjustment of €126 million has been recorded with respect to fair value of finance lease obligations based on the current market interest rates for similar obligations. The fair value adjustment of finance lease obligations will result in a reduction in annual interest cost for finance lease due to the reduction of the effective interest rate on debt. Of the estimated adjustment of €126 million, €9 million has been included within Other current financial liabilities and €117 million has been included within Other non-current financial liabilities. Based on the preliminary valuation, reduction in interest expense of €2 million has been recorded in the unaudited pro forma condensed combined income statements for the financial half year ended July 12, 2015 and €4 million in the financial year ended December 28, 2014.

(i)	A preliminary fair value adjustment of €18 million related to investments in joint ventures. This reflects the difference between the carrying value of Delhaize’s 51% equity interest in Super Indo LLC (as determined under the equity accounting method) and the preliminary fair value of this investment, determined using a discounted cash flow methodology.

(j)	A preliminary adjustment of the estimated non-current deferred income tax asset related to the fair value adjustments reflected in the unaudited pro forma financial information and the limited amended valuation of certain valued tax losses and credits. The resulting impact is a reduction of deferred income tax asset of €20 million. Deferred income tax impacts were calculated based on tax rates as applicable to the assets and liabilities in the relevant jurisdictions where the related temporary differences reverse in future periods. Tax rates of 38%, 34%, 26%, 16%, and 15%, were used for assets and liabilities located in US, Belgium, Greece, Romania and Serbia, respectively, which are based on preliminary assumptions.

(k)

A preliminary adjustment of the estimated non-current deferred income tax liability related to the fair value adjustments reflected in the unaudited pro forma financial information (excluding adjustments related to goodwill, which are not tax affected). The resulting impact is an additional non-current deferred income tax liability of €1,135 million. Deferred income tax impacts were calculated based on tax rates as applicable to the assets and liabilities in the relevant jurisdictions where the related temporary differences reverse in future periods. Tax rates of 38%, 34%, 26%, 16%, and 15%, were used for assets and liabilities located in US, Belgium, Greece, Romania and Serbia, respectively, which are based on preliminary assumptions.

(l)	A preliminary fair value adjustment of €117 million with respect to unfavorable lease contracts based on differences between the current estimates of market rent and the contractual rent over the minimum lease period embedded in the lease arrangements discounted based on the interest rate on debt. The fair value adjustment also results in an impact on the unaudited pro forma condensed combined income statement where the unfavorable lease value is reversed through the income statement over an expected weighted average useful life of eight years. Of the estimated adjustment of €117 million, €13 million has been included within Other current liabilities and €104 million has been included within Other non-current liabilities. Based on the preliminary valuation, reduction in operating lease rental expense of €7 million for the financial half year ended July 12, 2015 and €15 million for the financial year ended December 28, 2014 has been recorded in the unaudited pro forma condensed combined income statements. The credit to the unaudited pro forma condensed combined income statement has been allocated to cost of sales, selling expenses and general and administrative expenses as €1 million, €5 million and €1 million, respectively, for the financial half year ended July 12, 2015 and €2 million, €10 million and €3 million, respectively, for the financial year ended December 28, 2014.

(m)	A preliminary fair value adjustment of €40 million with respect to deferred rent which represents amounts deferred on sale and lease back contracts by Delhaize. The preliminary fair value adjustment in the pro forma financial statements represents the removal of the liability associated with deferred rent. The impact of the fair value adjustment has also been included within the unaudited pro forma condensed combined income statement for the financial half year ended July 12, 2015 and the financial year ended December 28, 2014 for €3 million and €6 million respectively, based on expected increase in operating lease rental expense within selling expenses.

(n)	A preliminary fair value adjustment of €69 million relating to Income taxes payable related to uncertain tax positions. The preliminary estimate of the value of the liability was determined by applying a range of probabilities to the expected settlement value. No pro forma income statement adjustments have been made with respect to the preliminary fair value adjustments because of the uncertainties associated with the expiry or settlement of related obligations.

(o)	A preliminary fair value adjustment of €7 million with respect to Provisions representing an estimate of the fair value of contingent legal disputes. The amount included in the pro forma financial statements is based on an estimated probability linked to maximum exposure for existing legal disputes where Delhaize is a defendant. No adjustment with respect to this preliminary fair value adjustment has been included in the unaudited pro forma condensed combined income statements for the financial half year ended July 12, 2015 and the financial year ended December 28, 2014 because of the uncertainties associated with the expiry or settlement of related obligations.

(p)	Prior to the closing, as condition to the merger, Ahold will return approximately €1.0 billion to the holders of issued Ahold ordinary shares through a capital return and a reverse stock split. The Ahold capital return will be effected by three consecutive amendments of the articles of association of Ahold, followed by the repayment of capital to the holders of issued Ahold ordinary shares. Shareholders of Ahold will be asked to adopt all three proposed amendments of the articles of association of Ahold at the Ahold EGM or any subsequent Ahold EGM, including the return of capital from the decrease in the nominal value of issued Ahold ordinary shares. Following a two month opposition period for creditors of Ahold, all three amendments will be effected prior to the closing and capital will be repaid to the holders of issued Ahold ordinary shares. The adjustment in relation to this capital return has been presented as a reduction of cash and a corresponding reduction of the equity balance of Ahold in the pro forma financial statements. No adjustments have been made to the unaudited pro forma condensed combined income statements to reflect any reduction in interest income in respect of the reduced cash balance if the merger had occurred on December 30, 2013 since Ahold believes that such an adjustment would not be factually supportable.

(q)	Each Delhaize US option and Delhaize US PSU/RSU outstanding prior to the effective time, whether vested or unvested, will be canceled as of the effective time and the holders of such Delhaize US options and Delhaize US PSU/RSUs will receive in exchange an amount in cash, without interest and subject to any required tax withholdings, equal to (i) with respect to the Delhaize US options, the excess, if any, of the last reported sale price of Delhaize ADSs on the New York Stock Exchange on the last complete trading day prior to the date of the effective time over the exercise price of the option, if any, and (ii) with respect to the Delhaize US PSU/RSUs, the cash value of the product of (x) the number of Delhaize ADSs subject to such Delhaize US PSU/RSU multiplied by (y) the last reported sale price of Delhaize ADSs on the New York Stock Exchange on the last complete trading day prior to the date of the effective time. To the extent that the Delhaize US PSU/RSUs have any performance conditions attached to vesting, it is assumed, as per the merger agreement, that such performance conditions would be met. A pro forma adjustment of €61 million for the liability relating to the cash payout of the Delhaize US options and Delhaize US PSU/RSUs has been made in the pro forma financial statements, to Other current liabilities, based on the closing price of $24.04 per Delhaize ADS on the New York Stock Exchange on January 8, 2016. The adjustment was recorded as short term liability because the cash payout will be made after the closing date.

(r)	The total costs and expenses expected to be incurred by Ahold and Delhaize in connection with the transactions contemplated by the merger are estimated to be approximately €130 million and will primarily comprise of financial, legal and advisory costs. The effect of financial, legal and advisory costs to be incurred in connection with the merger are not reflected in the pro forma condensed combined income statement as these costs are considered to be a non-recurring charge directly related to the transaction and do not have a continuing impact on the combined operating results. Transaction costs of €3 million have already been paid, €11 million are currently reflected in Other current liabilities and €16 million are currently reflected in Accounts payable in the unaudited pro forma condensed combined statement of financial position as of July 12, 2015. In addition, future estimated transaction costs of €100 million were reflected in other current liabilities in the pro forma statement of financial position as of July 12, 2015. No amounts were accrued for estimated transaction costs that were not factually supportable.

Ahold

During the financial half year ended July 12, 2015, Ahold expensed €11 million of transaction costs related to the merger. As a result, an adjustment has been made to General and administrative expenses to remove these transaction costs from the unaudited pro forma condensed combined income statement for the financial half year ended July 12, 2015, as these costs are considered to be non-recurring charges directly related to the transaction. The tax impact of the removal of these costs amounting to €3 million has also been adjusted in the unaudited pro forma condensed combined income statement for the financial half year ended July 12, 2015 based on the statutory tax rate in the Netherlands of 25%.

Delhaize

During the financial half year ended June 30, 2015, Delhaize expensed €19 million of transaction costs related to the merger. As a result, an adjustment has been made to General and administrative expenses to remove these transaction costs from the unaudited pro forma condensed combined income statement for the financial half year ended July 12, 2015, as these costs are considered to be non-recurring charges directly related to the transaction. The tax impact of the removal of these costs amounting to €6 million has also been adjusted in the unaudited pro forma condensed combined income statement for the financial half year ended July 12, 2015 based on the statutory tax rate in Belgium of 34%.

(s)	The estimated income tax impacts of the pre-tax adjustments that are reflected in the unaudited pro forma condensed combined income statements were calculated using tax rates of 38%, 34%, 26%,
16%, and 15% for unwinding of fair value adjustments relating to US, Belgium, Greece, Romania and

Serbia, respectively, which are based on preliminary assumptions related to which jurisdictions the income (expense) will be recorded. The effective tax rate of the combined company could be significantly different depending on the post-acquisition activities and geographical mix of net income.

(t)	Upon closing of the merger a one-time recognition award will be granted to eligible employees of both Ahold and Delhaize, including also members of the management board of the combined company. For the management board, this award is subject to shareholder approval. The recognition award will consist of performance shares of the combined company, which will vest in ordinary shares of the combined company. Vesting will be contingent upon the realization of key performance indicators to be set before closing, and continued service. Subject to these conditions, vesting will occur in two installments of 50% each of the granted performance shares. The first installment will vest 12 months after the date of grant and the second installment will vest 24 months after the date of grant.

In addition, an exceptional grant of Delhaize EU PSUs to the value of €1.5 million will be made prior to the merger, subject to Delhaize shareholder approval. This grant will vest after three years and is contingent upon the realization of key performance indicators.

A pro forma adjustment has been made to account for the costs of these grants. The pro forma adjustment has been made on the assumption that the performance metrics identified in the equity grants will be achieved. The estimated cost attributable to these grants has been computed based on valuation assumptions as of January 8, 2016. A total pro forma adjustment of €4 million and €23 million, respectively, has been recorded within General and administrative expenses in the unaudited pro forma condensed combined income statements for the financial half year ended July 12, 2015 and the financial year ended December 28, 2014. The related tax impact of the pro forma adjustment has been computed on the basis of the effective tax rate of the combined company of 23% for the financial half year ended July 12, 2015 and 24% for the financial year ended December 28, 2014. An overall effective tax rate has been used since the applicable tax jurisdiction for the additional equity awards has not yet been determined. A pro forma tax impact of the additional equity grants amounting to €1 million and €6 million, respectively, has been recorded in the unaudited pro forma condensed combined income statements for the financial half year ended July 12, 2015 and the financial year ended December 28, 2014.

(u)	Upon closing, 63,878 Delhaize EU PSU currently held by members of the Delhaize executive committee, will be converted into equity awards under the combined company’s long-term incentive plan. These EU PSU shall be converted into a restricted stock unit award subject to performance conditions, on the same terms and conditions as were applicable under such Delhaize EU PSU before the closing. The performance goals will be adjusted to reflect appropriate performance goals of the combined company for the calendar year in which the closing occurs and any subsequent calendar year during the performance-based vesting period. No additional performance-based criteria will be imposed in respect of any calendar year completed prior to the closing. No pro forma adjustment has been recorded in the unaudited pro forma condensed combined income statements for the financial half year ended July 12, 2015 and the financial year ended December 28, 2014 since the incremental cost of the replacement awards is not expected to be material and uncertainty exists around the exact calculation parameters.

Note 4—Earnings per share

Pro forma basic earnings per share is calculated by dividing the pro forma profit from continuing operations attributable to equity holders by the pro forma weighted average number of shares outstanding as adjusted for the merger.

Pro forma diluted earnings per share is calculated by adjusting the historical diluted weighted average number of shares outstanding with the pro forma weighted average number of shares outstanding as adjusted for the merger.

€ million (except share data in ‘000s and EPS)	Note		Financial half year ended July 12, 2015	Financial year ended December 28, 2014
Pro forma profit from continuing operations—basic			569	931
Add back: Elimination of interest expense (convertible instruments where dilutive)			12	22

Pro forma profit from continuing operations—diluted			581	953

Weighted average number of shares outstanding—historical			822,414	878,757
Adjustment relating to the capital return	(i	)	(51,128)	(51,128)

Weighted average number of shares outstanding—adjusted			771,286	827,629
Pro forma number of shares issued to Delhaize existing shareholders			490,403	490,403
Pro forma number of shares issued to holders of vested options			4,147	4,147
Pro forma number of shares issued to holders as consideration for cancellation of performance grants			709	709

Pro forma weighted average number of shares—basic			1,266,545	1,322,888

Effect of dilutive securities
Restricted stock units			11,739	11,107
Preference shares			29,119	34,209

Pro forma weighted average number of shares—diluted			1,307,403	1,368,204

Pro forma earnings per share from continuing operations—basic			0.45	0.70
Pro forma earnings per share from continuing operations—diluted			0.44	0.70

(i)	Prior to the closing, Ahold will implement the Ahold capital return. The Ahold capital return will impact the number of outstanding shares at the time of the merger. The consolidation ratio based on which the Ahold capital return will be effected has not yet been determined and this ratio will impact the number of outstanding shares at the closing. For the purposes of the pro forma financial statements, a ratio of 1.067 has been assumed which is based on the current share price.

An increase in the consolidation ratio of the Ahold capital return of 0.033 will result in a decrease in the number of outstanding shares of 23 million and increase basic earnings per share by €0.01 for the financial half year ended July 12, 2015 and €0.01 for the financial year ended December 28, 2014.

Similarly a decrease in the consolidation ratio of the Ahold capital return of 0.023 will result in an increase in the number of outstanding shares of 17 million and decrease basic earnings per share by €0.01 for the financial half year ended July 12, 2015 and €0.01 for the financial year ended December 28, 2014.

INFORMATION ABOUT AHOLD

Overview

Ahold is an international retailing group based in the Netherlands and active in the United States and Europe. Ahold’s legal name is Koninklijke Ahold N.V. and it is a public limited liability company (naamloze vennootschap) incorporated under Dutch law with its statutory seat and its principal place of business in Zaandam, the Netherlands. As of July 12, 2015, Ahold employed approximately 231,000 employees and had over 3,200 stores in five countries serving a trade area population of approximately 90 million people. In financial year 2014, Ahold achieved consolidated net sales of €32,774 million (€19,977 in the financial half year 2015, €32,615 million in financial year 2013 and €32,682 million in financial year 2012). Ahold’s business is divided into three reporting segments: the United States, the Netherlands (which includes Belgium and Germany), and the Czech Republic. Ahold is the group parent company and operates through a number of direct and indirect subsidiaries. A list of Ahold’s significant subsidiaries is filed as Exhibit 21.1 to the registration statement on Form F-4 of which this prospectus forms a part.

Ahold ordinary shares are currently listed on Euronext Amsterdam under the symbol “AH.” Ahold ADSs, evidenced by American Depositary Receipts and each representing one Ahold ordinary share as of the date of this prospectus, are not listed on any securities exchange. Ahold ADSs currently trade in the over-the-counter market and are quoted on the OTCQX International marketplace (referred to in this prospectus as OTCQX) under the symbol “AHONY.” The principal executive offices of Ahold are located at Provincialeweg 11, 1506 MA Zaandam, the Netherlands, and Ahold’s telephone number is +31-88-659-5100

History, Development and Trends

History and Development

Ahold’s origins date back to 1887 when Albert Heijn opened his first grocery store in the Netherlands. Albert Heijn’s company expanded in the Netherlands over the years and was first listed on the Amsterdam Exchange in 1948. The Albert Heijn holding company changed its name to Ahold N.V. in 1973. In 1987, Queen Beatrix of the Netherlands bestowed upon the company its honorary predicate of “Koninklijke,” which means “Royal” in Dutch, in recognition of 100 years of honorable operations.

Ahold opened its first store outside of the Netherlands in 1976. In 1981, Ahold acquired the Giant Carlisle Supermarket chain in the United States, followed by the acquisition of Stop & Shop in 1996 and Giant Landover in 1998. In 2000, Ahold acquired a food service company, U.S. Foodservice, and invested in the online grocer Peapod, which Ahold fully acquired in 2001. Ahold entered Central Europe in the early 1990s by setting up a holding company in what was then Czechoslovakia and acquiring a supermarket chain. Ahold expanded further in the Czech Republic in 2005 with the acquisition of 59 stores from Julius Meinl.

Ahold also operated stores in Latin America, Asia and Spain through wholly-owned operations and joint activities with local partners. In 2003, Ahold launched a divestiture program and announced its intention to exit South America. In 2003, Ahold completed the divesture of its operations in Chile, Peru, Paraguay, Malaysia and Indonesia. In 2004, Ahold sold its Brazilian retail chain Bompreço and credit card operation Hipercard, as well as its interest in CRC Ahold in Thailand, and reached an agreement to sell its Argentine operation Disco. In 2004, Ahold also sold its Spanish operations. In 2005, Ahold completed the divestiture of BI-LO and Bruno’s supermarket operations in the southeastern United States.

In 2007, Ahold sold its U.S. Foodservice business as part of a decision to focus on its core retail business, and also completed the divestitures of the Tops retail banner in the U.S. and its Polish operations.

In 2012, Ahold’s capital expenditures amounted to approximately €1,900 million. These investments were primarily related to the construction, remodeling and expansion of stores and supply chain and IT infrastructure improvements. In 2012, Ahold’s investments included the acquisition of bol.com for €350 million, the acquisition of 15 Genuardi’s stores for €90 million and the transfer of 82 stores from Jumbo and subsequent remodeling costs.

In 2013, Ahold’s capital expenditures amounted to approximately €800 million and were primarily related to the construction, remodeling and expansion of stores and supply chain (including online) and IT infrastructure improvements. In 2013, Ahold also exited certain of its operations outside of its core geographic areas. Ahold sold its 60% interest in ICA, a joint venture in Scandinavia, to Hakon Invest. Ahold also entered into an agreement to sell its Slovakian business, where Ahold had a limited market position, to Condorum, which transaction closed in the first quarter of 2014.

In 2014, Ahold’s capital expenditures amounted to approximately €1,000 million and were primarily related to the construction, remodeling and expansion of stores and supply chain (including online) and IT infrastructure improvements. In 2014, Ahold’s Czech subsidiary successfully completed the acquisition of the SPAR business in the Czech Republic. Ahold also made several other store acquisitions in the Netherlands, Belgium and the United States. During the first quarter of 2014, Ahold successfully completed the divestiture of its Slovakian operations described above.

In 2015, Ahold announced that it had entered into an agreement to acquire 25 A&P stores in the greater New York metropolitan area in the United States. This transaction closed in the fourth quarter of 2015, and all 25 stores were converted by the end of November 2015.

Ahold’s principal future investment commitments are:

Ahold’s capital investments primarily relate to the construction, remodeling and expansion of stores and supply chain (including online) and IT infrastructure improvements. As of December 28, 2014, Ahold had outstanding capital investment commitments for property, plant and equipment and investment property, and for intangible assets, of approximately €119 million and €8 million, respectively (December 29, 2013: €126 million and €6 million, respectively). Ahold’s share in the capital investment commitments of its unconsolidated joint venture JMR amounted to €6 million as of December 28, 2014 (December 29, 2013: €6 million).

Since December 28, 2014 and through December 31, 2015, Ahold has not committed itself to new principal future investment commitments, with the exception of: (i) On July 20, 2015, Stop & Shop New York Metro entered into a conditional agreement to acquire stores from A&P. On October 8, 2015, all conditions had been met and Ahold commenced the purchase of the 25 stores. The conversion of the stores was completed by the end of November 2015; and (ii) On July 9, 2015, Ahold announced that in 2016, bol.com will start the construction of its own fulfillment center in Waalwijk, the Netherlands that will put it in a better position to keep growing and innovating. The new fulfillment center, which will have a floor space of some 50,000 square meters, will open its doors in 2017. In anticipation of the commencement of construction in 2016, bol.com entered into certain agreements relating to the investment, including for the acquisition of land.

Trends

The macroeconomic situation in Ahold’s markets is improving. However, shoppers continue to be focused on value, price and promotions. Ahold’s markets are also experiencing limited population growth, an aging consumer base and increasing diversification, including of ethnicity, household composition, affluence and urban versus suburban.

Many Ahold customers have busy lifestyles and increasingly demand convenience, including food that is easy to prepare, personalized offers and a convenient, flexible shopping experience.

Customers are increasingly aware of the positive impact of food on a healthy lifestyle and are becoming more knowledgeable about health conditions that may be affected by diet. Customers have a greater interest in what they eat and where it comes from, and are increasingly aware of the impact their buying decisions can have on society and the environment. Customers want retailers to help them make responsible decisions, and rely on retailers to ensure the integrity of the supply chain where possible.

People are increasingly searching for a feeling of community and personal connection. They find this not only in their local neighborhoods, but also through social media and online and offline communities around common interests. Retailers have a unique opportunity to connect individuals and communities in many ways – whether that is through community centers based in stores, or through the personal relationships they build with customers in an online environment.

Ahold is seeing increasingly diversified competition, both on the premium and discount ends of the retail spectrum, and new competition from outside of the traditional food retail industry. Customers are dividing their shopping trips over multiple stores for specific shopping needs or occasions. Retailers continue to evolve as consumers also diversify and change the way they shop, both online and offline.

Grocery e-commerce is still a relatively small part of the overall retail food market, but it is growing rapidly. Online will be a key component of growth for retailers in years to come. Mobile apps are creating new opportunities for sales growth and an improved customer experience in online shopping. Customers are more in control of the shopping experience than ever, with more product information at their fingertips and the ability to match prices while they shop.

Branding

Ahold’s strong local brands in the United States and Europe are well-known and popular with customers. Supermarkets are the core of Ahold’s business. In the United States, Ahold operates stores under the Stop & Shop, Giant and Martin’s banners. In the Netherlands and Belgium, Ahold operates under the Albert Heijn banner and in the Czech Republic it operates under the Albert banner. In addition to supermarkets, Ahold operates a range of other formats (such as in the Netherlands through Etos drugstores and Gall & Gall liquor stores), and continues to expand its online options (bol.com and Albert Heijn online in the Netherlands and Peapod in the United States) to serve the needs of different communities and to give customers more shopping alternatives. Although the vast majority of Ahold’s customers can—and do—shop in Ahold’s stores, today customers can also order online for pickup or home delivery. Being an omni-channel retailer and enabling customers to choose the channel that fits their needs best, online and offline, is becoming ever more important to Ahold’s business. The share of online sales has increased from 2012 to 2014 from approximately 2.5% to 3.9% of Ahold’s total net sales. Ahold’s net sales in the Netherlands consist of sales to consumers and to franchise stores (that is, stores with a banner of the combined company that are operated by independent third parties to whom the combined company sells its products at wholesale prices). Franchise stores typically operate under the same format as Ahold operated stores.

In 1911, Albert Heijn introduced its first own-brand products to the Netherlands, and Albert Heijn companies later began producing tea, coffee, peanut butter and bottled wine. Today, over 50 percent of all products sold in Albert Heijn stores are own-brand. In the U.S. and Czech markets, Ahold has focused on broadening its offerings to customers through improving its own-brand labels.

Ahold’s own brands are an important part of its strategy; they enable Ahold to provide a more relevant assortment of products in different price ranges, develop new and innovative alternatives and build customer loyalty. All three Ahold reporting segments include four distinctive own-brand labels. Each own-brand label includes a wide range of products designed to meet the needs of specific types of customers. The four own-brand labels include a value-focused label, an organic label, an unnamed icon label as a reference for A-brands and a premium label. In the United States and at its Etos drugstores, Ahold also carries a Health and Beauty Care label, which is named CareOne in the United States and Etos in Etos drugstores.

Segments

Ahold has organized its business into three segments: the United States, the Netherlands (which includes Belgium and Germany), and the Czech Republic.

The net sales (in %) per segment is as follows:

Segment	% of H1 2015 net sales
Ahold USA	62.2%
The Netherlands	33.2%
Czech Republic	4.6%

The net sales (in millions of €) per segment is as follows:

	H1 2015	2014	2013	2012
Ahold USA	12,424	19,557	19,676	20,112
The Netherlands	6,638	11,696	11,494	11,054
Czech Republic	915	1,521	1,445	1,516

Total	19,977	32,774	32,615	32,682

The total number of employees (in thousands) per segment is as follows:

	H1 2015	2014	2013	2012
Ahold USA	117	115	117	121
The Netherlands	101	97	94	93
Czech Republic	13	15	10	11

Total	231	227	221	225

United States

Overview

Ahold’s U.S. operations are organized into four divisions: Stop & Shop New England, Stop & Shop New York Metro, Giant Landover and Giant Carlisle. Ahold’s U.S. stores are owner operated (no franchise locations) and are located on the east coast of the United States. Ahold USA also operates Peapod, an online grocery shopping and delivery service in the United States, which, in addition to the east coast of the United States, is also active in Illinois, Indiana and Wisconsin. Altogether, as of July 12, 2015, Ahold operated 764 supermarkets and 209 pick-up points in the United States. Ahold also operated 232 gas stations in the United States as of July 12, 2015, the majority of which are located in the Giant Carlisle and the Stop & Shop New England market areas. In financial year 2014, Ahold’s U.S. operations had net sales of €19,557 million, representing approximately 59.7% of Ahold’s consolidated net sales in financial year 2014.

Stop & Shop

Stop & Shop was acquired by Ahold in 1996 and is today divided into two divisions, Stop & Shop New England and Stop & Shop New York Metro. Stop & Shop New York Metro operates 181 stores in Connecticut, New York and New Jersey, and Stop & Shop New England operates 216 stores in Connecticut, Massachusetts and Rhode Island, each as of July 12, 2015. The Stop & Shop division operates superstores, which are larger than typical supermarkets and some of which include gas stations, full-service pharmacies and conventional supermarkets.

Giant Landover

Giant Landover was acquired by Ahold in 1998. Giant Landover operates supermarkets and superstores under the brand name Giant in Virginia, Maryland, Delaware and the District of Columbia. As of July 12, 2015, Giant Landover operated 168 stores.

Giant Carlisle

Giant Carlisle was acquired by Ahold in 1981. The Giant Carlisle stores operate under the brand names Giant and Martin’s. The Giant Carlisle stores are located in Pennsylvania, Virginia, Maryland, and West Virginia. Giant Carlisle operates both superstores and supermarkets. As of July 12, 2015, Giant Carlisle operated 199 stores.

E-commerce

Ahold acquired Peapod, an online grocery service, in 2000. Peapod works in partnership with Ahold’s other U.S.-based supermarkets to provide online home shopping and grocery delivery and operates pick-up points mainly adjacent to grocery stores. Peapod opened an additional 89 pickup points in 2014, bringing the total number of pickup points to 209 as of July 12, 2015. In 2014, Ahold eCommerce Sales Company opened a new distribution center in the New Jersey area to expand the capacity of the Peapod business in the metro New York market. Peapod serves customers in 13 states including the District of Columbia.

Stores

A breakdown of the number and average size of stores by division for the dates indicated is as follows:

Number of stores	H1 2015	2014	2013	2012
Stop & Shop New England	216	216	215	219
Stop & Shop New York Metro	181	182	182	184
Giant Landover	168	170	170	171
Giant Carlisle	199	200	200	198

Total	764	768	767	772

Average sales area of own-operated stores (in square meters)(1)		3,850	3,800	3,800

(1)	Ahold only captures this data on an annual basis. The number for the financial half year 2015 is not expected to be materially different from the financial year 2014 number.

At the end of H1 2015, the selling space range per store is as follows:

Division	Selling space in meters[2]
Stop & Shop New England	800 – 5,400
Stop & Shop New York Metro	1,000 – 5,200
Giant Landover	1,000 – 5,300
Giant Carlisle	1,700 – 6,400

In financial year 2014, Ahold remodeled, expanded, relocated or reconstructed 43 stores in the United States as part of its ongoing efforts to keep its stores fresh and up-to-date. Total investments amounted to approximately 2.0% of sales and ranged from opening new stores, to investing in IT, distribution centers and minor construction work in the stores.

The Netherlands

Overview

Ahold is headquartered and operates Albert Heijn, a supermarket and online food retailer, in the Netherlands. Ahold also operates drugstores in the Netherlands under the Etos brand, wine and liquor retailers under the Gall & Gall brand, and an online shopping site for general merchandise at bol.com. Ahold’s net sales in the Netherlands consist of sales to consumers and to franchise stores. Franchise stores typically operate under the same format as Ahold operated stores. Franchisees purchase merchandise primarily from Ahold, pay a franchise fee and receive support services, including management training, field support and marketing and administrative assistance. In financial year 2014, Ahold had net sales of €11,696 million in the Netherlands (including Belgium and Germany), representing approximately 35.7% of Ahold’s consolidated net sales in financial year 2014.

Albert Heijn

As of July 12, 2015, Albert Heijn had 985 stores located in the Netherlands, Belgium and Germany. The stores are in three principal formats: the neighborhood grocery store, the larger Albert Heijn XL supermarket and the Albert Heijn to go convenience store. The average sales area of these stores in Europe is approximately 1,250 square meters. Albert Heijn also offers online shopping for delivery and operates pick-up points for the convenience of its customers.

Specialty Stores

Ahold acquired the drugstore chain Etos in 1974. Today Etos offers customers a selection of health and beauty, body care, and baby care products. As of July 12, 2015, Etos operated 538 stores in the Netherlands.

Ahold also operates wine and liquor stores through its Gall & Gall brand, a wine and liquor retailer, in the Netherlands. As of July 12, 2015, there were 599 Gall & Gall stores in the Netherlands.

E-commerce

In addition to offering online shopping through its retail food and specialty stores, in 2012 Ahold acquired and began operating bol.com, an online retailer that operates in both the Netherlands and Belgium. Since beginning as an online bookseller, bol.com has expanded its offerings which currently include approximately nine million products. Bol.com also launched Plaza, an online marketplace that gives customers access to products from other retailers throughout its website. In 2014, bol.com’s merchant partners, who are able to sell products on bol.com’s website through the Plaza marketplace, together achieved sales in excess of €100 million over a 12-month period. Bol.com delivered strong growth of over 25% in net consumer online sales in 2014, fueled by the launch of new categories, accelerated growth in Belgium and the success of Plaza, which currently offers a marketplace to over 7,000 merchant partners.

Stores

A break-down of the number and average size of stores for the years indicated is as follows:

Number of stores	H1 2015	2014	2013	2012
Albert Heijn: the Netherlands	883	872	849	818
Albert Heijn: Belgium	31	28	19	11
Albert Heijn to go: the Netherlands	65	62	59	59
Albert Heijn to go: Germany	6	4	5	3
Etos	538	539	538	538
Gall & Gall	599	600	586	567

Total	2,122	2,105	2,056	1,966

Average sales area of own-operated stores (in square meters)(1)		465	450	465

(1)	Ahold only captures this data on an annual basis. The number for the financial half year 2015 is not expected to be materially different from the financial year 2014 number.

At the end of H1 2015, the selling space range per store is as follows:

Banner	Selling space in meters[2]
Albert Heijn: the Netherlands	100 – 4,000
Albert Heijn: Belgium	700 – 2,000
Albert Heijn to go: the Netherlands	50 – 300
Albert Heijn to go: Germany	50 – 150
Etos	50 – 850
Gall & Gall	40 – 300

In financial year 2014, Ahold opened an additional 49 stores, net of closings. In 2014, 15 stores that were formerly part of the Dutch supermarket chain C1000 were converted to the Albert Heijn brand, bringing the total number of converted stores to 54. These converted stores were part of a 2012 transfer of 82 stores from Jumbo Supermarkten, which had acquired C1000 in 2011. Ahold also opened another nine stores in Belgium, bringing the total number of stores in Belgium to 28. Albert Heijn online also opened another 17 pickup points in financial year 2014, bringing the total number of pickup points to 34.

In the Netherlands, Ahold remodeled, expanded, relocated or reconstructed 131 stores in financial year 2014 as part of its ongoing efforts to keep its stores fresh and up-to-date. Total investments amounted to approximately 2.8% of financial year 2014 sales and ranged from opening new stores, to investing in IT, distribution centers and minor construction work in the stores.

Czech Republic

Ahold began operations in the Czech Republic in 1991 and operates under the brand name Albert. Albert operates supermarkets and compact hypers. These stores offer an extensive range of food and non-food products. In 2014, Albert took a step to increase its market share by acquiring 49 SPAR stores and integrating them into the existing Albert business. As of July 12, 2015, Albert operated 335 stores in the Czech Republic, 91 of which were compact hypers and 244 of which were supermarkets. In 2014, Ahold had net sales of €1,521 million in the Czech Republic, representing approximately 4.6% of Ahold’s consolidated net sales in 2014.

Stores

The number and average size of stores for the years indicated is as follows:

Number of stores	H1 2015	2014	2013	2012
Czech Republic	335	333	284	282

Average sales area of owned-operated stores (in square meters)(1)		1,650	1,400	1,400

(1)	Ahold only captures this data on an annual basis. The number for the financial half year 2015 is not expected to be materially different from the financial year 2014 number.

At the end of H1 2015, the selling space range per store is as follows:

Format	Selling space in meters[2]
Compact hypers	2,000 – 6,200
Supermarkets	200 – 2,000

In financial year 2014, the main focus area in the Czech Republic was the integration of 49 stores following the acquisition of the SPAR business, including the successful rebranding of 14 SPAR supermarkets and one hyper under the Albert brand. Ahold also partially remodeled 15 Albert stores as part of a project that started in 2011 to remodel all of its hypermarkets to a new compact form.

Property

Stores

As of July 12, 2015, Ahold operated 3,221 stores. Total sales area amounted to 4.9 million square meters in 2014. The total number of stores (including stores operated by franchisees) is as follows:

Number of stores	December 28, 2014	Opened / Acquired	Closed / Sold	July 12, 2015
USA	768	—	(4)	764
The Netherlands(1)	2,105	44	(27)	2,122
Czech Republic	333	3	(1)	335

Continuing Operations	3,206	47	(32)	3,221
Slovakia	—	—	—	—

Total number of stores	3,206	47	(32)	3,221

Number of stores	December 29, 2013	Opened / Acquired	Closed / Sold	December 28, 2014
USA	767	3	(2)	768
The Netherlands(1)	2,056	74	(25)	2,105
Czech Republic	284	50	(1)	333

Continuing Operations	3,107	127	(28)	3,206
Slovakia	24	—	(24)	—

Total number of stores	3,131	127	(52)	3,206

Number of stores	December 30, 2012	Opened / Acquired	Closed / Sold	December 29, 2013
USA	772	9	(14)	767
The Netherlands(1)	1,996	73	(13)	2,056
Czech Republic	282	2		284

Continuing Operations	3,050	84	(27)	3,107
Slovakia	24			24

Total number of stores	3,074	84	(27)	3,131

Number of stores	January 1, 2012	Opened / Acquired	Closed / Sold	December 30, 2012
USA	756	23	(7)	772
The Netherlands(1)	1,946	69	(19)	1,996
Czech Republic	280	2		282

Continuing Operations	2,982	94	(26)	3,050
Slovakia	26		(2)	24

Total number of stores	3,008	94	(28)	3,074

(1)	Includes 15 C1000 stores that were converted to the Albert Heijn banner during H1 2015 (FY 2014: 15).

Out of the 3,206 stores at the financial year-end of 2014, 869 stores (Albert Heijn, Etos and Gall & Gall stores) were operated by franchisees. At the end of the financial year 2014, Ahold owned or leased 2,683 store locations and a part of these stores are subleased to franchisees.

	Ahold	Franchisees	Total
Number of stores leased or owned	2,683	523	3,206
Number of stores subleased to franchisees	(346)	346	—

Number of stores operated(1)	2,337	869	3,206

(1)	Ahold only captures this data on an annual basis. The number for the financial half year 2015 is not expected to be materially different from the financial year 2014 number.

At the end of financial year 2014, Ahold operated 243 pick-up points, 209 in the United States and 34 in the Netherlands. These were either stand-alone, in-store or office-based.

Ahold’s total number of retail locations, including the 2,683 stores owned or leased by Ahold and 14 pick-up points in stand-alone locations, was 2,697 in financial year 2014. The following table breaks down the ownership structure of Ahold’s for each of financial year 2014, 2013 and 2012:

% of total Retail locations(1)	December 28, 2014	December 29, 2013	December 30, 2012
Company-owned	20%	20%	21%
Leased	80%	80%	79%
of which:
Finance leases	13%	13%	13%
Operating leases	67%	67%	66%

(1)	Ahold only captures this data on an annual basis. The percentages for the financial half year 2015 are not expected to be materially different from the financial year 2014 percentages.

Ahold’s leased properties have lease terms of up to 25 years, with renewal options for additional periods. Store lease payments are normally payable on a monthly basis at a stated amount or, in a limited number of cases, at a guaranteed minimum amount plus a percentage of sales over a defined base.

Other Property

In addition to retail locations, Ahold also operated the following other properties:

	December 28, 2014	December 29, 2013	December 30, 2012
Warehouse/distribution centers/production facilities/offices	84	84	87
Properties under construction/development	9	18	38
Investment properties	685	729	735

Total number of properties(1)	778	831	860

(1)	Ahold only captures this data on an annual basis. The number of properties is not expected to be materially different from the number for the financial year ended December 28, 2014.

Ahold’s investment properties consist of buildings and land. Substantially all of these properties are subleased to third parties. The majority of these properties are shopping centers containing one or more Ahold stores and third party retail units generating rental income.

The following table breaks down the ownership structure of Ahold’s other properties:

% of total other properties	December 28, 2014	December 29, 2013	December 30, 2012
Company-owned	40%	39%	37%
Leased:	60%	61%	63%
of which:
Finance leases	7%	8%	7%
Operating leases	53%	53%	56%

Joint Ventures

In addition to its consolidated subsidiaries, Ahold also has interests in food retail operations through its investments in joint ventures. Ahold’s income from joint ventures is included in its consolidated statement of operations in the line item “share in income of joint ventures.” Ahold’s share in income of joint ventures was €24 million in financial year 2014.

As of July 12, 2015, Ahold had interests in one material joint venture: JMR—Gestão de Empresas de Retalho, SGPS, S.A. (referred to in this prospectus as JMR), a joint venture with Jerónimo Martins, SGPS, S.A. (referred to in this prospectus as Jerónimo Martins), which has been in existence since 1992. JMR is headquartered in Lisbon, Portugal, and owns Pingo Doce, a major supermarket chain with 385 stores at the end of financial half year 2015. Under the terms of the joint venture agreement, Ahold is a 49% partner and Jerónimo Martins is a 51% partner in JMR, and Ahold shares equal voting power with Jerónimo Martins.

Competition

Ahold operates in a highly competitive food retail industry in all of the countries in which it operates. The operating environment for the food retailing industry continues to be characterized by intense price competition, pressure on profit margins, aggressive expansion, increasing fragmentation of retail and online formats, entry of non-traditional competitors and market consolidation.

Competition is based primarily on location, quality of products, service, price, product variety, store conditions and e-commerce offerings. Ahold is experiencing increasingly diversified competition in both the premium and discount segments of the retail sector, and is also facing new competition from outside the traditional food retail industry. Ahold’s own brand offerings are an important part of its strategy because they enable Ahold to provide a more relevant assortment of products in different price ranges, develop new and innovative alternatives and build customer loyalty. In general, these own-brand offerings have a higher gross margin than similarly positioned products of third party brands. Customers are spreading their shopping trips over multiple stores based on their specific shopping needs or specific occasions. Retailers continue to evolve as consumers also diversify and change the ways in which they shop, both online and offline.

Grocery e-commerce is increasingly becoming a more significant part of the overall retail food market and is growing rapidly. Ahold currently expects that online operations will continue to be a key component of growth for retailers in years to come. Mobile apps are creating new opportunities for sales growth and an improved customer experience in online shopping.

Seasonality

Ahold’s retail business generally experiences an increase in net sales in the fourth quarter of each year, primarily as the result of the holiday season. Results are also impacted by changes in weather patterns. For example, Ahold’s U.S. store sales are generally positively impacted by inclement winter weather, which typically results in increased sales prior to expected snow storms, while adverse winter weather in the Netherlands generally results in increased online sales in the Netherlands.

Government Regulations

U.S. Regulations

As a marketer and distributor of food products in the United States, Ahold is subject to regulation by numerous federal, state and local regulatory agencies. At the federal level, Ahold is subject to the Federal Food, Drug and Cosmetic Act, the Bioterrorism Act and regulations promulgated by the U.S. Food and Drug Administration (referred to in this prospectus as the FDA). The FDA regulates manufacturing and holding requirements for foods, over-the-counter drug products and pharmaceuticals, specifies the standards of identity for certain foods and prescribes the format and content of certain information required to appear on food product labels.

For certain product lines, Ahold is also subject to the Federal Meat Inspection Act, the Poultry Products Inspection Act, the Perishable Agricultural Commodities Act, the Country of Origin Labeling Act and regulations promulgated thereunder by the U.S. Department of Agriculture (referred to in this prospectus as the USDA). The USDA imposes standards for product quality and sanitation, including the inspection and labeling of meat and poultry products and the grading and commercial acceptance of produce shipments from Ahold’s vendors.

Money order and wire transfer services offered by Ahold’s stores are subject to regulations promulgated under the USA Patriot Act, which is administered by the U.S. Department of the Treasury. Ahold’s lottery, alcohol and tobacco sales and operations are regulated at the federal and state level.

Ahold and its products are also subject to state and local regulation through such measures as the licensing of Ahold’s facilities, enforcement by state and local health agencies of state and local standards for its products and facilities and regulation of its trade practices in connection with the sale of its products. Ahold’s advertising, weights and measures of products, as well as other marketing, labeling and consumer protection issues, are regulated by state agencies and state attorney general offices, which have jurisdiction over state consumer protection statutes and antitrust statutes.

Ahold’s pharmacy operations are subject to federal, state and local regulations and licensing requirements, including state pharmacy boards, Medicaid and Medicare reimbursement regulations and third-party insurance regulations, as well as the Health Insurance Portability and Accountability Act and regulations promulgated by the U.S. Department of Health & Human Services. Ahold’s premises are generally inspected at least annually by federal and/or state authorities. These facilities are also subject to inspections and regulations issued pursuant to the Occupational Safety and Health Act by the U.S. Department of Labor, which require Ahold to comply with certain manufacturing, health and safety standards to protect its employees from accidents and to establish hazard communication programs to transmit information about the hazards of certain chemicals present in certain products it distributes.

Ahold is also subject to regulation by numerous federal, state and local regulatory agencies. Ahold’s store operations and real estate operations are subject to zoning, environmental and building regulations, as well as laws that prohibit discrimination in employment on the basis of disability, including the Americans with Disabilities Act, and other laws relating to accessibility and the removal of barriers. Ahold is also subject to various laws relating to the protection of personal data.

In the United States, the opening of new stores is regulated by municipalities through zoning and licensing laws. Shopping hours are mostly unconstrained by regulation in all of the states in which Ahold is active. Most of Ahold’s U.S. stores are open 14 to 24 hours a day and seven days a week.

Dutch Regulations

As in other jurisdictions, Ahold is subject to various legislative provisions in the Netherlands relating to its products, facilities, health and safety of its employees, environmental matters, antitrust matters, privacy matters, its relationship with franchisees, tax matters and use of local employees and vendors, among other matters.

Ahold’s properties are subject to Dutch zoning regulations. Consequently, Ahold may only operate at locations designated for retail purposes by the municipality, unless special approval is obtained. Similar regulations apply in certain other European countries in which Ahold operates.

In general, Dutch law does not require an environmental operating permit for the operation of retail stores. However, retail stores must comply with general environmental rules and, among others, a fire safety notification must be obtained. Operating hours are regulated and in some municipalities, and retail stores may not open on Sundays.

As an employer in the Netherlands, Ahold is subject to various labor laws that set employment practice standards for workers, including occupational health and safety standards.

The legislative provisions relating to privacy impose obligations on Ahold and restrict its use of personal data (for example, the use of customer data relating to customer loyalty programs or in direct marketing activities).

Regulations in Other Jurisdictions

Ahold operates its business in three other countries in Europe, and accordingly is subject to a wide variety of national and EU laws and regulations governing standards for its products and facilities, health and safety of its employees, currency conversions and repatriation, taxation of foreign earnings and earnings of expatriate personnel and use of local employees and vendors, among other matters.

Litigation

From time to time in the normal course of business, Ahold and its subsidiaries are subject to legal proceedings. Such legal proceedings are subject to inherent uncertainties. Ahold’s management, supported by internal and external legal counsel, where appropriate, determines whether it is more likely than not that a liability has occurred and whether or not a loss is reasonably estimable. If a determination has been made that a loss is reasonably estimable, such estimate is accrued.

During 2014, Ahold received approval from the United States District Court for the District of Connecticut to settle a class action pending in the court relating to claims against Ahold’s former U.S. Foodservice business (referred to in this prospectus as the Waterbury litigation). Ahold recorded a provision for the settlement in the amount of €215 million, which was settled prior to December 28, 2014.

At the end of 2014, VAHFR (Vereniging Albert Heijn Franchisenemers), an association of Albert Heijn franchisees, and 239 individual claimants asserted claims against several legal entities of Ahold relating to the resolution of certain cost items under individual franchise agreements for the years 2008 through 2012, the alleged value of which in the aggregate exceeds €200 million. The claims for the years 2008 and 2009 have already been settled, and Ahold has an existing provision of €17 million with regard to the settlement of costs with individual franchisees for the years 2010 up to and including 2014. Ahold will defend its interests vigorously in the legal proceedings.

In a series of letters to Ahold, the first of which dated May 20, 2015, the VEB (Vereniging voor Effectenbezitters), a Dutch association of retail shareholders, has accused Ahold of being a day late in disclosing its discussions with Delhaize regarding a potential business combination and has reserved the right to sue Ahold for damages. In its replies, the latest of which dated July 31, 2015, Ahold has stated that it has acted in accordance with all applicable disclosure obligations, and will defend itself against any allegations to the contrary.

See also Note 34 of the Ahold’s annual consolidated financial statements included elsewhere in this prospectus for more information on legal proceedings.

Environmental Matters

Ahold’s operations are governed by environmental laws and regulations in the countries in which it operates, including those concerning the discharge, storage, handling and disposal of hazardous or toxic substances. Ahold believes that it possesses all of the material permits required for the conduct of its operations and that its current operations are in material compliance with all applicable environmental laws and regulations.

Ahold uses hazardous substances and generates hazardous wastes in some of its operations. Under the U.S. Federal Comprehensive Environmental Responsibility, Compensation and Liability Act and similar state laws, generators of hazardous wastes may be jointly and severally liable for the clean-up of hazardous wastes from the facilities to which the generator sent those wastes for disposal. However, Ahold is not aware of any material asserted or threatened claims against it relating to any such offsite disposal location.

Clean-up of hazardous substances or petroleum releases in soil or groundwater takes place at certain of Ahold’s facilities. At certain of Ahold’s other facilities, studies have shown that soil and groundwater have been impacted by gasoline or petroleum constituents, but the relevant regulatory agencies have not required remediation at those sites. In addition, certain of Ahold’s facilities are located on premises that are currently or were formerly gasoline stations or other industrial sites at which contamination from prior operations may exist, but there have been no environmental investigations to determine the condition of those sites. Ahold believes that any potential clean-up costs associated with those facilities that may be allocated to it will not materially impact its financial position.

Supplier Relationships

Ahold purchases its merchandise from thousands of suppliers. Ahold relies on its suppliers to deliver the high quality products Ahold’s customers expect. Increasingly, Ahold works in collaboration with its suppliers and engages with them in many ways, aiming to strengthen and improve these relationships. Ahold holds supplier events to discuss a wide range of topics, including company strategy, sustainability, supplier diversity, and food safety. Through the Albert Heijn Foundation in Africa, Ahold works to improve the livelihoods of

Albert Heijn’s African fruit and vegetable suppliers, which in turn supports their families and communities and helps to secure long-term relationships with them.

Ahold depends on certain suppliers of strategic own-brand products and services. See the section entitled “Risk Factors” beginning on page 34 of this prospectus. Ahold has taken meaningful steps to ensure its own-brand products are produced in a socially responsible way. For example, Ahold has set targets to ensure that its own-brand food suppliers are certified against Global Food Safety Initiative-recognized standards. In addition, Ahold is making progress on ensuring that 100% of its own-brand suppliers in high-risk countries are audited on social compliance. Social compliance auditing ensures accountability for working conditions within Ahold’s supply chains.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF AHOLD

The following information should be read in conjunction with Ahold’s financial statements and with the financial information presented in the section entitled “Selected Historical Consolidated Financial Data of Ahold” beginning on page 16 of this prospectus. Unless otherwise stated, the annual information included in this section is based on Ahold’s audited financial statements prepared in accordance with IFRS as issued by the IASB, and the unaudited interim information is based on Ahold’s unaudited condensed financial statements prepared in accordance with IAS 34. The following discussion contains forward-looking statements that reflect Ahold’s plans, estimates and beliefs. Such statements are based upon current expectations that involve risks and uncertainties. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. For example, the words “believes,” “anticipates,” “plans,” “expects,” “intends” and similar expressions are intended to identify forward-looking statements. Actual results could differ materially from those discussed in these forward-looking statements. Factors that might cause such a discrepancy include, but are not limited to, those discussed in “Liquidity and Capital Resources” below and elsewhere in this prospectus, particularly in the section entitled “Risk Factors” beginning on page 34 of this prospectus. All forward-looking statements in this prospectus are based on information available as of the date of this prospectus, and Ahold assumes no obligation to update any such forward-looking statements. See the section entitled “General Information—Cautionary Statement Regarding Forward-Looking Statements” beginning on page 60 of this prospectus.

Overview

Ahold is an international retailing group based in the Netherlands and active in the United States and Europe. As of July 12, 2015, Ahold employed approximately 231,000 employees and had over 3,200 stores in five countries serving a trade area population of approximately 90 million people. In financial year 2014, Ahold achieved consolidated net sales of €32,774 million. Ahold is the group parent company and operates through a number of direct and indirect subsidiaries.

Ahold’s profits are primarily generated by selling products at prices that generate revenues in excess of direct procurement costs and operating expenses. These costs and expenses include procurement and distribution costs, facility occupancy and other operational expenses, and overhead expenses. Ahold also generates revenues from the sale of products to retail franchisees. Franchisees purchase merchandise primarily from Ahold, pay a franchise fee and receive support services. Franchise stores account for approximately 8% of Ahold’s net sales.

Ahold’s business is currently organized into three reportable segments: the United States, the Netherlands (which includes Belgium and Germany) and the Czech Republic.

Ahold USA: In the United States, Ahold operates retail outlets on the east coast under the banners Stop & Shop, Giant and Martin’s. Ahold also has an online grocery service under the banner Peapod, which, in addition to the east coast, is also active in Illinois, Indiana and Wisconsin. As of July 12, 2015, Ahold USA operated 764 stores. The Ahold USA business is Ahold’s largest segment, representing approximately 62% of net sales for the half year ended July 12, 2015 (financial year 2014: 60%).

The Netherlands (including Belgium and Germany): In the Nertherlands, Ahold operates Albert Heijn, a supermarket and online food retailer. Albert Heijn also operates in Belgium, where as of July 12, 2015, it operated 31 stores. Ahold’s online, non-food retailer, bol.com, operates in the Netherlands and also in Belgium. In addition, Ahold operates Etos (a drugstore chain in the Netherlands) and Gall & Gall (a wine and liquor retailer in the Netherlands). As of July 12, 2015, the Netherlands segment operated 2,122 stores. This segment represents 33% of Ahold’s net sales for the financial half year ended July 12, 2015 (financial year 2014: 36%).

Czech Republic: In the Czech Republic, Ahold operates under the banner Albert. Ahold’s portfolio of stores was expanded during 2014 following the acquisition of 49 SPAR stores, which were all rebranded to the Albert banner by the end of the first quarter of 2015. As of July 12, 2015, this segment operated 335 stores in the Czech Republic, representing 5% of Ahold’s net sales for the financial half year ended July 12, 2015 (financial year 2014: 5%).

In addition to the reportable segments, Ahold holds 49% of the shares in the JMR joint venture, which operated 385 Pingo Doce stores in Portugal as of July 12, 2015. This investment is accounted for using the equity method.

Key Performance Indicators

Ahold monitors the performance of its operations against strategic objectives on an ongoing basis. Ahold assesses its performance against the strategy, budget and forecasts using various financial measures including the following:

	Financial half years ended		Financial years ended
	July 12, 2015	July 13, 2014	December 28, 2014	December 29, 2013	December 30, 2012
	Amounts in € millions, unless otherwise indicated
Net sales	19,977	17,241	32,774	32,615	32,682
Operating income	647	640	1,250	1,239	1,336
Income from continuing operations	406	393	791	805	869
Underlying operating income(1)	721	680	1,267	1,379	1,412
Underlying operating income margin(1)	3.6%	3.9%	3.9%	4.2%	4.3%
Operating Cash Flow	987	741	1,876	2,035	2,011
Free cash flow(1)	553	372	1,055	1,109	1,051

(1)	These amounts are not measures determined in accordance with IFRS. See the section entitled “—Non-GAAP Financial Measures and Operating Metrics” for a discussion regarding the limitations on the use of such measures.

Non-GAAP Financial Measures and Operating Metrics

As a supplement to its GAAP results, Ahold uses non-GAAP measures and operating metrics to evaluate the results of operations and cash flows as described below. Non-GAAP measures and these operating metrics have limitations as analytical tools, and should not be considered in isolation or as substitutes for analysis of operating results or cash flows as reported under GAAP. Ahold compensates for these limitations by relying primarily on the GAAP results and using non-GAAP measures and these operating metrics only for supplemental purposes. Other companies in the retail industry may calculate these measures differently than Ahold does, limiting their usefulness as comparative measures. For GAAP results, see Ahold’s annual financial statements included elsewhere in this prospectus.

Underlying Operating Income and Underlying Operating Income Margin

Ahold defines “underlying operating income” as the operating income adjusted for items that Ahold management believes can cause a distortion in understanding the trend of the development of its underlying operating performance. Underlying operating income is calculated as operating income, adjusted for impairments of non-current assets, gains and losses on the sale of assets, restructuring and related charges, and other specific items considered to not be directly related to the underlying operating performance, such as pension-related settlements and curtailments. Restructuring and related charges include, for example, exit costs, shut-down costs and costs to rebrand acquired stores. Ahold has included underlying operating income as it is a key performance metric used by management across its business. Ahold believes this is a useful measure for investors in understanding the performance of its underlying operations. Underlying operating income is not a measure in accordance with IFRS and accordingly should not be considered as an alternative to operating income. See the section entitled “Selected Historical Consolidated Financial Data of Ahold” beginning on page 16 of this prospectus for a reconciliation of the measure to IFRS and a discussion regarding the limitation of the use of such measures. Underlying operating income margin is calculated as underlying operating income as a percentage of net sales.

Free Cash Flow

Ahold defines free cash flow as operating cash flows from continuing operations less net capital expenditures and net interest paid plus dividends received. Ahold has included free cash flow as Ahold believes it is a useful measure for investors, because it provides insight into the cash flows available to, among other things, reduce debt and pay dividends. Free cash flow is derived from Ahold’s financial statements; however, this is not a measure calculated in accordance with IFRS and may not be comparable to similar measures presented by other companies. Accordingly, free cash flow should not be considered as an alternative to operating cash flow. See the section entitled “Selected Historical Consolidated Financial Data of Ahold” beginning on page 16 of this prospectus for a reconciliation of the measure to IFRS and a discussion regarding the limitation of the use of such measure.

Net Sales at Constant Exchange Rates

In this section, the descriptions of net sales at constant exchange rates reflect net sales obtained by applying the monthly average exchange rates from the most recent financial period to local currency-denominated monthly net sales in the comparative financial period.

The impact of foreign exchange rate fluctuations on operating income is estimated by deducting costs of sales, and operating expenses at constant exchange rates from net sales at a constant exchange rate basis. Cost of sales and operating expenses at a constant exchange rate basis are obtained by applying the monthly average exchange rates in the financial period to the corresponding local currency-denominated monthly cost of sales and operating expenses in the comparative financial period. Net sales and operating income at constant exchange rates are not reflected in Ahold’s consolidated financial statements and are not measured in accordance with IFRS. Ahold does not believe that these measures are a substitute for GAAP measures. However, Ahold believes that disclosing net sales and operating income information at a constant exchange rate basis provides additional useful analytical information to investors regarding the operating performance of Ahold.

The following exchange rates of the euro against the U.S. dollar (USD) and the Czech crown (CZK) have been used in the preparation of Ahold’s financial statements:

	Financial half years ended			Financial years ended
	July 12, 2015	July 13, 2014	Change H1 2015 vs. H1 2014	December 28, 2014	December 29, 2013	Change 2014 vs. 2013	December 30, 2012	Change 2013 vs. 2012
Balance sheet (period-end closing exchange rate)
$1 = euro	0.8957	0.7348	21.9%	0.8213	0.7277	12.9%	0.7566	(3.8)%
CZK1 = euro	0.0369	0.0365	1.1%	0.0360	0.0365	(1.4)%	0.0398	(8.3)%
Income statement (average exchange rate)
$1 = euro	0.8950	0.7297	22.7%	0.7529	0.7533	(0.1)%	0.7782	(3.2)%
CZK1 = euro	0.0364	0.0364	0.0%	0.0363	0.0385	(5.7)%	0.0398	(3.3)%

Adjusted Income from Continuing Operations

During 2011, Ahold implemented its current dividend policy which uses adjusted income from continuing operations, a non-GAAP measure. Ahold defines adjusted income from continuing operations as income from continuing operations adjusted for specific significant incidental items management believes should not affect the dividend payout. This metric is a component, and is used solely for purposes, of Ahold’s dividend policy, which sets the dividend payout ratio to be 40-50% of adjusted income from continuing operations.

The table below reconciles the operating income from continuing operations to adjusted income from continuing operations.

	Financial years ended
	December 28, 2014	December 29, 2013	December 30, 2012
	Amounts in € millions
Income from continuing operations	791	805	869
Add-back (after tax):
European reorganization	30	—	—
Pension plan amendments	(44)	—	—
Multi-employer pension plan settlement	—	39	—
Changes in income tax contingency reserves	—	(37)	—
Write-down of capitalized software development costs	—	—	52

Adjusted income from continuing operations	777	807	921

Identical Sales

As used in this prospectus, an identical sales operating metric is calculated whereby net sales, in local currency, from exactly the same stores (referred to in this section as identical stores) and online sales in existing market areas for the most recent period are compared to that of the comparable period. Identical stores are locations that were open for both the full time period being reported on and the full comparable time period in the preceding year. After being open for a full 52 weeks, a store is measured for identical store sales. In general, remodeled stores are included in the identical sales base. However, exceptions are made to this general rule in cases of extensive remodels (e.g., when a store remodel results in a 15% or greater decrease or increase of the store’s sales area), which are considered to be on site replacements. For markets that sell gasoline, Ahold also calculates the identical sales, excluding gasoline sales, to eliminate gasoline price volatility in the comparison.

Identical sales and identical sales excluding gasoline sales are not reflected in Ahold’s consolidated financial statements. However, Ahold believes that disclosing identical sales and identical sales excluding gasoline sales provides additional useful analytical information to investors regarding the operating performance of Ahold as it neutralizes the impact of, for example, newly acquired stores in the calculation of sales growth.

Key Factors Affecting Results of Operations

Ahold’s results of operations are driven by a combination of factors affecting the industry in which it operates as a whole and various operating factors specific to Ahold. The following is an overview of the key factors affecting Ahold’s results during the years presented. Also see the section entitled “Risk Factors” beginning on page 34 of this prospectus for more information.

Economic Environment

The general economic environment in the markets where Ahold operates has a direct impact on its operating results. The macroeconomic situation in these markets is improving in 2015 compared to the previous two years. However, shoppers continue to be focused on value, price and promotions.

In addition, the decrease in prevailing interest rates has affected the assumptions used in determining the level of certain provisions and costs such as defined benefit pension costs and self-insurance liability. This decrease in interest rates has resulted in higher defined benefit pension costs, which negatively affected underlying operating income margin (i.e., pension costs are expected to be up €23 million for the full financial year 2015 as compared to 2014).

Competitive Environment

Ahold operates in the highly competitive food retail industry in all of the countries in which it operates. The operating environment for the food retailing industry continues to be characterized by intense price competition, pressure on profit margins, aggressive expansion, increasing fragmentation of retail and online formats, entry of non-traditional competitors and market consolidation.

Competition is based primarily on location, quality of products, service, price, product variety, store conditions and e-commerce offerings. Ahold is experiencing increasingly diversified competition in both the premium and discount segments of the retail sector, and is also facing new competition from outside the traditional food retail industry. Ahold’s own brand offerings are an important part of its strategy because they enable Ahold to provide a more relevant assortment of products in different price ranges, develop new and innovative alternatives and build customer loyalty. In general, these own-brand offerings have a higher gross margin than similarly positioned products of third party brands. Customers are spreading their shopping trips over multiple stores based on their specific shopping needs or specific occasions. Retailers continue to evolve as consumers also diversify and change the ways in which they shop, both online and offline.

Foreign Exchange Movements

Ahold’s results are exposed to transaction and translation risks associated with foreign currency movements. See “—Quantitative and Qualitative Disclosures about Market Risk” below for more information about foreign currency exchange rate risks and their impact on the results of operation.

Business Combinations

Operating results are impacted by the additional results of acquired stores, the related costs of the acquisition (transaction and integration costs) as well as potential subsequent impairment charges.

The most significant acquisitions in recent years were:

SPAR in the Czech Republic—On August 1, 2014, Ahold announced that it had successfully completed the acquisition of SPAR’s business in the Czech Republic. The purchase consideration was CZK 5,170 million (€187 million) payable in cash for 100% of the voting equity interest. With this transaction, Ahold acquired 49 stores, of which 35 are compact hypers and 14 are supermarkets, as well as a location that is still under development. Final goodwill recognized in the amount of CZK 2,960 million (€109 million, using the exchange rate of July 12, 2015), which will not be deductible for tax purposes, represents expected synergies from the combination of operations.

Following the acquisition date, SPAR contributed €177 million to 2014 net sales and lowered net income by €13 million in 2014. The impact excludes €4 million in transaction costs related to the acquisition that are included in general and administrative expenses.

The acquisition of SPAR will remain slightly margin-dilutive in 2015. The SPAR stores operated at a higher operating cost with a lower contribution, and Ahold continues to align the operations to its existing way of working and operating cost base. This alignment results in expected additional one-off costs of €40 million in 2015, of which €20 million has been recognized in operating income in H1 2015. The €20 million recorded in H1 2015 includes €14 million recorded as restructuring and related charges.

Jumbo (transfer of stores)—On August 14, 2012, Ahold announced that its Albert Heijn division had completed the transfer of 82 stores from Jumbo Supermarkten for €290 million in cash, with €273 million having been paid as of July 12, 2015 (2015: €7 million, 2014: €2 million, 2013: credit / received €1 million and 2012: €265 million). Final settlements will occur as agreements with franchisees are finalized. As of July 12, 2015, Ahold had reached agreements related to the 75 franchise stores, of which 69 stores have been converted and opened under the Albert Heijn banner, four stores have been divested directly upon acquisition and two stores are yet to be converted and opened. For the remaining seven stores, Ahold did not reach agreements with the franchisees and these stores were transferred back to Jumbo in the second half of 2015.

The 69 stores that were converted to the Albert Heijn banner contributed €215 million to net sales for the first half of financial year 2015 (2014: 54 stores, €278 million; 2013: 39 stores, €149 million) and €5,7 million to net income (2014: €7 million; insignificant amount to 2013 net income). In 2014, Ahold recognized an €8 million impairment loss of prepaid consideration relating to this acquisition and a further €9 million during the first half of financial year 2015. These impairment losses related to stores being sold or transferred back to Jumbo. The 15 stores that were converted to the Albert Heijn banner in the first half of financial year 2015 have contributed €34 million to net sales and an insignificant amount to net income in the first half of financial year 2015.

Bol.com—In May 2012, Ahold acquired bol.com. The purchase consideration was €353 million in cash for 100% of the voting equity interest. The acquisition was made to further expand Ahold’s online presence and broaden the range of its product offering into new non-food categories. Bol.com contributed €294 million to net sales and had an insignificant impact on net income in the period from May 9 to December 30, 2012. The impact excludes €6 million in transaction costs related to the acquisition, included in general and administrative expenses.

See also Note 4 of Ahold’s annual financial statements included elsewhere in this prospectus for further information on acquisitions. See also the section entitled “Information about Ahold—History and Development” beginning on page 144 of this prospectus.

Disposition Activities

Significant disposition activities meeting the accounting definition for assets held for sale and discontinued operations are shown separately in the consolidated statements of financial position and income statements, respectively. The impact of these on the financial results is further discussed below. See also Note 5 of Ahold’s annual financial statements included elsewhere in this prospectus.

Impact of 53rd Week

Ahold’s financial year is a 52- or 53-week period ending on the Sunday nearest to December 31. Financial year 2014 consisted of 52 weeks and ended on December 28, 2014. The comparative financial years 2013 and 2012 consisted of 52 weeks and ended on December 29, 2013 and December 30, 2012, respectively. Financial year 2015 consists of 53 weeks and ends on January 3, 2016.

Investing in Online Businesses

Ahold is investing in future growth by investing in its online businesses in the United States and the Netherlands. In 2015, margins in the Netherlands will be affected by these increased investments in its online business, particularly at bol.com. Ahold expects this to have a dilutive effect on the underlying operating income margin of the Netherlands of approximately 0.25% in 2015 as compared to 2014.

Inflation

Cost of goods sold and labor cost, Ahold’s primary operating costs, increase generally with inflation and, where possible, are recovered through cost saving activities and retail price adjustments.

According to the U.S. Bureau of Labor Statistics, overall inflation in the U.S. was 0.8% in 2014 (1.5% in 2013), which was primarily driven by higher food prices and energy services, while gasoline and fuel oil prices declined sharply towards the end of the year. Food inflation was 3.4% in 2014 (1.1% over 2013). Food inflation, particularly on perishable items and perishable commodities, has been volatile. The index for meats, poultry, fish and eggs, which rose 2.9% in 2013, increased 9.2% in 2014.

According to Statistics Netherlands (Centraal Bureau voor de Statistiek), overall Dutch inflation was 1.0% in 2014 as compared to 2.5% in 2013.

Seasonality and Weather Patterns

Ahold’s retail business generally experiences an increase in net sales in the fourth quarter of each year, primarily as the result of the holiday season. Results are also impacted by changes in weather patterns. For example, Ahold’s U.S. store sales are generally positively impacted by inclement winter weather, which results in increased sales prior to expected snow storms, while adverse winter weather in the Netherlands generally results in increased online sales in the Netherlands.

Fuel Prices

Ahold’s sales and cost of sales are impacted by the volatility of fuel prices (selling prices of gasoline and cost of gasoline sold). In 2014, gasoline sales accounted for 4.1% of Ahold’s net sales (4.4% in 2013).

Results of Operations

Description of Key Line Items

Net Sales—Generally, net sales are recorded based on the gross amount received from the customer for products sold, excluding sales taxes and value-added taxes. However, for certain products or services, such as the sale of lottery tickets, third-party prepaid phone cards, stamps and public transportation tickets, Ahold acts as an agent and consequently records the amount of commission income in its net sales. Ahold recognizes sales when the amount of sales can be reliably measured and it is probable that future economic benefits will flow to the company. Ahold generates and recognizes net sales to retail customers at the point of sale in its stores and upon delivery of goods through its online channels. Ahold also generates revenues from franchise fees and the sale of products to retail franchisees.

Cost of Sales—Cost of sales comprises the purchase price of the products sold, which includes vendor allowances, and other costs incurred in bringing the inventories to the location and condition ready for sale. These costs include the costs of purchasing, storing, rent, depreciation of property, plant and equipment, salaries, and transporting products to the extent that it relates to bringing the inventories to the location and condition ready for sale.

Operating Expenses—Operating expenses include selling, general and administrative expenses. Selling expenses consist of store employees’ salaries and wages, store expenses, rent income and rent expense or depreciation related to stores, advertising costs and other selling expenses. General and administrative expenses consist of support office employees’ salaries and wages, rent and depreciation of support offices, impairment losses and reversals, gains and losses on the sale of non-current assets and disposal groups held for sale, restructuring costs, and other general and administrative expenses.

Net Financial Expenses—Net financial expenses include income that Ahold receives on cash and cash equivalents, interest expense on borrowings, finance lease liabilities, financing transactions and Ahold cumulative preferred financing shares, the interest consequence of unwinding discounted provisions, foreign exchange gains and losses, and the change in fair value of foreign currency and interest rate derivative financial instruments. Included as well is the net interest calculated by applying the discount rate to the net defined benefit liability or asset.

Income taxes—Income tax expense is comprised of current and deferred tax expenses. For further information, see Ahold’s accounting policies in Note 3 of Ahold’s annual financial statements included elsewhere in this prospectus.

Share in Income of Joint Ventures—This represents the share of income from Ahold’s investment in joint ventures, which consists primarily of a 49% investment in JMR, a company operating food retail stores in Portugal under the brand name Pingo Doce. Investments in joint ventures are accounted for using the equity method.

Income (Loss) from Discontinued Operations—This represents the results from discontinued operations that are clearly identifiable, relate to the component divested and will not be recognized subsequent to the divestiture.

Financial Half Year Ended July 12, 2015 Compared to Financial Half Year Ended July 13, 2014

	Financial half year		Change
	December 29, 2014 to July 12, 2015	December 30, 2013 to July 13, 2014	Actual	%
	Amounts in € millions except for percentages
Net sales	19,977	17,241	2,736	15.9%
Cost of sales	(14,567)	(12,651)	1,916	15.1%
Gross profit	5,410	4,590	820	17.9%
Operating expenses	(4,763)	(3,950)	813	20.6%
Operating income	647	640	7	1.1%
Net financial expenses	(140)	(123)	17	13.8%
Income before income taxes	507	517	(10)	(1.9)%
Income taxes	(107)	(130)	(23)	(17.7)%
Share in income of joint ventures	6	6	—	—
Income from continuing operations	406	393	13	3.3%
Income (loss) from discontinued operations	2	(196)	198	101.0%
Net income attributable to common shareholders	408	197	211	107.1%
Underlying operating income(1)	721	680	41	6.0%

(1)	These amounts are not measures determined in accordance with IFRS. See the section entitled “—Non-GAAP Financial Measures and Operating Metrics” for a discussion regarding the limitations on the use of such measures.

Net Sales

	Financial half year		Change
	December 29, 2014 to July 12, 2015	December 30, 2013 to July 13, 2014	Actual	%	Amount constant exchange rate	% at constant exchange rate(1)
	Amounts in € millions except for percentages
Net sales	19,977	17,241	2,736	15.9%	412	2.1%
Of which gasoline sales	606	745	(139)	(18.6)%	(301)	(33.2)%

Net sales excluding gasoline	19,371	16,496	2,875	17.4%	713	3.8%

(1)	The H1 2014 figures at constant exchange rates were calculated by converting the H1 2014 figures in local currency to euro using the same exchange rates as used for H1 2015.

Net sales in the financial half year ended July 12, 2015, (referred to in this section as H1 2015) were €19,977 million, an increase of €2,736 million or 15.9%, compared to €17,241 million for the financial half year ended July 13, 2014, (referred to in this section as H1 2014). At constant exchange rates (that is, translating H1 2014 local currency to euro using the H1 2015 exchange rate), net sales were up by €412 million or 2.1%.

Gasoline sales decreased in H1 2015 by €139 million or 18.6%, mainly due to a significant decrease in gasoline prices, offset in part by a stronger U.S. dollar against the euro. At constant exchange rates gasoline sales decreased 33.2%, which was predominately a result of the half-year over half-year average pump price decrease of approximately 30%.

Net sales excluding gasoline increased in H1 2015 by €2,875 million, or 17.4%, compared to H1 2014. At constant exchanges rates, net sales excluding gasoline increased in H1 2015 by €713 million, or 3.8%, compared to H1 2014. This increase was primarily driven by higher sales due to new store openings of €414 million, which includes the acquisition of 49 SPAR stores in the Czech Republic and the conversion of 21 stores transferred from Jumbo in the Netherlands. In addition, Ahold saw an increase of €262 million in identical sales. This was driven by a higher average purchase per visit in the United States and Albert Heijn’s strong sales momentum with an increased number of articles sold per transaction.

Ahold’s online businesses contributed €800 million, or 4.0%, to Ahold’s net sales in H1 2015 (H1 2014: €635 million or 3.7%). Ahold continued to see strong sales growth in its online businesses as they operate in non-mature e-commerce markets in the United States and the Netherlands and offered expanded or new sales categories and extended service delivery areas.

Gross Profit

Ahold’s gross profit increased by €820 million, or 17.9%, compared to H1 2014. At constant exchange rates, gross profit increased by €142 million or 2.7%. Gross profit margin (gross profit as a percentage of net sales) for H1 2015 was 27.1%, which was an increase of 0.5% compared to 26.6% in H1 2014, or 0.2% at constant exchange rates. This gross profit margin increase was primarily driven by lower gasoline sales in the United States as a result of lower gasoline prices. Gasoline sales have a lower gross profit margin compared to non-gasoline sales, therefore the proportionately lower gasoline sales have a positive effect on the overall gross profit margin. Excluding the sale of gasoline, and at constant exchange rates, gross profit margin was down by 0.3%. The primary driver was lower reimbursement rates from pharmacy benefit managers at Ahold USA. In addition, higher promotional spend in the Netherlands and investments in price (i.e., absorbing price increases or lowering prices to Ahold’s customers to provide a stronger customer proposition) in the United States and, to a lesser extent, in the Czech Republic impacted the lower gross profit margin.

Operating Expenses

In H1 2015, operating expenses increased by €813 million, or 20.6%, to €4,763 million compared to €3,950 million in H1 2014. At constant exchange rates, operating expenses increased by €221 million or 4.9%.

Ahold manages operating expenses by comparing operating expenses per segment as a percentage of net sales as opposed to the absolute change in expense amount. This neutralizes the change as a result of, for example, acquiring or opening new stores (e.g., an increase in operating expenses as a result of the 49 acquired SPAR stores). As a percentage of net sales, operating expenses increased by 0.9% to 23.8%, or 0.6%, to 23.2% at constant exchange rates. Approximately 0.4% of the increase at constant exchange rates is explained by the relatively lower proportion of gasoline sales as part of net sales. Excluding gasoline sales and at constant exchange rates, operating expenses as a percentage of net sales increased by 0.3%

The increase of approximately 0.3% is mainly explained by higher impairments and restructuring charges (see breakout below), increased pension cost in the Netherlands, an increase in operating expenses related to the Czech Republic (see segment results discussed below) and Corporate Center costs. Corporate Center costs increased by €14 million mainly due to higher costs from Ahold’s self-insurance activities driven by lower discount rates of approximately €5 million in determining Ahold’s self-insurance provisions and €5 million mainly due to higher employee-related expenses.

Operating expenses include impairments, gains and losses on the sale of assets, restructuring and related charges and other items that management believes can cause a distortion in understanding the trend of the development of its underlying business. Impairments, gains (losses) on the sale of assets and restructuring and related charges are discussed in more detail under segment results and are summarized below:

•	Impairments: Impairment charges in H1 2015 were €17 million, up by €8 million compared to H1 2014. In H1 2015, an impairment charge of €9 million was recorded for a write-down of prepaid consideration for stores transferred back to Jumbo (related to the transfer of stores from Jumbo in 2012). The remaining impairment charges in 2015 as well as the impairment charges incurred during H1 2014 mainly related to underperforming stores.

•	(Gains) Losses on the Sale of Assets: Gains on the sale of assets in H1 2015 were €9 million, up by €2 million compared to H1 2014.

•	Restructuring and Related Charges and Other Items: Charges in H1 2015 were €66 million, up by €28 million compared to H1 2014. The increase is due to a 2015 Ahold USA support office restructuring (affecting operating income negatively by €14 million), as well as an early retirement incentive offered to Giant Landover store employees (an impact of €18 million). Restructuring charges in H1 2014 included €29 million related to the reorganization of the support roles at Albert Heijn and Corporate Center.

Operating Income

Operating income increased in H1 2015 by €7 million, or 1.1%, compared to €647 million in H1 2014. The increase of €7 million is the difference between the higher gross profit of €820 million and higher operating expenses of €813 million. The changes in profit and expenses are explained above.

Net Financial Expenses

Net financial expenses in H1 2015 increased by €17 million, or 13.8%, to €140 million compared to €123 million in H1 2014. The increase is mainly explained by a €14 million higher interest expense compared to H1 2014, mainly attributable to U.S. dollar-denominated interest expenses, which resulted in a higher euro value on conversion due to the stronger U.S. dollar. Excluding the currency impact, interest expenses were down by €4 million, predominantly driven by a lower average interest rate on finance leases.

Income Taxes

In H1 2015, income tax expense was €107 million, lower by €23 million, or 17.7%, compared to €130 million in H1 2014. The decrease in income tax is mainly the result of a recognition of deferred tax assets (€4 million), differences between estimated tax position and tax position in filed tax returns (€8 million) and improved use of the Dutch innovation tax regime (€5 million). The effective tax rate, calculated as a percentage of income before income taxes, was 21.1% in H1 2015 (H1 2014: 25.1%). The difference in the effective tax rate is mainly explained by the above mentioned items; a recognition of deferred tax assets (impact of 0.8%), differences between estimated tax position and tax position in filed tax returns (impact of 1.6%), improved use of innovation tax regime (impact of 0.9%)

Share in Income of Joint Ventures

Ahold’s share in income of joint ventures, which relates primarily to its 49% shareholding in JMR, remained stable at €6 million in H1 2015.

Results from Discontinued Operations

Results from discontinued operations in H1 2015 equaled a gain of €2 million, versus a loss of €196 million recorded in H1 2014. The H1 2014 charge included a net of tax settlement amount and associated legal fees for the Waterbury litigation of €194 million. This litigation was related to Ahold’s U.S. Foodservice operations which were divested in 2007. See also the section entitled “Information about Ahold – Litigation” beginning on page 155 of this prospectus.

Underlying Operating Income and Underlying Operating Income Margin

The table below reconciles the operating income to the non-GAAP measures underlying operating income and underlying operating income margin.

	Financial half years		Change
	December 29, 2014 to July 12, 2015	December 30, 2013 to July 13, 2014	Actual	%
	Amounts in € millions except for percentages
Operating income	647	640	7	1.1%
Adjusted for:
Impairments	17	9	8
(Gains) losses on the sale of assets	(9)	(7)	(2)
Restructuring and related charges and other items	66	38	28
Underlying operating income(1)	721	680	41	6.0%
Underlying operating income margin(1)	3.6%	3.9%	(0.3)%

(1)	These amounts are not measures determined in accordance with IFRS. See the section entitled “—Non-GAAP Financial Measures and Operating Metrics” for a discussion regarding the limitations on the use of such measures.

Underlying operating income was €721 million in H1 2015, up €41 million or 6.0%, versus €680 million in H1 2014. H1 2015 underlying operating income margin was 3.6%, compared to 3.9% in H1 2014.

At constant exchange rates, underlying operating income was down by €46 million, or 6.0%, compared to H1 2014. The changes in underlying operating income are mainly a reflection of lower reimbursement rates from pharmacy benefit managers, the additional investments in Ahold’s online businesses in the Netherlands (primarily at bol.com), increased pension costs in the Netherlands as a result of lower discount rates, higher promotional costs in the Netherlands and non-recurring costs related to the SPAR acquisition in the Czech Republic.

Comparison of the Financial Years Ended December 28, 2014, December 29, 2013 and December 30, 2012

	Financial years ended			Change		Change
	December 28, 2014	December 29, 2013	December 30, 2012	2014 vs. 2013		2013 vs. 2012
				Actual	%	Actual	%
	Amounts in € millions except for percentages
Net sales	32,774	32,615	32,682	159	0.5%	(67)	(0.2)%
Cost of sales	(24,088)	(23,933)	(24,064)	(155)	(0.6)%	131	0.5%
Gross profit	8,686	8,682	8,618	4	0.1%	64	0.7%
Operating expenses	(7,436)	(7,443)	(7,282)	7	0.1%	(161)	(2.2)%
Operating income	1,250	1,239	1,336	11	0.9%	(97)	(7.3)%
Net financial expenses	(235)	(291)	(208)	56	19.2%	(83)	(39.9)%
Income before income taxes	1,015	948	1,128	67	7.1%	(180)	(16.0)%
Income taxes	(248)	(153)	(267)	(95)	(62.1)%	114	42.7%
Share in income of joint ventures	24	10	8	14	140.0%	2	25.0%
Income from continuing operations	791	805	869	(14)	(1.7)%	(64)	(7.4)%
Income (loss) from discontinued operations	(197)	1,732	46	(1,929)	(111.4)%	1,686	3,665.2%
Net income attributable to common shareholders	594	2,537	915	(1,943)	(76.7)%	1,622	177.3%
Underlying operating income(1)	1,267	1,379	1,412	(112)	(8.1)%	(33)	(2.3)%

(1)	These amounts are not measures determined in accordance with IFRS. See the section entitled “—Non-GAAP Financial Measures and Operating Metrics” for a discussion regarding the limitations on the use of such measures.

Financial Year 2014 Compared to Financial Year 2013

Net Sales

	Financial years ended		Change
	December 29, 2014	December 30, 2013	Actual	%	Amount at constant exchange rate	% at constant exchange rate(1)
	Amounts in € millions except for percentages
Net sales	32,774	32,615	159	0.5%	254	0.8%
Of which gasoline sales	1,337	1,430	(93)	(6.5)%	(85)	(6.0)%

Net sales excluding gasoline	31,437	31,185	252	0.8%	338	1.1%

(1)	The 2013 figures at constant exchange rates were calculated converting the 2013 figures in local currency to euro using the same exchange rates as used for 2014.

Net sales for the financial year ended December 28, 2014, were €32,774 million, an increase of €159 million, or 0.5%, compared to €32,615 million for the financial year ended December 29, 2013. At constant exchange rates, net sales increased by €254 million, or 0.8%.

Gasoline sales in 2014 decreased by €93 million, or 6.5%, compared to 2013. At constant exchange rates, gasoline sales decreased by 6.0%, impacted by a decrease in gasoline prices and volumes (both approximately 3.0%)

Net sales excluding gasoline in 2014 increased by €252 million or 0.8%. At constant exchanges rates, net sales excluding gasoline in 2014 increased by €338 million, or 1.1% compared to 2013. This was primarily driven by higher sales due to new store openings of approximately €573 million (partly offset by store closures; €181 million), which includes the acquisition of 49 SPAR stores in the Czech Republic and the conversion of 15 stores transferred from Jumbo in the Netherlands, as well as increased sales following Ahold’s continued remodeling and expansion of existing stores. Identical sales declined by €83 million, caused by negative identical store sales growth in all segments partly compensated by positive online identical sales growth.

Ahold’s online businesses contributed €1,267 million, or 3.9%, to Ahold’s net sales in 2014 (2013: €1,086 million, or 3.3%). Ahold continued to see strong sales growth in its online businesses as it operates in non-mature e-commerce markets in the United States and the Netherlands and offered expanded or new sales categories and extended service delivery areas within Ahold’s market area.

Gross Profit

Ahold’s gross profit increased slightly by €4 million, or 0.1%, from 2013 to 2014. Gross profit margin for 2014 was 26.5%, down 0.1% compared to 26.6% in 2013. Gross profit margin was positively impacted by the decrease in gasoline sales (minus 6.0% at constant exchange rates) as a result of lower gasoline prices. Ahold’s gasoline operations reduce the company’s overall gross profit margin as a percentage of sales, due to the relatively low gross profit margin of gasoline sales as compared to non-gasoline sales. Excluding the sale of gasoline of €1,337 million, gross profit margin was 27.4%, down by 0.3% in 2014. This was primarily driven by Ahold USA, where product costs increased and Ahold chose to only partially pass these costs on to its customers, resulting in lower margins.

Operating Expenses

In 2014, operating expenses decreased by €7 million, or 0.1%, to €7,436 million compared to €7,443 million in 2013. At constant exchange rates, operating expenses decreased by €18 million or 0.2%.

As a percentage of net sales, operating expenses were 22.7%, a decrease of 0.1% compared to 22.8% in 2013. Proportionally lower gasoline sales compared to 2013 had a 0.1% positive impact on the operating expenses as a percentage of net sales, as the lower margin gas sales represented a smaller proportion of total net sales.

Operating expenses include impairments, gains and losses on the sale of assets, restructuring and related charges and other items that Ahold management believes can cause a distortion in understanding the trend of the development of its underlying business. Impairments, gains (losses) on the sale of assets and restructuring and related charges are discussed in more detail under segment results and are summarized below:

•	Impairments: In 2014, these impairment charges amounted to €31 million, which was €52 million less than the €83 million in 2013. The impairments of assets in 2014 were primarily related to stores. The impairments of assets in 2013 were mainly driven by Ahold USA (€75 million) and included the exit from the New Hampshire market (€18 million), eight Giant Carlisle stores (€15 million) and one Giant Landover store (€10 million).

•	(Gains) Losses on the Sale of Assets: Net gains on the sale of assets impacted operating expenses positively by €20 million, which was €8 million less than in 2013.

•

Restructuring and Related Charges and Other Items: In 2014, these charges included gains from the Dutch pension plan amendments totaling €59 million (€9 million at Corporate Center and €50 million at the Netherlands). These were partly offset by the €40 million restructuring charge related to the European reorganization. See Note 23 to Ahold’s annual financial statements included elsewhere in this prospectus for more detail on the pension plan amendments. The European reorganization was focused on making the head office support more efficient and streamlining the commercial organization at Albert Heijn to enable a greater focus on improving quality and value for its customers. In addition, the Czech Republic recognized €6 million in restructuring and related charges primarily related to the acquisition of the SPAR stores. These restructuring charges and other items were €79 million lower than in 2013. In 2013, restructuring and related charges included €63 million of costs related to reducing Ahold’s exposure to its U.S. multi-employer pension plans as well as a €23 million restructuring provision related to Ahold’s exit from the New Hampshire market.

Excluding the net change from 2013 to 2014 of €122 million related to impairments, restructuring and gains on sale of assets (which represents 3.9% of 2013 net sales excluding gasoline), operating expenses increased by 0.2%. This increase is mainly driven by higher labor costs in the Netherlands and costs related to the SPAR integration in the Czech Republic of €12 million, partly offset by lower costs related to self-insurance activities (driven by higher discount rates in determining Ahold’s self-insurance provisions). Movements in impairments, restructuring and related charges and gains on sale of assets are explained per segment under segment results below.

Operating Income

Operating income increased by €11 million, or 0.9%, to €1,250 million in 2014. The increase of €11 million is the sum of the higher gross profit of €4 million and lower operating expenses of €7 million. The changes in profit and expenses are explained above.

Net Financial Expenses

Net financial expenses of €235 million in 2014, decreased by €56 million, or 19.2%, compared to €291 million in 2013. Excluding interest income and expense on defined benefit pension plans (which decreased by €8 million following a net decrease of discount rates and an improvement of the funded status), net interest expense of €206 million was €12 million lower in 2014 compared to €218 million in 2013. The lower net interest expense was driven by lower interest rates. Other financial expense of €13 million in 2014 was lower by €36 million compared to €49 million in 2013 and primarily related to lower valuation adjustments related to notes and derivatives of €22 million and an €11 million one-time adjustment to a financial liability in 2013 related to the change in discount rate used for a union pension withdrawal provision.

Income Taxes

In 2014, income tax expense was €248 million, up €95 million compared to €153 million in 2013. In 2013, income tax expense was mainly impacted by lower income before income taxes (€26 million), use of previously non-recognized capital losses by sale of assets (€16 million), rate differential impact of higher intra-group interest (€12 million) and by movements in income tax contingency reserves (€37 million). The effective tax rate, calculated as a percentage of income before income taxes, was 24.4% in 2014 (2013: 16.1%). The difference in effective tax rate is mainly explained by the above mentioned items; lower income before income taxes (impact of 1.1%), use of previously non-recognized capital losses by sale of assets (impact of 2%), rate differential impact of higher intra-group interest (impact of 1.3%) and by movements in income tax contingency reserves (impact of 3.9%). See also Note 10 of Ahold’s annual financial statements included elsewhere in this prospectus for the reconciliation of the effective tax rate to the statutory tax rate.

Share in Income of Joint Ventures

Ahold’s share in income of joint ventures, which relates primarily to its 49% shareholding in JMR, was €24 million in 2014, up by €14 million compared to €10 million in 2013, driven by higher net income reported by JMR, mainly explained by lower financing costs, lower income taxes and higher operating profit. For further information about joint ventures, see Note 14 of Ahold’s annual financial statements included elsewhere in this prospectus.

Results from Discontinued Operations

The main contributor to the €197 million loss from discontinued operations in 2014 was a charge representing the net of tax settlement amount and associated legal fees for the Waterbury litigation of €194 million. This litigation was related to Ahold’s U.S. Foodservice operation, which was divested in 2007.

Income from discontinued operations in 2013 included a gain of €1,614 million in connection with the sale of Ahold’s 60% stake holding in ICA.

In April 2014, Ahold completed the sale of its Slovakian business to Condorum, based on an agreement that was announced in November 2013. Ahold recorded a net loss of €1 million in 2014 with respect to this divestiture, with negative cash proceeds amounting to €34 million. Ahold Slovakia operated 24 stores with net sales of €139 million in 2013.

See also Note 5 of Ahold’s annual financial statements included elsewhere in this prospectus for more information on dispositions.

Underlying Operating Income and Underlying Operating Income Margin

The table below reconciles the operating income to the non-GAAP measure underlying operating income and underlying operating income margin.

	Financial year ended		Change
	December 28, 2014	December 29, 2013	Actual	%
	Amounts in € millions except for percentages
Operating income	1,250	1,239	11	0.9%
Adjusted for:
Impairments	31	83	(52)
(Gains) losses on the sale of assets	(20)	(28)	8
Restructuring and related charges and other items	6	85	(79)
Underlying operating income(1)	1,267	1,379	(112)	(8.1)%
Underlying operating income margin(1)	3.9%	4.2%	(0.3)%

(1)	These amounts are not measures determined in accordance with IFRS. See the section entitled “—Non-GAAP Financial Measures and Operating Metrics” for a discussion regarding the limitations on the use of such measures.

Underlying operating income was €1,267 million in 2014, a decrease of €112 million, or 8.1%, versus €1,379 million in 2013. In 2014, the underlying operating income margin was 3.9%, compared to 4.2% in 2013 and was adversely affected by investments in Ahold’s customer proposition in the United States (i.e., improving services and price investments where product costs increased and Ahold chose to only partially pass these costs on to its customers, resulting in lower margins.), strong sales growth from Ahold’s online business in the Netherlands (Ahold’s online businesses operate at a lower margin) and Ahold’s acquisition of the SPAR stores in the Czech Republic. The SPAR acquisition had a negative impact of €12 million on underlying operating income.

Financial Year 2013 Compared to Financial Year 2012

Net Sales

	Financial years ended		Change
	December 29, 2013	December 30, 2012	Actual	%	Amount at constant exchange rate	% at constant exchange rate(1)
	Amounts in € millions except for percentages
Net sales	32,615	32,682	(67)	(0.2)%	630	2.0%
Of which gasoline sales	1,430	1,495	(65)	(4.4)%	18	(1.3)%

Net sales excluding gasoline	31,185	31,187	(2)	—	648	2.1%

(1)	The 2012 figures at constant exchange rates were calculated converting the 2012 figures in local currency to euro using the same exchange rates as used for 2013.

Net sales for the financial year ended December 23, 2013 were €32,615 million, a decrease of €67 million, or 0.2%, compared to €32,682 million for the financial year ended December 30, 2012. At constant exchange rates, net sales increased by €630 million, or 2.0%.

Gasoline sales decreased by €65 million or 4.4% compared to 2012. At constant rates, gasoline sales decreased 1.3%, which is mainly due to a decrease in gasoline prices (-3.5%) being partially compensated by higher volumes (+2.3%).

In 2013, Ahold experienced sales growth (at constant exchange rates) in both the United States and the Netherlands, despite market conditions that remained challenging. The Czech Republic reported negative sales growth. Ahold’s net sales increased due to identical sales growth, store remodeling and expansion, new store openings, and the impact of the full-year’s sales from Ahold’s acquisitions made during 2012 (bol.com, 15 Genuardi’s stores in the United States and the transfer of 39 stores from Jumbo in the Netherlands, of which 24 were converted to the Albert Heijn banner during 2013). Bol.com contributed approximately €200 million to year-over-year sales growth, new stores in Belgium approximately €90 million, the Genuardi stores approximately €150 million and the converted Jumbo stores approximately €120 million.

Identical sales increased by €104 million or 0.3%. Ahold USA and the Netherlands reported positive identical sales growth of 0.2% and 0.6% respectively while the Czech Republic identical sales growth was down 1.7% affected by lower buying power of Czech customers affected by value-added tax rates increases.

Ahold’s online businesses contributed €1,068 million, or 3.3%, to Ahold’s net sales in 2013 (2012: €831 million, or 2.5%). Ahold saw strong sales growth in its online businesses in the United States and the Netherlands as these are still not mature e-commerce markets and Ahold offered expanded or new sales categories and extended service delivery areas.

Gross Profit

Ahold’s gross profit increased by €64 million, or 0.7% from 2012 to 2013. Gross profit margin of 26.6% in 2013 increased by 0.2% compared to 26.4% in 2012. At constant exchange rates, gross profit margin increased by 0.3%. Ahold was able to offset pressure from higher levels of promotional sales through higher vendor allowances. In addition, better sourcing conditions were achieved through cost savings related initiatives.

Operating Expenses

In 2013, operating expenses increased by €161 million, or 2.2%, to €7,443 million compared to €7,282 million in 2012. At constant exchange rates, operating expenses increased by €335 million, or 4.7%.

Ahold manages operating expenses by comparing the operating expenses per segment as a percentage of net sales as to oppose to the absolute change in expense amount. This neutralizes the increases as a result of for example acquiring or opening new stores (e.g. increase in operating expenses as a result of the acquired Genuardi stores).

Operating expense as a percentage of net sales was 22.8%, up by 0.5% from 22.3% in 2012, up by 0.6% at constant exchange rates. 0.2% of this increase is explained by the items explained in next paragraph. The remaining portion of the increase resulted from lower than expected sales in 2013 (mainly higher operational labor costs as stores had anticipated higher sales), large positive one-offs in 2012 in the United States (including a credit card-fee settlement), and a negative impact from pensions in the Netherlands.

Operating expenses include impairments, gains and losses on the sale of assets, restructuring and related charges and other items that Ahold management believes can cause a distortion in understanding the trend of the development of its underlying business. Impairments, gains (losses) on the sale of assets and restructuring and related charges are discussed in more detail under segment results below and summarized below:

•	Impairments: In 2013, impairments of assets amounted to €83 million and in 2012 €37 million. Charges in 2013 included charges of €18 million related to the exit from the New Hampshire market. The remainder of the impairments related primarily to store impairments.

•	(Gains) Losses on the Sale of Assets: In 2013, Ahold sold assets with a combined aggregated gain of €28 million and in 2012 with a combined aggregated gain of €21 million. In 2013, this was mainly due to a gain on the sale of a warehouse for €19 million.

•	Restructuring and Related Charges and Other Items: In 2013 these charges amounted to €85 million and in 2012 €60 million. These charges included in 2013 charges of €63 million related to a multi-employer pension plan settlement with the New England Teamsters and Trucking Industry Pension Fund, offset by gains on the settlement of annuity charges for a frozen defined benefit pension plan of €7 million. It also included a €23 million restructuring provision related to Ahold’s exit from New Hampshire and an additional charge of €9 million related to the write-down of IT assets. In 2012 these charges related to (i) a write down of €88 million of capitalized software development costs in the United States, (ii) a gain on pension curtailment (€36 million) in the Netherlands and Corporate Center and (iii) €6 million of acquisition costs related to the acquisition of bol.com.

Operating Income

Operating income in 2013 was €1,239 million, down €97 million, or 7.3%, and down 5.6% at constant exchange rates. The decrease of €97 million is largely due to net charges of €64 million as a result of a €63 million charge related to a multi-employer pension plan settlement with the New England Teamsters and Trucking Industry Pension Fund, and increased impairment charges of €46 million. These charges were partially offset by decreased restructuring and related charges and other items of €25 million, increased gains on the sale of assets of €7 million and another gain of €7 million on the settlement of a U.S. defined benefit pension plan (which was frozen to new members in 2008 and for pay and service to certain existing members who had elected to transfer to a 401(k) plan).

Net Financial Expenses

Net financial expenses, at €291 million in 2013, increased by €83 million, or 39.9%, compared to €208 million in 2012. Excluding interest income and expense on defined benefit pension plans (which increased by €41 million in 2013), net interest expense of €218 million was €6 million lower than in 2012. This was primarily the result of a weaker U.S. dollar against the euro in 2013. Other financial expense of €49 million was higher by €48 million compared to 2012 and primarily related to €35 million of valuation adjustments related to notes and derivatives, and an €11 million one-time adjustment to a financial liability in 2013 related to the change in discount rate used for a union pension withdrawal provision.

Income Taxes

In 2013, income tax expense was €153 million, a decrease of €114 million or 42.7% compared to 2012. This was due to lower income in 2013 (€48 million), use of previously non-recognized capital losses by sale of assets (€16 million), rate differential impact of higher intra-group interest (€24 million) and by movements in income tax contingency reserves (€37 million). The effective tax rate was 16.1% in 2013 compared to 23.7% in 2012. The difference in the effective tax rate is mainly explained by the above mentioned items; lower income in 2013 (impact of 1.8%), use of previously non-recognized capital losses by sale of assets (impact of 1.7%), rate differential impact of higher intra-group interest (impact of 2.4%) and by movements in income tax contingency reserves in 2013 (impact of 3.9%). See also Note 10 of the Ahold annual financial statements included elsewhere in this prospectus for the effective income tax rate reconciliation.

Share in Income of Joint Ventures

Ahold’s share in income of joint ventures, which primarily related to its 49% shareholding in JMR, was €10 million in 2013, up by €2 million compared to €8 million in 2012. For further information about joint ventures, see Note 14 to Ahold’s annual financial statements included elsewhere in this prospectus.

Results from Discontinued Operations

In 2013, result from discontinued operations increased by €1,686 million, or 3,665%, to €1,732 million, mainly as a result of a gain on the sale of the 60% stake holding in ICA of €1,614 million. See also Note 5 to Ahold’s annual financial statements included elsewhere in this prospectus for more information on dispositions.

Underlying Operating Income and Underlying Operating Income Margin

The table below reconciles the operating income to the non-GAAP measure underlying operating income and underlying operating income margin.

	Financial year ended		Change
	December 29, 2013	December 30, 2012	Actual	%
	Amounts in € millions except for percentages
Operating income	1,239	1,336	(97)	(7.3)%
Adjusted for:
Impairments	83	37	46
(Gains) losses on the sale of assets	(28)	(21)	(7)
Restructuring and related charges and other items	85	60	25
Underlying operating income(1)	1,379	1,412	(33)	(2.3)%
Underlying operating income margin(1)	4.2%	4.3%	(0.1)%

(1)	These amounts are not measures determined in accordance with IFRS. See the section entitled “—Non-GAAP Financial Measures and Operating Metrics” for a discussion regarding the limitations on the use of such measures.

Underlying operating income was €1,379 million in 2013, a decrease of €33 million or 2.3%, versus €1,412 million in 2012. At constant exchange rates, underlying operating income decreased by 0.5%. Underlying operating income margin was 4.2% in 2013, a decrease of 0.1% compared to 2012. This decrease was due to higher pension expense in the Netherlands, as well as investments in both value and growth in the Netherlands and the United States, which were partly compensated by cost savings.

Segment Results

Ahold USA

H1 2015 Compared to H1 2014

	Financial half year		Change
	December 29, 2014 to July 12, 2015	December 30, 2013 to July 13, 2014	Actual	%
	Amounts in € millions except for percentages and number of stores
Net sales	12,424	10,267	2,157	21.0%
Operating income	433	384	49	12.8%
Adjusted for:
Impairments	8	4	4
(Gains) losses on the sale of assets	(4)	(1)	(3)
Restructuring and related charges and other items	32	2	30
Underlying operating income(1)	469	389	80	20.6%
Underlying operating income margin(1)	3.8%	3.8%	—	—

(1)	These amounts are not measures determined in accordance with IFRS. See the section entitled “—Non-GAAP Financial Measures and Operating Metrics” for a discussion regarding the limitations on the use of such measures.

Net sales for Ahold USA in H1 2015 of €12,424 million were higher by €2,157 million, or 21.0%, compared to H1 2014. At constant exchange rates net sales were down by 1.3%.

Net sales growth was affected by lower gasoline sales, which were primarily due to a sharp decline in gasoline prices (approximately 32%). Gasoline volumes declined by approximately 4%. Excluding gasoline, net sales at constant exchange rates were 1.1% higher than in H1 2014. This increase was driven by 0.7% growth in identical store sales (excluding gasoline sales and in local currency), primarily due to a higher average purchase per visit in U.S. dollars and a marginally higher number of transactions. Net sales for Peapod in H1 2015 increased by 6.7% compared to H1 2014, at constant rates.

During H1 2015, Ahold completed the roll-out of the first wave of its program to improve its customer proposition through targeted price reductions and marketing, an improved “Fresh” offering, and an enhanced customer experience through in-store merchandising and employee engagement. Ahold continues to see positive performance in stores where the program has been rolled out for more than a year.

Operating income increased by €49 million, or 12.8%, to €433 million compared to H1 2014. Operating income was impacted by the following items:

•	Impairments: The H1 2015 impairment charges amounted to €8 million and in H1 2014 impairment charges amounted to €4 million.

•	(Gains) Losses on the Sale of Assets: No individually significant gains or losses were recorded in H1 2015 or H1 2014.

•	Restructuring and Related Charges and Other Items: The H1 2015 charges increased by €30 million compared to H1 2014. The increase is due to a 2015 Ahold USA support office restructuring (affecting operating income negatively by €14 million), as well as an early retirement incentive offered to Giant Landover store employees (impact of €18 million).

In H1 2015, underlying operating income at Ahold USA was €469 million, up by €80 million, or 20.6%, from €389 million in H1 2014. At constant exchange rates, underlying operating income at Ahold USA decreased by €8 million, or 1.7%.

Ahold USA’s underlying operating income margin in H1 2015 was 3.8%, flat compared to H1 2014. Cost price inflation outpaced retail pricing, specifically in the nonperishable product range, and Ahold USA’s decision to absorb part of this cost was more than offset by cost containment and cost savings. Lower gasoline sales due to falling gasoline prices had a positive impact on the underlying operating income margin, but this was more than offset by lower reimbursements on pharmacy products and increased costs for snow removal.

Financial Year 2014 Compared to Financial Year 2013 and Financial Year 2013 Compared to Financial Year 2012

	Financial years ended			Change		Change
	December 28, 2014	December 29, 2013	December 30, 2012	2014 vs. 2013		2013 vs. 2012
				Actual	%	Actual	%
	Amounts in € millions except for percentages and number of stores
Net sales	19,557	19,676	20,112	(119)	(0.6)%	(436)	(2.2)%
Operating income	727	663	735	64	9.7%	(72)	(9.8)%
Adjusted for:
Impairments	10	75	36	(65)		39
(Gains) losses on the sale of assets	(6)	(25)	(4)	19		(21)
Restructuring and related charges and other items	7	88	85	(81)		3
Underlying operating income(1)	738	801	852	(63)	(7.9)%	(51)	(6.0)%
Underlying operating income margin(1)	3.8%	4.1%	4.2%	(0.3)%	(7.3)%	(0.1)%

(1)	These amounts are not measures determined in accordance with IFRS. See the section entitled “—Non-GAAP Financial Measures and Operating Metrics” for a discussion regarding the limitations on the use of such measures.

Financial Year 2014 Compared to Financial Year 2013

Net sales for Ahold USA in 2014, at €19,557 million, were lower by €119 million, or 0.6%, compared to 2013. At constant exchange rates, net sales were down by 0.5%. Net sales growth is affected by lower gasoline sales due to lower gasoline prices. Excluding gasoline, net sales at constant exchange rates were 0.2% lower than in 2013. Identical sales, excluding gasoline, decreased by 0.1%.

Sales growth was negatively impacted by the closure of 14 stores (approximately €140 million), including the exit from the New Hampshire market in 2013. This was partly offset by the initial results of the program to improve Ahold USA’s customer proposition, and a business disruption at one of Ahold USA’s main competitors in the Stop & Shop New England division (approximately €55 million).

Ahold USA’s online business, Peapod, continued to grow in its existing market area in 2014 and opened 89 additional pick-up points where customers can drive up and conveniently pick up their online orders, bringing the total to 209. To enable further growth, Ahold eCommerce Sales Company opened a new distribution center in the New Jersey area, increasing Peapod’s capacity in the New York and New Jersey markets. Net sales for Peapod in 2014 increased by 9.2% compared to 2013, at constant rates.

Operating income increased by €64 million, or 9.7%, to €727 million compared to 2013

Operating income was also affected by the following items:

•	Impairments: Impairments of €10 million were recorded for 2014 and €75 million for 2013. The larger impairments recognized in 2013 were in Giant Carlisle for eight stores in the amount of €15 million, New Hampshire closed stores for €18 million and one Giant Landover store for €10 million.

•	(Gains) Losses on the Sale of Assets: In 2013, gains on the sale of assets of €25 million were mainly due to a €19 million gain on the sale of a warehouse facility.

•	Restructuring and Related Charges and Other Items: Total charges in 2013 amounted to €88 million or €81 million higher compared to 2014. In 2013, restructuring and related charges of €42 million included a €23 million restructuring provision related to Ahold’s exit from the New Hampshire market and an additional charge of €9 million related to the write-down of IT assets. The other items reported in the Ahold USA segment in 2013 of €46 million is the total of a multi-employer plan settlement charge in the amount of €63 million offset by gains on the settlement of annuity charges for a frozen defined benefit pension plan of €7 million.

In 2014, underlying operating income was €738 million, a decrease of €63 million or 7.9% from €801 million in 2013. Ahold USA’s underlying operating income margin in 2014 was 3.8%, 0.3% lower than in 2013. The decrease was a consequence of the accelerated rollout to improve its customer proposition, including the absorption of several commodity price increases that Ahold USA chose to partly absorb, to the benefit of its customers. This was slightly offset by the impact of lower gasoline sales on underlying operating income margin.

Financial Year 2013 Compared to Financial Year 2012

Net sales in 2013 of €19,676 million, were lower by €436 million, or 2.2%, compared to 2012. At constant exchange rates net sales were up by 1.1%. Excluding gasoline, net sales at constant exchange rates were 1.2% higher than in 2013.

Identical sales, excluding gasoline, increased by 0.3%. Sales growth benefitted primarily from acquired and new stores, and effective loyalty program. A negative impact resulted from the comparison with the last quarter of 2012 when Hurricane Sandy increased sales, as well as the closure of 14 stores including the exit from the New Hampshire market. Ahold USA’s online business, Peapod, continued to grow in its existing market area, launched virtual grocery stores and opened 112 pick-up points where customers can drive up and conveniently pick up their online orders, bringing the total to 120 at the end of 2013.

Operating income decreased by €72 million, or 9.8%, to €663 million compared to 2012. Operating income was affected by the following items:

•	Impairments: 2013 included €75 million of impairment charges versus €35 million of impairment charges taken in 2012. The larger impairment charges recognized in 2013 were in Giant Carlisle for eight stores in the amount of €15 million, New Hampshire closed stores for €18 million and one Giant Landover in for €10 million.

•	(Gains) Losses on the Sale of Assets: In 2013 Ahold USA recorded a gain of €19 million from the sale of a warehouse.

•	Restructuring and Related Charges and Other Items: In 2012 restructuring and related charges of €85 million related to a write down of capitalized software development costs.

In 2013, underlying operating income at Ahold USA was €801 million, down by €51 million, or 6.0%, from €852 million in 2012. Ahold USA’s underlying operating income margin in 2013 was 4.1%, 0.1% lower than in 2012. Excluding gasoline, this margin was 4.4% in 2013, a decrease of 0.2% from 4.6% in 2012. In a competitive environment, operational improvements and simplification were more than offset by challenging volume growth, resulting in increased expenses as a percentage of sales.

The Netherlands

H1 2015 Compared to H1 2014

	Financial half year		Change
	December 29, 2014 to July 12, 2015	December 30, 2013 to July 13, 2014	Actual	%
	Amounts in € millions except for percentages and number of stores
Net sales	6,638	6,253	385	6.2%
Operating income	291	294	(3)	(1.0)%
Adjusted for:
Impairments	9	5	4
(Gains) losses on the sale of assets	(5)	(6)	1
Restructuring and related charges and other items	1	19	(18)
Underlying operating income(1)	296	312	(16)	(5.1)%
Underlying operating income margin(1)	4.5%	5.0%	(0.5)%	(10.0)%

(1)	These amounts are not measures determined in accordance with IFRS. See the section entitled “—Non-GAAP Financial Measures and Operating Metrics” for a discussion regarding the limitations on the use of such measures.

Net sales in H1 2015 amounted to €6,638 million, an increase of 6.2%, compared to €6,253 million in H1 2014, while identical sales grew by 2.9%. Albert Heijn had a strong performance with strong commercial programs and improvements to its assortment that were well received by its customers. This strong performance drove identical sales growth. In addition to the growth from identical sales, net sales growth in H1 2015 benefited from the conversion of 21 former C1000 stores in the Netherlands (which contributed approximately 1.0% to the sales growth) and the opening of eight new Albert Heijn stores in Belgium versus H1 2014 (which contributed approximately 0.9% to the sales growth). Ahold achieved double-digit sales growth in H1 2015 at its online operations in the Netherlands: Albert Heijn Online (up by 21.5%) and bol.com (up by 23.8%).

Operating income decreased by €3 million, or 1.0%, to €291 million. Operating income is affected by the following items:

•	Impairments: During H1 2015, an impairment charge of €9 million was recorded, being a write-down of prepaid consideration for stores transferred back to Jumbo (related to the transfer of stores from Jumbo in 2012). In H1 2014, the impairment of €5 million related to underperforming stores.

•	(Gains) Losses on the Sale of Assets: In H1 2015 sold assets with an aggregated gain of €5 million and in H1 2014 with an aggregated gain of €6 million. No individually significant gains or losses were recorded in H1 2015 or H1 2014.

•	Restructuring and Related Charges and Other Items: Restructuring charges in H1 2014 included €19 million related to the reorganization of the support roles at Albert Heijn.

When adjusting for these items, Ahold arrives at its underlying operating income.

In H1 2015, underlying operating income in the Netherlands was €296 million, down by €16 million or 5.1% from €312 million in H1 2014. The underlying operating margin of the Netherlands was 4.5% in H1 2015, down 0.5% compared to H1 2014. Excluding bol.com, the underlying operating income margin was 4.9% in H1 2015 down by 0.4% compared to H1 2014. The dilutive effect of the online business on this margin reflects an increased investment in this high-growth area as part of Ahold’s omni-channel strategy. In addition, the underlying operating income margin in the Netherlands was negatively impacted by higher pension costs as a result of lower interest rates as well as one-off costs from the glassware collection campaign in the first quarter of 2015.

Financial Year 2014 Compared to Financial Year 2013 and Financial Year 2013 Compared to Financial Year 2012

	Financial years ended			Change		Change
	December 28, 2014	December 29, 2013	December 30, 2012	2014 vs. 2013		2013 vs. 2012
				Actual	%	Actual	%
	Amounts in € millions except for percentages and number of stores
Net sales	11,696	11,494	11,054	202	1.8%	440	4.0%
Operating income	584	612	652	(28)	(4.6)%	(40)	(6.2)%
Adjusted for:
Impairments	21	9	1	12		8
(Gains) losses on the sale of assets	(14)	(2)	(7)	(12)		5
Restructuring and related charges	(17)	—	(31)	(17)		31
Underlying operating income(1)	574	619	615	(45)	(7.3)%	4	0.6%
Underlying operating income margin(1)	4.9%	5.4%	5.6%	(0.5)%		(0.2)%

(1)	These amounts are not measures determined in accordance with IFRS. See the section entitled “—Non-GAAP Financial Measures and Operating Metrics” for a discussion regarding the limitations on the use of such measures.

Financial Year 2014 Compared to Financial Year 2013

Total net sales for the Netherlands in 2014, at €11,696 million, were higher by €202 million, or 1.8%, compared to 2013.

Identical sales decreased by 0.5% in 2014. At Albert Heijn, transactions in identical stores remained broadly stable while average spend per shopping trip continued to be under pressure. Towards the end of the year, average purchase per visit improved, positively driving identical sales. Net sales were positively impacted by the conversion of 15 former C1000 supermarkets into the Albert Heijn format. By the end of 2014, Ahold had converted 54 out of 82 stores transferred from Jumbo pursuant to an agreement with Jumbo. The 54 stores that were converted to the Albert Heijn banner contributed €278 million to 2014 net sales (2013: 39 stores, €149 million)

Other factors that positively impacted sales were the continued growth of bol.com and the further extension of Ahold’s store network in the Netherlands and Belgium. In 2014, Ahold further expanded its Albert Heijn business in Belgium by opening an additional nine supermarkets, bringing the total to 28 at December 28, 2014. Ahold achieved strong double-digit sales growth at its online operations in the Netherlands: Albert Heijn Online (up by 22.5%) and bol.com (up by 20.2%).

Operating income decreased by €28 million, or 4.6%, to €584 million compared to 2013. Operating is impacted by the following items:

•	Impairments: The 2014 impairment charges included €8 million related to the write down of prepaid consideration related to the transfer of stores from Jumbo. In 2013, impairment charges of €9 million were booked and related to underperforming stores.

•	(Gains) Losses on the Sale of Assets: The 2014 gains on sale of assets of €14 million were related to the sale of some residential properties and the sale of a shopping center.

•	Restructuring and Related Charges and Other Items: In 2014, these charges included gains from the Dutch pension plan amendments totaling €50 million. These were partly offset by the €40 million restructuring charge related to the European reorganization. See Note 23 to Ahold’s annual financial statements included elsewhere in this prospectus for more detail on the pension plan amendments.

When adjusting for these items Ahold arrives at its underlying operating income.

In 2014, underlying operating income at Ahold in the Netherlands was €574 million, down by €45 million, or 7.3%, from €619 million in 2013. In 2014, underlying operating income margin in the Netherlands was 4.9%, 0.5% lower than in 2013. Excluding bol.com, this margin was 5.2% in 2014, down by 0.4% from 5.6% in 2013, primarily impacted by higher labor costs, due to the addition of services in Ahold’s stores and one-off labor related expenses. An additional driver of the lower margin was increased promotions.

Financial Year 2013 Compared to Financial Year 2012

Total net sales for the Netherlands in 2013 of €11,494 million were €440 million, or 4.0%, higher compared to 2012. Identical sales increased by 0.6% in 2013. Besides higher identical sales, sales increase was driven by the conversion of former C1000 stores to the Albert Heijn banner (added €149 million), opening of new stores in Belgium and double digit sales growth at Albert Heijn online (up by 23.3%) and bol.com (66.6%). Bol.com was acquired in 2012, and 2013 included a full year of net sales.

Operating income decreased by €40 million, or 6.2%, to €612 million compared to 2012. Operating income is impacted by the following items:

•	Impairments: These impairment charges increased by €8 million, from €1 million in 2012 to €9 million in 2013. Impairments in both years related to underperforming stores.

•	(Gains) Losses on the Sale of Assets: In 2013 the Netherlands sold assets with an aggregated gain of €2 million and in 2012 with an aggregated gain of €7 million.

•	Restructuring and Related Charges and Other Items: In 2012 these charges included a gain on pension curtailment of €31 million.

When adjusting for these items, Ahold arrives at its underlying operating income.

In 2013, underlying operating income at Ahold in the Netherlands was €619 million, up by €4 million, or 0.6%, from €615 million in 2012. In 2013, underlying operating income margin in the Netherlands was 5.4%, 0.2% lower than in 2012, primarily impacted by higher non-cash pension charges (€41 million or 0.4%). Excluding these pension costs, the underlying margin was 0.2% higher than in 2012, as a result of higher realized gross margins.

Continued cost savings initiatives helped fund price investments in an intensified promotional environment.

Czech Republic

H1 2015 Compared to H1 2014

	Financial half year		Change
	December 29, 2014 to July 12, 2015	December 30, 2013 to July 13, 2014	Actual	%
	Amounts in € millions except for percentages and number of stores
Net sales	915	721	194	26.9%
Operating income (loss)	(10)	15	(25)	(166.7)%
Adjusted for:
Impairments	—	—	—	—
(Gains) losses on the sale of assets	—	—	—	—
Restructuring and related charges and other items	(16)	—	(16)	—
Underlying operating income(1)	6	15	(9)	(60.0)%
Underlying operating income margin(1)	0.7%	2.1%	(1.4)%	(66.7)%

(1)	These amounts are not measures determined in accordance with IFRS. See the section entitled “—Non-GAAP Financial Measures and Operating Metrics” for a discussion regarding the limitations on the use of such measures.

Total net sales for the Czech Republic in H1 2015, of €915 million, increased by €194 million, or 26.9%, compared to H1 2014. At constant exchange rates net sales increased by 27.1%. Net sales growth is affected by lower gasoline sales due to lower gasoline prices. Excluding gasoline, net sales at constant exchange rates were 28.6% higher than in H1 2014, driven by the inclusion of 49 SPAR stores acquired as of August 1, 2014. In H1 2014, the Czech Republic completed the rebranding of all SPAR stores.

Identical sales for H1 2015, excluding gasoline and in local currency, were down 0.3%.

Operating income in H1 2015 decreased by €25 million, or 166.7%, to a loss of €10 million compared to H1 2014. Restructuring and related charges amounted to €16 million of which €14 million related to the SPAR acquisition.

In H1 2015, underlying operating income in the Czech Republic was €6 million, down by €9 million, or 60.0% from €15 million in H1 2014. H1 2015 also included €6 million of non-recurring costs related to the SPAR integration. In H1 2015, underlying operating income margin in the Czech Republic was 0.7%, which was 1.4% lower than in H1 2014 and is mainly explained by the dilutive effect of the SPAR acquisition.

Financial Year 2014 Compared to Financial Year 2013 and Financial Year 2013 Compared to Financial Year 2012

	Financial years ended			Change		Change
	December 28, 2014	December 29, 2013	December 30, 2012	2014 vs. 2013		2013 vs. 2012
				Actual	%	Actual	%
	Amounts in € millions except for percentages and number of stores
Net sales	1,521	1,445	1,516	76	5.3%	(71)	(4.7)%
Operating income	13	31	27	(18)	(58.1)%	4	14.8%
Adjusted for:
Impairments	—	(1)		1	—	(1)	—
(Gains) losses on the sale of assets	—	—	—	—	—	—	—
Restructuring and related charges	6	—	—	6	—	—	—
Underlying operating income(1)	19	30	27	(11)	(36.7)%	3	11.1%
Underlying operating income margin(1)	1.2%	2.1%	1.8%	(0.9)%		0.3%

(1)	These amounts are not measures determined in accordance with IFRS. See the section entitled “—Non-GAAP Financial Measures and Operating Metrics” for a discussion regarding the limitations on the use of such measures.

Financial Year 2014 Compared to Financial Year 2013

Total net sales for the Czech Republic in 2014, at €1,521 million, increased by €76 million, or 5.3%, compared to 2013. At constant exchange rates, net sales increased by €158 million or 11.7%. Excluding gasoline, net sales at constant exchange rates were 12.9% higher than in 2013.

Identical sales, excluding gasoline, decreased by 1.2% in 2014 as the market continued to be significantly impacted by competitive pressure and an increasing share of promotional sales. The main driver impacting sales growth was the acquisition of 49 acquired SPAR stores. As of the acquisition date, SPAR contributed €177 million to 2014.

Operating income decreased by €18 million, or 58.1%, to €13 million compared to 2013. In 2014, €6 million of restructuring and related charges were recorded relating to the SPAR acquisition.

In 2014, underlying operating income in the Czech Republic was €19 million, down by €11 million or 36.7%, from €30 million in 2013. Underlying operating income was impacted by €12 million of operating losses from the acquired SPAR stores.

In 2014, underlying operating income margin in the Czech Republic was 1.2%, 0.9% lower than in 2013, mainly due to the dilutive effect of the SPAR acquisition, and to a lesser extent offset by synergies from this acquisition, such as benefits of scale, and cost saving initiatives.

Financial Year 2013 Compared to Financial Year 2012

Total net sales for the Czech Republic in 2013, at €1,445 million, were lower by €71 million, or 4.7%, compared to 2012. At constant exchange rates, net sales decreased by 1.5%. Excluding gasoline, net sales at constant exchange rates were 1.2% lower than in 2013.

Identical sales excluding gasoline decreased by 1.5% as the market remained under pressure, significantly impacted by increases in value-added tax rates in the Czech Republic in 2012 and 2013, which negatively affected consumer buying power.

Operating income increased by €4 million, or 14.8%, to €31 million compared to 2012. In 2013, underlying operating income in the Czech Republic was €30 million, up by €3 million or 11.1% from €27 million in 2012.

In 2013, underlying operating income margin in the Czech Republic was 2.1%, which was 0.3% higher than in 2012. Despite the competitive environment and lower consumer spending, the Albert stores in the Czech Republic were able to improve their performance through a continuous focus on cost efficiencies through operational improvements and simplification.

Liquidity and Capital Resources

Existing and Future Cash Requirements

Ahold manages its liquidity on a consolidated basis with cash provided from operating activities as the primary source of liquidity, in addition to potential debt and equity issuances in the capital markets, committed and uncommitted credit facilities and available cash balances. Ahold aims to keep up to €1 billion in cash to meet business needs and seasonality fluctuations in cash flow during the year. Ahold believes this base level of liquidity buffer should be sufficient to cover for cash flow seasonality fluctuations with no need to borrow.

Under normal conditions, Ahold expects to operate with an aggregate liquidity of around €2 billion, evenly split between cash necessary for operating business needs and seasonality fluctuations and the undrawn portion of its €1 billion committed credit facility.

Based on the current operating performance and liquidity position, Ahold believes that cash provided by operating activities and available cash balances will be sufficient for working capital, capital expenditures, interest payments, dividends and scheduled debt repayment requirements for the next 12 months and the foreseeable future. As of July 12, 2015, Ahold had access to a €1 billion committed, unsecured, multi-currency and syndicated credit facility which was refinanced, amended and restated in February 2015.

As part of the most recent amendment, Ahold reached an agreement to reduce the size of the credit facility from €1.2 billion to €1 billion (providing for the issuance of $275 million (approximately €250 million) in letters of credit). At the same time the facility was extended to 2020 with two potential extensions after 12 and 24 months that would take the facility to 2021 and 2022 respectively. The credit facility contains customary covenants and is subject to a financial covenant that requires Ahold, in case its corporate rating is lower than BBB/Baa2 from S&P and Moody’s, respectively, not to exceed a maximum leverage ratio, as defined in the facility agreement (the ratio of Consolidated Total Net Borrowings to consolidated operating income before depreciation and amortization) of 4.0:1. During 2014 and the first half year of 2015, Ahold was in compliance with the applicable covenants. As of July 12, 2015, there were no outstanding borrowings under the credit facility other than letters of credit for an aggregate amount of $15 million (€14 million).

The rate of interest on each loan under the credit facility would be the percentage rate per annum equal to the aggregate of the applicable margin; and LIBOR or EURIBOR for that specific term. As LIBOR or EURIBOR rates might fluctuate during the life of the credit facility, these rates are commonly referred to as “floating rate” borrowings. In addition, Ahold pays a letter of credit fee on the outstanding amount. The rate is computed based on three fixed elements: a fronting fee, a utilization fee and a margin fee based on Ahold’s credit rating.

Ahold subsidiaries are subject to applicable legal and regulatory restrictions in connection to any transfer of funds, such as stipulated by, among others, governmental bodies or tax regulations in all countries in which Ahold operates. Ahold’s subsidiaries are not subject to any additional restrictions as a result of finance agreement covenants.

Legal Reserves

While the Ahold dividend policy is to pay out 40%-50% of net adjusted income, the availability of reserves for dividend purposes is also limited by legal requirements. In accordance with the Dutch Civil Code and statutory requirements in other countries, legal reserves have to be established in certain circumstances. Legal reserves are not available for distribution to Ahold’s shareholders. The currency translation reserve, cash flow hedging reserve and other reserves as included in Ahold’s financial statements included elsewhere in this prospectus, include non-distributable amounts. Of the total equity as per December 28, 2014, of €4,844 million, an amount of €219 million is non-distributable (December 29, 2013: €513 million out of total equity of €6,520 million).

Capital Risk Management

Ahold optimizes its capital structure by taking a balanced approach between investing in the business, repaying debt, and returning cash to shareholders. To measure Ahold’s leverage, Ahold compares its net lease adjusted debt against operating income before depreciation and amortization, adjusted for rental payments. Ahold aims to operate at a ratio consistent with maintaining an investment grade rating. Refer to Note 20 of Ahold’s annual financial statements for share buyback and capital repayment activities in the periods under review.

Prior to consummation of the merger, Ahold will return approximately €1,000 million to Ahold shareholders through a reverse stock split and capital return.

Credit Ratings

Maintaining investment grade credit ratings is a cornerstone of Ahold’s strategy because such ratings serve to lower the cost of funds and facilitate access to a variety of lenders and markets. Ahold’s current credit ratings from the solicited rating agencies are as follows:

•	Standard & Poor’s: Corporate credit rating BBB / stable outlook as of June 2009 (previous rating BBB- assigned in 2007)

•	Moody’s: issuer credit rating Baa2 / stable outlook as of August 2015 (previous rating Baa3 assigned in 2007)

Cash Flows

The following table summarizes the cash flows from operating, investing and financing activities.

	Financial half year ended		Financial year ended
	July 12, 2015	July 13, 2014	December 28, 2014	December 29, 2013	December 30, 2012
	Amounts in € millions, except for percentages
Net cash from operating activities	987	741	1,876	2,035	2,110
Net cash from investing activities	(471)	691	109	279	(1,282)
Net cash from financing activities	(773)	(2,423)	(2,990)	(1,633)	(1,339)
Free cash flow(1)	553	372	1,055	1,109	1,051

(1)	These amounts are not measures determined in accordance with IFRS. See the section entitled “—Non-GAAP Financial Measures and Operating Metrics” for a discussion regarding the limitations on the use of such measures.

H1 2015 Compared to H1 2014

Net Cash from Operating Activities

Net cash from operating activities amounted to €987 million in H1 2015 and €741 million in H1 2014. The increase in 2015 compared to 2014 of €246 million, or 33.2%, was primarily a result of lower income tax paid and favorable foreign exchange impact. The lower tax payments are explained by a re-payment in 2014 related to tax benefits received in 2013, a 2014 payment to settle a tax litigation (Massachusetts) and lower United States pre-payments in 2015 due to an overpayment in 2014. The prepayments in 2014 were too high as the Waterbury payment (tax deductible at the moment paid) was not taken into account in the estimated 2014 taxable amount, which was the basis for the 2014 prepayment.

Net Cash from Investing Activities

Net cash from investing activities amounted to negative €471 million in H1 2015 versus a (positive) €691 million in H1 2014. The decrease in 2015 from 2014 was primarily a result of changes in short-term deposits and similar investments (with maturities exceeding 90 days).

Capital Expenditures

Cash capital expenditures amounted to €359 million in H1 2015 and €332 million in H1 2014. Investments were primarily related to the construction, remodeling and expansion of stores and supply chain (including online) and IT infrastructure improvements. Total cash capital expenditures, excluding acquisitions, are expected to be around €900 million in 2015. Of the €900 million, (i) approximately 70% is expected to be spent on stores, which includes the cost to build new stores and the remodeling, relocation, maintenance and expansion cost of existing stores, (ii) approximately 20% is expected to be spent on warehouses, distribution centers and offices and (iii) the remaining 10% has been allocated to other categories, including IT infrastructure. In addition, of the €900 million, (a) approximately 55% will be spent in the Ahold USA segment, (b) approximately 40% will be spent in the Netherlands segment and (c) approximately 5% will be spent in the Czech Republic segment.

	Financial half year		Change
	December 29, 2014 to July 12, 2015	December 30, 2013 to July 13, 2014	Actual	%
	Amounts in € millions except for percentages
Ahold USA	185	168	17	10.1%
The Netherlands	132	137	(5)	(3.6%)
Czech Republic	28	14	14	100.0%
Corporate Center	1	—	1	N/M
Acquisitions	13	13	—	—

Total Ahold	359	332	27	8.1%

Net Cash from Financing Activities

Net cash used in financing activities was €773 million in H1 2015 and €2,423 million in H1 2014. The lower outflow was primarily driven by a 2014 capital repayment and reverse stock split of €1,007 million and €651 million less spent on share buyback.

Financial Year 2014 Compared to Financial Year 2013

Net Cash from Operating Activities

Net cash from operating activities amounted to €1,876 million in 2014 and €2,035 million in 2013. The decrease in 2014 of €159 million, or 7.8%, from 2013 was primarily the result of higher income tax paid of €152 million. Discontinued economic stimulus for investments impacted tax payments significantly. Also, Ahold paid the New York and Massachusetts settlements during 2014 and received a €52 million Dutch tax refund in 2013.

Net Cash from Investing Activities

Net cash from investing activities was €109 million in 2014 and €279 million in 2013. The decrease in 2014 of €170 million, or 61%, versus 2013 was primarily the result of lower cash flows associated with discontinued operations. In 2013, cash flow from discontinued operations reflected dividends received from ICA of €139 million.

Capital Expenditures

Cash capital expenditures amounted to €922 million in 2014 and €821 million in 2013. Investments were primarily related to the construction, remodeling and expansion of stores and supply chain (including online) and IT infrastructure improvements. In 2014, capital expenditure also included the acquisition of SPAR in the Czech Republic. Excluding acquisitions, cash capital expenditures in 2014 were €732 million.

	Financial year ended		Change
	December 28, 2014	December 29, 2013	Actual	%
	Amounts in € millions except for percentages
Ahold USA	374	495	(121)	(24.4)%
The Netherlands	300	285	15	5.3%
Czech Republic	37	30	7	23.3%
Corporate Center	21	2	19	950.0%
Acquisitions	190	9	181	N/M

Total Ahold	922	821	101	12.3%

As of December 28, 2014, Ahold had outstanding capital investment commitments for property, plant and equipment and investment property, and for intangible assets of approximately €119 million and €8 million, respectively (December 29, 2013: €126 million and €6 million, respectively). Ahold’s share in the capital investment commitments of its unconsolidated joint venture JMR amounted to €6 million as of December 28, 2014 (December 29, 2013: €6 million).

Net Cash from Financing Activities

Net cash used in financing activities was €2,990 million in 2014 and €1,633 million in 2013. The higher outflow of €1,357 million, or 83%, was driven by the 2014 capital repayment and reverse stock split of €1,007 million and increase amount spend on share buyback of €464 million.

Financial Year 2013 Compared to Financial Year 2012

Net Cash from Operating Activities

Net cash from operating activities amounted to €2,035 million in 2013 and €2,110 in 2012. The decrease in 2013 from 2012 of €75 million, or 3.6%, was primarily a result of the working capital balances that freed up less cash in 2013 than in 2012.

Net Cash from Investing Activities

Net cash from investing activities was a positive €279 million in 2013 and a negative €1,282 million in 2012. The increase in 2013 from 2012 of €1,561 million was primarily a result of acquisition of businesses in 2012 (€701 million; bol.com: €329 million, Genuardi’s, €91 million, the transfer of stores from Jumbo, €265, other: €16 million) and the gain on the divestiture of Ahold’s share in ICA (including received dividends of €139 million) in 2013, which in part was invested in short term deposits and similar instruments.

Capital Expenditures

Capital expenditures amounted to €821 million in 2013 and €1,611 million in 2012. Previous year’s investments included €701 million on acquisitions (bol.com: €329 million, Genuardi’s, €91 million, the transfer of stores from Jumbo, €265 million, other: €16 million), while acquisition spend for 2013 was negligible. Excluding acquisition, capital expenditures were lower by €99 million, with €22 million from exchange rate changes and were primarily related to the construction, remodeling and expansion of stores and supply chain (including online) and IT infrastructure improvements.

	Financial year ended		Change
	December 29, 2013	December 30, 2012	Actual	%
	Amounts in € millions except for percentages
Ahold USA	495	566	(71)	(12.5)%
The Netherlands	285	296	(11)	(3.7)%
Czech Republic	30	48	(18)	(37.5)%
Corporate Center	2	1	1	100.0%
Acquisitions	9	701	(692)	(98.7)%

Total Ahold	821	1,612	(791)	(49.0)%

Net Cash from Financing Activities

Net cash used in financing activities was €1,633 million in 2013 and €1,339 million in 2012. The higher outflow of €294 million, or 22%, was driven by an increased amount of share buyback of €491 million.

Contractual Obligations

The following table summarizes Ahold’s expected maturity profile based upon contractual undiscounted payments as of December 28, 2014.

	Payments due by period
	Total	Within one year	Between one and three years	Between three an d five years	After five years
	Amounts in € millions
Total loans(1)	2,147	122	552	181	1,292
Finance lease obligations(2)	1,863	179	348	333	1,003
Cumulative preferred financing shares(3)	127	21	41	33	32
Reinsurance liabilities	197	67	79	31	20
Self insurance liabilities	603	151	198	107	147
Derivative liabilities	334	18	35	35	246
Operating lease obligations(4)	5,789	768	1,363	1,094	2,564
Capital investment commitments(5)	127	125	2	—	—
Purchase obligations(6)	859	473	267	118	1

Total	12,046	1,924	2,885	1,932	5,305

(1)	See Note 21 and Note 30 of Ahold’s annual financial statements included elsewhere in this prospectus for more information. The undiscounted cash flows in the table include both the nominal amounts and interest.
(2)	These amounts represent the present value of minimum lease payments, being both the future minimum lease payments and interest portion. See Note 22 and Note 30 of Ahold’s annual financial statements included elsewhere in this prospectus for more information.
(3)

Ahold cumulative preferred financing shares have no maturity. For the purpose of the table above, the future cash dividend cash flows were calculated until the coupon reset date of each of the four share-series (2016,

2018, 2020 and 2023). No liability redemption was assumed. Actual cash flows may differ. See also Note 22 and Note 30 to Ahold’s annual financial statements included elsewhere in this prospectus.
(4)	These amounts represent the aggregated amounts of Ahold’s minimum lease commitments payable to third parties under non-cancellable operating lease contracts. See Note 33 of Ahold’s annual financial statements included elsewhere in this prospectus for more information.
(5)	Ahold’s share in the capital investment commitments of its unconsolidated joint venture JMR amounted to €6 million which is not included in the table above. See Note 34 of Ahold’s annual financial statements included elsewhere in this prospectus for more information.
(6)	Ahold enters into purchase commitments with vendors in the ordinary course of business. Ahold has purchase contracts with some vendors for varying terms that require Ahold to buy services and predetermined volumes of goods and goods not-for-sale at fixed prices. Not included in the purchase commitments are those purchase contracts for which Ahold has received advance vendor allowances, such as up-front signing payments in consideration of its purchase commitments. These contracts generally may be terminated without satisfying the purchase commitments upon the repayment of the unearned portions of the advance vendor allowances. See also Note 34 of Ahold’s annual financial statements included elsewhere in this prospectus.

Guarantees are not included as these obligations typically arise as a result of contracts under which Ahold agrees to indemnify a third-party against losses arising from a breach of representation and covenants related to matters such as title to assets sold, collectability of receivables, specified environmental matters, lease obligations assumed and certain tax matters. In each of these matters, payment is conditioned on the other party making a claim pursuant to the procedures specified in the contract, and it is therefore not possible to predict the maximum potential amount of future payments under these agreements. See also Note 34 of Ahold’s annual financial statements included elsewhere in this prospectus for more information on guarantees.

Ahold’s contractual obligations at July 12, 2015 are not significantly different from the total contractual obligations above.

Off-Balance Sheet Arrangements

Ahold uses customary off-balance sheet arrangements, such as operating leases, guarantees and letters of credit, to finance its business. None of these arrangements has had or is likely to have a material effect on Ahold’s results of operations, financial condition or liquidity. See also Note 34 of Ahold’s annual financial statements included elsewhere in this prospectus for further information.

Multi-Employer Plans

A significant number of union employees in the United States are covered by multi-employer plans based on obligations arising from collective bargaining agreements. These plans provide retirement and other benefits to participants based on their service to contributing employers. The benefits are paid from assets held in trust for that purpose. Trustees are appointed in equal number by employers and unions and they are typically responsible for oversight of the investment of the assets and administration of the plan. Contribution rates and benefit levels are generally determined through the collective bargaining process between the participating employers and unions. None of Ahold collective bargaining agreements require that a minimum funding requirement exists for these plans.

Most of these plans are defined contribution plans. All plans that are defined benefit plans, on the basis of the terms of the benefits provided, are accounted for as defined contribution plans because sufficient information is not available to account for these plans as defined benefit plans. These plans are generally flat dollar benefit plans. Ahold is only one of several employers participating in each of these plans and there is no reliable basis to accurately determine Ahold’s share of plan obligations and assets following defined benefit accounting principles. Furthermore, the financial statements of the multi-employer plans are drawn up on the basis of other accounting policies than those applied by Ahold. Consequently, these multi-employer plans are not included in Ahold’s balance sheet.

The risks of participating in multi-employer plans are different from the risks of single employer plans. Ahold’s contributions may be used to provide benefits to employees of other participating employers. Ahold may become obligated for a plan’s unfunded obligations if other participating employers cease to participate in the plan. Similarly, if a number of employers cease to have employees participating in the plan, Ahold could be responsible for an increased share of the plan’s deficit. If Ahold withdraws from a plan, it may be required to pay the plan an amount based on the underfunded status of the plan, referred to as a withdrawal liability. See also “Risk Factors—Risks Relating to the Business of the Combined Company—Increasing costs associated with the combined company’s defined benefit pension plans may adversely affect its operating results, financial position or liquidity” beginning on page 58 of this prospectus.

Guarantees

Ahold has issued several guarantees to third parties. See Note 34 of Ahold’s annual financial statements included elsewhere in this prospectus.

Representations and Warranties as Part of the Sale of Ahold’s Operations

Ahold has provided, in the relevant sales agreements, certain customary representations and warranties including, but not limited to, completeness of books and records, title to assets, schedule of material contracts and arrangements, litigation, permits, labor matters, and employee benefits and taxes. These representations and warranties will generally terminate, depending on their specific features, a number of years after the date of the relevant transaction completion date. See Note 34 of Ahold’s annual financial statements included elsewhere in this prospectus.

Quantitative and Qualitative Disclosures about Market Risk

Ahold’s activities expose it to market risk associated with foreign exchange movements, commodity prices and interest rate fluctuations. All of these risks arise in the normal course of business. Ahold’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on its performance. To mitigate the risk from interest rate, foreign currency exchange rate and commodity price fluctuations, Ahold uses various derivative financial instruments.

The Treasury function provides a centralized service to Ahold for funding, foreign exchange, interest rate, liquidity and counterparty risk management. Treasury operates within a framework of policies and procedures that is reviewed regularly. The Treasury function is not operated as a profit center. Treasury’s function is also to manage the financial risks that arise in relation to underlying business needs. The Ahold management board has overall responsibility for the establishment and oversight of the Treasury risk management framework. Ahold’s management reviews material changes to Treasury policies and receives information related to Treasury activities.

In accordance with its Treasury policies, Ahold uses derivative instruments solely for the purpose of hedging exposures. These exposures are mainly connected with the interest rate and currency risks arising from Ahold’s operations and its sources of finance. Ahold does not enter into derivative financial instruments for speculative purposes. The transaction of derivative instruments is restricted to Treasury personnel only and Ahold’s internal control department reviews the Treasury internal control environment regularly. Relationships with credit rating agencies and monitoring of key credit ratios are also managed by the Treasury department.

Reference is also made to Note 30 of Ahold’s annual financial statements included elsewhere in this prospectus for more information on the financial risk management and financial instrument disclosures, including sensitivity analysis.

Interest Rate Risk

Ahold’s interest rate risk arises primarily from its debt. To manage interest rate risk, Ahold has an interest rate management policy aimed at reducing volatility in its interest expense and maintaining a target percentage of its debt in fixed rate instruments. Ahold’s financial position is largely fixed by long-term debt issues and the use of derivative financial instruments such as interest rate swaps and cross-currency interest rate swaps. As of December 28, 2014, after taking into account the effect of interest rate swaps and cross-currency swaps, approximately 98% of Ahold’s interest bearing debt was at fixed rates of interest (2013: 98%). See also Note 30 of Ahold’s annual financial statements elsewhere included in this prospectus for more information on these instruments.

Foreign Currency Exchange Rate Risk

Ahold operates internationally and as a result is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the U.S. dollar against the euro. Since Ahold’s subsidiaries primarily purchase and sell in local currencies, its exposure to exchange rate movements in commercial operations is limited. Foreign exchange results arising from the purchase of goods for sale and services consumed in operations are included in cost of sales or in the appropriate element of operating expenses.

Foreign exchange results on financial assets and liabilities are presented as part of net financial expenses, within losses on foreign exchange. During 2014 and 2013, the losses are mainly related to the translation of the remaining GBP 250 million of the original GBP 500 million notes. See also Notes 9 and 30 of Ahold’s annual financial statements included elsewhere in this prospectus for more information.

Foreign Currency Exchange Translation Risk

Ahold is subject to foreign exchange risks due to exchange rate movements in connection with the translation of its foreign subsidiaries’ income, assets and liabilities into euro for inclusion in its consolidated financial statements. Translation risk related to Ahold’s foreign subsidiaries and joint ventures is not actively hedged. Each period the financial statements of its non-euro functional subsidiaries are translated to euro by applying the closing rate to the balance sheet and an average rate to the income statement. As a consequence, total comprehensive income is impacted by these currency movements. This resulted in a foreign currency translation gain of €389 million in financial year 2014 compared to foreign currency translation losses of €200 million and €27 million in financial years 2013 and 2012, respectively, being recognized in the Currency Translation Reserve (equity). Similarly, this also resulted in foreign currency translation gains of €341 million and €26 million in H1 2015 and in H1 2014, respectively, being recognized in the Currency Translation Reserve.

To protect the value of future foreign currency cash flows, including loan and interest payments, lease payments, dividends and firm purchase commitments, and the value of assets and liabilities denominated in foreign currency, Ahold seeks to mitigate foreign currency exchange exposure by borrowing in local currency and entering into various financial instruments, including forward contracts and currency swaps. It is Ahold’s policy to cover foreign exchange transaction exposure in relation to existing assets, liabilities and firm purchase commitments.

Commodity Price Risk Management

Ahold enters into purchase commitments for various resources, including raw materials utilized in its manufacturing facilities and energy to be used in its stores, warehouses, manufacturing facilities and administrative offices. Ahold enters into commitments expecting to take delivery of and to utilize those resources in the conduct of normal business. Those commitments for which Ahold expects to utilize or take delivery in a reasonable amount of time in the normal course of business qualify as normal purchases.

Critical Accounting Estimates

Ahold has selected accounting policies that it believes provide an accurate, true and fair view of its consolidated financial condition and results of operations. Those accounting policies are applied in a consistent manner, unless stated otherwise, which will be mainly a result of the application of new accounting pronouncements. For a summary of all of Ahold’s significant accounting policies, see Note 3 to Ahold’s annual financial statements included elsewhere in this prospectus.

The preparation of the consolidated financial statements in conformity with IFRS, as issued by the IASB, requires that Ahold make certain estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates and assumptions, although based on historical and other factors that Ahold believes to be reasonable under the circumstances, inherently contain some degree of uncertainty. Ahold evaluates these estimates and assumptions on an ongoing basis and may retain outside consultants, accountants, lawyers and actuaries to assist Ahold in its evaluation, with the final decision remaining with Ahold. By definition, actual results may and will often differ from these estimates under different assumptions and conditions.

Ahold believes the following accounting estimates and assumptions are critical because they involve the most significant judgments and estimates used in the preparation of its consolidated financial statements and the impact of the estimates and assumptions on financial condition or operating performance might be material.

The estimates, assumptions and judgments that management considers most critical relate to:

Vendor Allowances

Ahold receives various types of vendor allowances from its suppliers of inventory. These allowances and credits take different forms, which vary based on business practices in the regions Ahold operates in, but are primarily for in-store promotions, cooperative advertising, new product introductions and volume incentives.

The most common allowances vendors offer are:

•	volume allowances, which are off-invoice or amounts billed back to vendors based on the quantity of products sold to customers or purchased from the vendor; and

•	promotional allowances, which relate to cooperative advertising and market development efforts.

Volume allowances are recognized as a reduction of the cost of the related products as they are sold. Promotional allowances are recognized as a reduction of the cost of the related products when Ahold has performed the activities specified in the contract with the vendor. If the contract does not specify any performance criteria, the allowance is recognized over the term of the contract. Vendor allowances are generally deducted from cost of sales, unless there is clear evidence that they should be classified as revenue or a reimbursement of costs. Ahold recognizes vendor allowances only where there is evidence of a binding arrangement with the vendor, the amount can be estimated reliably and receipt is probable.

The accounting for vendor allowances requires a number of estimates. First, Ahold must estimate the allowances that are earned based on the fulfillment of its related obligations, many of which require management to estimate the volume of purchases that will be made during a period of time. Second, Ahold needs to estimate the amount of related product that was sold and the amount that remains in ending inventories and accordingly allocate the allowance to cost of sales or inventories. Management makes this estimate based on the turnover of the inventories and allocates a portion of the related vendor allowance to ending inventories until such product is estimated to have been sold to customers.

Although Ahold believes that the assumptions and estimates used are reasonable, significant changes in these arrangements or purchase volumes could have a significant effect on inventory valuations and future cost of sales.

Amounts owed to Ahold under these arrangements are subject to counterparty credit risk and Ahold provides an allowance for uncollectible amounts. This allowance is based on the current financial condition of the vendors and historical experience, and changes to these factors could affect the allowance. In addition, the terms of the contracts covering these arrangements can be complex and subject to interpretation, which can potentially result in disputes.

Income Taxes

Income tax expense is comprised of current and deferred income tax, both of which need to be determined for each of the taxing jurisdictions in which Ahold conducts its business. Management judgment is required for the calculation of current and deferred taxes. Current tax expense is the expected tax payable on the best estimate of taxable income for the period, using tax rates enacted, or substantively enacted, at the balance sheet date. Additionally, any adjustment to tax payable (receivable) for prior periods is reflected in current tax expense. Deferred tax expense is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities and the corresponding tax basis used in the computation of estimated taxable income. Deferred tax is calculated, considering (i) the tax rates that are expected to apply in the period when the liability is settled or the asset is realized and (ii) the expected manner of realization or settlement of the carrying amount of assets and liabilities.

Deferred tax assets and liabilities are generally recognized for all temporary differences except those related to the initial recognition of goodwill in jurisdictions in which the goodwill is not tax deductible. Deferred tax assets, including deferred tax assets for tax loss carryforward positions and tax credit carryforward positions, are recognized to the extent that it is probable that future taxable income will be available against which temporary differences, unused tax losses, or unused tax credits can be utilized. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or a portion of the asset to be recovered.

The ultimate tax effects of transactions may be uncertain for a considerable period of time, requiring management to estimate the related current and deferred tax positions. Ahold recognizes liabilities for uncertain tax positions when it is more likely than not that additional tax will be due. In making this assessment, Ahold assumes that the tax authorities will examine the amounts reported to them with full knowledge of all relevant information. Based on Ahold’s evaluation of the potential tax liabilities and the merits of its filing positions, Ahold believes it is unlikely that any potential tax amounts, in excess of the amounts currently recorded as liabilities in Ahold’s consolidated financial statements, would be material to its future financial condition or results of operations.

See also Note 10 of Ahold’s annual financial statements included elsewhere in this prospectus for more information on income taxes.

Intangible Assets

Intangible assets acquired in a business acquisition are stated at fair value, as determined at the date of the acquisition. To determine the fair value at the acquisition date, judgments and estimates are required and typically involve the use of valuation experts.

Software is amortized over its useful life. Many different factors that involve significant judgment are considered in determining and periodically reassessing the estimated useful life over which the costs incurred for software will be amortized. If events and circumstances indicate that software costs recognized as an asset may not be recoverable, management will use its judgment in determining whether a write-down of the costs should be recognized.

Leases and Sale and Leaseback Transactions

Ahold leases a significant proportion of its store locations. The classification of the leases as finance leases or operating leases requires judgments about the fair value of the leased asset, the split of the fair value between land and buildings, the economic life of the asset, whether or not to include renewal options in the lease term and the appropriate discount rate to calculate the present value of the minimum lease payments.

Judgment is also required by Ahold when considering revenue recognition with respect to sale and leaseback transactions and depends on whether Ahold transfers risks and rewards to the buyer, does not maintain (or maintains only minor) continuing involvement in the property, other than the lease payments, and whether the transaction is established at fair value.

Impairments

Judgments and estimates are required, not only to determine whether there is an indication that an asset may be impaired, but also whether indications exist that impairment losses previously recognized may no longer exist or may have decreased (impairment reversal).

In 2014, Ahold recognized net impairment losses of €10 million for property, plant and equipment (2013: €69 million). These were mainly related to Ahold USA (2014: €7 million; 2013: €66 million). In 2013, Stop & Shop closed six stores and three gas stations in the New Hampshire area, as announced on August 6, 2013. Ahold recognized $24 million (€18 million) of impairments related to these stores based on the exit assumption. The remainder of the net impairment losses in 2013 related to various other operating and closed stores.

The higher of the value in use or fair value less cost of disposal represents an asset’s recoverable amount. The value-in-use method involves estimating future cash flows. The present value of estimated future cash flows has been calculated using pre-tax discount rates ranging between 6.8% and 13.1% (2013: 6.4%-12.8%). Fair value represents the price that would be received to sell an asset in an orderly transaction between market participants and has generally been measured by using discounted cash flow projections based on the assets’ highest and best use from the market participants’ perspective. In 2014, there was no impairment loss recorded based on fair value less cost of disposal measurement. In 2013, the fair value less cost of disposal was the recoverable amount in the determination of €15 million of the impairment losses.

Goodwill recognized on acquisitions in 2014 relates mainly to the acquisition of SPAR in the Czech Republic and C1000 stores (see Note 4 to Ahold’s annual financial statements included elsewhere in this prospectus for more details). Goodwill recognized on acquisitions in 2013 relates mainly to the acquisition of C1000 stores.

Goodwill acquired in business combinations is allocated, at acquisition, to the cash-generating units (CGUs) or groups of CGUs expected to benefit from that business combination.

CGUs to which goodwill has been allocated are tested for impairment annually or more frequently if there are indications that a particular CGU might be impaired. The recoverable amount of each CGU is determined based on value-in-use calculations. Value-in-use is determined using discounted cash flow projections that generally cover a period of five years and are based on the financial plans approved by Ahold’s management. Due to the expected continuation of high growth in the relevant online retail markets, Ahold projects cash flow for bol.com and Peapod over ten-year periods to better reflect the growth expectations in sales, profitability and cash generation after the first five-year projection period.

See Note 13 to Ahold’s annual financial statements included elsewhere in this prospectus for more information about assumptions used and sensitivity analyses performed. The key assumptions for the value-in-use calculations relate to discount rate, sales growth and operating margin.

Ahold and Multi-Employer Pension Obligations

Ahold provides its employees with a pension benefit using a combination of defined contribution, defined benefit and multi-employer pension plans. Contributions to defined contribution plans are based upon a percentage of an employee’s covered salary and do not require significant estimates. However, defined benefit pension plans include significant estimates and assumptions by management in order to arrive at the value of an individual plans’ net defined benefit liability (asset), defined as the present value of the defined benefit obligation less the fair value of plan assets. In situations when the calculation results in a net defined benefit asset, the amount recognized is limited to the present value of the economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

Calculating the net defined benefit pension liability (asset) and the associated net cost (income) involves the application of actuarial valuation methods, which are subject to a number of estimates and assumptions about the future. One significant assumption is the discount rate that is used to determine the present value of estimated future cash outflows expected to be required to settle the pension obligations. The discount rate is determined in the relevant currency in which the relating obligations are denominated by reference to market yields at the end of the reporting period on high quality corporate bonds. Other key assumptions comprise longevity and future salary and pension increases.

Differences between estimates and actual outcomes and changes in assumptions represent actuarial gains and losses (remeasurements of the net defined benefit liability (asset) – experience adjustments), which are fully recognized in the period they occur in the statement of other comprehensive income, and impact immediately the net defined benefit pension liability. In the event that changes in the key assumptions applied to estimate the annual defined benefit pension costs are required, the future amounts of the defined benefit pension costs may be materially affected.

The multi-employer defined benefit plans that Ahold participates in require additional estimates and assumptions by management. Since Ahold is only one of several employers participating in these plans and there is no reliable basis to accurately determine Ahold’s share of plan obligations and assets following defined benefit accounting principles, these plans are accounted for as defined contribution plans. However, Ahold does present an estimate of its proportionate share of each plan’s deficit or surplus as a note to its financial statements. This proportionate share is an estimate based on the latest available information received from the plans, which is typically a year old. Ahold updates this information, using assumptions based upon market trends and conditions, for the time period through its balance sheet date and as such Ahold’s estimated proportionate share of multi-employer plan deficits and surpluses is imprecise and not necessarily reliable.

See Note 23 to Ahold’s annual financial statements included elsewhere in this prospectus for more information on key assumptions and sensitivity analyses performed.

Provisions and Contingencies

The recognition of provisions requires estimates and judgment regarding the timing and the amount of outflow of resources. The main estimates are as follows:

•	Self-Insurance Program: As also discussed in Note 24 of Ahold’s annual financial statements included elsewhere in this prospectus, Ahold manages its insurable risks through a combination of self-insurance and commercial insurance coverage. Ahold’s U.S. operations are self-insured for workers’ compensation, general liability, vehicle accident and certain health care-related claims up to a certain retention, and Ahold holds excess insurance contracts with external insurers for any costs in excess of these retentions.

Self-insurance liabilities are estimated based on actuarial valuations. Estimates and assumptions used in valuing Ahold’s self-insurance liabilities include an estimate of claims incurred but not yet reported, historical loss experience, projected loss development factors, estimated changes in claim reporting patterns, claim settlement patterns, judicial decisions and legislation. For example, a reasonably possible change in the 3-year and 10-year Treasury rates of 50 basis points, all else equal, would have resulted in a hypothetical pretax gain of approximately €9.2 million ($ 12.2 million) or a pretax loss of approximately €9.6 million ($12.7 million) as at December 28, 2014. While Ahold believes that the actuarial estimates are reasonable, they are subject to changes caused by claim reporting patterns, claim settlement patterns, regulatory economic conditions and adverse litigation results.

•	Loyalty Programs: In the Netherlands, Ahold participates in a loyalty program with other retailers, whereby customers are granted points that may be exchanged for discounted products at any of the participating partners. The program is administered by a third party and the cost of the program is distributed to each of the participating partners based on its share of issued points. The measurement of the provision requires management estimates regarding the expected timing of the redemption of points and the expected breakage (points issued but never redeemed). Management’s assessment is based on historical information regarding the redemption of points and is reviewed at least annually.

•	Claims and Legal Disputes: Management, supported by internal and external legal counsel, where appropriate, determines whether it is more likely than not that an outflow of resources will be required to settle an obligation. This probability assessment is based on many relevant factors, such as jurisdiction, past experiences, and similar court cases. If the more likely than not probability criteria is estimated to be met, the best estimate of the future case outflows is recognized.

•	Restructuring: Periodically Ahold will identify areas of its businesses or operations that are not generating anticipated results or operating as efficiently as management desires. This may result in plans to close stores or restructure the workforce. The valuation of the associated costs that are provided for is based on formal and approved plans using the best information available at the time. The valuation estimates include assumptions on the costs incurred in closing the stores; future lease costs, less any anticipated sublease income; utilities, real estate taxes, common area maintenance and insurance costs to be incurred after the store closes; and severance costs for employees affected.

•	Onerous Contracts: Ahold’s most significant onerous contracts mainly relate to unfavorable lease contracts and are valued based on the excess of the unavoidable costs of meeting the obligations under the contracts over the benefits expected to be received under such contracts. The valuation estimates include assumptions on future lease costs, less any anticipated sublease income.

Estimating the value of restructuring provisions and onerous contract provisions requires significant judgments and estimates that could be impacted by factors such as the extent of interested buyers, the ability to obtain subleases, the creditworthiness of sub-lessees, and Ahold’s success at negotiating early termination agreements with lessors. These factors are significantly dependent on general economic conditions and resulting demand for commercial property. Finally, applying an appropriate discount rate on the estimated long-term cash flow projection requires the application of judgment.

The ultimate amounts incurred may change as the plans are executed and the provision is updated at each balance sheet date based upon the most recent information.

Recent Accounting Pronouncements

The following are descriptions of new standards, amendments and interpretations of IFRS that have been issued but are not yet effective for Ahold. Ahold is in the process of assessing whether there will be any significant changes to its combined financial statements upon adoption of these standards.

The IASB issued several standards, or revisions to standards that are not yet effective for 2015, but will become effective in coming years.

Amendments to IAS 1, “Disclosure Initiative,” clarify existing disclosure requirements. Most of the amendments were made to address overly prescriptive interpretations of the original wording in IAS 1. Specifically the amendments allow preparers more freedom in applying materiality when deciding what must be disclosed, even if a standard requires specific disclosures. Other disclosure clarifications relate to the presentation order of notes and the use of subtotals to further disaggregate required disclosures. The amendments to IAS 1 apply prospectively for annual periods beginning on or after January 1, 2016. Ahold does not anticipate that the application of these amendments to IAS 1 will have a significant effect on the results of future consolidated financial statements, but they may alter the manner in which certain financial information is presented.

Amendments to IFRS 10, IFRS 12, and IAS 28, “Investment Entities: Applying the Consolidation Exception,” made narrow-scope clarifications of guidance. Specifically, the amendments clarify whether the exemption to present consolidated financial statements is available to a parent entity that is a subsidiary of an investment entity, which subsidiaries of an investment entity should be consolidated instead of being measured at fair value, and how an entity that is not an investment entity should apply the equity method of accounting for its investment in an associate or joint venture that is an investment entity. The amendments to IFRS 10, IFRS 12, and IAS 28 apply prospectively for annual periods beginning on or after January 1, 2016. (A new Exposure Draft has been issued which proposed a change in effective date to “to be determined”). Because Ahold is not an investment entity, nor does it have investments in an investment entity, these amendments will not have an effect on the future consolidated financial statements.

IFRS 9, “Financial instruments,” addresses the classification, measurement and recognition of financial assets and financial liabilities. The IASB is adding to the standard as it completes the various phases of its comprehensive project on financial instruments that are to eventually form a complete replacement for IAS 39 “Financial Instruments: Recognition and Measurement.” Based on Ahold’s current financial position, Ahold anticipates that the application of IFRS 9 in the future may have an impact on amounts reported in respect of Ahold’s financial assets and financial liabilities. However, it is not practicable to provide a reasonable estimate of the effect of IFRS 9 until a detailed review has been completed. IFRS 9, as amended in July 2014, is effective for annual periods beginning on or after January 1, 2018.

IFRS 15, “Revenue from Contracts with Customers,” establishes a single comprehensive model for entities to use in accounting for revenue from contracts with customers. IFRS 15 will supersede the current revenue recognition guidance including IAS 18 “Revenue,” IAS 11 “Construction Contracts,” and the related Interpretations when it becomes effective for annual periods beginning on or after January 1, 2018. Under IFRS 15, an entity recognizes revenue when (or as) a performance obligation is satisfied, i.e., when “control” of the goods or services underlying the particular performance obligation is transferred to the customer. More prescriptive guidance has been added in IFRS to deal with specific scenarios. Furthermore, extensive disclosures are required by IFRS 15. Ahold is in the process of evaluating the full impact of IFRS 15.

Amendments to IFRS 11, “Accounting for Acquisitions of Interests in Joint Operations,” provide guidance on how to account for the acquisition of a joint operation that constitutes a business as defined in IFRS 3 “Business Combinations.” Specifically, the amendments state that the relevant principles on accounting for business combinations in IFRS 3 and other standards should be applied. The amendments to IFRS 11 apply prospectively for annual periods beginning on or after January 1, 2016. Based on Ahold’s current financial position, Ahold does not anticipate that the application of these amendments to IFRS 11 will have a significant effect on the future consolidated financial statements.

Amendments to IAS 16 and IAS 38, “Clarification of Acceptable Methods of Depreciation and Amortization,” prohibit entities from using a revenue-based depreciation method for items of property, plant and equipment and introduce a rebuttable presumption that revenue is not an appropriate basis for amortization of an intangible asset. Currently Ahold uses the straight-line method for depreciation and amortization of property, plant and equipment, and intangible assets, respectively. Ahold believes that the straight-line method is the most appropriate method to reflect consumption of economic benefits in the respective assets and accordingly does not anticipate that the application of these amendments will have a significant effect on the future consolidated financial statements.

Narrow scope amendments to IAS 27, “Equity Method in Separate Financial Statements,” will allow entities to use the equity method to account for investments in subsidiaries, joint ventures and associates in their separate financial statements. The amendments are effective for annual periods beginning on or after January 1, 2016, and are to be applied retrospectively. Based on Ahold’s current financial position, these amendments will not have an effect on the future consolidated financial statements.

Narrow scope amendments to IFRS 10 and IAS 28, “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture,” clarified an inconsistency between these standards with regards to the sale or contribution of assets between an investor and its associate or joint venture. Following the amendments, a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if these assets are housed in a subsidiary. Ahold has yet to assess the amendments’ full impact. The amendments will be effective for annual periods commencing on or after January 1, 2016.

Annual improvements to IFRSs 2012-2014 Cycle made a number of amendments to various IFRSs, which, based on Ahold’s current financial position, Ahold anticipates will not have a significant effect on the future consolidated financial statements. The amendments are summarized as follows:

The amendments to IFRS 5, “Non-current Assets Held for Sale and Discontinued Operations,” added specific guidance for cases in which an entity reclassifies an asset from held for sale to held for distribution to shareholders or vice versa and cases in which held-for-distribution accounting is discontinued.

The amendments to IFRS 7, “Financial Instruments: Disclosures,” include a description of the term “continuing involvement” for the purpose of the transfer disclosures.

The amendments to IAS 19, “Employee Benefits,” clarify that the high-quality corporate bonds used in estimating the discount rate for post-employment benefits should be denominated in the same currency as the benefits to be paid.

There are no other IFRSs or IFRIC interpretations that have been issued but are not yet effective that are expected to have a material effect on the future consolidated financial statements.

SUPERVISORY BOARD, MANAGEMENT BOARD AND EXECUTIVE COMMITTEE OF AHOLD

Ahold is a public company (naamloze vennootschap) incorporated under Dutch law with a two-tier board structure. Ahold’s management board (referred to in this prospectus as the Ahold management board) has ultimate responsibility for the overall management and decision-making of Ahold. Ahold also has an executive committee (referred to in this prospectus as the Ahold executive committee) comprised of the members of the Ahold management board as well as certain key officers of Ahold. The Ahold executive committee is led by the chief executive officer of Ahold and is accountable to the Ahold management board. The Ahold management board is supervised and advised by a supervisory board (referred to in this prospectus as the Ahold supervisory board). The Ahold management board and the Ahold supervisory board are accountable to Ahold’s shareholders.

Ahold Supervisory Board

The Ahold supervisory board is an independent corporate body responsible for supervising and advising the Ahold management board and overseeing the general course of affairs and strategy of Ahold. The Ahold supervisory board is guided in its duties by the interests of Ahold and the enterprise connected with Ahold, taking into consideration the overall good of the enterprise and the relevant interests of all its stakeholders. Dutch law and the Ahold rules of procedure of the Ahold executive committee and the Ahold management board require the approval of the Ahold supervisory board for certain major resolutions proposed to be taken by the Ahold management board, including (i) the annual budget; (ii) any merger or joint venture; (iii) any acquisition or disposal of shareholdings; (iv) any transaction as a result of which Ahold will enter into new national markets; (v) general capital investments exceeding €25 million; (vi) transactions to add new stores through acquisitions or construction exceeding €25 million; (vii) equity investments or disposals in franchises or leases exceeding €25 million; (viii) the initiation or settlement of any litigation or claim with a value exceeding €25 million; (ix) any programs, facilities or contracts (which include but are not limited to borrowing and investment facilities and bond debt programs), with a term of more than one year, which are not included in the annual budget and exceed a value of €250 million; (x) the issuance of any shares or a right to obtain shares (including stock options and conditional shares for employees, not resulting from an approved general incentive program); (xi) any dividend payments other than the required dividend payment on the Ahold cumulative preferred financing shares or relating to the Ahold cumulative preferred shares; (xii) transfer of the business or virtually all of the business to a third party; (xiii) entry into or termination of long-term cooperation by Ahold or a subsidiary (dochtermaatschappij) with another legal entity or partnership or as a general partner with full liability in a limited or general partnership if such cooperation or the termination thereof is of far-reaching significance for Ahold; and (xiv) acquisition or disposal by Ahold or a subsidiary of a participation in the capital of another company the value of which equals at least a third of the amount of the assets according to the consolidated balance sheet with explanatory notes attached to Ahold’s annual accounts as most recently adopted. Resolutions with respect to matters under (xii), (xiii) and (xiv) also require the approval from the Ahold general meeting of shareholders.

Appointment, Suspension and Dismissal of Members of the Ahold Supervisory Board

The Ahold supervisory board determines the number of its members. The Ahold supervisory board is comprised of members that are able to act critically and independently of one another, the management board and other particular interests. The Ahold general meeting of shareholders appoints, suspends or dismisses a member of the Ahold supervisory board by a majority of the votes cast, upon a proposal made by the Ahold supervisory board. If another party makes the proposal, a majority of votes cast, representing at least one third of the issued share capital, is required. If this qualified majority is not achieved but a majority of the votes exercised was in favor of the proposal, then a second meeting may be held. In the second meeting, only a majority of votes exercised, regardless of the number of shares represented at the meeting, is required. A member of the Ahold supervisory board is appointed for a four-year term and is eligible for reappointment. However, a member of the Ahold supervisory board may not serve for more than twelve years.

Members of the Ahold Supervisory Board

The Ahold supervisory board has, as of the date of this prospectus, seven members. The following table sets forth the names of the members of the Ahold supervisory board and their board positions, present principal occupation or employment and other directorships as at December 31, 2015.

Name	Age	Present Principal Occupation or Employment, Employment History and other Directorships
Jan Hommen	72	Mr. Hommen is the chairman of the Ahold supervisory board and of Ahold’s selection and appointment committee. He was appointed to the Ahold supervisory board at the Ahold general meeting of shareholders on April 17, 2013. Mr. Hommen was previously vice chairman of the Ahold supervisory board and served as chairman of the audit committee of the Ahold supervisory board from 2003 to 2007. Mr. Hommen is the former CEO of KPMG the Netherlands, former CEO of ING Group N.V., former CFO and vice chairman of the board of management of Royal Philips Electronics N.V. and former CFO of Aluminum Company of America. He has held chairman positions on the supervisory boards of ING Group N.V., TNT N.V. and Reed Elsevier N.V. and was a member of the board of Campina. Currently, Mr. Hommen is chairman of Brabantse Ontwikkelings Maatschappij Holding B.V. and a member of the supervisory board of PSV N.V. He is also chairman of the board of trustees of Tilburg University and a member of the board of trustees of the Royal Concertgebouw Orchestra.

Mark McGrath	69	Mr. McGrath is the vice chairman of the Ahold supervisory board. He was first appointed to the Ahold supervisory board on April 23, 2008. Mr. McGrath is a director emeritus of McKinsey & Company. He led McKinsey’s Americas’ Consumer Goods Practice from 1998 until 2004, when he retired from McKinsey. Mr. McGrath is a former director of GATX and Aware, Inc. He serves on the advisory board of the University of Notre Dame’s Kellogg International Studies Institute. He also serves on the advisory councils of the University of Chicago’s Booth Graduate School of Business and Notre Dame’s Kroc International Peace Studies Institute. Mr. McGrath is a trustee and serves on the executive committee of the Chicago Symphony Orchestra Association.

Derk Doijer	66	Mr. Doijer was first appointed to the Ahold supervisory board on May 18, 2005. Mr. Doijer is a former member of the executive board of SHV Holdings N.V. and, prior to that, held several executive positions in the Netherlands and South America. He is chairman of the supervisory board of Lucas Bols N.V. and a member of the advisory board of the Stiho Group.

René Hooft Graafland	60	Mr. Hooft Graafland was appointed to the Ahold supervisory board on April 16, 2014, with effect from January 1, 2015. Mr. Hooft Graafland previously held the position of CFO and member of the executive board of Heineken N.V. until April 2015. Before being appointed as a member of Heineken’s executive board in 2002, he held various international management positions with the company in Europe, Asia and Africa. Mr. Hooft Graafland is a member of the supervisory board and chairman of the audit committee of Wolters Kluwer N.V. and a member of the supervisory board and of the audit committee of Koninklijke FrieslandCampina N.V. He is also chairman of the supervisory board of Royal Theatre Carré and chairman of the board of the Stichting African Parks Foundation.

Ben Noteboom	57	Mr. Noteboom was first appointed to the Ahold supervisory board on April 28, 2009. Mr. Noteboom is the former CEO and chairman of the executive board of Randstad Holding N.V., to which he was appointed in 2001. He had first joined

Name	Age	Present Principal Occupation or Employment, Employment History and other Directorships

		Randstad in 1993 and held various senior management positions during his time with the company. Mr. Noteboom is a member of the supervisory board of Aegon N.V., chairman of its remuneration committee and member of its audit committee. He is also a member of the supervisory board and audit committee of Wolters Kluwer N.V. and a member of the boards of the Holland Festival Foundation and the Cancer Center Amsterdam.

Stephanie Shern	68	Ms. Shern is chairperson of Ahold’s audit committee. She was first appointed to the Ahold supervisory board on May 18, 2005. Ms. Shern was with Ernst & Young for over 30 years, most recently as vice chairman and global director of retail and consumer products and a member of Ernst & Young’s U.S. management committee. She is the chairperson of the audit committee of Gamestop and a member of the board and audit committee of Abercrombie & Fitch. Ms. Shern is also a member of the advisory board of Pennsylvania State University’s accounting major program and a founding member of the Lead Director Network and of the Southwest Region of the United States Audit Committee Network, both organized by Tapestry Networks in the United States.

Rob van den Bergh	65	Mr. van den Bergh is the chairman of Ahold’s remuneration committee. He was first appointed to the Ahold supervisory board on April 20, 2011. Mr. van den Bergh temporarily replaced Mr. Hommen as chairman of the Ahold supervisory board from June 14, 2014 to April 1, 2015. Mr. van den Bergh is the former CEO of VNU N.V. Prior to that, he held various other executive positions within VNU and was a member of the executive board from 1992 until his appointment as CEO in 2000. Mr. van den Bergh is currently chairman of the supervisory board of Stichting Isala Klinieken and member of the supervisory boards of Pon Holdings B.V. and Iddink Groep B.V. Mr. van den Bergh is a member of the advisory boards of CVC Capital Partners and N.V. Deli Maatschappij.

Committees of the Ahold Supervisory Board

The Ahold supervisory board has three permanent committees to which certain tasks are assigned:

Audit Committee. The audit committee assists the Ahold supervisory board in its responsibility to oversee Ahold’s financing, financial statements, financial reporting process and system of internal business controls and risk management.

Selection and Appointment Committee. The selection and appointment committee’s main areas of focus are long-term succession planning for the Ahold supervisory board and management development.

Remuneration Committee. The main responsibilities of the remuneration committee include (i) preparing proposals for the Ahold supervisory board on the remuneration policy for the Ahold management board, to be adopted by the Ahold general meeting of shareholders, (ii) preparing proposals on the remuneration of individual members of the Ahold management board and (iii)  advising on the level and structure of compensation for senior personnel other than members of the Ahold management board.

Ahold Management Board

The Ahold management board is responsible for the actions and decisions of the Ahold executive committee and the overall management of Ahold. The Ahold management board is supervised and advised by the Ahold supervisory board.

Appointment, Suspension and Dismissal of Members of the Ahold Management Board

According to the Ahold articles of association, the Ahold management board must consist of at least three members. The Ahold general meeting of shareholders may appoint, suspend or dismiss a member of the Ahold management board by a majority of votes cast, upon a proposal made by the Ahold supervisory board. If another party makes the proposal, a majority of votes cast, representing at least one third of the issued share capital, is required. If this qualified majority is not achieved, but a majority of the votes exercised was in favor of the proposal, then a second meeting may be held. In the second meeting, only a majority of the votes exercised, regardless of the number of shares represented at the meeting, is required to adopt the proposal. The members of the Ahold management board are appointed for four-year terms and may be reappointed for additional terms not exceeding four years. The Ahold supervisory board may at any time suspend a member of the Ahold management board.

Members of the Ahold Management Board

As of the date of this prospectus, the members of the Ahold management board are as follows:

Name	Current Position
Dick Boer	President and chief executive officer and chairman of the Ahold management board and the Ahold executive committee

Jeff Carr	Executive vice president and chief financial officer and a member of the Ahold management board and the Ahold executive committee

James McCann	Executive vice president and chief operating officer Ahold USA and a member of the Ahold management board and the Ahold executive committee

The table below sets forth biographical information about the members of the Ahold management board:

Name	Age	Biographical Information
Dick Boer	58	Mr. Boer was appointed chief executive officer of Ahold effective March 1, 2011. Prior to that date, he had served as chief operating officer Ahold Europe since November 6, 2006. Mr. Boer joined Ahold in 1998 as CEO of Ahold Czech Republic and was appointed president and CEO of Albert Heijn in 2000. In 2003, he became president and CEO of Ahold’s Dutch businesses. Ahold’s shareholders appointed him to the management board of Ahold on May 3, 2007. Prior to joining Ahold, Mr. Boer spent more than 17 years in various retail positions for SHV Holdings N.V. in the Netherlands and abroad and for Unigro N.V. Mr. Boer is a member of The Consumer Goods Forum, member of the board of the European Retail Round Table, and vice chair and a member of the executive board of The Confederation of Netherlands Industry and Employers (VNO-NCW). He is also a member of the advisory board of G-star.

Jeff Carr	54	Mr. Carr was appointed to the management board of Ahold by Ahold’s shareholders on April 17, 2012. Prior to his appointment to the management board by Ahold’s shareholders, Mr. Carr joined Ahold in November 2011 as acting member of the management board and chief financial officer. Before joining Ahold, Mr. Carr was group finance director and a member of the board at FirstGroup in the United Kingdom, the leading transport operator in the United Kingdom and North America. From 2005 to 2009, he was group finance director and a member of the board at easyJet. He began his career at Unilever, and held senior roles in finance at Associated British Foods, Reckitt Benckiser and Grand Metropolitan. Mr. Carr has lived and worked in Europe and the United States.

Name	Age	Biographical Information
James McCann	46	Mr. McCann was appointed to the management board of Ahold by Ahold’s shareholders on April 17, 2012. Prior to his appointment to the management board by Ahold’s shareholders, Mr. McCann joined Ahold in September 2011 as acting member of the management board and chief commercial & development officer. On February 1, 2013, he became chief operating officer Ahold USA. Before joining Ahold, Mr. McCann was executive director for Carrefour France and a member of Carrefour’s group executive board for one year. During the previous seven years, he held leading roles in various countries for Tesco plc. Prior to that, he worked for Sainsbury’s, Mars and Shell. Mr. McCann serves on the board of directors of the Food Marketing Institute, Inc.

Ahold Executive Committee

The Ahold executive committee is responsible for managing Ahold’s general affairs and ensuring that Ahold can effectively implement its strategy and achieve its objectives. The Ahold executive committee is comprised of the Ahold management board as well as certain key officers of Ahold. The Ahold executive committee is led by the chief executive officer of Ahold and is accountable to the Ahold management board. As of the date of this prospectus, the members of the Ahold executive committee are as follows:

Name	Current Position
Dick Boer	President and chief executive officer and chairman of the Ahold management board and the Ahold executive committee

Jeff Carr	Executive vice president and chief financial officer and member of the Ahold management board

Jan Ernst de Groot	Chief legal officer

Hanneke Faber	Chief commercial officer

Wouter Kolk	Chief operating officer Ahold Netherlands and chief executive officer Albert Heijn

Abbe Luersman	Chief human resources officer

James McCann	Executive vice president and chief operating officer Ahold USA and member of the Ahold management board

The table below sets forth biographical information about the members of the Ahold executive committee other than for those individuals whose biographies are set forth above:

Name	Age	Biographical Information
Jan Ernst de Groot	52	Mr. de Groot was appointed as chief legal officer and member of the Ahold executive committee effective February 1, 2015. Before joining Ahold, Mr. de Groot was general counsel and managing director external affairs & corporate responsibility at TNT Express. Prior to that, he worked for KLM Royal Dutch Airlines in a wide range of business and legal roles, most recently as managing director and member of the board of management. He was also responsible for the development and implementation of KLM’s transformative sustainability strategy. Mr. de Groot is chairman of the supervisory council of Hivos. He is a board member of the Hermitage Museum Amsterdam and of the U.S. non-profit Salzburg Global Seminar where he chairs the health & sustainability committee.

Hanneke Faber	46	Ms. Faber was appointed as chief commercial officer and member of the Ahold executive committee effective September 1, 2013. Before joining Ahold, Ms. Faber was vice president and general manager global Pantene, Head & Shoulders and

Name	Age	Biographical Information

		Herbal Essences at Procter & Gamble. She began her career at Procter & Gamble in 1992 and has held various senior roles in both Europe and in the United States.

Wouter Kolk	49	Mr. Kolk was appointed as chief executive officer Albert Heijn and member of the Ahold executive committee effective February 1, 2015. Mr. Kolk had re-joined Ahold in 2013 as executive vice president specialty stores and new markets at Albert Heijn following a six-year career as chief executive officer of international retailer WE Fashion. He first started at Ahold in 1991, and over the next 16 years served in several commercial and operational management roles, including commercial director Asia-Pacific based in Singapore, regional director Albert Heijn, general manager Gall & Gall, and, until 2007, general manager of Etos.

Abbe Luersman	48	Ms. Luersman was appointed chief human resources officer and a member of the Ahold executive committee effective November 1, 2013. Before joining Ahold, Ms. Luersman worked for Unilever, where she held various human resources leadership roles, most recently as head of human resources for Unilever Europe. Prior to Unilever, Ms. Luersman worked at Whirlpool Corporation, holding various senior roles in human resources, both in the United States and internationally.

Conflicts of Interests

Each member of the Ahold management board is required to immediately report any potential conflict of interest to the chairman of the Ahold supervisory board and to the other members of the Ahold management board and provide them with all relevant information. Each member of the Ahold supervisory board is required to immediately report any potential conflict of interest to the chairman of the Ahold supervisory board and provide him or her with all relevant information. The chairman of the Ahold supervisory board determines whether there is a conflict of interest. The chairman of the Ahold supervisory board is required to immediately report any potential conflict of interest regarding himself to the vice-chairman of the Ahold supervisory board and provide him with all relevant information. In such case, the vice-chairman of the Ahold supervisory board determines whether there is a conflict of interest. If a member of the Ahold supervisory board or a member of the Ahold management board has a conflict of interest with Ahold, the member may not participate in the discussions and/or decision-making process on subjects or transactions relating to the conflict of interest. If as a result of conflict(s) of interest, no resolution can be adopted by the Ahold management board, the resolution may be adopted by the Ahold supervisory board. If as a result of conflict(s) of interest, no resolution can be adopted by the Ahold supervisory board, the resolution may be adopted by the Ahold general meeting of shareholders. The chairman of the Ahold supervisory board arranges for such transactions to be disclosed in the annual report of Ahold. No such transaction occurred in 2014. No transactions between Ahold, on the one hand, and entities or individuals, who hold at least 10% of the shares of Ahold, on the other hand, occurred in 2014.

In addition, the Rules of Procedures of the Ahold supervisory board state that if a member of the Ahold supervisory board is concurrently a member of another company’s supervisory board, the main duties that arise from, and/or the number and nature of any other supervisory board memberships, must not conflict or interfere with, that person’s duties as a member of the Ahold supervisory board.

Ahold is not aware of any potential conflicts between the personal interests or other duties of members of the Ahold management board or the members of the Ahold supervisory board, on the one hand, and the interests of Ahold (or the combined company), on the other hand.

With respect to the members of the Ahold management board and the Ahold supervisory board, Ahold is not aware of (i) any bankruptcies, receiverships or liquidations of any entities in which any such person held any office, directorship or senior management positions in the last five years, or (ii) any official public incrimination and/or sanctions of any such person by statutory or regulatory authorities (including designated professional bodies), convictions in relation to fraudulent offenses or disqualification by a court from acting as a member of the administrative, management or supervisory bodies of an issuer or from acting in the management or conduct of the affairs of any issuer for at least the previous five years.

Remuneration of the Supervisory Board, Management Board and Executive Committee of Ahold

Remuneration of the Ahold Supervisory Board

The annual remuneration of the members of the Ahold supervisory board is determined by the Ahold general meeting of shareholders. Remuneration is subject to an annual review by the Ahold supervisory board. The aggregate amount of remuneration, which consists of cash compensation and expense reimbursements, for each member of the Ahold supervisory board in 2014 was as follows:

Name	2014 (Amounts in € thousand)
Rob van den Bergh	€128
Judith Sprieser (resigned effective July 2015)	€126
Stephanie Shern	€118
Jan Hommen	€117
Derk Doijer	€108
Mark McGrath	€129
Ben Noteboom	€99

Total	€825

Remuneration of the Ahold Management Board and Ahold Executive Committee

On April 17, 2013, the Ahold general meeting of shareholders adopted Ahold’s current remuneration policy for members of the Ahold management board, which policy was prepared in accordance with the Dutch Corporate Governance Code. The policy is reviewed annually.

Employment Agreements of the Members of the Ahold Management Board

Dick Boer. In 2014, Ahold provided Dick Boer with an annual base salary of €987,000, participation in the annual cash incentive plan and participation in Ahold’s equity-based long-term incentive plan described below under “—Share-Based Compensation” beginning on page 207 of this prospectus. The at-target payout under the annual cash incentive plan is 100% of base salary and is capped at 150% in case of extraordinary performance. Unless Mr. Boer’s employment agreement is otherwise terminated, he will be eligible for reappointment at the annual Ahold general meeting of shareholders to be held in April 2019. In the event that Ahold terminates his employment agreement for reasons other than cause or because he is not reappointed by the Ahold shareholders, Mr. Boer is entitled to a severance payment equal to one year’s base salary. His employment agreement may be terminated by Ahold with a notice period of 12 months and by Mr. Boer with a notice period of six months. Mr. Boer participates in Ahold’s Dutch pension plan.

Jeff Carr. In 2014, Ahold provided Jeff Carr with an annual base salary of €658,000, participation in the annual cash incentive plan and participation in Ahold’s equity-based long-term incentive plan described below under “—Share-Based Compensation” beginning on page 207 of this prospectus. The at-target payout under the annual cash incentive plan is 100% of base salary and is capped at 150% in case of extraordinary performance. In addition, Mr. Carr receives a housing allowance of €7,000 net per month for the first term of four years. Unless Mr. Carr’s employment agreement is otherwise terminated, he will be eligible for reappointment at the annual Ahold general meeting of shareholders to be held in April 2016. In the event that Ahold terminates his employment agreement for reasons other than cause or because he is not reappointed by the shareholders, Mr. Carr is entitled to a severance payment equal to one year’s base salary. His employment agreement may be terminated by Ahold with a notice period of 12 months and by Mr. Carr with a notice period of six months. Mr. Carr participates in Ahold’s Dutch pension plan.

Lodewijk Hijmans van den Bergh. In 2014, Ahold provided Mr. Hijmans van den Bergh with an annual base salary of €544,000, participation in the annual cash incentive plan and participation in Ahold’s equity-based long-term incentive plan described below under “—Share-Based Compensation” beginning on page 207 of this prospectus. The at-target payout under the annual cash incentive plan is 100% of base salary and is capped at 150% in case of extraordinary performance. Mr. Hijmans van den Bergh participates in Ahold’s Dutch pension plan. As previously announced, effective March 1, 2015 Mr. Hijmans van den Bergh stepped down as chief corporate governance counsel of Ahold and is no longer a member of the Ahold management board. Mr. Hijmans van den Bergh’s employment relationship with Ahold will terminate as of December 31, 2015.

James McCann. In 2014, Ahold provided Mr. McCann with an annual base salary of €658,000, participation in the annual cash incentive plan and participation in Ahold’s equity-based long-term incentive plan described below under “—Share-Based Compensation” beginning on page 207 of this prospectus. The at-target payout under the annual cash incentive plan is 100% of base salary and is capped at 150% in case of extraordinary performance. In addition, Mr. McCann receives a housing allowance of $10,000 net per month for the first term of four years. Unless Mr. McCann’s employment agreement is otherwise terminated, he will be eligible for reappointment at the annual Ahold general meeting of shareholders in April 2016. In the event that Ahold terminates his employment agreement for reasons other than cause or because he is not reappointed by the shareholders, Mr. McCann is entitled to a severance payment equal to one year’s base salary. His employment agreement may be terminated by Ahold with a notice period of 12 months and by Mr. McCann with a notice period of six months. Mr. McCann participates in Ahold’s Dutch pension plan.

Remuneration of the Ahold Management Board and Ahold Executive Committee

The remuneration of each member of the Ahold management board in 2014 was as follows:

	Direct compensation				Deferred compensation
	(Amounts in € thousands)
	Base salary	Bonuses(2)	Other(3)	Total direct compensation	Share-based compensation(4)	Pensions(5)	Total compensation(6)
Dick Boer	€987	€444	€13	€1,444	€1,214	€(125)	€2,533
Jeff Carr	€658	€296	€147	€1,101	€678	€48	€1,827
Lodewijk Hijmans van den Bergh(1)	€544	€245	€1,654	€2,443	€1,031	€(48)	€3,426
James McCann	€658	€296	€1,213	€2,167	€773	€(39)	€2,901

Total 2014	€2,847	€1,281	€3,027	€7,155	€3,696	€(164)	€10,687

The table below specifies the remuneration of the Ahold executive committee in 2014, comprising the members of the Ahold management board as listed above and the additional members of the Ahold executive committee who were not part of the Ahold management board.

2014 (Amounts in € thousands)
Base salary	€4,399
Bonuses(2)	€1,979
Other(3)	€3,837
Share-based compensation(4)	€4,930
Pensions(5)	€(747)

Total compensation(6)	€14,398

(1)	Mr. Hijmans van den Bergh stepped down March 1, 2015. Ahold has agreed to pay his compensation until the end of 2015. He will also receive a severance payment amounting to one year’s base salary (€544,000), and he will remain entitled to the 2015 annual cash incentive plan and participation in Ahold’s equity-based long-term incentive plan described below under “—Share-Based Compensation” beginning on page 207 of this prospectus. Outstanding shares under the equity-based long-term incentive plan will vest over the term of employment in accordance with the applicable plan rules. An estimate of the compensation costs relating to the period after March 1, 2015, until December 31, 2015, has been recognized in 2014 (Other: €1,641,000; and Share-Based Compensation: €434,000) on the basis that he will be employed until the end of 2015. An estimate of additional wage tax of €1.2 million on severance payments due in accordance with Dutch tax laws, calculated on the basis of employment until the end of 2015, is excluded from “Total” and “Total compensation” as presented in the tables above.
(2)	Bonuses represent bonuses accrued in 2014 and paid in 2015.
(3)	Except for the amount for Mr. Hijmans van den Bergh, which is described under note 1 above, “Other” mainly includes tax compensation (tax equalization charges for expatriates), allowances for housing expenses, relocation costs, international school fees, employer’s contributions to social security plans, benefits in kind such as tax advice, medical expenses, and the associated tax gross up. Included in “Other” for Mr. McCann in 2014 is tax compensation of €969,000, of which €164,000 relates to the 2013 tax year.
(4)	The fair value of each year’s grant is determined on the grant date and expensed on a straight-line basis over the vesting period. The expense for 2014 reflects that year’s portion of the share grants over the previous five years (2010 to 2014). The share-based compensation expense also includes the expense related to the shares under the special purpose plan described below under “—Share-Based Compensation” beginning on page 207 of this prospectus. Under this program, 105,000 shares were granted in 2013 to members of the Ahold executive committee that were not part of the Ahold management board, of which 35,000 shares vested in 2014 (2013: 35,000). The total share-based compensation expense in 2014 for these members of the Ahold executive committee is €1,234,000 of which €459,000 relates to the special purpose plan and €775,000 to the grants under Ahold’s equity-based long-term incentive plan described below under “—Share-Based Compensation” beginning on page 207 of this prospectus.
(5)	Pension costs are the total net periodic pension costs. During 2014, Ahold amended its pension plan in the Netherlands. For more details regarding pensions and other post-employment benefits, see Note 23 “Pensions and other post-employment benefits” to Ahold’s consolidated financial statements for the financial year ended December 28, 2014 included elsewhere in this prospectus.
(6)	The Ahold executive committee became effective on September 1, 2013. On August 21, 2013, the Ahold supervisory board appointed Hanneke Faber and Sander van der Laan as members of the Ahold executive committee, effective September 1, 2013. The Ahold supervisory board appointed Abbe Luersman as member of the Ahold executive committee, effective November 1, 2013. On February 1, 2015, Sander van der Laan stepped down as chief executive officer Albert Heijn and member of the Ahold executive committee. Wouter Kolk, formerly executive vice president specialty stores and new markets at Albert Heijn, is the successor of Sander van der Laan as the chief executive officer Albert Heijn and as a member of the Ahold executive committee.

Share-Based Compensation

In 2014, Ahold’s share-based compensation program consisted of a conditional share grant program called Global Reward Opportunity (referred to in this prospectus as the GRO program). This program, introduced in 2006, replaced Ahold’s share option plans. Total GRO program share-based compensation expenses were €43 million in 2014. Ahold’s share-based compensation programs are equity-settled.

The fair value of shares granted under the GRO program in 2014 at grant date was €47 million, of which €4 million related to members of the Ahold management board. This fair value is expensed over the vesting period of the grants adjusted for expected annual forfeitures of 5%, excluding the members of the Ahold management board.

Overview

Under the GRO program as in effect from 2006 through 2012, Ahold shares were granted through a mid-term (three-year) and a long-term (five-year) program. The number of shares granted depended on the at-target value, the annual incentive multiplier of the preceding year and the average share price for the six months preceding the date of the grant. For participants other than the members of the Ahold management board, the mid-term component of the program contained a matching share feature. For every five shares a participant holds for an additional two years after the vesting date, the participant will receive one additional share.

The shares were granted on the day after the annual Ahold general meeting of shareholders and vest on the day after the publication of Ahold’s full-year results in the third year (three-year programs) or fifth year (five-year program) after the grant, provided the participant is still employed by Ahold. Shares granted to members of the Ahold management board vest on the day after the annual Ahold general meeting of shareholders in the third year (mid-term component) or fifth year (long-term component) after the grant, subject to continued employment with Ahold. Members of the Ahold management board are not allowed to sell their shares within a period of five years from the grant date, except to finance taxes payable at the date of vesting.

Under the GRO program as in effect from 2006 through 2012, the shares granted through the long-term component are subject to a performance condition. The number of shares that will ultimately vest depends on Ahold’s performance compared to eleven other retail companies, measured over a five-year period using total shareholder return (referred to in this prospectus as TSR), which is the sum of share price growth and dividends paid. The table below indicates the percentage of conditional shares that could vest based on the ranking of Ahold within the peer group:

2006-2012 GRO program rank	1	2	3	4	5	6	7	8	9	10	11	12
Management Board	150%	130%	110%	90%	70%	50%	25%	0%	0%	0%	0%	0%
Other participants	150%	135%	120%	105%	90%	75%	60%	45%	30%	15%	7.5%	0%

A revised GRO program was introduced as of the 2013 grant. Under the GRO program as in effect in 2013 and 2014, shares are granted through a three-year program. The program consists of three components: one with a performance hurdle at grant (conditional share grant) and two components with a performance hurdle at vesting (performance share grants). The size of the conditional share grant is subject to the executive committee multiplier incentive plan of the preceding year for members of the Ahold management board and the actual multiplier of the preceding year for other employees. Half of the performance share grant is linked to a three-year return on capital (referred to in this prospectus as RoC) target. Dependent on RoC performance, the number of shares that eventually vest can range between 0% and a maximum of 150% of the number of shares granted. For the other half of the grant, the performance at vesting is measured using the TSR ranking. The table below indicates the percentage of shares with a TSR performance measure under the GRO program as in effect in 2013 and 2014 that could vest based on the ranking of Ahold within the peer group:

2013-2014 GRO program rank	1	2	3	4	5	6	7	8	9	10	11	12
Vice president and above	175%	150%	125%	100%	75%	50%	0%	0%	0%	0%	0%	0%
Other participants	150%	135%	120%	105%	90%	75%	60%	45%	30%	15%	7.5%	0%

As of the end of 2014, Ahold held the fourth position with respect to the 2010 share grant, the fifth position for the 2011 grant, the fourth position for the 2012 grant, the sixth position for the 2013 grant and the sixth position for the 2014 grant. For the 2010 share grant, the final TSR ranking is the fourth position (90% for members of the Ahold management board and 105% for other participants). The positions with respect to the 2011, 2012, 2013 and 2014 share grants are not an indication of Ahold’s final ranking at the end of the performance periods, nor do they provide any information related to the vesting of shares.

At the end of each reporting period, Ahold revises its estimates of the number of shares that are expected to vest based on the non-market vesting conditions (RoC performance). Ahold recognizes the impact of the revision to original estimates, if any, in its income statement, with a corresponding adjustment to equity. At the end of 2014, the revised estimate of the number of shares in the 2013 grant that will vest in 2016 dependent on RoC performance, was 51%. The estimate for the 2014 grant is that 100% of the shares dependent on RoC performance will vest in 2017.

Upon termination of employment due to retirement, disability or death, the vesting conditions described above will apply. Upon termination of employment without cause in certain circumstances (e.g., restructuring or divestment), a pro rata part of the granted shares will vest on the date of termination of employment. For the performance shares, the most recent performance results will be applied to calculate the number of vested shares.

In addition, a limited number of shares were granted to other members of the Ahold executive committee and other employees in 2013 and 2014 under a special purpose plan. This program consists of unconditional and conditional shares. The unconditional shares vest immediately on the award date. The conditional shares vest in two tranches. Half of the conditional shares vest on the day after the publication of Ahold’s full-year results in the first year and half in the second year after the grant. Under this plan, 21,000 shares were granted in 2014. In 2014, 48,000 shares vested. At the end of 2014, 55,000 shares were outstanding, of which 48,000 are to vest in 2015 and 7,000 in 2016.

2014 Status of GRO Program

The following table summarizes the status of the GRO program during 2014 for the individual members of the Ahold management board.

	Outstanding at the beginning of 2014	Granted(1)	Vested(2)	Forfeited	Outstanding at the end of 2014	Minimum number of shares(3)	Maximum number of shares(4)	Fair value per share at the grant date (€)
Dick Boer
Five-year 2009 grant	54,706	16,411	71,117	—	—	—	—	7.02
Five-year 2010 grant	33,671	—	—	—	33,671	—	50,506	7.29
Three-year 2011 grant	65,965	—	65,965	—	—	—	—	8.59
Five-year 2011 grant	65,965	—	—	—	65,965	—	98,947	6.00
Three-year 2012 grant	73,026	—	—	—	73,026	73,026	73,026	9.23
Five-year 2012 grant	73,026	—	—	—	73,026	—	109,539	7.81
2013 TSR grant(5)	57,757	5,464	—	—	63,221	—	110,636	7.76
2013 RoC grant(5)	57,757	5,464	—	—	63,221	—	94,831	10.52
2013 conditional grant(5)	31,767	—	—	6,010	25,757	25,757	25,757	10.52
2014 TSR grant	—	49,844	—	—	49,844	—	87,227	11.20
2014 RoC grant	—	49,844	—	—	49,844	—	74,766	12.40
2014 conditional grant	—	32,860	—	—	32,860	32,860	32,860	12.40

Jeff Carr
Three-year 2011 grant	50,388	—	50,388	—	—	—	—	8.31
Five-year 2011 grant	50,388	—	—	—	50,388	—	75,582	5.80
Three-year 2012 grant	45,405	—	—	—	45,405	45,405	45,405	9.23
Five-year 2012 grant	45,405	—	—	—	45,405	—	68,107	7.81
2013 TSR grant	29,539	—	—	—	29,539	—	51,693	7.76
2013 RoC grant	29,539	—	—	—	29,539	—	44,308	10.52
2013 conditional grant	16,247	—	—	—	16,247	16,247	16,247	10.52
2014 TSR grant	—	24,614	—	—	24,614	—	43,074	11.20
2014 RoC grant	—	24,614	—	—	24,614	—	36,921	12.40
2014 conditional grant	—	21,907	—	—	21,907	21,907	21,907	12.40

	Outstanding at the beginning of 2014	Granted(1)	Vested(2)	Forfeited	Outstanding at the end of 2014	Minimum number of shares(3)	Maximum number of shares(4)	Fair value per share at the grant date (€)
Lodewijk Hijmans van den Bergh(6)
Five-year 2010 grant	30,472	—	—	—	30,472	—	45,708	7.29
Three-year 2011 grant	34,902	—	34,902	—	—	—	—	8.59
Five-year 2011 grant	34,902	—	—	—	34,902	—	52,353	6.00
Three-year 2012 grant	40,108	—	—	—	40,108	40,108	40,108	9.23
Five-year 2012 grant	40,108	—	—	—	40,108	—	60,162	7.81
2013 TSR grant	25,817	—	—	—	25,817	—	45,179	7.76
2013 RoC grant	25,817	—	—	—	25,817	—	38,725	10.52
2013 conditional grant	14,200	—	—	—	14,200	14,200	14,200	10.52
2014 TSR grant	—	20,354	—	—	20,354	—	35,619	11.20
2014 RoC grant	—	20,354	—	—	20,354	—	30,531	12.40
2014 conditional grant	—	18,115	—	—	18,115	18,115	18,115	12.40

James McCann
Three-year 2011 grant	50,388	—	50,388	—	—	—	—	8.31
Five-year 2011 grant	50,388	—	—	—	50,388	—	75,582	5.80
Three-year 2012 grant	45,405	—	—	—	45,405	45,405	45,405	9.23
Five-year 2012 grant	45,405	—	—	—	45,405	—	68,107	7.81
2013 TSR grant(5)	38,505	3,642	—	—	42,147	—	73,757	7.76
2013 RoC grant(5)	38,505	3,642	—	—	42,147	—	63,220	10.52
2013 conditional grant(5)	21,178	—	—	4,007	17,171	17,171	17,171	10.52
2014 TSR grant	—	33,229	—	—	33,229	—	58,150	11.20
2014 RoC grant	—	33,229	—	—	33,229	—	49,843	12.40
2014 conditional grant	—	21,907	—	—	21,907	21,907	21,907	12.40

Subtotal Ahold management board members	1,316,651	385,494	272,760	10,017	1,419,368	372,108	2,015,181

(1)	Represents the number of shares originally granted for the 2014 grant. For the five-year 2009 grant, the number of shares allocated in 2014 represents the additional number of shares allocated based on the final TSR ranking.
(2)	The vesting date of the five-year 2009 grant and the three-year 2011 grant was on April 17, 2014. The closing share price on Euronext Amsterdam on April 17, 2014 was €14.00.
(3)	For the three-year grants under the GRO program as in effect from 2006 through 2012 and the conditional shares under the GRO program as in effect in 2013 and 2014, the minimum number of shares that could potentially vest equals the number of outstanding shares. For the five-year grants, the minimum number of shares that could potentially vest would be zero if Ahold’s ranking was eight or lower. For the 2013 and 2014 TSR grants, the minimum number of shares that could potentially vest would be zero if Ahold’s ranking was seventh or lower. For the 2013 and 2014 RoC grants, the minimum number of shares that could potentially vest equals zero (as described under “—Overview” above).
(4)	For the three-year grants under the GRO program as in effect from 2006 through 2012 and the conditional shares under the GRO program as in effect in 2013 and 2014, the maximum number of shares that could potentially vest equals the number of outstanding shares. For the five-year grants, the maximum number of shares that could potentially vest equals 150% of outstanding shares if Ahold’s ranking is one. For the 2013 and 2014 TSR grants, the maximum number of shares that could potentially vest equals 175% of outstanding shares if Ahold’s ranking is one. For the 2013 and 2014 RoC grants, the maximum number of shares that could potentially vest equals 150% of outstanding shares (as described under “—Overview” above).

(5)	The shares granted and forfeited for the 2013 grants for Messrs. Boer and McCann represent a correction to the original grant.
(6)	In accordance with the GRO program plan rules and Mr. Hijmans van den Bergh’s separation agreement, a pro rata part of the outstanding shares will vest for Mr. Hijmans van den Bergh on the date of termination of his employment with Ahold.

	Outstanding at the beginning of 2014	Granted(1),(3)	Vested(2)	Forfeited	Outstanding at the end of 2014
Other Employees
2009 grant	2,223,039	874,544	3,096,752	831	—
2010 grant	1,233,914	—	64,740	34,573	1,134,601
2011 grant	4,680,301	—	2,398,151	118,042	2,164,108
2012 grant	5,407,439	—	217,092	269,829	4,920,518
2013 grant(4)	4,339,430	—	95,511	270,850	3,973,069
2014 grant(5)	—	3,502,264	14,037	135,243	3,352,984

Subtotal Ahold management board	1,316,651	385,494	272,760	10,017	1,419,368

Total number of shares	19,200,774	4,762,302	6,159,043	839,385	16,964,648

(1)	Represents the number of shares originally granted for the 2014 grant. For the five-year 2009 grant, the number of shares allocated in 2014 represents the additional number of shares allocated based on the final TSR ranking and the actual number of matching shares related to the 2009 grant.
(2)	The vesting date of the five-year 2009 grant, the matching shares related to the 2009 grant and the three-year 2011 grant was February 28, 2014. The closing share price on Euronext Amsterdam on February 28, 2014 was €13.52.
(3)	The grant date fair value of the matching shares is expensed over the five-year vesting period. In this table the matching shares are presented as awarded in the year of vesting. The total number of matching shares granted up to and outstanding at the end of 2014 is 169,496.
(4)	The 2013 grant includes the revised GRO program described above under “—Overview.” Under this new program 123,000 shares were granted in 2013, of which 41,000 vested in 2013 and 41,000 in 2014. At the end of 2014, 41,000 shares under this program were outstanding and will vest in 2015.
(5)	The 2014 grant includes the revised GRO program described above under “—Overview.” Under this new program 21,000 shares were granted in 2014, of which 7,000 vested in the same year. At the end of 2014, 14,000 shares under this program were outstanding, of which 7,000 will vest in 2015 and 7,000 in 2016.

Valuation Model and Input Variables

The weighted average fair value of the shares granted in 2014, for all eligible participants including Management Board members, amounted to €12.41, €11.80 and €12.41 per share for the conditional shares, TSR performance shares and RoC performance shares, respectively. The fair values of the conditional shares and the RoC performance shares are based on the Black-Scholes model. The fair values of the TSR performance shares are determined using a Monte Carlo simulation model. The most important assumptions used in the valuations of the fair values were as follows:

2014
Opening share price at grant date	€13,96
Risk-free interest rate	0.4%
Volatility	19.3%
Assumed dividend yield	3.9%

Expected volatility has been determined based on historical volatility for a period of three years.

Share Ownership

As of December 31, 2015, the members of the Ahold management board held the following ordinary shares and other interests in Ahold:

Number of shares	Ordinary shares subject to additional holding requirement(1)	Other ordinary shares	Total ordinary shares	Percentage of total voting rights
Dick Boer	66,715	244,058	310,773	0.0348%
Jeff Carr	60,923	9,230	70,153	0.0079%
James McCann	60,923	101,538	162,461	0.0182%

Total	188,561	354,826	543,387	0.0609%

(1)	In line with best practice II.2.5 of the Dutch Corporate Governance Code, mid-term (three-year) shares granted and vested under the GRO program to members of the Ahold management board should be retained for a period of at least five years after grant, except to finance taxes payable at the vesting date, or at least until the end of a member’s employment with Ahold, if this period is shorter.

As of December 31, 2015, Ben Noteboom held 16,615 Ahold ordinary shares and Rob van den Bergh held 13,846 Ahold ordinary shares. None of the other members of the Ahold supervisory board held Ahold ordinary shares. As of December 31, 2015, the number of Ahold ordinary shares held by the members of the Ahold executive committee that are not members of the Ahold management board was less than 1% of the outstanding Ahold ordinary shares.

Other Transactions with the Members of the Supervisory Board, Management Board or Executive Committee

Since January 2, 2012, the first day of Ahold’s financial year ended December 30, 2012, Ahold has not provided loans or advances to members of the management board or supervisory board, and since the Ahold executive committee’s formation on September 1, 2013, Ahold has not provided loans or advances to the members of the Ahold executive committee. Since January 2, 2012, Ahold has not issued guarantees for the benefit of the members of the Ahold supervisory board or the Ahold management board, and since September 1, 2013, Ahold has not issued guarantees for the benefit of the members of the Ahold executive committee.

MAJOR SHAREHOLDERS OF AHOLD

Pursuant to the Dutch Financial Supervision Act (Wet op het financieel toezicht) (referred to in this prospectus as the FSA), any person who directly or indirectly acquires or disposes of an actual or potential interest in the capital or voting rights of Ahold must immediately notify the AFM by means of a standard form, if, as a result of such acquisition or disposal, the percentage of capital interest or voting rights held by such person in Ahold reaches, exceeds or falls below any of the following thresholds: 3%, 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% and 95%. A notification requirement also applies if a person’s capital interest or voting rights reaches, exceeds or falls below the above mentioned thresholds as a result of a change in Ahold’s total issued share capital or voting rights. For more details, see “Description of Ahold Ordinary Shares—Disclosure of Significant Share Ownership” beginning on page 239 of this prospectus.

Under the articles of association of Ahold, each holder of shares of Ahold is entitled to one vote with respect to that number of shares of Ahold that represents the nominal value of one Ahold ordinary share. As a result, holders of Ahold ordinary shares are entitled to one vote per Ahold ordinary share, holders of Ahold cumulative preferred shares (if any are outstanding) are entitled to 50,000 votes per Ahold cumulative preferred share and holders of Ahold cumulative preferred financing shares are entitled to one vote per Ahold cumulative preferred financing share. Pursuant to a contractual arrangement between Ahold and the holders of (depositary receipts of) Ahold cumulative preferred financing shares, the total number of votes that can be exercised by holders of Ahold cumulative preferred financing shares is 74,362,963 (approximately 0.28 votes per Ahold cumulative preferred financing share). No votes may be cast at an Ahold general meeting in respect of shares that are held by Ahold or its subsidiaries.

The following information was on record in the AFM register on December 31, 2015 of persons that reported the ownership of an actual or potential interest of 3% or more in the capital or voting rights of Ahold:

Name	Date of Transaction(1)	Number of (depositary receipts of) Cumulative Preferred Financing Shares	Number of Ordinary Shares(2)	Percentage of Total Voting Rights(3)	Ownership Percentage(3)
Stichting Administratiekantoor Preferente Financieringsaandelen Ahold(4)	July 13, 2012	268,415,103	—	6.55%	20.19%
DeltaFort Beleggingen I B.V.(4)	June 9, 2015	167,636,082	—	5.16%	15.20%
Mondrian Investment Partners Limited	September 27, 2012	—	56,654,977	4.99%	4.26%
NN Group N.V.(4)	June 9, 2015	100,779,021	12,851,878	4.52%	10.30%
Blackrock, Inc.	September 5, 2014	—	33,477,293	4.35%	2.88%
Norges Bank	September 10, 2015	—	27,658,315	3.04%	2.51%

(1)	Reflects the date on which the relevant transaction has been reported with the AFM as having occurred.
(2)	Reflects the total actual and potential, and direct and indirect, interests held with respect to Ahold ordinary shares, as reported with the AFM as of the applicable transaction date.
(3)	Reflects the percentage resulting from the total actual and potential, and direct and indirect, interests held with respect to Ahold ordinary shares and/or Ahold cumulative preferred financing shares, as applicable, as reported with the AFM as of the applicable transaction date.
(4)	Stichting Administratiekantoor Preferente Financieringsaandelen Ahold (referred to in this prospectus as SAPFAA) holds all of the 268,415,103 issued Ahold cumulative preferred financing shares. Pursuant to a contractual arrangement between Ahold and the holders of (depositary receipts of) Ahold cumulative preferred financing shares, the total number of votes that can be exercised by holders of Ahold cumulative preferred financing shares is 74,362,963 (or approximately 0.28 votes per Ahold cumulative preferred financing share). SAPFAA issued corresponding depositary receipts, and DeltaFort Beleggingen B.V. and NN Group N.V. hold all of such issued depositary receipts.

As of December 31, 2015, to Ahold’s knowledge, approximately 21.99% of the outstanding Ahold ordinary shares, including Ahold ordinary shares represented by Ahold ADSs, are beneficially owned by shareholders that are resident in the United States. Based on information received from Deutsche Bank Trust Company Americas, the Ahold ADS depositary, there were 35,506,493 Ahold ordinary shares represented by Ahold ADSs outstanding and 4,415 holders of record of such Ahold ADSs with a registered address in the United States as of December 31, 2015.

Ahold is not directly or indirectly owned or controlled by another corporation or by any government. Ahold does not know of any arrangements that may, at a subsequent date, result in a change of control, except as described in the section entitled “Description of Ahold Ordinary Shares—Anti-Takeover Provisions.”

INFORMATION ABOUT DELHAIZE

The information included under this section entitled “Information About Delhaize” has been provided to Ahold by Delhaize.

Delhaize is a Belgian international food retailer present in seven countries on three continents. Delhaize was founded in Belgium in 1867. Delhaize’s principal activity is the operation of food supermarkets. As of June 30, 2015, Delhaize had a store network (which includes company-operated, affiliated and franchised stores) of 3,445 stores and employed approximately 150,000 people. Delhaize conducts its retail operations primarily through its businesses in (i) the United States, which Delhaize refers to as Delhaize America, (ii) Belgium and the Grand Duchy of Luxembourg, which Delhaize refers to collectively as Delhaize Belgium, (iii) Greece, Romania and the Republic of Serbia, which Delhaize refers to collectively as Southeastern Europe, and (iv) Indonesia (which operations are accounted for under the equity method in Delhaize’s consolidated financial statements).

Delhaize ordinary shares are listed under the symbol “DELB” on the regulated market Euronext Brussels. Delhaize ADSs, some of which are evidenced by American Depositary Receipts, and each Delhaize ADS representing one quarter of one Delhaize ordinary share as of the date of this prospectus, are listed on the New York Stock Exchange under the symbol “DEG.”

The principal executive offices of Delhaize are located at Etablissements Delhaize Frères et Cie “Le Lion” (Groupe Delhaize), Square Marie Curie 40, 1070 Brussels, Belgium, and Delhaize’s telephone number is +32-2-412-2211. Additional information about Delhaize and its subsidiaries is included in documents incorporated by reference into this prospectus. See the section entitled “Where You Can Find More Information” beginning on page 310 of this prospectus.

MAJOR SHAREHOLDERS OF DELHAIZE

The information included under this section entitled “Major Shareholders of Delhaize” has been provided to Ahold by Delhaize.

Delhaize’s capital stock consists of Delhaize ordinary shares, without nominal value, each having a par value of €0.50. Delhaize ordinary shares may be in dematerialized form or registered form. Each Delhaize shareholder is entitled to one vote for each Delhaize ordinary share held, on each matter submitted to a vote of shareholders. Major Delhaize shareholders do not have different voting rights than other Delhaize shareholders. For additional information regarding Delhaize ordinary shares, see the section entitled “Description of Delhaize Group Ordinary Shares” under item 10 “Additional Information” in the Delhaize Annual Report on Form 20-F filed with the SEC on April 29, 2015, which is incorporated by reference into this prospectus.

Based on currently applicable Belgian law and the Delhaize articles of association, any person or legal entity which owns or acquires (directly or indirectly, by ownership of American Depositary Shares or otherwise) shares or other securities of Delhaize granting voting rights (representing the share capital or not) must disclose to Delhaize and to the Belgian Financial Services and Markets Authority (referred to in this prospectus as FSMA) the number of securities that such person owns, alone or jointly, when his/her voting rights amount to 3% or more of the total existing voting rights of Delhaize. Such person must make the same type of disclosure in case of transfer or acquisition of additional securities when his/her voting rights reach 5%, 10%, and so on by increments of 5%, or when the voting rights fall below one of these thresholds.

The same disclosure requirement applies if a person transfers the direct or indirect control of a corporation or other legal entity which owns itself at least 3% of the voting rights of Delhaize. Similarly, if as a result of events changing the breakdown of voting rights, the percentage of the voting rights reaches, exceeds or falls below any of the above thresholds, disclosure is required even when no acquisition or disposal of securities has occurred (e.g., as a result of a capital increase or a capital decrease). Finally, disclosure is also required when persons acting in concert enter into, modify or terminate their agreement which results in their voting rights reaching, exceeding or falling below any of the above thresholds.

The disclosure statements must be addressed to the FSMA and to Delhaize at the latest by the fourth trading day following the day on which the circumstance giving rise to the disclosure occurred. Unless otherwise provided by law, a Delhaize shareholder will only be allowed to cast votes at a Delhaize shareholders’ meeting in respect of the number of securities that he or she has validly disclosed during the latest twenty days before such meeting.

As of December 31, 2015, the following Delhaize shareholders and groups of Delhaize shareholders currently have declared holdings of at least 3% of the outstanding Delhaize ordinary shares.

Date of Notification	Name of Shareholder	Number of Ordinary Shares Held	Percentage of Total Voting Rights on Date of Notification
February 18, 2009	Citibank N.A.(1)	10,682,499	10.62%
December 18, 2014	Silchester International Investors LLP	10,239,515	9.97%
January 31, 2014	Black Rock Group	4,979,338	4.86%
August 6, 2015	Davidson Kempner European Partners LLP	3,627,706	3.50%

(1)	As depositary for the Delhaize ADR program, Citibank disclaims any beneficial interest in Delhaize ordinary shares that Citibank N.A. holds as depositary under the Delhaize ADR program.

Number of Shares and Potential Voting Rights of Delhaize(1)

Effective voting rights attached to shares representing the capital (which equals the number of outstanding shares)	104,004,952
Future potential voting rights resulting from exercise of warrants	1,281,207

(1)	As of December 31, 2015.

Based on information received by Citibank, the depositary for the Delhaize ADSs evidenced by Delhaize ADRs, there were 25,087,044 Delhaize ADRs outstanding as of December 31, 2015. There were 12,560 registered holder accounts with a registered address in the United States as of December 31, 2015. During 2014, the ratio of Delhaize ADSs to Delhaize ordinary shares changed from one Delhaize ADS for every one Delhaize ordinary share to four Delhaize ADSs for every one Delhaize ordinary share.

GOVERNANCE AND MANAGEMENT OF THE COMBINED COMPANY

The combined company will be a public company (naamloze vennootschap) incorporated under Dutch law with a two-tier board structure. The management board of the combined company will be responsible for the overall management and decision-making of the combined company. The management board of the combined company will be supervised and advised by the supervisory board of the combined company. The management board and the supervisory board of the combined company will be accountable to the shareholders of the combined company. There will also be an executive committee of the combined company that will be accountable to the management board of the combined company.

Supervisory Board

The supervisory board of the combined company will, subject to the restrictions imposed by the combined company’s articles of association and Dutch law, be responsible for supervising and advising the management board and overseeing the general course of affairs and strategy of the combined company. The supervisory board of the combined company will be guided in its duties by the interests of the combined company and the business connected with the combined company, taking into consideration the overall good of the business and the relevant interests of all its stakeholders (which include but are not limited to its customers, its employees and its shareholders). The supervisory board of the combined company will be responsible for monitoring and assessing the quality of its own performance. Dutch law and the rules of procedure of the executive committee and the management board of the combined company (also referred to in this prospectus as the management board rules) will require the approval of the supervisory board of the combined company for certain major resolutions proposed to be taken by the management board of the combined company, including:

•	the operational and financial objectives of the combined company, the main elements of which will be mentioned in the annual report;

•	the strategy designed to achieve the objectives, the main elements of which will be mentioned in the annual report;

•	the parameters to be applied in relation to the strategy, for example in respect of the financial ratios, the main elements of which will be mentioned in the annual report;

•	the corporate responsibility matters that are relevant to the combined company, the main elements of which will be mentioned in the annual report and/or the corporate responsibility report;

•	the annual budget;

•	any merger or joint venture;

•	any acquisition or disposal of shareholdings from or to a third party;

•	any transaction as a result of which the combined company or a subsidiary of the combined company will enter into new national markets;

•	general capital investments exceeding €25 million;

•	transactions to add new stores through acquisitions or construction exceeding €25 million;

•	equity investments or disposals in franchises or leases exceeding €25 million;

•	the initiation or settlement of any litigation or claim with a value exceeding €25 million;

•	any programs, facility or contracts (which include but are not limited to borrowing and investment facilities and bond debt programs), with a term of more than one year, which are not included in the annual budget and exceed a value of €250 million;

•	the issuance of any shares or a right to obtain a share (including stock options and conditional shares for employees, not resulting from an approved general incentive program);

•	any payment of dividend other than the required dividend payment on the Ahold cumulative preferred financing shares, or the Ahold cumulative preferred shares;

•	applying for listing or withdrawing of the official listing of securities on any exchange;

•	applying for a moratorium of payments or filing of a bankruptcy petition with respect to the combined company;

•	terminating the employment of certain employees of the combined company or a subsidiary of the combined company at the same time or within a short timespan;

•	transfer of the business or virtually all of the business to a third party;

•	entry into or termination of long-term cooperation by the combined company or a subsidiary with another legal entity or partnership or as a general partner with full liability in a limited or general partnership if such cooperation or the termination thereof is of far-reaching significance for the combined company; and

•	acquisition or disposal by the combined company or a subsidiary of a participation in the capital of another company the value of which equals at least a third of the amount of the assets according to the consolidated balance sheet with explanatory notes attached to the combined company’s annual accounts as most recently adopted.

The resolutions under the last three bullet points will also require the approval from the combined company’s general meeting of shareholders.

Composition

Effective as from the effective time, the supervisory board of the combined company will be composed as follows:

•	seven new members of the supervisory board of the combined company to be designated by Delhaize before the merger publication date; and

•	seven members of the supervisory board of the combined company who are current members of the Ahold supervisory board (or new members to be designated by Ahold before the merger publication date) who will continue to serve on the supervisory board of the combined company.

The composition of the supervisory board of the combined company will continue to be such that all individuals are sufficiently qualified and have the experience and background that they can be reasonably expected to contribute to the future growth of the combined company and the realization of its strategy.

The chairman of the supervisory board of the combined company (referred to in this prospectus as the chairman) will be selected from the members of the supervisory board of the combined company designated by Delhaize and effective as from the effective time, the chairman will be Mr. Mats Jansson, the current chairman of the Delhaize board.

The supervisory board of the combined company will have two vice chairmen. The first vice chairman will be selected from the members of the supervisory board of the combined company designated by Ahold, and the second vice chairman will be selected from the members of the supervisory board of the combined company designated by Delhaize. Effective as from the effective time, the first vice chairman will be Mr. Jan Hommen, the current chairman of the Ahold supervisory board, and the second vice chairman will be Mr. Jacques de Vaucleroy, a current member of the Delhaize board.

When after the effective time the chief executive officer of the combined company leaves his position, the chairman will offer his resignation and the supervisory board of the combined company will appoint a new chairman. The role of the second vice chairman will then cease to exist.

The chairman and the vice chairman, who are selected from the members of the supervisory board of the combined company designated by Ahold, will together form the presidium of the supervisory board of the combined company (referred to in this prospectus as the presidium). The presidium will hold regular discussions with the chief executive officer and the deputy chief executive officer and chief integration officer of the combined company.

The following table sets forth the biographical information of the individuals who, as of the date of this prospectus, have been designated to become members of the supervisory board of the combined company effective as from the effective time.

Name	Age	Biographical Information
Mats Jansson	64	Mr. Jansson has served as chairman of the Delhaize board since May 2012. Mr. Jansson currently serves as an independent board member of TeliaSonera and is a member of the JPMorgan European Advisory Council. Mr. Jansson began his career with ICA, a leading Swedish food retailer, holding positions of increasing responsibility over a period of more than 20 years and serving as president of ICA Detaljhandel and deputy CEO and chairman of the Group from 1990 to 1994. He then served as CEO of Catena/Bilia (1994 to 1999) and Karl Fazor Oy (1999 to 2000). From 2000 to 2005, Mr. Jansson held the position of CEO with Axfood, a publicly-traded Swedish food retailer. From 2005 to 2006, Mr. Jansson served as president and CEO of Axel Johnson AB, a family owned conglomerate of distribution and services companies. Mr. Jansson was president and CEO of SAS, the Scandinavian airline company, from 2006 to 2010. He also previously served as a director of Axfood, Mekonomen, Swedish Match, Hufvudstaden and Danske Bank. Mr. Jansson studied economical history and sociology at the University of Örebro, Sweden.

Jan Hommen	72	Mr. Hommen is the chairman of the Ahold supervisory board and of Ahold’s selection and appointment committee. For further information regarding his current principal occupation or employment history and other directorships, see “Supervisory Board, Management Board and Executive Committee of Ahold—Ahold Supervisory Board” on page 199 of this prospectus.

Jacques de Vaucleroy	54	Mr. de Vaucleroy has been the CEO of the Northern, Central and Eastern Europe business unit of AXA since March 2010. He is also in charge of AXA Bank Europe. Since April 2010, he has been a member of the AXA Management Committee. On January 1, 2011, Mr. de Vaucleroy assumed global responsibility for the AXA Group’s Life and Savings and Health businesses. Mr. de Vaucleroy has made most of his career within the ING Group, where he was a member of the Executive Board of ING Group and CEO of ING Insurance and Investment Management Europe. He has extensive experience in the banking and insurance and asset management business, both in Europe and in the United States. Mr. de Vaucleroy holds a degree in law from Catholic University of Louvain (UCL), Belgium and a Master of Business Law from Vrije Universiteit van Brussel (VUB), Belgium.

Patrick De Maeseneire	58	Mr. De Maeseneire is currently a member of the Delhaize board. Since November 1, 2015, Mr. De Maeseneire has been chief executive officer of Jacobs Holding AG, major shareholder of Barry Callebaut AG. Mr. De Maeseneire is vice chairman of the board of directors of Barry Callebaut. Mr. De Maeseneire started his professional career in 1980 at Arthur Andersen (consulting). Between 1980 and 1997, he held executive positions at Wang, Apple Computer, Sun International and the Belgian TV station VTM. Between 1998 and 2002, Mr. De Maeseneire held leading positions within the Adecco Group, starting as country manager for the Benelux region before leading the Adecco Group’s worldwide professional staffing business from New York. In

Name	Age	Biographical Information

		2002, Mr. De Maeseneire joined the chocolate manufacturer Barry Callebaut where he served as chief executive officer until 2009, when he returned to Adecco as CEO. Mr. De Maeseneire served as CEO of Adecco from June 2009 to August 2015. Mr. De Maeseneire earned a master’s degree in commercial engineering at the Solvay Business School of Brussels University (VUB), Belgium and a special license in marketing management at the Vlerick Leuven Gent Management School, Belgium. Mr. De Maeseneire also completed studies in business management at the London Business School and INSEAD, Fontainebleau, France.

Dominique Leroy	51	Ms. Leroy is currently a member of the Delhaize board. Ms. Leroy has been chief executive officer of Belgacom SA and member of the board of directors of Belgacom SA since January 2014. She began working at Belgacom as vice president sales for the consumer division in October 2011. In June, 2012, Ms. Leroy held the position of executive vice president of the consumer business unit of Belgacom and member of the management committee of Belgacom Group. Prior to Belgacom, Ms. Leroy worked for 24 years at Unilever. She was managing director of Unilever Belux and member of Unilever’s Benelux management committee. She previously held various positions in marketing, finance and customer development. Ms. Leroy is an independent board member at Lotus Bakeries. Ms. Leroy holds a degree in Business Engineering from the Solvay Business School of Brussels University (ULB).

William G. McEwan	59	Mr. McEwan is currently a member of the Delhaize board. Mr. McEwan is a Canadian grocery and consumer packaged goods executive. Between 1989 and 2000, Mr. McEwan held a variety of progressively senior marketing and merchandising roles in the consumer packaged goods industry with Coca-Cola Limited and Coca-Cola Bottling as well as in grocery retail with The Great Atlantic and Pacific Tea Company (A&P) both in Canada and in the United States. He served as president of A&P’s Canadian operations before his appointment as president and chief executive officer of the company’s US Atlantic Region, the position he held immediately prior to joining Sobeys Inc. He served as president and chief executive officer of Sobeys Inc. and member of the board of directors of its parent company, Empire Company Limited until June 2012. Mr. McEwan is a member of the board of Agrifoods International Cooperative Ltd and Ultima Foods. Mr. McEwan served on the board of directors of The Consumer Goods Forum. In November 2005, Mr. McEwan was presented the Golden Pencil Award, The Food Industry Association of Canada’s highest distinction. In May 2006, the Canadian Council of Grocery Distributors presented Mr. McEwan with the Robert Beaudry Award of Excellence for leadership in the grocery industry. In June 2012, Mr. McEwan was honored by the Retail Council of Canada with its Lifetime Achievement Award, recognizing a career of outstanding leadership, business success and community service.

Jack L. Stahl	62	Mr. Stahl is currently a member of the Delhaize board. Mr. Stahl served in the role of president and chief executive officer of cosmetics company Revlon from 2002 until his retirement in September 2006. Prior to joining Revlon, Mr. Stahl had a 22-year career as an executive with the Coca-Cola Company culminating in the role of president and chief operating officer. He also served as group president of Coca-Cola Americas and chief financial officer. Mr. Stahl started his professional career as an auditor at Arthur Andersen & Co. Mr. Stahl served on the boards of directors of pharmaceutical company Schering-Plough, Sacks

Name	Age	Biographical Information

		Incorporated and Dr Pepper Snapple Group. He currently serves on the boards of directors of Coty Inc., Catalent, Inc., Advantage Sales & Marketing LLC, and serves as a member of the US board of advisors on CVC Capital Partners Advisory, Inc. He is also a member of the board of directors and chairman of The Boys and Girls Clubs of America. Mr. Stahl received his undergraduate degree from Emory University and holds an MBA from the Wharton Business School of the University of Pennsylvania.

Johnny Thijs	63	Mr. Thijs is currently a member of the Delhaize board. Mr. Thijs started his career in 1974 at Vanderelst N.V. (Rothmans group) as product & marketing manager for Belgium. In 1981, he was named marketing & sales manager at Masterfoods N.V. (Mars Inc.) for Belgium, the Netherlands, Germany and France. In 1986, he moved to Côte d’Or-Jacobs Suchard and five years later moved to Interbrew N.V. where he started as executive vice president before becoming chief executive officer for Europe, Asia-Pacific and Africa from 1995 to 1999. In 2000, he was named chief executive officer of Ter Beke. Mr. Thijs joined Belgian Post in 2002 where he served as chief executive officer until the end of February 2014. Mr. Thijs is chairman of the board of directors of Spadel, Recticel and Betafence and also member of the boards of directors of H.Essers, USG People and Ghelamco Invest. He studied commercial sciences at the College of Economic Sciences of the University of Limburg, Belgium.

Rob van den Bergh	65	Mr. van den Bergh is a member of the Ahold supervisory board and the chairman of Ahold’s remuneration committee. He was first appointed to the Ahold supervisory board on April 20, 2011. For further information, see the section entitled “Supervisory Board, Management Board and Executive Committee of Ahold—Ahold Management Board” beginning on page 201 of this prospectus.

Mary Anne Citrino	56	Mary Anne Citrino is a senior advisor to The Blackstone Group L.P. Ms. Citrino is a former senior managing director in the Blackstone Advisory Partners group. Before joining Blackstone in 2004, Ms. Citrino was global head of consumer products investment banking group at Morgan Stanley. Prior to running the consumer products group, Ms. Citrino was co-head of health care services investment banking at Morgan Stanley. Ms. Citrino is a director of Dollar Tree Stores, Inc. and member of its audit committee and nominating and corporate governance committee, a director of Health Net, Inc. and member of its compensation committee and finance committee, and chairperson of the audit committee and member of the finance, investment and technology committee of Hewlett Packard, Inc. Ms. Citrino also serves on the advisory council for the Center for Health and Wellbeing at Princeton University.

René Hooft Graafland	60	Mr. Hooft Graafland is a member of the Ahold supervisory board. He was appointed to the Ahold supervisory board on April 16, 2014, with effect from January 1, 2015. For further information, see the section entitled “Supervisory Board, Management Board and Executive Committee of Ahold—Ahold Management Board” beginning on page 201 of this prospectus.

Mark McGrath	69	Mr. McGrath is the vice chairman of the Ahold supervisory board. He was first appointed to the Ahold supervisory board on April 23, 2008. For further information, see the section entitled “Supervisory Board, Management Board and Executive Committee of Ahold—Ahold Management Board” beginning on page 201 of this prospectus.

Ben Noteboom	57	Mr. Noteboom is a member of the Ahold supervisory board. Mr. Noteboom was first appointed to the Ahold supervisory board on April 28, 2009. For further

Name	Age	Biographical Information

		information, see the section entitled “Supervisory Board, Management Board and Executive Committee of Ahold—Ahold Management Board” beginning on page 201 of this prospectus.

Stephanie Shern	68	Ms. Shern is a member of the Ahold supervisory board and chairperson of Ahold’s audit committee. She was first appointed to the Ahold supervisory board on May 18, 2005. For further information, see the section entitled “Supervisory Board, Management Board and Executive Committee of Ahold—Ahold Management Board” beginning on page 201 of this prospectus.

Committees of the Supervisory Board

The supervisory board of the combined company will have the following committees effective as from the effective time:

•	an audit, finance & risk committee, to be chaired by a member of the supervisory board of the combined company designated by Delhaize;

•	a remuneration committee, to be chaired by a member of the supervisory board of the combined company designated by Delhaize;

•	a governance & nomination committee, to be chaired by a member of the supervisory board of the combined company designated by Ahold; and

•	a sustainability & innovation committee, to be chaired by a member of the supervisory board of the combined company designated by Ahold.

Each committee of the supervisory board of the combined company will consist of approximately four members. The supervisory board of the combined company will appoint the members of each committee from among its members.

Management Board

The management board of the combined company will be responsible for the overall management and decision-making of the combined company and will perform its task in the best interest of the combined company and its enterprise. The management board of the combined company will be supervised and advised by the supervisory board of the combined company. The members of the management board of the combined company will be appointed by the general meeting of shareholders on the basis of a nomination by the supervisory board of the combined company.

The following table sets forth the individuals who, as of the date of this prospectus, have been designated to become members of the management board of the combined company effective as from the effective time.

Name	Title
Dick Boer	Chief Executive Officer
Frans Muller	Deputy Chief Executive Officer and Chief Integration Officer
Jeff Carr	Chief Financial Officer
Pierre Bouchut	Chief Operating Officer Europe
Kevin Holt	Chief Operating Officer USA
James McCann	Chief Operating Officer USA

Effective as from the effective time, Mr. Bouchut, as chief operating officer Europe, will be responsible for managing the combined company’s European operations (Belgium, the Netherlands, Luxembourg, Germany, Greece, the Republic of Serbia, Romania and the Czech Republic) and the Indonesian joint venture.

The composition of the management board of the combined company will continue to be such that all individuals are sufficiently qualified and have the experience and background so that they can be reasonably expected to contribute to the future growth of the combined company and the realization of its strategy. In order to increase gender diversity of the management board of the combined company, in accordance with applicable Dutch law, Ahold will pay close attention to gender diversity in the process of recruiting and appointing new members of the management board of the combined company.

The following table sets forth the biographical information of the individuals who have been designated to become members of the management board of the combined company effective as from the effective time.

Name	Age	Biographical Information
Dick Boer	58	Mr. Boer was appointed chief executive officer of Ahold effective March 1, 2011. For further information, see the section entitled “Supervisory Board, Management Board and Executive Committee of Ahold—Ahold Management Board” beginning on page 201 of this prospectus.

Frans Muller	54	Mr. Muller has been president and chief executive officer of Delhaize since November 2013. In 1988, he joined KLM Cargo where he served in various management and executive positions in Amsterdam, Frankfurt, Vienna and Singapore. Mr. Muller joined the German retailer Metro AG in 1997, first as operations director, and then as managing director of its Dutch subsidiary, Makro. In 2002, he served as a board member of Metro Cash & Carry International, and was appointed as regional director for Eastern Europe and Russia. From 2004 to 2005, Mr. Muller served as president, Asia Pacific and Russia/Ukraine, Metro Cash & Carry International. In 2005, he was appointed CEO of Metro Group Buying, and in 2006, was appointed to the management board of Metro AG. In February 2008, he became CEO of Metro Cash & Carry until his departure in March 2013. Mr. Muller holds a Master of Business Economics from the Erasmus University, Rotterdam (The Netherlands).

Jeff Carr	54	Mr. Carr was appointed to the management board of Ahold by Ahold’s shareholders on April 17, 2012. For further information, see the section entitled “Supervisory Board, Management Board and Executive Committee of Ahold—Ahold Management Board” beginning on page 201 of this prospectus.

Pierre Bouchut	60	Mr. Bouchut has been executive vice president and chief financial officer of Delhaize since March 2012. Mr. Bouchut began his career in 1979 with Citibank Paris. He joined Bankers Trust France SA in 1987 to become vice-president, Finance. In 1988, he joined McKinsey & Company as a consultant in the Corporate Finance and Integrated Logistics practices. Between 1990 and 2005, Mr. Bouchut was with Group Casino, where he successively held the positions of chief financial officer, managing director and CEO responsible for both the French and international operations (United States, Poland, the Netherlands, Taiwan, Brazil, Argentina, Colombia and Venezuela). Between 2005 and 2009, Mr. Bouchut served with Schneider Group as CFO, developing numerous initiatives in the field of structured finance, risk management and external growth. He joined Carrefour in 2009 as chief financial officer and was most recently executive director Growth Markets of Carrefour, overlooking operations in Latin America (Brazil, Colombia and Argentina) and in Turkey, India, Indonesia and Malaysia. He was also overlooking Carrefour Personal Financial Services operations worldwide. Mr. Bouchut is member of the board of directors of Hammerson. Mr. Bouchut graduated from HEC and holds a Master’s Degree in Applied Economics from Paris Dauphine University.

Name	Age	Biographical Information

Kevin Holt	57	Mr. Holt has been the executive vice president and chief executive officer of Delhaize America since July 2014. Mr. Holt previously served as president of Retail Operations for SuperValu, a Minnesota-based grocery retailer where he filled a key retail role. During his tenure at SuperValu, the company owned the Albertsons, Jewel-Osco and Save-A-Lot chains and was the third-largest food retailing company in the United States. Prior to his senior executive leadership role at SuperValu, Mr. Holt worked for three years with Sears Holding Company and 14 years with Meijer, working in various leadership positions including executive vice president of Retail Operations, senior vice president of Information Technology/Services and Strategic Planning. Before joining the retail industry, Mr. Holt spent nine years at NCR delivering technology solutions to large and complex organizations. Mr. Holt holds a bachelor’s degree from Ferris State University in Big Rapids, Michigan.

James McCann	46	Mr. McCann was appointed to the Ahold management board in April 2012. For further information, see the section entitled “Supervisory Board, Management Board and Executive Committee of Ahold—Ahold Management Board” beginning on page 201 of this prospectus.

Executive Committee

The day-to-day management of the combined company will be delegated to the executive committee of the combined company. The following table sets forth the individuals who, as of the date of this prospectus, have been designated to become members of the executive committee of the combined company effective as from the effective time.

Name	Title
Dick Boer	Chief Executive Officer
Frans Muller	Deputy Chief Executive Officer and Chief Integration Officer
Jeff Carr	Chief Financial Officer
Pierre Bouchut	Chief Operating Officer Europe
Kevin Holt	Chief Operating Officer USA
James McCann	Chief Operating Officer USA
Abbe Luersman	Chief Human Resources Officer
Marc Croonen	Chief Sustainability, Transformation & Communications Officer
Hanneke Faber	Chief E-commerce & Innovation Officer
Jan Ernst de Groot	Chief Legal Officer

The table below sets forth biographical information about the members of the executive committee of the combined company other than for those individuals whose biographies are set forth above:

Name	Age	Biographical Information
Abbe Luersman	48	Ms. Luersman was appointed chief human resources officer and a member of the Ahold executive committee effective November 1, 2013. For further information, see the section entitled “Supervisory Board, Management Board and Executive Committee of Ahold—Ahold Executive Committee” beginning on page 203 of this prospectus

Marc Croonen	54	Mr. Croonen is executive vice president and chief human resources officer of Delhaize. Mr. Croonen began his career with the former brewery Artois, later Interbrew. After having been HR-Manager for nine years, he became Head of HR and Communication with Volkswagen Belgium from May 1995 until March

Name	Age	Biographical Information

		1999 and HR-Director with Danone for Northern Europe from March 1999 until March 2001. From March 2001 until April 2010, Mr. Croonen was employed by AB Inbev, from 2005 onwards in the capacity of Head of HR for Western Europe. In April 2010, Mr. Croonen moved to Dexia as Group HR Director until October 2012 when he joined International Paper as HR-Director Europe until April 2014. Mr. Croonen is a graduate of the Catholic University of Leuven (Belgium) with a Master in Psychology of Organization and Work.

Hanneke Faber	46	Ms. Faber was appointed as chief commercial officer and member of the Ahold executive committee effective September 1, 2013. For further information, see the section entitled “Supervisory Board, Management Board and Executive Committee of Ahold—Ahold Executive Committee” beginning on page 203 of this prospectus.

Jan Ernst de Groot	52	Mr. de Groot was appointed as chief legal officer and member of the Ahold executive committee effective February 1, 2015. For further information, see the section entitled “Supervisory Board, Management Board and Executive Committee of Ahold—Ahold Executive Committee” beginning on page 203 of this prospectus.

The members of the executive committee of the combined company that are not members of the management board of the combined company were jointly selected by Ahold and Delhaize pursuant to the merger agreement, and will be appointed by the supervisory board of the combined company. All members of the executive committee of the combined company will report to the chief executive officer of the combined company.

Remuneration of Members of the Supervisory Board, Management Board and Executive Committee of the Combined Company

General

The amount of remuneration to be paid to each member of the combined company’s supervisory board will be determined by the combined company’s general meeting of shareholders.

The form and amount of remuneration to be paid to each member of the combined company’s management board will be determined by the combined company’s supervisory board in accordance with the combined company’s remuneration policy, which policy will be reviewed annually and adopted by the combined company’s general meeting of shareholders. Ahold expects that the combined company will enter into service agreements with the members of the management board of the combined company, which services agreements will contain the applicable compensation terms and other provisions relating to the services of the applicable individual.

The form and amount of remuneration to be paid to each member of the combined company’s executive committee who will not also be a member of the management board of the combined company will be determined by the combined company’s supervisory board at the proposal of the chief executive officer of the combined company.

Information concerning the historical compensation paid by Delhaize to its directors and executive officers is contained in Delhaize’s Annual Report on Form 20-F for the financial year ended December 31, 2014, which is incorporated by reference into this prospectus. See also “Where You Can Find More Information” beginning on page 310 of this prospectus.

For historical information regarding the remuneration of the Ahold supervisory board, the Ahold management board and the Ahold executive committee, see the section entitled “Supervisory Board,

Management Board and Executive Committee of Ahold—Remuneration of the Supervisory Board, Management Board and Executive Committee of Ahold” beginning on page 205 of this prospectus.

In the merger agreement, Ahold and Delhaize agreed to cooperate to analyze the implications of the merger on, and prepare measures to harmonize, the remuneration of both parties’ executive committees following the consummation of the merger, except that such measures will not require the amendment, modification or termination of any individual agreement with an executive committee member prior to the expiration of the current term of such agreement.

Exceptional Delhaize EU PSU Grant for Frans Muller

In connection with the merger, Mr. Muller will be awarded an exceptional grant of Delhaize EU PSUs. Such grant will be made by Delhaize prior to the closing and will have a grant date value of €1.5 million. The Delhaize EU PSUs granted to Mr. Muller will vest in full on the third anniversary of the grant date, subject to company performance against financial targets fixed upon grant. These targets currently relate to shareholder value creation. The number of shares to be received upon vesting of Mr. Muller’s exceptional grant of Delhaize EU PSUs will vary from 0% to 150% of the awarded number of Delhaize EU PSUs, in function of the achieved level of company performance against financial targets. Upon closing, the performance will be measured against targets as set for the combined company’s long-term incentive plan.

In addition, vesting of the Delhaize EU PSUs granted under this exceptional grant will be conditioned upon (i) approval of the grant by the Delhaize EGM or any subsequent Delhaize EGM, (ii) consummation of the merger and (iii) Mr. Muller’s continued work under his management contract with Delhaize on the closing date. If any of these additional vesting conditions is not met, vesting will not take place and the Delhaize EU PSUs granted under this exceptional grant will automatically expire and become null and void.

Upon closing, the Delhaize EU PSUs awarded under this exceptional grant will be converted into performance shares under the combined company’s long-term incentive plan.

Severance Arrangement for Frans Muller

The service agreement to be entered into by Mr. Muller and the combined company will include a severance arrangement for the eventuality that it is terminated within two years after the effective time. In that event, Mr. Muller shall receive the pay-out of two years full compensation under such service agreement, i.e., fixed pay and benefits, short-term incentive plan at target, long-term incentive benefits and accelerated vesting of the outstanding and newly granted (for two years) long-term incentive benefits; this is inclusive of notice period. The severance arrangement proposal for Mr. Muller will be submitted for approval by the shareholders of Ahold at the Ahold EGM or any subsequent Ahold EGM.

Recognition Award

At closing, each of the members of the combined company’s management board and executive committee will be granted a one-time recognition award by the combined company. The recognition award will consist of performance shares of the combined company, which will vest in ordinary shares of the combined company. Vesting will be contingent upon the realization of key performance indicators, which will be set before the closing, and continued service of the applicable executive through the applicable vesting date. Subject to these conditions, vesting will occur in two installments equal to 50% of the granted performance shares. The first installment will vest on the first anniversary of the date of grant and the second installment will vest on the second anniversary of the date of grant. The grant date value of the grant to each of the executives will be equal to one year of his base salary, with the exception of Mr. Muller’s grant which will have a grant date value equal to 150% of his base salary. A five year holding period will apply from the grant date of the performance shares. The recognition award proposal will, with respect to the members of the management board of the combined company, be submitted for approval by the shareholders of Ahold at the Ahold EGM or any subsequent Ahold EGM.

DESCRIPTION OF AHOLD ORDINARY SHARES

Unless stated otherwise, the following is a description of the material terms of Ahold ordinary shares as those terms will exist as of the consummation of the merger. This description is a summary only and is not a complete description of such terms. The rights of the holders of Ahold ordinary shares will, following the consummation of the merger, be governed by Dutch law and the articles of association of the combined company. Copies of the form of articles of association of the combined company and the form of board rules of the combined company that will be in effect as of the consummation of the merger will be filed as exhibits to the registration statement on Form F-4 of which this prospectus forms a part.

Share Capital

Authorized Share Capital

As of the close of business on December 31, 2015, the authorized share capital of Ahold amounted to €30,000,000 and was divided into the following classes:

•	30,000 Ahold cumulative preferred shares with a nominal value of €500 per share (referred to in this prospectus as the Ahold cumulative preferred shares);

•	329,000,000 Ahold cumulative preferred financing shares with a nominal value of €0.01 per share subdivided into 36 classes (referred to in this prospectus as the Ahold cumulative preferred financing shares), which are convertible into Ahold ordinary shares; and

•	1,171,000,000 Ahold ordinary shares with a nominal value of €0.01 per share.

The amounts included in the authorized share capital of the combined company will be determined after the Ahold capital return has been effected, subject to a maximum authorized share capital of €45,000,000.

Issued Share Capital

As of December 31, 2015, there were 268,415,103 Ahold cumulative preferred financing shares and 834,373,134 Ahold ordinary shares issued and fully paid. As of December 31, 2015, there were 15,901,905 fully paid Ahold ordinary shares held by Ahold in treasury, with a total nominal value of €159,019.05 and a total book value of €254,236,491.00. As of December 31, 2015, all issued Ahold cumulative preferred financing shares were outstanding. As of December 31, 2015, there were no Ahold cumulative preferred shares issued and outstanding. All Ahold shares were created under Dutch law. The nominal value of the Ahold shares is denominated in euro. The ISIN code for the Ahold ordinary shares is NL0006033250, and the ISIN code for the Ahold American Depositary Receipts is US5004674025.

Based on the number of Ahold ordinary shares and Delhaize ordinary shares outstanding on January 8, 2016 (including the number of Ahold ordinary shares and Delhaize ordinary shares that are represented by Ahold ADSs and Delhaize ADSs, respectively), Ahold will issue approximately 495,258,318 Ahold ordinary shares as part of the merger (including Ahold ordinary shares that will be represented by Ahold ADSs and Ahold ordinary shares expected to be issued in respect of certain equity awards of Delhaize in connection with the merger).

Ahold Cumulative Preferred Shares

The Ahold articles of association provide for the possible issuance of Ahold cumulative preferred shares. In March 1989, Ahold entered into an agreement with the Ahold Foundation, which was subsequently amended and restated in April 1994, March 1997, December 2001 and December 15, 2003. This agreement is referred to in this prospectus as the option agreement. Pursuant to the option agreement, the Ahold Foundation was granted an option for no consideration to acquire Ahold cumulative preferred shares from Ahold, from time to time until December 2018, up to a total nominal value that is equal to the total nominal value of all issued and outstanding shares of Ahold’s share capital (excluding Ahold cumulative preferred shares) at the time of exercising the option. If the authorized share capital of Ahold is changed during the term of the option, the option agreement provides for a corresponding change of the total par value of the Ahold cumulative preferred shares under the option. The holders of the Ahold cumulative preferred shares are entitled to 50,000 votes per Ahold cumulative preferred share and a cumulative dividend expressed as a percentage of the amount called-up and paid-in to purchase the Ahold cumulative preferred shares. The applicable percentage is calculated as the sum of (i) the average basic refinancing transaction interest rate as set by the European Central Bank (measured by the number of days during which that rate was in force in the financial year over which the dividend is paid) plus 2.1% and (ii) the average interest surcharge rate (measured by the number of days during which that rate was in force in the financial year over which the dividend is paid) that would be charged by the largest credit institution in the Netherlands (based on the balance sheet total as of the close of the financial year immediately preceding the financial year over which the dividend is paid). The applicable minimum percentage is 5.75%. Subject to limited exceptions, any potential transfer of Ahold cumulative preferred shares requires the approval of the Ahold management board. Ahold cumulative preferred shares may only be issued in registered form. Ahold may stipulate that only 25% of the nominal value will be paid upon subscription for the Ahold cumulative preferred shares until payment in full is later required by Ahold. The Ahold Foundation would then only be entitled to a market-based interest return on its investment.

The Ahold Foundation is a foundation incorporated under Dutch law. Its statutory purpose is to safeguard the interests of Ahold and all stakeholders in Ahold and to resist, to the best of its ability, influences that might conflict with those interests by affecting Ahold’s continuity, independence or identity. See also “—Anti-Takeover Provisions” on page 237 of this prospectus.

Ahold Cumulative Preferred Financing Shares

The Ahold cumulative preferred financing shares were issued in four tranches. Dividends are paid on each Ahold cumulative preferred financing share at a percentage (referred to in this prospectus as the financing dividend percentage) that differs per tranche. When a period of ten years has lapsed after the date of issuance of a tranche, and every ten years thereafter (referred to in this prospectus as a reset date), the financing dividend percentage is reset. The current financing dividend percentage is 5.93% per year for the Ahold cumulative preferred financing shares issued in June 1996, 6.08% per year for the Ahold cumulative preferred financing shares issued in August 1998, 3.85% per year for the Ahold cumulative preferred financing shares issued in October 2000, and 3.35% per year for the Ahold cumulative preferred financing shares issued in December 2003. The nominal value plus additional paid-in capital per tranche is €71 million (June 1996 tranche), €46 million (August 1998 tranche), €320 million (October 2000 tranche) and €60 million (December 2003 tranche), and in the aggregate €497 million.

All issued Ahold cumulative preferred financing shares are held by Stichting Administratiekantoor Preferente Financieringsaandelen Ahold (referred to in this prospectus as SAPFAA). SAPFAA issued corresponding depositary receipts, and DeltaFort Beleggingen B.V. and NN Group N.V. hold all of the outstanding depositary receipts. Holders of depositary receipts of Ahold cumulative preferred financing shares may attend the Ahold general meeting. The voting rights on the underlying Ahold cumulative preferred financing shares will be exercised by SAPFAA at the instruction of the holders of depositary receipts.

Under the Ahold articles of association, each holder of shares of Ahold is entitled to one vote with respect to that number of shares of Ahold that represents the nominal value of one Ahold ordinary share. Pursuant to a contractual arrangement between Ahold and the holders of (depositary receipts of) Ahold cumulative preferred financing shares, the total number of votes that can be exercised by holders of Ahold cumulative preferred financing shares is 74,362,963 (approximately 0.28 votes per Ahold cumulative preferred financing share).

The Ahold cumulative preferred financing shares are convertible into Ahold ordinary shares. The maximum number of Ahold ordinary shares to be received upon conversion of all outstanding Ahold cumulative preferred financing shares is approximately 90 million. A holder of Ahold cumulative preferred financing shares may convert all, but not less than all, of its Ahold cumulative preferred financing shares of each tranche. Upon conversion, the holders of (depositary receipts of) Ahold cumulative preferred financing shares will receive a number of Ahold ordinary shares that is calculated by dividing the value of the Ahold cumulative preferred financing shares on the day before the conversion date by the average share price of Ahold ordinary shares on the five trading days preceding the notification date, on the notification date and on the four trading days following the notification date. For this purpose, the value of the Ahold cumulative preferred financing shares will be considered to be equal to the lower of the nominal value plus the additional paid-in capital of the Ahold cumulative preferred financing shares (referred to in this prospectus as the par value) or to the present value of the remaining preferred dividends until the first reset date plus the present value of the par value at the first reset date.

Subject to approval of the Ahold general meeting, Ahold may redeem all but not less than all Ahold cumulative preferred financing shares of each tranche. Redemption of a tranche is subject to the approval of the holders of depositary receipts of that tranche, unless all (remaining) Ahold cumulative preferred financing shares are redeemed. The Ahold cumulative preferred financing shares will be redeemed at the higher of the par value or the present value of the remaining preferred dividends plus the present value of the par value at the reset date.

Form of Ahold Ordinary Shares

Delhaize shareholders that are registered in Delhaize’s shareholders register will receive Ahold ordinary shares in registered form.

Delhaize shareholders that hold their Delhaize ordinary shares through a book-entry position with depositary intermediaries participating in the centralized depositary and clearing system managed by Euroclear Belgium will receive Ahold ordinary shares in bearer form through the procedures provided for in Ahold’s articles of association.

Ahold’s Shareholders’ Register

Pursuant to the Ahold articles of association, Ahold will keep a register of the holders of registered Ahold ordinary shares, which register will be regularly updated. The shareholders’ register will reflect, among other matters, the name and address of, and the number of Ahold ordinary shares held by, each Ahold shareholder and the amount paid in on each Ahold ordinary share. The Ahold shareholders’ register will be maintained by the Ahold management board.

Issuance of Ahold Ordinary Shares

Ahold may issue Ahold ordinary shares, or grant rights to subscribe for Ahold ordinary shares, only pursuant to a resolution of (i) the general meeting of the holders of all classes of shares of Ahold (referred to in this prospectus as the Ahold general meeting) or (ii) the Ahold management board with the approval of the Ahold supervisory board, to the extent the Ahold management board has been authorized to do so by a resolution of the Ahold general meeting. The Ahold general meeting may authorize the Ahold management board to issue Ahold ordinary shares or grant rights to subscribe for Ahold shares, for a fixed period not exceeding five years, and such authorizing resolution may be extended from time to time for a period not exceeding five years. Any such authorization must state the number of Ahold ordinary shares that may be issued. A resolution by the Ahold general meeting to issue Ahold ordinary shares, to grant rights to subscribe for Ahold ordinary shares, or to authorize the Ahold management board as the corporate body authorized to issue Ahold ordinary shares or to grant rights to subscribe for Ahold ordinary shares may only be adopted upon proposal by the Ahold management board with the prior approval of the Ahold supervisory board and the holders of the class(es) of shares whose rights are affected by such issuance or grant.

Pursuant to a resolution adopted by the Ahold general meeting on April 15, 2015, the Ahold management board may, until October 15, 2016 and subject to the approval of the Ahold supervisory board, issue a number of Ahold ordinary shares, or grant rights to subscribe for a number of Ahold ordinary shares, up to a maximum of 10% of the issued share capital of Ahold.

Pre-emptive Rights

Upon an issuance of Ahold ordinary shares or a grant of rights to subscribe for Ahold ordinary shares, each existing Ahold shareholder will have a pre-emptive right to subscribe for such newly-issued Ahold ordinary shares in proportion to the aggregate number of Ahold ordinary shares held by such holder. Ahold shareholders will not have pre-emptive rights upon an issuance of, or a grant of rights to subscribe for, (i) Ahold ordinary shares to employees of Ahold or any of its subsidiaries, (ii) Ahold ordinary shares against payment in kind, (iii) Ahold cumulative preferred shares and (iv) Ahold cumulative preferred financing shares. The holders of Ahold cumulative preferred shares and Ahold cumulative preferred financing shares will not have pre-emptive rights in relation to the issuance of, or the grant of rights to subscribe for, any Ahold ordinary shares.

Prior to each issuance of Ahold ordinary shares or grant of rights to subscribe for Ahold ordinary shares, pre-emptive rights may be restricted or excluded by (i) a resolution of the Ahold general meeting, which resolution requires a majority of at least two-thirds of the votes cast at the Ahold general meeting, if less than 50% of the issued and outstanding share capital is represented at the Ahold general meeting or (ii) a resolution of the Ahold management board to the extent the Ahold management board has been authorized to do so by the Ahold general meeting. The Ahold general meeting may designate the Ahold management board as the corporate body authorized to, subject to approval of the Ahold supervisory board, restrict or exclude pre-emptive rights for a fixed period not exceeding five years, and such authorization may be extended from time to time for a period not exceeding five years.

Pursuant to a resolution adopted by the Ahold general meeting on April 15, 2015, the Ahold management board may, until October 15, 2016 and subject to the approval of the Ahold supervisory board, restrict or exclude pre-emptive rights in relation to the issuance of Ahold ordinary shares or the grant of rights to subscribe for Ahold ordinary shares.

Acquisition of Ahold Ordinary Shares by Ahold

Ahold may acquire fully paid-in Ahold ordinary shares for no consideration (om niet) at any time. Ahold may also, at any time, acquire Ahold ordinary shares, regardless of whether these have been fully paid-in or not, under universal succession of title (onder algemene titel), meaning that the shares themselves are acquired under specifically defined transactions under Dutch law, such as by way of a merger (juridische fusie) or a demerger (juridische splitsing). Furthermore, Ahold may acquire fully paid-in Ahold ordinary shares for consideration (om baat) if (i) Ahold’s equity, after giving effect to the payment of the Ahold ordinary shares to be acquired, will be at least equal to the called-up and paid-up share capital and the reserves that are required to be maintained pursuant to Dutch law and the Ahold articles of association, (ii) the aggregate nominal value of the Ahold ordinary shares to be acquired or that are already held by Ahold and its subsidiaries, or of any Ahold ordinary shares held in pledge by Ahold, does not exceed 50% of Ahold’s issued share capital, (iii) the Ahold management board has been authorized by the Ahold general meeting to acquire Ahold ordinary shares and (iv) the Ahold supervisory board has approved the acquisition of Ahold ordinary shares.

The authorization by the Ahold general meeting will remain valid for a maximum period of eighteen months and must specify the number of Ahold ordinary shares that may be acquired, the manner in which the Ahold ordinary shares may be acquired and the price range for any such acquisition. The authorization of the Ahold general meeting will not be required for the acquisition of fully paid-up Ahold ordinary shares in order to transfer such Ahold ordinary shares to employees of Ahold or any of its subsidiaries pursuant to an employee participation plan so long as the Ahold ordinary shares are listed on any securities exchange.

Pursuant to a resolution adopted by the Ahold general meeting on April 15, 2015, the Ahold management board may, until October 15, 2016 and subject to the approval of the Ahold supervisory board, cause Ahold to acquire a number of Ahold ordinary shares up to a maximum of 10% of Ahold’s issued share capital at the date of the acquisition, except that Ahold and its subsidiaries may not hold Ahold ordinary shares representing, in the aggregate, more than 10% of Ahold’s issued share capital. Ahold ordinary shares may be acquired on a securities exchange or otherwise at a price no lower than the nominal value per share and no higher than 110% of the opening price on Euronext Amsterdam on the date of the acquisition.

Reduction of Share Capital

Subject to applicable Dutch law, the Ahold general meeting may, following a proposal by the Ahold management board with the prior approval of the Ahold supervisory board, reduce Ahold’s issued share capital by (i) cancelling Ahold ordinary shares that are held by Ahold or for which Ahold holds depositary receipts or (ii) reducing the nominal value of the Ahold ordinary shares by amending the Ahold articles of association.

A reduction of the share capital will require the approval of (i) the Ahold general meeting, which approval requires a majority of at least two-thirds of the votes cast if less than 50% of the issued and outstanding share capital is represented at the Ahold general meeting and (ii) each group of holders of shares of a similar class (if any) whose rights are prejudiced.

Pursuant to a resolution adopted by the Ahold general meeting on April 15, 2015, any and all ordinary shares in the share capital of Ahold held or repurchased by Ahold under the authorization of the Ahold general meeting may be canceled resulting in a reduction of Ahold’s issued ordinary shares. The number of shares that will be canceled (whether or not in a tranche) is to be determined by the Ahold management board.

A reduction of issued share capital will not become effective so long as creditors of Ahold may challenge the resolution of the Ahold general meeting.

Transfer of Shares

A transfer of a registered Ahold ordinary share will require a written deed of transfer and, if Ahold is not a party to such transfer, a written acknowledgement of such transfer by Ahold. The Ahold ordinary shares that will be listed on Euronext Amsterdam and Euronext Brussels upon the consummation of the merger will be transferred in accordance with applicable laws.

Share Premium Reserves

Ahold will keep a share premium reserve A and a share premium reserve B to which, except as otherwise provided in the Ahold articles of association, all holders of Ahold ordinary shares will be entitled. Ahold will also keep a share premium reserve to which, except as otherwise provided in the Ahold articles of association, all holders of Ahold cumulative preferred financing shares will be entitled.

Upon (i) the conversion of any Ahold cumulative preferred financing shares into Ahold ordinary shares as described under “—Share Capital—Ahold Cumulative Preferred Financing Shares” on page 229 of this prospectus, (ii) the issuance of Ahold ordinary shares as described under “—Issuance of Ahold Ordinary Shares” on page 230 of this prospectus, (iii) the repurchase of Ahold ordinary shares as described under “—Acquisition of Ahold Ordinary Shares by Ahold” on page 231 of this prospectus, (iv) the cancellation of Ahold ordinary shares or a reduction of the share capital of Ahold as described under “—Reduction of Share Capital” on page 232 of this prospectus, or (v) the conversion of any share premium into share capital relating to Ahold ordinary shares, the Ahold general meeting or, if the Ahold management board has been so authorized by the Ahold general meeting, the Ahold management board, will determine if and the extent to which a proposed action will be credited or debited against the share premium reserve A or the share premium reserve B. The resolution of the Ahold general meeting or the Ahold management board, as applicable, will also specify the amount of each of the share premium reserve A or share premium reserve B, as applicable, that is available for the proposed action and the impact of the proposed action on the share premium reserve A or the share premium reserve B, as applicable.

If no determination is made whether a proposed action will be credited or debited against the share premium reserve A or the share premium reserve B, the booking will be made to the share premium reserve A and the share premium reserve B proportionately.

Dividends

Distributions of profits may be made only to the extent that Ahold’s equity exceeds the sum of the paid-in and called-up part of Ahold’s issued capital and the reserves that must be maintained pursuant to Dutch law and the Ahold articles of association. A distribution of profits may only be made after the adoption of Ahold’s non-consolidated annual accounts by the Ahold general meeting, and only if it appears from the annual accounts that such distribution is permitted. However, subject to the prior approval of the Ahold supervisory board, the Ahold management board may make an interim distribution of profits if it appears from an interim statement of assets and liabilities that the requirements for the distribution of profits are satisfied.

If in any given year profit is available for distribution, such profit will be distributed as follows:

•	If any Ahold cumulative preferred shares are outstanding, a preferred dividend will be paid on each outstanding Ahold cumulative preferred share in an amount equal to a specified percentage, with a minimum of at least 5.75%, of the called-up and paid-in part of the nominal value of such Ahold cumulative preferred share and any unpaid preferred dividends relating to prior years. If, in a given financial year, no profit is made or the profits are insufficient to allow the full payment of the preferred dividend on the Ahold cumulative preferred shares, the deficit will be paid from the distributable reserves. If the distributable reserves are not sufficient, profits earned in subsequent years will be applied first to clear the deficit on the Ahold cumulative preferred shares.

•	After payment in full on the Ahold cumulative preferred shares, if any Ahold cumulative preferred financing shares are outstanding, a preferred dividend will be paid on each outstanding Ahold cumulative preferred financing share in an amount equal to a specified percentage multiplied by the sum of the paid-in part of the nominal value of such Ahold cumulative preferred financing share and the premium paid on such share, and any unpaid preferred dividends relating to prior years. The specified percentage will be equal to the arithmetic average of the Euro SWAP Rate (as defined in the Ahold articles of association) over the last three days preceding the issuance of the first share of the relevant series of Ahold cumulative preferred financing shares, increased by a mark-up of up to 300 basis points as determined by the Ahold management board on the basis of the then prevailing market conditions and approved by the Ahold supervisory board. If, in a given financial year, no profit is made or the profits are insufficient to allow the full payment of the preferred dividend on the Ahold cumulative preferred financing shares, the deficit will be paid from the distributable reserves. If the distributable reserves are not sufficient, profits earned in subsequent years will be applied first to clear the deficit on the Ahold cumulative preferred financing shares.

•	Any amount of profits remaining after the payments described in the immediately preceding two bullet points above will be carried to the reserve as the Ahold supervisory board, in consultation with the Ahold management board, may deem necessary and after taking into account Ahold’s policy on additions to reserves and on dividends.

•	The then remaining profits are at the disposal of the Ahold general meeting, which may resolve to carry such profits to reserve or distribute them among the holders of Ahold ordinary shares. To the extent Ahold’s equity exceeds the sum of the paid-in and called-up part of Ahold’s issued capital and the reserves that must be maintained pursuant to Dutch law and the Ahold articles of association, the Ahold general meeting may resolve, upon a proposal from the Ahold management board with approval from the Ahold supervisory board, to make a distribution to the holders of Ahold ordinary shares from the reserves.

On a proposal of the Ahold management board with the approval of the Ahold supervisory board, the Ahold general meeting may also resolve to distribute a dividend in the form of Ahold ordinary shares to the holders of Ahold ordinary shares.

General Meetings

Ahold general meetings must be held in the Netherlands in the municipalities of Zaanstad, Amsterdam, The Hague, Rotterdam, Utrecht, Amersfoort or Haarlemmermeer.

The Ahold annual general meeting must be held once a year, no later than six months after the end of Ahold’s financial year.

Notice of an Ahold general meeting must be given by the Ahold management board or the Ahold supervisory board at least 42 days prior to the date of the Ahold general meeting. If the meeting notice is not given forty-two days prior to the date of the Ahold general meeting, no resolutions may be adopted other than by a unanimous vote of the entire issued share capital. The meeting notice must be published on Ahold’s website and must include, among other matters, an agenda indicating the place, time and date of the meeting and the subjects to be dealt with at the meeting. If necessary or preferred, the Ahold supervisory board is also capable of giving notice of an Ahold general meeting.

Ahold shareholders representing individually or collectively at least 1% of the issued share capital or representing a value of at least €50,000,000 may request to have a matter included in a meeting notice if Ahold has received such request not later than 60 days prior to the date of the relevant Ahold general meeting.

Each person who is an Ahold shareholder on the record date may attend the Ahold general meeting, if such person or such person’s proxy has notified Ahold, prior to the Ahold general meeting, of its intention to attend such meeting in writing. The record date for an Ahold general meeting will be the 28th day prior to the date of such Ahold general meeting.

Extraordinary Ahold general meetings may be called by the Ahold supervisory board or the Ahold management board. In addition, one or more Ahold shareholders representing collectively at least one-tenth of Ahold’s issued share capital may request that an extraordinary Ahold general meeting be convened by the Ahold supervisory board or the Ahold management board. If an Ahold general meeting has not been held within six weeks of such Ahold shareholders’ request, the Ahold shareholders that have made such request may, in accordance with the Ahold articles of association and Dutch law, call the Ahold general meeting. Alternatively, if such Ahold shareholders have requested the Ahold supervisory board or the Ahold management board to call the Ahold general meeting and if such board does not call the Ahold general meeting, such Ahold shareholders may request an extraordinary Ahold general meeting if authorized to do so by a district court in the Netherlands.

An extraordinary Ahold general meeting must be held within three months from the date it becomes apparent to the Ahold management board that Ahold’s equity has decreased to an amount equal to, or lower than, 50% of the paid-up part of its share capital.

Voting Rights

Under the articles of association of Ahold, each holder of shares of Ahold is entitled to one vote with respect to that number of shares of Ahold that represents the nominal value of one Ahold ordinary share. As a result, holders of Ahold ordinary shares are entitled to one vote per Ahold ordinary share, holders of Ahold cumulative preferred shares (if any are outstanding) are entitled to 50,000 votes per Ahold cumulative preferred share and holders of Ahold cumulative preferred financing shares are entitled to one vote per Ahold cumulative preferred financing share. Pursuant to a contractual arrangement between Ahold and the holders of (depositary receipts of) Ahold cumulative preferred financing shares, the total number of votes that can be exercised by holders of Ahold cumulative preferred financing shares is 74,362,963 (approximately 0.28 votes per Ahold cumulative preferred financing share). No votes may be cast at an Ahold general meeting in respect of shares that are held by Ahold or its subsidiaries.

Resolutions of the Ahold general meeting will require the approval by a majority of the votes cast without a quorum requirement, except if another majority of votes or quorum is required by Dutch law or the Ahold articles of association. If the votes on any proposal other than the election of persons are equally divided, such proposal has been rejected. Blank votes and invalid votes will not be counted. Unless Dutch law or the Ahold articles of association require a larger majority or a higher quorum requirement, resolutions proposed to be adopted by the Ahold general meeting by Ahold shareholders will require the approval by a majority of the votes cast and such majority must represent at least one third of the issued share capital.

Amendment of Ahold Articles of Association

The Ahold general meeting may resolve to amend the Ahold articles of association. A proposal to amend the articles of association must be included in the agenda of the Ahold general meeting, and a copy of such proposal must be deposited with Ahold for inspection by Ahold shareholders from the date on which notice of the meeting is given until the end of the Ahold general meeting. A copy of such proposal will also be made available through Ahold’s website.

Except if the proposal to amend the Ahold articles of association is made by the Ahold management board with the approval of the Ahold supervisory board, a resolution by the Ahold general meeting to amend the Ahold articles of association must be adopted by a majority of the votes cast and such majority must represent at least one-third of Ahold’s issued share capital. If the resolution to amend the Ahold articles of association is adopted by a majority of the votes cast, but such majority does not represent at least one-third of Ahold’s issued share capital, the resolution may be adopted at a subsequent Ahold general meeting by a majority of the votes cast without regard to the proportion such majority represents relative to the share capital represented at such meeting.

If the proposal to amend the Ahold articles of association is made by the Ahold management board with the approval of the Ahold supervisory board, a resolution by the Ahold general meeting to amend the Ahold articles of association must be adopted by a majority of the votes cast without a quorum requirement.

A resolution of the Ahold general meeting to amend the Ahold articles of association which would change the rights of the holders of Ahold shares of a particular class will require the prior approval of the meeting of holders of shares of that particular class.

Approval of Certain Transactions

Resolutions of the Ahold management board regarding a significant change in the identity or nature of Ahold or its businesses must be approved by the Ahold supervisory board and the Ahold general meeting.

Significant changes in the identity or nature of Ahold or its businesses include:

•	the transfer of the enterprise or practically the entire enterprise to a third party;

•	concluding or canceling any long-lasting cooperation by Ahold or a subsidiary with any other legal person or company or as a fully liable general partner of a limited partnership or a general partnership (provided that such cooperation or the cancellation thereof is of essential importance to Ahold); or

•	acquiring or disposing of a participating interest in the capital of a company with a value of at least one-third of the sum of Ahold’s assets according to the consolidated balance sheet with explanatory notes thereto according to the last adopted annual accounts of Ahold, by Ahold or a subsidiary.

The approval of the Ahold general meeting will generally also be required for a merger or demerger of Ahold.

Dissolution and Liquidation

Ahold may be dissolved by a resolution of the Ahold general meeting upon the proposal of the Ahold management board with the prior approval of the Ahold supervisory board. If the Ahold general meeting has adopted a resolution to dissolve Ahold, the members of the Ahold management board will act as liquidators under the supervision of the Ahold supervisory board. During such liquidation, the provisions of the Ahold articles of association will remain in force to the fullest extent possible.

Ahold’s surplus assets after satisfaction of its debts will be divided as follows: (i) firstly, the holders of any Ahold cumulative preferred shares will, if possible, be paid the par value amount of their shares or, if those shares are not fully paid in, the amount paid thereon, plus an amount equal to the applicable dividend percentage of the amount called up and paid in on the Ahold cumulative preferred shares calculated since the day following the period over which the last dividend on those shares was paid; (ii) secondly, the holders of Ahold cumulative preferred financing shares will, if possible, be paid the par value amount of their shares, plus the applicable dividend percentage of the sum of the amount paid in and the premium paid on such shares at their issue calculated since the first day of the financial year following the financial year over which the last dividend on those shares was paid minus any distributions paid over such period, except that if the surplus assets are insufficient to make the distributions referred to in this clause (ii), the available surplus assets will be distributed pro rata to the amounts that would have been paid had such assets been sufficient; (iii) thirdly, the holders of Ahold ordinary shares will, if possible, be paid the par value amount of their shares, plus the balances of the share premium reserve A and the share premium reserve B; (iv) fourthly, any remaining balance will be used to pay to the holders of founders’ shares 10% of such amount after deducting the excess amount of the general reserve and of the other reserves created from the allocation of profits over the reserves shown on the balance sheet as of December 31, 1961; and (v) fifthly, any remaining balance will be for the benefit of the holders of Ahold ordinary shares in proportion to the total nominal value of the Ahold ordinary shares held by each of them.

Corporate Purpose

Under article 2 of Ahold’s articles of association, the corporate purpose of Ahold is to promote or join others in promoting companies and enterprises, to participate in companies and enterprises, to finance companies and enterprises, including the giving of guarantees and acting as surety for the benefit of third parties as security for liabilities of companies and enterprises with which the company is joined in a group or in which the company owns an interest or with which the company collaborates in any other way, to conduct the management of and to operate companies engaged in the wholesale and retail trade in consumer and utility products and companies that produce such products, to operate restaurants and companies engaged in rendering public services, including all acts and things which relate or may be conducive thereto in the broadest sense, as well as to promote, to participate in, to conduct the management of and, as the case may be, to operate businesses of any other kind. The corporate purpose of Ahold will not change as a result of the merger.

Obligations of Ahold Shareholders to Make a Public Offer

Pursuant to the FSA, and in accordance with EU Directive 2004/25/EC, any person who acquires, alone or by acting in concert with others, directly or indirectly, the ability to exercise at least 30% of the voting rights in the Ahold general meeting (whether directly or through the holding of Ahold ADSs) is generally required to make a public offer for all of Ahold’s issued and outstanding shares at a fair price. A fair price is a price which is equal to the highest price paid by such person or the persons acting in concert with it for the shares in the year prior to the announcement of the offer or, in the absence of such a purchase, the average share price in the year prior to the announcement of the offer. If a 30% shareholder fails to make a public offer, the enterprise chamber of the court of appeal in Amsterdam (Ondernemingskamer van het Gerechtshof te Amsterdam) may require such shareholder to do so upon the request of, among others, Ahold or any of the Ahold shareholders. It is generally prohibited to launch a public offer for Ahold ordinary shares unless the offer document has been approved by the AFM.

Squeeze-out

Under Dutch law, a shareholder who for his own account holds at least 95% of Ahold’s issued and outstanding share capital may initiate proceedings against Ahold’s other shareholders to acquire their shares. The proceedings are held before the enterprise chamber of the court of appeal in Amsterdam (Ondernemingskamer van het Gerechtshof te Amsterdam) and must be instituted by means of a writ of summons served upon each of the minority shareholders in accordance with the provisions of the Dutch Code of Civil Procedure (Wetboek van Burgerlijke Rechtsvordering). The enterprise chamber may only grant the claim for squeeze-out in relation to all minority Ahold shareholders and will determine the price to be paid for the shares, if necessary, after the appointment of one or three experts who will offer an opinion to the enterprise chamber on the value to be paid for the shares of the minority Ahold shareholders. Once the order to transfer becomes final before the enterprise chamber, the person acquiring the shares must give written notice of the date and place of payment and the price to be paid to those holders of the shares whose addresses are known to such person. Unless the addresses of all such shareholders are known to such person, such person is required to publish the same in a daily newspaper with nationwide circulation.

An offeror that has made a public offer is also entitled to start takeover squeeze-out proceedings with respect to Ahold shareholders if, following the public offer, the offeror holds at least 95% of the issued and outstanding share capital and represents at least 95% of the total voting rights of Ahold. The claim for a takeover squeeze-out needs to be filed with the enterprise chamber within three months following the expiration of the acceptance period of the offer. The enterprise chamber may only grant the claim for squeeze-out in relation to all minority Ahold shareholders and will determine the price to be paid for the shares, if necessary, after the appointment of one or three experts who will offer an opinion to the enterprise chamber on the value to be paid for the shares of the Ahold shareholders. The offer price is assumed to be reasonable if the offer was a mandatory offer by the offeror or if at least 90% of the shares for which the public offer was made were acquired in the offer.

Under the FSA, each minority shareholder that has not previously tendered its shares pursuant to a public offer has the right to require the holder of at least 95% of the issued and outstanding share capital of Ahold and representing at least 95% of the total voting rights in the Ahold general meeting to purchase its shares. The claim needs to be filed with the enterprise chamber within three months following the expiration of the acceptance period of the offer. With regard to price, the same procedure for determining a fair price in a takeover squeeze-out applies.

Anti-Takeover Provisions

Ahold and the Ahold Foundation entered into an agreement, which was restated on December 15, 2003, pursuant to which the Ahold Foundation has the right to acquire from Ahold a number of Ahold cumulative preferred shares in Ahold’s share capital with a nominal value of €500 each such that the total nominal value of the Ahold cumulative preferred shares so acquired is equal to (a) the total nominal value of all Ahold ordinary shares and all Ahold cumulative preferred financing shares, in each case issued and outstanding at the time of exercising the Ahold Foundation call option, minus (b) the total nominal value of any Ahold cumulative preferred shares held by the Ahold Foundation at such time. Each Ahold cumulative preferred share gives its holder the right to 50,000 votes and a cumulative dividend. As of December 31, 2015, there were no Ahold cumulative preferred shares issued.

The Ahold Foundation is an independent entity with its own independent directors. Subject to the limits set by its articles of association and Dutch law, the Ahold Foundation determines, in its sole discretion, whether or not to exercise the call option and any resulting votes. The Ahold Foundation’s articles of association provide that its objective is to safeguard the interests of Ahold and all its stakeholders and to resist, to the best of its ability, influences that might conflict with those interests by affecting Ahold’s continuity, independence or identity.

The issuance of the Ahold cumulative preferred shares may have the effect of preventing, discouraging or delaying an unsolicited attempt to achieve a change of control or management and may enhance the ability of the Ahold boards to review and consider any proposals or actions of a bidder and/or any alternative course of action.

Listing

Ahold ordinary shares are currently listed on Euronext Amsterdam. It is a condition to the consummation of the merger that the Ahold ordinary shares to be issued to the Delhaize shareholders and Delhaize ADS holders as part of the merger have been approved for admission to listing and trading on Euronext Amsterdam and Euronext Brussels. The Ahold ordinary shares and Ahold ADSs to be issued to Delhaize shareholders and Delhaize ADS holders in the merger will not be listed on any securities exchange in the United States, such as the New York Stock Exchange or Nasdaq Stock Market.

Disclosure of Information by Ahold

Upon the consummation of the merger, Ahold will be subject to certain disclosure obligations under U.S. and Dutch laws. The following is a description of the general disclosure obligations of public companies under U.S. and Dutch laws as such laws and rules exist as of the date of this prospectus, and should not be viewed as legal advice for specific circumstances.

Periodic Reporting under United States Securities Laws

Under the Securities Exchange Act of 1934 (referred to in this prospectus as the Exchange Act), for so long as Ahold continues to qualify as a “foreign private issuer,” Ahold will be required to publicly file with the SEC annual reports on Form 20-F within four months of the end of the financial year covered by the report. As a foreign private issuer, Ahold would also be required to publicly file with the SEC on Form 6-K material information that it makes or is required to make public pursuant to Dutch law or Belgian law, files or is required to file with any stock exchange on which Ahold shares trade and which was made public by that exchange, or is otherwise distributed or required to be distributed to shareholders of Ahold.

If Ahold no longer qualified as a “foreign private issuer,” Ahold would be required to publicly file with the SEC an annual report on Form 10-K within 90, 75 or 60 days of the end of the financial year covered by the report, with the time period determined based on Ahold’s aggregate worldwide market value, the period of time for which it is has been subject to SEC reporting requirements and certain other factors. In addition, Ahold would be required to publicly file with the SEC quarterly reports on Form 10-Q within 45 or 40 days (depending on the same factors) of the end of the applicable financial quarter. Ahold would also be required to publicly file with the SEC current reports on Form 8-K typically within four business days after the occurrence of specified significant events, and under Regulation FD, Ahold would be required to simultaneously or promptly make public disclosure of any material nonpublic information shared with securities market professionals or shareholders of Ahold who are reasonably likely to trade on the basis of the information.

Following the consummation of the merger, Ahold may cease to be a reporting company under the Exchange Act, and to the extent not required in connection with any other debt or equity securities of Ahold registered or required to be registered under the Exchange Act, Ahold would no longer be required to file annual reports or other information with the SEC.

Financial Reporting under Dutch Law

The Dutch Financial Reporting Supervision Act (Wet toezicht financiële verslaggeving) (referred to in this prospectus as the FRSA) applies to financial years starting from January 1, 2006. Under the FRSA, the AFM supervises the application of financial reporting standards by companies such as Ahold whose statutory seat is in the Netherlands and whose securities are listed on a regulated Dutch or foreign stock exchange.

Pursuant to the FRSA, the AFM has an independent right to: (i) request an explanation from Ahold regarding its application of the applicable financial reporting standards if, based on publicly known facts or circumstances, the AFM has reason to doubt that Ahold’s financial reporting meets such standards; and (ii) recommend that Ahold make available further explanations in respect of its financial reporting. If Ahold does not comply with such a request or recommendation, the AFM may request that the enterprise chamber of the court of appeal in Amsterdam (Ondernemingskamer van het Gerechtshof te Amsterdam) order Ahold to: (i) provide an explanation of the way it has applied the applicable financial reporting standards to its financial reports; or (ii) prepare its financial reports in accordance with the enterprise chamber’s instructions.

Ahold will be required to publish its annual financial report within four months of the end of the period to which the financial information in its annual report relates, and file such report with the AFM within five days following its adoption by the Ahold general meeting. Ahold will also be required to publish and file with the AFM its semi-annual accounts within three months of the end of the period to which the financial information in its semi-annual accounts relates.

Disclosure of Significant Share Ownership

Pursuant to the FSA, any person who directly or indirectly acquires or disposes of an actual or potential interest in the capital or voting rights of Ahold must immediately notify the AFM by means of a standard form if, as a result of such acquisition or disposal, the percentage of capital interest or voting rights held by such person in Ahold reaches, exceeds or falls below any of the following thresholds: 3%, 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% and 95%.

A notification requirement also applies if a person’s capital interest or voting rights reaches, exceeds or falls below the above mentioned thresholds as a result of a change in Ahold’s total issued share capital or voting rights.

If such threshold is crossed as a result of a change in Ahold’s issued share capital, a notification has to be made no later than the fourth trading day after the AFM has published Ahold’s notification of the change in its issued share capital. Ahold is required to notify the AFM immediately of the changes to its issued share capital or voting rights if its issued share capital or voting rights have changed by 1% or more since Ahold’s prior notification. Ahold must furthermore notify the AFM within eight days after each quarter, in the event its issued capital or voting rights has changed by less than 1% in that relevant quarter since Ahold’s prior notification.

In addition, every holder of 3% or more of Ahold’s issued share capital or voting rights whose interest exceeds, reaches or declines below one of the thresholds mentioned above in comparison to a prior notification to the AFM must notify the AFM within four trading days.

Controlled entities (as such term is defined in the FSA) do not themselves have notification obligations under the FSA, as their direct and indirect interests are attributed to their (ultimate) parent. A person who has a 3% or larger interest in Ahold’s issued share capital or voting rights and who ceases to be a controlled entity for these purposes must immediately notify the AFM, and all notification obligations under the FSA will become applicable to such former controlled entity.

Special attribution rules apply to shares and voting rights which are part of the property of a partnership or other form of joint ownership. A holder of a pledge or right of usufruct in respect of shares can also be subject to the notification obligations if such person has, or acquires, the right to vote the shares. The acquisition of (conditional) voting rights by a pledgee or beneficial owner may also trigger the reporting obligations as if the pledgee or beneficial owner were the legal holder of the shares.

For purposes of calculating the percentage of capital interest or voting rights, the following interests must be taken into account, among others: (i) shares and voting rights directly held (or acquired or disposed of) by any person; (ii) shares and voting rights held (or acquired or disposed of) by such person’s controlled entity or by a third party for such person’s account or by a third party with whom such person has concluded an oral or written voting agreement; (iii) voting rights acquired pursuant to an agreement providing for a temporary transfer of voting rights against a payment; (iv) shares which such person (directly or indirectly) or third party referred to above may acquire pursuant to any option or other right to acquire shares; (v) financial instruments the value of which is (in part) determined by the value of the shares or any distribution associated therewith and which does not entitle such person to acquire any shares (e.g., contracts for difference and total return swaps); (vi) shares that must be acquired upon exercise of a put option by a counterparty; and (vii) shares that are the subject of another contract creating an economic position similar to a direct or indirect holding in those shares.

The AFM keeps a public register of all notifications made pursuant to these disclosure obligations and publishes any notification received.

Non-compliance with these disclosure obligations is an economic offense and may lead to criminal prosecution. The AFM may impose administrative penalties for non-compliance, and the publication thereof. In addition, a civil court can impose measures against any person who fails to notify or incorrectly notifies the AFM of matters required to be notified. A claim requiring that such measures be imposed may be instituted by Ahold and/or by one or more shareholders who alone or together with others represent at least 3% of the issued and outstanding share capital of Ahold or are able to exercise at least 3% of the voting rights. The measures that the civil court may impose include:

•	an order requiring appropriate disclosure;

•	suspension of the right to exercise the voting rights for a period of up to three years as determined by the court;

•	voiding a resolution adopted by the Ahold general meeting if the court determines that the resolution would not have been adopted but for the exercise of the voting rights of the person with a duty to disclose, or suspension of a resolution adopted by the Ahold general meeting until the court makes a decision about such voiding; and

•	an order to refrain, during a period of up to five years as determined by the court, from acquiring shares and/or voting rights in Ahold.

Shareholders are advised to consult with their own legal advisers to determine whether the disclosure obligations apply to them.

Notification of Short Positions

Each person holding a gross short position in relation to the issued share capital of a Dutch listed company that reaches, exceeds or falls below any one of the following thresholds: 3%, 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% and 95%, must immediately give written notice to the AFM. If a person’s gross short position reaches, exceeds or falls below one of the above mentioned thresholds as a result of a change in the company’s issued share capital, such person is required to make a notification not later than the fourth trading day after the AFM has published the company’s notification in the public register of the AFM.

In addition, pursuant to Regulation (EU) No 236/2012, each person holding a net short position attaining 0.2% of the issued share capital of a Dutch listed company is required to notify such position to the AFM. Each subsequent increase of this position by 0.1% above 0.2% must also be notified. Each net short position equal to 0.5% of the issued share capital of a Dutch listed company and any subsequent increase of that position by 0.1% will be made public via the AFM short selling register. To calculate whether a natural person or legal person has a net short position, their short positions and long positions must be set-off. A short transaction in a share can only be contracted if a reasonable case can be made that the shares sold can actually be delivered, which requires confirmation of a third party that the shares have been located.

Shareholders are advised to consult with their own legal advisors to determine whether any of these notification obligations apply to them.

Disclosure of Shareholder Information

Under the Dutch Securities Giro Transfer Act, Dutch listed companies may request Euroclear Nederland, admitted institutions, intermediaries, institutions abroad and managers of investment institutions to provide certain information on the identity of their shareholders. Such requests may only be made during a period of 60 days up to the day on which the general meeting will be held. No information will be given on shareholders with an interest of less than 0.5% of the company’s issued share capital. A shareholder who, individually or together with other shareholders, holds an interest of at least 10% of a company’s issued share capital may request the company to provide the identity of its shareholders. This request may only be made during a period of 60 days until (and not including) the 42nd day before the day on which the general meeting will be held.

Dutch Corporate Governance Code

The Dutch Corporate Governance Code contains principles and best practice provisions that regulate relations between the management board, the supervisory board and the general meeting of shareholders. The Dutch Corporate Governance Code is divided into five sections, which address the following topics: (i) compliance with and enforcement of the Dutch Corporate Governance Code; (ii) the management board, including matters such as the composition of the management board, selection of members of the management board and qualification standards, responsibilities, committees and term of appointment; (iii) supervisory board; (iv) the shareholders and the general meeting of shareholders; and (v) the audit of the financial reporting and the position of the internal audit function and the external auditor.

The Dutch Corporate Governance Code is based on a “comply or explain” principle. Accordingly, companies that are required to comply with the Dutch Corporate Governance Code must disclose in their annual report filed in the Netherlands whether or not they are complying with the various best practice provisions of the Dutch Corporate Governance Code. If a company does not comply with a best practice provision in the Dutch Corporate Governance Code, the reason for such deviation must be explained in its annual report.

The Dutch Corporate Governance Code will apply to Ahold because Ahold will have its statutory seat in the Netherlands and its ordinary shares will be traded on Euronext Amsterdam. Ahold currently complies with the Dutch Corporate Governance Code.

Certain Insider Trading and Market Manipulation Laws

U.S., Dutch and Belgian laws each contain rules intended to prevent insider trading and market manipulation. The following is a general description of those laws as such laws exist as of the date of this prospectus, and should not be viewed as legal advice for specific circumstances.

United States

The “insider trading” doctrine under United States securities laws generally prohibits any person from trading in a security while in possession of material, non-public information or assisting someone who is engaged in doing the same. The doctrine covers not only those who trade based on material, non-public information, but also those who disclose material nonpublic information to others who might trade on the basis of that information (known as “tipping”). A “security” includes not just equity securities, but any security (e.g., derivatives). Thus, members of a board of directors, officers and other employees may not purchase or sell shares or other securities when he or she is in possession of material, non-public information about the company (including the company’s business, prospects or financial condition), nor may they tip any other person by disclosing material, non-public information about the company.

The Netherlands

The FSA provides for specific rules intended to prevent market abuse, such as prohibitions on insider trading, divulging inside information and tipping as well as market manipulation. The Dutch prohibition on market manipulation may mean that certain restrictions apply to the ability of a company to repurchase its shares. In certain circumstances, investors can also be subject to the Dutch market abuse rules. Ahold will be subject to the rules of the FSA in relation to the disclosure of inside information.

Belgium

The Belgian Law of August 2, 2002 on the supervision of the financial sector and on financial services (as amended) (Wet van 2 augustus 2002 betreffende het toezicht op de financiële sector en de financiële diensten/Loi du 2 août 2002 relative à la surveillance du secteur financier et aux services financiers) (referred to in this prospectus as the Belgian Law on Financial Supervision) and the related Royal Decree provide rules on market abuse, such as the prohibition on insider trading, divulging inside information and tipping as well as market manipulation. Similar to the Dutch regime, the prohibition of market manipulation may mean that certain restrictions apply to the ability of a company to repurchase its shares. In addition, Ahold will be subject to the rules of the Belgian Law on Financial Supervision regarding the disclosure of inside information.

Exchange Controls and Other Limitations Affecting Shareholders

Under Dutch law and subject to the Dutch 1977 Sanctions Act (Sanctiewet 1977), which implements international sanctions regimes against certain states or territories, there are no exchange control restrictions on investments in, or payments on, the Ahold ordinary shares (except as to cash amounts). There will be no special restrictions in the Ahold articles of association or Dutch law that limit the right of shareholders who are not citizens or residents of the Netherlands to hold or vote Ahold ordinary shares.

DESCRIPTION OF AHOLD AMERICAN DEPOSITARY SHARES

Unless stated otherwise, the following is a summary of the material terms and rights of the Ahold ADSs as those terms and rights will exist as of the consummation of the merger. Because it is a summary and not a complete description of such terms and rights, it does not contain all the information that may be important to you and is subject to and qualified in its entirety by reference to the deposit agreement relating to the Ahold ADSs and the form of Ahold ADR. For more complete information, Ahold urges you to read the deposit agreement relating to the Ahold ADSs and the amendments thereto, forms of which are or will be filed as exhibits to the registration statements on Form F-6 relating to the Ahold ADSs, and the form of Ahold ADR attached thereto, carefully and in their entirety as those documents, and not this description, will govern the rights of holders of Ahold ADSs (referred to in this prospectus as Ahold ADS holders) following the consummation of the merger. In addition, this summary should be read together with, and is qualified by, the description of Ahold ordinary shares under the section entitled “Description of Ahold Ordinary Shares” beginning on page 228 of this prospectus.

General

Deutsche Bank Trust Company Americas, under the Second Amended and Restated Deposit Agreement, dated as of July 2, 2013, among Ahold, Deutsche Bank Trust Company Americas, as depositary, and all owners and beneficial owners from time to time of Ahold ADSs, as amended by the Amendment to Deposit Agreement, dated as of July 27, 2015 and as it may be further amended from time to time (referred to in this prospectus as the Ahold deposit agreement), will deliver the Ahold ADSs to be issued to Delhaize ADS holders in the merger. As used in this section headed “Description of Ahold American Depositary Shares,” all references to the “depositary” are references to Deutsche Bank Trust Company Americas in its capacity as depositary under the Ahold deposit agreement and all references to the “custodian” are to Deutsche Bank AG, Amsterdam Branch in its capacity as custodian under the Ahold deposit agreement as appointed by the depositary.

Copies of the Ahold deposit agreement and any amendments to the Ahold deposit agreement are or will be on file with the SEC under cover of a Registration Statement on Form F-6. You may obtain copies of the Ahold deposit agreement and any amendments thereto from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and from the SEC’s website at http://www.sec.gov.

It is currently expected that each Ahold ADS will represent an ownership interest in one Ahold ordinary share which Ahold will deposit with the custodian, as agent of the depositary, under the Ahold deposit agreement. Each Ahold ADS will also represent any securities, cash or other property deposited with the depositary, but which the depositary has not distributed directly to the Ahold ADS holders.

Unless specifically requested by the Ahold ADS holders, all Ahold ADSs will be issued on the books of the depositary in electronic book-entry form by means of the Direct Registration System operated by the Depository Trust Company. Periodic statements will be mailed to the Ahold ADS holders that reflect their ownership interest in such Ahold ADSs. Alternatively, under the Ahold deposit agreement the Ahold ADSs may be certificated by American Depositary Receipts issued by the depositary to evidence the Ahold ADS (which certificates are referred to in this prospectus as the Ahold ADRs). Unless otherwise specified in this description, references to “Ahold ADSs” include (i) uncertificated Ahold ADSs, the ownership of which will be evidenced by periodic statements Ahold ADS holders will receive, and (ii) certificated Ahold ADSs evidenced by Ahold ADRs.

The depositary’s office is located at 60 Wall Street, New York, New York 10005. The custodian’s office is located at De Entree 99—197, 1101 HE Amsterdam, the Netherlands.

Because the depositary or its nominee actually holds the underlying Ahold ordinary shares, Ahold ADS holders generally receive the benefit from such underlying Ahold ordinary shares through the depositary. Ahold ADS holders must rely on the depositary to exercise the rights of an Ahold shareholder on their behalf, including the voting of the Ahold ordinary shares represented by the Ahold ADSs. If a person becomes an owner of Ahold ADSs, it will become a party to the Ahold deposit agreement and therefore will be bound by its terms and by the terms of the Ahold ADSs and the Ahold ADRs. The Ahold deposit agreement and the form of Ahold ADR attached as an annex thereto specify the rights and obligations of Ahold, the Ahold ADS holders’ rights and obligations as owners of Ahold ADSs and the rights and obligations of the depositary. The Ahold deposit agreement, the Ahold ADSs and the Ahold ADRs are governed by New York law. However, the underlying Ahold ordinary shares will continue to be governed by Dutch law, which may be different from New York law. As owners of Ahold ADSs, Ahold ADS holders appoint the depositary as their attorney-in-fact, with full power to delegate, to act on their behalf and to take any and all actions contemplated in the Ahold deposit agreement and the Ahold ADRs, to adopt any and all procedures necessary to comply with applicable laws and to take such action as the depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the Ahold deposit agreement and the Ahold ADRs.

Holding the Ahold ADSs

The Ahold ADSs may be held either (i) directly by having an Ahold ADS registered in the Ahold ADS holder’s name, whether issued in certificated or in uncertificated form, or (ii) indirectly through a broker or other financial institution. If a person holds Ahold ADSs directly, by having an Ahold ADS registered in its name on the books of the depositary, that person will be an Ahold ADS holder. Except as otherwise indicated, this description assumes that holders of Ahold ADSs hold their Ahold ADS directly solely for the purpose of summarizing the Ahold deposit agreement. If Ahold ADS holders hold Ahold ADSs indirectly through a broker or other financial institution, they must rely on the procedures of that broker or other financial institution to assert the rights of an Ahold ADS holder described in this section. Ahold ADS holders should consult with their broker or other financial institution to find out what those procedures are.

Dividends and Distributions

The depositary will pay to Ahold ADS holders, as of a record date established by the depositary under the terms of the Ahold deposit agreement, the cash dividends or other distributions it receives in respect of the Ahold ordinary shares underlying such holders’ Ahold ADSs, after deducting its fees and expenses. Ahold ADS holders will receive these distributions in proportion to the number of Ahold ordinary shares represented by the Ahold ADSs held by each of them.

Distributions in Cash

The depositary will, as promptly as practicable, convert any cash dividend or distribution Ahold pays on the Ahold ordinary shares, other than any dividend or distribution paid in U.S. dollars, into U.S. dollars if it can effect such conversion and transfer the U.S. dollars to the United States on a practicable basis. If at any time the depositary determines that in its reasonable judgment any foreign currency received by the depositary is not convertible into U.S. dollars transferable to the United States on a practicable basis, or if any approval or license of any government or agency which is required for such conversion is denied or, in the opinion of the depositary, is not obtainable, or if any such approval or license is not obtained within a reasonable period as determined by the depositary, the depositary may distribute the foreign currency to the Ahold ADS holders or, in its discretion, hold the foreign currency uninvested and without liability for interest thereon for the respective accounts of the Ahold ADS holders. In the event that Ahold or the depositary is required to withhold and does withhold taxes or other governmental charges from such cash dividend or other cash distribution, the amount to be distributed to the Ahold ADS holders will be reduced accordingly. The depositary will distribute only whole U.S. dollars and cents and will round any fractional amounts to the nearest whole cent.

Distributions in Shares

If any distribution consists of a dividend paid in, or a free distribution of, Ahold ordinary shares, the depositary may or will, if Ahold so requests, distribute additional Ahold ADSs representing any Ahold ordinary shares that Ahold so distributes as a dividend or free distribution, subject to the terms and conditions set forth in the Ahold deposit agreement. The depositary will only distribute whole Ahold ADSs. In lieu of delivering fractional Ahold ADSs, the depositary will sell the number of Ahold ordinary shares represented by the aggregate of such fractions and distribute the net proceeds to the Ahold ADS holders entitled thereto. The depositary may withhold the distribution of Ahold ADSs if it has not received satisfactory assurances from Ahold (including a legal opinion) that such distribution does not require registration under the Securities Act or is exempt from registration under the provisions of the Securities Act. If a distribution of additional Ahold ADSs is withheld, the depositary may sell all or part of such distribution in such amounts and in such manner as the depositary deems necessary and practicable and distribute the net proceeds of any such sale (after deducting applicable taxes and/or governmental charges and fees and charges of, and expenses incurred by, the depositary) to the Ahold ADS holders entitled thereto. If the depositary does not distribute the additional Ahold ADSs and does not sell the distributed Ahold ADSs and distribute the proceeds thereof, each Ahold ADS will thereafter also represent the new Ahold ordinary shares that Ahold distributed to the depositary (net of all applicable fees, expenses, taxes and governmental charges payable by holders under the terms of the Ahold deposit agreement).

Elective Distributions in Cash or Shares

If Ahold intends to make a distribution payable at the election of Ahold shareholders in cash or in additional Ahold ordinary shares, the depositary will, if Ahold has timely requested that such elective distribution be made available to Ahold ADS holders, and if the depositary has determined that such distribution is reasonably practicable and has received satisfactory legal opinions relating to such distribution, establish procedures to enable Ahold ADS holders to elect to receive the proposed dividend in cash or in additional Ahold ADSs as described in the Ahold deposit agreement. If the conditions for an elective distribution are not satisfied, the depositary will, to the extent permitted by law, distribute to Ahold ADS holders, on the basis of the same determination as is made in the local market in respect of Ahold ordinary shares for which no election is made, either cash or additional Ahold ADSs representing such additional Ahold ordinary shares in the manner described in the Ahold deposit agreement. The depositary will have no obligation to make any process available to Ahold ADS holders to receive the elective dividend in Ahold ordinary shares rather than Ahold ADSs. There can be no assurances that Ahold ADS holders will have the opportunity to receive elective distributions on the same terms as the holders of the Ahold ordinary shares.

Distribution of Rights to Receive Additional Shares

If Ahold intends to distribute to holders of Ahold ordinary shares rights to subscribe for additional Ahold ordinary shares, the depositary will, if Ahold has timely requested that such rights be made available to Ahold ADS holders, make such rights available to Ahold ADS holders if, among other conditions, the depositary has determined that such distribution of rights is reasonably practicable and has received satisfactory legal opinions relating to such distribution. If the conditions for making such rights available to Ahold ADS holders are satisfied, the depositary will establish procedures to distribute rights to purchase additional Ahold ADSs, to enable Ahold ADS holders to exercise such rights (upon payment of the subscription price and of applicable fees and charges of, and expenses incurred by, the depositary and applicable taxes) and to deliver Ahold ADSs upon the valid exercise of such rights. If the conditions for making such rights available to Ahold ADS holder are not satisfied or if Ahold requests that the rights not be made available to Ahold ADS holders, or if any rights are not exercised and appear to be about to lapse, the depositary will (i) endeavor to sell the rights in the manner described in the Ahold deposit agreement if it is lawful and reasonably practicable to do so, and distribute the proceeds of such sale (net of applicable fees and charges of, and expenses incurred by, the depositary and taxes) to the Ahold ADS holders or (ii) if timing and market conditions do not permit such sale, if the depositary determines that it is not lawful and reasonably practicable to sell such rights, or if the depositary is unable to arrange for such sale, allow such rights to lapse. A liquid market for such rights may not exist, and this may adversely affect the ability of the depositary to dispose of such rights or the amount the depositary would realize upon disposal of rights. The depositary will have no obligation to make any process available to Ahold ADS holders to exercise rights to subscribe for Ahold ordinary shares rather than Ahold ADSs.

Neither the depositary nor Ahold will be responsible for any failure to determine whether it is lawful or practicable to make rights available to Ahold ADS holders (provided that the determination of practicability must have been made without bad faith), and neither the depositary nor Ahold will be responsible for any foreign exchange exposure or loss incurred in connection with the sale or disposal of such rights. The depositary will not be responsible for the content of any materials forwarded to the Ahold ADS holders on behalf of Ahold in connection with the rights distribution.

If registration of the rights, or the securities to which any rights relate, may be required under the Securities Act or any other applicable law in order for Ahold to offer such rights or such securities to Ahold ADS holders and to sell the securities represented by such rights, the depositary will not distribute such rights to Ahold ADS holders (i) unless and until a registration statement under the Securities Act or other applicable law covering such offering is in effect or (ii) unless Ahold furnishes the depositary opinion(s) of counsel in the United States and any other applicable country in which rights would be distributed, in each case reasonably satisfactory to the depositary, to the effect that the offering and sale of such securities to Ahold ADS holders and beneficial owners are exempt from, or do not require registration under, the provisions of the Securities Act or any other applicable law.

If Ahold fails to give the depositary timely notice of a proposed distribution of rights, the depositary will use commercially reasonable efforts to perform the actions described above, and the depositary will have no liability for its failure to perform such actions where such notice has not been so timely given, other than its failure to use commercially reasonable efforts.

There can be no assurances that Ahold ADS holders will have the opportunity to receive or exercise rights on the same terms and conditions as the holders of Ahold ordinary shares or be able to exercise such rights.

Distributions Other Than Cash, Shares or Rights

If Ahold intends to distribute property other than cash, Ahold ordinary shares or rights to purchase additional Ahold ordinary shares, the depositary will, if Ahold has timely requested the depositary to make such distribution to Ahold ADS holders, and if the depositary has, after consultation with Ahold, determined that such distribution is reasonably practicable and has received satisfactory legal opinions relating to such distribution, as promptly as reasonably practicable distribute the property to Ahold ADS holders in such manner as the depositary may deem reasonably practicable. The distribution will be made net of applicable fees and charges of, and expenses incurred by, the depositary, and net of any taxes withheld. The depositary may dispose of all or a portion of the property in such manner as the depositary may deem reasonably practicable or necessary to pay its fees, charges and expenses in respect of such distribution and disposal and to satisfy any taxes or other governmental charges applicable to the distribution. If the conditions for a distribution of the property are not satisfied, the depositary will endeavor to sell the property in a public or private sale, at such place or places and upon such terms as it may deem reasonably practicable. The proceeds of such sale (net of applicable fees and charges of, and expenses incurred by, the depositary and taxes) will be distributed to Ahold ADS holders. If the depositary is unable to sell the property, the depositary may dispose of such property for the account of the Ahold ADS holders in any way the depositary deems reasonably practicable under the circumstances, including for nominal or no consideration.

Neither the depositary nor Ahold will be responsible for any failure to determine whether it is lawful or practicable to make property available to Ahold ADS holders (provided that the determination of practicability must have been made without bad faith), and neither the depositary nor Ahold will be responsible for any foreign exchange exposure or loss incurred in connection with the sale or disposal of such property.

Deposit and Issuance

The depositary will issue and deliver additional Ahold ADSs if Ahold ordinary shares are deposited with the custodian, together with all such certifications and payments as may be required by the depositary and accompanied by an agreement or assignment, or other instrument reasonably satisfactory to the depositary, for the prompt transfer to the custodian of any dividend, or right to subscribe for additional Ahold ordinary shares or to receive other property which any person in whose name the Ahold ordinary shares are or have been recorded may thereafter receive upon or in respect of such deposited Ahold ordinary shares, or in lieu thereof such agreement of indemnity or other agreement as is reasonably satisfactory to the depositary or the custodian. The depositary may also require a written order directing it to execute and deliver Ahold ADRs to or upon the written order of, the person or persons stated in such order, and evidence satisfactory to the depositary (which may include a legal opinion provided at the cost of the person depositing Ahold ordinary shares) that all conditions to such deposit have been met and all necessary approvals have been granted by, and there has been compliance with the rules and regulations of, any applicable governmental agency. Ahold ordinary shares will not be accepted for deposit except if they are accompanied by confirmation or such additional evidence, if any is required by the depositary, that is reasonably satisfactory to the depositary or the custodian that all conditions to such deposit under Dutch laws and regulations have been satisfied by the person depositing Ahold ordinary shares and any necessary approval has been granted by any governmental body in the Netherlands which is then performing the function of the regulator of currency exchange. Upon payment of its fees and expenses for the issuance and delivery of Ahold ADSs and of all taxes and governmental charges and fees payable in connection with such deposit, the depositary will, at its principal office, issue and deliver the Ahold ADSs to or upon the order of the person entitled thereto registered in the name requested by such person in book-entry form or, if requested by such person, by delivering one or more Ahold ADRs.

Partial Entitlement Ahold ADSs

If any Ahold ordinary shares are deposited which (i) entitle the holders thereof to receive a per-share distribution or other entitlement in an amount different from all other Ahold ordinary shares then on deposit or (ii) are not fully fungible with Ahold ordinary shares then on deposit, the depositary will (A) cause the custodian to hold such Ahold ordinary shares with partial entitlements separate and distinct from the Ahold ordinary shares with full entitlements, and (B) subject to the terms of the Ahold deposit agreement, issue and deliver Ahold ADSs representing Ahold ordinary shares with partial entitlements that are separate and distinct from the Ahold ADSs representing Ahold ordinary shares with full entitlements by means of separate CUSIP numbering and legending (if necessary) and, if applicable, by issuing any Ahold ADRs evidencing such Ahold ADSs with applicable notations thereon. If and when Ahold ordinary shares with partial entitlements become fully fungible with the Ahold ordinary shares outstanding, the depositary will (x) give notice thereof to holders of partial entitlement Ahold ADSs and give holders of partial entitlement Ahold ADSs the opportunity to exchange their partial entitlement Ahold ADSs for Ahold ADSs with full entitlements, (y) cause the custodian to transfer Ahold ordinary shares with partial entitlements into the depositary’s account containing Ahold ordinary shares with full entitlements and (z) take such actions as are necessary to remove the distinctions between the partial entitlement Ahold ADSs and Ahold ADRs, on the one hand, and the Ahold ADSs and Ahold ADRs with full entitlements, on the other hand. Holders and beneficial owners of partial entitlement Ahold ADSs will be limited to the entitlements of those Ahold ordinary shares with partial entitlements. The depositary is authorized to take any and all other actions as may be reasonably necessary (including, without limitation, making the necessary notations on Ahold ADRs) to give effect to the terms of the deposit agreement relating to partial entitlement Ahold ADSs.

Withdrawal and Cancellation

An Ahold ADS holder may withdraw the Ahold ordinary shares (or any other securities, property or cash) underlying such holder’s Ahold ADSs upon surrender of such holder’s Ahold ADSs for such purpose to the depositary. Upon payment of the depositary’s fees and of any taxes and governmental charges payable in connection with such surrender and withdrawal, and subject to the terms and conditions of the deposit agreement, Ahold’s constituent documents, any other provisions of or governing the Ahold ordinary shares (or any other securities, property or cash underlying the holder’s Ahold ADSs), and other applicable laws, any deposited Ahold ordinary shares (or any other securities, property or cash) underlying such holder’s Ahold ADSs that have been surrendered to the depositary will be delivered, as promptly as practicable, to such Ahold ADS holder at the office of the custodian or through book-entry delivery of the amount of Ahold ordinary shares represented by the Ahold ADSs surrendered to the depositary, except that the depositary may deliver any dividends or distributions, or the proceeds of any sales of dividends, distributions or rights, at the principal office of the depositary. The depositary will not accept for surrender Ahold ADSs representing less than one Ahold ordinary share.

An Ahold ADS holder generally has the right to surrender Ahold ADSs and withdraw the underlying Ahold ordinary shares at any time except:

•	due to temporary delays caused by the closing of the transfer books of the depositary or Ahold or the deposit of Ahold ordinary shares in connection with voting at a shareholders’ meeting, or the payment of dividends;

•	when such Ahold ADS holder owes money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to Ahold ADSs or to the withdrawal of Ahold ordinary shares or any other securities, property or cash underlying such holder’s Ahold ADSs.

Voting of Ahold ADSs

As soon as practicable after receipt of notice from Ahold of any meeting of, or solicitation of consents or proxies from, holders of Ahold ordinary shares underlying the Ahold ADSs, upon written request by Ahold received by the depositary at least 30 days before the vote or meeting, the depositary will fix a record date for Ahold ADS holders and arrange to deliver certain materials to Ahold ADS holders relating to the upcoming meeting or solicitation. The materials will contain:

•	such information as is contained in the notice of meeting or solicitation of consents or proxies received by the depositary from Ahold;

•	a statement that the Ahold ADS holders as of the close of business on a specified record date will be entitled, subject to any applicable law and the Ahold articles of association, and the provisions of or governing the Ahold ordinary shares (or any other securities, property or cash underlying the holders’ Ahold ADSs), to give instructions to the depositary as to the exercise of the voting rights, if any, pertaining to the Ahold ordinary shares underlying the Ahold ADSs; and

•	a statement as to the manner in which such instructions and notification may be given.

In lieu of distributing the materials received from Ahold in connection with the meeting of, or solicitation of consents or proxies from, holders of Ahold ordinary shares underlying the Ahold ADSs, the depositary may, to the extent not prohibited by applicable law, regulations or stock exchange requirements, distribute to the Ahold ADS holders a notice with instructions on how to retrieve or request such materials.

An Ahold ADS holder must hold Ahold ADSs on the record date established by the depositary in order to be eligible to give instructions for the exercise of voting rights at a meeting of Ahold shareholders. It is possible that the record date Ahold uses for the exercise of voting rights on the Ahold ordinary shares, on the one hand, and the record date used by the depositary for the exercise of voting rights relating to the Ahold ordinary shares underlying the Ahold ADSs, on the other hand, may not be the same.

For voting instructions to be valid, the depositary must receive them on or before the date specified in the materials delivered to Ahold ADS holders. The depositary will, to the extent practicable, endeavor to vote or cause to be voted the underlying Ahold ordinary shares in accordance with each Ahold ADS holder’s instructions. The depositary will not vote the underlying Ahold ordinary shares other than in accordance with the Ahold ADS holder’s instructions.

Persons who hold Ahold ADSs through a brokerage account or otherwise in “street name” will need to follow the procedures of their broker in order to give voting instructions to the depositary.

In connection with a shareholders’ meeting, Ahold and the depositary will not be able to assure that Ahold ADS holders will receive the voting materials in time to ensure that holders can either instruct the depositary to vote the Ahold ordinary shares underlying the Ahold ADSs or withdraw the underlying Ahold ordinary shares to vote them in person or by proxy. In addition, except as provided under applicable Dutch law, the depositary and its agents will not be responsible for failing to carry out voting instructions or for the manner in which any such vote is cast or the effect of any such vote.

If the depositary receives from an Ahold ADS holder voting instructions which fail to specify the manner in which the depositary is to vote the Ahold ordinary shares represented by such holder’s Ahold ADSs, the depositary will deem such holder to have instructed the depositary to vote in favor of the items set forth in such voting instructions. If no instructions are received by the depositary from an Ahold ADS holder on or before the date established by the depositary for such purpose, such Ahold ADS holder will be deemed to have given a discretionary proxy to a person designated by Ahold to vote the Ahold ordinary shares underlying such Ahold ADSs. However, no discretionary proxy will be deemed given for any matter as to which Ahold informs the depositary that (i) Ahold does not wish such proxy to be given, (ii) substantial opposition exists or (iii) such matter materially and adversely affects the rights of holders of Ahold ordinary shares.

The depositary will have no obligation to take any action with respect to any meeting of, or solicitation of consents or proxies from, holders of Ahold ordinary shares if such action would violate U.S. laws.

Neither the depositary nor the custodian will under any circumstances exercise any discretion as to voting, and neither the depositary nor the custodian will vote, attempt to exercise the right to vote, or in any way make use of the Ahold ordinary shares (or any other securities, property or cash underlying the holders’ Ahold ADSs) for purposes of establishing a quorum or otherwise, except pursuant to and in accordance with written instructions from Ahold ADS holders or the provisions of the deposit agreement.

Reports and Other Communications

If Ahold delivers notice of any meeting of Ahold shareholders or of any action in respect of any cash or other distributions or the offering of any rights relating to Ahold ordinary shares, Ahold will deliver a copy of such notice to the depositary and the custodian. Ahold will arrange for translation into English, to the extent required pursuant to any regulations of the SEC, of any notices that are made generally available to the holders of Ahold ordinary shares. At Ahold’s request and expense, the depositary will, as promptly as practicable, distribute copies of such notices to the Ahold ADS holders.

The depositary will also make available for inspection by Ahold ADS holders at its principal office any written communications from Ahold that are both (i) delivered to the depositary or the custodian and (ii) made generally available to the holders of Ahold ordinary shares. Ahold will furnish these communications in English when so required by any rules or regulations of the SEC. The depositary will send copies of such communications when furnished by Ahold as described in the immediately preceding paragraph.

Books of Depositary

The depositary will maintain at its principal office a register for the registration and transfer of Ahold ADSs. Ahold ADS holders may inspect such records at such office at reasonable times, but solely for the purpose of communicating with other Ahold ADS holders in the interest of business matters relating to Ahold, the Ahold ADSs or the Ahold deposit agreement. Such register may be closed from time to time when deemed expedient by the depositary in connection with the performance of its duties under the Ahold deposit agreement or at the request of Ahold. The depositary will also maintain facilities to record and process the issuance, delivery, registration, transfer and surrender of Ahold ADSs in accordance with the provisions of the Ahold deposit agreement.

Fees and Expenses Payable by Ahold ADS Holders

Under the Ahold deposit agreement, Ahold ADS holders will be required to pay the depositary certain fees. As of the date of this prospectus, Ahold ADS holders are required to pay the following service fees to the depositary:

Service	Fees
(1) Issuance of Ahold ADSs upon deposit of Ahold ordinary shares (excluding issuances as a result of distributions described in item (4) below).	Up to $5.00 per 100 Ahold ADSs (or fraction thereof) issued.
(2) Delivery of Ahold ordinary shares against surrender of Ahold ADSs.	Up to $5.00 per 100 Ahold ADSs (or fraction thereof) surrendered.
(3) Distributions of cash dividends or other cash distributions (i.e., sale of rights and other entitlements).	Up to $2.00 per 100 Ahold ADSs (or fraction thereof) held.
(4) Distribution of Ahold ADSs pursuant to (i) stock dividends or other free stock distributions or (ii) exercise of rights to purchase additional Ahold ADSs.	Up to $5.00 per 100 Ahold ADSs (or fraction thereof) held.
(5) Distribution of securities other than Ahold ADSs or rights to purchase additional Ahold ADSs (i.e., spin-off shares).	Up to $5.00 per 100 Ahold ADSs (or fraction thereof) held.
(6) For operation and maintenance costs in administering the Ahold ADSs.	Up to $2.00 per 100 Ahold ADSs (or fraction thereof) held on the applicable record date(s) established by the depositary.

Ahold ADS holders are currently also responsible for paying certain fees and expenses incurred by the depositary and certain taxes and governmental charges, such as:

•	taxes (including applicable interest and penalties) and other governmental charges;

•	such registration fees as may from time to time be in effect for the registration of transfer of Ahold ordinary shares (or any other securities, property or cash) underlying such holders’ Ahold ADSs on the share register and applicable to transfers of Ahold ordinary shares (or any other securities, property or cash) underlying such holders’ Ahold ADSs to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals respectively;

•	expenses for cable, telex and fax transmissions and for delivery of securities;

•	expenses incurred for converting foreign currency into U.S. dollars;

•	fees and expenses incurred by the depositary in connection with exchange control regulations and other regulatory requirements; and

•	fees and expenses incurred by the depositary or its agents, including the custodian, in connection with the delivery or servicing of Ahold ADSs or Ahold ordinary shares (or any other securities, property or cash) underlying Ahold ADSs, including any fees of a central depository for securities in the Dutch market, where applicable.

The fees described above may be changed by agreement in writing between the depositary and Ahold, except that any amendment to the Ahold deposit agreement which imposes or increases any fees or charges (other than taxes and other governmental charges, registration fees, cable, telex or fax transmission costs, delivery costs or other such expenses) will not become effective as to outstanding Ahold ADSs until the expiration of 30 calendar days after notice of such amendment has been given to the holders of outstanding Ahold ADSs. No assurance can be given that the fees and expenses that will be applicable upon the consummation of the merger will be the same or lower than the fees described above.

Payment of Taxes

Ahold ADS holders are responsible for the taxes and other governmental charges payable on the Ahold ADSs and the securities represented by the Ahold ADSs. The depositary may deduct the amount of any taxes owed from any payments to an Ahold ADS holder. The depositary may also refuse the issuance of Ahold ADSs, the split-up or combination of Ahold ADRs, the transfer of Ahold ADSs or the deposit or withdrawal of underlying Ahold ordinary shares until the Ahold ADS holder pays any taxes owed on such holder’s Ahold ADSs or underlying securities. The depositary may also withhold dividends or other distributions, or sell all or any part of the Ahold ordinary shares or other securities, property or cash underlying such holder’s Ahold ADSs to pay any taxes owed. Such Ahold ADS holder will remain liable if the proceeds of the sale are not enough to pay the taxes.

Ahold ADS holders will be required to indemnify the depositary, Ahold and the custodian and their respective officers, directors, employees, agents and affiliates for any claims with respect to taxes, additions to tax arising out of refund of taxes, reduced rate of withholding at source or other tax benefit obtained for or by such Ahold ADS holders. The Ahold ADS holders may also be required from time to time to provide the depositary or the custodian with residence and beneficial ownership information and proof of taxpayer status, and to execute such certificates, make such representations and warranties and provide such other information or documents as the depositary or the custodian deem necessary or proper to fulfill the depositary’s or the custodian’s obligations under applicable law.

Depositary Payments to Ahold

Under the Ahold deposit agreement, the depositary may reimburse Ahold for certain expenses incurred by Ahold in respect of the Ahold ADS program upon such terms and conditions as Ahold and the depositary may agree from time to time. During the financial year ended December 28, 2014, Ahold received an aggregate of $985,000 in expense reimbursements from the depositary relating to the establishment and maintenance of the Ahold ADS program.

Ahold also pays the depositary such fees and charges and reimburses the depositary for such reasonable out-of-pocket expenses as the depositary and Ahold may agree in writing from time to time.

Reclassifications, Recapitalizations and Mergers

If there is (i) any change in nominal value, split-up, consolidation or any other reclassification, or any redemption or cancellation by Ahold, of Ahold ordinary shares underlying the Ahold ADSs or (ii) any recapitalization, reorganization, merger or consolidation or sale of assets affecting Ahold or to which it is a party, then any securities, cash or property received by the depositary or the custodian in exchange for or in conversion of the underlying Ahold ordinary shares will, to the extent permitted by law, be treated as new underlying deposited securities, cash or property under the Ahold deposit agreement, and the Ahold ADSs will thereafter represent, in addition to the existing underlying Ahold ordinary shares, the right to receive the new deposited securities, cash or property so received in exchange or conversion.

The depositary may, with Ahold’s approval and subject to the terms of the Ahold deposit agreement and the depositary’s receipt of an opinion satisfactory to it that such action is not in violation of any applicable laws or regulations, execute and deliver additional Ahold ADSs as in the case of a dividend paid in Ahold ordinary shares or call for the surrender of outstanding Ahold ADSs to be exchanged for new Ahold ADSs. If the new underlying deposited securities received cannot be lawfully distributed to some or all Ahold ADS holders, the depositary may, subject to receipt of an opinion satisfactory to it that such action is not in violation of any applicable laws or regulations, sell such securities at such place or places and upon such terms as it may deem proper and distribute the proceeds (net of fees and charges of, and expenses incurred by, the depositary and taxes and/or governmental charges) to the Ahold ADS holders on an averaged or other practicable basis. The depositary is not responsible for (i) any failure to determine that it may be lawful or feasible to make such securities available to Ahold ADS holders in general or to any holder particular, (ii) any foreign exchange exposure or loss incurred in connection with such sale or (iii) any liability to the purchaser of such securities.

Disclosure of Interests and Ownership Restrictions

Ahold and the depositary may request current and former Ahold ADS holders to provide information (i) as to the capacity in which such Ahold ADS holder owns or owned Ahold ADSs, (ii) regarding the identity of any other persons then or previously interested in the Ahold ADSs and the nature of such interest and (iii) regarding such other matters as may be determined by Ahold or the depositary. Each Ahold ADS holder must provide any such information requested by Ahold or the depositary.

Holders and beneficial owners of Ahold ADSs are required to comply with any limitations on ownership of Ahold Ordinary shares under Ahold’s constituent documents or applicable Netherlands law as if they held the number of Ahold ordinary shares their Ahold ADSs represent. Ahold will inform the holders and beneficial owners of Ahold ADSs and the depositary of any such ownership restrictions in place from time to time.

Amendment and Termination of the Ahold Deposit Agreement

Amendments

Ahold may agree with the depositary to amend the Ahold deposit agreement and the Ahold ADRs without Ahold ADS holder consent in any respect which they may deem necessary or desirable. If the amendment imposes or increases fees or charges (except for taxes and governmental charges, registration fees, cable, telex or fax transmission costs, delivery costs or other such expenses) or otherwise prejudices any substantial existing right of Ahold ADS holders, it will only become effective 30 days after notice of such amendment has been given to Ahold ADS holders. Under the Ahold deposit agreement, notice of any amendment to the Ahold deposit agreement or any Ahold ADR need not describe in detail the specific amendments effectuated thereby, and failure to describe the specific amendments in any such notice will not render such notice invalid so long as, in each such case, the notice given to the Ahold ADS holders identifies a means for holders to retrieve or receive the text of such amendment. At the time an amendment becomes effective, an Ahold ADS holder is considered, by continuing to hold Ahold ADSs, to have agreed to the amendment and to be bound by the Ahold deposit agreement as amended. However, if any governmental body adopts new laws, rules or regulations requiring an amendment of the Ahold deposit agreement to comply therewith, Ahold and the depositary may amend the Ahold deposit agreement and any Ahold ADRs, which amendment may become effective before a notice of such amendment is given to Ahold ADS holders. However, no amendment will impair an Ahold ADS holder’s right to receive the Ahold ordinary shares (or any other securities, property or cash) underlying such holder’s Ahold ADSs in exchange for such holder’s Ahold ADSs, except in order to comply with applicable provisions of any mandatory laws.

Termination

The Ahold deposit agreement will be terminated (i) by the depositary if Ahold asks it to do so, in which case the depositary must notify Ahold ADS holders at least 30 days before termination or (ii) by the depositary if the depositary notifies Ahold and the Ahold ADS holders of the termination at least 30 days before termination. If at any time 90 days have expired after (y) Ahold has delivered a notice of removal to the depositary or (z) the depositary has delivered to Ahold a written notice of its election to resign and, in either case, a successor depositary has not been appointed by Ahold and accepted its appointment, the depositary may terminate the Ahold deposit agreement by mailing notice of such termination to the Ahold ADS holders then outstanding at least 30 days before termination.

If any Ahold ADSs remain outstanding after termination, (i) the Ahold ADS holders will be entitled to receive the underlying securities upon surrender of the Ahold ADSs and payment of all fees, expenses, taxes and governmental charges, and (ii) the depositary will stop registering the transfer of Ahold ADSs, will stop distributing dividends to Ahold ADS holders, and will not give any further notices or do anything else under the Ahold deposit agreement other than:

•	collect dividends and distributions on the Ahold ordinary shares (or any other securities, property or cash) underlying Ahold ADSs;

•	sell rights and other properties received in respect of Ahold ordinary shares (or any other securities, property or cash) underlying Ahold ADSs as provided in the Ahold deposit agreement; and

•	deliver Ahold ordinary shares (or any other securities, property or cash) underlying Ahold ADSs, together with any dividends or other distributions received with respect thereto and the net proceeds of the sale of any rights or other property, in exchange for Ahold ADSs surrendered to the depositary (after deducting, in each case, the fee of the depositary for the surrender of Ahold ADSs, any expenses for the account of the Ahold ADS holder in accordance with the terms of the Ahold deposit agreement, and any applicable taxes or governmental charges).

At any time after the date of termination of the Ahold deposit agreement, the depositary may sell any remaining deposited Ahold ordinary shares (or any other securities, property or cash) underlying Ahold ADSs. After that, the depositary will hold the money it received on the sale, as well as any cash it is holding under the Ahold deposit agreement, unsegregated for the pro rata benefit of the Ahold ADS holders that have not surrendered their Ahold ADSs. The depositary will not invest the money and has no liability for interest. After making such sale, the depositary’s only obligations to Ahold ADS holders will be to account for the money and cash (net of all applicable fees, expenses, taxes and governmental charges payable by holders under the terms of the Ahold deposit agreement). After termination, Ahold’s only obligations will be with respect to indemnification of, and to pay specified amounts to, the depositary. The obligations under the terms of the Ahold deposit agreement of Ahold ADS holders outstanding as of the termination date will survive the termination date and will be discharged only when the applicable Ahold ADSs are presented by their holders to the depositary for cancellation and such Ahold ADS holder has satisfied all of its obligations under the terms of the Ahold deposit agreement.

Limitations on Obligations and Liability to Ahold ADS Holders

The deposit agreement expressly limits the obligations and liabilities of Ahold, the depositary and any custodian to the Ahold ADS holders. These limitations include, among other things, that Ahold and the depositary:

•	are obligated only to take the actions specifically set forth in the deposit agreement without gross negligence or willful misconduct;

•	have no obligation to become involved in a lawsuit or proceeding related to the Ahold ordinary shares (or any other securities, property or cash) underlying Ahold ADSs or the Ahold ADRs unless they are indemnified to their satisfaction;

•	are not liable for any consequential or punitive damages or any action or non-action by it in reliance upon any advice of or information from any legal counsel, accountants, any person depositing Ahold ordinary shares, any Ahold ADS holder or any other person whom they believe in good faith is competent to give them that advice or information;

•	may rely and will be protected in action upon any written notice, request or other document believed by it to be genuine and to have been signed or presented by the proper party or parties; and

•	are not be liable to holders or beneficial owners of Ahold ADSs or third parties for any special, consequential, indirect or punitive damages for any breach of the terms of the deposit agreement or otherwise.

In addition, Ahold, the depositary and their respective directors, officers, employees, agents or affiliates are not liable to any holder or beneficial owner of Ahold ADSs:

•	if the depositary or Ahold is prevented, delayed or forbidden from, or is subject to any civil or criminal penalty on account of, doing or performing any act or thing which by the terms of the deposit agreement or the Ahold ordinary shares (or any other securities, property or cash underlying the Ahold ADSs) it is provided will be done or performed by reason of any provision of any present or future law or regulation of the U.S. or any other country, or of any governmental or regulatory authority or stock exchange or inter-dealer quotation system, or by reason of any provision, present or future, of the Ahold articles of association, or by reason of any provision of any securities issued or distributed by Ahold, or any offering or distribution thereof, or by reason of any act of God or war or other circumstances beyond its control;

•	by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement; or

•	for the inability of any holder or beneficial owner of Ahold ADSs to benefit from any distribution, offering, right or other benefit which is made available to holders of Ahold ordinary shares (or of any other securities, property or cash underlying the Ahold ADSs) but is not, under the terms of the deposit agreement, made available to holders or beneficial owners of Ahold ADSs.

Additionally, the depositary will not be liable for, among other things:

•	any acts or omissions made by a predecessor or successor depositary, so long as the depositary performed its obligations without gross negligence or willful misconduct while it acted as the depositary;

•	any acts or omissions of any securities depository, clearing agency or settlement system in connection with book-entry settlement of Ahold ordinary shares or otherwise;

•	any failure to carry out any instructions to vote any of the Ahold ordinary shares represented by the Ahold ADSs, or for the manner in which any such vote is cast, if such action or non-action is in good faith, or for the effect of any such vote;

•	the depositary’s failure to determine that any distribution or action is lawful or reasonably practicable if such determination of practicability is made without bad faith;

•	the content of any information received from Ahold for distribution to the Ahold ADS holders or any inaccuracy of any translation thereof;

•	any investment risk associated with acquiring an interest in, or the validity of worth of, the Ahold ordinary shares (or any other securities, property or cash underlying the Ahold ADSs);

•	any tax consequences that may result from the ownership of Ahold ADSs, Ahold ordinary shares or any other securities, property or cash underlying Ahold ADSs;

•	the credit-worthiness of any third party;

•	allowing any rights to lapse in accordance with the terms of the Ahold deposit agreement;

•	the failure or timeliness of any notice from Ahold; or

•	any action of or failure to act by, or any information provided or not provided by, the Depository Trust Company (DTC) or any DTC participant.

Requirements for Depositary Actions

Before the depositary will issue, or register the transfer of, an Ahold ADS, make a distribution on an Ahold ADS, split-up or combine Ahold ADRs, or permit withdrawal of Ahold ordinary shares underlying Ahold ADSs, Ahold, the depositary or the custodian may require:

•	payment of taxes or other governmental charges and stock transfer or registration fees and any applicable fees under the deposit agreement;

•	production of reasonably satisfactory proof of the identity and genuineness of any signature; and

•	compliance with (i) laws and other governmental regulations relating to the execution and delivery of Ahold ADRs or Ahold ADSs or to the withdrawal or delivery of Ahold ordinary shares (or any other securities, property or cash) underlying Ahold ADSs and (ii) any regulations the depositary or Ahold may establish consistent with the provisions of the Ahold deposit agreement, including presentation of certain transfer documents.

The depositary may refuse to deliver, transfer, or register transfers of, Ahold ADSs generally when the transfer books of the depositary are closed, or if deemed necessary or advisable by the depositary or the custodian at any time or from time to time because of any requirement of law or of any government or governmental body or commission, or under any provision of the deposit agreement, or for any reason, except that the surrender of outstanding Ahold ADSs and withdrawal of Ahold ordinary shares (or any other securities, property or cash) underlying Ahold ADSs may only be suspended as set forth in the second paragraph in the section entitled “—Withdrawal and Cancellation” beginning on page 247 of this prospectus.

Pre-Release of Ahold ADSs

The depositary may deliver Ahold ADSs before deposit of the underlying Ahold ordinary shares (referred to in this prospectus as a pre-release). The depositary may also deliver Ahold ordinary shares upon the receipt and cancellation of Ahold ADSs which have been pre-released, which may occur whether or not such cancellation is prior to the termination of such pre-release or the depositary knows that such Ahold ADSs have been pre-released. A pre-release of Ahold ADSs will be closed out as soon as the underlying Ahold ordinary shares are delivered to the depositary. The depositary may receive Ahold ADSs instead of Ahold ordinary shares to close out a pre-release of Ahold ADSs and may receive Ahold ordinary shares instead of Ahold ADSs to close out a pre-release of Ahold ordinary shares. The depositary may effect a pre-release of Ahold ADSs or a pre-release of Ahold ordinary shares only under certain conditions, including that:

(1)	before or at the time of the pre-release, the person to whom the pre-release is being made must represent to the depositary and agree in writing that it or its customer, as the case may be, (i) owns the Ahold ordinary shares or Ahold ADSs to be remitted, (ii) will indicate the depositary as owner of such Ahold ordinary shares or Ahold ADSs and will hold such Ahold ordinary shares or Ahold ADSs in trust for the depositary until such Ahold ordinary shares or Ahold ADSs are delivered to the depositary or the custodian, (iii) unconditionally guarantees to deliver such Ahold ordinary shares or Ahold ADSs to the depositary or the custodian and (iv) agrees to any additional restrictions or requirements that the depositary may deem reasonably necessary or proper;

(2)	the pre-release must be fully collateralized with cash, U.S. government securities or other collateral that the depositary determines in good faith will provide substantially similar liquidity and security; and

(3)	the depositary must be able to terminate the pre-release on not more than five business days’ notice.

Each pre-release will also be subject to such further indemnities and credit regulations as the depositary reasonably deems appropriate.

Under the Ahold deposit agreement, the number of Ahold ordinary shares not deposited but represented by Ahold ADSs outstanding at any time as a result of pre-releases will not normally exceed 30% of the Ahold ADSs outstanding (without giving effect to any pre-released Ahold ADSs), except that the depositary has the right to disregard such limit from time to time as it deems reasonably appropriate and may, with the prior written consent of Ahold, change such limit for purposes of general application. The depositary may also set limits with respect to pre-release transactions with any pre-releasee on a case-by-case basis as the depositary deems reasonably appropriate.

Listing

The Ahold ADSs currently are not, and the Ahold ADSs to be issued to Delhaize ADS holders in the merger will not be, listed on any securities exchange, such as the New York Stock Exchange or Nasdaq Stock Market.

COMPARISON OF RIGHTS OF SHAREHOLDERS OF DELHAIZE AND AHOLD

Delhaize is a public limited liability company incorporated under the laws of Belgium. Delhaize shareholders’ rights are currently governed by Delhaize’s articles of association and Belgian law. Ahold is a public limited liability company incorporated under Dutch law. If the merger is completed, the rights of Delhaize shareholders who become Ahold shareholders will be governed by Dutch law and the Ahold articles of association as in effect upon the consummation of the merger. In addition, the rights of Delhaize ADS holders who become Ahold ADS holders will continue to be governed by New York law but will also be governed by the Ahold deposit agreement (including the form of Ahold ADR) as in effect upon the consummation of the merger under which the Ahold ADSs will be issued in the merger. Unless stated otherwise, the following description summarizes the material differences that may affect the rights of Delhaize shareholders and Delhaize ADS holders upon the consummation of the merger, but does not purport to be a complete summary of all those differences, or a complete description of the specific provisions referred to in this summary. The identification of material differences is not intended to indicate that other non-material differences do not exist. Delhaize shareholders and Delhaize ADS holders should read carefully the relevant portions of the Belgian Companies Code, the Dutch Civil Code, Delhaize’s articles of association, the form of Ahold articles of association and the Ahold deposit agreement (including the form of Ahold ADR). Copies of the documents referred to in this summary may be obtained as described in the section entitled “Where You Can Find More Information” beginning on page 310 of this prospectus.

	DELHAIZE	AHOLD
Authorized and Issued Share Capital	As of the close of business on December 31, 2015, Delhaize’s share capital amounted to €52,002,476 divided into 104,004,952 Delhaize ordinary shares.

As of the close of business on December 31, 2015, Ahold’s authorized share capital amounted to €30,000,000 divided into the following classes: (i) 30,000 Ahold cumulative preferred shares with a nominal value of €500 per share; (ii) 329,000,000 Ahold cumulative preferred financing shares with a nominal value of €0.01 per share subdivided into 36 classes, which are convertible into Ahold ordinary shares; and (iii) 1,171,000,000 Ahold ordinary shares with nominal value of €0.01 per share.

As of the close of business on December 31, 2015, there were (i) no Ahold cumulative preferred shares issued, (ii) 268,415,103 Ahold cumulative preferred financing shares issued, all of which were outstanding and (iii) 834,373,134 Ahold ordinary shares issued. As of December 31, 2015, there were 15,901,905 Ahold ordinary shares held by Ahold in treasury.

DELHAIZE	AHOLD

Prior to the closing, Ahold will return approximately €1.0 billion to the Ahold shareholders through the Ahold capital return. The Ahold capital return will be effected by three consecutive amendments of the Ahold articles of association, followed by the repayment of capital to the holders of issued Ahold ordinary shares. Shareholders of Ahold will be asked to adopt all three proposed amendments of the Ahold articles of association at the relevant Ahold EGM or any subsequent Ahold EGM, including the return of capital from the decrease of nominal value of issued Ahold ordinary shares. Following a two month opposition period for creditors of Ahold, all three amendments will be effected prior to the closing and capital will be repaid to the holders of issued Ahold ordinary shares.

The first amendment of the Ahold articles of association will result in an increase of the nominal value of the issued ordinary share capital of Ahold by an amount including an aggregate amount of approximately €1.0 billion, which increase will be at the expense of the available (freely distributable) share premium reserves (algemene agioreserve) of Ahold. The second amendment of the Ahold articles of association will effect the reverse stock split, whereby the number of issued Ahold ordinary shares will be reduced by a number of Ahold ordinary shares equal to the number of Ahold ordinary shares that could have been repurchased with the Ahold capital return. The third amendment of the Ahold articles of association will effect a decrease of the nominal value of the ordinary shares and subsequently approximately €1

	DELHAIZE	AHOLD

billion of such decreased amount will be repaid to the holders of issued and outstanding Ahold ordinary shares. The surplus of the decreased amount will be added to the share premium reserves.

Ahold currently expects to issue up to 495,258,318 Ahold ordinary shares to Delhaize shareholders in the merger assuming a maximum of 104,264,909 Delhaize ordinary shares that will be exchanged pursuant to the exchange ratio provided for in the merger agreement.

Share Premium Reserve

The share premium is the amount paid up on shares in excess of the nominal or par value of the Delhaize ordinary shares. At Delhaize, the share premium is used to recognize the value of equity-settled share-based payments provided to associates as part of their remuneration, treasury shares sold upon the exercise of employee stock options and related tax effects. On December 31, 2014, the share premium amounted to €2,840,454,646.

Whenever a share capital increase involves a share premium, the amount of such premium is allocated to a blocked account which constitutes, together with the share capital, the guarantee of third parties and may only be reduced or suppressed by decision of the shareholders meeting with the quorum and majority requirements provided for a reduction of the share capital. A reduction of the share capital requires the approval of a majority of at least 75% of the votes cast at an extraordinary shareholders’ meeting where at least 50% of the issued share capital is present or

Ahold will keep a share premium reserve A and a share premium reserve B to which, except as otherwise provided in the Ahold articles of association, all holders of Ahold ordinary shares will be entitled. Ahold will also keep a share premium reserve to which, except as otherwise provided in the Ahold articles of association, all holders of Ahold cumulative preferred financing shares will be entitled.

Upon (i) the conversion of any Ahold cumulative preferred financing shares into Ahold ordinary shares as described under “—Share Capital—Ahold Cumulative Preferred Financing Shares” on page 229 of this prospectus, (ii) the issuance of Ahold ordinary shares as described under “—Issuance of Ahold Ordinary Shares” on page 230 of this prospectus, (iii) the repurchase of Ahold ordinary shares as described under “—Acquisition of Ahold Ordinary Shares by Ahold” on page 231 of this prospectus, (iv) the cancellation of Ahold ordinary shares or a reduction of the share capital of Ahold as described

	DELHAIZE	AHOLD

represented. If the required quorum is not present at such meeting, the resolution for the decrease of the share capital may be adopted at a subsequent Delhaize shareholders’ meeting by a majority of at least 75% of the votes cast at such meeting without regard to the quorum present or represented at such meeting.

Should the share capital be increased with an issuance premium, the amount of such premium must be fully paid up upon subscription.

under “—Reduction of Share Capital” on page 232 of this prospectus, or (v) the conversion of any share premium into share capital relating to Ahold ordinary shares, the Ahold generalmeeting or, if the Ahold management board has been so authorized by the Ahold general meeting, the Ahold management board, will determine if and the extent to which a proposed action will be credited or debited against the share premium reserve A or the share premium reserve B. The resolution of the Ahold general meeting or the Ahold management board, as applicable, will also specify the amount of each of the share premium reserve A or share premium reserve B, as applicable, that is available for the proposed action and the impact of the proposed action on the share premium reserve A or the share premium reserve B, as applicable.

If no determination is made whether a proposed action will be credited or debited against the share premium reserve A or the share premium reserve B, the booking will be made to the share premium reserve A and the share premium reserve B proportionately.

Dividends

Annual Dividends

Under Belgian law, subject to the limitations described below, Delhaize may pay an annual dividend upon a proposal of the Delhaize board that is adopted by the Delhaize shareholders at the Delhaize shareholders’ meeting at which Delhaize’s statutory non-consolidated audited annual accounts are approved.

Annual Dividends

Under the Ahold articles of association, subject to the limitations described below, Ahold may pay an annual dividend upon a resolution by the Ahold general meeting after Ahold’s annual non-consolidated annual accounts have been adopted by the Ahold general meeting if it appears from such annual accounts that such distribution is permitted.

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Interim Dividends

Under the Delhaize articles of association, the Delhaize board may, subject to applicable Belgian law, declare interim dividends to be charged on the profit of the then-current financial year.

All dividends

At least 5% of Delhaize’s net profits must be retained for the creation of a legal reserve fund until such fund has reached 10% of Delhaize’s share capital.

In addition, dividends may only be paid if, following the dividend payment, the amount of the net assets on the date of the closing of the last financial year as shown in Delhaize’s statutory non-consolidated annual accounts is equal to, or exceeds, the sum of (i) the greater of the paid-up capital and the called up capital and (ii) the amount of the non-distributable reserves.

Irrespective of the kind of dividend distributed, all of Delhaize’s shares participate in the profits.

Distribution of profits may be made only to the extent that Ahold’s equity exceeds the sum of the paid-in and called-up part of Ahold’s issued share capital and the reserves that must be maintained pursuant to Dutch law and the Ahold articles of association.

If any Ahold cumulative preferred shares are outstanding, first priority will be given to a preferred dividend to be paid on the outstanding Ahold cumulative preferred shares. This preferred dividend will be a fixed percentage of the called-up and paid-in part of the nominal value of the Ahold cumulative preferred shares.

After payment in full of the preferred dividend with respect to any Ahold cumulative preferred shares, priority will be given to a preferred dividend to be paid on the outstanding Ahold cumulative preferred financing shares if possible. This preferred dividend will be a fixed percentage of the paid-in part of the nominal value of, and the premium paid on, the Ahold cumulative preferred financing shares.

If in any given financial year no profit is made or the profits are insufficient to allow for a full distribution on the Ahold cumulative preferred shares or the Ahold cumulative preferred financing shares, the deficit will be paid from the distributable reserves. If the reserves are not sufficient, profits earned in the subsequent years will be applied first to clear the deficit on the Ahold cumulative preferred shares and then to clear the deficit on the Ahold cumulative preferred financing shares.

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After payment in full of any such preferred dividends, the Ahold supervisory board may, in consultation with the Ahold management board, allocate part of the profits to the reserves. Any remaining profits will be at the disposal of the Ahold general meeting and may be used for distributions to the Ahold shareholders.

Interim Dividends

Subject to the prior approval of the Ahold supervisory board, the Ahold management board may make an interim distribution of profits if it appears from an interim statement of assets and liabilities that the requirements for the distribution of profits are satisfied.

Dividends in the Form of Ahold Ordinary Shares

On a proposal of the Ahold management board with the approval of the Ahold supervisory board, the Ahold general meeting may resolve to distribute a dividend in the form of Ahold ordinary shares to the holders of Ahold ordinary shares.

Distributions from Reserves

Subject to Ahold’s articles of association and Dutch law, the Ahold general meeting may resolve upon a proposal from the Ahold management board, with approval from the Ahold supervisory board, to make a distribution to the holders of Ahold ordinary shares from the reserves.

Issuance of Shares	Delhaize may issue, or grant rights to subscribe for, Delhaize ordinary shares or convertible bonds only pursuant to a resolution adopted	Under the Ahold articles of association, Ahold may issue, or grant rights to subscribe for, Ahold ordinary shares only

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(i) by the Delhaize shareholders’ meeting or (ii) the Delhaize board to the extent it is so authorized by the Delhaize shareholders’ meeting, which may authorize the Delhaize board to issue Delhaize ordinary shares (A) for a renewable period not exceeding five years and (B) up to an amount of the registered share capital at the time of the authorization.

Pursuant to a resolution adopted by the Delhaize shareholders’ meeting on May 24, 2012, the Delhaize board may, until June 21, 2017, increase the share capital on one or more occasions up to the amount of €5,094,609. Such increase may occur by contribution in cash or kind, with or without issuance of new shares, by issuance of convertible bonds or subscription rights and by limitation or cancellation of the pre-emptive rights, each time to the extent permitted by, and in accordance with, applicable laws.

pursuant to a resolution of (i) the Ahold general meeting upon the proposal of the Ahold management board with the prior approval of the Ahold supervisory board or (ii) the Ahold management board with the approval of the Ahold supervisory board to the extent the Ahold management board is so authorized by the Ahold general meeting, which may authorize the Ahold management board for a fixed period not exceeding five years (which authorization may be extended from time to time for a period not exceeding five years).

Pursuant to a resolution adopted by the Ahold general meeting on April 15, 2015, the Ahold management board may, until October 15, 2016 and subject to the approval of the Ahold supervisory board, issue a number of Ahold ordinary shares, or grant rights to subscribe for a number of Ahold ordinary shares, of up to a maximum of 10% of the issued share capital of Ahold.

Pre-emptive Rights

Upon an issuance of, or grant of rights to subscribe for, Delhaize ordinary shares or convertible bonds for cash, each existing Delhaize shareholder will have a pre-emptive right in proportion to the number of Delhaize ordinary shares that such Delhaize shareholder owns.

Pre-emptive rights may be limited or canceled in respect of any issuance of Delhaize ordinary shares by the Delhaize shareholders’ meeting or, if authorized to do so by the Delhaize shareholders’ meeting, by the Delhaize board.

Pursuant to a resolution adopted by the Delhaize shareholders’ meeting

Upon an issuance of, or grant of rights to subscribe for, Ahold ordinary shares, each existing Ahold shareholder will have a pre-emptive right to subscribe for such newly-issued Ahold ordinary shares in proportion to the aggregate number of Ahold ordinary shares held by such holder. Under the Ahold articles of association, Ahold shareholders will not have pre-emptive rights upon an issuance of, or a grant of rights to subscribe for, (i) Ahold ordinary shares to employees of Ahold or any of its subsidiaries, (ii) Ahold ordinary shares against payment in kind, (iii) Ahold cumulative preferred shares, and (iv) Ahold cumulative preferred financing shares. The holders of

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on May 24, 2012, the Delhaize board may, until June 21, 2017, limit or cancel pre-emptive rights in relation to the capital increases decided by the Delhaize board per this authorization, each time to the extent permitted by, and in accordance, with applicable laws.

Ahold cumulative preferred shares and Ahold cumulative preferred financing shares will not have pre-emptive rights in relation to the issuance of, or the grant of rights to subscribe for, any Ahold ordinary shares.

Prior to each issuance of, or grant of rights to subscribe for, Ahold ordinary shares, pre-emptive rights may be restricted or excluded by (i) the Ahold general meeting or (ii) by the Ahold management board to the extent the Ahold management board has been authorized to do so by the Ahold general meeting. The Ahold general meeting may authorize the Ahold management board as the corporate body authorized to, subject to approval of the Ahold supervisory board, restrict or exclude pre-emptive rights for a fixed period not exceeding five years, and such authorization may be extended from time to time for a period not exceeding five years.

Pursuant to a resolution adopted by the Ahold general meeting on April 15, 2015, the Ahold management board may, until October 15, 2016 and subject to the approval of the Ahold supervisory board, restrict or exclude pre-emptive rights in relation to the issuance of, or grant of rights to subscribe for, Ahold ordinary shares.

Repurchase of Shares	Subject to authorization by the Delhaize shareholders’ meeting as described below, Delhaize may acquire Delhaize ordinary shares to the extent (i) the amount to be paid for such repurchase would be available for distribution under applicable Belgian law and (ii) the aggregate par value of the Delhaize ordinary shares to be	Under the Ahold articles of association, Ahold may acquire fully paid-in Ahold ordinary shares for no consideration (om niet) at any time. Ahold may also, at any time, acquire Ahold ordinary shares, regardless of whether these have been fully paid-in or not, under universal succession of title (onder

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acquired or that are already held by Delhaize and its subsidiaries and persons acting on their behalf, does not exceed 20% of Delhaize’s issued share capital.

Under Belgian law, Delhaize may repurchase Delhaize ordinary shares only upon approval by a majority of at least 80% of the share capital present or represented at the Delhaize shareholders’ meeting, provided a quorum of shareholders holding an aggregate of at least 50% of Delhaize’s entire share capital is met at the first meeting convened to decide on the repurchase. If there is no quorum at such first meeting, then a repurchase of Delhaize ordinary shares may, at a subsequent meeting, be approved by a majority of at least 80% of the share capital present or represented without regard to the quorum present or represented at such meeting.

The authorization by the Delhaize shareholders’ meeting or Delhaize’s articles of association must specify the maximum number of Delhaize ordinary shares that may be acquired, the maximum period for which the authorization is granted (which may not exceed five years) and the price range for any such acquisition. The authorization of the Delhaize shareholders’ meeting is not required for the acquisition of fully paid-up Delhaize ordinary shares in order to transfer such Delhaize ordinary shares to employees of Delhaize.

Delhaize’s board of directors has been authorized to acquire, until May 25, 2016, up to 10% of Delhaize’s outstanding ordinary shares (which have been fully paid algemene titel), meaning that the shares themselves are acquired under specifically defined transactions under Dutch law, such as by way of a merger (juridische fusie) or a demerger (juridische splitsing). Furthermore, Ahold may acquire fully paid-in Ahold ordinary shares at any time for consideration (om baat) if (i) Ahold’s equity, after giving effect to the payment of the Ahold ordinary shares to be acquired, will be at least equal the called-up and paid-up share capital and the reserves that are required to be maintained pursuant to Dutch law and the Ahold articles of association, (ii) the aggregate nominal value of the Ahold ordinary shares to be acquired or that are already held by Ahold and its subsidiaries, or of any Ahold ordinary shares held in pledge by Ahold, does not exceed 50% of Ahold’s issued share capital, (iii) the Ahold management board has been authorized by the Ahold general meeting to acquire Ahold ordinary shares and (iv) the Ahold supervisory board has approved the acquisition of Ahold ordinary shares.

The authorization by the Ahold general meeting will remain valid for a maximum period of eighteen months and must specify the number of Ahold ordinary shares that may be acquired, the manner in which the Ahold ordinary shares may be acquired and the price range for any such acquisition. The authorization of the Ahold general meeting will not be required for the acquisition of fully paid-up Ahold ordinary shares in order to transfer such Ahold ordinary shares to employees of Ahold or any of its subsidiaries pursuant to an

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up) at a minimum unit price of €1.00 and at a maximum unit price not higher than 20% above the highest closing stock market price of Delhaize’s ordinary shares on Euronext Brussels during the twenty trading days preceding such acquisition. Such authorization also extends to the acquisition of Delhaize ordinary shares by one or more of Delhaize’s direct subsidiaries.

employee participation plan so long as the Ahold ordinary shares are listed on any securities exchange.

Pursuant to a resolution adopted by the Ahold general meeting on April 15, 2015, the Ahold management board may, until October 15, 2016 and subject to the approval of the Ahold supervisory board, cause Ahold to acquire a number of Ahold ordinary shares up to a maximum of 10% of Ahold’s issued share capital at the date of the acquisition, except that Ahold and its subsidiaries may not hold Ahold ordinary shares representing, in the aggregate, more than 10% of Ahold’s issued share capital. Ahold ordinary shares may be acquired on a securities exchange or otherwise at a price no lower than the nominal value per share and no higher than 110% of the opening price on Euronext Amsterdam on the date of the acquisition.

Reduction of Share Capital

Subject to applicable Belgian law, the Delhaize shareholders’ meeting may reduce the issued share capital by (i) repayment to the Delhaize shareholders or (ii) a full or partial release of the Delhaize shareholders’ obligations to pay up the balance of their contribution.

A reduction of the share capital requires the approval of a majority of at least 75% of the votes cast at an extraordinary shareholders’ meeting where at least 50% of the issued share capital is present or represented. If the required quorum is not present at such meeting, the resolution for the reduction of the share capital may be adopted at a subsequent Delhaize shareholders’ meeting by

Subject to applicable Dutch law, under the Ahold articles of association the Ahold general meeting may, following a proposal by the Ahold management board with the prior approval of the Ahold supervisory board and in compliance with applicable Dutch law, reduce Ahold’s issued share capital by (i) cancelling Ahold ordinary shares that are held by Ahold or for which Ahold holds depositary receipts or (ii) reducing the nominal value of the Ahold ordinary shares by amending the Ahold articles of association.

A reduction of the share capital will require the approval of (i) the Ahold general meeting, which approval requires a majority of at least two-thirds of the votes cast,

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a majority of at least 75% of the votes cast at such meeting without regard to the quorum present or represented at such meeting. A specific procedure applies in the event the rights of a group of shareholders of a similar class (if any) are prejudiced, in which case the above quorum and majority requirements also need to be applied within such class.

Creditors of Delhaize whose claims were created before publication of the proposed reduction of share capital in the Belgian State Gazette will have the right for a period of two months after such publication to demand security for any claims not yet due and payable on the date of such publication.

if less than 50% of the issued and outstanding share capital is represented at the Ahold general meeting and (ii) each group of holders of shares of a similar class (if any) whose rights are prejudiced.

Pursuant to a resolution adopted by the Ahold general meeting on April 15, 2015, any and all ordinary shares in the share capital of Ahold held or repurchased by Ahold under the authorization of the Ahold general meeting may be canceled resulting in a reduction of Ahold’s issued ordinary shares. The number of shares that will be canceled (whether or not in a tranche) is to be determined by the Ahold management board.

A reduction of issued share capital will not become effective so long as creditors of Ahold may challenge the resolution of the Ahold general meeting.

Shareholders Meetings

Under the Delhaize articles of association, Delhaize shareholders’ meetings must take place in one of the districts of the city of Brussels at the location set forth in the meeting notice.

The Delhaize annual shareholders’ meeting automatically takes place on the fourth Thursday of May at 3:00 p.m. and, if that day is not a business day, on the preceding or following business day.

Delhaize shareholders’ meetings may be called by the Delhaize board or by Delhaize’s statutory auditor. Delhaize shareholders’ meetings must be called by the Delhaize board or Delhaize’s auditor within six weeks after the request of one or more Delhaize shareholders representing one fifth of Delhaize’s share capital, which

Under the Ahold articles of association, Ahold general meetings must be held in the Netherlands in the municipalities of Zaanstad, Amsterdam, The Hague, Rotterdam, Utrecht, Amersfoort or Haarlemmermeer.

The Ahold annual general meeting must be held once a year, no later than six months after the end of Ahold’s financial year.

Extraordinary Ahold general meetings may be called by the Ahold supervisory board or the Ahold management board.

In addition, one or more Ahold shareholders representing collectively at least one-tenth of Ahold’s issued share capital may request that an extraordinary Ahold general meeting be

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request must include the items to be dealt with at the Delhaize shareholders’ meeting.

A Delhaize shareholders’ meeting must be held within two months from the date upon which Delhaize discovers or should have discovered that the ratio of Delhaize’s net assets (on a non-consolidated basis) to share capital is less than 50%. This procedure also applies when the ratio has further decreased to less than 25%.

convened by the Ahold supervisory board or the Ahold management board. If an Ahold general meeting has not been held within six weeks of such Ahold shareholders’ request, the Ahold shareholders that have made such request may, in accordance with the Ahold articles of association and Dutch law, call the Ahold general meeting. Alternatively, if such Ahold shareholders have requested the Ahold supervisory board or the Ahold management board to call the Ahold general meeting and if such board does not call the Ahold general meeting, such Ahold shareholders may request authorization to call an extraordinary Ahold general meeting from a district court in the Netherlands.

An extraordinary Ahold general meeting must be held within three months from the date it becomes apparent to the Ahold management board that Ahold’s equity has decreased to an amount equal to, or lower than, 50% of the paid-up part of its share capital.

Notice and Record Date of Shareholders’ Meetings

Meeting Notice

Under Belgian law, notice of a Delhaize shareholders’ meeting must be given at least thirty days prior to the date of the Delhaize shareholders’ meeting.

Delhaize must generally also publish the meeting notice in the Belgian State Gazette, in a newspaper with nation-wide distribution and in media that are reasonably considered to have an effective public distribution in the European Economic Area and that are easily accessible in a non-discriminatory manner, in each case, at least thirty days prior to

Meeting Notice

Under Dutch law, notice of an Ahold general meeting must be given by the Ahold management board or the Ahold supervisory board at least forty-two days prior to the date of the Ahold general meeting. If the meeting notice is not given forty-two days prior to the date of the Ahold general meeting, no resolutions may be adopted other than by a unanimous vote of the entire issued share capital.

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the Delhaize shareholders’ meeting.

The meeting notices must include, among other matters, (i) the place, date and time of the general meeting, (ii) the agenda, stating the subjects to be discussed and the proposed resolutions, (iii) a description of the formalities that the shareholders must fulfill to be admitted to the general meeting and to exercise their voting right, as well as certain information items, (iv) the applicable record date and (v) website and address information as to where additional information will be made available or may be requested.

If the applicable meeting notice formalities have not been timely complied with, the shareholders’ meeting can only validly take decisions if all shareholders are present or represented and waive the relevant formalities.

Record Date

The record date for a Delhaize shareholders’ meeting is the 14th day prior to the date of such Delhaize shareholders’ meeting.

The meeting notice must be published on Ahold’s website. The meeting notice must include, among other matters, an agenda indicating the place, time and date of the meeting and the subjects to be dealt with at the meeting.

Record Date

The record date for an Ahold general meeting will be the 28th day prior to the date of such Ahold general meeting.

Requirements for Submitting Shareholder Proposals	Under Belgian law and the Delhaize articles of association, Delhaize shareholders representing individually or together at least 3% of the issued share capital may request to have a matter included in the agenda of a Delhaize shareholders’ meeting, if such request has been submitted in writing to the Delhaize board no later than the twenty second day prior to the date of the relevant Delhaize shareholders’ meeting.

Under Dutch law, Ahold shareholders representing individually or together at least 3% of Ahold’s issued share capital (or representing such lower threshold as the articles of association of a company may prescribe) may request to have a matter included in the meeting notice and agenda of an Ahold general meeting, if Ahold has received such request no later than 60 days prior to the date of the relevant Ahold general meeting.

The Ahold articles of association provide that Ahold shareholders representing individually or

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collectively at least 1% of the issued share capital or representing a value of at least €50,000,000 may request to have a matter included in a meeting notice in accordance with the procedural requirements described above.

Attendance of Shareholders’ Meeting	Each person who is a Delhaize shareholder on the record date may attend the Delhaize shareholders’ meeting if such person has notified Delhaize, no later than six days prior to the date of the Delhaize shareholders’ meeting, of its intention to attend such meeting in writing.	Each person who is an Ahold shareholder on the record date may attend the Ahold general meeting if such person or such person’s proxy has notified Ahold, prior to the Ahold general meeting, of its intention to attend such meeting in writing.

Voting Rights	Under Belgian law and the Delhaize articles of association, Delhaize shareholders are entitled to one vote per Delhaize ordinary share. No votes may be cast at a Delhaize shareholders’ meeting in respect of Delhaize ordinary shares that are held by Delhaize or its subsidiaries.	Under the Ahold articles of association, each holder of shares of Ahold is entitled to one vote with respect to that number of shares of Ahold that represents the nominal value of one Ahold ordinary share. As a result, holders of Ahold ordinary shares will be entitled to one vote per Ahold ordinary share, holders of Ahold cumulative preferred shares (if any are outstanding) will be entitled to 50,000 votes per Ahold cumulative preferred share and holders of Ahold cumulative preferred financing shares will be entitled to one vote per Ahold cumulative preferred financing share. Pursuant to a contractual arrangement between Ahold and the holders of (depositary receipts of) Ahold cumulative preferred financing shares, the total number of votes that can be exercised by holders of Ahold cumulative preferred financing shares is 74,362,963 (approximately 0.28 votes per Ahold cumulative preferred financing share). No votes may be cast at an Ahold general meeting in respect of shares that are held by Ahold or its subsidiaries.

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Quorum and Voting Requirements

Under Belgian law and the Delhaize articles of association, there is generally no quorum requirement.

Any action to be taken by the Delhaize shareholders must be approved by a majority of the votes cast, except if another majority of votes is required by Belgian law or the Delhaize articles of association.

Each of the following actions, among others, may only be taken if at least 50% of the share capital is present or represented at the first Delhaize shareholders’ meeting and if such action is approved by at least 75% of the votes cast: (i) amendments to Delhaize’s articles of association (other than amendments to the corporate purpose and an authorization to repurchase own shares for which an 80% majority requirement applies), (ii) capital increases and decreases, as well as limitations or cancelations of the pre-emptive rights with respect to a capital increase and (iii) mergers and demergers.

Resolutions of the Ahold general meeting will require the approval by a majority of the votes cast without a quorum requirement, except if another majority of votes or quorum is required by Dutch law or the Ahold articles of association. If the votes on any proposal other than the election of persons are equally divided, such proposal has been rejected. Blank votes and invalid votes will not be counted. Unless Dutch law or the Ahold articles of association require a larger majority or a higher quorum requirement, resolutions proposed to be adopted by the Ahold general meeting by Ahold shareholders require the approval by a majority of the votes cast and such majority must represent at least one third of the issued share capital.

Each of the following resolutions, among others, must be adopted by a majority of the votes cast at the Ahold shareholders’ meeting, provided such majority represents at least one-third of the issued share capital of Ahold: (i) amendments to Ahold’s articles of association and (ii) resolution of a matter requested by Ahold shareholder(s) holding 1% of the issued share capital or representing a value of at least €50,000,000.

Each of the following resolutions, among others, must be adopted by a majority of at least two-thirds of the votes cast at the Ahold shareholders’ meeting, if less than one-half of the issued and outstanding capital is represented at the meeting: (i) restrictions on, or exclusions of, pre-emptive rights and (ii) a reduction or cancellation of Ahold’s share capital.

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Actions by Written Consent of Shareholders	Under Belgian law, Delhaize shareholders may take action by unanimous written consent without a meeting.	Under Dutch law, shareholders may take action by written consent without a meeting if provided for in the articles of association. The Ahold articles of association will not provide for action to be taken by Ahold shareholders without a meeting.

Board Structure and Composition	Delhaize is managed by a board of directors consisting of at least three members. The Delhaize board is currently composed of eleven members.

Ahold will have a two-tier board structure. The Ahold management board will be responsible for the overall management of Ahold. The Ahold management board will be supervised and advised by the Ahold supervisory board.

Management Board

Effective as from the effective time, the Ahold management board will consist of six members.

Supervisory Board

Effective as from the effective time, the Ahold supervisory board will be composed as follows: (i) seven members to be designated by Delhaize before the merger publication date (referred to under the section “—Extraordinary General Meetings of Shareholders of Ahold and Delhaize Shareholders” beginning on page 111 of this prospectus); and (ii) seven current members of the Ahold supervisory board (or new members to be designated by Ahold prior to the effective time) who will continue to serve on the Ahold supervisory board.

Nomination and Election of Directors	Under Belgian law, each member of the Delhaize board is elected by a resolution of the Delhaize shareholders adopted at the Delhaize shareholders’ meeting (by a majority of the votes cast). The Delhaize board, upon recommendation of its Governance and Nomination	Under the Ahold articles of association, each member of the Ahold management board and Ahold supervisory board will be elected by a resolution adopted by the Ahold general meeting. The Ahold supervisory board will make a non-binding nomination for the election of each candidate.

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	Committee, makes a non-binding nomination for the election of each director candidate.	A resolution to elect a person to the Ahold management board or Ahold supervisory board, as applicable, nominated by the Ahold supervisory board, must be adopted by a majority of the votes cast. A resolution to elect a person to the Ahold management board or Ahold supervisory board, as applicable, not nominated by the Ahold supervisory board, must be adopted by a majority of the votes cast, representing at least one-third of the issued share capital of Ahold. If a majority of the votes cast is in favor of the resolution to elect such person to the Ahold management board or Ahold supervisory board, as applicable, but such majority does not represent at least one-third of the issued share capital of Ahold, a new meeting may be convened at which the resolution may be passed by a majority of the votes cast, regardless of the proportion of the capital represented at such meeting.

Filling of Vacancies	Under Belgian law and the Delhaize articles of association, the Delhaize board may appoint a director to fill a vacancy on the Delhaize board for the remaining term of the applicable vacant board seat. Such appointment is to be confirmed by the Delhaize shareholders’ meeting at its next meeting.	Under the Ahold articles of association, the Ahold management board will request that the Ahold supervisory board, within sixty days, nominate a person for election by the Ahold general meeting to fill a vacancy on the Ahold management board or Ahold supervisory board.

Term of Office	Under Belgian law and the Delhaize articles of association, a board member of a limited liability company may be elected for a maximum period of six years and may be re-elected for additional terms of up to six years.

Management Board

Under the Ahold articles of association, a member of the Ahold management board will be elected for a maximum period of four years and may be re-elected for subsequent four-year terms.

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Starting with the director elections at the 2015 annual Delhaize shareholders’ meeting, the Delhaize board established a four year term for the initial and subsequent terms of independent directors, with each independent director to serve for a maximum of three four-year terms. The term for directors who are not considered independent by the Delhaize board at the time of their election has been set at three years.

Supervisory Board

Under the Ahold articles of association, a member of the Ahold supervisory board will be elected for a maximum period of four years and may be re-elected for subsequent four-year terms, except that a member of the Ahold supervisory board may not serve for more than 12 years.

Removal and Suspension of Directors	Under Belgian law, Directors may be removed from office at any time by a majority of the votes cast at any Delhaize shareholders’ meeting.

Under the Ahold articles of association, members of the Ahold management board or the Ahold supervisory board may be suspended or dismissed by resolution of a majority of the votes cast at the Ahold general meeting, if such majority represents at least one third of the issued share capital. If such resolution has been adopted by a majority of the votes cast, but such majority did not represent at least one third of the issued share capital, the resolution may be adopted at a subsequent Ahold general meeting by a majority of the votes cast without regard to the proportion such majority represents relative to the share capital represented at such meeting.

If the proposal to suspend or dismiss a member of the Ahold management board or the Ahold supervisory board was made by the Ahold supervisory board, such member may be suspended or dismissed by resolution of a majority of votes without a quorum being required.

In addition, the Ahold supervisory board may at any time suspend a member of the Ahold management board.

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Within three months after a suspension by either the Ahold general meeting or, in the case of a member of the Ahold management board, the Ahold supervisory board, the Ahold general meeting must either terminate or extend the suspension for a maximum period of an additional three months.

Conflicts of Interest	Under Belgian law, a member of the Delhaize board must notify the other directors of any conflict of interest and comply with other procedural requirements under Belgian law and may not participate in the deliberations or the vote on any decision or transaction in relation to which he or she has a personal financial interest that conflicts with such decision or transaction.	Each member of the Ahold management board is required to immediately report any potential conflict of interest to the chairman of the Ahold supervisory board and to the other members of the Ahold management board and provide them with all relevant information. Each member of the Ahold supervisory board is required to immediately report any potential conflict of interest to the chairman of the Ahold supervisory board and provide him or her with all relevant information. The chairman of the Ahold supervisory board determines whether there is a conflict of interest. The chairman of the Ahold supervisory board is required to immediately report any potential conflict of interest regarding himself to the vice-chairman of the Ahold supervisory board and provide him with all relevant information. In such case, the vice-chairman of the Ahold supervisory board determines whether there is a conflict of interest. If a member of the Ahold supervisory board or a member of the Ahold management board has a conflict of interest with Ahold, the member may not participate in the discussions and/or decision-making process on subjects or transactions relating to the conflict of interest. If as a result of conflict(s) of interest, no resolution can be adopted by the Ahold management board, the

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resolution may be adopted by the Ahold supervisory board. If as a result of conflict(s) of interest, no resolution can be adopted by the Ahold supervisory board, the resolution may be adopted by the Ahold general meeting of shareholders.

Liability and Indemnity of Directors

Under Belgian law, members of the Delhaize board may be liable to Delhaize for damages in the event of improper or negligent performance of their duties. They may be jointly and severally liable for damages to Delhaize and to third parties for violation of the Delhaize articles of association or of certain provisions under Belgian law. In certain circumstances, they may also incur additional specific civil and criminal liabilities.

Delhaize has undertaken to indemnify the members of the Delhaize board to the maximum extent permitted by law and to the extent insurance cannot be obtained, subject to exceptions in the case of fraud or willful misconduct by the directors.

Under Dutch law, current and former members of the Ahold management board and Ahold supervisory board may be liable to Ahold for damages in the event of improper or negligent performance of their duties. They may be jointly and severally liable for damages (i) to Ahold for violation of the Ahold articles of association or of certain provision under Dutch law and (ii) to third parties for violation of certain provisions under Dutch law. In certain circumstances, they may also incur additional specific civil and criminal liabilities.

Under the Ahold articles of association, Ahold will reimburse the current and former members of the Ahold management board and the Ahold supervisory board for (i) the reasonable costs of defending against claims based on acts or the failure to act in the exercise of their duties or any other duties current or previously performed by them at Ahold’s request, (ii) any damages or fines payable by them as a result of such acts or failure to act and (iii) the reasonable costs of appearing in other legal proceedings in which they are involved as current or former members of the Ahold management board or Ahold supervisory board. However, these persons will not be entitled to reimbursement if and to the extent that (A) a Dutch court or arbitral tribunal (if applicable) has

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determined in a final and conclusive decision that the act or failure to act of the person concerned can be characterized as willful (opzettelijk), intentionally reckless (bewust roekeloos) or seriously culpable (ernstig verwijtbaar) conduct, unless Dutch law provides otherwise or this would, in view of the circumstances of the case, be unacceptable according to standards of reasonableness and fairness or (B) the costs or financial loss of the person concerned are covered by insurance and the insurer has paid out the costs or financial loss.

Amendment of Articles of Association

A resolution to amend the Delhaize articles of association must be adopted by a majority of at least 75% of the votes cast at a Delhaize shareholders’ meeting at which at least 50% of the issued share capital is present or represented, except that for a change of the corporate purpose as included in the articles of association or an authorization to repurchase shares, a majority requirement of 80% applies.

If the required quorum is not present at such meeting, such resolution may be adopted at a subsequent Delhaize shareholders’ meeting by a majority of at least 75% of the votes cast at such meeting without regard to the proportion such majority represents relative to the share capital represented at such meeting.

A resolution of the Delhaize shareholders’ meeting to amend the Delhaize articles of association which would change the rights of the holders of Delhaize shares of a particular class requires the prior

Except if the proposal to amend the Ahold articles of association was made by the Ahold management board with the approval of the Ahold supervisory board, a resolution by the Ahold general meeting to amend the Ahold articles of association must be adopted by a majority of the votes cast and such majority must represent at least one third of Ahold’s issued share capital.

If the resolution to amend the Ahold articles of association has been adopted by a majority of the votes cast, but such majority did not represent at least one third of Ahold’s issued share capital, the resolution may be adopted at a subsequent Ahold general meeting by a majority of the votes cast without regard to the proportion such majority represents relative to the share capital represented at such meeting.

If the proposal to amend the Ahold articles of association was made by the Ahold management board with the approval of the Ahold supervisory board, a

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approval of the meeting of holders of shares of that particular class in accordance with the voting requirements described above.

resolution by the Ahold general meeting to amend the Ahold articles of association must be adopted by a majority of the votes cast without a quorum requirement.

A resolution of the Ahold general meeting to amend the Ahold articles of association which would change the rights of the holders of Ahold shares of a particular class requires the prior approval of the meeting of holders of shares of that particular class.

Approval of Certain Transactions

Under Belgian law and the Delhaize articles of association, the Delhaize board is vested with the broadest powers to accomplish all necessary or useful acts in order to achieve the corporate purpose of the company. It is empowered to carry out any act that is not reserved by law to the Delhaize shareholders’ meeting. This includes, among others, the exclusive competence of the shareholders’ meeting to grant any rights which may impact Delhaize’s assets, or create a debt or obligation for Delhaize, in the event of a change of control.

A legal merger or demerger as well as similar corporate transactions requires approval by Delhaize shareholders.

Under the Ahold articles of association, resolutions of the Ahold management board regarding a significant change in the identity or nature of Ahold or its businesses must be approved by the Ahold supervisory board and the Ahold general meeting.

Significant changes in the identity or nature of Ahold or its businesses include: (i) the transfer of the enterprise or practically the entire enterprise to a third party; (ii) concluding or canceling any long-lasting cooperation by Ahold or a subsidiary with any other legal person or company or as a fully liable general partner of a limited partnership or a general partnership (provided that such cooperation or the cancellation thereof is of essential importance to Ahold); or (iii) acquiring or disposing of a participating interest in the capital of a company with a value of at least one-third of the sum of Ahold’s assets according to the consolidated balance sheet with explanatory notes thereto according to the last adopted annual accounts of Ahold, by Ahold or a subsidiary.

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The approval of the Ahold general meeting will generally also be required for a merger or demerger of Ahold.

Dissolution and Liquidation

Under Belgian law and the Delhaize articles of association, Delhaize may be dissolved with the approval of a majority of at least 75% of the votes cast at an extraordinary Delhaize shareholders’ meeting if at least 50% of the share capital is present or represented at such meeting.

If the required quorum is not present at such meeting, such resolution may be adopted at a subsequent Delhaize shareholders’ meeting by a majority of at least 75% of the votes cast at such meeting without regard to any quorum requirement.

If Delhaize is dissolved, the liquidation must be carried out by liquidators appointed by the Delhaize shareholders’ meeting, which appointment must be ratified by a competent court. If the liquidators are not appointed by the Delhaize shareholders’ meeting, the liquidation must be carried out by the Delhaize board in charge at the time acting as a liquidation committee.

In the event of a dissolution and liquidation of Delhaize, the net assets remaining after payment of all debts and liquidation expenses (on a non-consolidated basis) will be distributed on a pro rata basis to the Delhaize shareholders. If the Delhaize ordinary shares have not equally been paid up, the liquidators must take such disparity into account before distributing such net assets and establish a balanced distribution either by calling for additional funds from Delhaize shareholders

Under the Ahold articles of association, Ahold may be dissolved by a resolution of the Ahold general meeting upon the proposal of the Ahold management board with the prior approval of the Ahold supervisory board. If the Ahold general meeting has adopted a resolution to dissolve Ahold, the members of the Ahold management board will act as liquidators under the supervision of the Ahold supervisory board. During such liquidation, the provisions of the Ahold articles of association will remain in force to the fullest extent possible.

Ahold’s surplus assets after satisfaction of its debts will be divided as follows: (i) firstly, the holders of any Ahold cumulative preferred shares will, if possible, be paid the par value amount of their shares or, if those shares are not fully paid in, the amount paid thereon, plus an amount equal to the applicable dividend percentage of the amount called up and paid in on the Ahold cumulative preferred shares calculated since the day following the period over which the last dividend on those shares was paid; (ii) secondly, the holders of Ahold cumulative preferred financing shares will, if possible, be paid the par value amount of their shares, plus the applicable dividend percentage of the sum of the amount paid in and the premium paid on such shares at their issue calculated since the first day of the financial year following the financial year over which the last dividend on those shares was paid minus any

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who have not fully paid up their shares or by first reimbursing a portion of the shares that have been fully paid up.

The Belgian company law procedure which applies if the ratio of Delhaize’s net assets (on a non-consolidated basis) to share capital is less than 50% (and which applies again if such ratio decreases below 25%) requires the Delhaize shareholders’ meeting to deliberate and decide on the dissolution of the company. If Delhaize’s net assets would have fallen below the statutory minimum capital of €61,500, each interested party can file an action in court to request the judicial dissolution of the company.

distributions paid over such period, except that if the surplus assets are insufficient to make the distributions referred to in this clause (ii), the available surplus assets will be distributed pro rata to the amounts that would have been paid had such assets been sufficient; (iii) thirdly, the holders of Ahold ordinary shares will, if possible, be paid the par value amount of their shares, plus a part of the capital surplus to which holders of Ahold ordinary shares are entitled; (iv) fourthly, any remaining balance will be used to pay to the holders of founders’ shares 10% of such amount after deducting the excess amount of the general reserve and of the other reserves created from the allocation of profits over the reserves shown on the balance sheet as of December 31, 1961; and (v) fifthly, any remaining balance will be for the benefit of the holders of Ahold ordinary shares in proportion to the total nominal value of the Ahold ordinary shares held by each of them.

Disclosure of Significant Share Ownership	Pursuant to the Belgian law of May 2, 2007 on the disclosure of certain significant shareholdings, all persons must notify Delhaize and the Belgian Financial Services and Markets Authority (referred to in this prospectus as the FSMA) in the following circumstances: (i) acquisition or disposal of voting securities, voting rights or financial instruments that are treated as voting securities; (ii) when certain share ownership thresholds are met without any acquisition or disposal; (iii) when persons acting in concert meet certain share ownership thresholds or a change in the nature of an agreement to act in concert; (iv)

Pursuant to the FSA, any person who directly or indirectly acquires or disposes of an actual or potential interest in the capital or voting rights of Ahold must immediately notify the AFM by means of a standard form, if, as a result of such acquisition or disposal, the percentage of capital interest or voting rights held by such person in Ahold reaches, exceeds or falls below any of the following thresholds: 3%, 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% and 95%.

A notification requirement will also apply if a person’s capital interest or voting rights reaches,

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where a previous notification concerning the ownership of voting securities has changed; (v) the acquisition or disposal of the control of an entity that holds the voting securities; and (vi) where the company introduces additional notification thresholds in the articles of association, in each case, where the percentage of voting rights attached to the securities held by such persons meets, exceeds or falls below 5% and increments of 5% (e.g., 10%, 15%, 20% etc.) and the additional thresholds provided in the articles of association. Delhaize has provided for an additional threshold of 3% in the Delhaize articles of association.

The notification must be made without delay and at the latest within 4 trading days following the acquisition or disposal of the voting rights triggering the threshold in order to avoid the suspension of these voting rights.

exceeds or falls below the above mentioned thresholds as a result of a change in Ahold’s total issued share capital or voting rights.

If such threshold is crossed pursuant to a change in Ahold’s issued share capital a notification has to be made no later than the fourth trading day after the AFM has published Ahold’s notification of the change in its issued share capital. Ahold will be required to notify the AFM immediately of the changes to its issued share capital or voting rights if its issued share capital or voting rights have changed by 1% or more since Ahold’s prior notification. Ahold must furthermore notify the AFM within eight days after each quarter, in the event its issued share capital or voting rights has changed by less than 1% in that relevant quarter since Ahold’s prior notification.

In addition, every holder of 3% or more of Ahold’s share capital or voting rights whose interest at midnight on December 31 of any year has a different composition than in a prior notification to the AFM must notify the AFM within four weeks.

Mandatory Public Offer	Pursuant to the Belgian law of April 1, 2007 on public takeovers, the Royal Decree of April 27, 2007 on public takeovers and the Royal Decree of April 27, 2007 on squeeze-out bids, and in accordance with EU Directive 2004/25/EC, if a person, as a result of its own acquisition or the acquisition by persons acting in concert with it or by persons acting for its account, directly or indirectly holds 30% or more of Delhaize’s voting securities (directly or through ADSs), a	Pursuant to the FSA, and in accordance with EU Directive 2004/25/EC, any person who acquires, alone or by acting in concert with others, directly or indirectly, the ability to exercise at least 30% of the voting rights in the Ahold general meeting (whether directly or through the holding of Ahold ADSs) is generally required to make a public offer for all of Ahold’s issued shares at a fair price. A fair price is a price which is equal to the highest price paid by such

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	mandatory offer must generally be launched on all Delhaize ordinary shares and other voting securities of Delhaize. Prior to making a bid, a bidder must publish a prospectus that has been approved by the FSMA prior to publication.	person or the persons acting in concert with it for the shares in the year prior to the announcement of the offer or, in the absence of such a purchase, the average share price in the year prior to the announcement of the offer. If a 30% shareholder fails to make a public offer, the enterprise chamber of the court of appeal in Amsterdam (Ondernemingskamer van het Gerechtshof te Amsterdam) may require such shareholder to do so upon the request of, among others, Ahold or any of the Ahold shareholders. It is generally prohibited to launch a public offer for Ahold ordinary shares unless the offer document has been approved by the AFM.

Squeeze-Out

Under Belgian law, a person or persons, acting alone or in concert, that own together 95% of the voting securities of Delhaize are entitled to acquire the totality of the voting securities of Delhaize following a squeeze-out offer. The securities that are not voluntarily tendered in response to such an offer are deemed to be automatically transferred to such person at the end of the procedure. The consideration for the securities must be in cash and must represent the fair value (verified by an independent expert) of such securities.

The offeror that has made a public offer is also entitled to start “simplified” squeeze-out proceedings with respect to Delhaize shareholders if, following the public offer, the offeror holds at least 95% of the outstanding share capital and represents at least 95% of the total voting rights of Delhaize. In such case, the bidder may require that all remaining Delhaize

Under Dutch law, a shareholder who for his own account holds at least 95% of Ahold’s issued and outstanding share capital may initiate proceedings against Ahold’s other shareholders to acquire their shares. The proceedings will be held before the enterprise chamber of the court of appeal in Amsterdam (Ondernemingskamer van het Gerechtshof te Amsterdam) and must be instituted by means of a writ of summons served upon each of the minority shareholders in accordance with the provisions of the Dutch Code of Civil Procedure (Wetboek van Burgerlijke Rechtsvordering). The enterprise chamber may only grant the claim for squeeze-out in relation to all minority Ahold shareholders and will determine the price to be paid for the shares, if necessary, after the appointment of one or three experts who will offer an opinion to the enterprise chamber on the value to be paid for the shares of the minority Ahold shareholders. Once the order to transfer

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shareholders sell their securities to the offeror at the offer price of the takeover bid.

becomes final before the enterprise chamber, the person acquiring the shares must give written notice of the date and place of payment and the price to be paid to those holders of the shares whose addresses are known to such person. Unless the addresses of all such shareholders are known to such person, such person will be required to publish the same in a daily newspaper with nationwide circulation.

An offeror that has made a public offer will also be entitled to start takeover squeeze-out proceedings with respect to Ahold shareholders if, following the public offer, the offeror holds at least 95% of the issued and outstanding share capital and represents at least 95% of the total voting rights of Ahold. The claim for a takeover squeeze-out will need to be filed with the enterprise chamber within three months following the expiration of the acceptance period of the offer. The enterprise chamber may only grant the claim for squeeze-out in relation to all minority Ahold shareholders and will determine the price to be paid for the shares, if necessary, after the appointment of one or three experts who will offer an opinion to the enterprise chamber on the value to be paid for the shares of the Ahold shareholders. The offer price will be assumed to be reasonable if the offer was a mandatory offer by the offeror or if at least 90% of the shares for which the public offer was made were acquired in the offer.

Sell-Out Rights	Under Belgian law, within three months following the expiration of an offer period related to a public takeover bid, holders of voting securities of Delhaize may require	Under the FSA, each minority shareholder that has not previously tendered its shares pursuant to a public offer has the right to require the holder of at

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	the offeror, if it owns at least 95% of the share capital and 95% of the voting securities of Delhaize following a takeover bid, to buy their securities at the price of the takeover, on the condition that, in the case of a voluntary takeover offer, the offeror has acquired, through the acceptance of the public takeover bid, securities representing at least 90% of the share capital subject to the takeover bid.	least 95% of the issued and outstanding share capital of Ahold and representing at least 95% of the total voting rights in the Ahold general meeting to purchase its shares. The claim will need to be filed with the enterprise chamber within three months following the expiration of the acceptance period of the offer. With regard to price, the same procedure for determining a fair price in a takeover squeeze-out will apply.

Anti-Takeover Provisions	Under Belgian law, the authorization of the Delhaize board to increase Delhaize’s share capital through contributions in kind or in cash with cancellation or limitation of the pre-emptive rights of the existing shareholders is suspended if Delhaize is notified by the FSMA of a public takeover bid on Delhaize’s financial instruments. However, any commitments by the Delhaize board that have been validly entered into prior to the receipt of such notification are exempted from such suspension. In addition, the Delhaize shareholders may expressly authorize the Delhaize board in advance and for a maximum period of three years to increase the share capital by issuing shares in an amount of not more than 10% of the existing shares at the time of such a public takeover bid. The issuance price of such shares must be at least equal to the price offered by the bidder and the shares must be fully paid-up upon issuance. Currently, the Delhaize board has not been authorized by the Delhaize shareholders’ meeting to use its authorized capital for such purposes.

Ahold and the Ahold Foundation entered into an agreement, which was restated on December 15, 2003, pursuant to which the Ahold Foundation has the right to acquire from Ahold a number of Ahold cumulative preferred shares in Ahold’s share capital with a nominal value of €500 each such that the total nominal value of the Ahold cumulative preferred shares so acquired is equal to (a) the total nominal value of all Ahold ordinary shares and all Ahold cumulative preferred financing shares, in each case issued and outstanding at the time of exercising the Ahold Foundation call option, minus (b) the total nominal value of any Ahold cumulative preferred shares held by the Ahold Foundation at such time. Each Ahold cumulative preferred share gives its holder the right to 50,000 votes and a cumulative dividend. As of December 31, 2015, there were no Ahold cumulative preferred shares issued and outstanding.

The Ahold Foundation is an independent entity with its own independent directors. Subject to the limits set by its articles of association and Dutch law, the Ahold Foundation determines, in its sole discretion, whether or not

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to exercise the call option and any resulting voting power. The Ahold Foundation’s articles of association provide that its objective is to safeguard the interests of Ahold and all its stakeholders and to resist, to the best of its ability, influences that might conflict with those interests by affecting Ahold’s continuity, independence or identity.

The issuance of the Ahold cumulative preferred shares may have the effect of preventing, discouraging or delaying an unsolicited attempt to achieve a change of control or management and may enhance the ability of the Ahold boards to review and consider any proposals or actions of a bidder and/or any alternative course of action.

Class Actions, Shareholder Derivative Suits and Other Minority Shareholder Rights

Under Belgian law, class actions are generally not available to Delhaize shareholders.

Belgian law does not grant Delhaize shareholders a direct right to enforce rights that could be asserted by Delhaize. Instead, the Delhaize shareholders’ meeting may enforce Delhaize’s rights against its directors in a derivative suit on behalf of Delhaize through a judicial process if certain conditions are met.

Under Dutch law, a foundation or association whose objective is to protect specific rights of a group of persons having similar interests may commence a collective action against Ahold.

Shareholders may also request an investigation into the affairs of Ahold. One or more shareholders representing at least 10% of the issued share capital of Ahold will be entitled to file a complaint against Ahold with the enterprise chamber of the Amsterdam court of appeals and request the enterprise chamber to order an investigation. The complaint must relate to mismanagement of Ahold. Before submitting the complaint to the enterprise chamber, shareholders must (i) notify the Ahold management board and the Ahold supervisory board in writing of their objections to the policy or conduct of business and (ii) grant a period in

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Under Belgian law, minority shareholders of Delhaize may bring a derivative suit on behalf of Delhaize against directors of Delhaize under certain circumstances. Delhaize shareholders are only entitled to file such suit if, on the day of the Delhaize shareholders’ meeting which granted waiver of liability to the directors, the minority shareholder or shareholders (i) voted against that waiver and (ii) either represented 1% of the votes of all outstanding shares or owned shares representing at least €1,250,000 of the capital of Delhaize.

If an individual Delhaize shareholder suffered a harm different than that of Delhaize, Belgian law provides for the possibility to bring an action in the shareholder’s own name (as opposed to a derivative suit) against directors of Delhaize who violated certain provisions under Belgian law, the Delhaize articles of association, the general duty of care or any provision imposing a specific obligation of a non-contractual nature.

which Ahold can review the objections and take measures.

In the event a third party is liable to Ahold for damages suffered by Ahold, only Ahold can bring a civil action against that party. Individual shareholders will not have the right to bring an action on behalf of Ahold. Only in the event that the cause for the liability of a third party to Ahold also constitutes a tortious act directly against a shareholder will that shareholder have an individual right of action against such third party in its own name.

Rights of Inspection

All shareholders are granted specific information rights under Belgian law.

Most of these information rights relate to shareholders’ meetings. These include the right to have access to and to obtain copies at no cost of (i) the text of the convening notices and the revised agenda (if any), (ii) the total number of shares and voting rights, (iii) the documents that will be submitted to the shareholders’ meeting (annual accounts and reports, as well as special (board or verification) reports), (iv) a

Ahold must ensure that its annual accounts, annual report, audit statement and other additional information as prescribed by Dutch law are available at its office from the day of the notice convening the general meeting at which the same are to be considered. Ahold shareholders or Ahold ADS holders may inspect the documents at Ahold’s office and obtain a copy thereof free of charge.

Under Dutch law, the Ahold management board must provide, if requested by an Ahold

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resolution proposal or, where no resolution is proposed to be adopted, a comment from the Delhaize board of directors for each item on the agenda of the meeting, (v) any resolution proposals filed by shareholders as soon as practicable after Delhaize receives them and (vi) the forms that may be used to vote by proxy and postal voting and other documentation pertaining to the shareholders’ meeting. These documents may be accessed on business days and during normal office hours at the registered office of Delhaize or on its website as from the date of publication of the convening notice. In addition, holders of registered shares will receive the above mentioned documentation together with the convening notice for the shareholders’ meeting.

Under Belgian law, all shareholders also have the right to inspect the share register of Delhaize. Shareholders have the right to inspect the entire share register. This right of inspection must be exercised at the registered office of Delhaize.

shareholder, usufructuary or pledgee of shares of Ahold, an extract from the shareholders register relating to his or her title to a share free of charge.

Listing	The Delhaize ordinary shares are listed on Euronext Brussels and the Delhaize ADSs are listed on the New York Stock Exchange.	The Ahold ordinary shares are listed on Euronext Amsterdam. It is a condition to the consummation of the merger that the Ahold ordinary shares to be issued to the Delhaize shareholders and Delhaize ADS holders as part of the merger have been approved for admission to listing and trading on Euronext Amsterdam and Euronext Brussels. The Ahold ordinary shares and Ahold ADSs to be issued to Delhaize shareholders and Delhaize ADS holders as part of the merger will not be listed on any securities exchange in the

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United States, such as the New York Stock Exchange or Nasdaq Stock Market.

Distributions Other Than Cash, Shares or Rights for ADSs	If the Delhaize depositary does not distribute property other than cash, Delhaize ordinary shares or rights to purchase additional Delhaize ordinary shares to Delhaize ADS holders, it may sell the property. The net proceeds of such a sale will be distributed to Delhaize ADS holders as in the case of a cash distribution.	If the depositary does not distribute property other than cash, Ahold ordinary shares or rights to purchase additional Ahold ordinary shares to Ahold ADS holders, it may sell the property. The net proceeds of such a sale (net of fees, expenses, taxes and governmental charges) will be distributed to Ahold ADS holders as in the case of a cash distribution. If the depositary is unable to sell such property, it may dispose of such property for the account of the Ahold ADS holders in any way the depositary deems reasonably practicable under the circumstances, including for nominal or no consideration.

Voting of ADSs	Under the Delhaize deposit agreement, Delhaize may request the Delhaize depositary to provide to Delhaize copies of any voting instructions the Delhaize depositary receives as promptly as practicable after receipt of such instructions. In addition, under the terms of the Delhaize deposit agreement, Delhaize ADS holders who have delivered voting instructions agree that such voting instructions may, at the request of Delhaize, be disclosed by Delhaize, for purposes of compliance with Belgian law, in connection with any shareholders’ meeting of Delhaize, whether prior, during or after such shareholders’ meeting.

Under the Ahold deposit agreement, Ahold may request the depositary to provide to Ahold copies of any voting instructions the depositary receives as promptly as practicable after receipt of such instructions.

	Unless otherwise indicated in a meeting notice distributed by the Delhaize depositary, if the Delhaize depositary receives from a Delhaize ADS holder (who has otherwise satisfied all conditions	Unless otherwise indicated in a meeting notice distributed by the depositary, if the depositary receives from an Ahold ADS holder voting instructions which fail to specify the manner in which

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to voting) voting instructions which fail to specify the manner in which the Delhaize depositary is to vote the Delhaize ordinary shares represented by such holder’s Delhaize ADSs, the Delhaize depositary will deem such holder to have instructed the Delhaize depositary to vote in favor of all resolutions for which the Delhaize board recommends approval.

the depositary is to vote the Ahold ordinary shares represented by such holder’s Ahold ADSs, the depositary will deem such holder to have instructed the depositary to vote in favor of the items set forth in such voting instructions. If no instructions are received by the depositary from an Ahold ADS holder on or before the date established by the depositary for such purpose, such Ahold ADS holder will be deemed to have given a discretionary proxy to a person designated by Ahold to vote the Ahold ordinary shares underlying such Ahold ADSs. However, no discretionary proxy will be deemed given for any matter as to which Ahold informs the depositary that (i) Ahold does not wish such proxy given, (ii) substantial opposition exists or (iii) such matter materially and adversely affects the rights of holders of Ahold ordinary shares.

The depositary will have no obligation to take any action with respect to any meeting of, or solicitation of consents from, holders of Ahold ordinary shares if such action would violate U.S. laws.

Amendments to Deposit Agreement	Not applicable.	If any governmental body adopts new laws or regulations requiring an amendment of the Ahold deposit agreement to comply therewith, Ahold and the depositary may amend the Ahold deposit agreement and any Ahold ADRs, which amendment may become effective before a notice of such amendment is given to Ahold ADS holders.

Termination of Deposit Agreement	The Delhaize depositary will terminate the Delhaize deposit agreement if Delhaize asks it to do so, in which case it must notify the	The Ahold deposit agreement will be terminated (i) by the depositary if Ahold asks it to do so, in which case the depositary must notify

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Delhaize ADS holders at least 30 days before termination. The Delhaize depositary may also terminate the deposit agreement after notifying Delhaize ADS holders if the Delhaize depositary informs Delhaize that it would like to resign and Delhaize does not appoint a new depositary bank within 60 days.

Ahold ADS holders at least 30 days before termination or (ii) by the depositary if the depositary notifies Ahold and the Ahold ADS holders of the termination at least 30 days before termination. If at any time 90 days have expired after (y) Ahold has delivered a notice of removal to the depositary or (z) the depositary has delivered to Ahold a written notice of its election to resign and, in either case, a successor depositary has not been appointed by Ahold and accepted its appointment, the depositary may terminate the Ahold deposit agreement by mailing notice of such termination to the Ahold ADS holders then outstanding at least 30 days before termination.

If any Delhaize ADSs remain outstanding after termination, the Delhaize depositary will stop registering the transfer of Delhaize ADSs, will stop distributing dividends to Delhaize ADS holders, and will not give any further notices or do anything else under the Delhaize deposit agreement other than: (1) collect dividends and distributions on the deposited securities; (2) sell rights offered to holders of deposited securities; and (3) deliver Delhaize ordinary shares and other deposited securities upon cancellation of Delhaize ADSs. At any time after the expiration of 30 days from the date of termination of the deposit agreement, the Delhaize depositary may sell any remaining deposited securities.

If any Ahold ADSs remain outstanding after termination, (i) the Ahold ADS holders will be entitled to receive the underlying securities upon surrender of the Ahold ADSs and payment of all fees, expenses, taxes and governmental charges, and (ii) the depositary will stop registering the transfer of Ahold ADSs, will stop distributing dividends to Ahold ADS holders, and will not give any further notices or do anything else under the deposit agreement other than: (1) collect dividends and distributions on the deposited securities; (2) sell rights and other properties received in respect of deposited securities as provided in the Ahold deposit agreement; and (3) deliver Ahold ordinary shares and any dividends or other deposited securities upon cancellation of Ahold ADSs. At any time after the date of termination of the Ahold deposit agreement, the depositary may sell any remaining deposited securities.

MATERIAL TAX CONSIDERATIONS

Material U.S. Federal Income Tax Considerations

The following discussion sets forth the material U.S. federal income tax consequences of the merger to U.S. holders (as defined below) of Delhaize ordinary shares and Delhaize ADSs who exchange their Delhaize ordinary shares and Delhaize ADSs for Ahold ordinary shares and Ahold ADSs, and, except as otherwise noted therein, represents the opinion of Simpson Thacher & Bartlett LLP, U.S. counsel to Ahold. This discussion is based upon the Internal Revenue Code of 1986, as amended (referred to in this prospectus as the Code), the regulations of the U.S. Treasury Department and court and administrative rulings and decisions in effect on the date of this prospectus. These laws may change, possibly retroactively, and any change could affect the continuing validity of this discussion.

For purposes of this discussion, the term “U.S. holder” is used to mean a beneficial owner of Delhaize ordinary shares or Delhaize ADSs that is for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation, or any entity treated as a corporation, created or organized under the laws of the United States or any of its political subdivisions;

•	a trust that (i) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

•	an estate that is subject to U.S. federal income tax on its income regardless of its source.

If a partnership holds Delhaize ordinary shares or Delhaize ADSs, the tax treatment of a partner will generally depend on the status of the partners and the activities of the partnership. If you are a partner of a partnership holding Delhaize ordinary shares or Delhaize ADSs, you should consult your own tax advisors.

This discussion assumes that you hold your Delhaize ordinary shares or Delhaize ADSs as capital assets within the meaning of Section 1221 of the Code. Further, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to you in light of your particular circumstances or that may be applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:

•	a bank or other financial institution;

•	a tax-exempt organization;

•	an S corporation or other pass-through entity;

•	an insurance company;

•	a mutual fund;

•	a regulated investment company or real estate investment trust;

•	a dealer or broker in stocks and securities, or currencies;

•	a trader in securities that elects mark-to-market treatment;

•	a person subject to the alternative minimum tax;

•	a person that received Delhaize ordinary shares or Delhaize ADSs through the exercise of an employee stock option or pursuant to a tax-qualified retirement plan;

•	a holder of options granted under any Delhaize Group NV/SA benefit plan;

•	a person that has a functional currency other than the U.S. dollar;

•	a person that holds Delhaize ordinary shares or Delhaize ADSs as part of a hedge, straddle, constructive sale, conversion or other integrated transaction; or

•	a U.S. expatriate.

In addition, this discussion does not address any tax consequences arising under the Medicare contribution tax on net investment income or any state, local or foreign tax consequences of the merger.

ALL HOLDERS OF DELHAIZE ORDINARY SHARES OR DELHAIZE ADSS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

U.S. Federal Income Tax Consequences of the Merger

It is intended that, for U.S. federal income tax purposes, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. However, we will not seek any ruling from the Internal Revenue Service regarding any matters relating to the merger, and as a result, there can be no assurance that the Internal Revenue Service will not disagree with or challenge any of the conclusions described herein.

Assuming that the merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code:

•	unless you are a “five-percent transferee shareholder” (as defined below) within the meaning of U.S. Treasury regulations Section 1.367(a)-3 (as discussed below), you will not recognize gain or loss when you exchange your Delhaize ordinary shares or Delhaize ADSs for Ahold ordinary shares or Ahold ADSs, except to the extent of any cash received in lieu of a fractional share of Ahold ordinary shares;

•	your aggregate tax basis in the Ahold ordinary shares or Ahold ADSs that you receive in the merger (including any fractional share interest you are deemed to receive and exchange for cash) will equal your aggregate tax basis in the Delhaize ordinary shares or Delhaize ADSs you surrender; and

•	your holding period for the Ahold ordinary shares or Ahold ADSs that you receive in the merger will include your holding period for the Delhaize ordinary shares or Delhaize ADSs that you surrender in the exchange.

If you acquired different blocks of Delhaize ordinary shares or Delhaize ADSs at different times or at different prices, your tax basis and holding period in your Ahold ordinary shares or Ahold ADSs may be determined with reference to each block of Delhaize ordinary shares or Delhaize ADSs.

If, however, the merger does not qualify as a “reorganization” within the meaning of Section 368(a) of the Code, you will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between (1) the fair market value of the Ahold ordinary shares or Ahold ADSs and the amount of any cash received in lieu of a fractional share of Ahold ordinary shares or Ahold ADSs, and (2) your adjusted tax basis in the Delhaize ordinary shares or Delhaize ADSs exchanged in the merger. Any such gain would be long-term capital gain if your holding period for the Delhaize ordinary shares exceeds one year at the effective date of the merger. Long-term capital gains of certain non-corporate U.S. holders, including individuals, generally are eligible for preferential rates of U.S. federal income tax. The deductibility of capital losses is subject to limitations.

Cash in lieu of Fractional Shares

You will generally recognize capital gain or loss on any cash received in lieu of a fractional share of Ahold ordinary shares or Ahold ADSs equal to the difference between the amount of cash received and the tax basis allocated to such fractional share which will constitute long-term capital gain or loss if your holding period in Delhaize ordinary shares or Delhaize ADSs surrendered in the merger is greater than 12 months as of the date of the merger.

Five-Percent Transferee Shareholders

A “five-percent transferee shareholder” is any U.S. person who owns at least five percent (applying certain attribution rules) of both the total voting power and the total value of the stock of Ahold immediately after the merger. A U.S. holder of Delhaize ordinary shares or Delhaize ADSs who is a five-percent transferee shareholder will qualify for non-recognition treatment as described in this prospectus only if such U.S. holder files a “gain recognition agreement,” as defined in U.S. Treasury regulations promulgated under Section 367(a) of the Code, with the Internal Revenue Service. Any U.S. holder of Delhaize ordinary shares or Delhaize ADSs who will be a five-percent transferee shareholder is urged to consult its own tax advisor concerning the decision to file a gain recognition agreement and the procedures to be followed in connection with that filing.

Material U.S. Federal Income Tax Considerations Relating to the Ownership and Disposition of Ahold Ordinary Shares Received in the Merger

The following is a discussion of the material U.S. federal income tax consequences of the ownership and disposition by U.S. holders of Ahold ordinary shares and Ahold ADSs received in the merger. This discussion assumes that we are not, and will not become, a passive foreign investment company (referred to in this prospectus as a PFIC) for U.S. federal income tax purposes, as described below.

Ahold ADSs

If you hold Ahold ADSs, for U.S. federal income tax purposes, you generally will be treated as the owner of the underlying Ahold ordinary shares that are represented by such Ahold ADSs. Accordingly, deposits or withdrawals of Ahold ordinary shares for Ahold ADSs will not be subject to U.S. federal income tax.

Taxation of Dividends

The gross amount of distributions on the Ahold ordinary shares or Ahold ADSs (including any amounts withheld in respect of Dutch withholding taxes) will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such income (including any withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

With respect to non-corporate U.S. investors, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States which the U.S. Treasury Department determines to be satisfactory for these purposes and which includes an exchange of information provision. The U.S. Treasury Department has determined that the Treaty between the United States and the Netherlands meets these requirements, and we believe that we are eligible for the benefits of the Treaty. However, non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of these rules to your particular circumstances.

The amount of any dividend paid in euro will equal the U.S. dollar value of the euro received calculated by reference to the exchange rate in effect on the date the dividend is received by you, regardless of whether the euro are converted into U.S. dollars. If the euros received as a dividend are converted into U.S. dollars on the date they are received, you generally will not be required to recognize foreign currency gain or loss in respect of the dividend income. If the euros received as a dividend are not converted into U.S. dollars on the date of receipt, you will have a basis in the euro equal to their U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the euro will be treated as U.S. source ordinary income or loss.

Subject to certain conditions and limitations, Dutch withholding taxes on dividends may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. However, amounts withheld in respect of Dutch withholding taxes will not be creditable to the extent that we are allowed to reduce the amount of the withholding tax that is actually transferred to the Dutch tax authorities, as described in “Material Tax Considerations—Material Dutch Tax Considerations—Withholding Requirement on Ahold Dividends.” For purposes of calculating the foreign tax credit, dividends paid on the Ahold ordinary shares or Ahold ADSs will be treated as income from sources outside the United States and will generally constitute passive category income. However, in certain circumstances, if you have held Ahold ordinary shares or Ahold ADSs for less than a specified minimum period during which you are not protected from risk of loss, or you are obligated to make payments related to the dividends, you will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on the Ahold ordinary shares or Ahold ADSs. The rules governing the foreign tax credit are complex. You are urged to consult your own tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under U.S. federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the Ahold ordinary shares or Ahold ADSs, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain recognized on a sale or exchange. We do not expect to determine earnings and profits in accordance with U.S. federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend (as discussed above).

Passive Foreign Investment Company

We do not believe that we are, for U.S. federal income tax purposes, a passive foreign investment company (referred to in this prospectus as a PFIC), and we expect to operate in such a manner so as not to become a PFIC. If, however, we are or become a PFIC, you could be subject to additional U.S. federal income taxes on gain recognized with respect to the Ahold ordinary shares or Ahold ADSs and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules. Non-corporate U.S. holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. Our U.S. counsel expresses no opinion with respect to our PFIC status.

Taxation of Capital Gains

For U.S. federal income tax purposes, you will recognize taxable gain or loss on any sale or exchange of the Ahold ordinary shares or Ahold ADSs in an amount equal to the difference between the amount realized for the Ahold ordinary shares or Ahold ADSs and your tax basis in the Ahold ordinary shares or Ahold ADSs. Such gain or loss will generally be capital gain or loss. Capital gains of non-corporate U.S. holders (including individuals) derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as U.S. source gain or loss.

A U.S. holder of Delhaize ordinary shares or Delhaize ADSs who is a five-percent transferee shareholder with respect to Ahold, that filed a gain recognition agreement with the Internal Revenue Service in connection with the merger, as described above under “—U.S. Federal Income Tax Consequences of the Merger—Five-Percent Transferee Shareholders” may have tax consequences that differ from those described above. Subject to certain exceptions, upon the sale or other disposition of Ahold ordinary shares or Ahold ADSs, including in transactions that might otherwise qualify as tax-free, or upon certain transactions undertaken by Ahold that would not otherwise be treated as a disposition by a shareholder, a U.S. holder that is a five-percent transferee shareholder that filed a gain recognition agreement may be required to recognize all or a portion of the gain, with interest, that was realized but not recognized at the time of the merger. Any such U.S. holders should consult their own tax advisors concerning the tax consequences of holding Ahold ordinary shares or Ahold ADSs.

Information Reporting and Backup Withholding

If you are a non-corporate U.S. holder of Delhaize ordinary shares or Delhaize ADSs, you may be subject to information reporting and backup withholding on any cash payments received in lieu of a fractional share interest in Ahold ordinary shares or Ahold ADSs. Further, you may be subject to information reporting and backup withholding on dividends paid to you with respect to Ahold ordinary shares or Ahold ADSs and on proceeds from a sale or other disposition of Ahold ordinary shares or Ahold ADSs. You will not be subject to backup withholding, however, if you:

•	furnish a correct taxpayer identification number and certify that you are not subject to backup withholding; or

•	are otherwise exempt from backup withholding.

Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against your U.S. federal income tax liability, provided you timely furnish the required information to the Internal Revenue Service.

Reporting Requirements

If you receive Ahold ordinary shares or Ahold ADSs as a result of the merger, you will be required to retain records pertaining to the merger and you will be required to file with your U.S. federal income tax return for the year in which the merger takes place a statement setting forth certain facts relating to the merger.

Information With Respect to Foreign Financial Assets

Owners of “specified foreign financial assets” with an aggregate value in excess of $50,000 (or, in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” may include financial accounts maintained by foreign financial institutions, as well as any of the following assets if they are not held in accounts maintained by financial institutions (1) stocks and securities issued by non-U.S. persons, (2) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (3) interests in foreign entities. You are urged to consult your own tax advisors regarding the application of this reporting requirement to your ownership of Ahold ordinary shares or Ahold ADSs.

This summary of certain U.S. federal income tax consequences of the merger to Delhaize shareholders or Delhaize ADSs is not tax advice. The determination of the actual tax consequences of the merger to a holder of Delhaize ordinary shares or Delhaize ADSs will depend on the holder’s specific situation. Holders of Delhaize ordinary shares or Delhaize ADSs should consult their own tax advisors as to the tax consequences of the merger in their particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local, foreign or other tax laws and of changes in those laws.

Material Dutch Tax Considerations

The following summary sets forth the material Dutch tax consequences of the merger for Dutch resident Delhaize shareholders who exchange their Delhaize ordinary shares and Delhaize ADSs for Ahold ordinary shares and Ahold ADSs (the Ahold ordinary shares and the Ahold ADSs for purposes of this “Material Dutch Tax Considerations” section referred to as Shares) and the Dutch tax consequences of the acquisition, holding, redemption and disposal of the Shares following the merger, but is not a comprehensive description of all Dutch tax considerations that may be relevant, and, except as otherwise noted herein, represents the opinion of Allen & Overy LLP, counsel to Ahold. For purposes of Dutch tax law, a holder of Delhaize ordinary shares, Delhaize ADSs or Shares may include an individual who or entity that does not have the legal title of these Delhaize ordinary shares, Delhaize ADSs or Shares, but to whom nevertheless the Delhaize ordinary shares, Delhaize ADSs or Shares or the income thereof is attributed based on specific statutory provisions or on the basis of such individual or entity having an interest in the Delhaize ordinary shares, Delhaize ADSs or Shares or the income thereof.

THIS SUMMARY IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED AS BEING, LEGAL OR TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT A PROFESSIONAL TAX ADVISER WITH RESPECT TO THE TAX CONSEQUENCES OF THE EXCHANGE OF THE DELHAIZE ORDINARY SHARES AND THE DELHAIZE ADSS AND THE ACQUISITION, HOLDING, REDEMPTION AND DISPOSAL OF THE SHARES.

This summary is based on tax legislation, published case law, treaties, regulations and published policy, in each case as in force as of the date of this prospectus, and it does not take into account any developments or amendments thereof after that date whether or not such developments or amendments have retroactive effect.

This summary does not address the Dutch tax consequences for:

•	investment institutions (fiscale beleggingsinstellingen) within the meaning of article 28 of the Dutch Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969);

•	pension funds, exempt investment institutions within the meaning of article 6a of the Dutch Corporate Income Tax Act 1969 (vrijgestelde beleggingsinstellingen) or other Netherlands tax resident entities that are not subject to or exempt from Netherlands corporate income tax;

•	corporate Delhaize shareholders, Delhaize ADSs or Shares which qualify for the participation exemption (deelnemingsvrijstelling) or would qualify for the participation exemption had such corporate holders been resident in the Netherlands. Generally speaking, a shareholding is considered to qualify as a participation for the participation exemption if it represents an interest of 5% or more of the nominal paid-up share capital;

•	Delhaize shareholders, Delhaize ADSs or Shares holding a substantial interest (aanmerkelijk belang) or a deemed substantial interest (fictief aanmerkelijk belang) in Delhaize or Ahold, as the case may be, and Delhaize shareholders, Delhaize ADSs or Shares of whom a certain related person holds a substantial interest in Delhaize or Ahold, as the case may be. Generally speaking, a substantial interest in Delhaize or Ahold, as the case may be, arises if a person, alone or, where such person is an individual, together with his or her partner (statutory defined term), directly or indirectly, holds or is deemed to hold (i) an interest of 5% or more of the total issued capital of Delhaize or Ahold, as the case may be, or of 5% or more of the issued capital of a certain class of shares of Delhaize or Ahold, as the case may be, (ii) rights to acquire, directly or indirectly, such interest, or (iii) certain profit-sharing rights in Delhaize or Ahold, as the case may be;

•	persons to whom the Delhaize ordinary share, Delhaize ADSs or the Shares and the income from the Delhaize ordinary shares, Delhaize ADSs or Shares are attributed based on the separated private assets (afgezonderd particulier vermogen) provisions of the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001) and the Dutch Gift and Inheritance Tax Act 1956 (Successiewet 1956);

•	entities which are resident of Aruba, Curaçao or Sint Maarten that have an enterprise which is carried on through a permanent establishment or a permanent representative on Bonaire, Sint Eustatius or Saba and the Shares are attributable to such permanent establishment or permanent representative;

•	Delhaize shareholders, Delhaize ADSs or Shares not considered as the beneficial owner (uiteindelijk gerechtigde) of these Delhaize ordinary shares, Delhaize ADSs or the Shares or the benefits derived from or realized in respect of these Delhaize ordinary shares, Delhaize ADSs or the Shares; and

•	individuals to whom Delhaize ordinary shares, Delhaize ADSs or Shares or the income therefrom are attributable to employment activities which are taxed as employment income in the Netherlands.

Where this summary refers to the Netherlands or Dutch tax law, such reference is restricted to the part of the Kingdom of the Netherlands that is situated in Europe and the legislation applicable in that part of the Kingdom.

Any reference hereafter made to a treaty for the avoidance of double taxation concluded by the Netherlands includes the Tax Regulation for the Kingdom of the Netherlands (Belastingregeling voor het Koninkrijk), the Tax Regulation for the Country of the Netherlands (Belastingregeling voor het land Nederland).

The Merger

Corporate Income Tax and Individual Income Tax

For Dutch corporate income tax and individual income tax purposes, the exchange of the Delhaize ordinary shares or Delhaize ADSs, as the case may be, for Shares in the merger is considered as a disposal of the Delhaize ordinary shares or Delhaize ADSs, as the case may be, followed by an acquisition of the relevant Shares. See the subsection entitled “—Corporate Income Tax and Individual Income Tax” below for a description of the general corporate income tax and individual income tax consequences of such disposal.

If a Dutch resident person is subject to Dutch corporate income tax or Dutch individual income tax as a result of a gain realized upon the disposal of the Delhaize ordinary shares or Delhaize ADSs in the merger, such person may elect for non-recognition of that gain for Dutch tax purposes by applying for a roll-over of the tax book value of these Delhaize ordinary shares or Delhaize ADSs, as applicable, into the tax book value of the Shares acquired in the merger if certain conditions are met.

Dividend Withholding Tax

The exchange of Delhaize ordinary shares or Delhaize ADSs for Shares in the merger will not be subject to withholding or deduction for any taxes of whatsoever nature imposed, levied, withheld or assessed by the Netherlands or any political subdivision or taxing authority thereof or therein.

Cash payments for fractional entitlements to Shares in the context of the merger will not be subject to withholding or deduction for any taxes of whatsoever nature imposed, levied, withheld or assessed by the Netherlands or any political subdivision or taxing authority thereof or therein.

Withholding Requirement on Ahold Dividends

Ahold is required to withhold 15% Dutch dividend withholding tax in respect of dividends paid on the Shares. Generally, the Dutch dividend withholding tax will not be borne by Ahold, but will be withheld from the gross dividends paid on the Shares. In the Dutch Dividend Tax Act 1965 (Wet op de dividendbelasting 1965), dividends are defined as the proceeds from shares, which include:

•	direct or indirect distributions of profit, regardless of their name or form;

•	liquidation proceeds, proceeds on redemption of the Shares and, as a rule, the consideration for the repurchase of the Shares by Ahold in excess of its average paid-in capital recognized as such for Dutch dividend withholding tax purposes, unless a particular statutory exemption applies;

•	the nominal value of Shares issued to a holder of the Shares or an increase of the nominal value of the Shares, insofar as the (increase in the) nominal value of the Shares is not funded out of Ahold’s paid-in capital as recognized as such for Dutch dividend withholding tax purposes; and

•	partial repayments of paid-in capital recognized for Dutch dividend withholding tax purposes, if and to the extent there are “qualifying profits” (zuivere winst), unless the general meeting of the shareholders of Ahold has resolved in advance to make such repayment and so long as the nominal value of the Shares concerned has been reduced by an equal amount by way of an amendment of the articles of association and the paid-in capital is recognized as such for Dutch dividend withholding tax purposes. The term “qualifying profits” includes anticipated profits that have yet to be realized.

Upon the consummation of the merger, the recognized capital for Dutch dividend withholding tax purposes (fiscaal erkend kapitaal) of Ahold will be increased by an amount close to the fair market value of the equity of Delhaize as per the merger.

Residents of the Netherlands

If a holder of Shares is a resident or deemed to be a resident of the Netherlands for Dutch corporate or individual income tax purposes, Dutch dividend withholding tax which is withheld with respect to proceeds from the Shares will be creditable for Dutch corporate income tax or Dutch individual income tax purposes (and, to the extent exceeding such Dutch corporate income tax or Dutch individual income tax, refunded).

Non-residents of the Netherlands

If a holder of Shares is a resident of a country other than the Netherlands and if a treaty for the avoidance of double taxation with respect to taxes on income is in effect between the Netherlands and that country, and such holder is a resident for the purposes of such treaty, such holder may, depending on the terms of that particular treaty, qualify for full or partial relief at source or for a refund in whole or in part of the Dutch dividend withholding tax.

A refund of the Dutch dividend withholding tax is available to entities resident in another EU member state, Norway, Iceland, or Liechtenstein if (a) these entities are not subject to corporate income tax there and (b) these entities would not be subject to Dutch corporate income tax, if these entities would be tax resident in the Netherlands for corporate income tax purposes and (c) these entities are not comparable to investment institutions (fiscale beleggingsinstellingen) or exempt investment institutions (vrijgestelde beleggingsinstellingen). Furthermore, a similar refund of Dutch dividend withholding tax may be available to entities resident in other countries, under the additional condition that (i) the Shares are considered portfolio investments and (ii) the Netherlands can exchange information with this other country in line with the international standards for the exchange of information.

Based on published case law of the European Court of Justice, non-resident shareholders may be entitled to a refund of Dutch dividend withholding tax based on their individual circumstances.

Beneficial Owner

A recipient of proceeds from the Shares will not be entitled to any exemption, reduction, refund or credit of Dutch dividend withholding tax if such recipient is not considered to be the beneficial owner of such proceeds. The recipient will not be considered the beneficial owner of these proceeds, if, in connection with such proceeds, the recipient has paid consideration as part of a series of transactions in respect of which it is likely:

•	that the proceeds have in whole or in part accumulated, directly or indirectly, to a person or legal entity that would:

•	as opposed to the recipient paying the consideration, not be entitled to an exemption from Dutch dividend withholding tax; or

•	in comparison to the recipient paying the consideration, to a lesser extent be entitled to a reduction, refund or credit of Dutch dividend withholding tax; and

•	that such person or legal entity has, directly or indirectly, retained or acquired an interest in shares, profit-sharing certificates or loans, comparable to the interest it had in similar instruments prior to the series of transactions being initiated.

Exempt entities

A holder of Shares who is a resident in the United States (referred to for purposes of this “Material Dutch Tax Considerations” section as a U.S. Ahold shareholder) and is entitled to the benefits of the 1992 double tax treaty entered into by the United States and the Netherlands, as amended most recently by the Protocol signed on March 8, 2004 (referred to in this prospectus as the US-NL treaty) will be entitled to a refund of the Dutch dividend withholding tax by way of an exemption or refund if the U.S. Ahold shareholder is an exempt pension trust as described in article 35 of the US-NL treaty, or an exempt organization as described in article 36 of the US-NL treaty.

Such U.S. Ahold shareholder may claim (i) an exemption at source, or (ii) a refund of Dutch dividend withholding tax, by filing, through the withholding agent as mentioned in article 9 of the Dutch Dividend Withholding Tax Act 1965, a complete and signed copy of one of the following forms within three years after the end of the calendar year in which the Dutch dividend withholding tax was levied:

•	If the holder of Shares is an exempt pension trust as described in article 35 of the US-NL treaty: Form IB 96 USA; or

•	If the holder of Shares is an exempt organization as described in article 36 of the US-NL treaty: Form IB 95 USA.

Corporate Income Tax and Individual Income Tax

Residents of the Netherlands

If a holder of Shares is a resident of the Netherlands or deemed to be a resident of the Netherlands for Dutch corporate income tax purposes and is fully subject to Dutch corporate income tax or is only subject to Dutch corporate income tax in respect of an enterprise to which the Shares are attributable, income derived from the Shares and gains realized upon the redemption or disposal of the Shares are generally taxable in the Netherlands (at up to a maximum rate of 25%).

If an individual is a resident of the Netherlands or deemed to be a resident of the Netherlands for Dutch individual income tax purposes, income derived from the Shares and gains realized upon the redemption or disposal of the Shares are taxable at the progressive rates (at up to a maximum rate of 52%) under the Netherlands Income Tax Act 2001 if:

•	the individual is an entrepreneur (ondernemer) and has an enterprise to which the Shares are attributable or the individual has, other than as a shareholder, a co-entitlement to the net worth of an enterprise (medegerechtigde), to which enterprise the Shares are attributable; or

•	such income or gains qualify as income from miscellaneous activities (resultaat uit overige werkzaamheden), which includes activities with respect to the Shares that exceed regular, active portfolio management (normaal, actief vermogensbeheer).

If neither condition (a) nor condition (b) above applies, an individual that holds the Shares must determine taxable income with regard to the Shares on the basis of a deemed return on income from savings and investments (sparen en beleggen), rather than on the basis of income actually received or gains actually realized. With regard to 2016, this deemed return on income from savings and investments has been fixed at a rate of 4% of the individual’s yield basis (rendementsgrondslag) at the beginning of the calendar year (January 1st), insofar as the individual’s yield basis exceeds a certain threshold (heffingvrij vermogen). The individual’s yield basis is determined as the fair market value of certain qualifying assets held by the individual less the fair market value of certain qualifying liabilities on January 1. The fair market value of the Shares will be included as an asset in the individual’s yield basis. The 4% deemed return on income from savings and investments is taxed at a rate of 30%.

Non-resident of the Netherlands

If a person is not a resident of the Netherlands nor is deemed to be a resident of the Netherlands for Dutch corporate or individual income tax purposes, such person is not liable for Dutch individual income tax in respect of income derived from the Shares and gains realized upon the redemption or disposal of the Shares, unless:

•	the person is not an individual and such person (i) has an enterprise that is, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands to which permanent establishment or a permanent representative the Shares are attributable, or (ii) is other than by way of securities entitled to a share in the profits of an enterprise or a co-entitlement to the net worth of an enterprise, which is effectively managed in the Netherlands and to which enterprise the Shares are attributable; or

•	the person is an individual and such individual (i) has an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands to which permanent establishment or permanent representative the Shares are attributable, or (ii) realized income or gains with respect to the Shares that qualify as income from miscellaneous activities in the Netherlands which includes activities with respect to the Shares that exceed regular, active portfolio management, or (iii) is other than by way of securities entitled to a share in the profits of an enterprise that is effectively managed in the Netherlands and to which enterprise the Shares are attributable.

Income derived from the Shares as specified under a above is subject to Dutch corporate income tax at up to a maximum rate of 25%.

Income derived from the Shares as specified under b(i) and b(ii) above by an individual is subject to Dutch individual income tax at progressive rates up to a maximum rate of 52%. Income derived from the entitlement to a share in the profits of an enterprise as specified under b(iii) above that is not already included under b(i) or b(ii) above will be taxed on the basis of a deemed return on income from savings and investments (as described above under “—Residents of the Netherlands”). In such case, the fair market value of the entitlement to the share in the profits of the enterprise will be part of the individual’s Netherlands yield basis.

Gift and Inheritance Tax

Netherlands gift or inheritance taxes will not be levied on the occasion of the transfer of the Shares by way of gift by, or on the death of, a holder of the Shares, unless:

•	the holder of the Shares is, or is deemed to be, resident in The Netherlands for the purpose of the relevant provisions; or

•	the transfer is construed as an inheritance or gift made by, or on behalf of, a person who, at the time of the gift or death, is or is deemed to be resident in The Netherlands for the purpose of the relevant provisions.

Value Added Tax

In general, no Dutch value added tax will arise in respect of payments in consideration for the issue of the Shares or in respect of a cash payment made under the Shares, or in respect of a transfer of the Shares.

Other Taxes and Duties

No registration tax, customs duty, transfer tax, stamp duty, capital tax or any other similar documentary tax or duty will be payable in the Netherlands by a holder in respect of or in connection with the subscription, issue, placement, allotment, delivery or transfer of the Shares.

Material Belgian Tax Considerations

The following summary outlines the material Belgian tax consequences of the merger for Delhaize shareholders in respect of the exchange of Delhaize ordinary shares and Delhaize ADSs for Ahold ordinary shares and Ahold ADSs (the Ahold ordinary shares and the Ahold ADSs for purposes of this “Material Belgian Tax Considerations” section referred to as Shares) in the merger and the Belgian tax consequences of the acquisition, holding, redemption and disposal of the Shares for Belgian resident holders of Shares following the merger, but is not a comprehensive description of all Belgian tax considerations that may be relevant, and, except as otherwise noted herein, represents the opinion of Allen & Overy LLP, counsel to Ahold.

THIS SUMMARY IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED AS BEING, LEGAL OR TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT A PROFESSIONAL TAX ADVISER WITH RESPECT TO THE TAX CONSEQUENCES OF THE EXCHANGE OF THE DELHAIZE ORDINARY SHARES AND THE DELHAIZE ADSS AND THE ACQUISITION, HOLDING, REDEMPTION AND DISPOSAL OF THE SHARES.

This summary is based on tax legislation, published case law, treaties, regulations and published policy, in each case as in force as of the date of this prospectus, and it does not take into account any developments or amendments thereof after that date whether or not such developments or amendments have retroactive effect.

For the purposes of this summary, a Belgian resident is (i) an individual subject to Belgian personal income tax, i.e., an individual having its domicile or seat of wealth in Belgium or assimilated individuals for purposes of Belgian tax law; (ii) a company (as defined by Belgian tax law) subject to Belgian corporate income tax, i.e., a company having its registered seat, principal establishment, administrative seat or effective place of management in Belgium; or (iii) a legal entity subject to the Belgian tax on legal entities, i.e., a legal entity other than a company subject to Belgian corporate income tax having its registered seat, principal establishment, administrative seat or effective place of management in Belgium.

This summary is based on the applicable laws, treaties and regulatory interpretations as in effect in Belgium on the date of this prospectus, all of which are subject to change, including changes that could have a retroactive effect.

All Delhaize shareholders or Delhaize ADS holders should consult their tax advisors as to the specific tax consequences to them of the merger in relation to their particular circumstances.

Belgian Income Tax Consequences of the Merger

Shareholders of Ahold

The merger does not trigger any Belgian income tax for the current Ahold shareholders.

Shareholders of Delhaize

The merger will be carried out in accordance with article 211 of the Belgian Income Tax Code 1992 (Wetboek Inkomstenbelastingen/Code des Impôts sur les revenus) (referred to in this prospectus as BITC/92).

Belgian Resident Individuals

Individuals who are subject to Belgian personal income tax (Personenbelasting/Impôt des personnes physiques) are subject to the following tax treatment in Belgium with respect to the merger:

•	for individuals holding their Delhaize ordinary shares or Delhaize ADSs as a private investment, any capital gains realized on the exchange of their Delhaize ordinary shares or Delhaize ADSs for Shares in the merger will, in principle, not be subject to Belgian income tax. Capital losses are not deductible.

•	for individuals holding their Delhaize ordinary shares or Delhaize ADSs for professional purposes, article 45, §1 BITC/92 provides that the Shares received in exchange for the Delhaize ordinary shares or Delhaize ADSs will have the same value for tax purposes as the Delhaize ordinary shares or Delhaize ADSs. Accordingly, no capital gains or capital losses will be realized upon the exchange of shares in the merger.

Belgian Resident Companies

For Belgian resident companies, i.e., companies that are subject to Belgian corporate income tax (Vennootschapsbelasting/Impôt des sociétés), article 45, §1 BITC/92 provides that the Shares received in exchange for the Delhaize ordinary shares or Delhaize ADSs will have the same value for tax purposes as the Delhaize ordinary shares or Delhaize ADSs. Accordingly, no capital gains or capital losses will be realized upon the exchange of shares in the merger. Other rules apply to investment companies within the meaning of article 185bis BITC/92.

Belgian Resident Non-Profit Legal Entities

Belgian non-profit legal entities, i.e., legal entities that are subject to Belgian tax on legal entities (Rechtspersonenbelasting/Impôt des personnes morales), will not be subject to tax on capital gains realized on the exchange of their Delhaize ordinary shares or Delhaize ADSs for the Shares in the merger. Capital losses are not deductible.

Non-Resident Shareholders

In the event of absence of an applicable double tax treaty or if the relevant double tax treaty allows Belgium to tax capital gains on shares held by non-resident shareholders in Belgian companies, the following rules of the BITC/92 apply:

•	for non-resident individuals holding Delhaize ordinary shares or Delhaize ADSs as a private investment, any capital gains realized on the exchange of their Delhaize ordinary shares or Delhaize ADSs for Shares in the merger will, in principle, not be subject to Belgian income tax. Capital losses are not deductible.

•	for non-resident individuals holding Delhaize ordinary shares or Delhaize ADSs for professional purposes through a Belgian permanent establishment, article 45, §1 BITC/92 applies, pursuant to which the Shares received in exchange for the Delhaize ordinary shares or Delhaize ADSs will have the same value for tax purposes as the Delhaize ordinary shares or Delhaize ADSs.

•	Article 45, §1 BITC/92 also applies to non-resident companies holding Delhaize ordinary shares or Delhaize ADSs in connection with a business conducted through a Belgian permanent establishment.

•	any capitals gains realized by non-resident companies on the exchange of Delhaize ordinary shares or Delhaize ADSs for Shares, without having a Belgian permanent establishment, are not subject to Belgian taxation.

Cash Payments

Under the merger agreement, no fractional Ahold ordinary shares will be issued.

Instead, for entitlements to fractions of Ahold ordinary shares held through book-entry positions, the intermediary of the respective holder will aggregate the fractional entitlements and sell the corresponding Ahold ordinary shares on behalf of the holders who would otherwise be entitled to receive a fractional Ahold ordinary share in the market for cash, and subsequently distribute the net cash proceeds to such holders proportionately to each such holder’s fractional entitlements. Such cash proceeds will not constitute a dividend payment for Belgian tax purposes.

For entitlements to fractions of Ahold ordinary shares held in registered form, the total number of newly issued shares to each registered holder will be rounded down to the nearest full number, and the balance will be paid in cash by Ahold. For Belgian tax purposes, such cash payment will be characterized as a deemed dividend distribution made by Delhaize, and, as a result, such cash payment will be subject to Belgian dividend withholding tax (at the rate of currently 27%).

Material Belgian Income Tax Considerations Relating to the Ownership and Disposition of Ahold Ordinary Shares Received in the Merger

The following is a discussion of the material Belgian income tax consequences of the ownership and disposition by holders of the Shares.

For the purposes of the following paragraphs, the holding period for the shares will include the holding period of the Delhaize ordinary shares or Delhaize ADSs that were surrendered in the merger.

Belgian Taxation of Dividends

Definition of Dividend

For Belgian income tax purposes, the gross amount of all benefits paid on or attributed to the Shares is generally treated as a dividend distribution. By way of exception, a repayment of capital does not qualify as a dividend for Belgian income tax purposes if the repayment is based on a share capital reduction resolution taken in accordance with the applicable company law rules (which need to be similar to the Belgian company law rules in case of a capital reduction by a foreign company) and only to the extent that the repayment is distributed from fiscal (i.e., paid-up) capital or other equity components assimilated to fiscal capital. The combined company will be incorporated under Dutch law and may make capital repayments in accordance with applicable Dutch law. However, it was not clear whether and to what extent such repayment would be treated as a qualifying repayment of capital for Belgian income tax purposes. Ahold and Delhaize therefore decided to seek a ruling from the Belgian Ruling Commission to confirm that capital repayments that are effected through a conversion of a certain part of the share premium reserves into nominal share capital followed by a repayment of that nominal share capital will, subject to certain conditions, be considered as a qualifying repayment of capital which is not subject to Belgian income tax. The Belgian Ruling Commission confirmed this position in its decision of December 22, 2015. The relevant part of the share premium reserves that may be repaid in this manner without being subject to Belgian income tax includes the fiscal capital of Ahold and Delhaize before the closing and is expected to amount to more than €8 billion.

In the case of redemption of the Shares or liquidation of Ahold, the redemption distribution or liquidation proceeds (after deduction of the part of the fiscal capital represented by the shares) will be treated as a dividend for Belgian tax purposes.

Belgian Withholding Tax

Dividends (other than the redemption distribution included in a share buyback operated through the central stock exchange market of Euronext or of a similar market) paid through a paying agent in Belgium will in principle be subject to a 27% withholding tax in Belgium (calculated on the dividend received after deduction of any non-Belgian withholding taxes), subject to such relief as may be available under applicable domestic or tax treaty provisions.

Dutch Withholding Tax

Belgian tax law does not provide for a tax credit for Dutch dividend withholding tax imposed on dividends distributed to Belgian resident shareholders by Ahold.

Belgian Resident Individuals

Belgian resident individuals are subject to the following tax treatment with respect to dividends on the Shares in Belgium. Other rules may be applicable in special situations, in particular when their transactions with respect to the Shares fall outside the scope of the normal management of their own private estate.

For resident individuals who acquire and hold the Shares as a private investment, the Belgian withholding tax fully discharges their personal income tax liability. This means that they do not have to declare the dividends in their personal income tax return and that the Belgian withholding tax constitutes a final tax. Nevertheless, these resident individuals may elect to declare the dividends in their personal income tax return. Also, if the dividends are paid outside Belgium without the intervention of a Belgian paying agent, the dividends received (after deduction of any non-Belgian withholding tax) must be declared in the personal income tax return. Dividends that are declared this way will in principle be taxed at a flat rate of 27% (or at the relevant progressive personal income tax rate(s) taking into account the taxpayer’s other declared income, whichever is more beneficial) and no local surcharges will be due. In addition, if the dividends are declared, the Belgian withholding tax may be credited against the personal income tax due and is reimbursable to the extent it exceeds the personal income tax due, so long as the dividend distribution does not result in a reduction in value of, or a capital loss on, the shares. This condition is not applicable if the investor demonstrates that he has held the Shares in full legal ownership during an uninterrupted period of 12 months prior to the payment or attribution of the dividends.

For resident individuals who are holding the Shares for professional purposes, the Belgian withholding tax does not fully discharge their income tax liability. Dividends received (after deduction of any non-Belgian withholding tax) must be declared by the investor and will, in such a case, be taxable at the investor’s progressive personal income tax rates (of up to 50%, plus local surcharges). The Belgian withholding tax may be credited against the personal income tax due and is reimbursable to the extent that it exceeds the income tax due, subject to two conditions: (i) the investor must have held full legal ownership of the shares at the time of payment or attribution of the dividends and (ii) the dividend distribution may not result in a reduction in value of, or a capital loss on, the Shares. The latter condition is not applicable if the investor demonstrates that he has held full legal ownership of the Shares during an uninterrupted period of 12 months prior to the payment or attribution of the dividends.

Belgian Resident Companies

Belgian resident companies are subject to the following tax treatment with respect to dividends on the Shares in Belgium. Other rules apply to investment companies within the meaning of article 185bis BITC/92.

Dividends distributed through a paying agent in Belgium to a Belgian resident company will generally be exempt from Belgian withholding tax, subject to formalities. In order to benefit from this exemption, the investor must provide its paying agent with a certificate confirming that it is a Belgian resident company and that it is the owner or usufructuary of the Shares.

The dividend income (after deduction of any non-Belgian withholding tax) must be declared in the corporate income tax return and will generally be taxable at the standard corporate income tax rate of 33.99% (unless the reduced corporate income tax rates for small- and medium-sized enterprises apply).

However, resident companies can generally (although subject to certain limitations) deduct up to 95% of the gross dividends received from their taxable income (referred to in this prospectus as the Dividend Received Deduction), if at the time of attribution or payment of the dividends: (a) the Belgian resident company holds Shares representing at least 10% of the share capital of Ahold or a participation in Ahold with an acquisition value of at least €2,500,000, (b) the Shares have been held or will be held in full ownership for an uninterrupted period of at least one year, and (c) the conditions relating to the taxation of the underlying distributed income, as described in article 203 BITC/92 (the Article 203 BITC/92 Taxation Conditions) are met (together referred to in this prospectus as the conditions for the application of the Dividend Received Deduction regime). The conditions for the application of the Dividend Received Deduction regime depend on a factual analysis and for this reason the availability of this regime should be verified upon each dividend distribution.

Belgian dividend withholding tax, if any, may, in principle, be credited against the corporate income tax due and is reimbursable to the extent that it exceeds the investor’s corporate income tax due, subject to two conditions: (a) the investor must have held the full legal ownership of the Shares at the time of payment or attribution of the dividends, and (b) the dividend distribution may not result in a reduction in value of, or a capital loss on, the Shares. The latter condition is not applicable (i) if the investor demonstrates that it has held the Shares in full legal ownership during an uninterrupted period of 12 months prior to the payment or attribution of the dividends or (ii) if, during that period, the shares never belonged to a taxpayer other than a resident company or a non-resident company that held the Shares in an uninterrupted manner through a permanent establishment in Belgium.

Belgian Resident Non-Profit Legal Entities

For Belgian non-profit legal entities, the Belgian withholding tax generally constitutes their final tax liability. However, if the dividends are paid outside Belgium without the intervention of a Belgian paying agent and without the deduction of Belgian withholding tax, the Belgian non-profit legal entity itself is responsible for the deduction and payment of the 25% Belgian withholding tax.

Belgian Taxation of Capital Gains

Belgian Resident Individuals

For Belgian resident individuals holding the Shares as a private investment, capital gains realized upon the transfer of the Shares are generally not subject to Belgian income tax provided that the Shares have been held during at least six months. If the Shares are sold within six months following their acquisition, the capital gain is subject to the Belgian “speculation tax” of 33% (referred to in this prospectus as the speculation tax). In case of multiple acquisitions, the six months holding period will be calculated according to the “last in first out” method. Capital losses are in principle not tax deductible for purposes of the speculation tax. However, if a single transfer of the Shares results in both capital gains and capital losses (in the event that the Shares were acquired at different prices), only the positive balance will be subject to the speculation tax. The speculation tax is levied in the form of a withholding tax to be withheld by the Belgian professional intermediary intervening in the transfer, if any. If no Belgian professional intermediary intervenes, the individual needs to report the capital gain in his or her personal income tax return.

Even if the Shares have been held for more than six months, the capital gain may be subject to a 33% income tax (to be increased by local surcharges), if the capital gain on the Shares is deemed to be speculative or realized outside the scope of the normal management of the holder’s private estate. Moreover, capital gains realized by Belgian resident individuals on the disposal of the Shares for consideration, outside the exercise of a professional activity, to a legal person that has its registered office, its principal establishment, or place of management outside the European Economic Area, are in principle taxable at a rate of 16.5% (plus local surcharges) if, at any time during the five years preceding the sale, the Belgian resident individual has owned directly or indirectly, alone or with his/her spouse or with certain relatives, a substantial shareholding in Ahold (i.e., a shareholding of more than 25%). Capital losses arising from such transactions are, however, not tax deductible.

For Belgian resident individuals holding the Shares for professional purposes, capital gains realized upon transfer of the Shares will be taxable at the normal progressive personal income tax rates (which are currently in the range of 25% to 50%, plus local surcharges), except for Shares held for more than five years, which are taxable at a separate rate of 16.5% (plus local surcharges). Capital losses on the Shares incurred by resident individuals holding the Shares for professional purposes are in principle tax deductible.

Capital gains realized by resident individuals upon redemption of the Shares or upon liquidation of Ahold will in principle be taxed as dividend income (see above).

Belgian Resident Companies

Belgian resident companies are subject to the following treatment with respect to capital gains on the Shares in Belgium. Other rules apply to investment companies within the meaning of article 185bis BITC/92.

Belgian resident companies that are not small- or medium-sized enterprises within the meaning of Article 15 of the Belgian Companies Code (referred to in this prospectus as SMEs) are subject to Belgian capital gains taxation at a separate rate of 0.412% on gains realized upon the disposal of the Shares if (a) the Article 203 BITC/92 Taxation Conditions are met and (b) the Shares have been held in full legal ownership for an uninterrupted period of at least one year. The holding period for the Shares received in the merger will include the holding period of the Delhaize ordinary shares or Delhaize ADSs that were surrendered in the exchange. The 0.412% separate capital gains tax rate cannot be offset by any tax assets (e.g., tax losses) or any tax credits.

Belgian resident companies qualifying as SMEs are normally not subject to Belgian capital gains taxation on gains realized upon the disposal of the Shares if (a) the Article 203 BITC/92 Taxation Conditions are met and (b) the Shares have been held in full legal ownership for an uninterrupted period of at least one year.

If the one-year minimum holding period condition is not met (but the Article 203 BITC/92 Taxation Conditions are met), the capital gains realized upon the disposal of the Shares by Belgian resident companies (both non-SMEs and SMEs) will be taxable at a separate corporate income tax rate of 25.75%.

Capital losses on Shares incurred by resident companies (both non-SMEs and SMEs) are as a general rule not tax deductible.

Capital gains realized upon redemption of the Shares or upon liquidation of Ahold will in principle be taxed as dividend income (see above).

If the Shares form part of the trading portfolio (handelsportefeuille/portefeuille commercial) of companies which are subject to the Royal Decree of 23 September 1992 on the annual accounts of credit institutions, investment firms and management companies of collective investment institutions (jaarrekening van de kredietinstellingen, de beleggingsondernemingen en de beheervennootschappen van instellingen voor collectieve belegging/comptes annuels des établissements de crédit, des entreprises d’investissement et des sociétés de gestion d’organismes de placement collectif), the capital gains realized upon the disposal of Shares will be subject to corporate income tax at the standard rates, and capital losses will be tax deductible.

Belgian Resident Non-Profit Legal Entities

Capital gains realized upon transfer of the Shares by Belgian resident non-profit legal entities are generally not subject to income tax, except in case of a sale of the shares which are directly or indirectly part of a stake representing more than 25% of the share capital in Ahold which may, under certain conditions, give rise to a 16.5% tax (plus local surcharges). Capital losses on the Shares are not tax deductible.

Capital gains realized by Belgian resident non-profit legal entities upon the redemption of the Shares or upon the liquidation of Ahold will in principle be taxed as dividends.

Tax on Stock Exchange Transactions

The Proposed EU Financial Transactions Tax

On 14 February 2013, the European Commission published the Commission’s Proposal for a Directive for a common financial transactions tax (referred to in this prospectus as the FTT) in the participating member states.

The Commission’s Proposal has very broad scope and could, if introduced, apply to certain dealings in the Shares (including secondary market transactions) under certain circumstances.

Under the Commission’s Proposal the FTT could apply in certain circumstances to persons both within and outside of the participating member states. Generally, it would apply to certain dealings in relation to the Shares where at least one party is a financial institution, and at least one party is established in a participating member state. A financial institution may be, or be deemed to be, “established” in a participating member state in a broad range of circumstances, including (a) by transacting with a person established in a participating member state or (b) where the financial instrument which is subject to the dealings is issued in a participating member state.

Joint statements issued by participating member states indicate an intention to implement the FTT by January 1, 2016.

However, the FTT proposal remains subject to negotiation between the participating member states and the scope of any such tax is uncertain. Additional EU member states may decide to participate.

Prospective holders of Shares are advised to seek their own professional advice in relation to the FTT.

Belgian Tax on Stock Exchange Transactions

The sale and acquisition of the Shares on the secondary market is subject to a tax on stock exchange transactions (Taks op de beursverrichtingen/Taxe sur les opérations de bourse) if executed in Belgium through a professional intermediary. The tax is generally due at a rate of 0.27%, with a maximum amount per transaction and per party of € 800. Exemptions apply for certain categories of institutional investors and non-residents. The exchange of Delhaize ordinary shares or Delhaize ADSs for Shares pursuant to the merger and any other transactions on the primary market are not subject to the tax on stock exchange transactions. The tax on stock exchange transactions should be abolished once the FTT enters into force.

LEGAL MATTERS

The legality of the Ahold ordinary shares being registered pursuant to this registration statement will be passed upon for Ahold by Allen & Overy LLP, acting in its capacity as legal advisor to Ahold.

EXPERTS

Ahold

The consolidated financial statements of Koninklijke Ahold N.V. as of December 28, 2014 and December 29, 2013 and for the years ended December 28, 2014, December 29, 2013 and December 30, 2012 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers Accountants N.V., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. PricewaterhouseCoopers Accountants N.V. is a member of the Netherlands Institute of Chartered Accountants (Nederlandse Beroepsorganisatie van Accountants).

Delhaize

The financial statements incorporated in this Prospectus by reference from Etablissements Delhaize Frères et Cie “Le Lion” (Groupe Delhaize)’s Annual Report on Form 20-F, and the effectiveness of Etablissements Delhaize Frères et Cie “Le Lion” (Groupe Delhaize)’s internal control over financial reporting have been audited by Deloitte Réviseurs d’Entreprises, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

LIMITATION ON ENFORCEMENT

Ahold is incorporated under Dutch law, with its headquarters in the Netherlands, and certain of the individuals who may be directors and executive officers of Ahold, and certain experts named in this prospectus, reside outside of the United States. All or a substantial portion of the assets of such individuals and of Ahold may be located outside of the United States. As a result, it may not be possible to effect service of process within the United States upon such individuals or Ahold, or to enforce against such individuals or Ahold in U.S. courts judgments obtained in such courts predicated upon the civil liability provisions of the federal securities laws of the United States. Ahold has been advised by counsel that there is doubt as to the enforceability in the Netherlands, in original actions or in actions for the enforcement of judgments of U.S. courts, of liabilities predicated solely upon the securities laws of the United States or of claims for punitive damages.

The United States and the Netherlands currently do not have a treaty providing for the reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. In addition, the countries of residence of the members of the management board and supervisory board of the combined company and certain executive officers, as well as certain experts named in this prospectus, may also not have a treaty providing for the reciprocal recognition and enforcement of judgments. Consequently, a final judgment for payment given by a court in the United States, whether or not predicated solely upon United States securities laws, would not be enforceable in the Netherlands. However, if a person has obtained a final and conclusive judgment rendered by a U.S. court which is enforceable in the United States and files a claim with the competent Dutch court, the Dutch court will generally give binding effect to such foreign judgment insofar as it finds that the jurisdiction of the U.S. court has been based on grounds that are internationally acceptable and that proper legal procedures have been observed, that the foreign judgment does not contravene Dutch public policy and that the foreign judgment is not irreconcilable with a judgment of a Dutch court given between the same parties, or with an earlier judgment of a foreign court given between the same parties in a dispute involving the same cause of action and subject matter, provided that such earlier judgment fulfils the conditions necessary for it to be given binding effect in the Netherlands. It is uncertain whether this practice extends to default judgments as well. In addition, even if a judgment by a U.S. court satisfies the above requirements, the Dutch court may still deny a claim for a judgment if such U.S. court judgment is not, not yet or no longer formally enforceable according to the relevant U.S. state and federal laws. Dutch courts may deny the recognition and enforcement of punitive damages or other awards. Moreover, a Dutch court may reduce the amount of damages granted by a U.S. court and recognize damages only to the extent that they are necessary to compensate actual losses or damages. Enforcement and recognition of judgments of U.S. courts in the Netherlands are solely governed by the provisions of the Dutch Civil Procedure Code (Wetboek van Burgerlijke Rechtsvordering).

WHERE YOU CAN FIND MORE INFORMATION

Ahold makes its annual and other information available on its website www.ahold.com. Information included in or otherwise accessible through Ahold’s website is not a part of, and is not incorporated by reference into, this prospectus.

Delhaize is a “foreign private issuer” and, under the rules adopted under the Exchange Act, is exempt from certain of the requirements of the Exchange Act, including the proxy and information provisions of Section 14 of the Exchange Act and the reporting and liability provisions applicable to officers, directors and significant shareholders under Section 16 of the Exchange Act. Delhaize files annual reports on Form 20-F with the SEC and also furnishes reports on Form 6-K to the SEC.

You may read and copy any document that Delhaize files at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC, including Delhaize. The SEC’s Internet site can be found at http://www.sec.gov.

Investors may also consult Delhaize’s website for more information about Delhaize. Delhaize’s website is www.delhaizegroup.com. Information included or otherwise accessible through Delhaize’s website is not a part of, and is not incorporated by reference into, this prospectus.

Ahold has filed with the SEC a registration statement on Form F-4 of which this prospectus forms a part. The registration statement registers the Ahold ordinary shares to be issued to Delhaize shareholders and Delhaize ADS holders in the merger. The registration statement, including the attached exhibits, contains additional relevant information about Ahold and Ahold ordinary shares. This prospectus does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC.

In addition, the SEC allows Ahold to incorporate by reference certain information of Delhaize filed with the SEC by Delhaize into this prospectus, which means that Ahold can disclose important information to you by referring you to another document that Delhaize has filed separately with the SEC. You should read the information incorporated by reference because it is an important part of this prospectus, except for any information superseded by information in, or incorporated by reference in, this prospectus, and includes important information about Delhaize and its financial condition, business and results. The following documents, which have been filed with the SEC by Delhaize, are incorporated by reference into this prospectus:

•	Delhaize’s Annual Report on Form 20-F for the financial year ended December 31, 2014, which was filed with the SEC on April 29, 2015; and

•	Delhaize’s Current Reports on Form 6-K, furnished to the SEC on February 11, 2015 (relating to the announcement of Delhaize’s project agreement with its social partners), March 3, 2015, March 6, 2015 (relating to the announcement of a new general counsel and corporate secretary), April 1, 2015, May 29, 2015, July 1, 2015, August 14, 2015, October 23, 2015, November 13, 2015, November 17, 2015, December 21, 2015, December 23, 2015 and January 13, 2016.

All annual reports on Form 20-F that Delhaize files with the SEC, and certain reports on Form 6-K that Delhaize furnishes to the SEC indicating, to the extent designated therein, that they are so incorporated by reference into this prospectus, in each case, after the date of the initial registration statement on Form F-4 of which this prospectus forms a part and prior to effectiveness of the registration statement on Form F-4 of which this prospectus forms a part shall be deemed to be incorporated by reference into this prospectus. In addition, all annual reports on Form 20-F that Delhaize files with the SEC and certain reports on Form 6-K that Delhaize furnishes to the SEC indicating, to the extent designated therein, that they are so incorporated by reference into this prospectus, in each case after the date of this prospectus and prior to the date of the extraordinary general meeting of Delhaize shareholders, will also be incorporated by reference into this prospectus. Such documents filed or furnished by Delhaize are considered to be a part of this prospectus, effective as of the date such documents are filed or furnished.

You can obtain any of these documents from the SEC, through the SEC’s website at the address described above, or Delhaize will provide you with copies of these documents, without charge, upon written or oral request to Delhaize by contacting Investor Relations Delhaize Group at Investor@delhaizegroup.com or by calling +32 2 412 2151.

In the event of conflicting information in this prospectus in comparison to any document incorporated by reference into this prospectus, or among documents incorporated by reference, the information in the latest filed document controls.

You should rely only on the information contained in or incorporated by reference into this prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this prospectus. This prospectus is dated [●]. You should not assume that the information contained in this prospectus is accurate as of any date other than that date. You should not assume that the information incorporated by reference into this prospectus is accurate as of any date other than the date of such incorporated document. Neither the mailing of this prospectus to U.S. Delhaize shareholders or Delhaize ADS holders nor the issuance of Ahold ordinary shares or Ahold ADSs in connection with the merger will create any implication to the contrary.

FIN-1

Report of Independent Registered Public Accounting Firm

To the Shareholders of Koninklijke Ahold N.V.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Koninklijke Ahold N.V. and its subsidiaries at December 28, 2014 and December 29, 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 28, 2014 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.

We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers Accountants N.V.

Amsterdam, The Netherlands

November 20, 2015

/s/ P.J. van Mierlo RA

FIN-2

Koninklijke Ahold N.V.

Financial statements

Consolidated Income Statements

For the years 2014, 2013 and 2012

€ million, except per share data	Note	2014	2013	2012
Net sales	7	32,774	32,615	32,682
Cost of sales	8	(24,088)	(23,933)	(24,064)

Gross profit		8,686	8,682	8,618

Selling expenses		(6,424)	(6,293)	(6,225)
General and administrative expenses		(1,012)	(1,150)	(1,057)

Total operating expenses	8	(7,436)	(7,443)	(7,282)

Operating income		1,250	1,239	1,336

Interest income		6	7	10
Interest expense		(212)	(225)	(234)
Net interest income / (expense) on defined benefit pension plans	23	(16)	(24)	17
Other financial expenses		(13)	(49)	(1)

Net financial expenses	9	(235)	(291)	(208)

Income before income taxes		1,015	948	1,128

Income taxes	10	(248)	(153)	(267)
Share in income of joint ventures	14	24	10	8

Income from continuing operations		791	805	869

Income (loss) from discontinued operations	5	(197)	1,732	46

Net income attributable to common shareholders		594	2,537	915

Earnings per share	29
Net income per share attributable to common shareholders
Basic		0.68	2.48	0.88
Diluted		0.67	2.39	0.85
Income from continuing operations per share attributable to common shareholders
Basic		0.90	0.79	0.84
Diluted		0.88	0.77	0.81
Weighted average number of common shares outstanding (in millions)
Basic		879	1,021	1,040
Diluted		924	1,072	1,100

The accompanying notes are an integral part of these consolidated financial statements.

FIN-3

Koninklijke Ahold N.V.

Financial statements

Consolidated Statements of Comprehensive Income

For the years 2014, 2013 and 2012

€ million	Note	2014	2013	2012
Net income attributable to common shareholders		594	2,537	915
Remeasurements of defined benefit pension plans
Remeasurements before taxes—income (loss)	23	(25)	230	(1,204)
Income taxes	10	21	(83)	331

Other comprehensive income (loss) that will not be reclassified to profit or loss		(4)	147	(873)
Currency translation differences in foreign interests:
Currency translation differences before taxes from:
Continuing operations		389	(149)	(56)
Discontinued operations		—	30	29
Cumulative translation differences from divestments transferred to net income	5	—	(82)	—
Income taxes	10	—	1	—
Cash flow hedges:
Fair value result in the year		(76)	(10)	(89)
Transfers to net income		9	70	45
Income taxes	10	16	(15)	11
Other comprehensive income of joint ventures—net of income taxes:
Share of other comprehensive income (loss) from:
Continuing operations		—	—	1
Discontinued operations		—	—	(8)
Other comprehensive loss transferred to net income	5	—	9	—

Other comprehensive income (loss) reclassifiable to profit or loss		338	(146)	(67)

Total other comprehensive income / (loss)		334	1	(940)

Comprehensive income / (loss) attributable to common shareholders		928	2,538	(25)

Attributable to:
Continuing operations		1,125	849	(92)
Discontinued operations		(197)	1,689	67

Comprehensive income / (loss) attributable to common shareholders		928	2,538	(25)

The accompanying notes are an integral part of these consolidated financial statements.

FIN-4

Koninklijke Ahold N.V.

Financial statements

Consolidated Balance Sheets

For the years 2014 and 2013

€ million	Note	December 28, 2014	December 29, 2013
Assets
Property, plant and equipment	11	6,150	5,712
Investment property	12	560	543
Intangible assets	13	1,763	1,563
Investments in joint ventures and associates	14	206	197
Other non-current financial assets	15	482	415
Deferred tax assets	10	494	411
Other non-current assets		35	33

Total non-current assets		9,690	8,874

Assets held for sale	5	7	28
Inventories	16	1,589	1,450
Receivables	17	728	665
Other current financial assets	18	323	1,520
Income taxes receivable		59	11
Other current assets		118	98
Cash and cash equivalents	19	1,624	2,496

Total current assets		4,448	6,268

Total assets		14,138	15,142

Equity and liabilities
Equity attributable to common shareholders	20	4,844	6,520

Loans	21	1,410	1,307
Other non-current financial liabilities	22	2,039	1,882
Pensions and other post-employment benefits	23	290	348
Deferred tax liabilities	10	150	123
Provisions	24	663	585
Other non-current liabilities	25	276	235

Total non-current liabilities		4,828	4,480

Liabilities related to assets held for sale	5	—	48
Accounts payable		2,655	2,387
Other current financial liabilities	26	280	262
Income taxes payable		22	97
Provisions	24	240	191
Other current liabilities	27	1,269	1,157

Total current liabilities		4,466	4,142

Total equity and liabilities		14,138	15,142

The accompanying notes are an integral part of these consolidated financial statements.

FIN-5

Koninklijke Ahold N.V.

Financial statements

Consolidated Statements of Changes in Equity

For the years 2014, 2013 and 2012

€ million	Note	Share capital	Additional paid-in capital	Currency translation reserve	Cash flow hedging reserve	Other reserves including accumulated deficit[1]	Equity attributable to common shareholders
Balance as of January 1, 2012		330	9,094	(265)	(93)	(3,256)	5,810
Net income		—	—	—	—	915	915
Other comprehensive income (loss)		—	—	(27)	(33)	(880)	(940)
Total comprehensive income (loss)		—	—	(27)	(33)	35	(25)
Dividends		—	—	—	—	(415)	(415)
Share buyback		—	—	—	—	(277)	(277)
Cancellation of treasury shares		(12)	(381)	—	—	393	—
Share-based payments		—	—	—	—	53	53

Balance as of December 30, 2012		318	8,713	(292)	(126)	(3,467)	5,146
Net income		—	—	—	—	2,537	2,537
Other comprehensive income (loss)		—	—	(200)	45	156	1

Total comprehensive income (loss)		—	—	(200)	45	2,693	2,538
Dividends		—	—	—	—	(457)	(457)
Share buyback		—	—	—	—	(768)	(768)
Share-based payments		—	—	—	—	61	61

Balance as of December 29, 2013	20	318	8,713	(492)	(81)	(1,938)	6,520
Net income		—	—	—	—	594	594
Other comprehensive income (loss)		—	—	389	(51)	(4)	334

Total comprehensive income (loss)		—	—	389	(51)	590	928
Dividends		—	—	—	—	(414)	(414)
Capital repayment		(308)	(809)	—	—	109	(1,008)
Share buyback		—	—	—	—	(1,232)	(1,232)
Cancellation of treasury shares		(1)	(1,060)	—	—	1,061	—
Share-based payments		—	—	—	—	50	50

Balance as of December 28, 2014	20	9	6,844	(103)	(132)	(1,774)	4,844

1	Other reserves include the remeasurements of defined benefit plans.

The accompanying notes are an integral part of these consolidated financial statements.

FIN-6

Koninklijke Ahold N.V.

Financial statements

Consolidated Statements of Cash Flows

For the years 2014, 2013 and 2012

€ million	Note	2014	2013	2012
Income from continuing operations		791	805	869
Adjustments for:
Net financial expense		235	291	208
Income taxes		248	153	267
Share in income of joint ventures		(24)	(10)	(8)
Depreciation, amortization, write-downs and impairments		910	916	946
Gains on the sale of assets / disposal groups held for sale		(20)	(28)	(21)
Share-based compensation expenses		43	43	40

Operating cash flows before changes in operating assets and liabilities		2,183	2,170	2,301

Changes in working capital:
Changes in inventories		1	(13)	(27)
Changes in receivables and other current assets		(33)	73	(11)
Changes in payables and other current liabilities		146	(21)	177
Changes in other non-current assets, other non-current liabilities and provisions		(135)	(42)	(194)

Cash generated from operations		2,162	2,167	2,246
Income taxes paid—net		(269)	(116)	(134)

Operating cash flows from continuing operations		1,893	2,051	2,112
Operating cash flows from discontinued operations		(17)	(16)	(2)

Net cash from operating activities		1,876	2,035	2,110

Purchase of non-current assets		(732)	(811)	(910)
Divestments of assets / disposal groups held for sale		77	52	51
Acquisition of businesses, net of cash acquired	28	(190)	(9)	(701)
Divestment of businesses, net of cash divested	28	(291)	2,352	(43)
Changes in short-term deposits and similar instruments		1,222	(1,472)	155
Dividends received from joint ventures	14	18	27	21
Interest received		6	6	11
Other		(1)	(1)	(1)

Investing cash flows from continuing operations		109	144	(1,417)
Investing cash flows from discontinued operations		—	135	135

Net cash from investing activities		109	279	(1,282)

Interest paid		(207)	(216)	(234)
Repayments of loans		(24)	(21)	(459)
Repayments of finance lease liabilities		(80)	(73)	(74)
Dividends paid on common shares	20	(414)	(457)	(415)
Share buyback	20	(1,232)	(768)	(277)
Capital repayment	20	(1,008)	—	—
Other cash flows from derivatives		(20)	(19)	110
Other		(3)	(75)	17

Financing cash flows from continuing operations		(2,988)	(1,629)	(1,332)
Financing cash flows from discontinued operations		(2)	(4)	(7)

Net cash from financing activities		(2,990)	(1,633)	(1,339)
Net (decrease) / increase in cash and cash equivalents		(1,005)	681	(511)
Cash and cash equivalents at the beginning of the financial year (excluding restricted cash)		2,497	1,864	2,407
Effects of exchange rate changes on cash and cash equivalents		123	(48)	(32)

Cash and cash equivalents at end of year (excluding restricted cash)	28	1,615	2,497	1,864

The accompanying notes are an integral part of these consolidated financial statements.

FIN-7

Koninklijke Ahold N.V.

Notes to the consolidated financial statements

Notes to Consolidated Financial Statements

1 The Company and its operations

The principal activity of Koninklijke Ahold N.V. (Ahold or the Company or Group or Ahold group), a public limited liability company with its statutory seat and its principal place of business in Zaandam, the Netherlands, is the operation of retail stores in Europe and the United States through subsidiaries and joint ventures. Ahold’s significant subsidiaries, joint ventures and associates are listed in Note 36.

2 Basis of preparation

These financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB).

Historical cost is used as the measurement basis unless otherwise indicated.

Ahold’s financial year is a 52- or 53-week period ending on the Sunday nearest to December 31. Financial year 2014 consisted of 52 weeks and ended on December 28, 2014. The comparative financial year 2013 consisted of 52 weeks and ended on December 29, 2013. The financial year 2012 consisted of 52 weeks and ended on December 30, 2012. The consolidated financial statements were authorized for issue by the Management Board on October 22, 2015.

These consolidated financial statements are presented in euros (€). The following exchange rates of the euro against the U.S. dollar ($) and the Czech crown (CZK) have been used in the preparation of these financial statements:

	2014	2013	2012
U.S. dollar
Average exchange rate	0.7529	0.7533	0.7782
Year-end closing exchange rate	0.8213	0.7277	0.7566

Czech crown
Average exchange rate	0.0363	0.0385	0.0398
Year-end closing exchange rate	0.0360	0.0365	0.0398

The preparation of financial statements requires management to make a number of estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. All assumptions, expectations and forecasts used as a basis for certain estimates within these financial statements represent good faith assessments of Ahold’s future performance for which management believes there is a reasonable basis. They involve risks, uncertainties and other factors that could cause the Company’s actual future results, performance and achievements to differ materially from those forecasted. The estimates, assumptions and judgments that management considers most critical relate to:

Vendor allowances (Note 3)

The Company must estimate the allowances that are earned based on fulfillment of its related obligations, many of which require management to estimate the volume of purchases that will be made during a period of time. The Company must also estimate the amount of related product that has been sold and the amount that remains in ending inventories and allocate the allowance to cost of sales or inventories accordingly.

FIN-8

Koninklijke Ahold N.V.

Notes to the consolidated financial statements

Income taxes (Notes 3 and 10)

The ultimate tax effects of transactions may be uncertain for a considerable period of time, requiring management to estimate the related current and deferred tax positions. The Company recognizes liabilities for uncertain tax positions when it is more likely than not that additional tax will be due. Judgment is required in determining whether deferred tax assets are realizable.

Intangible assets (Note 3)

Intangible assets acquired in a business acquisition are stated at fair value, as determined at the date of the acquisition. To determine the fair value at the acquisition date, judgments and estimates are required.

Leases and sale and leaseback transactions (Note 3)

The classification of leases as finance leases or operating leases requires judgments about the fair value of the leased asset, the split of the fair value between land and buildings, the economic life of the asset, whether or not to include renewal options in the lease term and the appropriate discount rate to calculate the present value of the minimum lease payments.

Revenue recognition with respect to sale and leaseback transactions depends on whether the Company transfers all risks and rewards to the buyer, does not maintain (or maintains only minor) continuing involvement in the property other than the lease payments and whether the transaction is established at fair value.

Impairments (Note 3)

Judgments and estimates are required, not only to determine whether there is an indication that an asset may be impaired, but also whether indications exist that impairment losses previously recognized may no longer exist or may have decreased (impairment reversal).

Company and multi-employer pension obligations (Note 23)

The present value of the pension obligations depends on a number of assumptions that are determined on an actuarial basis. The assumptions used in determining the net cost (income) for pensions include the discount rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the pension obligations. Other key assumptions comprise longevity and future salary and pension increases. Additional information is disclosed in Note 23.

Provisions and contingencies (Notes 24 and 34)

The recognition of provisions requires estimates and judgment regarding the timing and the amount of outflow of resources. The main estimates are as follows:

•	Self-insurance program: estimates and assumptions include an estimate of claims incurred but not yet reported, historical loss experience, projected loss development factors, estimated changes in claim reporting patterns, claim settlement patterns, judicial decisions and legislation,

•	Loyalty programs: estimated cost of benefits to which customers participating in the loyalty program are entitled, which includes assumptions on redemption rates.

•	Claims and legal disputes: management, supported by internal and external legal counsel, where appropriate, determines whether it is more likely than not that an outflow of resources will be required to settle an obligation. If this is the case, the best estimate of the outflow of resources is recognized.

FIN-9

Koninklijke Ahold N.V.

Notes to the consolidated financial statements

•	Restructuring: the provisions are based on formal and approved plans using the best information available at the time. The amounts that are ultimately incurred may change as the plans are executed.

•	Onerous contracts: mainly relate to unfavorable lease contracts and include the excess of the unavoidable costs of meeting the obligations under the contracts over the benefits expected to be received under such contracts.

Fair value measurements

For financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

•	Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

•	Level 3 inputs are unobservable inputs for the asset or liability.

3 Significant accounting policies

Consolidation

The consolidated financial statements incorporate the financial figures of the Company and its subsidiaries. Subsidiaries are entities over which the Company has control. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date that control commences until the date that control ceases. All intra-group transactions, balances, income and expenses are eliminated upon consolidation. Unrealized losses on intra-group transactions are eliminated, unless the transaction provides evidence of an impairment of the assets transferred.

Non-controlling interests are recorded, as appropriate, on the consolidated balance sheet, in the consolidated income statement, and in the consolidated statement of comprehensive income for the non-controlling shareholders’ share in the net assets and the income or loss of subsidiaries. Non-controlling shareholders’ interest in an acquired subsidiary is initially measured at the non-controlling interest’s proportion of the net fair value of the assets, liabilities and contingent liabilities recognized.

Foreign currency translation

The financial statements of subsidiaries, joint ventures and associates are prepared in their functional currencies, which are determined based on the primary economic environment in which they operate. Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on the transaction dates. At each balance sheet date, monetary items denominated in foreign currencies are translated into the entity’s functional currency at the then prevailing rates. Exchange differences arising on the settlement and translation of monetary items are included in net income for the period. Goodwill and fair value adjustments arising on the acquisition of a foreign entity are considered as assets and liabilities denominated in the functional currency of the foreign entity.

Upon consolidation, the assets and liabilities of subsidiaries with a functional currency other than the euro are translated into euros using the exchange rates prevailing at the balance sheet date. Income and expense items

FIN-10

Koninklijke Ahold N.V.

Notes to the consolidated financial statements

are translated at the average exchange rates for the respective periods. Exchange rate differences arising during consolidation and on the translation of investments in subsidiaries are included in other comprehensive income and in equity, in the currency translation reserve. Intercompany loans to and from foreign entities for which settlement is neither planned nor likely to occur in the foreseeable future are considered to increase or decrease the net investment in that foreign entity; therefore the exchange rate differences relating to these loans are also included in other comprehensive income and in equity, in the currency translation reserve.

On the disposal of a foreign operation resulting in loss of control, loss of joint control or loss of significant influence, the related cumulative exchange rate difference that was included in equity is transferred to the consolidated income statement.

Segmentation

Ahold’s operating segments are its retail operating companies that engage in business activities from which they earn revenues and incur expenses and whose operating results are regularly reviewed by the Management Board to make decisions about resources to be allocated to the segments and to assess their performance. In establishing the reportable segments, certain operating segments with similar economic characteristics have been aggregated.

The segments’ performance is evaluated against several measures, of which operating income is the most important. Intersegment sales are executed under normal commercial terms and conditions that would also be available to unrelated third parties. Net sales are attributed to geographic regions based on the location of stores.

Net sales

Ahold generates and recognizes net sales to retail customers at the point of sale in its stores and upon delivery of goods through the online channel. Ahold also generates revenues from the sale of products to retail franchisees that are recognized upon delivery. Ahold recognizes franchise fees as revenue when all material services relating to the contract have been substantially performed. Revenue from the sale of gift cards and gift certificates is recognized when the gift card or gift certificate is redeemed by the retail customer. Future discounts earned by customers in connection with bonus or loyalty cards and other company-sponsored programs are deferred on the balance sheet at the time of the sale and subsequently recognized in the income statement when redeemed.

Generally, net sales and cost of sales are recorded based on the gross amount received from the customer for products sold and the amount paid to the vendor for products purchased, excluding sales taxes and value-added taxes. However, for certain products or services, such as sales through its online Plaza platform, the sale of lottery tickets, third-party prepaid phone cards, stamps and public transportation tickets, Ahold acts as an agent and consequently records the amount of commission income in its net sales.

Cost of sales

Cost of sales includes the purchase price of the products sold and other costs incurred in bringing the inventories to the location and condition ready for sale. These costs include costs of purchasing, storing, rent, depreciation of property, plant and equipment, salaries, and transporting products to the extent that it relates to bringing the inventories to the location and condition ready for sale.

FIN-11

Koninklijke Ahold N.V.

Notes to the consolidated financial statements

Vendor allowances

Ahold receives various types of vendor allowances. The most common allowances vendors offer are (i) volume allowances, which are off-invoice or amounts billed back to vendors based on the quantity of products sold to customers or purchased from the vendor and (ii) promotional allowances, which relate to cooperative advertising and market development efforts. Volume allowances are recognized as a reduction of the cost of the related products as they are sold. Promotional allowances are recognized as a reduction of the cost of the related products when the Company has performed the activities specified in the contract with the vendor. If the contract does not specify any performance criteria, the allowance is recognized over the term of the contract. Vendor allowances are generally deducted from cost of sales, unless there is clear evidence that they should be classified as revenue or a reimbursement of costs. Ahold recognizes vendor allowances only where there is evidence of a binding arrangement with the vendor, the amount can be estimated reliably and receipt is probable.

The accounting for vendor allowances requires a number of estimates. First, the Company must estimate the allowances that are earned based on the fulfillment of its related obligations, many of which require management to estimate the volume of purchases that will be made during a period of time. Second, the Company needs to estimate the amount of related product that was sold and the amount that remains in ending inventories and accordingly allocate the allowance to cost of sales or inventories. Management makes this estimate based on the turnover of the inventories and allocates a portion of the related vendor allowance to ending inventories until such product is estimated to have been sold to customers.

Selling expenses

Selling expenses relate to our store and online operations and consist of employees’ salaries and wages, store expenses, rent income and rent expense or depreciation related to stores, advertising costs and other selling expenses.

General and administrative expenses

General and administrative expenses consist of support office employees’ salaries and wages, rent and depreciation of support offices, impairment losses and reversals, gains and losses on the sale of non-current assets and disposal groups held for sale, restructuring costs, and other general and administrative expenses.

Share-based compensation

The grant date fair value of equity-settled share-based compensation plans is expensed, with a corresponding increase in equity, on a straight-line basis over the vesting periods of the grants. The cumulative expense recognized at each balance sheet date reflects the extent to which the vesting period has expired and the Company’s best estimate of the number of shares that will eventually vest. No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition (e.g., total shareholder return). Those are treated as vested irrespective of whether or not the market condition is ultimately satisfied, provided that all non-market conditions (e.g., continued employment) are satisfied.

Income taxes

Income tax expense represents the sum of current and deferred tax. Income tax is recognized in the income statement except to the extent that it relates to items recognized directly in equity or other comprehensive income. Current tax expense is based on the best estimate of taxable income for the year, using tax rates that have been enacted or substantively enacted at the balance sheet date and adjustments for current taxes payable

FIN-12

Koninklijke Ahold N.V.

Notes to the consolidated financial statements

(receivable) for prior years. Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities and the corresponding tax basis used in the computation of taxable income. Deferred tax assets and liabilities are generally recognized for all temporary differences. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. Deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable profit or loss. Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realized.

Deferred tax assets, including deferred tax assets for tax loss carryforward positions and tax credit carryforward positions, are recognized to the extent that it is probable that future taxable income will be available against which temporary differences, unused tax losses or unused tax credits can be utilized. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the assets to be recovered.

Deferred tax assets and liabilities are not discounted. Deferred income tax assets and liabilities are offset on the balance sheet when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes relate to income taxes levied by the same fiscal authority. Current income tax assets and liabilities are offset on the balance sheet when there is a legally enforceable right to offset and when the Company intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The ultimate tax effects of some transactions can be uncertain for a considerable period of time, requiring management to estimate the related current and deferred tax positions. The Company recognizes liabilities for uncertain tax positions when it is more likely than not that additional taxes will be due. These liabilities are presented as current income taxes payable, except in jurisdictions where prior tax losses are being carried forward to be used to offset future taxes that will be due; in these instances the liabilities are presented as a reduction to deferred tax assets.

Non-current assets held for sale and discontinued operations

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. For this to be the case the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. Non-current assets (or disposal groups) classified as held for sale are measured at the lower of the asset’s carrying amount and the fair value less costs of disposal. Depreciation or amortization of an asset ceases when it is classified as held for sale. Equity accounting ceases for an investment in a joint venture or associate when it is classified as held for sale; instead, dividends received are recognized in the consolidated income statement.

A discontinued operation is a component of the Company that either has been disposed of or is classified as held for sale, and represents a separate major line of business or geographical area of operations or is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations. Results from discontinued operations that are clearly identifiable as part of the component disposed of and that will not be recognized subsequent to the disposal are presented separately as a single amount in the consolidated income statement. Results and cash flows from discontinued operations are reclassified for prior periods and presented in the financial statements so that the results and cash flows from discontinued operations relate to all operations that have been discontinued as of the balance sheet date for the latest period presented.

FIN-13

Koninklijke Ahold N.V.

Notes to the consolidated financial statements

Property, plant and equipment

Items of property, plant and equipment are stated at cost less accumulated depreciation and impairment losses. Cost includes expenditures that are directly attributable to the acquisition or construction of an asset and borrowing costs incurred during construction. Where applicable, estimated asset retirement costs are added to the cost of an asset. Subsequent expenditures are capitalized only when it is probable that future economic benefits associated with the item will flow to the Company and the costs can be measured reliably. All other subsequent expenditures represent repairs and maintenance and are expensed as incurred.

Depreciation is computed using the straight-line method based on the estimated useful lives of the items of property, plant and equipment, taking into account the estimated residual value. Where an item of property, plant and equipment comprises major components having different useful lives, each such part is depreciated separately. The assets’ useful lives are reviewed, and adjusted, if appropriate, at each balance sheet date.

The estimated useful lives of property, plant and equipment are:

Land	indefinite
Buildings	30 – 40 years
Material handling systems (in warehouses)	20 – 30 years
Building components	7 – 20 years
Machinery and equipment	5 – 12 years
Other	3 – 10 years

Depreciation of assets subject to finance leases and leasehold improvements is calculated on a straight-line basis over either the lease term (including renewal periods when renewal is reasonably assured) or the estimated useful life of the asset, whichever is shorter.

Investment property

Investment property consists of land and buildings held by Ahold to earn rental income or for capital appreciation, or both. These properties are not used by Ahold in the ordinary course of business. Ahold often owns (or leases under a finance lease) shopping centers containing both an Ahold store and third-party retail units. In these cases, the third-party retail units generate rental income, but are primarily of strategic importance for operating purposes to Ahold in its retail operations. Ahold recognizes the part of an owned (or leased under a finance lease) shopping center that is leased to third-party retailers as investment property, unless it represents an insignificant portion of the property. Land and buildings leased to franchisees are not considered to be investment property as they contribute directly to Ahold’s retail operations. Investment property is measured on the same basis as property, plant and equipment.

Leases and sale and leaseback transactions

Leases

Ahold is a lessee of land, buildings and equipment under operating and finance lease arrangements. Ahold classifies its leases as finance leases when the lease agreement transfers substantially all of the risks and rewards of ownership to Ahold. For leases determined to be finance leases, the asset and liability are recognized based on their values at the inception of the lease at an amount equal either to the fair value of the leased asset or the present value of the minimum lease payments during the lease term, whichever is lower. Lease payments are apportioned between interest charges and a reduction of the lease liability so as to achieve a constant rate of interest on the remaining liability balance. Contingent rentals are expensed as incurred.

FIN-14

Koninklijke Ahold N.V.

Notes to the consolidated financial statements

Leases that do not qualify as finance leases are classified as operating leases, and the related lease payments are expensed on a straight-line basis over the lease term, including, as applicable, any rent-free period during which Ahold has the right to use the asset. Payments made to Ahold representing incentives to sign a new lease or representing reimbursements for leasehold improvements are deferred and recognized on a straight-line basis over the term of the lease as reductions to rental expense.

For leases with renewal options where the renewal is reasonably assured, the lease term used to (i) determine the appropriate lease classification, (ii) compute periodic rental expense and (iii) depreciate leasehold improvements (unless their economic lives are shorter) includes the periods of expected renewals.

Determining whether a lease agreement is a finance or an operating lease requires judgment on various aspects. These include the fair value of the leased asset, the economic life of the leased asset, whether or not to include renewal options in the lease term and the determination of an appropriate discount rate to calculate the present value of the minimum lease payments.

Sale and leaseback

The gain or loss on sale and operating leaseback transactions is recognized in the income statement immediately if (i) Ahold does not maintain or maintains only minor continuing involvement in these properties, other than the required lease payments, and (ii) these transactions occur at fair value. Any gain or loss on sale and finance leaseback transactions is deferred and amortized over the term of the lease. In classifying the leaseback in a sale and leaseback transaction, similar judgments have to be made as described above under Leases.

In some sale and leaseback arrangements, Ahold sells a property and only leases back a portion of that property. These properties generally involve shopping centers that contain an Ahold store as well as other stores leased to third-party retailers. In such situations, Ahold recognizes a sale and the resulting profit on the portion of the shopping center that is not leased back to the extent that (i) the property is sold for fair value and (ii) the risks and rewards of owning stores that are not leased back to Ahold have been fully transferred to the buyer. The leaseback of the Ahold store and any gain on the sale of the Ahold store is accounted for under the sale and leaseback criteria described above.

In some sale and leaseback arrangements, Ahold subleases the property to third parties (including franchisees) or maintains a form of continuing involvement in the property sold, such as earn-out provisions or obligations or options to repurchase the property. In such situations, the transaction generally does not qualify for sale and leaseback accounting, but rather is accounted for as a financing transaction (financing). The carrying amount of the asset remains on the balance sheet and the sale proceeds are recorded as a financing obligation. The financing obligation is amortized over the lease term. Once Ahold’s continuing involvement ends, the sale is accounted for under the sale and leaseback criteria described above.

Intangible assets

Goodwill and impairment of goodwill

Goodwill arises on the acquisition of subsidiaries and represents the excess of the consideration transferred over the Company’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities at the date of acquisition, and is carried at cost less accumulated impairment losses. Goodwill on acquisitions of joint ventures and associates is included in the carrying amount of the investment.

For the purposes of impairment testing, goodwill is allocated to each of the cash-generating units (or groups of cash-generating units) that is expected to benefit from the synergies of a business combination. Goodwill is

FIN-15

Koninklijke Ahold N.V.

Notes to the consolidated financial statements

allocated to a cash-generating unit (or group of cash-generating units) representing the lowest level within the Company at which the goodwill is monitored for internal management purposes and is never larger than an operating segment before aggregation. Cash-generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the cash-generating unit may be impaired. Goodwill on acquisitions of joint ventures and associates is assessed for impairment as part of the investment whenever there is an indication that the investment may be impaired. An impairment loss is recognized for the amount by which the cash-generating unit’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of a cash-generating unit’s fair value less cost to sell and its value in use. An impairment loss is allocated first to reduce the carrying amount of the goodwill and then to the other assets of the cash-generating unit pro-rata on the basis of the carrying amount of each asset in the cash-generating unit. An impairment loss recognized for goodwill is not reversed in subsequent periods.

On the partial or complete disposal of an operation, the goodwill attributable to that operation is included in the determination of the gain or loss on disposal.

Other intangible assets

Separately acquired intangible assets and internally developed software are carried at cost less accumulated amortization and impairment losses. Intangible assets acquired in a business combination are recognized at fair value at the date of acquisition (which is regarded as their cost).

Customer relationships acquired in business acquisitions are stated at fair value determined using an income approach. Direct costs related to the development of software for internal use are capitalized only if the costs can be measured reliably, technological feasibility has been established, future economic benefits are probable, and the Company intends to complete development and to use the software. All other costs, including all overhead, general and administrative, and training costs, are expensed as incurred. Lease-related intangible assets, consisting primarily of favorable operating lease contracts acquired in business acquisitions, are measured at the present value of the amount by which the contract terms are favorable relative to market prices at the date of acquisition.

Amortization is computed using the straight-line method based on estimated useful lives, which are as follows:

Customer relationships	7 – 25 years
Software	3 – 10 years
Lease-related intangibles	remaining expected duration of the lease
Brand names	indefinite
Other	5 – indefinite

The useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

Investments in joint arrangements and associates

Investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations each investor has rather than the legal structure of the joint arrangement. Joint operations arise where Ahold has rights to the assets and obligations relating to the arrangement and therefore accounts for its share of assets, liabilities, revenue and expenses. Joint ventures arise where Ahold has rights to the net assets of the arrangement and therefore equity accounts for its interest.

FIN-16

Koninklijke Ahold N.V.

Notes to the consolidated financial statements

Associates are entities over which Ahold has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Significant influence is the power to participate in the financial and operating policy decisions of the entity but is not control or joint control over those policies. Associates are accounted for using the equity method.

Under the equity method, investments in joint ventures and associates are measured initially at cost and subsequently adjusted for post-acquisition changes in Ahold’s share of the net assets of the investment (net of any accumulated impairment in the value of individual investments). Where necessary, adjustments are made to the financial figures of joint ventures and associates to ensure consistency with the accounting policies of the Company.

Unrealized gains on transactions between Ahold and its joint ventures and associates are eliminated to the extent of Ahold’s stake in these investments. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the assets transferred.

Impairment of non-current assets other than goodwill

Ahold assesses on a quarterly basis whether there is any indication that non-current assets may be impaired. If indicators of impairment exist, Ahold estimates the recoverable amount of the asset. If it is not possible to estimate the recoverable amount of an individual asset, Ahold estimates the recoverable amount of the cash-generating unit to which it belongs. Individual stores are considered separate cash-generating units for impairment testing purposes.

The recoverable amount is the higher of an asset’s fair value less cost to sell and the asset’s value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is recognized in the income statement for the amount by which the asset’s carrying amount exceeds its recoverable amount.

In subsequent years, Ahold assesses whether indications exist that impairment losses previously recognized for non-current assets other than goodwill may no longer exist or may have decreased. If any such indication exists, the recoverable amount of that asset is recalculated and, if required, its carrying amount is increased to the revised recoverable amount. The increase is recognized in operating income as an impairment reversal. An impairment reversal is recognized only if it arises from a change in the assumptions that were used to calculate the recoverable amount. The increase in an asset’s carrying amount due to an impairment reversal is limited to the depreciated amount that would have been recognized had the original impairment not occurred.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost consists of all costs of purchase, cost of conversion, and other costs incurred in bringing the inventories to their present location and condition, net of vendor allowances attributable to inventories. For certain inventories, cost is approximated using the retail method, in which the sales value of the inventories is reduced by the appropriate percentage of gross margin. The cost of inventories is determined using either the first-in, first-out (FIFO) method or the weighted average cost method, depending on their nature or use. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated marketing, distribution and selling expenses.

FIN-17

Koninklijke Ahold N.V.

Notes to the consolidated financial statements

Financial instruments

Financial assets and liabilities

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of a financial instrument. Financial assets are derecognized when the rights to receive cash flows from the financial assets expire, or if the Company transfers the financial asset to another party and does not retain control or substantially all risks and rewards of the asset. Financial liabilities are derecognized when the Company’s obligations specified in the contract expire or are discharged or cancelled. Purchases and sales of financial assets in the normal course of business are accounted for at settlement date (i.e., the date that the asset is delivered to or by the Company).

At initial recognition, management classifies its financial assets as either (i) at fair value through profit or loss, (ii) loans and receivables, (iii) held to maturity or (iv) available for sale, depending on the purpose for which the financial assets were acquired. Financial assets are initially recognized at fair value. For instruments not classified as at fair value through profit or loss, any directly attributable transaction costs are initially recognized as part of the asset value. Directly attributable transaction costs related to financial assets at fair value through profit or loss are expensed when incurred.

The fair value of quoted investments is based on current bid prices. If the market for a financial asset is not active, or if the financial asset represents an unlisted security, the Company establishes fair value using valuation techniques. These include the use of recent arm’s-length transactions, reference to other instruments that are substantially the same, and discounted cash flow analysis, making maximum use of market inputs. Subsequent to initial recognition, financial assets are measured as described below. At each balance sheet date, the Company assesses whether there is objective evidence that a financial asset or a group of financial assets is impaired.

Investments at fair value through profit or loss

Investments at fair value through profit or loss are those investments that are either held for trading or designated as such by the Company. A financial asset is classified as held for trading if it is acquired principally for the purpose of selling in the short term. Derivatives are classified as held for trading unless they are designated as hedges. Financial instruments held for trading are measured at fair value and changes therein are recognized in the income statement.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at amortized cost using the effective interest method, less any impairment losses. They are included in current assets, except for loans and receivables with maturities greater than 12 months after the balance sheet date.

Held to maturity financial assets

Held to maturity financial assets are non-derivative financial assets with fixed or determinable payments and a fixed maturity that the Company has the positive intention and ability to hold to maturity. They are carried at amortized cost using the effective interest method, less any impairment losses. They are included in current assets, except for held to maturity financial assets with maturities greater than 12 months after the balance sheet date.

FIN-18

Koninklijke Ahold N.V.

Notes to the consolidated financial statements

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are either designated in this category of financial assets or not classified in any of the other categories. They are measured at fair value based on quoted market prices with changes therein recognized directly in equity until the investment is derecognized or determined to be impaired, at which time the cumulative gain or loss previously recorded in equity is transferred to the income statement. Investments in equity instruments that do not have a quoted market price and whose fair value cannot be reliably measured are carried at cost. Available-for-sale financial assets are included in non-current assets unless management intends to dispose of the investment within 12 months after the balance sheet date.

Cash and cash equivalents

Cash and cash equivalents include all cash-on-hand balances, checks, debit and credit card receivables, short-term highly liquid cash investments, and time deposits with original maturities of three months or less. Time deposits and similar instruments with original maturities of more than three months but less than 12 months are classified as other current financial assets. Bank overdrafts are included in short-term borrowings.

Loans and short-term borrowings

Loans and short-term borrowings are recognized initially at fair value, net of transaction costs incurred. Loans and short-term borrowings are subsequently stated at amortized cost, unless they are designated as fair value hedges. Any difference between the proceeds and redemption value is recognized in the income statement over the period of the loans and short-term borrowings using the effective interest method. Loans are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Derivative financial instruments

All derivative financial instruments are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently remeasured to their fair value at the end of each reporting period. Gains and losses resulting from the fair value remeasurement are recognized in the income statement as fair value gains (losses) on financial instruments, unless the derivative qualifies and is effective as a hedging instrument in a designated hedging relationship. In order for a derivative financial instrument to qualify as a hedging instrument for accounting purposes, the Company must document (i) at the inception of the transaction, the relationship between the hedging instrument and the hedged item, as well as its risk management objectives and strategy for undertaking various hedging transactions and (ii) its assessment, both at hedge inception and on an ongoing basis, of whether the derivative that is used in the hedging transaction is highly effective in offsetting changes in fair values or cash flows of hedged items. Derivatives that are designated as hedges are accounted for as either cash flow hedges or fair value hedges.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized initially in the cash flow hedging reserve, a separate component of equity. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. Amounts accumulated in equity are reclassified into the income statement in the same period in which the related exposure impacts the income statement. When a cash flow hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecasted transaction is ultimately recognized in the income statement. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss existing in equity is immediately recognized in the income statement.

FIN-19

Koninklijke Ahold N.V.

Notes to the consolidated financial statements

Fair value changes of derivative instruments that qualify for fair value hedge accounting treatment are recognized in the income statement in the periods in which they arise, together with any changes in fair value of the hedged asset or liability. If the hedging instrument no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of the hedged item is amortized in the income statement over the remaining period to maturity of the hedged item.

Reinsurance assets and liabilities

Under Ahold’s self-insurance program, part of the insurance risk is ceded under a reinsurance treaty, which is a pooling arrangement between unrelated companies. Reinsurance assets include estimated receivable balances related to reinsurance contracts purchased by the Company. Reinsurance liabilities represent the expected insurance risks related to reinsurance contracts sold by the Company. Reinsurance assets and liabilities are measured on a discounted basis using accepted actuarial methods.

Financial guarantees

Financial guarantees are recognized initially as a liability at fair value. Subsequently, the liability is measured at the higher of the best estimate of the expenditure required to settle the obligation and the amount initially recognized less cumulative amortization.

Equity

Equity instruments issued by the Company are recorded at the value of proceeds received. Own equity instruments that are bought back (treasury shares) are deducted from equity. Incremental costs that are directly attributable to issuing or buying back own equity instruments are recognized directly in equity, net of the related tax. No gain or loss is recognized in the income statement on the purchase, sale, issuance or cancellation of the Company’s own equity instruments.

Cumulative preferred financing shares

Cumulative preferred financing shares, for which dividend payments are not at the discretion of the Company, are classified as non-current financial liabilities and are stated at amortized cost. The dividends on these cumulative preferred financing shares are recognized as interest expense in the income statement, using the effective interest method. From the date when Ahold receives irrevocable notification from a holder of cumulative preferred financing shares to convert these shares into common shares, the cumulative preferred financing shares are classified as a separate class of equity.

Pension and other post-employment benefits

The net assets and net liabilities recognized on the consolidated balance sheet for defined benefit plans represent the actual surplus or deficit in Ahold’s defined benefit plans measured as the present value of the defined benefit obligations less the fair value of plan assets. Any surplus resulting from this calculation is limited to the present value of available refunds and reductions in future contributions to the plan.

Defined benefit obligations are actuarially calculated on the balance sheet date using the projected unit credit method. The present value of the defined benefit obligations is determined by discounting the estimated future cash outflows using market yields on high-quality corporate bonds (i.e., bonds rated AA or higher) denominated in the currency in which the benefits will be paid, and that have an average duration similar to the expected duration of the related pension liabilities.

FIN-20

Koninklijke Ahold N.V.

Notes to the consolidated financial statements

Defined benefit costs are split into three categories:

•	Service cost, past service cost, gains and losses on curtailment and settlements

•	Net interest expense or income

•	Remeasurement

The first category is presented as labor costs within operating earnings. Past-service costs are recognized in the income statement in the period of plan amendment. Results from curtailments or settlements are recognized immediately.

Past service years within the Dutch pension fund are calculated based upon a methodology that uses the maximum past service years based on accrued benefits or a participant’s actual date of hire.

Net interest is calculated by applying the discount rate to the net defined benefit liability or asset and is presented within net financial expenses.

Remeasurements, comprising actuarial gains and losses, the effect of the asset ceiling (if applicable) and the return on plan assets (excluding interest) are recognized immediately in the balance sheet with a charge or credit to other comprehensive income in the period in which it occurs. Remeasurements recorded in other comprehensive income are not recycled to the income statement.

Contributions to defined contribution plans are recognized as an expense when employees have rendered service entitling them to the contributions. Post-employment benefits provided through industry multi-employer plans, managed by third parties, are generally accounted for under defined contribution criteria.

For other long-term employee benefits, such as long-service awards, provisions are recognized on the basis of estimates that are consistent with the estimates used for the defined benefit obligations, but discounted using Ahold’s cost of debt rate. For these all actuarial gains and losses are recognized in the income statement immediately.

Provisions

Provisions are recognized when (i) the Company has a present (legal or constructive) obligation as a result of past events, (ii) it is more likely than not that an outflow of resources will be required to settle the obligation, and (iii) the amount can be reliably estimated. The amount recognized is the best estimate of the expenditure required to settle the obligation. Provisions are discounted whenever the effect of the time value of money is significant.

The provision for the Company’s self-insurance program is recorded based on claims filed and an estimate of claims incurred but not yet reported. The provision includes expenses incurred in the claim settlement process that can be directly associated with specific claims. Other expenses incurred in the claim settlement process are expensed when incurred. The Company’s estimate of the required liability of such claims is recorded on a discounted basis, utilizing an actuarial method based upon various assumptions that include, but are not limited to, historical loss experience, projected loss development factors and actual payroll costs.

Restructuring provisions are recognized when the Company has approved a detailed formal restructuring plan and the restructuring has either commenced or has been announced to those affected by it. Onerous contract provisions are measured at the amount by which the unavoidable costs to fulfill agreements exceeds the expected benefits from such agreements.

FIN-21

Koninklijke Ahold N.V.

Notes to the consolidated financial statements

Changes in presentation

In 2013, Ahold’s investment in ICA met the criteria to be classified as a discontinued operation and, accordingly, €75 million that was previously reported in 2012 as share of income from joint ventures has been reclassified to income from discontinued operations.

In 2013, Ahold’s investment in Slovakia met the criteria to be classified as a discontinued operation and, accordingly, a €26 million loss that was previously reported in 2012 within income before taxes has been reclassified to income from discontinued operations. In the 2012 income statement, this change decreased net sales by €159 million, cost of sales by €119 million, selling expenses by €40 million and general and administrative expenses by €24 million.

New accounting policies effective for 2014

Investment Entities (Amendments to IFRS 10, IFRS 12 and IAS 27)

These amendments provide an exception to the consolidation requirement for entities that meet the definition of an investment entity under IFRS 10 Consolidated Financial Statements. The exception to consolidation requires investment entities to account for subsidiaries at fair value through profit or loss. These amendments have no impact on the Group, since none of the entities in the Group qualify to be an investment entity under IFRS 10.

Offsetting Financial Assets and Financial Liabilities—Amendments to IAS 32

These amendments clarify the meaning of “currently has a legally enforceable right to set-off” and the criteria for non-simultaneous settlement mechanisms of clearing houses to qualify for offsetting. These amendments have no impact on the Group.

Novation of Derivatives and Continuation of Hedge Accounting—Amendments to IAS 39

These amendments provide relief from discontinuing hedge accounting when novation of a derivative designated as a hedging instrument meets certain criteria. These amendments have no impact on the Group as the Group has not novated its derivatives during the current or prior periods.

Recoverable Amount Disclosures for Non-Financial Assets—Amendments to IAS 36

These amendments remove the unintended consequences of IFRS 13 Fair Value Measurement on the disclosures required under IAS 36 Impairment of Assets. In addition, these amendments require disclosure of the recoverable amounts for the assets or cash-generating units (CGUs) for which an impairment loss has been recognized or reversed during the period. The Group early adopted these disclosure requirements in the annual consolidated financial statements for the year ended December 29, 2013.

IFRIC 21—Levies

IFRIC 21 addresses the issue of when to recognize a liability to pay a levy imposed by a government. The interpretation defines a levy and specifies that the obligating event that gives rise to the liability is the activity that triggers the payment of the levy, as identified by legislation. The Interpretation provides guidance on how different levy arrangements should be accounted for. In particular, it clarifies that neither economic compulsion nor the going concern basis of financial statements preparation implies that an entity has a present obligation to pay a levy that will be triggered by operating in a future period. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014. The adoption of IFRIC 21 has no significant financial effect on the consolidated financial statements of the Group.

FIN-22

Koninklijke Ahold N.V.

Notes to the consolidated financial statements

New accounting policies not yet effective for 2014

The IASB issued several standards, or revisions to standards that are not yet effective for 2014, but will become effective in coming years.

IFRS 9, “Financial instruments,” addresses the classification, measurement and recognition of financial assets and financial liabilities. The IASB is adding to the standard as it completes the various phases of its comprehensive project on financial instruments that are to eventually form a complete replacement for IAS 39 “Financial Instruments: Recognition and Measurement.” Based on Ahold’s current financial position, the Company anticipates that the application of IFRS 9 in the future may have an impact on amounts reported in respect of the Company’s financial assets and financial liabilities. However, it is not practicable to provide a reasonable estimate of the effect of IFRS 9 until a detailed review has been completed. IFRS 9, as amended in July 2014, is effective for annual periods beginning on or after January 1, 2018.

Narrow scope amendments to IAS 19, “Employee Benefits,” entitled “Defined Benefit Plans: Employee Contributions (Amendments to IAS 19),” apply to contributions from employees or third parties to defined benefit plans. The objective of the amendments is to simplify the accounting for contributions that are independent of the number of years of employee service, for example, employee contributions that are calculated according to a fixed percentage of salary. The simplification was to allow entities the option to recognize employee contributions as a reduction of service costs in the period in which the related service is rendered, instead of attributing the employee contributions to periods of service. The amendments apply retrospectively for annual periods beginning on or after July 1, 2014. The amendments have no impact on the Group, as Ahold has chosen not to avail itself of the practical expedient offered in the amendment and will continue to attribute employee contributions to periods of service.

IFRS 15, “Revenue from Contracts with Customers,” establishes a single comprehensive model for entities to use in accounting for revenue from contracts with customers. IFRS 15 will supersede the current revenue recognition guidance including IAS 18 “Revenue,” IAS 11 “Construction Contracts,” and the related Interpretations when it becomes effective for annual periods beginning on or after January 1, 2018. Under IFRS 15, an entity recognizes revenue when (or as) a performance obligation is satisfied, i.e., when “control” of the goods or services underlying the particular performance obligation is transferred to the customer. More prescriptive guidance has been added in IFRS to deal with specific scenarios. Furthermore, extensive disclosures are required by IFRS 15. The Company is in the process of evaluating the full impact of IFRS 15.

Amendments to IFRS 11, “Accounting for Acquisitions of Interests in Joint Operations,” provide guidance on how to account for the acquisition of a joint operation that constitutes a business as defined in IFRS 3 “Business Combinations.” Specifically, the amendments state that the relevant principles on accounting for business combinations in IFRS 3 and other standards should be applied. The amendments to IFRS 11 apply prospectively for annual periods beginning on or after January 1, 2016. Based on Ahold’s current financial position, the Company does not anticipate that the application of these amendments to IFRS 11 will have a significant effect on the future consolidated financial statements.

Amendments to IAS 16 and IAS 38, “Clarification of Acceptable Methods of Depreciation and Amortization,” prohibit entities from using a revenue-based depreciation method for items of property, plant and equipment and introduce a rebuttable presumption that revenue is not an appropriate basis for amortization of an intangible asset. Currently the Company uses the straight-line method for depreciation and amortization of property, plant and equipment, and intangible assets, respectively. The Company believes that the straight-line method is the most appropriate method to reflect consumption of economic benefits in the respective assets and accordingly does not anticipate that the application of these amendments will have a significant effect on the future consolidated financial statements.

FIN-23

Koninklijke Ahold N.V.

Notes to the consolidated financial statements

Narrow scope amendments to IAS 27, “Equity Method in Separate Financial Statements,” will allow entities to use the equity method to account for investments in subsidiaries, joint ventures and associates in their separate financial statements. The amendments are effective for annual periods beginning on or after January 1, 2016, and are to be applied retrospectively. Based on Ahold’s current financial position, these amendments will not have an effect on the future consolidated financial statements.

Narrow scope amendments to IFRS 10 and IAS 28, “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture,” clarified an inconsistency between these standards with regards to the sale or contribution of assets between an investor and its associate or joint venture. Following the amendments, a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if these assets are housed in a subsidiary. The Company has yet to assess the amendments’ full impact. The amendments will be effective for annual periods commencing on or after January 1, 2016. (A new Exposure Draft has been issued in August 2015 which proposed a change in effective date to “to be determined”).

Amendments to IFRS 10, IFRS 12, and IAS 28, “Investment Entities: Applying the Consolidation Exception,” made narrow-scope clarifications of guidance. Specifically, the amendments clarify whether the exemption to present consolidated financial statements is available to a parent entity that is a subsidiary of an investment entity, which subsidiaries of an investment entity should be consolidated instead of being measured at fair value, and how an entity that is not an investment entity should apply the equity method of accounting for its investment in an associate or joint venture that is an investment entity. The amendments to IFRS 10, IFRS 12, and IAS 28 apply prospectively for annual periods beginning on or after January 1, 2016. Because Ahold is not an investment entity, nor does it have investments in an investment entity, these amendments will not have an effect on the future consolidated financial statements.

Amendments to IAS 1, “Disclosure Initiative,” clarify existing disclosure requirements. Most of the amendments were made to address overly prescriptive interpretations of the original wording in IAS 1. Specifically the amendments allow preparers more freedom in applying materiality when deciding what must be disclosed, even if a standard requires specific disclosures. Other disclosure clarifications relate to the presentation order of notes and the use of subtotals to further disaggregate required disclosures. The amendments to IAS 1 apply prospectively for annual periods beginning on or after January 1, 2016. Ahold does not anticipate that the application of these amendments to IAS 1 will have a significant effect on the results of future consolidated financial statements, but they may alter the manner in which certain financial information is presented.

Annual improvements to IFRSs 2010-2012 Cycle made a number of amendments to various IFRSs, which, based on Ahold’s current financial position, the Company anticipates will not have a significant effect on the future consolidated financial statements. The amendments are summarized as follows:

•	The amendments to IFRS 2, “Share-based Payment,” changed the definitions of “vesting conditions” and “market condition” and added definitions for “performance condition” and “service condition,” which were previously included within the definition of “vesting condition.”

•	The amendments to IFRS 3, “Business Combinations,” clarify that contingent consideration that is classified as an asset or a liability should be measured at fair value at each reporting date with changes in fair value (other than measurement period adjustments) being recognized in profit and loss.

•	The amendments to IFRS 8, “Operating Segments,” require an entity to disclose the judgments made by management in applying the aggregation criteria to operating segments. They also clarify that a reconciliation of the total of the reportable segments’ assets to the entity’s assets should only be provided if the segment assets are regularly provided to the chief operating decision-maker.

FIN-24

Koninklijke Ahold N.V.

Notes to the consolidated financial statements

•	The amendments to the basis for conclusions on IFRS 13, “Fair Value Measurement,” clarify that the issuance of IFRS 13, and subsequent amendments to IAS 39 and IFRS 9, did not remove the ability to measure short-term receivables and payables with no stated interest rate at their invoice amounts without discounting, if the effect of discounting is immaterial.

•	The amendments to IAS 16, “Property, Plan and Equipment,” and IAS 38 “Intangible Assets,” remove perceived inconsistencies in the accounting for accumulated depreciation / amortization when an item of property, plant and equipment or an intangible asset is revalued.

•	The amendments to IAS 24, “Related Party Disclosures,” clarify that a management entity providing key management personnel services to a reporting entity is a related party of the reporting entity. Consequently, the reporting entity should disclose as related party transactions the amounts incurred for the service paid or payable to the management entity for the provision of key management personnel services.

Annual improvements to IFRSs 2011-2013 Cycle made a number of amendments to various IFRSs, which, based on Ahold’s current financial position, the Company anticipates will not have a significant effect on the future consolidated financial statements. The amendments are summarized as follows:

•	The amendments to IFRS 3, “Business Combinations,” clarify that the standard does not apply to the accounting for the formation of all types of joint arrangements in the financial statements of the joint arrangement itself.

•	The amendments to IFRS 13, “Fair Value Measurement,” clarify that the scope of the portfolio exception for measuring the fair value of a group of financial assets or financial liabilities on a net basis includes all contracts that are within the scope of, and accounted for in accordance with, IAS 39 or IFRS 9, even if those contracts do not meet the definitions of financial assets or financial liabilities within IAS 32.

•	The amendments to IAS 40, “Investment Property,” clarify that IAS 40 and IFRS 3 are not mutually exclusive and application of both standards may be required. Consequently, an entity acquiring investment property must determine whether the property meets the definition of investment property and whether the transaction meets the definition of a business combination.

Annual improvements to IFRSs 2012-2014 Cycle made a number of amendments to various IFRSs, which, based on Ahold’s current financial position, the Company anticipates will not have a significant effect on the future consolidated financial statements. The amendments are summarized as follows:

•	The amendments to IFRS 5, “Non-current Assets Held for Sale and Discontinued Operations,” added specific guidance for cases in which an entity reclassifies an asset from held for sale to held for distribution to shareholders or vice versa and cases in which held-for-distribution accounting is discontinued.

•	The amendments to IFRS 7, “Financial Instruments: Disclosures,” include a description of the term “continuing involvement” for the purpose of the transfer disclosures.

•	The amendments to IAS 19, “Employee Benefits,” clarify that the high-quality corporate bonds used in estimating the discount rate for post-employment benefits should be denominated in the same currency as the benefits to be paid.

There are no other IFRSs or IFRIC interpretations that have been issued but are not yet effective that are expected to have a material effect on the future consolidated financial statements.

FIN-25

Koninklijke Ahold N.V.

Notes to the consolidated financial statements

4 Acquisitions

2014 acquisitions

SPAR in the Czech Republic

On August 1, 2014, Ahold announced that it had successfully completed the acquisition of SPAR’s business in the Czech Republic. The purchase consideration was CZK 5,170 million (€187 million) payable in cash for 100% of the voting equity interest, subject to finalization of the purchase price. With this transaction, Ahold acquired 49 stores, of which 35 are compact hypers and 14 are supermarkets, as well as a location which is still under development. Goodwill recognized in the amount of CZK 2,783 million (€100 million), which will not be deductible for tax purposes, represents expected synergies from the combination of operations.

As of the acquisition date, SPAR contributed €177 million to 2014 net sales and lowered net income by €13 million in 2014. The impact excludes €4 million in transaction costs related to the acquisition, that is included in general and administrative expenses. Had the acquisition occurred on December 30, 2013, Ahold’s pro-forma net sales through December 28, 2014, would have been approximately €33,016 million. The pro-forma net income would have been approximately €572 million, due to the SPAR acquisition.

Jumbo

On August 14, 2012, Ahold announced that its Albert Heijn division had completed the acquisition of 78 C1000 and four Jumbo stores from Jumbo for €290 million in cash, with €266 million paid by December 28, 2014 (2014: €2 million, 2013: credit €1 million and 2012: €265 million), and the remaining amount to be settled as agreements are reached with the franchisees. As of December 28, 2014, Ahold had reached agreement with 58 franchisees, related to which 54 stores have been converted and opened under the Albert Heijn banner by the end of 2014. Agreements with the franchisees for the remaining 24 stores are yet to be reached and these stores are to be converted to the Albert Heijn banner over a period of time. In 2014, Ahold recognized an €8 million impairment loss of prepaid consideration. Goodwill recognized in the amount of €174 million by December 28, 2014 (2014: €45 million, 2013: €76 million and 2012: €53 million), which will not be deductible for tax purposes, represents expected synergies from the combination of operations, as well as the ability to expand Ahold’s geographic reach.

The 54 stores that were converted to the Albert Heijn banner have contributed €278 million to 2014 net sales (2013: 39 stores, €149 million) and €7 million to 2014 net income (insignificant amount to 2013 net income). It is not practicable to provide the 2014 and 2013 pro-forma effect on Ahold’s net sales and net income.

Other 2014 acquisitions

During 2014, Ahold completed several minor store acquisitions in the Netherlands, Belgium, and the U.S. for a combined purchase consideration of €21 million.

All acquisitions were accounted for using the acquisition method of accounting.

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Koninklijke Ahold N.V.

Notes to the consolidated financial statements

The allocation of the fair value of the net assets acquired and the goodwill arising from the acquisitions during 2014 is as follows:

€ million	SPAR	Jumbo	Other	Total
Property, plant and equipment and investment property	123	—	6	129
Goodwill	100	45	19	164
Other intangible assets	2	—	1	3
Reversal of other intangible assets	—	(43)	—	(43)
Deferred tax asset	32	—	—	32
Current assets	63	—	1	64
Non-current liabilities	(64)	—	(6)	(70)
Current liabilities	(69)	—	—	(69)

Total purchase consideration	187	2	21	210
Cash acquired	(18)	—	—	(18)
Consideration payable	(2)	—	—	(2)

Acquisition of business, net of cash acquired	167	2	21	190

5 Assets and liabilities held for sale and discontinued operations

Assets and liabilities held for sale

€ million	December 28, 2014	December 29, 2013
Non-current assets and disposal groups held for sale	7	3
Assets held for sale from discontinued operations	—	25

Total assets held for sale	7	28

Liabilities related to assets held for sale from discontinued operations	—	48

The non-current assets and disposal groups held for sale consisted primarily of property, plant and equipment.

At year-end 2013, the assets held for sale and liabilities related to assets held for sale from discontinued operations consisted of the carrying value of the Slovakian disposal group as presented below:

€ million	December 28, 2014	December 29, 2013
Non-current assets	—	1
Current assets	—	24

Total assets held for sale from discontinued operations	—	25

Non-current liabilities	—	25
Current liabilities	—	23

Total liabilities related to assets held for sale from discontinued operations	—	48

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Koninklijke Ahold N.V.

Notes to the consolidated financial statements

Discontinued operations

Income (loss) from discontinued operations is specified as follows:

€ million	2014	2013	2012
Slovakia	(2)	(3)	(26)
ICA	—	137	75
Other	(1)	2	—

Operating results from discontinued operations¹	(3)	136	49

U.S. Foodservice	(194)	(10)	(4)
Slovakia	(1)	(20)	—
ICA	—	1,614	—
BI-LO / Bruno’s	1	3	3
Various²	—	9	(2)

Results on divestments³	(194)	1,596	(3)

Income (loss) from discontinued operations, net of income taxes	(197)	1,732	46

1	Operating results from discontinued operations are after net income tax benefits of €2 million, €8 million and nil in 2014, 2013 and 2012, respectively.
2	Includes adjustments to the results on various other past divestments.
3	Results on divestments are after net income tax benefits of €28 million, €9 million and nil in 2014, 2013 and 2012, respectively.

See Note 28 for the reconciliation between results on divestments of discontinued operations and cash received.

Slovakia

On November 14, 2013, it was announced that Ahold had reached an agreement with Condorum regarding the sale of Ahold’s Slovakian business. Upon the sale agreement, Ahold Slovakia qualified as held for sale and discontinued operation. On April 15, 2014, it was announced that the transaction was completed.

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Koninklijke Ahold N.V.

Notes to the consolidated financial statements

The 2014 operating results of Ahold Slovakia as included in the operating results from discontinued operations were a loss of €2 million (2013: €3 million and 2012: €26 million). The 2012 operating loss of €26 million that was previously reported as income from continuing operations has been reclassified to income from discontinued operations in the 2012 comparative figures (see Note 3). The condensed income statement for the Slovakian business is as follows:

€ million	2014	2013	2012
Net sales	29	139	159
Cost of sales	(22)	(105)	(119)

Gross profit	7	34	40
Total operating expenses	(9)	(44)	(64)

Operating loss	(2)	(10)	(24)
Net financial expenses	—	(2)	(2)

Loss before income taxes	(2)	(12)	(26)
Income taxes[1]	—	9	—

Operating results from discontinued operations, net of income taxes	(2)	(3)	(26)

1	Included in income tax benefits of 2013 was a €6 million deferred tax asset recognized for 2012 operating losses which was not recognized in the respective period as it was assessed to be not recoverable unless Ahold was to cease operating in Slovakia.

Upon the divestment in the first quarter of 2014, Ahold recorded a loss of €2 million, offset by a net tax benefit of €1 million as presented below. In 2013, in connection with this divestment Ahold had recorded a loss of €29 million, offset by a net tax benefit of €9 million. Included in the loss on divestment recorded in 2013 were impairment loss on the measurement to fair value less cost of disposal of €16 million and an onerous contract provision of €12 million.

€ million	2014
Proceeds net of cost of disposal	(34)
Net liabilities divested	21
Use of provision on loss on divestment	12
Recognition of financial guarantee	(1)

Result on divestment before income taxes	(2)
Income taxes	1

Result on divestment of Slovakia	(1)

U.S. Foodservice

In connection with the settlement agreement Ahold signed to settle a class action relating to pricing practices of Ahold’s former subsidiary, Ahold recorded a net provision in the amount of €187 million net of income tax benefits of €28 million. See Note 34 for a description of U.S. Foodservice—Waterbury litigation. Also included in results from divestments in 2014 were legal costs of €7 million (2013: €10 million and 2012: €4 million).

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Koninklijke Ahold N.V.

Notes to the consolidated financial statements

ICA

On February 10, 2013, Ahold reached a sale agreement with Hakon Invest regarding its 60% holding in ICA for proceeds of SEK 20 billion. Upon the sale agreement, Ahold’s investment in ICA was classified as a discontinued operation and the transaction was completed on March 27, 2013.

The 2013 operating results from discontinued operations included Ahold’s proportionate share in ICA’s operating results for the month of January 2013 of a €2 million loss, as well as a dividend of SEK 1.2 billion (€142 million) received from ICA. The expected cash flows from the receipt of the dividend were subject to a cash flow hedge and, consequently, Ahold recognized €139 million of dividend income (€142 million dividend receivable at the date of recognition less the effect of the cash flow hedge of €3 million).

An amount of €75 million, previously reported as share in income from joint ventures, has been reclassified to income from discontinued operations in the 2012 comparative figures.

Ahold recorded a gain of €1,614 million as a result on divestment of ICA as presented below:

€ million	2013
Proceeds net of cost of disposal	2,368
Net assets divested	(828)

Results on divestment before recycling of currency exchange differences and other items	1,540
Currency exchange differences transferred from equity	82
Other items previously recognized in other comprehensive income	(9)

Results on divestments before income taxes	1,613
Income taxes	1

Result on divestment of ICA	1,614

BI-Lo / Bruno’s

Two former subsidiaries of Ahold, BI-LO, LLC and Bruno’s Supermarkets, LLC (BI-LO and Bruno’s), filed for protection under Chapter 11 of the U.S. Bankruptcy Code in 2009. Related to obligations under the lease guarantees, the Company recognized a provision, after tax, of €62 million in 2009. In 2010, the reorganized BI-LO exited bankruptcy protection. In 2014, Ahold recognized a reduction of €1 million (2013: a reduction of €3 million and 2012: a reduction of €3 million) in its provision, after tax, within results on divestments. For a description of the remaining provisions, see Note 34.

6 Segment reporting

Reportable segments

Ahold’s retail operations are presented in three reportable segments. In addition, Other retail, consisting of Ahold’s unconsolidated joint venture JMR, and Ahold’s Corporate Center are presented separately. In 2013, Ahold’s previously reported segment “Other Europe” has been renamed “Czech Republic” following the classification of Ahold’s business in Slovakia as a discontinued operation. The accounting policies used for the segments are the same as the accounting policies used for the consolidated financial statements as described in Note 3.

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Koninklijke Ahold N.V.

Notes to the consolidated financial statements

All reportable segments sell a wide range of perishable and non-perishable food and non-food consumer products.

Reportable segment	Operating segments included in the Reportable segment
Ahold USA	Stop & Shop New England, Stop & Shop New York Metro, Giant Landover, Giant Carlisle and Peapod
The Netherlands	Albert Heijn (including The Netherlands, Belgium and Germany), Etos, Gall & Gall and bol.com
Czech Republic	Albert

Other	Included in Other
Other retail	Unconsolidated joint venture JMR (49%)
Corporate Center	Corporate Center staff (the Netherlands, Switzerland and the United States)

Net sales

€ million	2014	2013	2012
Ahold USA	19,557	19,676	20,112
The Netherlands	11,696	11,494	11,054
Czech Republic	1,521	1,445	1,516

Ahold group	32,774	32,615	32,682

Operating income

€ million	2014	2013	2012
Ahold USA	727	663	735
The Netherlands	584	612	652
Czech Republic	13	31	27
Corporate Center	(74)	(67)	(78)

Ahold group	1,250	1,239	1,336

Additions to property, plant and equipment, investment property, and intangible assets (including assets acquired through business combinations)

€ million	2014	2013	2012
Ahold USA	390	519	813
The Netherlands	332	289	1,016
Czech Republic (and Slovakia, prior to classification as discontinued operation)	263	34	47
Corporate Center	21	1	—

Ahold group	1,006	843	1,876

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Koninklijke Ahold N.V.

Notes to the consolidated financial statements

Depreciation and amortization of property, plant and equipment, investment property, and intangible assets

€ million	2014	2013	2012
Ahold USA	566	544	552
The Netherlands	269	245	222
Czech Republic	42	35	41
Corporate Center	2	1	2

Ahold group	879	825	817

Net impairments of property, plant and equipment, investment property, intangible assets, and write-downs of intangible assets under development

€ million	2014	2013	2012
Ahold USA	10	83	124
The Netherlands	21	9	5
Czech Republic	—	(1)	—

Ahold group	31	91	129

Non-current assets (property, plant and equipment, investment property, and intangible assets)

€ million	2014	2013	2012
Ahold USA	5,419	5,005	5,332
The Netherlands	2,435	2,428	2,398
Czech Republic	598	382	440
Corporate Center	21	3	2

Ahold group	8,473	7,818	8,172

Additional segment information

Segment results do not include significant non-cash items other than depreciation, amortization, write-downs, and impairment losses and reversals. For more information on write-downs of intangible assets under development, see Note 13.

Segment information joint ventures—Other retail (JMR)

The information with respect to JMR is presented in Note 14.

7 Net sales

€ million	2014	2013	2012
Sales to retail customers	28,882	29,005	29,420
Sales to franchisees and franchise fees	2,529	2,421	2,324
Online sales	1,267	1,086	830
Other sales	96	103	108

Net sales	32,774	32,615	32,682

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Koninklijke Ahold N.V.

Notes to the consolidated financial statements

8 Expenses by nature

The aggregate of cost of sales and operating expenses is specified by nature as follows:

€ million	2014	2013	2012
Cost of product	23,009	22,912	23,079
Labor costs	4,637	4,705	4,544
Other operational expenses	2,473	2,334	2,284
Depreciation and amortization	879	825	817
Write-down of intangible assets under development (Note 13)	—	8	92
Rent expenses and income—net	515	537	514
Impairment losses and reversals—net	31	83	37
Gains on the sale of assets—net	(20)	(28)	(21)

Total	31,524	31,376	31,346

9 Net financial expenses

€ million	2014	2013	2012
Interest income	6	7	10
Interest expense	(212)	(225)	(234)
Net interest expense on defined benefit pension plans	(16)	(24)	17
Losses on foreign exchange	(15)	(8)	(10)
Fair value gains (losses) on financial instruments	7	(22)	16
Other	(5)	(19)	(7)
Other financial expenses	(13)	(49)	(1)

Net financial expenses	(235)	(291)	(208)

Interest income mainly relates to interest earned on cash and cash equivalents and short-term cash deposits and similar instruments.

Interest expense primarily relates to financial liabilities measured at amortized cost (mainly loans, finance lease liabilities, financing obligations and cumulative preferred financing shares) and interest accretions to provisions. Interest income on defined benefit plans in 2012 arose as the balance of pension plans were in an asset position. At year end 2014 as well as 2013, substantially all pension plans were in a liability position. Consequently, during both years, the net interest component of pension expense resulted in interest expense.

Foreign exchange results on financial assets and liabilities are presented as part of net financial expenses, within losses on foreign exchange. The losses on foreign exchange in 2014 mainly resulted from the foreign exchange translation of the remaining GBP 250 million of the original GBP 500 million notes. Foreign exchange results arising from the purchase of goods for sale or goods and services consumed in Ahold’s operations are included in cost of sales or in the appropriate element of operating expenses, respectively. In 2014, the Company recorded a net exchange loss (including impact of foreign exchange hedging instruments) of €2 million in operating income (2013: loss of €1 million and 2012: loss of €2 million).

In 2014 and 2013, fair value gains (losses) on financial instruments primarily resulted from the derivatives related to the remaining GBP 250 million notes (an interest rate and a U.S. dollar cross-currency swap), which do not qualify for hedge accounting treatment.

For more information on financial instruments, see Note 30.

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Koninklijke Ahold N.V.

Notes to the consolidated financial statements

“Other” included in “Other financial expenses” in 2013 primarily comprised of €11 million relating to the change in discount rate used for a multi-employer pension plan withdrawal liability.

10 Income taxes

Income taxes on continuing operations

The following table specifies the current and deferred tax components of income taxes on continuing operations in the income statement:

€ million	2014	2013	2012
Current income taxes
Domestic taxes (the Netherlands)	(107)	(103)	(76)
Foreign taxes
United States	(95)	(26)	(14)
Europe—Other	(10)	4	(21)

Total current tax expense	(212)	(125)	(111)

Deferred income taxes
Domestic taxes (the Netherlands)	(4)	(18)	(61)
Foreign taxes
United States	(30)	(18)	(93)
Europe—Other	(2)	8	(2)

Total deferred tax expense	(36)	(28)	(156)

Total income taxes on continuing operations	(248)	(153)	(267)

Effective income tax rate on continuing operations

Ahold’s effective tax rate in its consolidated income statement differed from the Netherlands’ statutory income tax rate of 25.0%. The following table reconciles the statutory income tax rate with the effective income tax rate in the consolidated income statement:

	2014		2013		2012
	€ million	%	€ million	%	€ million	%
Income before income taxes	1,015		948		1,128

Income tax expense at statutory tax rate	(254)	25.0%	(237)	25.0%	(282)	25.0%
Adjustments to arrive at effective income tax rate:
Rate differential (local rates versus the statutory rate of the Netherlands)	(23)	2.3%	(38)	4.0%	(32)	2.8%
Deferred tax income (expense) related to recognition of deferred tax assets-net	(6)	0.6%	40	(4.2)%	5	(0.4)%
Reserves, (non-) deductibles and discrete items	35	(3.5)%	82	(8.7)%	42	(3.7)%

Total income taxes	(248)	24.4%	(153)	16.1%	(267)	23.7%

“Rate differential” indicates the effect of Ahold’s taxable income being generated and taxed in jurisdictions where tax rates differ from the statutory tax rate in the Netherlands. “Reserves, (non-) deductibles and discrete items” include one-time transactions. During 2013, a tax benefit of €37 million was recognized from movements in income tax contingency reserves.

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Koninklijke Ahold N.V.

Notes to the consolidated financial statements

Income taxes on discontinued operations

Current and deferred income tax related to discontinued operations amounted to a €30 million benefit in 2014, a €17 million benefit in 2013 and nil in 2012 and has been included within the result from discontinued operations. The 2014 current and deferred income tax benefit on discontinued operations is mainly related to the U.S. The 2013 current and deferred income tax benefit on discontinued operations is mainly related to Slovakia. For further information, see Notes 5 and 34.

Deferred income tax

The significant components and annual movements of deferred income tax assets and liabilities as of December 28, 2014, and December 29, 2013, are as follows:

€ million	December 30, 2012	Recognized in income statement	Other	December 29, 2013	Recognized in income statement	Other	December 28, 2014
Leases and financings	237	5	(19)	223	1	37	261
Pensions and other post-employment benefits	305	(7)	(88)	210	(27)	35	218
Provisions	114	20	21	155	(26)	(11)	118
Derivatives and loans	24	5	(14)	15	4	15	34
Interest	57	(29)	(1)	27	(11)	2	18
Other	78	(39)	(11)	28	(5)	10	33

Total gross deductible temporary differences	815	(45)	(112)	658	(64)	88	682

Unrecognized deductible temporary differences	(56)	3	49	(4)	—	—	(4)
Total recognized deductible temporary differences	759	(42)	(63)	654	(64)	88	678
Tax losses and tax credits	179	(15)	(1)	163	(4)	113	272
Unrecognized tax losses and tax credits	(44)	43	(34)	(35)	(8)	(72)	(115)

Total recognized tax losses and tax credits	135	28	(35)	128	(12)	41	157

Total net deferred tax asset position	894	(14)	(98)	782	(76)	129	835

Property, plant and equipment and intangible assets	(364)	(14)	(5)	(383)	49	(25)	(359)
Inventories	(111)	1	5	(105)	(8)	(12)	(125)
Other	(5)	(1)	—	(6)	(1)	—	(7)

Total deferred tax liabilities	(480)	(14)	—	(494)	40	(37)	(491)

Net deferred tax assets	414	(28)	(98)	288	(36)	92	344

The column “Other” in the table above includes amounts recorded in equity, the effects of acquisitions, divestments and exchange rate differences, as well as reclassifications between deferred tax components and the application of tax losses and tax credits against current year income tax payables.

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Koninklijke Ahold N.V.

Notes to the consolidated financial statements

Deferred income tax assets and liabilities are offset on the balance sheet when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes relate to income taxes levied by the same fiscal authority. The deferred tax assets and liabilities are presented as non-current assets and liabilities on the balance sheet as follows:

€ million	December 28, 2014	December 29, 2013
Deferred tax assets	494	411
Deferred tax liabilities	(150)	(123)

Net deferred tax assets	344	288

As of December 28, 2014, Ahold had operating and capital loss carryforwards of a total nominal amount of €1,949 million, mainly expiring between 2019 and 2034. (December 29, 2013: €1,239 million and December 30, 2012: €1,346 million). The following table (as at December 28, 2014) specifies the years in which Ahold’s operating and capital loss carryforwards and tax credits are scheduled to expire:

€ million	2015	2016	2017	2018	2019	2020- 2024	2025- 2029	After 2029	Does not expire	Total
Operating and capital losses (nominal value)	48	21	40	51	391	515	375	469	39	1,949
Operating and capital losses (tax value)	9	5	10	14	89	49	21	27	9	233
Tax credits	7	6	6	5	5	4	—	—	6	39

Tax losses and tax credits	16	11	16	19	94	53	21	27	15	272

Unrecognized tax losses and tax credits	(9)	(4)	(2)	(3)	(73)	(7)	(4)	(9)	(4)	(115)
Total recognized tax losses and tax credits	7	7	14	16	21	46	17	18	11	157

Operating and capital loss carryforwards related to one jurisdiction may not be used to offset income taxes in other jurisdictions. Of the loss carryforwards, €1,480 million relates to U.S. state taxes, for which a weighted average tax rate of 5.59% applies.

The majority of the above mentioned deferred tax assets relate to tax jurisdictions in which Ahold has suffered a tax loss in the current or a preceding period. Significant judgment is required in determining whether deferred tax assets are realizable. Ahold determines this on the basis of expected taxable profits arising from the reversal of recognized deferred tax liabilities and on the basis of budgets, cash flow forecasts and impairment models. Where utilization is not considered probable, deferred tax assets are not recognized.

Income taxes in equity

Current and deferred income taxes recognized in and transferred from equity are as follows:

€ million	2014	2013	2012
Share-based compensation	6	12	4
Cash flow hedges	16	(15)	11
Currency translation differences in foreign interest	—	1	—
Remeasurement of defined benefit pension plans	21	(83)	331

Total	43	(85)	346

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Notes to the consolidated financial statements

11 Property, plant and equipment

	Buildings and land
€ million	Stores	Other	Furnishings, machinery and equipment	Other	Under construction	Total
As of December 30, 2012
At cost	7,067	563	4,080	113	202	12,025
Accumulated depreciation and impairment losses	(2,902)	(198)	(2,831)	(56)	—	(5,987)

Carrying amount	4,165	365	1,249	57	202	6,038

Year ended December 29, 2013
Additions	74	33	94	17	489	707
Transfers from under construction	233	47	251	3	(534)	—
Acquisitions through business combinations	—	—	4	—	—	4
Depreciation	(346)	(21)	(342)	(11)	(1)	(721)
Impairment losses	(55)	—	(15)	(1)	—	(71)
Impairment reversals	1	—	1	—	—	2
Assets classified to held for sale or sold	(18)	—	(5)	(1)	—	(24)
Other movements	(23)	(1)	(3)	—	(1)	(28)
Exchange rate differences	(139)	(12)	(35)	(3)	(6)	(195)

Closing carrying amount	3,892	411	1,199	61	149	5,712

As of December 29, 2013
At cost	6,879	617	4,052	120	149	11,817
Accumulated depreciation and impairment losses	(2,987)	(206)	(2,853)	(59)	—	(6,105)

Carrying amount	3,892	411	1,199	61	149	5,712

Year ended December 28, 2014
Additions	59	5	159	7	376	606
Transfers from under construction	191	26	215	4	(436)	—
Acquisitions through business combinations	79	—	45	—	—	124
Depreciation	(369)	(25)	(345)	(11)	—	(750)
Impairment losses	(8)	—	(6)	—	—	(14)
Impairment reversals	3	—	1	—	—	4
Assets classified to held for sale or sold	(11)	(1)	(2)	—	(7)	(21)
Other movements	(30)	(2)	3	2	(1)	(28)
Exchange rate differences	371	28	101	6	11	517

Closing carrying amount	4,177	442	1,370	69	92	6,150

As of December 28, 2014
At cost	7,810	703	4,510	143	92	13,258
Accumulated depreciation and impairment losses	(3,633)	(261)	(3,140)	(74)	—	(7,108)

Carrying amount	4,177	442	1,370	69	92	6,150

Buildings and land includes improvements to these assets. “Other” buildings and land mainly includes distribution centers and warehouses. “Other” property, plant and equipment mainly consists of trucks, trailers and other vehicles. Assets under construction mainly consists of stores.

In 2014, Ahold recognized net impairment losses of €10 million for property, plant and equipment (2013: €69 million). These were mainly related to Ahold USA (2014: €7 million; 2013: €66 million). In 2013, Stop & Shop closed six stores and three gas stations in the New Hampshire area, as announced on August 6, 2013. Ahold recognized $24 million (€18 million) of impairments related to these stores based on the exit assumption. The remainder of the net impairment losses in 2013 related to various other operating and closed stores.

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Koninklijke Ahold N.V.

Notes to the consolidated financial statements

The higher of the value in use or fair value less cost of disposal represents an asset’s recoverable amount. The value-in-use method involves estimating future cash flows. The present value of estimated future cash flows has been calculated using pre-tax discount rates ranging between 6.8% and 13.1% (2013: 6.4%-12.8%). Fair value represents the price that would be received to sell an asset in an orderly transaction between market participants and has generally been measured by using discounted cash flow projections based on the assets’ highest and best use from the market participants’ perspective. In 2014, there was no impairment loss recorded based on fair value less cost of disposal measurement. In 2013, the fair value less cost of disposal was the recoverable amount in the determination of €15 million of the impairment losses.

The additions to property, plant and equipment include capitalized borrowing costs of €2 million (2013: €2 million). Generally, the capitalization rate used to determine the amount of capitalized borrowing costs is a weighted average of the interest rate applicable to the respective operating companies. This rate ranged between 2.9% and 4.2% (2013: 3.6%-7.5%).

Other movements mainly include transfers to investment property and from lease-related intangible assets.

The carrying amount of land and buildings includes amounts related to assets held under finance leases and financings of €843 million and €211 million, respectively (December 29, 2013: €808 million and €163 million). In addition, the carrying amount of machinery and equipment and other includes an amount of €4 million (December 29, 2013: €4 million) relating to assets held under finance leases. Ahold does not have legal title to these assets. Company-owned property, plant and equipment with a carrying amount of €44 million (December 29, 2013: €48 million) has been pledged as security for liabilities, mainly for loans.

12 Investment property

€ million	2014	2013
At the beginning of the year
At cost	863	876
Accumulated depreciation and impairment losses	(320)	(311)
Carrying amount	543	565

Additions	11	16
Acquisitions through business combinations	5	—
Depreciation	(25)	(22)
Impairment losses and reversals—net	(9)	(7)
Assets classified to held for sale or sold	(38)	(18)
Transfers from property, plant and equipment and lease-related intangibles	28	26
Exchange rate differences	45	(17)

Closing carrying amount	560	543

At the end of the year
At cost	893	863
Accumulated depreciation and impairment losses	(333)	(320)

Carrying amount	560	543

FIN-38

Koninklijke Ahold N.V.

Notes to the consolidated financial statements

A significant portion of Ahold’s investment property is comprised of shopping centers containing both an Ahold store and third-party retail units. The third-party retail units generate rental income, but are primarily of strategic importance to Ahold in its retail operations. Ahold recognizes the part of a shopping center leased to a third-party retailer as investment property, unless it represents an insignificant portion of the property.

In 2014, Ahold recognized net impairment losses of €9 million. These were related to Ahold USA (€3 million) and the Netherlands (€6 million).

The carrying amount of investment property includes an amount related to assets held under finance leases and financings of €29 million and €48 million (December 29, 2013: €33 million and €44 million), respectively. Ahold does not have legal title to these assets. Company-owned investment property with a carrying amount of €75 million (December 29, 2013: €65 million) has been pledged as security for liabilities, mainly for loans.

The fair value of investment property as of December 28, 2014, amounted to approximately €744 million (December 29, 2013: €715 million). Fair value represents the price that would be received to sell an asset in an orderly transaction between market participants and has generally been measured by using discounted cash flow projections based on the assets’ highest and best use from the market participants’ perspective. Ahold’s fair value measurements are primarily categorized within Level 2. The most significant input into this valuation approach are observable market retail yields and tenant rents to calculate the fair value. An insignificant portion of the fair value measurement is based on the Company’s own valuation methods, which are categorized within level 3. For mixed use properties and properties held for strategic purposes, Ahold cannot determine the fair value of the investment property reliably. In such cases, the fair value is assumed to be equal to the carrying amount.

Rental income from investment property included in the income statement in 2014 amounted to €66 million (2013: €63 million and 2012: €69 million). Direct operating expenses (including repairs and maintenance but excluding depreciation expense) arising from rental-income-generating and non-rent-generating investment property in 2014 amounted to €30 million (2013: €30 million and 2012: €36 million).

13 Intangible assets

	Goodwill	Lease-related intangibles	Software	Customer relationships	Brand names	Other	Under development	Total
As of December 30, 2012
At cost	772	254	714	121	86	379	55	2,381
Accumulated amortization and impairment losses	(3)	(156)	(532)	(44)	—	(77)	—	(812)

Carrying amount	769	98	182	77	86	302	55	1,569

Year ended December 29, 2013
Additions	—	—	16	1	—	20	75	112
Transfers from under development	—	—	49	—	—	2	(51)	—
Acquisitions through business combinations	81	—	—	—	—	(77)	—	4
Amortization	—	(10)	(56)	(7)	—	(11)	—	(84)
Impairments and write-downs	(1)	(3)	—	(1)	—	(4)	(8)	(17)
Assets classified to held for sale or sold	—	(1)	(1)	—	—	—	—	(2)
Other movements	—	—	1	—	—	1	—	2
Exchange rate differences	(12)	(4)	(1)	—	—	(3)	(1)	(21)

Closing carrying amount	837	80	190	70	86	230	70	1,563

FIN-39

Koninklijke Ahold N.V.

Notes to the consolidated financial statements

	Goodwill	Lease-related intangibles	Software	Customer relationships	Brand names	Other	Under development	Total
As of December 29, 2013
At cost	841	239	680	119	86	320	70	2,355
Accumulated amortization and impairment losses	(4)	(159)	(490)	(49)	—	(90)	—	(792)

Carrying amount	837	80	190	70	86	230	70	1,563

Year ended December 28, 2014
Additions	—	—	45	1	—	14	76	136
Transfers from under development	—	—	71	—	—	15	(86)	—
Acquisitions through business combinations	164	2	—	—	—	(42)	—	124
Amortization	—	(9)	(78)	(5)	—	(12)	—	(104)
Impairments	(4)	—	—	—	—	(8)	—	(12)
Assets classified to held for sale or sold	—	—	—	—	—	(2)	—	(2)
Exchange rate differences	34	9	4	1	—	9	1	58

Closing carrying amount	1,031	82	232	67	86	204	61	1,763

As of December 28, 2014
At cost	1,039	268	828	127	86	306	61	2,715
Accumulated amortization and impairment losses	(8)	(186)	(596)	(60)	—	(102)	—	(952)

Carrying amount	1,031	82	232	67	86	204	61	1,763

Goodwill recognized on acquisitions in 2014 relates mainly to the acquisition of SPAR in the Czech Republic and C1000 stores (see Note 4 for more details). Goodwill recognized on acquisitions in 2013 relates mainly to the acquisition of C1000 stores.

Goodwill acquired in business combinations is allocated, at acquisition, to the cash-generating units (CGUs) or groups of CGUs expected to benefit from that business combination.

The carrying amounts of goodwill allocated to CGUs within Ahold’s reportable segments are as follows:

€ million		December 28, 2014	December 29, 2013
Reportable segment	Cash-generating unit
Ahold USA	Stop & Shop New England	15	12
	Stop & Shop New York Metro	25	22
	Giant Carlisle	235	209
	Giant Landover	8	7
	Peapod	21	19
The Netherlands	Albert Heijn	393	335
	bol.com	201	201
	Etos	8	7
	Gall & Gall	1	1
Czech Republic	Czech Republic	124	24

Ahold group		1,031	837

FIN-40

Koninklijke Ahold N.V.

Notes to the consolidated financial statements

CGUs to which goodwill has been allocated are tested for impairment annually or more frequently if there are indications that a particular CGU might be impaired. The recoverable amount of each CGU is determined based on value-in-use calculations. Value-in-use is determined using discounted cash flow projections that generally cover a period of five years and are based on the financial plans approved by the Company’s management. Due to the expected continuation of high growth in the relevant online retail markets, we project cash flow for bol.com and Peapod over ten-year periods to better reflect the growth expectations in sales, profitability and cash generation after the first five-year projection period. The key assumptions for the value-in-use calculations relate to discount rate, sales growth and operating margin. The post-tax rates used to discount the projected post-tax cash flows reflect specific risks relating to relevant CGUs and are 6.0% for Ahold USA, 5.9% for the Netherlands, 10.6% for bol.com and 6.6% for the Czech Republic. The pre-tax discount rates are 9.9% for Ahold USA, 8.9% for Peapod, 7.8% for the Netherlands, 12.6% for bol.com and 8.1% for the Czech Republic. The value-in-use for the CGUs would be the same as the ones that would be derived from discounting pre-tax cash flows at these pre-tax discount rates. The sales growth rates and operating margins used to estimate future performance are based on past performance and our experience of growth rates and operating margins achievable in Ahold’s main markets. The average annual compound sales growth rates applied in the projected period ranged between 13.8% and 14.0% for the CGUs of our online business and ranged between 1.3% and 5.0% for the other CGUs. The average operating margins applied in the projected period ranged between 1.2% and 2.0% for the CGUs of our online business and ranged between 3.0% and 6.1% for the other CGUs. Growth rates used to extrapolate cash flows beyond the explicit forecast period are set such that the return on invested capital never exceeds the weighted average cost of capital of the CGUs.

The sensitivity analyses indicated that the recoverable amounts of the CGUs would still be in excess of the carrying amounts with sufficient and reasonable headroom if the relevant discount rates for the CGUs were higher by 2% or the sales growth rates in the projected period were lower by 2%. Should the operating margin of bol.com be reduced by approximately 95 basis points in the projected period, the carrying value of this CGU would equal the recoverable amount.

Lease-related intangible assets consist primarily of favorable operating lease contracts acquired in business acquisitions. Customer relationships consist primarily of pharmacy scripts and customer lists recognized through the acquisition of bol.com in 2012. Brand names include the name “bol.com.” Ahold expects that bol.com will play an important role in its business strategy and believes there is currently no foreseeable limit to the period over which the brand is expected to generate net cash inflows. Therefore the brand is assessed to have an indefinite useful life. The asset is tested for impairment in accordance with the policies as stated in Note 3. “Other” mainly includes intangible assets related to location development rights, deed restrictions and similar assets. Included in “Other” is an intangible asset allocated to Stop & Shop New England with an indefinite useful life and a carrying value of €28 million (2013: €25 million). The useful life of this asset is assessed to be indefinite since it relates to the land portion of an owned location.

Also included in 2014 is the prepaid purchase consideration for the transfer of C1000 stores of €74 million (2013: €127 million). The amount will be reallocated to the appropriate intangible assets (mainly goodwill) as agreements are reached with the franchisees. In 2014, Ahold recognized an €8 million impairment loss for the prepaid consideration.

Intangible assets under development relate mainly to software development. Amortization of software in 2014 includes €10 million of accelerated amortization that resulted from a re-evaluation of the useful lives. In 2013, there was a €8 million write-down of capitalized software development costs.

FIN-41

Koninklijke Ahold N.V.

Notes to the consolidated financial statements

14 Investments in joint ventures and associates

On February 10, 2013 Ahold reached a sale agreement with Hakon Invest regarding its 60% holding in ICA for SEK 20 billion. The transaction was completed on March 27, 2013. For a description of the result on the divestment of ICA, see Note 5.

In 1992, Ahold partnered with Jerónimo Martins, SGPS, S.A. in the joint venture JMR—Gestão de Empresas de Retalho, SGPS S.A. (JMR). Ahold holds 49% of the shares in JMR and shares equal voting power on JMR’s board of directors with Jerónimo Martins, SGPS, S.A. JMR operates food retail stores in Portugal under the brand name Pingo Doce. JMR is a joint venture and is accounted for using the equity method. There is no quoted market price available.

Ahold is also a partner in various smaller joint arrangements and associates that are individually not material to the Group. Ahold does not have subsidiaries with non-controlling interests that are material to the Group.

Changes in the carrying amount of Ahold’s interest in joint ventures and associates are as follows:

	JMR	Other	Total	JMR	ICA	Other	Total
€ million	2014	2014	2014	2013	2013	2013	2013
Beginning of the year	167	30	197	184	803	30	1,017
Share in income of joint ventures	22	2	24	9	—	1	10
Share in income of joint ventures classified as discontinued operations	—	—	—	—	(2)	—	(2)
Dividend	(17)	(1)	(18)	(26)	—	(1)	(27)
Investments classified from / (to) held for sale or sold	—	—	—	—	(828)	—	(828)
Other changes in equity of joint ventures	1	—	1	—	—	—	—
Exchange rate differences	—	2	2	—	27	—	27

End of the year	173	33	206	167	—	30	197

Share in profit from continuing operations for Ahold’s interests in all individually immaterial joint ventures was €2 million (2013: €1 million and 2012: €3 million) and nil for individually immaterial associates (2013 and 2012: nil).

FIN-42

Koninklijke Ahold N.V.

Notes to the consolidated financial statements

Set out below is the summarized financial information for JMR and ICA (on a 100% basis).

€ million	JMR 2014	JMR 2013
Summarized balance sheet
Current
Cash and cash equivalents	74	106
Other current assets	312	297

Total current assets	386	403
Financial liabilities (excluding trade payables)	(250)	(151)
Other current liabilities	(879)	(832)

Total current liabilities	(1,129)	(983)
Non-current
Assets	1,121	1,171
Financial liabilities	—	(228)
Other liabilities	(29)	(25)

Total non-current liabilities	(29)	(253)
Net assets	349	338

Net assets attributable to JMR	354	341
Net assets attributable to non-controlling interest	(5)	(3)

€ million	JMR 2014	JMR 2013	JMR 2012	ICA 2012	Total 2012
Summarized statement of comprehensive income
Net sales	3,565	3,499	3,361	11,125	14,486
Depreciation and amortization	(100)	(102)	(104)	(172)	(276)
Interest income	—	1	1	9	10
Interest expense	(13)	(23)	(20)	(43)	(63)
Income tax expense	(19)	(26)	(11)	(222)	(233)
Profit from continuing operations	44	17	10	125	135
Net income	44	17	10	125	135
Net income attributable to common shareholders	46	18	10	125	135
Net income attributable to non-controlling interest	(2)	(1)	—	—	—
Other comprehensive income	1	1	2	(13)	(11)
Total comprehensive income attributable to common shareholders	47	19	12	112	124

FIN-43

Koninklijke Ahold N.V.

Notes to the consolidated financial statements

The information presented below represents a reconciliation of the summarized financial information presented above to the carrying amount of JMR.

€ million	JMR 2014	JMR 2013
Opening net assets attributable to JMR	341	375
Net income	46	18
Other comprehensive income	1	1
Dividend	(34)	(53)

Closing net assets attributable to JMR	354	341
Interest in joint venture	49%	49%

Carrying value	173	167

Commitments and contingent liabilities in respect of joint ventures and associates

There are no contingent liabilities or significant restrictions relating to the Company’s interest in the joint ventures and associates. The commitments are presented in Note 31.

15 Other non-current financial assets

€ million	December 28, 2014	December 29, 2013
Derivative financial instruments	310	278
Defined benefit asset	5	5
Reinsurance assets	117	89
Loans receivable	36	32
Other	14	11

Total other non-current financial assets	482	415

For more information on derivative financial instruments and fair values, see Note 30.

The defined benefit asset represents defined benefit pension plans for which the fair value of plan assets exceeds the present value of the defined benefit obligations. For more information on defined benefit plans, see Note 23.

Of the non-current loans receivable, €18 million matures between one and five years and €18 million after five years (December 29, 2013: €17 million between one and five years and €15 million after five years). The current portion of loans receivable of €4 million is included in other receivables (December 29, 2013: €5 million).

Part of the self-insured risk is ceded under a reinsurance treaty, which is a pooling arrangement between unrelated companies. At the same time, Ahold assumes a share of the reinsurance treaty risks that is measured by Ahold’s participation percentage in the treaty. The participation percentage is the ratio of premium paid by Ahold to the total premium paid by all treaty members. In connection with this pooling arrangement, the Company recognizes reinsurance assets and reinsurance liabilities (see also Notes 18, 22 and 26) on its balance sheet. There were no significant gains or losses related to this pooling arrangement during 2014, 2013 or 2012.

FIN-44

Koninklijke Ahold N.V.

Notes to the consolidated financial statements

16 Inventories

€ million	December 28, 2014	December 29, 2013
Finished products and merchandise inventories	1,543	1,410
Raw materials, packaging materials, technical supplies and other	46	40

Total inventories	1,589	1,450

In 2014, €664 million has been recognized as a write-off of inventories in the income statement (2013: €644 million, 2012: €645 million). The write-off of inventories is Ahold’s best estimate based on significant assumptions applied to certain products measured using the retail method.

17 Receivables

€ million	December 28, 2014	December 29, 2013
Trade receivables	390	358
Vendor allowance receivables	203	191
Other receivables	155	135

	748	684
Provision for impairment	(20)	(19)

Total receivables	728	665

The receivable balances are presented net of accounts payable subject to an enforceable netting arrangement between the Company and the counterparty. The total effect of netting as of December 28, 2014 is €136 million (December 29, 2013: €136 million, adjusted from 2013 disclosure of €114 million).

At December 28, 2014, the aging analysis of receivables was as follows:

			Past due
€ million	Total	Not past due	0—3 months	3—6 months	6—12 months	> 12 months
Trade receivables	390	288	60	11	14	17
Vendor allowance receivables	203	173	25	3	1	1
Other receivables	155	94	41	13	1	6

	748	555	126	27	16	24
Provision for impairment	(20)	—	(2)	(1)	(2)	(15)

Total receivables	728	555	124	26	14	9

Receivables that were past due but not impaired relate to a number of independent customers for whom there is no recent history of default.

FIN-45

Koninklijke Ahold N.V.

Notes to the consolidated financial statements

At December 29, 2013, the aging analysis of receivables was as follows:

			Past due
€ million	Total	Not past due	0—3 months	3—6 months	6—12 months	> 12 months
Trade receivables	358	282	49	11	4	12
Vendor allowance receivables	191	152	35	3	1	—
Other receivables	135	84	28	13	5	5

	684	518	112	27	10	17
Provision for impairment	(19)	—	(2)	(1)	(2)	(14)

Total receivables	665	518	110	26	8	3

The concentration of credit risk with respect to receivables is limited, as the Company’s customer base and vendor base are large and unrelated. The Company does not hold any significant collateral on its receivables. Management believes there is no further credit risk provision required in excess of the normal individual and collective impairment, based on the aging analysis performed as of December 28, 2014. For more information about credit risk, see Note 30.

The changes in the provision for impairment were as follows:

€ million	2014	2013
Beginning of the year	(19)	(17)
Released / (charged) to income	(8)	(9)
Used	7	6
Exchange rate differences	—	1

End of the year	(20)	(19)

18 Other current financial assets

€ million	December 28, 2014	December 29, 2013
Short-term deposits and similar instruments	262	1,467
Reinsurance assets—current portion (see Note 15)	60	47
Other	1	6

Total other current financial assets	323	1,520

As per December 28, 2014, short-term deposits and similar instruments included short-term investments with a maturity at acquisition of between three and twelve months.

Of the short-term deposits and similar instruments as of December 28, 2014, €16 million was restricted (December 29, 2013: €15 million). This primarily consisted of investments held for insurance purposes for U.S. workers’ compensation and general liability programs.

Other mainly consists of the current portion of the derivative financial instruments. For more information on financial instruments and fair values, see Note 30.

FIN-46

Koninklijke Ahold N.V.

Notes to the consolidated financial statements

19 Cash and cash equivalents

€ million	December 28, 2014	December 29, 2013
Cash in banks and cash equivalents	1,281	2,206
Cash on hand	343	290

Total cash and cash equivalents	1,624	2,496

Of the cash and cash equivalents as of December 28, 2014, €9 million was restricted (December 29, 2013: €4 million). This primarily consisted of cash held in escrow accounts mainly related to pending litigations and construction activities.

Ahold’s banking arrangements allow the Company to fund outstanding checks when presented to the bank for payment. This cash management practice may result in a net cash book overdraft position, which occurs when the total issued checks exceed available cash balances within the Company’s cash concentration structure. Such book overdrafts are classified in accounts payable and amounted to €184 million and €166 million as of December 28, 2014, and December 29, 2013, respectively. No right to offset with other bank balances exists for these book overdraft positions.

20 Equity attributable to common shareholders

Shares and share capital

Authorized share capital is comprised of the following classes of shares as of December 28, 2014:

€ million	2014	2013
Common shares (2014: 1,700,000,000 of €0.01 par value each, 2013: 1,700,000,000 of €0.30 par value each)	17	510
Cumulative preferred shares (2014: 43,520 of €500 par value each, and 2013: 1,250,000 of €500 par value each)	22	625

Total authorized share capital	39	1,135

In addition, Ahold has cumulative preferred financing shares outstanding. These cumulative preferred financing shares are considered debt under IFRSs until the date that Ahold receives irrevocable notification from a holder of cumulative preferred financing shares to convert these shares into common shares. Upon this notification, the cumulative preferred financing shares are classified as a separate class of equity since they no longer meet the definition of a liability. For disclosures regarding Ahold’s cumulative preferred financing shares, see Note 22.

FIN-47

Koninklijke Ahold N.V.

Notes to the consolidated financial statements

Common shares and additional paid-in capital

Changes in the number of common shares and the number of treasury shares were as follows:

	Number of common shares issued and fully paid (x1,000)	Number of treasury shares (x 1,000)	Number of common shares outstanding (x 1,000)
Balance as of December 30, 2012	1,060,988	22,481	1,038,507
Share buyback	—	61,009	(61,009)
Share-based payments	—	(4,995)	4,995

Balance as of December 29, 2013	1,060,988	78,495	982,493

Share buyback	—	92,485	(92,485)
Reverse stock split	(81,615)	(7,999)	(73,616)
Cancellation of treasury shares	(85,000)	(85,000)	—
Share-based payments	—	(6,205)	6,205

Balance as of December 28, 2014	894,373	71,776	822,597

Dividends on common shares

On April 16, 2014, the General Meeting of Shareholders approved the dividend over 2013 of €0.47 per common share (€414 million in the aggregate). This dividend was paid on May 2, 2014. The Management Board, with the approval of the Supervisory Board, proposes that a dividend of €0.48 per common share be paid in 2015 with respect to 2014. This dividend is subject to approval by the General Meeting of Shareholders and has not been included as a liability on the consolidated balance sheet as of December 28, 2014. The payment of this dividend will not have income tax consequences for the Company.

Share buyback

On December 12, 2014, Ahold completed its share buyback program initially announced as €500 million on February 28, 2013, and subsequently increased to €2 billion on June 4, 2013. Under this program, 153,494,149 of the Company’s own shares were repurchased and delivered in 2013 and 2014 (2013: 61,008,851 and 2014: 92,485,298) for a total consideration of €2 billion (2013: €768 million and 2014: €1,232 million), at an average price of €13.03 (2013: €12.58 and 2014: €13.32).

Of the total shares repurchased, 85,000,000 were canceled on June 20, 2014.

On March 19, 2012, Ahold completed its €1 billion share buyback program announced on March 3, 2011. Under this program, 106,814,343 of the Company’s own shares were repurchased and delivered in 2011 and 2012 (2011: 79,982,258 and 2012: 26,832,085) for a total consideration of €1 billion (2011: €723 million and 2012: €277 million), at an average price of €9.36 (2011: €9.04 and 2012: €10.33).

Of the total shares repurchased, 39,900,000 were cancelled on July 9, 2012

Capital repayment and reverse stock split

On January 21, 2014, a capital repayment and reverse stock split was approved at an Extraordinary General Meeting of Shareholders. On March 28, 2014, the reverse stock split became effective. Every 13 existing shares with a nominal value of €0.30 each were consolidated into 12 new shares with a nominal value of €0.01 each. The capital repayment of €1.14 per remaining share, €1,007 million in the aggregate (excluding transaction

FIN-48

Koninklijke Ahold N.V.

Notes to the consolidated financial statements

costs), took place on April 3, 2014. The capital reduction attributable to treasury shares, which was €109 million in the aggregate, is reported in Other reserves.

Share-based payments

Share-based payments recognized in equity in the amount of €50 million (2013: €61 million and 2012: €53 million) relate to the 2014 GRO share-based compensation expenses of €43 million (2013: €43 million and €40 million), see Note 32; the stock options exercised of €1 million (2013: €6 million and 2012: €9 million); and the current and deferred income taxes recognized in and transferred from equity relating to share-based compensation of €6 million (2013: €12 million and 2012: €4 million), see Note 10.

Cumulative preferred shares

The Company’s Articles of Association provide for the possible issuance of cumulative preferred shares. The Company believes that its ability to issue this class of shares could prevent, or at least delay, an attempt by a potential bidder to make a hostile takeover bid. Moreover, outside the scope of a public offer, but also in other circumstances, this ability may safeguard the interests of the Company and all stakeholders in the Company and resist influences that might conflict with those interests by affecting the Company’s continuity, independence or identity. No cumulative preferred shares were outstanding as of December 28, 2014, or during 2014, 2013 and 2012.

In March 1989, the Company entered into an agreement with Stichting Ahold Continuïteit (SAC) as amended and restated in April 1994, March 1997, December 2001, and December 2003 (the Option Agreement). Pursuant to the Option Agreement, SAC was granted an option for no consideration to acquire cumulative preferred shares from the Company, from time to time until December 2018, up to a total par value that is equal to the total par value of all issued and outstanding shares of Ahold’s share capital, excluding cumulative preferred shares, at the time of exercising the option. In case the authorized share capital of the Company is amended during the term of the option, the Option Agreement provides for a corresponding change of the total par value of cumulative preferred shares under option. The holders of the cumulative preferred shares are entitled to 50,000 votes per share and a cumulative dividend expressed as a percentage of the amount called-up and paid-in to purchase the cumulative preferred shares. The percentage to be applied is the sum of (1) the average basic refinancing transaction interest rate as set by the European Central Bank—measured by the number of days during which that rate was in force in the financial year over which the dividend is paid—plus 2.1%, and (2) the average interest surcharge rate—measured by the number of days during which that rate was in force in the financial year over which the dividend is paid—that would be charged by the largest credit institution in the Netherlands (based on the balance sheet total as of the close of the financial year immediately preceding the financial year over which the dividend is paid). The minimum percentage to be applied is 5.75%. Subject to limited exceptions, any potential transfer of cumulative preferred shares requires the approval of the Management Board. Cumulative preferred shares can only be issued in a registered form. The Company may stipulate that only 25% of the par value will be paid upon subscription to cumulative preferred shares until payment in full is later required by the Company. SAC would then only be entitled to a market-based interest return on its investment.

SAC is a foundation organized under the laws of the Netherlands. Its statutory purpose is to safeguard the interests of the Company and all stakeholders in the Company and to resist, to the best of its ability, influences that might conflict with those interests by affecting the Company’s continuity, independence or identity. In the case of liquidation, the SAC board of directors will decide on the use of any remaining residual assets. The SAC board of directors has four members, who are appointed by the board of SAC itself.

FIN-49

Koninklijke Ahold N.V.

Notes to the consolidated financial statements

Legal reserves

In accordance with the Dutch Civil Code and statutory requirements in other countries, legal reserves have to be established in certain circumstances. Legal reserves are not available for distribution to the Company’s shareholders. The currency translation reserve, cash flow hedging reserve and other reserves include non-distributable amounts. Of the total equity as per December 28, 2014, of €4,844 million, an amount of €219 million is non-distributable (December 29, 2013: €513 million out of total equity of €6,520 million and December 30, 2012: €644 million out of total equity of €5,146 million).

The currency translation reserve, cash flow hedging reserve and legal reserve participations are legal reserves that are required by Dutch law. The legal reserve participations include the increases in net asset value of joint ventures and associates since their first inclusion, less any amounts that can be distributed without legal restrictions. The legal reserve participations are included in Other reserves. As at December 28, 2014, the balance of the legal reserve participations was € 210 million (December 29, 2013: €195 million and December 30, 2012: €326 million).

If the currency translation reserve or the cash flow hedging reserve has a negative balance, distributions to the Company’s shareholders are restricted to the extent of the negative balance.

21 Loans and credit facilities

The notes in the table below were issued by Ahold or one of its subsidiaries, the latter of which are guaranteed by Ahold unless otherwise noted. All related swap contracts have the same maturity as the underlying debt unless otherwise noted.

As at December 28, 2014

		Non-current portion
€ million	Current portion within 1 year	Between 1 to 5 years	After 5 years	Total December 28, 2014
Notional redemption amounts
GBP 500 notes 6.50%, due March 2017[1]	—	310	—	310
USD 94 indebtedness 7.82%, due January 2020[2]	8	31	—	39
USD 71 indebtedness 8.62%, due January 2025	—	—	58	58
USD 500 notes 6.875%, due May 2029	—	—	411	411
JPY 33,000 notes LIBOR plus 1.5%, due May 2031[3]	—	—	225	225
Deferred financing costs	—	(1)	(2)	(3)

Total notes	8	340	692	1,040
Other loans	—	1	2	3
Financing obligations[4]	20	92	275	387
Mortgages payable[5]	2	2	6	10

Total loans	30	435	975	1,440

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Koninklijke Ahold N.V.

Notes to the consolidated financial statements

As at December 29, 2013

		Non-current portion
€ million	Current portion within 1 year	Between 1 to 5 years	After 5 years	Total December 29, 2013
Notional redemption amounts
GBP 500 notes 6.50%, due March 2017[1]	—	288	—	288
USD 94 indebtedness 7.82%, due January 2020[2]	6	29	6	41
USD 71 indebtedness 8.62%, due January 2025	—	—	52	52
USD 500 notes 6.875%, due May 2029	—	—	364	364
JPY 33,000 notes LIBOR plus 1.5%, due May 2031[3]	—	—	228	228
Deferred financing costs	—	(1)	(2)	(3)

Total notes	6	316	648	970
Other loans	—	2	1	3
Financing obligations[4]	14	64	268	346
Mortgages payable[5]	2	3	5	10

Total loans	22	385	922	1,329

1	During 2005, Ahold bought back GBP 250 million of the notes. The remaining notional redemption amount of GBP 250 million (€319 million) has been adjusted for €9 million as per December 28, 2014, (December 29, 2013: €12 million) representing an amount, amortized over the remaining terms of the notes, that relates to a hedging instrument that stopped qualifying for fair value hedge accounting. The remaining notional amount of the GBP 250 million was swapped to U.S. dollar (see Note 30 for additional information).
2	As of December 28, 2014, $47 million has been repaid since inception.
3	Notes were swapped to €299 million at an interest rate of 7.065% (see Note 30 for additional information related to the JPY cross-currency swap).
4	The weighted average interest rate for the financing obligations amounted to 7.7% in 2014 (2013: 7.9% and 2012: 7.9%).
5	Mortgages payable are collateralized by buildings and land. The weighted average interest rate for these mortgages payable amounted to 5.6% in 2014 (2013: 5.9% and 2012: 6.5%).

The fair values of financial instruments, corresponding derivatives, and the foreign exchange and interest rate risk management policies applied by Ahold are disclosed in Note 30.

The Company has a Euro Medium Term Note (EMTN) program that had an aggregate of €544 million of outstanding notes as of December 28, 2014. The notes issued under the program include the remaining outstanding balances of the GBP 500 million and JPY 33,000 million notes, maturing in 2017 and 2031, respectively. The notes issued under the EMTN program contain customary restrictive covenants. During 2014, Ahold was in compliance with these covenants.

Credit facilities

Ahold has access to a €1.2 billion unsecured, committed, multi-currency and syndicated credit facility that was refinanced in June 2011 and will mature in 2018. This credit facility may be used for working capital and for general corporate purposes and provides for the issuance of letters of credit to an aggregate maximum amount of $550 million (€452 million). A bilateral facility for standby Letter of Credit was signed in 2014 for a total amount of $218 million (€179 million), and was fully used per December 28, 2014.

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Koninklijke Ahold N.V.

Notes to the consolidated financial statements

The €1.2 billion facility contains customary covenants and is subject to a financial covenant that requires Ahold not to exceed a maximum leverage ratio, as defined in the facility agreement, of 4.0:1. During 2014, Ahold was in compliance with these covenants. As of December 28, 2014, there were no outstanding borrowings under the facility other than letters of credit to an aggregate amount of $16 million (€13 million). In the beginning of 2015, Ahold issued a request to our relationship banks to amend the facility by extending it through 2020 and reducing the amount from €1.2 billion down to €1 billion. Ahold expects to close the process during the first quarter of 2015.

Ahold also has access to various uncommitted credit facility lines serving working capital needs that, as of December 28, 2014, totaled €219 million. As of December 28, 2014, €0.3 million was drawn under these credit facility lines.

22 Other non-current financial liabilities

€ million	December 28, 2014	December 29, 2013
Finance lease liabilities	1,125	1,069
Cumulative preferred financing shares	497	497
Derivative financial instruments	250	182
Reinsurance liabilities	126	100
Other	41	34

Total other non-current financial liabilities	2,039	1,882

For more information on derivative financial instruments and fair values, see Note 30.

The Company recognizes reinsurance liabilities on its balance sheet in connection with a pooling arrangement between unrelated companies. For more information, see Note 15.

Other mainly consists of a pre-tax liability for the discounted amount of the remaining settlement liability of $34 million (€28 million) relating to an agreement with the New England Teamsters and Trucking Industry Pension Fund (NETTI) to settle Stop & Shop’s pension liabilities in the fund, see Note 23.

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Koninklijke Ahold N.V.

Notes to the consolidated financial statements

Finance lease liabilities

Finance lease liabilities are payable as follows:

	December 28, 2014			December 29, 2013
€ million	Future minimum lease payments	Interest portion	Present value of minimum lease payments	Future minimum lease payments	Interest portion	Present value of minimum lease payments
Within one year	179	91	88	162	87	75
Between one and five years	681	284	397	629	281	348
After five years	1,003	275	728	1,011	274	737

Total	1,863	650	1,213	1,802	642	1,160

Continuing operations	1,863	650	1,213	1,779	636	1,143
Discontinued operations	—	—	—	23	6	17

Total	1,863	650	1,213	1,802	642	1,160
Current portion finance lease liabilities (see Note 26)			88			74
Current portion finance lease liabilities included in “liabilities related to assets held for sale” (see Note 5)			—			1
Non-current portion finance lease liabilities included in “liabilities related to assets held for sale” (see Note 5)			—			16
Non-current portion finance lease liabilities			1,125			1,069

Finance lease liabilities are principally for buildings. Terms range primarily from 10 to 25 years and include renewal options if it is reasonably certain, at the inception of the leases, that they will be exercised. At the time of entering into a finance lease agreement, the commitment is recorded at its present value using the interest rate implicit in the lease, if this is practicable to determine; if not, the operating company-specific interest rate applicable for long-term borrowings is used. As of December 28, 2014, the finance lease liabilities are recorded at their present value at a weighted average interest rate of 7.7% (December 29, 2013: 7.8%).

Certain store leases provide for contingent additional rentals based on a percentage of sales and consumer price indices. Substantially all of the store leases have renewal options for additional terms. None of Ahold’s leases impose restrictions on Ahold’s ability to pay dividends, incur additional debt or enter into additional leasing arrangements.

During 2014, interest expense on finance lease liabilities was €90 million (2013: €95 million and 2012: €102 million), of which nil related to discontinued operations (2013: €2 million and 2012: €4 million). Total future minimum sublease income expected to be received under non-cancelable subleases as of December 28, 2014, is €107 million (December 29, 2013: €116 million and December 30, 2012: €140 million). The total contingent rent expense recognized during the year on finance leases was €2 million income (2013: €4 million expense and 2012: €1 million expense).

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Koninklijke Ahold N.V.

Notes to the consolidated financial statements

Cumulative preferred financing shares

	Number of shares (x 1,000)	€ million
Issued cumulative preferred financing shares (€0.01 par value each)	268,415	3
Authorized cumulative preferred financing shares (€0.01 par value each)	477,581	5

€ million	December 28, 2014	December 29, 2013
Paid-in capital issued cumulative preferred financing shares	3	81
Additional paid-in capital cumulative preferred financing shares	494	416

Balance as of year-end	497	497

On January 21, 2014, a reduction in the nominal value of the cumulative preferred financing shares (from €0.30 to €0.01) was approved at an Extraordinary General Meeting of Shareholders. The amount related to this reduction has not been paid back in cash to the holders of these shares, but has been added to the additional paid-in capital. The reduction in nominal value per share resulted in a decrease in the total nominal value of the issued cumulative preferred financing shares of €78 million to €3 million and a decrease of the total nominal value of the authorized cumulative preferred financing shares of €138 million to €5 million.

The paid-in capital for the issued cumulative preferred financing shares decreased by €78 million from €81 million to €3 million and the additional paid-in capital related to the cumulative preferred financing shares increased by €78 million from €416 million to €494 million. The aggregate of the paid-in capital for issued cumulative preferred financing shares and the related additional paid-in capital remained unchanged at €497 million. This amount is presented under “other non-current financial liabilities” in the consolidated balance sheet as these cumulative preferred financing shares are considered debt under IFRS.

The cumulative preferred financing shares were issued in four tranches. Dividends are paid on each preferred financing share at a percentage (financing dividend percentage) that differs per tranche. When a period of 10 years has lapsed after the issue date of a tranche, and every 10 years thereafter (reset date), the financing dividend percentage is reset. The current financing dividend percentage is 5.93% per year for the shares issued in June 1996, 6.08% per year for the shares issued in August 1998, 3.85% per year for the shares issued in October 2000, and 3.35% per year for the shares issued in December 2003. The nominal value plus additional paid-in capital per tranche is €71 million (June 1996 tranche), €46 million (August 1998 tranche), €320 million (October 2000 tranche) and €60 million (December 2003 tranche); in the aggregate €497 million.

The total number of votes that can be exercised by the cumulative preferred financing shares is approximately 75 million. This represents approximately 8% of the total number of votes that can be cast (this total being calculated as the sum of the outstanding cumulative preferred financing shares and the outstanding common shares).

The cumulative preferred financing shares are convertible into common shares. The conversion conditions have been set so as to avoid any transfer of value from the common shares to the cumulative preferred financing shares. The maximum number of common shares to be received upon conversion of all outstanding cumulative

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Koninklijke Ahold N.V.

Notes to the consolidated financial statements

preferred financing shares is approximately 90 million. The conversion features are similar for all tranches. Conversion is allowed for all shares in one tranche held by one investor but not for fractions of tranches held by one investor. Upon conversion, the holders of (depositary receipts of) cumulative preferred financing shares will receive a number of common shares that is calculated by dividing the value of the cumulative preferred financing shares on the day before the conversion date by the average share price of Ahold common shares on the five trading days preceding the notification date, on the notification date, and on the four trading days following the notification date. The value of the cumulative preferred financing shares will be considered, for this purpose, to be equal to the lower of the nominal value plus the additional paid-in capital of the cumulative preferred financing shares (par value) or to the present value of the remaining preferred dividends until the first reset date plus the present value of the par value at the first reset date.

Subject to the approval of the General Meeting of Shareholders, the Company can redeem the cumulative preferred financing shares of a certain tranche, but not fractions of a tranche. Redemption of a tranche is subject to the approval of the holders of depositary receipts of that tranche, unless all (remaining) cumulative preferred financing shares are redeemed. Redemption takes place at the higher of the par value or the present value of the remaining preferred dividends plus the present value of the par value at the reset date.

23 Pensions and other post-employment benefits

Defined benefit plans

Ahold has a number of defined benefit pension plans covering a substantial number of employees, former employees and retirees in the Netherlands and the United States. Generally, the plans are career average or final pay defined benefit plans. In addition, Ahold provides additional pension benefits for certain company executives and life insurance and medical care benefits for certain retired employees meeting age and service requirements at its U.S. subsidiaries, all of which the Company funds as claims are incurred.

The pension plans expose the Company to actuarial risks such as: longevity risk, interest rate risk, currency risk, salary risk and investment risk. Longevity risk relates to the mortality assumptions used to value the defined benefit obligation, where an increase in participants’ life expectancies will increase a plan’s liability. Interest rate risk relates to the discount rate used to value the defined benefit obligation, where a decrease in the discount rate will increase a plan’s liability; however this will be partially offset by an increase in the return on a plan’s investments in debt instruments. The pension plans may mitigate interest rate risk by entering into interest rate swap contracts. Currency risk relates to the fact that a plan holds investments that may not be denominated in the same currency as the plan’s obligations. The pension plans may mitigate currency risk by purchasing forward currency instruments. Salary risk relates to salary increase assumptions used to value the defined benefit obligation, where an increase will result in a higher plan liability. See below for more details on the Company’s asset-liability matching strategy employed to manage its investment risk.

Net assets relating to one plan are not offset against net liabilities of another plan, resulting in the following presentation of the pension and other post-employment benefits on the consolidated balance sheet:

€ million	December 28, 2014	December 29, 2013
Defined benefit liabilities	(290)	(348)
Defined benefit assets	5	5

Total defined benefit plans	(285)	(343)

The defined benefit assets are part of the other non-current financial assets; for more information, see Note 15.

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Koninklijke Ahold N.V.

Notes to the consolidated financial statements

Net defined benefit cost is comprised of the following components. The net interest (income) expense is presented within net financial expenses in the income statement and plan remeasurements are presented as other comprehensive income. All other components of net defined benefit cost are presented in the income statement as cost of sales, selling expenses, and general and administrative expenses, depending on the functional areas of the employees earning the benefits.

€ million	2014	2013	2012
Service cost
Current service cost	104	119	75
Past service cost gain	(68)	—	(39)
Gain on settlement	—	(9)	(6)
Net interest expense (income)	16	24	(17)
Administrative cost	9	8	11

Components of defined benefit cost recorded in the income statement	61	142	24
Remeasurements recognized:
Return on plan assets, excluding amounts included in net interest (income) / cost	(698)	102	(289)
Loss from changes in demographic assumptions	53	13	154
(Gain) loss from changes in financial assumptions	650	(298)	1,358
Experience gains (losses)	20	(47)	(19)

Components of defined benefit cost recognized in other comprehensive income	25	(230)	1,204

Total net defined benefit cost	86	(88)	1,228

The changes in the defined benefit obligations and plan assets in 2014 and 2013 were as follows:

	The Netherlands		United States		Total
€ million	2014	2013	2014	2013	2014	2013
Defined benefit obligations
Beginning of the year	3,372	3,433	1,020	1,350	4,392	4,783
Current service cost	87	98	17	21	104	119
Past service cost	(59)	—	(9)	—	(68)	—
Gain on settlements	—	—	—	(9)	—	(9)
Interest expense	124	125	52	49	176	174
Contributions by plan participants	18	16	—	—	18	16
Benefits paid	(87)	(94)	(65)	(60)	(152)	(154)
Settlement payments	—	—	—	(164)	—	(164)
(Gain) loss from changes in demographic assumptions	21	(3)	32	16	53	13
(Gain) loss from changes in financial assumptions[1]	527	(157)	123	(141)	650	(298)
Experience (gains) losses	24	(46)	(4)	(1)	20	(47)
Exchange rate differences	—	—	142	(41)	142	(41)

End of the year	4,027	3,372	1,308	1,020	5,335	4,392

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Koninklijke Ahold N.V.

Notes to the consolidated financial statements

	The Netherlands		United States		Total
€ million	2014	2013	2014	2013	2014	2013
Plan assets
Fair value of assets, beginning of the year	3,195	3,191	854	972	4,049	4,163
Interest income	115	114	45	36	160	150
Company contribution	116	122	53	61	169	183
Contributions by plan participants	18	16	—	—	18	16
Benefits paid	(87)	(94)	(65)	(60)	(152)	(154)
Settlement payments	—	—	—	(164)	—	(164)
Administrative cost	(7)	(4)	(2)	(4)	(9)	(8)
Return on plan assets, excluding amounts included in net interest (income) expense	643	(150)	55	48	698	(102)
Exchange rate differences	—	—	117	(35)	117	(35)

Fair value of assets, end of the year	3,993	3,195	1,057	854	5,050	4,049

Funded status	(34)	(177)	(251)	(166)	(285)	(343)

1.	The 2014 loss of €527 million from changes in financial assumptions in the Netherlands’ plans included a €1,005 million loss resulting from a decrease in the discount rate, offset by a €474 million gain resulting from a decrease in the future pension increase assumption.

The total defined benefit obligation of €5,335 million as of December 28, 2014, includes €99 million related to plans that are wholly unfunded. These plans include other benefits (such as life insurance and medical care) and supplemental executive retirement plans.

During 2014, Ahold amended its defined benefit pension plan in the Netherlands. The plan amendments included, among other changes, raising the retirement age to 67, introducing a maximum pensionable salary limit of €96,542, lowering the pensionable salary threshold by €1,000 and declaring that future pension increases for active participants will now be based on the price inflation instead of salary increases. The effect of all amendments was a net past service cost gain in the income statement of €59 million.

During 2014, Ahold amended a defined benefit plan in the United States that provides medical and prescription drug benefits to retirees. The plan amendment was to convert the plan from a self-insured plan to a fully insured employer group waiver program and to change employer subsidies. The effect of the amendment was a past service cost gain in the income statement of $12 million (€9 million).

During 2013, Ahold changed the way it accounts for the contributions it makes to prepay disbursement costs that will be incurred when future benefits are paid to beneficiaries. These costs were previously included in the defined benefit obligation of the pension plan for the Netherlands, but are now expensed as contributions are made. This change resulted in a reduction of the 2013 year-end defined benefit obligation of €102 million, which was treated as a remeasurement and recognized within other comprehensive income.

During 2012, the Company amended its defined benefit pension plan in the Netherlands. The plan amendments included, among other changes, raising the retirement age and gradually increasing the amount that participants will contribute in future years. The effect of all amendments was a past service cost of €39 million.

During 2012, the Company changed its methodology for measuring past service years within the Dutch pension fund. The previous methodology was to calculate past service years based on a participant’s accrued benefits, but this has been changed to a methodology that uses the maximum past service years based on a

FIN-57

Koninklijke Ahold N.V.

Notes to the consolidated financial statements

participant’s actual date of hire or accrued benefits. The effect of the change on the 2012 year-end defined benefit obligation was an increase of €101 million, which was recognized as a remeasurement within other comprehensive income.

In 2008, the Company decided to transition its defined benefit pension plan for active salaried, non-union and certain union employees (“eligible employees”) in the United States to a defined contribution pension plan. Eligible employees who were at least 50 years of age or had 25 or more years of service as of December 31, 2009, could choose to either stay in the defined benefit plan or transfer to a 401(k) plan. All other eligible employees were transferred to a 401(k) plan. Accrued benefits under the defined benefit plan for employees transferred to a 401(k) plan were frozen for pay and service as of December 31, 2009 (frozen plan). The resulting curtailment gain in 2008 was largely offset by accrued additional (transition) contributions to be made by the Company to a 401(k) plan for a period of five years (2010-2014) for employees meeting certain age or service requirements who were transferred to a 401(k) plan. During 2012, the Company settled the frozen accrued benefits of participants who elected to receive a lump sum payout. At that time, the Company recognized a settlement gain of €6 million. In 2013, the Company settled the remaining frozen accrued benefits by purchasing annuity contracts, which resulted in a further settlement gain of €9 million.

Cash contributions

From 2014 to 2015, Company contributions are expected to increase from €116 million to €117 million in the Netherlands and decrease from $71 million (€53 million) to $24 million (€19 million) in the United States.

As of year-end 2014, the funding ratio, calculated in accordance with regulatory requirements, of the largest Dutch plan was 117% and the U.S. pension plan was 127%. Under the financing agreement with the Dutch pension fund, contributions are made as a percentage of employees’ salaries and shared between Ahold and the employees. The agreement also allows for a reduction in premiums if certain funding conditions are met. In addition, Ahold can be required to contribute a maximum amount of €150 million over a five-year period if the funding ratio is below 105%. Contributions to the U.S. pension plan are required under the current funding policy if the prior year-end funding ratio falls below 100% as measured under the Pension Protection Act in order to avoid variable Pension Benefit Guaranty Corporation (PBGC) premiums.

Actuarial assumptions

The calculations of the defined benefit obligation and net defined benefit cost are sensitive to the assumptions set out below. These assumptions require a large degree of judgment. Actual experience may differ from the assumptions made. The assumptions required to calculate the actuarial present value of benefit obligations and the net defined benefit costs are determined per plan are as follows (expressed as weighted averages):

	The Netherlands		United States
Percent	2014	2013	2014	2013
Discount rate	2.3	3.6	4.3	5.0
Future salary increases	3.7	3.7	4.5	4.5
Future pension increases	0.8	1.5	0.0	0.0

The decrease in the future pension increase assumption of the plan in the Netherlands is the result of the effect of the application of a liability ceiling to the measurement of the defined benefit obligation.

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Koninklijke Ahold N.V.

Notes to the consolidated financial statements

Assumptions regarding longevity are based on published statistics and mortality tables. These assumptions translate into an average life expectancy in years for a pensioner retiring at age 65:

	The Netherlands		United States
Years	2014	2013	2014	2013
Longevity at age 65 for current pensioners
Male	20.9	21.9	20.0	19.3
Female	23.3	23.7	22.7	21.1
Longevity at age 65 for current members aged 50
Male	22.7	23.2	20.9	20.2
Female	25.0	24.5	23.6	21.6

The following table summarizes how the effect on the defined benefit obligations at the end of the reporting period would have increased (decreased) as a result of a 0.5% change in the respective assumptions.

€ million	The Netherlands	United States	Total
Discount rate
0.5% increase	(450)	(82)	(532)
0.5% decrease	533	92	625

Future salary increases
0.5% increase	62	7	69
0.5% decrease	(59)	(7)	(66)

Future pension increases
0.5% increase	493	N/A	493
0.5% decrease	(422)	N/A	(422)

Life expectancy
1 year increase at age 65	137	41	178

The above sensitivity analyses have been based on a change in the assumption while holding all other assumptions constant. In reality one might expect interrelationships between the assumptions, especially between discount rate and future salary increases as both depend to a certain extent on expected inflation rates. The methods and types of assumptions used in preparing the sensitivity analyses did not change compared to the previous period.

Plan assets

The pension plan asset allocation differs per plan. On a weighted average basis, the allocation of plan assets was as follows:

	The Netherlands		United States
€ million	2014	2013	2014	2013
Equity instruments:
Consumer goods	205	184	48	45
Financial services	267	166	58	48
Telecommunications and information	80	87	66	59
Energy and utilities	62	68	29	27
Industry	107	100	32	30
Other	6	4	46	41

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Koninklijke Ahold N.V.

Notes to the consolidated financial statements

	The Netherlands		United States
€ million	2014	2013	2014	2013
Debt instruments:
Government	1,012	840	146	106
Corporate bonds (investment grade)	1,017	861	174	143
Corporate bonds (non-investment grade)	18	14	38	37
Other	—	—	54	23
Real estate:
Retail	40	41	—	—
Offices	45	48	—	—
Residential	30	31	—	—
Other	—	—	33	19
Investment funds	684	602	316	265
Derivatives:
Interest rate swaps	360	(22)	—	—
Forward foreign exchange contracts	(45)	10	—	—
Cash and cash equivalents	105	163	17	11
Other	—	(2)	—	—

Total	3,993	3,195	1,057	854

Virtually all equity and debt instruments have quoted prices in active markets. Derivatives can be classified as level 2 instruments and real estate and some investment funds as level 3 instruments based on the definitions in IFRS 13, Fair value measurement. It is the policy of the Dutch pension plan to use interest rate swaps to hedge its exposure to interest rate risk. Foreign currency exposures are hedged by the use of forward foreign exchange contracts.

In the Netherlands, the plan assets are managed by outside investment managers following investment strategies based on the composition of the plan liabilities. With the aid of Asset Liability Management modeling, analyses are made of possible future economic scenarios and investment portfolios. Based on these analyses, investment strategies are determined to produce optimal investment returns at acceptable funding ratio risk levels. Less favorable years can be part of these scenarios. Currently, the strategic targets for asset allocation of the Dutch pension plan are: 40% variable yield and 60% fixed income. To partially hedge against interest rate risk exposure on the pension liabilities, the Dutch pension plan uses interest rate swap contracts. The Dutch early retirement plan has a relatively short remaining term; therefore the plan assets are invested in short-term fixed income securities and cash instruments only.

In the United States, the plan assets are managed by outside investment managers and rebalanced periodically. The committees for the various U.S. plans establish investment policies and strategies and regularly monitor the performance of the assets, including the selection of investment managers, setting long-term strategic targets and monitoring asset allocations. Target allocation ranges are guidelines, not limitations, subject to variation from time to time or as circumstances warrant. Occasionally, the committees may approve allocations above or below a target range. Pension plan assets are invested in a trust intended to comply with the Employee Retirement Income Security Act of 1974, as amended, (ERISA) and applicable fiduciary standards. The long-term investment objective for the plan’s assets is to maintain an acceptable funding ratio between assets and plan liabilities without undue exposure to risk. Currently, the strategic targets are: 45% equity securities, 45% debt securities and 10% other investments.

In 2014, the Dutch plans had €0.6 million of plan assets invested in Ahold’s financial instruments (2013: €3 million). In 2014 or 2013, the U.S. plans did not have any plan assets invested in Ahold financial instruments.

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Koninklijke Ahold N.V.

Notes to the consolidated financial statements

The actual return on plan assets in 2014 was 24.1% for the Dutch plans (2013: negative 1.0%) and 12.0% for the U.S. plans (2013: 9.2%).

Benefit maturities

The weighted average duration of the defined benefit obligations of the Dutch and U.S. plans are 25.4 and 14.1 years, respectively.

The Dutch and U.S. plans have the following expected schedule of benefit payments.

€ million	The Netherlands	United States	Total
Amount due within one year	81	63	144
Amount due between two and five years	322	271	593
Amount due between six and ten years	486	389	875

Defined contribution plans

In the Netherlands, United States and Czech Republic, there are defined contribution plans principally in the form of savings, incentive compensation and bonus plans. In connection with the Company’s decision to transition its defined benefit pension plan for active salaried, non-union and certain union employees in the United States to a defined contribution pension plan, as further described above, a new 401(k) plan was introduced as of January 1, 2009.

During 2014, 2013 and 2012, the Company contributed €33 million, €34 million and €30 million, respectively, to its defined contribution plans. These contributions were recognized as an expense in the income statement and related entirely to continuing operations in 2014, 2013 and 2012.

Multi-employer plans

A significant number of union employees in the United States are covered by multi-employer plans based on obligations arising from collective bargaining agreements. These plans provide retirement and other benefits to participants based on their service to contributing employers. The benefits are paid from assets held in trust for that purpose. Trustees are appointed in equal number by employers and unions and they are typically responsible for oversight of the investment of the assets and administration of the plan. Contribution rates and benefit levels are generally determined through the collective bargaining process between the participating employers and unions. None of the Company’s collective bargaining agreements require that a minimum funding requirement exists for these plans.

Most of these plans are defined contribution plans. All plans that are defined benefit plans, on the basis of the terms of the benefits provided, are accounted for as defined contribution plans because sufficient information is not available to account for these plans as defined benefit plans. These plans are generally flat dollar benefit plans. Ahold is only one of several employers participating in each of these plans and there is no reliable basis to accurately determine Ahold’s share of plan obligations and assets following defined benefit accounting principles. Furthermore, the financial statements of the multi-employer plans are drawn up on the basis of other accounting policies than those applied by Ahold. Consequently, these multi-employer plans are not included in Ahold’s balance sheet.

The risks of participating in multi-employer plans are different from the risks of single employer plans. Ahold’s contributions may be used to provide benefits to employees of other participating employers. Ahold may

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Koninklijke Ahold N.V.

Notes to the consolidated financial statements

become obligated for a plan’s unfunded obligations if other participating employers cease to participate in the plan. Similarly, if a number of employers cease to have employees participating in the plan, Ahold could be responsible for an increased share of the plan’s deficit. If Ahold withdraws from a plan, it may be required to pay the plan an amount based on the underfunded status of the plan, referred to as a withdrawal liability.

Defined benefit plans

Ahold participates in 13 multi-employer pension plans that are defined benefit plans on the basis of the terms of the benefits provided. The following table presents Ahold’s estimate of its proportionate share of each plan’s deficit or surplus. Ahold’s participation is the relative amount of its contributions during the year in relation to the total amount of contributions made to the plan. The estimate of Ahold’s net proportionate share of the plans’ deficits is based on the latest available information received from these plans, such as the plans’ measurement of plan assets and the use of discount rates between 6.5% and 8.5%. The information received has been updated for market trends and conditions through the end of 2014, and does not represent Ahold’s direct obligation. While this is our best estimate, based upon information available to us, it is imprecise and not necessarily reliable.

		December 28, 2014
€ million	Date of latest information	Annual contributions	Plan deficit / (surplus)	Ahold’s participation	Ahold’s proportionate share of deficit / (surplus)
FELRA & UFCW Food Pension Fund	Jan. 1, 2014	23	887	60.9%	541
Mid-Atlantic UFCW & Participating Employers Pension Fund	Jan. 1, 2014	7	—	64.6%	—
New England Teamsters & Trucking Industry Pension	Oct. 1, 2013	5	—	3.7%	—
UFCW Local 1262 & Employers Pension Fund	Jan. 1, 2013	5	89	22.9%	20
United Food & Commercial Workers Intl Union—Industry Pension Fund	July 1, 2013	16	(553)	22.1%	(122)
UFCW Local 1500 Pension Plan	Jan. 1, 2014	6	119	27.3%	32
Warehouse Employees’ Union Local 730 Pension Trust Fund	Jan. 1, 2014	2	82	81.8%	67
Other plans	various	6	4,258	1.2%	2

Total		70	4,882		540

FIN-62

Koninklijke Ahold N.V.

Notes to the consolidated financial statements

		December 29, 2013
€ million	Date of latest information	Annual contributions	Plan deficit / (surplus)	Ahold’s participation	Ahold’s proportionate share of deficit / (surplus)
FELRA & UFCW Food Pension Fund	Jan. 1, 2014	26	716	61.2%	438
Mid-Atlantic UFCW & Participating Employers Pension Fund	Jan. 1, 2014	6	*	*	*
New England Teamsters & Trucking Industry Pension	Oct. 1, 2013	6	*	*	*
UFCW Local 1262 & Employers Pension Fund	Jan. 1, 2013	6	167	22.6%	38
United Food & Commercial Workers Intl Union—Industry Pension Fund	July 1, 2013	17	(357)	21.9%	(78)
UFCW Local 1500 Pension Plan	Jan. 1, 2014	6	132	26.8%	35
Warehouse Employees’ Union Local 730 Pension Trust Fund	Jan. 1, 2014	2	66	59.5%	39
Other plans	various	5	3,699	1.3%	9

Total		74	4,423		481

*	These were new plans in 2013 and Ahold had not yet received the valuation reports from the plan administrators.

Following a restructuring of the FELRA & UFCW Food Pension Fund, the Mid-Atlantic UFCW & Participating Employers Pension Fund was created for future service accruals for active Giant Landover employees. Both plans are funded by Ahold USA and any other participating employers. It is anticipated that the contribution levels of the Mid-Atlantic UFCW & Participating Employers Pension Fund will be sufficient to fully fund benefits earned by the employees of Ahold USA and other participating employers.

During 2013, Stop & Shop reached an agreement with the New England Teamsters and Trucking Industry Pension Fund (NETTI) to settle Stop & Shop’s pension liabilities in the fund. This agreement followed NETTI’s restructuring to create a new future benefit service “pool.” Employers who participate in the new pool will be responsible only for the pension benefits of their own employees, without regard to any previous fund liabilities in the original pension pool. Under the settlement agreement, Stop & Shop has moved its employees into the new pool, effective March 31, 2013, without any loss of benefits for its employees and will settle its liability and payment obligations in the original pension pool through the payment of $100 million (€76 million), payable in two equal installments of $50 million. The first installment was paid on June 22, 2013, and the second installment is due by April 30, 2025.

If the underfunded liabilities of the multi-employer pension plans are not reduced, either by improved market conditions or collective bargaining changes, increased future payments by the Company and the other participating employers may result. However, all future increases will be subject to the collective bargaining process. In 2015, the Company expects its contributions to increase to €79 million. Moreover, if the Company were to exit certain markets or otherwise cease making contributions to these funds, the Company could trigger a substantial withdrawal liability. Any adjustment for withdrawal liability will be recorded when it is probable that a liability exists and the amount can be reasonably estimated. Except for the NETTI withdrawal liability payment mentioned above, no other withdrawal payments were incurred or included in the 2014 and 2013 contributions disclosed above. Ahold’s risk of increased contributions and withdrawal liabilities may be greater if any of the participating employers in an underfunded multi-employer plan withdraw from the plan or, due to insolvency, are not able to contribute an amount sufficient to fund the underfunded liabilities associated with their participants in the plan.

FIN-63

Koninklijke Ahold N.V.

Notes to the consolidated financial statements

Defined contribution plans

Ahold also participates in 42 multi-employer plans that are defined contribution plans on the basis of the terms of the benefits provided. The majority of these plans provide health and welfare benefits. The Company contributed €228 million, €240 million and €219 million to multi-employer defined contribution plans during 2014, 2013 and 2012, respectively. These contributions are recognized as an expense in the consolidated income statement and related entirely to continuing operations in 2014, 2013 and 2012. These plans vary significantly in size, with contributions to the three largest plans representing 62% of total contributions.

24 Provisions

The table below specifies the changes in total provisions (current and non-current):

€ million	Self- insurance program	Loyalty programs	Claims and legal disputes	Restructuring	Onerous contracts	Other	Total
As of December 29, 2013
Current portion	122	14	5	18	26	6	191
Non-current portion	388	33	4	52	54	54	585

Carrying amount	510	47	9	70	80	60	776

Year ended December 28, 2014
Additions charged to income	132	18	217	43	6	15	431
Acquisitions through business combinations	—	—	—	—	63	—	63
Used during the year	(106)	(22)	(247)	(32)	(33)	(8)	(448)
Released to income	—	(3)	(1)	(13)	(5)	(12)	(34)
Interest accretion	6	1	—	2	2	1	12
Effect of changes in discount rates	(7)	1	—	—	—	—	(6)
Exchange rate differences	68	—	26	6	6	3	109

Closing carrying amount	603	42	4	76	119	59	903

As of December 28, 2014
Current portion	151	14	1	33	34	7	240
Non-current portion	452	28	3	43	85	52	663

Maturities of total provisions as of December 28, 2014, are as follows:

€ million	Self- insurance program	Loyalty programs	Claims and legal disputes	Restructuring	Onerous contracts	Other	Total
Amount due within one year	151	14	1	33	34	7	240
Amount due between two and five years	305	28	2	29	49	14	427
Amount due after five years	147	—	1	14	36	38	236

Total	603	42	4	76	119	59	903

FIN-64

Koninklijke Ahold N.V.

Notes to the consolidated financial statements

Self-insurance program

Ahold is self-insured for certain potential losses, mainly relating to general liability, vehicle liability, workers’ compensation and property losses relating to its subsidiaries. The maximum self-insurance retention per occurrence, including defense costs, is $2 million (€2 million) for general liability, $5 million (€4 million) for commercial vehicle liability, $5 million (€4 million) for workers’ compensation, and $17.5 million (€14 million) for property losses. Ahold purchased a stop-loss coverage of $50 million (€41 million) for property losses to limit the aggregate exposure for named windstorms through June 1, 2015. A portion of this risk is reinsured to third parties, see Note 15.

Measurement of the provision for the self-insurance program requires significant estimates. These estimates and assumptions include an estimate of claims incurred but not yet reported, historical loss experience, projected loss development factors, estimated changes in claim reporting patterns, claim settlement patterns, judicial decisions and legislation.

Loyalty programs

This provision relates to a third-party customer loyalty program in the Netherlands and reflects the estimated cost of benefits to which customers participating in the loyalty program are entitled.

Claims and legal disputes

The Company is a party to a number of legal proceedings arising out of its business operations. Such legal proceedings are subject to inherent uncertainties. Management, supported by internal and external legal counsel, where appropriate, determines whether it is more likely than not that an outflow of resources will be required to settle an obligation. If this is the case, the best estimate of the outflow of resources is recognized. During 2014, the Company received approval from the United States District Court for the District of Connecticut to settle a class action pending in the court. The Company has recorded a provision for this settlement in the amount of €215 million ($297 million), which was settled prior to December 28, 2014. This is further described in Note 34, under the heading U.S. Foodservice—Waterbury litigation.

Restructuring

In 2014, Ahold recognized restructuring provisions totaling €28 million that related to a reorganization of the support roles at Albert Heijn and the Corporate Center. The provisions are based on formal and approved plans using the best information available at the time. The amounts that are ultimately incurred may change as the plans are executed. The balance of the provision as of December 28, 2014, consisted of €42 million related to rent and closing costs within U.S. operations (including provisions for Ahold’s former Tops stores of €19 million), €22 million related to the reorganization of the support roles at Albert Heijn and the Corporate Center and €12 million for restructurings within Ahold’s Czech operations.

Onerous contracts

Onerous contract provisions mainly relate to unfavorable lease contracts and include the excess of the unavoidable costs of meeting the obligations under the contracts over the benefits expected to be received under such contracts. Included in the balance of the provision as of December 28, 2014 were the remaining provision relating to BI-LO and Bruno’s (see Note 34) of €24 million and a provision of €59 million recognized during 2014 in connection with the acquisition of SPAR in the Czech Republic, mainly for unfavorable lease contracts.

FIN-65

Koninklijke Ahold N.V.

Notes to the consolidated financial statements

Other

Other provisions include asset retirement obligations, provisions for environmental risks, jubilee payments, supplemental medical benefits and severance payments, other than those resulting from restructurings.

25 Other non-current liabilities

€ million	December 28, 2014	December 29, 2013
Step rent accruals	234	201
Deferred income	26	17
Other	16	17

Total other non-current liabilities	276	235

Step rent accruals relate to the equalization of rent payments from lease contracts with scheduled fixed rent increases throughout the life of the contract.

Deferred income predominantly represents the non-current portions of deferred income on vendor allowances and deferred gains on sale and leaseback transactions.

26 Other current financial liabilities

€ million	December 28, 2014	December 29, 2013
Finance lease liabilities—current portion (see Note 22)	88	74
Interest payable	26	24
Short-term borrowings	47	52
Dividend cumulative preferred financing shares	21	24
Reinsurance liabilities—current portion (see Note 15)	65	52
Loans—current portion (see Note 21)	30	22
Other	3	14

Total other current financial liabilities	280	262

Other in 2013 mainly includes a multi-employer union pension withdrawal liability.

27 Other current liabilities

€ million	December 28, 2014	December 29, 2013
Accrued expenses	607	542
Compensated absences	271	248
Payroll taxes, social security and VAT	262	244
Deferred income	28	33
Gift card and deposit liabilities	87	73
Other	14	17

Total other current liabilities	1,269	1,157

FIN-66

Koninklijke Ahold N.V.

Notes to the consolidated financial statements

28 Cash flow

The following table presents the reconciliation between the cash and cash equivalents as presented in the statement of cash flows and as presented on the balance sheet:

€ million	2014	2013	2012
Cash and cash equivalents at the end of the year as presented in the statement of cash flow	1,615	2,497	1,864
Restricted cash	9	4	22
Cash and cash equivalents related to discontinued operations	—	(5)	—

Cash and cash equivalents at the end of the year as presented on the balance sheet	1,624	2,496	1,886

The following table presents additional cash flow information:

€ million	2014	2013	2012
Non-cash investing activities
Accounts payable at year-end related to purchased non-current assets	88	81	117
Assets acquired under finance leases from continuing operations	18	52	39

Non-cash financing activities
Finance lease liabilities originated from continuing operations	(18)	(52)	(39)

Acquisition of businesses
Total purchase consideration (see Note 4)	(210)	(15)	(725)
Assets given up	—	6	—
Cash acquired	18	—	24
Consideration payable	2	—	—

Acquisition of businesses, net of cash acquired	(190)	(9)	(701)

Divestments of businesses
U.S. Foodservice[1]	(248)	(10)	(4)
Proceeds from divestment of Slovakia	(34)	(1)	—
Proceeds from divestment of ICA	—	2,368	—
Net cash flows related to other past divestments	(4)	(5)	(39)

Divestment of business	(286)	2,352	(43)
Cash divested	(5)	—	—

Divestment of businesses, net of cash divested	(291)	2,352	(43)

Reconciliation between results on divestments of discontinued operations and cash (paid) received
Result on divestments of discontinued operations before income taxes	(222)	1,587	(3)
Net assets (liabilities) divested	(21)	828	—
Changes in accounts receivable / payable and provisions – net	(43)	(6)	(40)
Loss on fair value less cost of disposal measurement	—	16	—
Currency exchange differences transferred from equity	—	(82)	—
Other items previously recognized in other comprehensive income	—	9	—

Divestment of business	(286)	2,352	(43)
Cash divested	(5)	—	—

Divestment of businesses, net of cash divested	(291)	2,352	(43)

FIN-67

Koninklijke Ahold N.V.

Notes to the consolidated financial statements

1	The cash flows from U.S. Foodservice includes settlement of Waterbury litigation of €241 million and legal fees of €7 million. See Note 34 for a further explanation.

29 Earnings per share

The calculation of basic and diluted net income per share attributable to common shareholders is based on the following data:

	2014	2013	2012
Earnings (€ million)
Net income attributable to common shareholders for the purposes of basic earnings per share	594	2,537	915
Effect of dilutive potential common shares—reversal of preferred dividends from earnings	22	25	25

Net income attributable to common shareholders for the purposes of diluted earnings per share	616	2,562	940

Number of shares (in millions)
Weighted average number of common shares for the purposes of basic earnings per share	879	1,021	1,040
Effect of dilutive potential common shares:
Share options and conditional shares	11	13	11
Cumulative preferred financing shares	34	38	49

Weighted average number of common shares for the purposes of diluted earnings per share	924	1,072	1,100

The calculation of the basic and diluted income from continuing operations per share attributable to common shareholders is based on the same number of shares as detailed above and the following earnings data:

€ million	2014	2013	2012
Income from continuing operations, attributable to common shareholders for the purposes of basic earnings per share	791	805	869
Effect of dilutive potential common shares—reversal of preferred dividends from earnings	22	25	25

Income from continuing operations, attributable to common shareholders for the purposes of diluted earnings per share	813	830	894

Basic and diluted income per share from discontinued operations attributable to common shareholders amounted to negative €0.22 and negative €0.21, respectively (2013: €1.69 basic and €1.62 diluted and 2012: €0.04 basic and €0.04 diluted). They are based on the loss from discontinued operations attributable to common shareholders of €197 million (2013: income €1,732 million and 2012 income €46 million) and the denominators detailed above.

30 Financial risk management and financial instruments

Financial risk management

The Treasury function provides a centralized service to the Company for funding, foreign exchange, interest rate, liquidity and counterparty risk management. Treasury operates within a framework of policies and

FIN-68

Koninklijke Ahold N.V.

Notes to the consolidated financial statements

procedures that is reviewed regularly. The Treasury function is not operated as a profit center. Treasury’s function is also to manage the financial risks that arise in relation to underlying business needs. Ahold’s Management Board has overall responsibility for the establishment and oversight of the Treasury risk management framework. Ahold’s management reviews material changes to Treasury policies and receives information related to Treasury activities.

In accordance with its Treasury policies, Ahold uses derivative instruments solely for the purpose of hedging exposures. These exposures are mainly connected with the interest rate and currency risks arising from the Company’s operations and its sources of finance. Ahold does not enter into derivative financial instruments for speculative purposes. The transaction of derivative instruments is restricted to Treasury personnel only and Ahold’s Internal Control department reviews the Treasury internal control environment regularly.

Relationships with credit rating agencies and monitoring of key credit ratios are also managed by the Treasury department.

Currency risk

Ahold operates internationally and is exposed to foreign exchange risk arising from currency exposures, primarily with respect to the U.S. dollar. Since Ahold’s subsidiaries primarily purchase and sell in local currencies, the Company’s exposure to exchange rate movements in commercial operations is naturally limited. The Company is subject to foreign currency exchange risks due to exchange rate movements in connection with the translation of its foreign subsidiaries’ income, assets and liabilities into euros for inclusion in its consolidated financial statements. Translation risk related to Ahold’s foreign subsidiaries, joint ventures and associates is not actively hedged.

To protect the value of future foreign currency cash flows, including loan and interest payments, lease payments, dividends and firm purchase commitments, and the value of assets and liabilities denominated in foreign currency, Ahold seeks to mitigate its foreign currency exchange exposure by borrowing in local currency and entering into various financial instruments, including forward contracts and currency swaps. It is Ahold’s policy to cover foreign exchange transaction exposure in relation to existing assets, liabilities and firm purchase commitments.

Foreign currency sensitivity analysis

Assuming the euro had strengthened (weakened) by 10% against the U.S. dollar compared to the actual 2014 rate, with all other variables held constant, the hypothetical result on income before income taxes would have been a decrease (increase) of €6 million (2013: €6 million, adjusted from last year’s disclosure of €32 million), as a result of foreign exchange losses on the translation of U.S. dollar denominated cash and cash equivalents.

Interest rate risk

Ahold’s interest rate risk arises primarily from its debt. To manage interest rate risk, Ahold has an interest rate management policy aimed at reducing volatility in its interest expense and maintaining a target percentage of its debt in fixed rate instruments. Ahold’s financial position is largely fixed by long-term debt issues and the use of derivative financial instruments such as interest rate swaps and cross-currency interest rate swaps. As of December 28, 2014, after taking into account the effect of interest rate swaps and cross-currency swaps, approximately 98% of Ahold’s interest bearing debt was at fixed rates of interest (2013: 98%).

FIN-69

Koninklijke Ahold N.V.

Notes to the consolidated financial statements

Interest rate sensitivity analysis

The total interest expense recognized in the 2014 income statement related to the variable rates of long-term debt, net of swaps, amounted to €4 million (2013: €5 million). The Company estimates that with a possible increase (decrease) of U.S. dollar market interest rates of 25 basis points with all other variables (including foreign exchange rates) held constant, this would result in a hypothetical effect on income before income taxes of a loss (gain) of nil (2013: nil). In addition, a hypothetical result relating to fair value movements of derivative hedges that do not qualify for hedge accounting would have been a loss of €2 million or a gain of €2 million, respectively (2013: a loss of €2 million or a gain of €2 million, respectively).

The total interest income recognized in the 2014 income statement amounted to €6 million (2013: €7 million) related mainly to variable rate money market fund investments and deposits. The Company estimates that with a possible increase (decrease) of euro and U.S. dollar market interest rates of 25 basis points with all other variables (including foreign exchange rates) held constant, this would result in a hypothetical effect on income before income taxes of a gain of €3 million or a loss of €3 million, respectively (2013: gain of €9 million or a loss of €5 million). Due to the declining euro market interest rates, the 2013 assumption that the absolute value of the reference interest could not decrease below 0% has not been applied for 2014.

The cash flow hedge reserve would be impacted by interest rate movements through the JPY cross-currency swap which qualified for cash flow hedge accounting. The impact of interest rate movements related to the bond and the swap’s variable leg are not reflected, as they offset each other. The impact of a 25-basis-point increase (25-basis-point decrease) in euro interest rates related to the remaining fair value exposure on the swap’s fixed leg (caused by a shifted discount rate on the swap’s fixed EUR leg) is a gain of €17 million or a loss of €18 million (2013: gain of €15 million or a loss of €15 million).

The above sensitivity analyses are for illustrative purposes only as, in practice, market rates rarely change in isolation from other factors that also affect Ahold’s financial position and results.

Credit risk

Ahold has no significant concentrations of credit risk. Sales to retail customers are made in cash, checks and debit cards, or via major credit cards. Sales to franchisees are done on credit. The concentration of credit risk with respect to receivables is limited, as the Company’s customer base and vendor base are large and unrelated. As a result, management believes there is no further credit risk provision required in excess of the normal individual and collective impairment, based on an aging analysis performed as of December 28, 2014. For further discussion on Ahold’s receivables, see Notes 15 and 17.

Derivative counterparties and cash transactions are limited to high-credit-quality financial institutions’ products. Ahold invests in funds with a minimum rating of A- (Standard & Poor’s). With respect to credit risk, derivative contracts with counterparties are entered into primarily under the standard terms and conditions of the International Swap and Derivatives Association. The counterparties have an externally validated investment grade credit rating. Ahold has policies that limit the amount of counterparty credit exposure to any single financial institution or investment vehicle and continually monitors these exposures. The maximum exposure to credit risk is represented by the carrying amounts of the financial assets on the balance sheet (refer to the table on fair values of financial instruments below in this note). The maximum exposure to a credit risk loss that Ahold would incur if financial institutions that are parties to the derivative instruments completely failed to perform according to the terms of the contracts is €311 million as of December 28, 2014 (December 29, 2013: €284 million). Netting agreements are in place with the financial counterparties that reduces the credit exposure (as of December 28, 2014, net exposure of €60 million).

FIN-70

Koninklijke Ahold N.V.

Notes to the consolidated financial statements

Liquidity risk

Ahold manages its liquidity risk on a consolidated basis with cash provided from operating activities being the primary source of liquidity, in addition to debt and equity issuances in the capital markets, committed and uncommitted credit facilities, letters of credit under credit facilities, and available cash. Ahold manages short-term liquidity based on projected cash flows over rolling periods of six months. As of December 28, 2014, Ahold had €1.2 billion of committed undrawn bank facilities. The facilities can be drawn on for working capital and general corporate purposes and €1.9 billion of cash balances (including short-term deposits and similar instruments) are available to manage the Company’s liquidity. In the beginning of 2015, Ahold issued a request to our relationship banks to amend the facility by extending it through 2020 and reducing the amount from €1.2 billion down to €1 billion. Ahold expects to close the process during the first quarter of 2015.

Based on the current operating performance and liquidity position, the Company believes that cash provided by operating activities and available cash balances will be sufficient for working capital, capital expenditures, interest payments, dividends and scheduled debt repayment requirements for the next 12 months and the foreseeable future.

The following tables summarize the expected maturity profile of the Company’s financial liabilities (including derivatives) as of December 28, 2014, and December 29, 2013, respectively, based on contractual undiscounted payments.

All financial liabilities held at the reporting date, for which payments are already contractually agreed, have been included. Amounts in foreign currency have been translated using the reporting date closing rate. Cash flows arising from financial instruments carrying variable interest payments have been calculated using the forward curve interest rates as of December 28, 2014, and December 29, 2013, respectively. Refer to Note 34 for the liquidity risk related to guarantees.

Year ended December 28, 2014

		Contractual cash flows
€ million	Net carrying amount	Within 1 year	Between 1 and 5 years	After 5 years	Total
Non-derivative financial liabilities
Notes	(1,040)	(68)	(545)	(1,051)	(1,664)
Other loans	(3)	(2)	(1)	—	(3)
Financing obligations	(387)	(48)	(181)	(239)	(468)
Mortgages payable	(10)	(4)	(6)	(2)	(12)
Finance lease liabilities	(1,213)	(179)	(681)	(1,003)	(1,863)
Cumulative preferred financing shares[1]	(497)	(21)	(74)	(32)	(127)
Short-term borrowings	(47)	(47)	—	—	(47)
Reinsurance liabilities	(191)	(67)	(110)	(20)	(197)
Accounts payable	(2,655)	(2,655)	—	—	(2,655)
Other	(43)	(1)	(6)	(52)	(59)

Derivative financial liabilities
Cross-currency swaps and foreign currency derivatives	(251)	(18)	(70)	(246)	(334)

1	Cumulative preferred financing shares have no maturity. For the purpose of the table above, the future dividend cash flows were calculated until the coupon reset date of each of the four share-series (2016, 2018, 2020 and 2023). No liability redemption was assumed. Actual cash flows may differ, see Note 22.

FIN-71

Koninklijke Ahold N.V.

Notes to the consolidated financial statements

Year ended December 29, 2013

		Contractual cash flows
€ million	Net carrying amount	Within 1 year	Between 1 and 5 years	After 5 years	Total
Non-derivative financial liabilities
Notes	(970)	(62)	(528)	(1,033)	(1,623)
Other loans	(3)	(2)	(2)	—	(4)
Financing obligations	(346)	(48)	(165)	(185)	(398)
Mortgages payable	(10)	(3)	(7)	(2)	(12)
Finance lease liabilities	(1,143)	(198)	(670)	(801)	(1,669)
Cumulative preferred financing shares[1]	(497)	(24)	(79)	(48)	(151)
Short-term borrowings	(52)	(52)	—	—	(52)
Reinsurance liabilities	(152)	(53)	(86)	(15)	(154)
Accounts payable	(2,387)	(2,387)	—	—	(2,387)
Other	(48)	(14)	(5)	(47)	(66)

Derivative financial liabilities
Cross-currency swaps and foreign currency derivatives	(182)	(17)	(68)	(235)	(320)

1	Cumulative preferred financing shares have no maturity. For the purpose of the table above, the future dividend cash flows were calculated until the coupon reset date of each of the four share-series (2016, 2018, 2020 and 2023). No liability redemption was assumed.

Credit ratings

S&P upgraded Ahold’s corporate credit rating to BBB with a stable outlook in June 2009 and, since then, this rating has remained unchanged. In July 2013, Moody’s affirmed Ahold’s Baa3 issuer credit rating and changed the outlook to positive from stable. Maintaining investment grade credit ratings is a cornerstone of the Company’s strategy as they serve to lower the cost of funds and to facilitate access to a variety of lenders and markets.

Capital risk management

The Company’s primary objective in terms of managing capital is the optimization of its debt and equity balances in order to sustain the future development of the business, maintain an investment grade credit rating and maximize shareholder value.

The capital structure of the Company consists of net lease adjusted debt, which includes borrowings, cash and cash equivalents, short-term deposits and similar instruments, equity, and the present value of the operating lease commitments. Ahold may balance its overall capital structure in a number of ways, including through the payment of dividends, capital repayment, new share issues and share buybacks as well as the issuance of new debt or the redemption of existing debt.

FIN-72

Koninklijke Ahold N.V.

Notes to the consolidated financial statements

Financial instruments

Fair values of financial instruments

The following table presents the fair values of financial instruments, based on Ahold’s categories of financial instruments, including current portions, compared to the carrying amounts at which these instruments are included on the balance sheet:

	December 28, 2014		December 29, 2013
€ million	Carrying amount	Fair value	Carrying amount	Fair value
Loans receivable	42	50	37	44
Trade and other (non) current receivables	731	731	666	666
Reinsurance assets	177	177	136	136

Total loans and receivables	950	958	839	846
Cash and cash equivalents	1,624	1,624	2,496	2,496
Short-term deposits and similar instruments	262	262	1,467	1,467
Derivatives	311	311	284	284
Available for sale	5	5	4	4

Total financial assets	3,152	3,160	5,090	5,097

Notes	(1,040)	(1,282)	(970)	(1,169)
Other loans	(3)	(3)	(3)	(4)
Financing obligations	(387)	(391)	(346)	(356)
Mortgages payable	(10)	(11)	(10)	(12)
Finance lease liabilities	(1,213)	(1,574)	(1,143)	(1,468)
Cumulative preferred financing shares	(497)	(564)	(497)	(539)
Dividend cumulative preferred financing shares	(21)	(21)	(24)	(24)
Accounts payable	(2,655)	(2,655)	(2,387)	(2,387)
Short-term borrowings	(47)	(47)	(52)	(52)
Interest payable	(26)	(26)	(24)	(24)
Reinsurance liabilities	(191)	(191)	(152)	(152)
Other	(43)	(51)	(48)	(54)

Total non-derivative financial liabilities	(6,133)	(6,816)	(5,656)	(6,241)
Derivatives	(251)	(251)	(182)	(182)

Total financial liabilities	(6,384)	(7,067)	(5,838)	(6,423)

Of Ahold’s categories of financial instruments, only derivatives, assets available for sale and reinsurance assets (liabilities) are measured and recognized on the balance sheet at fair value. These fair value measurements are categorized within Level 2 of the fair value hierarchy. The Company uses inputs other than quoted prices that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices). The fair value of derivative instruments is measured by using either a market or income approach (mainly present value techniques). Foreign currency forward contracts are measured using quoted forward exchange rates and yield curves derived from quoted interest rates that match the maturity of the contracts. Interest rate swaps are measured at the present value of expected future cash flows. Expected future cash flows are discounted by using the applicable yield curves derived from quoted interest rates.

The valuation of Ahold’s derivative instruments is adjusted for the credit risk of the counterparty, called Credit Valuation Adjustment (“CVA”), and for the reporting entity’s own credit risk, called Debit Valuation

FIN-73

Koninklijke Ahold N.V.

Notes to the consolidated financial statements

Adjustment (“DVA”). The CVA / DVA calculations have been added to the risk-free fair value of Ahold’s interest and cross-currency swaps. The valuation technique for the CVA / DVA calculation is based on relevant observable market inputs.

The carrying amount of receivables, cash and cash equivalents, accounts payable, short-term deposits and similar instruments, and other current financial assets and liabilities approximate their fair values because of the short-term nature of these instruments and, for receivables, because of the fact that any recoverability loss is reflected in an impairment loss. The fair values of quoted borrowings are based on year-end ask-market quoted prices. The fair value of other non-derivative financial assets and liabilities that are not traded in an active market are estimated using discounted cash flow analyses based on market rates prevailing at year-end. The fair value of the cumulative preferred financing shares is measured as the present value of expected future cash flows. Such cash flows include the dividend payments and the payments of the nominal value plus paid in capital. The company uses yield curves derived from quoted interest rates and CDS rates that match the maturity of the contracts. Expected future cash flows are discounted by using the applicable yield curves derived from the quoted before mentioned rates. The conditions for redemption and conversion of the cumulative preferred financing shares are disclosed in Note 22. The accrued interest is included in other current financial liabilities (see Note 26) and not in the carrying amounts of non-derivative financial assets and liabilities.

Short-term deposits and similar instruments include financial assets at fair value through profit or loss (€131 million) and loans and receivables (€131 million). Short-term deposits and similar instruments contain short-term liquid investments that are considered part of Ahold’s cash management financial assets, as these investment products provide short-term liquidity while also providing capital preservation.

Derivatives

Fair values, notional amounts, maturities and the qualification of derivative financial instruments for accounting purposes are presented in the table below:

		December 28, 2014
		Fair value		Notional amount
€ million	Maturity	Assets	Liabilities
Forward foreign currency contracts[1]	Within 1 year	1	(1)	95
Cross-currency swap[2]	After 5 years	—	(250)	225

Total cash flow hedges		1	(251)	320

Interest rate swap[3]	Between 1 to 5 years	38	—	319
Cross-currency swap[3,4]	Between 1 to 5 years	272	—	319

Total derivatives—no hedge accounting treatment		310	—	319

Total derivative financial instruments		311	(251)	639

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Notes to the consolidated financial statements

		December 29, 2013
		Fair value		Notional amount
€ million	Maturity	Assets	Liabilities
Forward foreign currency contracts[1]	Within 1 year	6	—	124
Cross-currency swap[2]	After 5 years	—	(182)	228

Total cash flow hedges		6	(182)	352

Interest rate swap[3]	Between 1 to 5 years	41	—	300
Cross-currency swap[3,4]	Between 1 to 5 years	237	—	300

Total derivatives—no hedge accounting treatment		278	—	300

Total derivative financial instruments		284	(182)	652

1	Foreign currency forwards designated as cash flow hedges are used to hedge the future cash flows denominated in foreign currencies.
2	Cross-currency swap accounted for as a cash flow hedge used to hedge currency and cash flow risk on floating debt denominated in foreign currency, related to JPY 33,000 notes (see Note 21 for additional information).
3	Interest rate swap and cross-currency swap relate to the same notional amount of GBP 250 million.
4	As of December 28, 2014, the valuation of the GBP 250 cross-currency swap, related to the GBP 250 notes (see Note 21 for additional information) includes the impact of the mark-to-market valuation of an embedded credit clause in the amount of nil. The volatility in the financial markets resulted in a €1 million gain related to this credit clause in the year 2014 (€4 million gain in 2013). Ahold is required under these swap contracts to redeem the U.S. dollar notional amount through semi-annual installments that commenced in September 2004. $287 million has been paid down as of December 28, 2014.

Gains and losses recognized in cash flow hedging reserve in equity as of December 28, 2014, mainly relate to the swap on the JPY 33,000 notes and will be released to the income statement over a period lasting until 2031.

31 Related party transactions

Compensation of key management personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. In 2013, the Company announced a new leadership structure. A broader Executive Committee (ExCo) has been installed, replacing the Corporate Executive Board and the Ahold Executive Team. The ExCo consists of the Management Board (formerly referred to as the Corporate Executive Board) and three other ExCo members. The Company considers all members of the ExCo and the Supervisory Board to be key management personnel as defined in IAS 24 “Related parties.”

The total compensation of key management personnel amounts to €16,456 thousand (2013: €13,755 thousand and 2012: €8,596 thousand). This includes an estimate of additional wage tax on severance payments due in accordance with Dutch tax laws in the amount of €1.2 million. The 2013 amount included a crisis levy in the Netherlands of €758 thousand (2012: €773 thousand) following the Budget Agreement 2013 Tax Measures Implementation Act that was extended in the 2014 Tax Plan. The crisis levy was €758 thousand (2012: €773 thousand) for members of the ExCo and nil for the members of the Supervisory Board in 2013 (2012: nil).

Employment contracts with individual Management Board members

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Notes to the consolidated financial statements

Dick Boer

In 2014, the Company provided Dick Boer with an annual base salary of €987,000, participation in the annual cash incentive plan and participation in the Company’s equity-based long-term incentive plan (GRO—see Note 32). The at-target payout under the annual cash incentive plan is 100% of base salary and is capped at 150% in case of extraordinary performance. Unless Dick Boer’s employment agreement is otherwise terminated, he will be eligible for reappointment at the annual General Meeting of Shareholders in April 2015. In the event that the Company terminates his employment agreement for reasons other than cause or because he is not reappointed by the shareholders, Dick Boer is entitled to a severance payment equal to one year’s base salary. His employment agreement may be terminated by the Company with a notice period of 12 months and by Dick Boer with a notice period of six months. Dick Boer participates in Ahold’s Dutch Pension Plan.

Jeff Carr

In 2014, the Company provided Jeff Carr with an annual base salary of €658,000, participation in the annual cash incentive plan and participation in the Company’s equity-based long-term incentive plan (GRO—see Note 32). The at-target payout under the annual cash incentive plan is 100% of base salary and is capped at 150% in case of extraordinary performance. Furthermore, Jeff Carr receives a housing allowance of €7,000 net per month for the first term of four years. Unless Jeff Carr’s employment agreement is otherwise terminated, he will be eligible for reappointment at the annual General Meeting of Shareholders in April 2016. In the event that the Company terminates his employment agreement for reasons other than cause or because he is not reappointed by the shareholders, Jeff Carr is entitled to a severance payment equal to one year’s base salary. His employment agreement may be terminated by the Company with a notice period of 12 months and by Jeff Carr with a notice period of six months. Jeff Carr participates in Ahold’s Dutch Pension Plan.

Lodewijk Hijmans van den Bergh

In 2014, the Company provided Lodewijk Hijmans van den Bergh with an annual base salary of €544,000, participation in the annual cash incentive plan and participation in the Company’s equity-based long-term incentive plan (GRO—see Note 32). The at-target payout under the annual cash incentive plan is 100% of base salary and is capped at 150% in case of extraordinary performance. Lodewijk Hijmans van den Bergh participates in Ahold’s Dutch Pension Plan. On October 14, 2014, it was announced that Lodewijk Hijmans van den Bergh will step down as Chief Corporate Governance Counsel. This will take effect as of March 1, 2015 and his employment relationship with Ahold will terminate as of December 31, 2015.

James McCann

In 2014, the Company provided James McCann with an annual base salary of €658,000, participation in the annual cash incentive plan and participation in the Company’s equity-based long-term incentive plan (GRO—see Note 32). The at-target payout under the annual cash incentive plan is 100% of base salary and is capped at 150% in case of extraordinary performance. Furthermore, James McCann receives a housing allowance of $10,000 net per month for the first term of four years. Unless James McCann’s employment agreement is otherwise terminated, he will be eligible for reappointment at the annual General Meeting of Shareholders in April 2016. In the event that the Company terminates his employment agreement for reasons other than cause or because he is not reappointed by the shareholders, James McCann is entitled to a severance payment equal to one year’s base salary. His employment agreement may be terminated by the Company with a notice period of 12 months and by James McCann with a notice period of six months. James McCann participates in Ahold’s Dutch Pension Plan.

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Notes to the consolidated financial statements

Remuneration of the Management Board by member

	Direct remuneration				Deferred remuneration
€ thousand	Base salary	Bonuses[2]	Other[3]	Total direct remuneration	Share-based compensation[4]	Pensions[5]	Total remuneration[6]
Dick Boer
2014	987	444	13	1,444	1,214	(125)	2,533
2013	975	868	12	1,855	1,114	433	3,402
2012	965	478	13	1,456	890	95	2,441

Jeff Carr
2014	658	296	147	1,101	678	48	1,827
2013	615	547	154	1,316	615	257	2,188
2012	600	330	155	1,085	386	175	1,646

Lodewijk Hijmans van den Bergh[1]
2014	544	245	1,654	2,443	1,031	(48)	3,426
2013	537	478	16	1,031	545	212	1,788
2012	530	292	49	871	412	120	1,403

James McCann
2014	658	296	1,213	2,167	773	(39)	2,901
2013	650	579	414	1,643	665	239	2,547
2012	600	330	153	1,083	386	138	1,607

Total 2014	2,847	1,281	3,027	7,155	3,696	(164)	10,687
Total 2013	2,777	2,472	596	5,845	2,939	1,141	9,925
Total 2012	2,695	1,430	370	4,495	2,074	528	7,097

Remuneration of the Executive Committee including Management Board

The table below specifies the remuneration of the ExCo, comprising the Management Board members as listed above and the additional ExCo members who were not part of the Management Board.

€ thousand	2014	2013
Base salary	4,399	3,183
Bonuses[2]	1,979	2,821
Other[3]	3,837	865
Share-based compensation[4]	4,930	3,983
Pensions[5]	(747)	1,320

Total remuneration[6,7]	14,398	12,172

1

Lodewijk Hijmans van den Bergh, Chief Corporate Governance Counsel and member of the Management Board and Executive Committee, will step down on March 1, 2015. Ahold has agreed to pay his remuneration until the end of 2015. He will receive a severance payment amounting to one year’s base salary (€544,000), and he will remain entitled to the 2015 EIP and GRO. Outstanding shares under the GRO plan will vest over the term of employment in accordance with the applicable plan rules. An estimate of the remuneration costs relating to the period after March 1, 2015 until December 31, 2015, has been recognized in 2014 (Other €1,641,000 and Share-Based Compensation €434,000) on the basis that he will be employed until the end of 2015. An estimate of additional wage tax of €1.2 million on severance payments due in accordance with Dutch tax laws, calculated on

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Notes to the consolidated financial statements

the basis of employment until the end of 2015, is excluded from “Total remuneration” as presented in the tables above.
2	Bonuses represent accrued bonuses to be paid in the following year.
3	Except for the amount for Lodewijk Hijmans van den Bergh, which is described under footnote 1 above, “Other” mainly includes tax compensation (tax equalization charges for expatriates), allowances for housing expenses, relocation costs, international school fees, employer’s contributions to social security plans, benefits in kind such as tax advice, medical expenses, and the associated tax gross up. Included in “Other” for James McCann in 2014 is tax compensation of €969,000, of which €164,000 relates to the 2013 tax year.
4	The fair value of each year’s grant is determined on the grant date and expensed on a straight-line basis over the vesting period. The expense for 2014 reflects this year’s portion of the share grants over the previous five years (2010 to 2014). The share-based compensation expense also includes the expense related to the shares under the special purpose plan as described in Note 32. Under this program 105,000 shares were granted in 2013 to ExCo members that were not part of the Management Board, of which 35,000 shares vested in 2014 (2013: 35,000). The total share-based compensation expense in 2014 for these ExCo members is €1,234,000 (2013: €1,044,000) of which €459,000 (2013: €792,000) relates to the special purpose plan and €775,000 (2013: €252,000) to the grants under the GRO program.
5	Pension costs are the total net periodic pension costs. During 2014, Ahold amended its pension plan in the Netherlands. For more details refer to Note 23.
6	The crisis levy of 16% of the wages from current employment (including any bonuses) that employers paid for their employees during 2012 and 2013, insofar as such wages exceeded €150,000, came into effect in 2012 following the Budget Agreement 2013 Tax Measures Implementation Act and was extended through 2013 in the 2014 Tax Plan. The total crisis levy accrued for the Management Board members in 2013 was €707,000 (2012: €773,000) and is excluded from “Total remuneration” as presented in the tables above. The crisis levy was €403,000, €94,000, €189,000 and €21,000 for Dick Boer, Jeff Carr, Lodewijk Hijmans van den Bergh and James McCann, respectively (2012: €472,000, €67,000, €151,000, and €83,000 respectively). The total crisis levy accrued for the ExCo members that were not part of the Management Board was €51,000 in 2013 (2012: nil).
7	The ExCo became effective on September 1, 2013. On August 21, 2013, the Supervisory Board appointed Hanneke Faber and Sander van der Laan as member of the ExCo, effective September 1, 2013. The Supervisory Board appointed Abbe Luersman as member of the ExCo, effective November 1, 2013. On January 15, 2015, it was announced that Sander van der Laan, CEO Albert Heijn and member of the Executive Committee, will step down on February 1, 2015. Wouter Kolk, currently Executive Vice President Specialty Stores and New Markets at Albert Heijn, is the successor of Sander van der Laan as CEO of Albert Heijn, and member of the Ahold Executive Committee.

Remuneration of the Supervisory Board members

€ thousand	2014	2013	2012
Rob van den Bergh (appointed in 2011)	128	104	87
Judith Sprieser (reappointed in 2014)	126	112	94
Stephanie Shern (reappointed in 2013)	118	98	89
Jan Hommen (appointed in 2013)	117	35	—
Derk Doijer (reappointed in 2013)	108	100	84
Mark McGrath (reappointed in 2012)	129	109	101
Ben Noteboom (reappointed in 2013)	99	101	81
René Dahan (resigned in October 2013)	—	87	102
Tom de Swaan (resigned in October 2013)	—	79	88

Total	825	825	726

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Notes to the consolidated financial statements

Shares and other interests in Ahold

As of December 28, 2014, Management Board members held the following shares and other interests in Ahold:

Number of shares	Common shares subject to additional holding requirement[1]	Other common shares	Total common shares
Dick Boer	46,582	214,594	261,176
Jeff Carr	32,046	9,230	41,276
Lodewijk Hijmans van den Bergh	30,252	—	30,252
James McCann	32,046	101,538	133,584

Total	140,926	325,362	466,288

1	In line with best practice II.2.5 of the Dutch Corporate Governance Code, mid-term (three-year) shares granted and vested under the GRO program to Management Board members should be retained for a period of at least five years after grant, except to finance tax payable at the vesting date, or at least until the end of a member’s employment with the Company, if this period is shorter.

As of December 28, 2014, Ben Noteboom held 16,615 Ahold common shares and Rob van den Bergh held 13,846 Ahold common shares. None of the other Supervisory Board members held Ahold shares.

Ahold does not provide loans or advances to members of the Management Board or the Supervisory Board. There are no loans or advances outstanding. Ahold does not issue guarantees to the benefit of members of the Management Board or the Supervisory Board. No such guarantees are outstanding.

Trading transactions

Ahold has entered into arrangements with a number of its subsidiaries and affiliated companies in the course of its business. These arrangements relate to service transactions and financing agreements. Transactions were conducted at market prices.

During 2014, 2013 and 2012, the Company entered into the following transactions with unconsolidated related parties:

For the year ended December 28, 2014

€ million	Sales to related parties	Purchases from related parties	Amounts receivable from related parties	Amounts payable to related parties	Commitments to related parties
Stationsdrogisterijen	16	—	—	5	—
JMR	5	—	1	—	—
Cathedral Commons	—	—	3	—	24
Other	2	2	12	2	17

Total	23	2	16	7	41

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Notes to the consolidated financial statements

For the year ended December 29, 2013

€ million	Sales to related parties	Purchases from related parties	Amounts receivable from related parties	Amounts payable to related parties	Commitments to related parties
ICA	1	—	—	—	—
Stationsdrogisterijen	15	—	—	5	—
JMR	6	—	2	1	—
Cathedral Commons	—	—	3	—	22
Other	2	2	15	3	23

Total	24	2	20	9	45

For the year ended December 30, 2012

€ million	Sales to related parties	Purchases from related parties	Amounts receivable from related parties	Amounts payable to related parties	Commitments to related parties¹
ICA	32	1	12	8	—
Stationsdrogisterijen	15	—	—	5	—
JMR	6	—	2	1	—
Accounting Plaza B.V.	—	8	—	—	—
Cathedral Commons	—	—	3	—	22
Other	1	2	12	2	31

Total	54	11	29	16	53

1	The amount for commitments to related parties as of December 30, 2012 includes an increase of €22 million in order to correct the amount disclosed in Ahold’s 2012 Annual Report.

These unconsolidated related parties consist of:

•	ICA, in which Ahold divested its interest in 2013. Sales to and purchases from ICA are presented for the period ending on March 27, 2013

•	Stationsdrogisterijen C.V., a joint venture of Ahold in the health and beauty care retail business

•	JMR, a joint venture of Ahold in the retail business

•	Accounting Plaza B.V., in which Ahold divested its interest in 2012

•	Cathedral Commons Partners, LLC, a real estate joint venture of Ahold

•	“Other,” which includes mainly real estate joint ventures in which Ahold has an interest, holding properties operated by Ahold and Loyalty Management Nederland B.V., an associate of Ahold that renders services relating to the management of customer loyalty programs to certain Ahold subsidiaries in the Netherlands

Furthermore, the Company’s post-employment benefit plans in the Netherlands and the United States are considered related parties. For more information on these plans, see Note 23.

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Notes to the consolidated financial statements

32 Share-based compensation

In 2014, Ahold’s share-based compensation program consisted of a conditional share grant program called Global Reward Opportunity (GRO). This program, introduced in 2006, replaced the Company’s share option plans. In principle, plan rules will not be altered during the term of the plans. Total 2014 GRO share-based compensation expenses were €43 million (2013: €43 million and 2012: €40 million). Ahold’s share-based compensation programs are equity-settled.

The fair value of the shares granted under the GRO program in 2014 at grant date was €47 million, of which €4 million related to Management Board members. This fair value is expensed over the vesting period of the grants adjusted for expected annual forfeitures of 5% (2013: 5% and 2012: 5%), excluding Management Board members. For the share-based compensation expenses allocable to the individual Management Board members, see Note 31.

GRO program

Main characteristics

Under the 2006-2012 GRO program, Ahold shares were granted through a mid-term (three-year) and a long-term (five-year) program. The number of shares granted depended on the at-target value, the annual incentive multiplier of the preceding year and the average share price for six months preceding the date of the grant. For participants other than the Management Board members, the mid-term component of the program contained a matching share feature. For every five shares a participant holds for an additional two years after the vesting date, the participant will receive one additional share.

The shares were granted on the day after the annual General Meeting of Shareholders and vest on the day after the publication of Ahold’s full-year results in the third year (three-year programs) or fifth year (five-year program) after the grant, provided the participant is still employed by Ahold. Shares granted to Management Board members vest on the day after the annual General Meeting of Shareholders in the third year (mid-term component) or fifth year (long-term component) after the grant, subject to continued employment. Management Board members are not allowed to sell their shares within a period of five years from the grant date, except to finance tax payable at the date of vesting.

Under the 2006 GRO program, the shares granted through the long-term component are subject to a performance condition. The number of shares that will ultimately vest depends on Ahold’s performance compared to 11 other retail companies, measured over a five-year period using Total Shareholder Return (TSR), which is the sum of share price growth and dividends paid. The table below indicates the percentage of conditional shares that could vest based on the ranking of Ahold within the peer group:

2006-2012 GRO program rank	1	2	3	4	5	6	7	8	9	10	11	12
Management Board	150%	130%	110%	90%	70%	50%	25%	0%	0%	0%	0%	0%
Other participants	150%	135%	120%	105%	90%	75%	60%	45%	30%	15%	7.5%	0%

A revised GRO program was introduced as of the 2013 grant. Under the revised GRO program, shares are granted through a three-year program. The program consists of three components: one with a performance hurdle at grant (conditional share grant) and two components with a performance hurdle at vesting (performance share grants). The size of the conditional share grant is subject to the Executive Committee Multiplier Incentive plan of the preceding year for Management Board members and the Actual Multiplier of the preceding year for other employees. Half of the performance share grant is linked to a three-year return on capital (RoC) target. Dependent on RoC performance, the number of shares that eventually vest can range between 0% and a

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Notes to the consolidated financial statements

maximum of 150% of the number of shares granted. For the other half of the grant, the performance at vesting is measured using the TSR ranking. The table below indicates the percentage of shares with a TSR performance measure under the revised GRO program (2013 and 2014 GRO program) that could vest based on the ranking of Ahold within the peer group:

2013-2014 GRO program rank	1	2	3	4	5	6	7	8	9	10	11	12
Vice President and up	175%	150%	125%	100%	75%	50%	0%	0%	0%	0%	0%	0%
Other participants	150%	135%	120%	105%	90%	75%	60%	45%	30%	15%	7.5%	0%

As of the end of 2014, Ahold held the fourth position with respect to the 2010 share grant, the fifth position for the 2011 grant, the fourth position for the 2012 grant, the sixth position for the 2013 grant and the sixth position for the 2014 grant. For the 2010 share grant, the final TSR ranking is the fourth position (90% for Management Board members and 105% for other participants). The positions with respect to the 2011, 2012, 2013 and 2014 share grants are not an indication of Ahold’s final ranking at the end of the performance periods, nor do they provide any information related to the vesting of shares.

At the end of each reporting period, Ahold revises its estimates of the number of shares that are expected to vest based on the non-market vesting conditions (RoC performance). Ahold recognizes the impact of the revision to original estimates, if any, in the income statement, with a corresponding adjustment to equity. At the end of 2014, the revised estimate of the number of shares in the 2013 grant that will vest in 2016 dependent on RoC performance, is 51% (2013: 100%). The estimate for the 2014 grant is that 100% of the shares dependent on RoC performance will vest in 2017.

Upon termination of employment due to retirement, disability or death, the same vesting conditions as described above apply. Upon termination of employment without cause in certain circumstances (e.g., restructuring or divestment), a pro rata part of the granted shares will vest on the date of termination of employment. For the performance shares, the most recent performance results will be applied to calculate the number of vested shares.

In addition, a limited number of shares were granted to other ExCo members and other employees in 2013 and 2014 under a special purpose plan. This program consists of unconditional and conditional shares. The unconditional shares vest immediately on the award date. The conditional shares vest in two tranches. Half of the conditional shares vest on the day after the publication of Ahold’s full-year results in the first year and half in the second year after the grant. Under this plan, 21,000 shares were granted in 2014 (2013: 123,000). In 2014, 48,000 shares vested (2013: 41,000). At the end of 2014, 55,000 shares were outstanding, of which 48,000 are to vest in 2015 and 7,000 in 2016.

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Notes to the consolidated financial statements

The following table summarizes the status of the GRO program during 2014 for the individual Management Board members and for all other employees in the aggregate.

	Outstanding at the beginning of 2014	Granted[1]	Vested[2]	Forfeited	Outstanding at the end of 2014	Minimum number of shares[3]	Maximum number of shares[4]	Fair value per share at the grant date (€)
Dick Boer
Five-year 2009 grant	54,706	16,411	71,117	—	—	—	—	7.02
Five-year 2010 grant	33,671	—	—	—	33,671	—	50,506	7.29
Three-year 2011 grant	65,965	—	65,965	—	—	—	—	8.59
Five-year 2011 grant	65,965	—	—	—	65,965	—	98,947	6.00
Three-year 2012 grant	73,026	—	—	—	73,026	73,026	73,026	9.23
Five-year 2012 grant	73,026	—	—	—	73,026	—	109,539	7.81
2013 TSR grant[5]	57,757	5,464	—	—	63,221	—	110,636	7.76
2013 RoC grant[5]	57,757	5,464	—	—	63,221	—	94,831	10.52
2013 conditional grant[5]	31,767	—	—	6,010	25,757	25,757	25,757	10.52
2014 TSR grant	—	49,844	—	—	49,844	—	87,227	11.20
2014 RoC grant	—	49,844	—	—	49,844	—	74,766	12.40
2014 conditional grant	—	32,860	—	—	32,860	32,860	32,860	12.40

Jeff Carr
Three-year 2011 grant	50,388	—	50,388	—	—	—	—	8.31
Five-year 2011 grant	50,388	—	—	—	50,388	—	75,582	5.80
Three-year 2012 grant	45,405	—	—	—	45,405	45,405	45,405	9.23
Five-year 2012 grant	45,405	—	—	—	45,405	—	68,107	7.81
2013 TSR grant	29,539	—	—	—	29,539	—	51,693	7.76
2013 RoC grant	29,539	—	—	—	29,539	—	44,308	10.52
2013 conditional grant	16,247	—	—	—	16,247	16,247	16,247	10.52
2014 TSR grant	—	24,614	—	—	24,614	—	43,074	11.20
2014 RoC grant	—	24,614	—	—	24,614	—	36,921	12.40
2014 conditional grant	—	21,907	—	—	21,907	21,907	21,907	12.40

Lodewijk Hijmans van den Bergh[6]
Five-year 2010 grant	30,472	—	—	—	30,472	—	45,708	7.29
Three-year 2011 grant	34,902	—	34,902	—	—	—	—	8.59
Five-year 2011 grant	34,902	—	—	—	34,902	—	52,353	6.00
Three-year 2012 grant	40,108	—	—	—	40,108	40,108	40,108	9.23
Five-year 2012 grant	40,108	—	—	—	40,108	—	60,162	7.81
2013 TSR grant	25,817	—	—	—	25,817	—	45,179	7.76
2013 RoC grant	25,817	—	—	—	25,817	—	38,725	10.52
2013 conditional grant	14,200	—	—	—	14,200	14,200	14,200	10.52
2014 TSR grant	—	20,354	—	—	20,354	—	35,619	11.20
2014 RoC grant	—	20,354	—	—	20,354	—	30,531	12.40
2014 conditional grant	—	18,115	—	—	18,115	18,115	18,115	12.40

James McCann
Three-year 2011 grant	50,388	—	50,388	—	—	—	—	8.31
Five-year 2011 grant	50,388	—	—	—	50,388	—	75,582	5.80
Three-year 2012 grant	45,405	—	—	—	45,405	45,405	45,405	9.23
Five-year 2012 grant	45,405	—	—	—	45,405	—	68,107	7.81
2013 TSR grant[5]	38,505	3,642	—	—	42,147	—	73,757	7.76
2013 RoC grant[5]	38,505	3,642	—	—	42,147	—	63,220	10.52
2013 conditional grant[5]	21,178	—	—	4,007	17,171	17,171	17,171	10.52
2014 TSR grant	—	33,229	—	—	33,229	—	58,150	11.20
2014 RoC grant	—	33,229	—	—	33,229	—	49,843	12.40
2014 conditional grant	—	21,907	—	—	21,907	21,907	21,907	12.40

Subtotal Management Board members	1,316,651	385,494	272,760	10,017	1,419,368	372,108	2,015,181

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Notes to the consolidated financial statements

1	Represents the number of shares originally granted for the 2014 grant. For the five-year 2009 grant, the number of shares allocated in 2014 represents the additional number of shares allocated based on the final TSR ranking.
2	The vesting date of the five-year 2009 grant and the three-year 2011 grant was on April 17, 2014. The Euronext closing share price was €14.00 on April 17, 2014.
3	For the three-year grants under the 2006-2012 GRO program and the conditional shares under the 2013-2014 GRO program, the minimum number of shares that could potentially vest equals the number of outstanding shares. For the five-year grants, the minimum number of shares that could potentially vest would be nil if Ahold’s ranking was eight or lower. For the 2013 and 2014 TSR grants, the minimum number of shares that could potentially vest would be nil if Ahold’s ranking was seventh or lower. For the 2013 and 2014 RoC grants, the minimum number of shares that could potentially vest equals nil (as explained in the section Main characteristics above).
4	For the three-year grants under the 2006-2012 GRO program and the conditional shares under the 2013-2014 GRO program, the maximum number of shares that could potentially vest equals the number of outstanding shares. For the five-year grants, the maximum number of shares that could potentially vest equals 150% of outstanding shares if Ahold’s ranking is one. For the 2013 and 2014 TSR grants, the maximum number of shares that could potentially vest equals 175% of outstanding shares if Ahold’s ranking is one. For the 2013 and 2014 RoC grants, the maximum number of shares that could potentially vest equals 150% of outstanding shares (as explained in the section Main characteristics above).
5	The shares granted and forfeited for the 2013 grants for Dick Boer and James McCann represent a correction to the original grant.
6	In accordance with the GRO plan rules and his separation agreement (also refer to Note 31) a pro rata part of the outstanding shares will vest for Lodewijk Hijmans van den Bergh on the date of termination of employment.

	Outstanding at the beginning of 2014	Granted[1,3]	Vested[2]	Forfeited	Outstanding at the end of 2014
Other employees
2009 grant	2,223,039	874,544	3,096,752	831	—
2010 grant	1,233,914	—	64,740	34,573	1,134,601
2011 grant	4,680,301	—	2,398,151	118,042	2,164,108
2012 grant	5,407,439	—	217,092	269,829	4,920,518
2013 grant[4]	4,339,430	—	95,511	270,850	3,973,069
2014 grant[5]	—	3,502,264	14,037	135,243	3,352,984

Subtotal Management Board members	1,316,651	385,494	272,760	10,017	1,419,368

Total number of shares	19,200,774	4,762,302	6,159,043	839,385	16,964,648

1	Represents the number of shares originally granted for the 2014 grant. For the five-year 2009 grant, the number of shares allocated in 2014 represents the additional number of shares allocated based on the final TSR ranking and the actual number of matching shares related to the 2009 grant.
2	The vesting date of the five-year 2009 grant, the matching shares related to the 2009 grant and the three-year 2011 grant was February 28, 2014. The Euronext closing share price was €13.52 on February 28, 2014.
3	The grant date fair value of the matching shares is expensed over the five-year vesting period. In this table the matching shares are presented as awarded in the year of vesting. The total number of matching shares granted up to and outstanding at the end of the 2014 is 169,496 (2013: 192,034).
4	The 2013 grant includes the new program as described above. Under this new program 123,000 shares were granted in 2013, of which 41,000 vested in 2013 and 41,000 in 2014. At the end of 2014, 41,000 shares under this program were outstanding and will vest in 2015.
5	The 2014 grant includes the new program as described above. Under this new program 21,000 shares were granted in 2014, of which 7,000 vested in the same year. At the end of 2014, 14,000 shares under this program were outstanding, of which 7,000 will vest in 2015 and 7,000 in 2016.

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Notes to the consolidated financial statements

Valuation model and input variables

The weighted average fair value of the shares granted in 2014, for all eligible participants including Management Board members, amounted to €12.41, €11.80 and €12.41 per share for the conditional shares, TSR performance shares and RoC performance shares, respectively (2013: €10.66, €8.72 and €10.64, respectively) (2012: €9.19 and €8.84 for the three-year and five-year component, respectively). The fair values of the conditional shares and the RoC performance shares are based on the Black-Scholes model. The fair values of the TSR performance shares are determined using a Monte Carlo simulation model. The most important assumptions used in the valuations of the fair values were as follows (expressed as weighted averages for 2012):

	2014	2013	2012
Opening share price at grant date	13.96	11.95	10.54
Risk-free interest rate	0.4%	0.3%	1.0%
Volatility	19.3%	17.6%	23.1%
Assumed dividend yield	3.9%	4.2%	4.6%

Expected volatility has been determined based on historical volatilities for a period of three years for 2014 and 2013 and for 2012 as weighted average for the three-year and five-year components.

Share option plans

After the introduction of GRO in 2006, options were discontinued as a remuneration component. All options vested by the end of 2009. No options were outstanding for individual Management Board members during 2014. The following table summarizes the status of the share option plans during 2014 for all other employees in the aggregate.

Description of grant	Outstanding at the beginning of 2014	Exercised	Forfeited	Expired	Outstanding at the end of 2014	Exercise price	Expiration date
Ten-year	36,000	36,000	—	—	—	6.36	4/3/2015

Total options	36,000	36,000	—	—	—

Weighted average exercise price	6.36	6.36

Weighted average share price at date of exercise		14.10

33 Operating leases

Ahold as lessee

Ahold leases a significant number of its stores, as well as distribution centers, offices and other assets, under operating lease arrangements. The aggregate amounts of Ahold’s minimum lease commitments payable to third parties under non-cancelable operating lease contracts are as follows:

€ million	December 28, 2014	December 29, 2013	December 30, 2012
Within one year	768	687	692
Between one and five years	2,457	2,155	2,217
After five years	2,564	2,409	2,767
Total	5,789	5,251	5,676

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Notes to the consolidated financial statements

Certain store leases provide for contingent additional rentals based on a percentage of sales and consumer price indices. Substantially all of the store leases have renewal options for additional terms. None of Ahold’s leases impose restrictions on Ahold’s ability to pay dividends, incur additional debt or enter into additional leasing arrangements. The annual costs of Ahold’s operating leases from continuing operations, net of sublease income, are as follows:

€ million	2014	2013	2012
Minimum rentals	690	705	676
Contingent rentals	20	21	28
Sublease income	(113)	(111)	(105)

Total	597	615	599

During the fourth quarter of 2013, Ahold closed six stores and three gas stations in the New Hampshire area. In the annual costs relating to minimum rentals for 2013, costs are included for the provision to cover the lease exposure for the closed locations.

In addition to the operating lease commitments disclosed above, Ahold has signed lease agreements for properties under development of which it has not yet taken possession. The total future minimum lease payments for these agreements amount to approximately €195 million (2013: €184 million, 2012: €195 million). These lease contracts are subject to conditions precedent to the rent commencement date.

Ahold as lessor

Ahold rents out its investment properties (mainly retail units in shopping centers containing an Ahold store) and also (partially) subleases various other properties that are leased by Ahold under operating leases. The aggregate amounts of the related future minimum lease and sublease payments receivable under non-cancelable lease contracts are as follows:

€ million	December 28, 2014	December 29, 2013	December 30, 2012
Within one year	197	180	180
Between one and five years	514	474	493
After five years	323	353	417

Total	1,034	1,007	1,090

The total contingent rental income recognized during the year on all leases where Ahold is the lessor was €2 million (2013: €2 million and 2012: € 3 million).

34 Commitments and contingencies

Capital investment commitments

As of December 28, 2014, Ahold had outstanding capital investment commitments for property, plant and equipment and investment property, and for intangible assets of approximately €119 million and €8 million, respectively (December 29, 2013: €126 million and €6 million, respectively). Ahold’s share in the capital investment commitments of its unconsolidated joint venture JMR amounted to €6 million as of December 28, 2014 (December 29, 2013: €6 million).

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Notes to the consolidated financial statements

Purchase commitments

Ahold enters into purchase commitments with vendors in the ordinary course of business. Ahold has purchase contracts with some vendors for varying terms that require Ahold to buy services and predetermined volumes of goods and goods not-for-resale at fixed prices. As of December 28, 2014, the Company’s purchase commitments were approximately €859 million (December 29, 2013: €1,220 million). The decrease in 2014 is primarily due to the expiry of a single purchase commitment with a three-year term. Not included in the purchase commitments are those purchase contracts for which Ahold has received advance vendor allowances, such as up-front signing payments in consideration of its purchase commitments. These contracts generally may be terminated without satisfying the purchase commitments upon the repayment of the unearned portions of the advance vendor allowances. The unearned portion of these advance vendor allowances is recorded as a liability on the balance sheet.

Contingent liabilities

Guarantees

Guarantees to third parties issued by Ahold can be summarized as follows:

€ million	December 28, 2014	December 29, 2013
Lease guarantees	499	491
Lease guarantees backed by letters of credit	68	67
Corporate and buyback guarantees	34	46
Loan guarantees	—	3

Total	601	607

The amounts included in the table above are the maximum undiscounted amounts the Group could be forced to settle under the arrangement for the full guaranteed amount, if that amount is claimed by the counterparty to the guarantee. As part of the divestment of U.S. Foodservice in 2007, Ahold received an irrevocable standby letter of credit for $216 million (€163 million), which was reduced to $83 million (€68 million) as of December 28, 2014 (2013: $93 million (€67 million)).

Ahold is contingently liable for leases that have been assigned to third parties in connection with facility closings and asset disposals. Ahold could be required to assume the financial obligations under these leases if any of the assignees are unable to fulfill their lease obligations. The lease guarantees are based on the nominal value of future minimum lease payments of the assigned leases, which extend through 2040. The amounts of the lease guarantees exclude the cost of common area maintenance and real estate taxes; such amounts may vary in time, per region, and per property. Of the €499 million in the undiscounted lease guarantees, €221 million relates to the BI-LO / Bruno’s divestment and €173 million to the Tops divestment. On a discounted basis the lease guarantees amount to €434 million and €424 million as of December 28, 2014, and December 29, 2013, respectively.

On February 5, 2009, and March 23, 2009, Bruno’s Supermarkets, LLC and BI-LO, LLC, respectively, filed for protection under Chapter 11 of the U.S. Bankruptcy Code (the filings). As a result of the filings, Ahold has made an assessment of its potential obligations under the lease guarantees based upon the remaining initial term of each lease, an assessment of the possibility that Ahold would have to pay under a guarantee and any potential remedies that Ahold may have to limit future lease payments. Consequently, in 2009, Ahold recognized provisions of €109 million and related tax benefit offsets of €47 million within results on divestments.

On May 12, 2010, the reorganized BI-LO exited bankruptcy protection and BI-LO assumed 149 operating locations that are guaranteed by Ahold. During the BI-LO bankruptcy, BI-LO rejected a total of 16 leases which

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Notes to the consolidated financial statements

are guaranteed by Ahold and Ahold also took assignment of 12 other BI-LO leases with Ahold guarantees. Based on the foregoing developments, Ahold recognized a reduction of €23 million in its provision, after tax, within results on divestments in the first half of 2010. Since the end of the second quarter of 2010, Ahold has entered into settlements with a number of landlords relating to leases of former BI-LO or Bruno’s stores that are guaranteed by Ahold.

At the end of 2014, the remaining provision relating to BI-LO and Bruno’s was €24 million (2013: €25 million) with a related tax benefit offset of €10 million (2013: €11 million). This amount represents Ahold’s best estimate of the discounted aggregate amount of the remaining lease obligations and associated charges, net of known mitigation offsets, which could result in cash outflows for Ahold under the various lease guarantees. Ahold continues to monitor any developments and pursue its mitigation efforts with respect to these lease guarantee liabilities.

Ahold has provided corporate guarantees to certain suppliers of Ahold’s franchisees or non-consolidated entities. Ahold would be required to perform under the guarantee if the franchisee or non-consolidated entity failed to meet its financial obligations, as described in the guarantee. Buyback guarantees relate to Ahold’s commitment to repurchase stores or inventory from certain franchisees at predetermined prices. The buyback guarantees reflect the maximum committed repurchase value under the guarantees. The last of the corporate and buyback guarantees expire in 2023.

Loan guarantees relate to the principal amounts of certain loans payable by Ahold’s franchisees, non-consolidated real estate development entities and joint ventures. The term of most guarantees is equal to the term of the related loan, the last of which matures in 2016. Ahold’s maximum liability under the guarantees equals the total amount of the related loans plus, in most cases, reasonable costs of enforcement of the guarantee.

Representations and warranties as part of the sale of Ahold’s operations

Ahold has provided, in the relevant sales agreements, certain customary representations and warranties including, but not limited to, completeness of books and records, title to assets, schedule of material contracts and arrangements, litigation, permits, labor matters, and employee benefits and taxes. These representations and warranties will generally terminate, depending on their specific features, a number of years after the date of the relevant transaction completion date.

		Contingent liability cap
	Closing date	Local currency million	€ million
Disco[1]	November 1, 2004	€15	15
BI-LO / Bruno’s	January 31, 2005	$33	27
Tops Markets	December 3, 2007	$70	57
Tops’ Wilson Farms / Sugarcreek	December 3, 2007	$5	4

1	Ahold assesses the likelihood to be liable up to the amount of the contingent liability cap to be remote. The cap does not include Ahold’s indemnification obligation relating to the litigation described below.

The most significant sales of operations are described below. In addition, specific, limited representations and warranties exist for certain of Ahold’s smaller divestments in 2004, 2005, 2007, 2012, 2013 and 2014. The aggregate impact of a claim under such representations and warranties is not expected to be material.

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Notes to the consolidated financial statements

Bradlees

In 1992, Stop & Shop spun off Bradlees Stores, Inc. (Bradlees) as a public company (the Bradlees Spin-off). In connection with the Bradlees Spin-off, Stop & Shop assigned to Bradlees certain commercial real property leases. Pursuant to a 1995 reorganization of Bradlees and a subsequent wind-down and liquidation of Bradlees following a bankruptcy protection filing in 2000 (collectively, the Bradlees Bankruptcies), a number of such real property leases were assumed and assigned to third parties. Pursuant to applicable law, Stop & Shop may be contingently liable to landlords under certain of the leases assigned in connection with the Bradlees Spin-off and subsequently assumed and assigned to third parties in connection with the Bradlees Bankruptcies.

Disco

Ahold is required to indemnify the buyers of Disco S.A. (Disco) and Disco for certain claims made by alleged creditors of certain Uruguayan and other banks. For additional information, see the Uruguayan litigation described in the Legal proceedings section of this Note. Ahold’s indemnification obligation relating to this litigation is not capped at a certain amount nor restricted to a certain time period.

BI-LO / Bruno’s

In connection with the sale of BI-LO and Bruno’s, Ahold may be contingently liable to landlords under guarantees of some 200 BI-LO or Bruno’s operating or finance leases that existed at the time of the sale in the event of a future default by the tenant under such leases. As a result of the bankruptcy filings by BI-LO and Bruno’s during 2009, a provision was recognized in 2009. BI-LO exited bankruptcy in May 2010 and the Company has re-evaluated its estimate of liability. For more information, refer to the Guarantees section of this Note.

U.S. Foodservice

In connection with the sale of U.S. Foodservice, which closed on July 3, 2007 (the Completion), Ahold indemnified U.S. Foodservice against damages incurred after the Completion relating to matters including the putative class actions filed in 2006 and 2007 and referred to under Waterbury litigation in this Note and any actions that might be brought by any current or former U.S. Foodservice customers that concern the pricing practices at issue in such litigation for sales made by U.S. Foodservice prior to the Completion. See Legal proceedings section on U.S. Foodservice below.

Tops Markets, LLC

In connection with the sale of Tops in 2007, Ahold has certain post-closing indemnification obligations under the sale agreement that Ahold believes are customary for transactions of this nature. Ahold retained certain liabilities in the sale, including contingent liability for 45 leases that carry Ahold guarantees. Additionally, Ahold retained liabilities related to stores previously sold, including guarantees on five Tops stores in eastern New York state, as well as liabilities related to the Tops convenience stores and the stores in northeast Ohio as outlined under Tops convenience stores.

Tops convenience stores

Pursuant to applicable law, Tops may be contingently liable to landlords under 186 leases assigned in connection with the sale of the Tops’ Wilson Farms and Sugarcreek convenience stores in the event of a future default by the tenant under such leases. Ahold may be contingently liable to landlords under the guarantees of 77 of these leases in the same event.

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Notes to the consolidated financial statements

Tops northeast Ohio stores

Tops closed all of its locations in northeast Ohio prior to year-end 2006. As of January 1, 2015, 34 of the total 55 closed locations in northeast Ohio have been sold, subleased or partially subleased. An additional 19 leases have been terminated or have terms due to expire within one year. Two stores continue to be marketed. In connection with the store sales, Tops and Ahold have certain post-closing indemnification obligations under the sale agreements, which Ahold believes are customary for transactions of this nature. Pursuant to applicable law, Ahold may be contingently liable to landlords under guarantees of 13 of such leases in the event of a future default by the tenant under such leases. If Ahold is able to assign the leases for the remaining northeast Ohio stores, then pursuant to applicable law, Ahold also may be contingently liable to landlords under guarantees of certain of such remaining leases in the event of a future default by the tenant under such leases.

ICA

In March 2013, Ahold sold its entire 60% stake in ICA AB to Hakon Invest AB (subsequently renamed to ICA Gruppen AB). Ahold has only granted customary title-to-share type of warranties to the buyer to a maximum amount of the purchase price and, accordingly, Ahold assesses the likelihood to be liable as remote.

Legal proceedings

Ahold and certain of its former or current subsidiaries are involved in a number of legal proceedings, which include litigation as a result of divestments, tax, employment, and other litigation and inquiries. The legal proceedings discussed below, whether pending, threatened or unasserted, if decided adversely or settled, may result in liability material to Ahold’s financial condition, results of operations or cash flows. Ahold may enter into discussions regarding settlement of these and other proceedings, and may enter into settlement agreements, if it believes settlement is in the best interests of Ahold’s shareholders. In accordance with IAS 37 “Provisions, Contingent Liabilities, and Contingent Assets,” Ahold has recognized provisions with respect to these proceedings, where appropriate, which are reflected on its balance sheet.

Albert Heijn Franchising

The Vereniging Albert Heijn Franchisenemers (an association of Albert Heijn franchisees or VAHFR) has asserted claims against an Ahold subsidiary, Albert Heijn Franchising BV (AHF), for the years 2008 through 2012, the alleged value of which in aggregate exceeds €200 million. AHF and the VAHFR have for a number of years had ongoing discussions about the resolution of certain cost items under individual franchise agreements. On December 24, 2014, AHF and other legal entities within the Ahold Group of companies received a writ in which VAHFR and 239 individual claimants initiate proceedings as of April 15, 2015, before the District Court of Haarlem with respect to these discussions. While repeating the previous quantification of the total value of their claims for the period 2008-2012, VAHFR and the individual claimants do not specify or seek payment for any specific amount by the defendants in the litigation.

AHF believes that the position of the VAHFR and individual claimants as expressed in the writ of summons lacks substance and is without merit.

AHF and its affiliates will vigorously defend their interests in the legal proceedings. The claims period covers the years 2008 and 2009, even though these years have already been settled. While it cannot be ruled out that individual franchisees have claims for the years 2010-2012, such claims have not been specifically and individually asserted let alone confirmed as valid based on an analysis on merit and amounts involved. Notwithstanding the foregoing, the years from 2010 onwards are still to be settled. Ahold has an existing provision of €17 million with regard to the settlement of costs with individual franchisees for the entire period up to and including 2014.

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Notes to the consolidated financial statements

U.S. Foodservice—Waterbury litigation

In October 2006, a putative class action was filed against U.S. Foodservice by Waterbury Hospital, Cason Inc. and Frankie’s Franchise Systems Inc. with the United States District Court for the District of Connecticut in relation to certain U.S. Foodservice pricing practices (the Waterbury Litigation). Two additional putative class actions were filed in 2007 by customers of U.S. Foodservice, Catholic Healthcare West and Thomas & King Inc., in the U.S. District Courts for the Northern District of California and the Southern District of Illinois, respectively. These two new actions involved the same pricing practices as those in the Waterbury Litigation. The new actions also named Ahold and two individuals as defendants. In accordance with the decision of the Judicial Panel on Multidistrict Litigation, in 2008 the actions were consolidated with the Waterbury litigation before the U.S. District Court in Connecticut. Ahold was (among other parties) named as defendant. In July 2009, the Plaintiffs filed a motion to certify a Plaintiff class in the action. Both Ahold and U.S. Foodservice filed a motion to dismiss against the complaint and also filed motions opposing the certification of a class in the action. In December 2009, the Court in Connecticut granted Ahold’s motion to dismiss, as a result of which Ahold was no longer party in the proceedings. U.S. Foodservice’s motion to dismiss was partially rejected by the Court, as a result of which U.S. Foodservice remained defendant in the ongoing proceedings.

On November 30, 2011, the U.S. District Court granted the Plaintiffs’ motion to certify a class in the action certifying a class consisting of any person in the United States who purchased products from U.S. Foodservice pursuant to an arrangement that defined a sale price in terms of a cost component plus a markup (“cost-plus contract”), and for which U.S. Foodservice used a so-called “Value Added Service Provider” or “VASP” transaction to calculate the cost component. On August 30, 2013, the U.S. Court of Appeals for the Second Circuit (“Second Circuit”) affirmed the decision of the U.S. District Court. The effect of the District Court’s class certification order, if it were not reversed, vacated or otherwise modified, was to increase the potential liability exposure because it allowed the named Plaintiffs to litigate breach of contract claims and claims under the Racketeer Influenced and Corrupt Organizations Act (RICO) on behalf of all Class Members. A RICO claim, if it were to be successful, could have led to an award to the plaintiffs of three times their compensatory damages.

On May 21, 2014, Ahold announced that it had signed a term sheet agreeing in principle to settle the Waterbury Litigation. Subsequently, the parties entered into a long-form settlement agreement (the “Settlement Agreement”) setting forth the entirety of the parties’ agreement.

Under the Settlement Agreement, Ahold agreed to make a payment of $297 million (equivalent to €215 million at the end of Q1 2014) into a settlement fund in return for a release from all claims from all participating class members in relation to the challenged pricing practices. The amount paid in December 2014 to satisfy the claim was equivalent to €241 million.

The settlement was subject to approval by the U.S. District Court, which preliminarily approved the Settlement Agreement on July 16, 2014, and issued an Order granting final approval on December 9, 2014. Ahold made the $297 million payment to the settlement fund on December 19, 2014. The appeal period relating to the U.S. District Court’s final approval Order expired on January 8, 2015, with no appeal having been filed. Accordingly, the settlement is now final and the potential liability for Ahold in this class action litigation has been resolved.

Ahold had recorded a net provision in the amount of €187 million in Q1 2014 (€215 million net of an estimated tax recovery of €28 million).

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Koninklijke Ahold N.V.

Notes to the consolidated financial statements

Uruguayan litigation

Ahold, together with Disco and Disco Ahold International Holdings N.V. (DAIH), is a party to legal proceedings in one lawsuit in Uruguay related to Ahold’s 2002 acquisition of Velox Retail Holdings’ shares in the capital of DAIH. The two other related lawsuits in Uruguay have been finally decided in favor of Ahold in 2013. The damages alleged by the plaintiffs, alleged creditors of certain Uruguayan and other banks, amount to approximately $62 million (€51 million) plus interest and costs. As part of the sale of Disco to Cencosud in 2004, Ahold indemnified Cencosud and Disco against the outcome of these legal proceedings. The proceedings in the one remaining lawsuit are ongoing. Ahold continues to believe that the plaintiffs’ claims are without merit and will continue to vigorously oppose such claims.

Other legal proceedings

In addition to the legal proceedings described previously in this Note, Ahold and its former or current subsidiaries are parties to a number of other legal proceedings arising out of their business operations. Ahold believes that the ultimate resolution of these other proceedings will not, in the aggregate, have a material adverse effect on Ahold’s financial position, results of operations or cash flows. Such other legal proceedings, however, are subject to inherent uncertainties and the outcome of individual matters is unpredictable. It is possible that Ahold could be required to make expenditures, in excess of established provisions, in amounts that cannot reasonably be estimated.

35 Subsequent events

Amendments to credit facility

On February 25, 2015, Ahold reached an agreement to reduce the size of the credit facility from €1.2 billion to €1 billion (providing for the issuance of $275 million (€250 million) in letters of credit). At the same time the facility was extended to 2020 with two potential extensions after 12 and 24 months that would take the facility to 2021 and 2022 respectively. The credit facility contains customary covenants and is subject to a financial covenant that requires Ahold not to exceed a maximum leverage ratio, as defined in the facility agreement.

Share buyback

On February 26, 2015, Ahold announced its decision to return €500 million to its shareholders by way of a share buyback program, to be completed over a 12-month period. Under this program, 8,795,407 of the Company’s own shares were repurchased and delivered in the first nine months of 2015. Shares were repurchased at an average price of €18.32 per share for a total amount of €161 million. As a result of the announcement that Ahold will merge with Delhaize (see below), the share buyback program has been terminated. On July 7, 2015, Ahold cancelled 60,000,000 shares purchased in this and prior share buyback programs.

Dividend on common shares

On April 15, 2015, the General Meeting of Shareholders approved the dividend over 2014 of €0.48 per common share (€396 million in the aggregate). This dividend was paid on April 30, 2015.

Merger with Delhaize

On June 24, 2015, Ahold and Delhaize announced their intention to merge their businesses through a merger of equals. As a result of this announcement, Ahold has terminated its ongoing share buyback program and €1 billion will be returned to Ahold shareholders via a capital return and a reverse stock split prior to completion

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Notes to the consolidated financial statements

of the merger. Delhaize shareholders will receive 4.75 Ahold ordinary shares for each Delhaize ordinary share. Upon completion, Ahold shareholders will own approximately 61% of the combined company’s equity and Delhaize shareholders will own approximately 39%. The transaction is expected to be completed mid-2016, following regulatory clearances, associate consultation procedures and shareholder approval.

Acquisition of 15 A&P stores

On July 20, 2015, Ahold announced that it had entered into an agreement with The Great Atlantic & Pacific Tea Company to acquire 25 A&P stores in Greater New York for $146 million. On October 8, 2015, all conditions had been met and Ahold commenced its purchase of the 25 former A&P stores. The purchase and conversion of the stores is planned to occur in weekly batches of five stores, with the final tranche of stores expected to be converted in mid-November 2015. The purchase price for all stores is $150 million (€134 million).

36 List of subsidiaries, joint ventures and associates

The following are Ahold’s significant subsidiaries, joint ventures and associates as of December 28, 2014:

Consolidated subsidiaries

Unless otherwise indicated, these are, directly or indirectly, wholly or virtually wholly-owned subsidiaries. Subsidiaries not important to providing an insight into the Ahold group as required under Dutch law are omitted from this list. With respect to the separate financial statements of the Dutch legal entities included in the consolidation, the Company availed itself of the exemption laid down in section 403, subsection 1 of Book 2 of the Dutch Civil Code. Pursuant to said section 403, Ahold has assumed joint and several liabilities for the debts arising out of the legal acts of a number of subsidiaries in the Netherlands, which form part of the consolidation. The names of the subsidiaries for which Ahold has issued 403 declarations are open for inspection at the trade register as managed by the Netherlands Chamber of Commerce.

Retail trade Europe

Albert Heijn B.V., Zaandam, the Netherlands

Albert Heijn Franchising B.V., Zaandam, the Netherlands

Gall & Gall B.V., Zaandam, the Netherlands

Etos B.V., Zaandam, the Netherlands

bol.com B.V., Utrecht, the Netherlands

AHOLD Czech Republic a.s., Prague, Czech Republic

Albert Heijn België N.V., Schoten, Belgium

Ahold Germany GmbH, Mettmann, Germany

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Notes to the consolidated financial statements

Retail trade United States

The Stop & Shop Supermarket Company LLC, Boston, Massachusetts

Giant Food Stores LLC, Carlisle, Pennsylvania

Giant of Maryland LLC, Landover, Maryland

Peapod LLC, Skokie, Illinois

Other

Ahold Coffee Company B.V., Zaandam, the Netherlands

Ahold Nederland B.V., Zaandam, the Netherlands

Ahold Europe Real Estate & Construction B.V., Zaandam, the Netherlands

Ahold Finance U.S.A. LLC, Zaandam, the Netherlands

Ahold Financial Services LLC, Carlisle, Pennsylvania, United States

Ahold Information Services Inc., Greenville, South Carolina, United States

Ahold International Sàrl, Zug, Switzerland

Ahold Lease U.S.A. Inc., Boston, Massachusetts, United States

Ahold Licensing Sàrl, Geneva, Switzerland

Ahold U.S.A. Inc., Boston, Massachusetts, United States

American Sales Company LLC, Lancaster, New York, United States

MAC Risk Management Inc., Boston, Massachusetts, United States

The MollyAnna Company, Montpelier, Vermont, United States

Ahold Insurance N.V., Willemstad, Curaçao

Ahold Finance Company N.V., Zug, Switzerland

Joint ventures and associates (unconsolidated)

JMR—Gestão de Empresas de Retalho SGPS, S.A., Lisbon, Portugal (49% owned by Ahold’s subsidiary Ahold International Sàrl)

Jerónimo Martins Retail Services S.A., Klosters, Switzerland (49% owned by Ahold’s subsidiary Ahold International Sàrl)

FIN-94

Koninklijke Ahold N.V.

Unaudited condensed consolidated interim financial statements for the half year ended July 12, 2015

INDEX TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF AHOLD FOR THE HALF YEAR ENDED JULY 12, 2015

Unaudited Condensed Consolidated Interim Income Statement	FIN-96
Unaudited Condensed Consolidated Interim Statement of Comprehensive Income	FIN-97
Unaudited Condensed Consolidated Interim Balance Sheet	FIN-98
Unaudited Condensed Consolidated Interim Statement of Changes in Equity	FIN-99
Unaudited Condensed Consolidated Interim Statement of Cash Flows	FIN-100
Notes to Unaudited Condensed Consolidated Interim Financial Statements	FIN-101

FIN-95

Koninklijke Ahold N.V.

Unaudited condensed consolidated interim financial statements for the half year ended July 12, 2015

Unaudited Condensed Consolidated Interim Income Statement

Second Quarter and Half Year ended July 12, 2015

€ million, except per share data	Note	Q2 2015	Q2 2014	HY 2015	HY 2014
Net sales	4	8,688	7,420	19,977	17,241
Cost of sales	5	(6,341)	(5,453)	(14,567)	(12,651)

Gross profit		2,347	1,967	5,410	4,590

Selling expenses		(1,749)	(1,448)	(4,056)	(3,366)
General and administrative expenses		(297)	(259)	(707)	(584)

Total operating expenses	5	(2,046)	(1,707)	(4,763)	(3,950)

Operating income	4	301	260	647	640

Interest income		2	2	3	4
Interest expense		(54)	(48)	(126)	(112)
Net interest expense on defined benefit pension plans		(4)	(3)	(8)	(8)
Other financial expenses		(5)	(3)	(9)	(7)

Net financial expenses		(61)	(53)	(140)	(123)

Income before income taxes		240	207	507	517

Income taxes	6	(49)	(52)	(107)	(130)
Share in income of joint ventures		4	3	6	6

Income from continuing operations		195	158	406	393

Income (loss) from discontinued operations	7	—	(11)	2	(196)

Net income attributable to common shareholders		195	147	408	197

Net income per share attributable to common shareholders
Basic		0.24	0.17	0.50	0.22
Diluted		0.23	0.17	0.49	0.21
Income from continuing operations per share attributable to common shareholders
Basic		0.24	0.18	0.49	0.43
Diluted		0.23	0.18	0.48	0.42

FIN-96

Koninklijke Ahold N.V.

Unaudited condensed consolidated interim financial statements for the half year ended July 12, 2015

Unaudited Condensed Consolidated Interim Statement of Comprehensive Income

Second Quarter and Half Year ended July 12, 2015

€ million	Q2 2015	Q2 2014	HY 2015	HY 2014
Net income attributable to common shareholders	195	147	408	197
Remeasurements of defined benefit pension plans
Remeasurements before taxes—loss	(29)	(80)	(117)	(98)
Income taxes	(3)	21	22	28

Other comprehensive loss that will not be reclassified to profit or loss	(32)	(59)	(95)	(70)

Currency translation differences in foreign interests:
Currency translation differences before taxes from
Continuing operations	(115)	44	342	26
Income taxes	(1)	—	(1)	—
Cash flow hedges:
Fair value result in the year	46	(13)	40	(28)
Transfers to net income	16	(4)	(15)	(6)
Income taxes	(15)	4	(6)	8

Other comprehensive income (loss) reclassifiable to profit or loss	(69)	31	360	—

Total other comprehensive income (loss)	(101)	(28)	265	(70)

Comprehensive income attributable to common shareholders	94	119	673	127

Attributable to:
Continuing operations	94	130	671	323
Discontinued operations	—	(11)	2	(196)

Comprehensive income attributable to common shareholders	94	119	673	127

FIN-97

Koninklijke Ahold N.V.

Unaudited condensed consolidated interim financial statements for the half year ended July 12, 2015

Unaudited Condensed Consolidated Interim Balance Sheet

Half Year ended July 12, 2015

€ million	Note	July 12, 2015	December 28, 2014
Assets
Property, plant and equipment		6,396	6,150
Investment property		575	560
Intangible assets		1,810	1,763
Investments in joint ventures and associates		201	206
Other non-current financial assets		520	482
Deferred tax assets		551	494
Other non-current assets		40	35

Total non-current assets		10,093	9,690

Assets held for sale		2	7
Inventories		1,607	1,589
Receivables		709	728
Other current financial assets		496	323
Income taxes receivable		11	59
Other current assets		235	118
Cash and cash equivalents	9	1,467	1,624

Total current assets		4,527	4,448

Total assets		14,620	14,138

Equity and liabilities

Equity attributable to common shareholders	8	4,993	4,844

Loans		1,510	1,410
Other non-current financial liabilities		2,064	2,039
Pensions and other post-employment benefits		441	290
Deferred tax liabilities		100	150
Provisions		708	663
Other non-current liabilities		303	276

Total non-current liabilities		5,126	4,828

Accounts payable		2,501	2,655
Other current financial liabilities		287	280
Income taxes payable		64	22
Provisions		261	240
Other current liabilities		1,388	1,269

Total current liabilities		4,501	4,466

Total equity and liabilities		14,620	14,138

FIN-98

Koninklijke Ahold N.V.

Unaudited condensed consolidated interim financial statements for the half year ended July 12, 2015

Unaudited Condensed Consolidated Interim Statement of Changes in Equity

Half Year ended July 12, 2015

€ million	Note	Share capital	Additional paid-in capital	Currency translation reserve	Cash flow hedging reserve	Other reserves including accumulated deficit	Equity attributable to common shareholders
Balance as of December 29, 2013		318	8,713	(492)	(81)	(1,938)	6,520
Net income		—	—	—	—	197	197
Other comprehensive income (loss)		—	—	26	(26)	(70)	(70)

Total comprehensive income (loss)		—	—	26	(26)	127	127
Dividends		—	—	—	—	(414)	(414)
Capital repayment		(308)	(809)	—	—	109	(1,008)
Share buyback		—	—	—	—	(812)	(812)
Cancellation of treasury shares		(1)	(1,060)	—	—	1,061	—
Share-based payments		—	—	—	—	27	27

Balance as of July 13, 2014		9	6,844	(466)	(107)	(1,840)	4,440

Balance as of December 28, 2014		9	6,844	(103)	(132)	(1,774)	4,844
Net income		—	—	—	—	408	408
Other comprehensive income (loss)		—	—	341	19	(95)	265

Total comprehensive income		—	—	341	19	313	673
Dividends	8	—	—	—	—	(396)	(396)
Share buyback	8	—	—	—	—	(161)	(161)
Cancellation of treasury shares	8	(1)	(785)	—	—	786	—
Share-based payments		—	—	—	—	33	33

Balance as of July 12, 2015		8	6,059	238	(113)	(1,199)	4,993

FIN-99

Koninklijke Ahold N.V.

Unaudited condensed consolidated interim financial statements for the half year ended July 12, 2015

Unaudited Condensed Consolidated Interim Statement of Cash Flows

Second Quarter and Half Year ended July 12, 2015

€ million	Note	Q2 2015	Q2 2014	HY 2015	HY 2014
Income from continuing operations		195	158	406	393
Adjustments for:
Net financial expense		61	53	140	123
Income taxes		49	52	107	130
Share in income of joint venture		(4)	(3)	(6)	(6)
Depreciation, amortization, write-downs and impairments	5	231	197	550	451
Gains on the sale of assets / disposal groups held for sale	5	(7)	(6)	(9)	(7)
Share-based compensation expenses		12	9	25	22

Operating cash flows before changes in operating assets and liabilities		537	460	1,213	1,106

Changes in working capital:
Changes in inventories		18	51	67	67
Changes in receivables and other current assets		(54)	38	(46)	6
Changes in payables and other current liabilities		95	(231)	(178)	(175)
Changes in other non-current assets, other non-current liabilities and provisions		(3)	8	(10)	(34)

Cash generated from operations		593	326	1,046	970
Income taxes paid—net		(33)	(93)	(56)	(216)

Operating cash flows from continuing operations		560	233	990	754
Operating cash flows from discontinued operations		(1)	(4)	(3)	(13)

Net cash from operating activities		559	229	987	741

Purchase of non-current assets		(140)	(131)	(345)	(319)
Divestments of assets / disposal groups held for sale		17	33	26	41
Acquisition of businesses, net of cash acquired	3	(5)	(1)	(13)	(13)
Divestment of businesses, net of cash divested	7	5	(4)	1	(48)
Changes in short-term deposits and similar instruments		44	223	(157)	1,014
Dividends received from joint ventures		13	13	15	14
Interest received		—	1	2	4
Other		—	(2)	—	(2)

Investing cash flows from continuing operations		(66)	132	(471)	691
Investing cash flows from discontinued operations		—	—	—	—

Net cash from investing activities		(66)	132	(471)	691
Interest paid		(83)	(79)	(135)	(122)
Repayments of loans		(5)	(4)	(20)	(15)
Repayments of finance lease liabilities		(21)	(16)	(55)	(38)
Dividends paid on common shares	8	(396)	(414)	(396)	(414)
Share buyback	8	(121)	(373)	(161)	(812)
Capital repayment		—	—	—	(1,008)
Other cash flows from derivatives		—	—	(11)	(10)
Other		1	2	5	(2)

Financing cash flows from continuing operations		(625)	(884)	(773)	(2,421)
Financing cash flows from discontinued operations		—	—	—	(2)

Net cash from financing activities		(625)	(884)	(773)	(2,423)

Net decrease in cash and cash equivalents		(132)	(523)	(257)	(991)

Cash and cash equivalents at the beginning of the period (excluding restricted cash)		1,626	2,024	1,615	2,497
Effects of exchange rate changes on cash and cash equivalents		34	14	102	9

Cash and cash equivalents at end of the financial period (excluding restricted cash)	9	1,460	1,515	1,460	1,515

FIN-100

Koninklijke Ahold N.V.

Notes to Unaudited condensed consolidated interim financial statements for the half year ended July 12, 2015

Notes to Unaudited Condensed Consolidated Interim Financial Statements

1. The Company and its operations

The principal activity of Koninklijke Ahold N.V. (“Ahold” or the “Company” or “Group” or “Ahold Group”), a public limited liability company with its statutory seat and its principal place of business in Zaandam, the Netherlands, is the operation of retail food stores in the United States and Europe through subsidiaries and joint ventures.

The information in these condensed consolidated interim financial statements (“financial statements”) is unaudited.

2. Accounting policies

Basis of preparation

These financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting.” The accounting policies applied in these financial statements are consistent with those applied in Ahold’s 2014 consolidated financial statements.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual profit or loss.

Ahold’s reporting calendar in 2015 is based on 12 periods of four weeks and one period of five weeks, for a total of 53 weeks. The 2014 reporting calendar is based on 13 periods of four weeks, for a total of 52 weeks. In 2015 and 2014, the first quarter comprised 16 weeks and the second quarter comprised 12 weeks.

New and revised IFRSs effective in 2015

Contributions from employees to defined benefit plans—Amendments to IAS 19

The objective of the amendments was to simplify the accounting for contributions that are independent of the number of years of employee service, for example, employee contributions that are calculated according to a fixed percentage of salary. The simplification was to allow entities the option to recognize employee contributions as a reduction of service costs in the period in which the related service is rendered, instead of attributing the employee contributions to periods of service. The amendments have no impact on the Group, as Ahold has chosen not to avail itself of the practical expedient offered in the amendment and will continue to attribute employee contributions to periods of service.

Annual improvements to IFRSs 2010-2012 and to IFRSs 2011-2013

Annual improvements to IFRSs 2010-2012 Cycle and annual improvements to IFRSs 2011-2013 Cycle made a number of amendments to various IFRSs, which, based on Ahold’s current financial position, will not have a significant effect on the consolidated financial statements.

3. Business combinations

On August 14, 2012, Ahold announced that its Albert Heijn division had completed the acquisition of 78 C1000 and four Jumbo stores from Jumbo for €290 million in cash, with €273 million paid by July 12, 2015 (of which €7 million was paid in the first half year of 2015). Final settlements will occur as agreements are finalized. As of July 12, 2015, Ahold had reached agreements concerning 75 franchisees, of which 69 stores have been

FIN-101

Koninklijke Ahold N.V.

Notes to unaudited condensed consolidated interim financial statements for the half year ended July 12, 2015 converted and opened under the Albert Heijn banner, four stores have been divested directly upon acquisition and two stores are yet to be converted and opened. For the remaining seven stores, Ahold did not reach agreements with the franchisees and these stores will be transferred back to Jumbo. During the first half of this year, Ahold recognized an €8.6 million impairment loss of prepaid consideration. Goodwill recognized in the amount of €235 million by July 12, 2015 (HY 2015: €61 million), which will not be deductible for tax purposes, represents expected synergies from the combination of operations, as well as the ability to expand Ahold’s geographic reach.

The 15 stores that were converted to the Albert Heijn banner in the first half of 2015 have contributed €34 million to HY 2015 net sales and an insignificant amount to net income in HY 2015. It is not practicable to provide the pro-forma effect on Ahold’s net sales and net income.

Other acquisitions

Ahold completed several minor store acquisitions for a combined purchase consideration of €6 million.

The allocation of the fair value of the net assets acquired and the goodwill arising from the acquisitions during 2015 is as follows:

€ million	Jumbo	Other	Total
Goodwill	61	12	73
Reversal of other intangible assets	(54)	—	(54)
Other non-current assets	—	1	1
Current assets	—	(3)	(3)
Other non-current liabilities	—	(4)	(4)

Acquisition of business, net of cash acquired	7	6	13

A reconciliation of Ahold’s goodwill balance, which is presented within intangible assets, is as follows:

€ million	Goodwill
As of December 28, 2014
At cost	1,039
Accumulated impairment losses	(8)

Opening carrying amount	1,031

Acquisitions through business combinations	73
Divestments of businesses	(6)
Impairment losses	—
Exchange rate differences	30

Closing carrying amount	1,128

As of July 12, 2015
At cost	1,137
Accumulated impairment losses	(9)

Carrying amount	1,128

FIN-102

Koninklijke Ahold N.V.

Notes to unaudited condensed consolidated interim financial statements for the half year ended July 12, 2015

4. Segment reporting

Ahold’s retail operations are presented in three reportable segments. In addition, Other retail, consisting of Ahold’s unconsolidated joint venture JMR, and Ahold’s Corporate Center are presented separately.

Reportable segment	Included in the Reportable segment
Ahold USA	Stop & Shop New England, Stop & Shop New York Metro, Giant Landover, Giant Carlisle and Peapod
The Netherlands	Albert Heijn, Albert Heijn Belgium, Albert Heijn Germany, Etos, Gall & Gall, bol.com and Albert Heijn Online
Czech Republic	Albert

Other	Included in Other
Other retail	Unconsolidated joint venture JMR (49%)
Corporate Center	Corporate Center staff (the Netherlands, Switzerland and the United States)

Net sales

Net sales per segment are as follows:

€ million	Q2 2015	Q2 2014	HY 2015	HY 2014
Ahold USA	5,398	4,408	12,424	10,267
The Netherlands	2,890	2,706	6,638	6,253
Czech Republic	400	306	915	721

Ahold Group	8,688	7,420	19,977	17,241

Operating income

Operating income (loss) per segment is as follows:

€ million	Q2 2015	Q2 2014	HY 2015	HY 2014
Ahold USA	195	160	433	384
The Netherlands	132	119	291	294
Czech Republic	—	6	(10)	15
Corporate Center	(26)	(25)	(67)	(53)

Ahold Group	301	260	647	640

5. Expenses by nature

The aggregate of cost of sales and operating expenses is specified by nature as follows:

€ million	Q2 2015	Q2 2014	HY 2015	HY 2014
Cost of product	6,062	5,206	13,921	12,083
Labor costs	1,313	1,092	3,006	2,505
Other operational expenses	645	562	1,528	1,305
Depreciation and amortization	228	192	533	442
Rent expenses and income—net	143	109	334	264
Impairment losses and reversals—net	3	5	17	9
Gains on the sale of assets—net	(7)	(6)	(9)	(7)

Total	8,387	7,160	19,330	16,601

FIN-103

Koninklijke Ahold N.V.

Notes to unaudited condensed consolidated interim financial statements for the half year ended July 12, 2015

6. Income taxes

The decrease in income tax for the half year ended July 12, 2015, is mainly the result of a recognition of deferred tax assets (€4 million), differences between estimated tax position and tax position in filed tax returns (€8 million) and improved use of the Dutch innovation tax regime (€5 million).

The effective tax rate, calculated as a percentage of income before income taxes, was 21.1% in the half year ended July 12, 2015 (Q2 2015: 20.4%) and 25.1% for HY 2014 (Q2 2014: 25.1%). The difference in the effective tax rate for HY 2015 is mainly explained by the above mentioned items: a recognition of deferred tax assets (impact of 0.8%), differences between estimated tax position and tax position in filed tax returns (impact of 1.6%) and improved use of innovation tax regime (impact of 0.9%).

7. Assets and liabilities held for sale and discontinued operations

Income from discontinued operations is specified as follows:

€ million	Q2 2015	Q2 2014	HY 2015	HY 2014
Slovakia	—	—	—	(2)
Other[1]	—	1	—	(1)

Operating results from discontinued operations[2]	—	1	—	(3)

U.S. Foodservice[4]	—	(12)	—	(192)
Slovakia	—	—	—	(1)
Other[1]	—	—	2	—

Results on divestments of discontinued operations[3]	—	(12)	2	(193)

Income (loss) from discontinued operations, net of income taxes	—	(11)	2	(196)

1	Includes adjustments to the result on various discontinued operations and past divestments.
2	Operating results from discontinued operations are after net income tax benefits of nil for the second quarter of 2015 and 2014 (HY1 2015: nil, HY1 2014: €2 million).
3	Results on divestments are after net income tax expense nil and €8 million for the second quarter of 2015 and 2014, respectively (HY1 2015: €1 million, HY1 2014: €31 million benefit).
4	Q2 2014 comprises legal costs of €4 million (HY1 2014: €7 million) and an income tax adjustment on the settlement provision of €8 million (HY1 2014: 185 million) related to the Waterbury litigation.

The cash flows from the divestment of businesses as presented in the cash flow statement are as follows:

€ million	Q2 2015	Q2 2014	HY 2015	HY 2014
Proceeds from divestment of stores in the Netherlands	6	—	6	—
Proceeds from divestment of Slovakia	—	—	—	(34)
Net cash flows related to other past divestments	(1)	(4)	(5)	(9)

Divestment of businesses	5	(4)	1	(43)
Cash divested	—	—	—	(5)

Divestment of businesses, net of cash divested	5	(4)	1	(48)

FIN-104

Koninklijke Ahold N.V.

Notes to unaudited condensed consolidated interim financial statements for the half year ended July 12, 2015

8. Equity attributable to common shareholders

Dividend on common shares

On April 15, 2015, the General Meeting of Shareholders approved the dividend over 2014 of €0.48 per common share (€396 million in the aggregate). This dividend was paid on April 30, 2015.

Share buyback

On February 26, 2015, Ahold announced its decision to return €500 million to its shareholders by way of a share buyback program, to be completed over a 12-month period. Under this program, 8,795,407 of the Company’s own shares were repurchased and delivered in the first half of 2015. Shares were repurchased at an average price of €18.32 per share for a total amount of €161 million. As a result of the announcement that Ahold will merge with Delhaize (see Note 12), the share buyback program has been terminated.

On July 7, 2015, Ahold cancelled 60,000,000 shares purchased in this and prior share buyback programs.

The number of outstanding common shares as of July 12, 2015, was 818,047,344 (December 28, 2014: 822,597,462). The decrease is the net effect of the share buyback and the re-issuance of treasury shares for the delivery of the shares vested under the Global Reward Opportunity program.

9. Cash flow

The following table presents the reconciliation between cash and cash equivalents as presented in the statement of cash flows and as presented on the balance sheet:

€ million	HY 2015	HY 2014
Cash and cash equivalents at the end of the financial period as presented in the statement of cash flows	1,460	1,515
Restricted cash	7	4

Cash and cash equivalents at the end of the financial period as presented on the balance sheet	1,467	1,519

10. Financial instruments

Fair values of financial instruments

The following table presents the fair values of financial instruments, based on Ahold’s categories of financial instruments, including current portions, compared to the carrying amounts at which these instruments are included on the balance sheet:

	July 12, 2015		December 28, 2014
€ million	Carrying amount	Fair value	Carrying amount	Fair value
Loans receivable	45	53	42	50
Trade and other (non) current receivables	711	711	731	731
Reinsurance assets	197	197	177	177

Total loans and receivables	953	961	950	958
Cash and cash equivalents	1,467	1,467	1,624	1,624
Short-term deposits and similar instruments	430	430	262	262
Derivatives	332	332	311	311
Available for sale	5	5	5	5

Total financial assets	3,187	3,195	3,152	3,160

FIN-105

Koninklijke Ahold N.V.

Notes to unaudited condensed consolidated interim financial statements for the half year ended July 12, 2015

	July 12, 2015		December 28, 2014
€ million	Carrying amount	Fair value	Carrying amount	Fair value
Notes	(1,123)	(1,341)	(1,040)	(1,282)
Other loans	(3)	(3)	(3)	(3)
Financing obligations	(406)	(405)	(387)	(391)
Mortgages payable	(10)	(11)	(10)	(11)
Finance lease liabilities	(1,268)	(1,635)	(1,213)	(1,574)
Cumulative preferred financing shares	(497)	(551)	(497)	(564)
Dividend cumulative preferred financing shares	(12)	(12)	(21)	(21)
Accounts payable	(2,501)	(2,501)	(2,655)	(2,655)
Short-term borrowings	(52)	(52)	(47)	(47)
Interest payable	(15)	(15)	(26)	(26)
Reinsurance liabilities	(218)	(218)	(191)	(191)
Other	(54)	(60)	(43)	(51)

Total non-derivative financial liabilities	(6,159)	(6,804)	(6,133)	(6,816)
Derivatives	(210)	(210)	(251)	(251)

Total financial liabilities	(6,369)	(7,014)	(6,384)	(7,067)

Financial assets and liabilities measured at fair value on the balance sheet

Of Ahold’s categories of financial instruments, only derivatives, assets available for sale and reinsurance assets (liabilities) are measured and recognized on the balance sheet at fair value. These fair value measurements are categorized within Level 2 of the fair value hierarchy. The Company uses inputs other than quoted prices that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices). The fair value of derivative instruments is measured by using either a market or income approach (mainly present value techniques). Foreign currency forward contracts are measured using quoted forward exchange rates and yield curves derived from quoted interest rates that match the maturity of the contracts. Interest rate swaps are measured at the present value of expected future cash flows. Expected future cash flows are discounted by using the applicable yield curves derived from quoted interest rates.

The valuation of Ahold’s derivative instruments is adjusted for the credit risk of the counterparty, called Credit Valuation Adjustment (“CVA”), and for the reporting entity’s own credit risk, called Debit Valuation Adjustment (“DVA”). The CVA / DVA calculations have been added to the risk-free fair value of Ahold’s interest and cross-currency swaps. The valuation technique for the CVA / DVA calculation is based on relevant observable market inputs.

The carrying amount of receivables, cash and cash equivalents, accounts payable, short-term deposits and similar instruments, and other current financial assets and liabilities approximate their fair values because of the short-term nature of these instruments and, for receivables, because of the fact that any recoverability loss is reflected in an impairment loss. The fair values of quoted borrowings are based on ask-market quoted prices at the end of the reporting period. The fair value of other non-derivative financial assets and liabilities that are not traded in an active market are estimated using discounted cash flow analyses based on prevailing market rates. The fair value calculation method and the conditions for redemption and conversion of the cumulative preferred financing shares are disclosed in Note 22 and Note 30 of Ahold’s 2014 consolidated financial statements. The accrued interest is included in other current financial liabilities and not in the carrying amounts of non-derivative financial assets and liabilities.

FIN-106

Koninklijke Ahold N.V.

Notes to unaudited condensed consolidated interim financial statements for the half year ended July 12, 2015

11. Commitments and contingencies

A comprehensive overview of commitments and contingencies as of December 28, 2014, was included in Note 34 of Ahold’s 2014 consolidated financial statements. There were no significant changes to this overview through the half year 2015.

12. Merger with Delhaize

On June 24, 2015, Ahold and Delhaize announced their intention to merge their businesses through a merger of equals. As a result of this announcement, Ahold has terminated its ongoing share buyback program and €1 billion will be returned to Ahold shareholders via a capital return and a reverse stock split prior to completion of the merger. Delhaize shareholders will receive 4.75 Ahold ordinary shares for each Delhaize ordinary share. Upon completion, Ahold shareholders will own approximately 61% of the combined company’s equity and Delhaize shareholders will own approximately 39%. The transaction is expected to be completed mid-2016, following regulatory clearances, associate consultation procedures and shareholder approval.

13. Subsequent events

On July 20, 2015, Ahold announced that it had entered into an agreement with The Great Atlantic & Pacific Tea Company to acquire 25 A&P stores in Greater New York for $146 million. On October 8, 2015, all conditions had been met and Ahold commenced its purchase of the 25 former A&P stores. The purchase and conversion of the stores is planned to occur in weekly batches of five stores, with the final tranche of stores expected to be converted in mid-November 2015. The purchase price for all stores is $150 million (€134 million).

FIN-107

Annex A

Execution copy

MERGER AGREEMENT

24 June 2015

by and between

Delhaize Group NV/SA

and

Koninklijke Ahold N.V.

This merger agreement (the Merger Agreement) is entered into on 24 June 2015

BY AND BETWEEN:

(1)	Koninklijke Ahold N.V., a public limited liability company incorporated under the laws of the Netherlands with its corporate seat in Zaandam (Municipality of Zaanstad), the Netherlands, and its office address at Provincialeweg 11, 1506 MA Zaandam, the Netherlands (Ahold); and

(2)	Delhaize Group NV/SA, a public limited liability company incorporated under the laws of Belgium with its corporate seat in Molenbeek-Saint-Jean, rue Osseghem 53, Belgium (Delhaize),

the parties above together the Parties and each also a Party.

WHEREAS:

(A)	Each of Ahold and Delhaize heads an international retail group, with a focus on the operation of supermarkets.

(B)	On 24 April 2015, Delhaize and Ahold entered into a confidentiality agreement (the Confidentiality Agreement).

(C)	At 10:00 pm CET on 18 June 2015 (the Measurement Date), Ahold’s total issued share capital amounted to EUR 11,027,882.37, divided into (i) 834,373,134 Ahold Ordinary Shares, out of which 16,031,261 Ahold Ordinary Shares were held by Ahold in treasury and (ii) 268,415,103 Ahold Cumulative Preferred Financing Shares. At the Measurement Date, all Ahold Cumulative Preferred Financing Shares were outstanding. The Ahold Ordinary Shares are listed on Euronext Amsterdam.

(D)	At the Measurement Date, there were 36,662,320 Ahold ADSs outstanding, collectively representing approximately 4.48% of the Outstanding Ahold Ordinary Shares.

(E)	Ahold has entered into an agreement with Stichting Ahold Continuïteit (the Ahold Foundation) which was restated on 15 December 2003, pursuant to which the Ahold Foundation has been granted a call option to acquire from Ahold such number of cumulative preference shares in Ahold’s share capital with a nominal value of EUR 500 each (the Foundation Preference Shares) up to a total nominal value that is equal to the total nominal value of all Ahold Ordinary Shares issued and outstanding at the time of exercising the option (the Ahold Foundation Call Option). The Foundation Preference Shares will entitle the Ahold Foundation to 50,000 votes per Foundation Preference Share and a cumulative dividend expressed as a percentage of the amount paid on the Foundation Preference Shares. At the date of this Merger Agreement there are no Foundation Preference Shares issued.

(F)	At the Measurement Date, Delhaize’s total issued share capital amounts to EUR 51,757,450.00, divided into 103,514,900 Delhaize Ordinary Shares which were all issued, out of which 793,195 Delhaize Ordinary Shares were held by Delhaize in treasury. In addition, at the Measurement Date, 1,828,131 Delhaize warrants were outstanding pursuant to the Delhaize US Incentive Plans, each warrant giving right to one (1) new Delhaize Ordinary Share. At the date of this Merger Agreement Delhaize’s corporate share capital does not include any preference shares. The Delhaize Ordinary Shares are listed on Euronext Brussels.

(G)	At the Measurement Date, there were 25,513,208 Delhaize ADSs outstanding, collectively representing approximately 6.16% of the Delhaize Ordinary Shares. The Delhaize ADSs are listed on the New York Stock Exchange (NYSE).

(H)	Delhaize and Ahold acknowledge that their businesses complement each other both geographically and strategically and that synergies can be achieved and that it would be beneficial for each Party and their respective stakeholders to combine their businesses in a merger of equals transaction contemplated by this Merger Agreement.

(I)

Ahold and its advisors have performed a due diligence investigation into certain financial, accounting, operational, legal, strategic and tax aspects of Delhaize and its Subsidiaries (the Delhaize Group) and its

businesses and were given the opportunity to attend various presentations and expert meetings and to ask further questions, and Ahold’s advisors were given the opportunity to review the data room prepared by Delhaize (the Ahold Due Diligence).

(J)	Delhaize and its advisors have performed a due diligence investigation into certain financial, accounting, operational, legal, strategic and tax aspects of Ahold and its Subsidiaries (the Ahold Group) and its businesses and were given the opportunity to attend various presentations and expert meetings and to ask further questions, and Delhaize’s advisors were given the opportunity to review the data room prepared by Ahold (the Delhaize Due Diligence).

(K)	Taking into account the results and conclusions of both the Ahold Due Diligence and the Delhaize Due Diligence, and after carefully considering the interests of their respective stakeholders, Delhaize and Ahold intend to effect a strategic combination of their businesses through a cross-border statutory merger whereby Delhaize shall merge into Ahold, upon the terms and subject to the conditions set forth in this Merger Agreement.

(L)	For Belgian Tax purposes, it is intended that the Merger shall qualify as a “merger” within the meaning of Article 210, §1, 1° of the Belgian Income Tax Code of 1992 (the Belgian Income Tax Code) and shall benefit from tax neutrality through application of (a) the corporate income tax roll-over regime provided for by Articles 211 and 229, §4 of the Belgian Income Tax Code, (b) the transfer tax roll-over regime provided for by Article 120 juncto Article 117, §1 of the Belgian code on registration duties of 30 November 1939, (c) the roll-over regime provided for by Article 45, §1 of the Belgian Income Tax Code, and (d) the VAT regime provided for by Articles 11 and 18, §3 of the Belgian VAT code of 3 July 1969 (collectively, the Delhaize Intended Belgian Tax Treatment).

(M)	For US federal income Tax purposes, the Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the Code), and the regulations thereunder (the Treasury Regulations), and this Merger Agreement is intended to be, and is adopted as, a “plan of reorganization” for purposes of Sections 368 of the Code and the Treasury Regulations thereunder.

(N)	Each Delhaize Ordinary Share issued and outstanding on the Merger Date (other than the Delhaize Ordinary Shares held in treasury by Delhaize and the Delhaize Ordinary Shares held by Ahold, if any, which shall automatically be cancelled on the Merger Date in accordance with Clause 2.6(b)(i)), shall, pursuant to the Merger, be exchanged by operation of law for 4.75 (four and three quarters) Ahold Ordinary Shares.

(O)	The management board of Ahold (the Management Board) and the supervisory board of Ahold (the Supervisory Board and, together with the Management Board, the Ahold Boards), after having taken legal, tax and financial advice, have unanimously approved the terms and conditions of this Merger Agreement. Subject to the terms and conditions of this Merger Agreement, the Ahold Boards fully support the Merger and have resolved to unanimously recommend to all holders of Ahold Shares (the Ahold Shareholders) to vote in favor of the Combined Ahold Resolutions as further described in this Merger Agreement.

(P)	The board of directors of Delhaize (the Delhaize Board), after having taken legal, tax and financial advice, have unanimously approved the terms and conditions of this Merger Agreement. Subject to the terms and conditions of this Merger Agreement, the Delhaize Board fully supports the Merger and has resolved to unanimously recommend to all holders of Delhaize Shares (the Delhaize Shareholders) to vote in favor of the Combined Delhaize Resolutions as further described in this Merger Agreement.

IT IS AGREED as follows:

1.	INTERPRETATION

1.1	Capitalized words and expressions used in this Merger Agreement, including those used in the recitals above, have the meaning given to them in Schedule 1.

1.2	References in this Merger Agreement to:

(a)	any gender shall include all genders, and words importing a singular number also shall include the plural and vice versa, unless otherwise specified;

(b)	statutes, acts and the like of whatever jurisdiction shall include any modification, re-enactment or extension thereof and any orders, regulations, instruments or other subordinate legislation made thereunder in force from time to time;

(c)	persons shall include any individuals, corporate bodies, corporate entities, firms, unincorporated or incorporated associations, foundations, limited liability companies, partnerships, trusts or other entities or organizations, including any Governmental Entities;

(d)	directors shall include managing directors, executive directors, supervisory directors and non-executive directors;

(e)	Clauses shall refer to clauses of this Merger Agreement;

(f)	Schedules and Appendices shall refer to schedules and appendices to this Merger Agreement; and

(g)	Paragraphs shall refer to paragraphs of Schedules.

1.3	The Schedules and Appendices comprise schedules and appendices to this Merger Agreement and have the same force and effect as if set out in the body of this Merger Agreement. Any reference to this Merger Agreement includes the Schedules and Appendices.

1.4	The headings in this Merger Agreement are included for convenience only and will not affect the interpretation of this Merger Agreement.

2.	THE MERGER

2.1	Upon the terms of this Merger Agreement and subject to the Conditions, and in accordance with Applicable Rules, Delhaize shall be merged with and into Ahold (the Merger).

2.2	Following, and as a result of, the Merger, the separate corporate existence of Delhaize shall cease and Ahold shall continue as the sole surviving company and, by operation of law, Ahold shall succeed to and assume all of the rights and obligations as well as the assets and liabilities of Delhaize in accordance with Applicable Rules.

2.3	Subject to the provisions of this Merger Agreement, the Parties shall execute a Dutch notarial deed of cross-border merger, the contents of which shall be in accordance with the Merger Terms (the Dutch Deed of Merger), and shall execute and deliver all other relevant legal and contractual documentation required pursuant to this Merger Agreement, and under each of Dutch law and Belgian law, as applicable, to properly consummate the Merger (the consummation of the Merger being referred to as the Closing).

2.4	Closing shall take place at a date and time to be specified by the Parties (such date, the Merger Date), which shall be no later than the fifth (5th) Business Day after satisfaction or (to the extent permitted by Applicable Rules) waiver of the Conditions (other than those Conditions that by their terms are to be satisfied at the Closing (i.e. the Conditions included in the second sentence of Clause 4.1(g) and in Clauses 4.1(h), 4.1(i), 4.2 and 4.3), but subject to the satisfaction of such Conditions at such time) in accordance with this Merger Agreement, at Allen & Overy LLP, Amsterdam office, unless another time, date or place is mutually agreed upon in writing by Delhaize and Ahold.

2.5	The Parties shall make all filings and recordings required by Applicable Rules in connection with the Merger, including the filing of the Dutch Deed of Merger with the Amsterdam Chamber of Commerce as promptly as practicable following the Effective Time.

2.6	The Merger shall be effective at 00.00 am CET on the first day after the Merger Date (the Effective Time). At the Effective Time,

(a)	Ahold shall allot for each issued and outstanding Delhaize Ordinary Share 4.75 (four and three quarters) Ahold Ordinary Shares (the Exchange Ratio);

(b)	all Delhaize Ordinary Shares shall no longer be outstanding, shall automatically be cancelled and shall cease to exist, and

(i)	each book-entry position with depositary intermediaries participating in the centralized depositary and clearing system managed by Euroclear Belgium previously representing any such Delhaize Ordinary Shares (other than the Delhaize Ordinary Shares held in treasury by Delhaize and the Delhaize Ordinary Shares held by Ahold, if any) shall thereafter represent the Ahold Ordinary Shares allotted for such Delhaize Ordinary Shares in the Merger in accordance with Clause 2.6(a) above. Each Delhaize Ordinary Share held in treasury by Delhaize and each Delhaize Ordinary Share held by Ahold, if any, shall no longer be outstanding and shall be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(ii)	Ahold shall register in its shareholders’ register the former holder of each registered Delhaize Ordinary Share with such number of Ahold Ordinary Shares as results from the Exchange Ratio, relying on the shareholdership as appears from the share register of Delhaize at Closing, which will be presumed to be accurate, and subsequently close the electronic share register of Delhaize;

(iii)	each Delhaize ADS shall no longer be outstanding and shall be cancelled in exchange for the right of the holder of such Delhaize ADS to receive, at its election, (1) an amount of Ahold ADSs equal to the product of (v) the number of Delhaize Ordinary Shares represented by one Delhaize ADS (the Delhaize ADS Ratio) multiplied by (w) the Exchange Ratio divided by (x) the number of Ahold Ordinary Shares represented by one Ahold ADS or (2) an amount of Ahold Ordinary Shares equal to the product of (y) the Delhaize ADS Ratio multiplied by (z) the Exchange Ratio (subclauses (1) and (2) together the Per ADS Merger Consideration); and

(iv)	each Delhaize Equity Award shall be treated in accordance with Schedule 5;

except that no fractional Ahold Ordinary Shares or Ahold ADSs shall be allotted but instead an intermediary appointed by Ahold shall aggregate all fractional entitlements and sell the corresponding Ahold Ordinary Shares and Ahold ADSs on behalf of all holders who would otherwise have been entitled to receive a fractional Ahold Ordinary Share or Ahold ADS in the market for cash, and subsequently distribute the net cash proceeds to such holders proportionate to each such holder’s fractional entitlements.

2.7	Each Ahold Ordinary Share or Ahold ADS allotted in the Merger shall be entitled to the same rights, preferences and privileges as other Ahold Ordinary Shares or Ahold ADSs, as applicable, including dividend rights.

2.8	If the number of Ahold Ordinary Shares, Ahold ADSs, Delhaize Ordinary Shares or Delhaize ADSs (or securities convertible or exchangeable into or exercisable for Ahold Ordinary Shares, Ahold ADSs, Delhaize Ordinary Shares or Delhaize ADSs) issued and outstanding changes before the Effective Time (and as permitted by Clause 8.49 and 8.50, as applicable), as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, subdivision, issuer tender or exchange offer, or other similar transaction, in each case other than as a result of a capital decrease taken by Ahold pursuant to and in accordance with Clause 2.11 or a share buyback undertaken by Ahold pursuant to Clause 8.43, the Exchange Ratio and/or the Per ADS Merger Consideration shall be appropriately adjusted to provide to the Delhaize Shareholders and Ahold Shareholders the same economic effect as contemplated by this Merger Agreement prior to such action.

2.9

Each of Ahold, Delhaize and each of their respective Affiliates or any financial intermediary intervening in the transactions governed by this Merger Agreement shall be entitled to deduct and withhold from the shares to be allotted or cash to be paid to holders of Delhaize Ordinary Shares, Delhaize ADSs or Delhaize Equity Awards pursuant to this Merger Agreement such amounts as it reasonably determines it is required to deduct and withhold with respect thereto under any provisions of Tax laws of the United States, the Netherlands, Belgium, or other applicable jurisdictions. To the extent that amounts are so withheld and paid over to the appropriate Governmental Entity by Ahold, Delhaize, any of their respective Affiliates or any financial intermediary, as the case may be, such withheld amounts shall be treated for all purposes of this Merger Agreement as having been paid to the holder of Delhaize Ordinary Shares, Delhaize ADSs or Delhaize Equity Awards in respect of which such deduction and withholding was made by Ahold, Delhaize, such Affiliate or such financial intermediary, as the case may be.

2.10	Each of Ahold and Delhaize will enter into appropriate arrangements (including to terminate the deposit agreement relating to the Delhaize ADSs) with the Ahold Depositary and the Delhaize Depositary to give effect to this Clause 2.

2.11	Immediately prior to Closing,

(a)	the nominal issued and outstanding ordinary share capital of Ahold will be increased at the expense of the available (freely distributable) share premium reserves of Ahold by an aggregate amount of one billion Euro (EUR 1,000,000,000) (the Capital Return), and

(b)	following such increase, a reverse stock split will be effected such that the number of Outstanding Ahold Ordinary Shares will decrease by a number equal to the number of Ahold Ordinary Shares that could have been repurchased with the Capital Return, and

(c)	following such reverse stock split, the nominal issued and outstanding ordinary share capital of Ahold will be decreased by means of a repayment on the Outstanding Ahold Ordinary Shares of an aggregate amount equal to the Capital Return.

3.	RECOMMENDATION AND SUPPORT

3.1	On the basis that the Merger is in the best interest of Ahold and its stakeholders (including the Ahold Shareholders), Ahold confirms that:

(a)	the Ahold Boards have unanimously approved and consented to the entering into and the execution by Ahold of this Merger Agreement and the performance of Ahold’s obligations hereunder;

(b)	the Ahold Boards have duly considered the Merger, and have resolved to unanimously recommend the Merger for approval by the Ahold Shareholders in the Initial Announcement, any further press releases in connection with the Merger and the Merger Terms, and to unanimously recommend that the Ahold Shareholders vote in favor of the Combined Ahold Resolutions at the Ahold EGM and, if relevant, at any Subsequent Ahold EGM (the Ahold Recommendation); and

(c)	except as set forth in Clause 9.6, none of the Ahold Boards shall

(i)	revoke or modify, amend or qualify, in a manner adverse to Delhaize, the Ahold Recommendation, or publicly propose or authorize to do so; or, if after the date of this Merger Agreement, an Acquisition Proposal with respect to Ahold was publicly announced or disclosed (or any person had publicly announced an intention (whether or not conditional) to make such Acquisition Proposal), fail to reaffirm the Ahold Recommendation within ten (10) Business Days after receipt of a written request from Delhaize to do so (or such fewer number of days as remain prior to the Ahold EGM (or, if applicable, any Subsequent Ahold EGM)), or

(ii)	approve, recommend or propose publicly to approve or recommend (or, in the case of an Acquisition Proposal which is a public offer, fail to recommend against such public offer within ten (10) Business Days of the announcement of such public offer or such fewer number of days as remain prior to the Ahold EGM (or, if applicable, any Subsequent Ahold EGM)) any Acquisition Proposal with respect to Ahold,

(any such action referred to in this Clause 3.1(c), a Change in Ahold Recommendation).

3.2	On the basis that the Merger is in the best interest of Delhaize and its stakeholders (including the Delhaize Shareholders), Delhaize confirms that:

(a)	the Delhaize Board has unanimously approved and consented to the entering into and the execution by Delhaize of this Merger Agreement and the performance of Delhaize’s obligations hereunder;

(b)	the Delhaize Board has duly considered the Merger, and has resolved to unanimously recommend the Merger for approval by the Delhaize Shareholders in the Initial Announcement, any further press releases in connection with the Merger and the Merger Terms, and to unanimously recommend that the Delhaize Shareholders vote in favor of the Combined Delhaize Resolutions at the Delhaize EGM and, if relevant, at any Subsequent Delhaize EGM (the Delhaize Recommendation); and

(c)	except as set forth in Clause 9.7, the Delhaize Board shall not

(i)	revoke or modify, amend or qualify, in a manner adverse to Ahold, the Delhaize Recommendation, or publicly propose or authorize to do so; or, if after the date of this Merger Agreement, an Acquisition Proposal with respect to Delhaize was publicly announced or disclosed (or any person had publicly announced an intention (whether or not conditional) to make such Acquisition Proposal), fail to reaffirm the Delhaize Recommendation within ten (10) Business Days after receipt of a written request from Ahold to do so (or such fewer number of days as remain prior to the Delhaize EGM (or, if applicable, any Subsequent Delhaize EGM)), or

(ii)	approve, recommend or propose publicly to approve or recommend (or, in the case of an Acquisition Proposal which is a public offer, fail to recommend against such public offer within ten (10) Business Days of the announcement of such public offer or such fewer number of days as remain prior to the Delhaize EGM (or, if applicable, any Subsequent Delhaize EGM)) any Acquisition Proposal with respect to Delhaize,

(any such action referred to in this Clause 3.2(c), a Change in Delhaize Recommendation).

4.	CONDITIONS

Conditions to each Party’s obligations to close

4.1	The respective obligation of each Party to effect the Merger is subject to the satisfaction or, to the extent permitted by Applicable Rules, written waiver (either in whole or in part, provided that any part that is not waived is otherwise satisfied) by the Parties jointly, at or prior to the Merger Date, of the conditions set forth below (the Joint Conditions):

(a)	The Ahold EGM or the Subsequent Ahold EGM, as the case may be, having approved the Ahold Required Resolutions.

(b)	The Delhaize EGM or the Subsequent Delhaize EGM, as the case may be, having approved the Delhaize Required Resolutions.

(c)	The receipt of the Relevant Competition Clearances, or, where applicable, expiration or termination of applicable waiting periods in lieu of such consents or approvals.

(d)	The Notary having obtained the Pre-Merger Certificate.

(e)	The Ahold Ordinary Shares issuable to the holders of Delhaize Ordinary Shares and Delhaize ADSs pursuant to the Merger having been approved for admission to listing and trading on Euronext Amsterdam and Euronext Brussels.

(f)	The Prospectus having been approved by the AFM under Dutch law and having been passported into Belgium in accordance with Applicable Rules.

(g)	The Registration Statement having been declared effective by the US Securities and Exchange Commission (the SEC) under the US Securities Act of 1933, as amended (the Securities Act). No stop order suspending the effectiveness of the Registration Statement being in effect, and no proceedings for that purpose being pending.

(h)	No opposition by an Ahold creditor having been filed or, if filed (as the case may be), such opposition having been withdrawn, resolved or lifted by an enforceable court order by the relevant court of the Netherlands.

(i)	No Governmental Entity of competent jurisdiction having enacted, issued, promulgated, enforced or entered any order, injunction, judgment, decree or other action (an Order) which is in effect and which prohibits or makes illegal the consummation of the Merger in accordance with the terms of this Merger Agreement.

(j)	Ahold and Delhaize having obtained the Belgian Tax Merger Ruling.

Additional conditions to Ahold’s obligation to close

4.2	The obligation of Ahold to effect the Merger is also subject to the satisfaction or waiver (either in whole or in part, provided that any part that is not waived is otherwise satisfied) in writing by Ahold at or prior to the Merger Date of the following additional conditions (the Ahold Conditions):

(a)	No change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect relating to Delhaize having occurred since the date of this Merger Agreement which is continuing on the Merger Date, and Ahold shall have received a certificate signed on behalf of Delhaize by an authorized representative of Delhaize dated as of the Merger Date certifying that this Condition has been satisfied.

(b)	Each of:

(i)	the Delhaize Warranties (other than the Delhaize Warranties as set forth in paragraphs 6, 7 and 10 of Part 1 of Schedule 3) being true and accurate as of the Merger Date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such Delhaize Warranties to be so true and accurate (for the purposes of this Clause 4.2(b)(i) disregarding any limitation as to “materiality” or “Material Adverse Effect” set forth therein), individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect relating to Delhaize,

(ii)	the Delhaize Warranties set forth in paragraphs 6 and 7 of Part 1 of Schedule 3 being true and accurate in all material respects as of the Merger Date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), and

(iii)	the Delhaize Warranties set forth in paragraph 10 of Part 1 of Schedule 3 being true and accurate as of the date of this Merger Agreement,

and Ahold shall have received a certificate signed on behalf of Delhaize by an authorized representative of Delhaize dated as of the Merger Date certifying that this Condition has been satisfied.

(c)	Delhaize having performed in all material respects all covenants, agreements and obligations required to be performed by it under this Merger Agreement at or prior to the Merger Date, and Ahold shall have received a certificate signed on behalf of Delhaize by an authorized representative of Delhaize dated as of the Merger Date certifying that this Condition has been satisfied.

Additional conditions to Delhaize’s obligation to close

4.3	The obligation of Delhaize to effect the Merger is also subject to the satisfaction or waiver (either in whole or in part, provided that any part that is not waived is otherwise satisfied) in writing by Delhaize at or prior to the Merger Date of the following additional conditions (the Delhaize Conditions, and together with the Joint Conditions and the Ahold Conditions, the Conditions):

(a)

No change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect relating to Ahold having occurred since the date of this

Merger Agreement which is continuing on the Merger Date, and Delhaize shall have received a certificate signed on behalf of Ahold by an authorized representative of Ahold dated as of the Merger Date certifying that this Condition has been satisfied.

(b)	Each of:

(i)	the Ahold Warranties (other than the Ahold Warranties as set forth in paragraphs 6, 7 and 10 of Part 2 of Schedule 3) being true and accurate as of the Merger Date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such Ahold Warranties to be so true and accurate (for the purposes of this Clause 4.3(b)(i) disregarding any limitation as to “materiality” or “Material Adverse Effect” set forth therein), individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect relating to Ahold,

(ii)	the Ahold Warranties set forth in paragraphs 6 and 7 of Part 2 of Schedule 3 being true and accurate in all material respects as of the Merger Date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), and

(iii)	the Ahold Warranties set forth in paragraph 10 of Part 2 of Schedule 3 being true and accurate as of the date of this Merger Agreement,

and Delhaize shall have received a certificate signed on behalf of Ahold by an authorized representative of Ahold dated as of the Merger Date certifying that this Condition has been satisfied.

(c)	Ahold having performed in all material respects all covenants, agreements and obligations required to be performed by it under this Merger Agreement at or prior to the Merger Date, and Delhaize shall have received a certificate signed on behalf of Ahold by an authorized representative of Ahold dated as of the Merger Date certifying that this Condition has been satisfied.

(d)	The Ahold Foundation having not exercised (either in whole or in part) its Ahold Foundation Call Option (or if it has exercised (either in whole or in part) its Ahold Foundation Call Option, having voted in favour of the Ahold Required Resolutions).

4.4	Ahold and Delhaize shall, to the extent permitted by Applicable Rules, disclose in writing to each other anything which will or is likely to prevent the Conditions from being satisfied promptly after it comes to its notice; provided that failure to provide such notice shall itself not constitute a breach of this Merger Agreement or failure of a Condition to be satisfied unless the underlying event shall also constitute a breach of this Merger Agreement or failure of such Condition to be satisfied.

5.	GOVERNANCE AND ORGANIZATION AFTER THE MERGER

Supervisory Board

5.1	Effective as from the Effective Time, the Supervisory Board will be composed as follows:

(a)	seven (7) new members of the Supervisory Board to be identified by Delhaize before the Merger Publication Date; and

(b)	seven (7) members of the Supervisory Board will be current members of the Supervisory Board who will continue to serve on the Supervisory Board.

5.2	The composition of the Supervisory Board will continue to be such that all individuals are sufficiently qualified and have the experience and background that they can be reasonably expected to contribute to the future growth of the Combination and the realization of its strategy. All members of the Supervisory Board, including the members identified by Delhaize pursuant to Clause 5.1(a), will monitor and protect the interests of the Combination and all of its stakeholders in accordance with their obligations under Dutch law.

5.3	The chairman of the Supervisory Board effective as from the Effective Time shall be selected from the members of the Supervisory Board designated by Delhaize. The Supervisory Board has two (2) vice-chairmen, the first vice-chairman of the Supervisory Board effective as from the Effective Time shall be selected from the members of the Supervisory Board designated by Ahold and the second vice-chairman of the Supervisory Board effective as from the Effective Time shall be selected from the members of the Supervisory Board designated by Delhaize. When after the Effective Time the Chief Executive Officer of the Combination will leave his position, the chairman of the Supervisory Board will offer his resignation and the Supervisory Board will appoint a new chairman of the Supervisory Board. The role of the second vice-chairman will then cease to exist.

5.4	Effective as from the Effective Time, the Supervisory Board will consist of Mr Mats Jansson (chairman) and Mr Jan Hommen (vice-chairman), together with five (5) or six (6) individuals from the United States, three (3) or four (4) individuals from the Netherlands and three (3) or four (4) individuals from Belgium (including Mr. Jacques de Vaucleroy (vice-chairman)).

5.5	Effective as from the Effective Time, a minimum of four (4) members of the Supervisory Board must be of the other gender.

5.6	The chairman and the vice-chairman of the Supervisory Board which is selected from the members of the Supervisory Board designated by Ahold, will together form the presidium of the Supervisory Board. The presidium will hold regular discussions with the Chief Executive Officer and the Deputy Chief Executive Officer and Chief Integration Officer.

5.7	The Supervisory Board will form the following committees effective as from the Effective Time:

(a)	an audit, finance & risk committee, to be chaired by a member of the Supervisory Board designated by Delhaize;

(b)	a remuneration committee, to be chaired by a member of the Supervisory Board designated by Delhaize;

(c)	a governance/nomination committee, to be chaired by a member of the Supervisory Board designated by Ahold; and

(d)	a sustainability & innovation committee, to be chaired by a member of the Supervisory Board designated by Ahold.

Each committee will consist of approximately four members.

Management Board

5.8	Effective as from the Effective Time, the Management Board will be composed of six (6) members fulfilling the following functions:

(a)	Chief Executive Officer;

(b)	Deputy Chief Executive Officer and Chief Integration Officer;

(c)	Chief Financial Officer;

(d)	Chief Operating Officer Europe;

(e)	Chief Operating Officer USA; and

(f)	Chief Operating Officer USA.

5.9	Effective as from the Effective Time, Mr. Dick Boer shall fulfill the function of Chief Executive Officer, Mr. Frans Muller shall fulfill the function of Deputy Chief Executive Officer and Chief Integration Officer, Mr. Jeff Carr shall fulfill the function of Chief Financial Officer, Mr. Pierre Bouchut shall fulfill the function of Chief Operating Officer Europe and Mr. Kevin Holt and Mr. James McCann shall each fulfill the function of Chief Operating Officer USA.

5.10	Effective as from the Effective Time, the Chief Operating Officer Europe will be responsible for managing the European operations (Belgium, the Netherlands, Luxembourg, Greece, Serbia, Romania and the Czech Republic) and the Indonesian joint venture.

5.11	The composition of the Management Board will continue to be such that all individuals are sufficiently qualified and have the experience and background that they can be reasonably expected to contribute to the future growth of the Combination and the realization of its strategy.

Executive Committee

5.12	The day-to-day management of the Combination will be delegated to the Executive Committee.

5.13	The Parties will take all necessary actions to ensure that, effective as from the Effective Time, the Executive Committee will be composed of minimum eight (8) and maximum ten (10) members fulfilling at least the following functions:

(a)	Chief Executive Officer;

(b)	Deputy Chief Executive Officer and Chief Integration Officer;

(c)	Chief Financial Officer;

(d)	Chief Operating Officer Europe;

(e)	Chief Operating Officer USA;

(f)	Chief Operating Officer USA;

(g)	Chief Legal Officer;

(h)	Chief Human Resources Officer; and

(i)	Chief Commercial Officer.

5.14	The members of the Management Board will be appointed by the general meeting of shareholders on the basis of a nomination by the Supervisory Board, and the members of the Executive Committee that are not a member of the Management Board will be selected by the Chief Executive Officer and the Deputy Chief Executive Officer jointly and appointed by the Supervisory Board. The Parties acknowledge and agree that any nomination for the Executive Committee shall be done fairly by both Parties and based on the “best person for the job” principle and with the support of an external party. All members of the Executive Committee will report to the Chief Executive Officer.

Resignation and Discharge

5.15	Delhaize will procure that, effective as from the Effective Time,

(a)	all members of the Delhaize Board who are in office shall, on that date, by operation of law cease to be a member of the Delhaize Board and their function shall cease to exist;

(b)	each member of the Delhaize Board irrevocably waives all claims against Delhaize in relation to the termination of such member’s mandate or otherwise (including for loss of compensation, loss of office or otherwise);

(c)	copies of such signed waiver letters are provided to Ahold as soon as possible and in any event prior to the Merger Date; and

(d)	the Delhaize EGM or Subsequent Delhaize EGM is requested to grant discharge (kwijting) to the current and former members of the Delhaize Board for the performance of their duties up until the date of such Delhaize EGM or Subsequent Delhaize EGM, as applicable.

5.16	In the event that the Accounting Reference Date and the Merger Date would not fall on the same date, Ahold shall table the discharge (kwijting) of the current and former members of the Delhaize Board at its annual shareholders’ meeting adopting the Ahold annual accounts of the year 2016 for the performance of their mandate between the Accounting Reference Date and the Merger Date.

5.17	If the Merger Date occurs before Ahold’s annual shareholders’ meeting resolving on the annual accounts of the year 2015 and Delhaize’s annual shareholders’ meeting resolving on Delhaize’s annual accounts of the year 2015, Ahold shall table at its annual shareholders’ meeting adopting the Ahold annual accounts of the year 2015:

(a)	the adoption of the Delhaize annual accounts of the year 2015, and

(b)	the discharge (kwijting) of the current and former members of the Delhaize Board for the performance of their mandate between 1 January 2015 and 31 December 2015.

5.18	If the Merger Date occurs before Delhaize’s annual shareholders’ meeting resolving on Delhaize’s annual accounts of the year 2015 but after Ahold’s annual shareholders’ meeting resolving on Ahold’s annual accounts of the year 2015, Ahold shall table at a special shareholders’ meeting to be held in the year 2016:

(a)	the adoption of the Delhaize annual accounts of the year 2015, and

(b)	the discharge (kwijting) of the current and former members of the Delhaize Board for the performance of their mandate between 1 January 2015 and 31 December 2015.

5.19	If the Accounting Reference Date would not be 1 January 2016, then Ahold shall table as soon as reasonably practicable at a special shareholders’ meeting:

(a)	the adoption of the Delhaize accounts for the period between 1 January 2016 and the Accounting Reference Date, and

(b)	the discharge (kwijting) of the current and former members of the Delhaize Board for the performance of their mandate between 1 January 2016 and the Accounting Reference Date.

D&O Insurance

5.20	The Parties will procure that, effective as from the Effective Time, Ahold provides D&O insurance coverage (including coverage for claims from Delhaize Shareholders) for the benefit of the current and former members of the Delhaize Board and current and former Delhaize officers providing for run-off cover for a period of six (6) years following the Merger Date, which policy provides in all other respects substantially equivalent cover as Delhaize’s D&O insurance policy in force as at the date of this Merger Agreement and which liability cover shall be limited to USD 400,000,000.

5.21	As a result of the Merger, effective as from the Effective Time, Ahold will assume the indemnification obligations described and provided for in the minutes of the meeting of the Delhaize Board of 3 May 2005.

Ahold Articles of Association

5.22	The Ahold Articles of Association will be amended, effective as from the Effective Time, to the extent necessary, to reflect the content of Clauses 5.1 up to and including 5.14, 5.24 and 5.25.

Ahold Board Rules

5.23	The Parties shall take all necessary actions to cause, effective as from the Effective Time, to the extent necessary, the provisions of Clauses 5.1 up to and including 5.14, 5.20, 5.21, 5.24 and 5.25 are reflected in (i) the rules of the Executive Committee and Management Board and (ii) the rules of the Supervisory Board.

Head office and Corporate Seat

5.24	Effective as from the Effective Time, the head office and corporate seat of the Combination will be located in the Netherlands and the European head office will be located in Brussels, Belgium.

Name of Combination

5.25	Effective as from the Effective Time, the name of the Combination will be “Royal Ahold Delhaize”.

Listings

5.26	The Parties shall take all necessary actions to cause the Ahold Ordinary Shares issuable to the holders of Delhaize Ordinary Shares pursuant to the Merger to be approved for admission to listing and trading on Euronext Amsterdam and to cause the Ahold Ordinary Shares to be approved for admission to listing and trading on Euronext Brussels.

Brands and suppliers in Belgium and Luxembourg

5.27	Following the Merger, the Delhaize brand will be the Combination’s leading brand in Belgium and Luxembourg.

5.28	Following the Merger, the Delhaize/Lion stores will continue to be supplied by the current Delhaize distribution centers.

Disclosure

5.29	Without prejudice to any prior disclosure in the Initial Announcement, the governance of the Combination as of the Merger Date, as stipulated in this Clause 5, will be disclosed in the Merger Terms.

6.	Employment and Benefits

Transfer of Delhaize’s employment obligations

6.1	As a result of the Merger, effective from the Effective Time, Ahold shall assume all Delhaize’s obligations under employment and contract law, including the Delhaize Benefit Plans. Subject to Applicable Rules, for purposes of any employee benefit plan of Ahold and its Affiliates providing benefits to any current or former employee of Ahold or Delhaize or any of their respective Affiliates (collectively, the Employees) after the Effective Time, each Delhaize Employee shall be credited with his or her (i) years of service with Delhaize or any of their respective Affiliates, as the case may be, (ii) eligibility to participate in or receive benefits under welfare benefit plans (including as a result of any waiver or satisfaction of requirements) and (iii) incurred expenses, in each case, before the Effective Time, to the same extent as such Employee was entitled, before the Effective Time, to such credit under the Delhaize Benefit Plans.

6.2	Nothing contained in Clause 6.1 shall (i) be construed to establish, amend, or modify any benefit or compensation plan, program, agreement, contract, policy or arrangement, (ii) limit the ability of Ahold or Delhaize or any of their respective Subsidiaries or Affiliates to amend, modify or terminate any benefit or compensation plan, program, agreement, contract, policy or arrangement at any time assumed, established, sponsored or maintained by any of them, (iii) create any third-party beneficiary rights or obligations in any person (including any Employee) other than the Parties to this Merger Agreement or any right to employment or continued employment or to a particular term or condition of employment with Ahold or Delhaize or any of their respective Subsidiaries, or any of their respective Affiliates, or (iv) limit the right of Ahold or Delhaize or any of their Subsidiaries to terminate the employment or service of any Employee or other service provider effective after the Effective Time at any time and for any or no reason.

Transfer of Delhaize’s recognition as a company in restructuring to Ahold

6.3	Ahold and Delhaize agree to cooperate in an effort to ensure that, as from the Effective Time, Delhaize’s recognition as a company in restructuring (“onderneming in herstructuring”) granted by the Belgian federal Minister of Work pursuant to the Belgian regulations on early retirement (“stelsel van werkloosheid met bedrijfstoeslag”) is transferred, extended or granted to Ahold or any of its Subsidiaries.

Transformation Plan

6.4	Delhaize agrees that it shall continue the implementation of the reorganization and employment plan in Belgium as referred to in, and in accordance with, the Collective Bargaining Agreements entered into between Delhaize and its employee unions on 19 December 2014, 6 February 2015 and 23 February 2015 (including the further realisation of the targets set in the context of this reorganisation and employment plan) and shall keep Ahold reasonably informed on the progress of such implementation and communications with employee representative bodies in this respect.

Employee consultation procedures

6.5	The Merger will require the completion of a number of information and/or consultation procedures with employee representative bodies and trade unions of the Parties (together, the Employee Procedures).

6.6	Each Party shall use its reasonable best efforts to ensure that the Employee Procedures are completed as soon as possible following the date of this Merger Agreement. Each Party will have the primary responsibility for the conduct and completion of all of its Employee Procedures.

6.7	The Parties will keep each other informed on the preparation of the information and consultation meetings and on all material correspondence related to the Employee Procedures, and will consult each other closely with a view to completing the Employee Procedures. Each Party will attend meetings related to the Employee Procedures with representatives of the other Party’s employees upon their request.

6.8	The Parties envision following and continuing the currently existing employee consultation and participation (“medezeggenschap”) structure, without creating additional special employee consultative bodies for the Merger, and will if necessary submit this to the Delhaize EGM or the Subsequent Delhaize EGM, or the Ahold EGM or the Subsequent Ahold EGM, as applicable, for approval.

Interim obligations

6.9	From and after the date of this Merger Agreement, Ahold shall reasonably consult with Delhaize in advance regarding any actions Ahold may take with respect to any of Ahold’s or its Subsidiaries’ multiemployer plans (as defined in Section 4001(a)(3) of ERISA, including any changes to Ahold’s or any of its Subsidiaries’ participation in such plans, rates of contributions to such plans and discussions with, or communications to or from, the U.S. Pension Benefit Guaranty Corporation and Ahold relating to such plans.

6.10	Without prejudice to any other provisions of this Merger Agreement, the Parties will cooperate to analyse the implications of the Merger on, and prepare measures to harmonize, both Parties’ executive committees’ remuneration post-Closing, provided that such measures will not require the amendment, modification or termination of any individual agreement with an executive committee member prior to the expiration of the current term of such agreement.

7.	WARRANTIES

7.1	Delhaize represents and warrants to Ahold that each of the statements in Part 1 of Schedule 3 is true and accurate, in each case except:

(i)	as set out in Delhaize’s disclosure letter dated the date of this Merger Agreement (the Delhaize Disclosure Letter) (it being understood that information contained in any section of the Delhaize

Disclosure Letter shall be deemed to be disclosed with respect to any other section of Part 1 of Schedule 3 to the extent that it is reasonably apparent from the face of such disclosure that such information is applicable to such other section of Part 1 of Schedule 3); or

(ii)	as contained in documents publicly available prior to the date of this Merger Agreement (excluding all disclosures in any “Risk Factors” or similar section of such documents and any disclosures included in any such documents that are cautionary, predictive or forward looking in nature).

7.2	Ahold represents and warrants to Delhaize that each of the statements in Part 2 of Schedule 3 is true and accurate, in each case except:

(i)	as set out in Ahold’s disclosure letter dated the date of this Merger Agreement (the Ahold Disclosure Letter) (it being understood that information contained in any section of the Ahold Disclosure Letter shall be deemed to be disclosed with respect to any other section of Part 2 of Schedule 3 to the extent that it is reasonably apparent from the face of such disclosure that such information is applicable to such other section of Part 2 of Schedule 3); or

(ii)	as contained in documents publicly available prior to the date of this Merger Agreement (excluding all disclosures in any “Risk Factors” or similar section of such documents and any disclosures included in any such documents that are cautionary, predictive or forward looking in nature).

7.3	Each of the Parties agrees that it has not entered into this Merger Agreement in reliance upon any representation or warranty, or other statement, other than the representations and warranties relating to the other Party as set forth in Clause 3.1(a), 3.1(b), 3.2(a) or 3.2(b) or Part 1 or Part 2 of Schedule 3, as applicable, and that no other provision of this Merger Agreement shall be construed as a representation or warranty given by any of the Parties.

8.	DESCRIPTION OF PRE-CLOSING UNDERTAKINGS AND ACTIONS TO CLOSING

Announcement

8.1	The Parties will announce the execution of this Merger Agreement prior to the opening of trading on Euronext Amsterdam and Euronext Brussels on the Trading Day of the execution of this Merger Agreement by way of a press release issued jointly by the Parties, in accordance with the draft attached hereto as Schedule 2 (the Initial Announcement).

8.2	Prior to the execution of this Merger Agreement and issuing the Initial Announcement, Delhaize shall inform the Delhaize Works Council in respect of the Merger.

8.3	Following the Initial Announcement (except with respect to press releases or other public announcements related to a Change in Ahold Recommendation or a Change in Delhaize Recommendation pursuant to Clause 9.6 or 9.7, respectively), each Party shall consult with the other Party prior to issuing any press release or otherwise making any public announcement with respect to the Merger or the other transactions contemplated by this Merger Agreement, in each case, except as may be required by Applicable Rules or any Governmental Entity.

Transaction documents

Prospectus and Registration Statement

8.4	As promptly as practicable after the date hereof, Ahold shall prepare and file with the SEC a registration statement on Form F-4 (or similar successor form) in connection with the issuance of Ahold Ordinary Shares and Ahold ADSs in the Merger (including amendments or supplements thereto, the Registration Statement).

8.5

In coordination with the preparation and filing of the Registration Statement, Ahold shall also prepare and file with the AFM a prospectus in accordance with Article 3 of Directive 2003/71/EC of the European

Parliament and of the Council of the European Union, as amended, including by Directive 2010/73/EU (the Prospectus Directive) and Chapter 5.1 of the Dutch Financial Supervision Act (including all amendments or supplements thereto, the Prospectus). The Parties agree to discuss and cooperate with one another with regard to the preparation and timing of the filing of the Prospectus and all amendments and supplements thereto. The intent of the Parties is to make the initial filing of the Prospectus substantially concurrently with the initial filing of the Registration Statement. The Prospectus may include such additional information as the Parties reasonably determine should be included and will otherwise be consistent with this Merger Agreement and commercial practice. The Prospectus shall include the Ahold Recommendation and the Delhaize Recommendation.

8.6	The Prospectus will be made available in English, with a summary in the French and Dutch language. The English text of the Prospectus will prevail over the French and Dutch texts.

Information and process

8.7	Delhaize will provide Ahold with any information which may be reasonably requested in order to effectuate the preparation and filing of the Prospectus and the Registration Statement. Ahold will use its reasonable best efforts to respond as promptly as reasonably practicable to any comments from the AFM and SEC and will use all reasonable efforts to cause the Registration Statement to be declared effective under the Securities Act, to cause the AFM to approve the Prospectus, as promptly as reasonably practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Merger and the transactions contemplated hereby. Ahold will notify Delhaize promptly upon the receipt of any comments from the AFM or the SEC or its staff in connection with the filing of, or amendments or supplements to, the Registration Statement and/or the Prospectus. Each of the Parties will notify the other Party as soon as it becomes aware of any event having occurred which is required to be set forth in an amendment or supplement to the Prospectus and/or the Registration Statement. Each Party shall cooperate and provide the other Party (and its counsel) with a reasonable opportunity to review and comment on any amendment or supplement to the Registration Statement and the Prospectus prior to filing such with the SEC or the AFM,as applicable, and will provide each other with a copy of all such filings made with the SEC or the AFM, as applicable.

8.8	Delhaize agrees and will use its reasonable best efforts to ensure that none of the information supplied or to be supplied by or on behalf of Delhaize for inclusion or incorporation by reference in the Prospectus or the Registration Statement will, at the time of the Prospectus publication or the Registration Statement becoming effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, no representation, warranty or covenant is made by Delhaize with respect to statements made or incorporated by reference therein based on information supplied by Ahold for inclusion or incorporation by reference therein.

8.9	Ahold agrees and will use its reasonable best efforts to ensure that none of the information supplied or to be supplied by or on behalf of Ahold for inclusion or incorporation by reference in the Prospectus or the Registration Statement will, at the time of the Prospectus publication or the Registration Statement becoming effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, no representation, warranty or covenant is made by Ahold with respect to statements made or incorporated by reference therein based on information supplied by Delhaize for inclusion or incorporation by reference therein.

Merger Terms

8.10	As soon as reasonably practicable after the date of this Merger Agreement, the Parties shall prepare:

(a)	a joint cross-border merger proposal (gemeenschappelijk voorstel tot fusie), drawn up by the Management Board and the Delhaize Board, in accordance with Article 5 of Directive 2005/56/EC of the European Parliament and of the Council of 26 October 2005 on cross-border mergers of limited liability companies, Article 772/6 of the BCC and section 2:312 juncto 2:326 juncto 2:333d of the DCC (the Merger Proposal);

(b)	an explanation (toelichting / omstandig schriftelijk verslag), drawn up by the Management Board and the Delhaize Board, in accordance with Article 7 of Directive 2005/56/EC of the European Parliament and of the Council of 26 October 2005 on cross-border mergers of limited liability companies, Article 772/8 of the BCC and section 2:313 juncto 2:327 of the DCC (the Explanation); and

(c)	other appendices (including accountant statements as referred to in Clause 8.13 and 8.14) (together with the Merger Proposal and the Explanation, the Merger Terms);

in each case in accordance with the Applicable Rules, with the aim of giving effect to the Merger on the terms and subject to the conditions set forth in this Merger Agreement.

8.11	As soon as practicable following the preparation of the Merger Terms (but subject to the proviso at the end of Clause 8.15), the Ahold Boards and the Delhaize Board will approve the Merger Terms and the transactions contemplated thereby.

8.12	As soon as practicable following the approval of the Merger Terms by the Ahold Boards and the Delhaize Board, the Notary shall be instructed to prepare the Dutch Deed of Merger.

Accountant Statements

8.13	As soon as reasonably practicable after the date of this Merger Agreement, Ahold shall (i) decide on the accountant to issue the statements as required pursuant to section 2:328 paragraph 1 of the DCC in conjunction with section 2:333g of the DCC and the report required pursuant to section 2:328 paragraph 2 of the DCC; and (ii) procure that such accountant issues the statements and report as required pursuant to section 2:328 of the DCC in conjunction with section 2:333g of the DCC, which includes a statement that the Exchange Ratio is reasonable (redelijk).

8.14	As soon as reasonably practicable after the date of this Merger Agreement, Delhaize shall procure that its statutory auditor issues the statements and report as required pursuant to Article 772/9 of the BCC, which includes a statement that the Exchange Ratio is relevant and reasonable (relevant en redelijk).

Calling of EGMs and Publication of Merger Terms

8.15	As promptly as practicable after the last of: (i) the date of approval by the Ahold Boards as set out in Clause 8.11; (ii) the date of approval by the Delhaize Board as set out in Clause 8.11; (iii) approval by the AFM of the Prospectus as set out in Clause 8.5; (iv) the date on which the Registration Statement becomes effective and (v) the date on which all actions in relation to the Delhaize real estate transfer formalities as set forth in Clause 8.35 and 8.36 have been completed and it can be reasonably expected that the notary of the Delhaize EGM will have all relevant information for inclusion in the deed with respect to these transfers (such date, the Merger Publication Date):

(a)	Ahold will:

(i)	call the Ahold EGM;

(ii)

to the extent required under the Applicable Rules, (A) file the Merger Terms and related documents with the Dutch Trade Register and make such documents available at the offices of Ahold and (B) publish the required summary of the Merger Terms (or their translation into the

Dutch language) in the Official State Gazette (Staatscourant) in the Netherlands, and (C) publish a notice of the filing of the Merger Terms with the Dutch Trade Register in a Dutch nationally distributed daily newspaper; and

(iii)	make the Prospectus and the Merger Terms available to its shareholders, persons whom have a special right against Ahold and employees at its registered office and on its website; and

(b)	Delhaize will:

(i)	call the Delhaize EGM;

(ii)	file the Merger Proposal with the clerk of the competent commercial court (as set forth in Article 772/7 of the BCC); and

(iii)	make the Prospectus and the Merger Terms available to its respective shareholders and employees at its registered office (as set forth in Article 772/10 of the BCC) and on its website, and distribute the prospectus forming part of the Registration Statement, provided that Ahold shall be permitted to (and Delhaize shall be entitled to cause Ahold to), in each case after reasonable consultation with the other Party, delay the filing by Ahold of the Merger Terms and thus delay the Merger Publication Date for both Parties if either Party reasonably concludes that there is a reasonable likelihood that the Parties would not be able to obtain the Relevant Competition Clearances by the six (6) month anniversary of the date on which such filing would have otherwise occurred (it being understood that (x) neither Party shall be entitled to delay such filing to a date that is later than the nine (9) month anniversary of this Merger Agreement and (y) if the Merger Publication Date is delayed in accordance with this Clause 8.15, Delhaize shall be permitted to correspondingly delay the filing by it of the Merger Proposal).

Creditors’ opposition

8.16	In accordance with Applicable Rules, the one-month period for any creditors, holders of bonds (obligaties), whether or not redeemable or convertible, or warrants (collectively, the Ahold Creditors) to oppose the Merger under Dutch law shall commence as of the day Ahold publishes the filing of the Merger Proposal in accordance with Clause 8.15 in the Official State Gazette (Staatscourant) in the Netherlands and a Dutch nationally distributed daily newspaper. Ahold shall promptly notify Delhaize upon receipt of notice of any pending or threatened opposition rights proceeding initiated by any Ahold Creditor pursuant to Dutch law (whether during the one-month period following the date of the Merger Publication Date or otherwise). Such notice shall describe in reasonable detail the nature of such opposition rights proceeding. With respect to any such opposition rights proceeding, Clause 8.48 shall apply.

Ahold EGM

Meeting date

8.17	In accordance with Clause 8.15, Ahold will convene an extraordinary meeting of shareholders of Ahold in accordance with its articles of association (the Ahold EGM). The Ahold EGM shall be held at least 42 days (6 weeks) after such convening notice but in any event no later than 50 days after such convening notice. Ahold shall cooperate with Delhaize to cause, to the extent reasonably practicable, the Ahold EGM to be held on the same date as the Delhaize EGM.

Ahold Resolutions

8.18	At the Ahold EGM, the Ahold Shareholders will be requested to deliberate on and vote in favor of the following list of resolutions (as well as any other resolutions that are necessary or desirable in connection with the consummation of the Merger or the other transactions contemplated by this Merger Agreement):

(a)	approval of the Merger Proposal in order to effect a cross-border merger by acquisition of Delhaize by Ahold within the meaning of Article 2.2(a) of Directive 2005/56/EC of the European Parliament and

of the Council of 26 October 2005 on cross-border mergers of limited liability companies, articles 671 and 772/1 of the BCC and section 2:309 in conjunction with section 2:333(c) of the DCC, in accordance with the provisions of the Merger Proposal, effective as of the Effective Time;

(b)	appointment of directors of Ahold as set out in Clause 5 effective as from and conditional upon the Effective Time;

(c)	amendment of the Ahold Articles of Association in accordance with Clause 5.22 effective as from and conditional upon the Effective Time;

(the resolutions in Clause 8.18(a) to (and including) 8.18(c) above, together, the Ahold Required Resolutions);

(d)	granting discharge to the resigning directors of Ahold and to grant a full and final release from liability for their management or supervision, respectively, of Ahold up to the date of the Ahold EGM, effective as from and conditional upon the Effective Time; and

(e)	amendment of the Ahold Articles of Association in order to (i) increase the nominal issued and outstanding ordinary share capital of Ahold at the expense of the available (freely distributable) share premium reserves of Ahold, (ii) effect the reverse stock split and consolidate the Ahold Ordinary Shares and (iii) decrease the nominal issued and outstanding ordinary share capital of Ahold by means of a repayment on the Outstanding Ahold Ordinary Shares, in each case of subclauses (i) through (iii) in accordance with Clause 2.11.

(the resolutions in this Clause 8.18, together, the Combined Ahold Resolutions)

Further Undertakings

8.19	Subject to Clause 9.6, Ahold will do, and procure to be done, all those things reasonably necessary to ensure that the Combined Ahold Resolutions are passed.

8.20	In the event that on or subsequent to the date of this Merger Agreement and prior to the Ahold EGM (including any adjournment or postponement thereof), the Ahold Boards effect a Change in Ahold Recommendation, such Change in Ahold Recommendation shall not limit or modify the obligation of Ahold to convene the Ahold EGM and present the Merger for approval at the Ahold EGM pursuant to Clause 8.18, and, if this Merger Agreement is not otherwise terminated by Delhaize or Ahold in accordance with the terms hereof, the Merger Proposal and the transactions contemplated thereby and by this Merger Agreement shall be submitted to the shareholders of Ahold at the Ahold EGM for the purpose of adopting the Combined Ahold Resolutions.

8.21	If one or more of the Ahold Required Resolutions are not approved at the initial Ahold EGM because of a lack of quorum or any other reasons due to which no (valid and binding) vote could be taken on (one or more) of the Ahold Required Resolutions, Ahold will, at Delhaize’s request, convene a new extraordinary meeting of shareholders of Ahold (such meeting of shareholders a Subsequent Ahold EGM), to take place on the earliest date possible, at which the relevant Ahold Required Resolution(s) will (again) be put to a vote.

8.22	Ahold shall promote that the (board of the) Ahold Foundation does not exercise the Ahold Foundation Call Option (and, without limiting the generality of the foregoing, neither Ahold nor any of its Representatives acting on its behalf shall take any actions with the intent of, or that would reasonably be likely to cause or encourage, the Ahold Foundation to exercise the Ahold Foundation Call Option). Ahold shall ensure that Delhaize has reasonable access to the Ahold Foundation and an opportunity to promote that the Ahold Foundation does not exercise the Ahold Foundation Call Option.

Delhaize EGM

Meeting date

8.23	In accordance with Clause 8.15, Delhaize will convene an extraordinary meeting of shareholders of Delhaize in accordance with the relevant BCC provisions (the Delhaize EGM). The initial Delhaize EGM is to be held no earlier than six weeks from the publication of the joint cross-border merger proposal in the annexes to the Belgian State Gazette (Bijlagen bij het Belgisch Staatsblad/Annexes au Moniteur Belge) but in any event no later than 50 days after such publication. Delhaize shall cooperate with Ahold to cause, to the extent reasonably practicable, the Delhaize EGM to be held on the same date as the Ahold EGM.

Delhaize Resolutions

8.24	At the Delhaize EGM, the Delhaize Shareholders will be requested to:

(a)	acknowledge and discuss:

(i)	the Merger Proposal;

(ii)	the Explanation;

(iii)	the statements and report, drawn up by Ahold’s and Delhaize’s respective statutory auditor, in accordance with Article 8 of Directive 2005/56/EC of the European Parliament and of the Council of 26 October 2005 on cross-border mergers of limited liability companies, Article 772/9 of the BCC and section 2:328 in conjunction with 2:333g of the DCC; and

(iv)	if required by Applicable Rules, the interim accounts in accordance with Article 772/10, §2, 5° of the BCC.

(b)	deliberate on and vote in favor of the following resolutions (as well as any other resolutions that are necessary or desirable in connection with the consummation of the Merger or the other transactions contemplated by this Merger Agreement):

(i)	approval of the Merger Proposal effective as from the Effective Time;

(ii)	approval of the cross-border merger by acquisition of Delhaize by Ahold within the meaning of Article 2.2 a) of Directive 2005/56/EC of the European Parliament and of the Council of 26 October 2005 on cross-border mergers of limited liability companies, Articles 671 and 772/1 of the BCC and section 2:309 in conjunction with section 2:333 of the DCC, in accordance with the provisions of the Merger Proposal, effective as from and conditional upon the Effective Time, and hence dissolution without liquidation of Delhaize;

(the resolutions in subclauses (i) and (ii) above, together, the Delhaize Required Resolutions);

(iii)	approval of the discharge of liability of the members of the Delhaize Board for the performance of their mandate in the period between 1 January 2015 and the date of the Delhaize EGM;

(iv)	approval of the treatment of the Delhaize EU PSUs described in paragraph 1 of Schedule 5 in the case of any Delhaize EU PSUs held by members of the Delhaize executive committee for which such treatment results in a vesting period of less than three years (the EU PSU Approval);

(v)	approval of retention bonuses relating to the Merger for the members of the executive committee of Delhaize;

(vi)	approval of retention bonuses relating to the Merger for the associates of Delhaize;

(vii)	delegation of powers, and

(viii)	approval of any Accelerated Dividend, subject to the requirements of paragraph 3 of Part 1 of Schedule 4,

(the resolutions in this Clause 8.24(b), together, the Combined Delhaize Resolutions).

Pre Merger Certificate

8.25	Subject to Applicable Rules, Delhaize shall request the competent authorities in Belgium, being a Belgian civil law notary, to issue a pre-merger certificate in accordance with Article 772/12 of the BCC (the Pre-Merger Certificate) and shall deliver the Pre-Merger Certificate to the Notary and a copy to Ahold.

Further Undertakings

8.26	Subject to Clause 9.7, Delhaize will do, and procure to be done, all those things reasonably necessary to ensure that the Combined Delhaize Resolutions are passed.

8.27	In the event that on or subsequent to the date of this Merger Agreement and prior to the Delhaize EGM (including any adjournment or postponement thereof), the Delhaize Board effects a Change in Delhaize Recommendation, such Change in Delhaize Recommendation shall not limit or modify the obligation of Delhaize to convene the Delhaize EGM and present the Merger for approval at the Delhaize EGM pursuant to Clause 8.24, and, if this Merger Agreement is not otherwise terminated by Delhaize or Ahold in accordance with the terms hereof, the Merger Proposal and the transactions contemplated thereby and by this Merger Agreement shall be submitted to the shareholders of Delhaize at the Delhaize EGM for the purpose of adopting the Combined Delhaize Resolutions.

8.28	If one or more of the Delhaize Required Resolutions are not approved at the initial Delhaize EGM because of a lack of quorum or for any other reason due to which no (valid and binding) vote could be taken on (one or more) such Delhaize Required Resolutions, Delhaize will, at Ahold’s request, convene a new extraordinary meeting of shareholders of Delhaize (such meeting of shareholders a Subsequent Delhaize EGM), at which the relevant Delhaize Required Resolution(s) will again be put to a vote. Without limiting the generality of the foregoing, if the required quorum as set out in Article 772/11 of the BCC is not reached at the initial Delhaize EGM, Delhaize shall convene a Subsequent Delhaize EGM to approve the Combined Delhaize Resolutions which will be held on the earliest date possible (taking into account the 17 days’ convening notice period), at which the relevant Combined Delhaize Resolution(s) will again be put to a vote.

Regulatory and anti-trust filings

8.29	Ahold and Delhaize agree to take, or cause to be taken, all reasonable actions and do, or cause to be done, and cooperate in doing, all things reasonably necessary, proper or advisable under Applicable Rules or otherwise to submit any regulatory filings that are required for the Merger or the other transactions contemplated by this Merger Agreement.

8.30	In particular and without prejudice to the generality of Clause 8.29 and subject to Clause 8.31, Ahold and Delhaize agree to use their reasonable best efforts to take, or cause to be taken, any and all steps necessary to obtain and make effective as soon as practicable all necessary consents, registrations, approvals and authorizations necessary or advisable to be obtained from any person and/or any Governmental Entity in order to consummate the transactions contemplated by this Merger Agreement, including the Relevant Competition Clearances. In particular,

(a)	in relation to the EU Competition Clearance, Ahold and Delhaize undertake to engage in joint pre-notification discussions with the European Commission within five Business Days following the date of this Merger Agreement and to jointly submit an agreed filing on Form CO with the European Commission as soon as reasonably practical thereafter;

(b)	should the European Commission take or be deemed to have taken a decision to refer the whole or part of Merger to a National Competition Authority under Articles 4(4) or 9(3) of the EU Merger

Regulation, Ahold and Delhaize undertake to jointly submit the filing to that National Competition Authority as soon as reasonably practical after the European Commission’s decision to refer the Merger;

(c)	in relation to the US Competition Clearance, each of Ahold and Delhaize shall:

(i)	as promptly as reasonably practicable (but in no event later than ten (10) Business Days after the date of this Merger Agreement) make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Merger,

(ii)	thereafter as promptly as practicable make all other submissions with respect to the Merger required under the HSR Act and supply any additional information and documentary material that may be requested pursuant to the HSR Act (and, in response to any request for any additional information and documentary material under the HSR Act, take all necessary actions to be in substantial compliance with the requirements thereof as promptly as practicable after the receipt thereof) and

(iii)	take all necessary actions to cause the expiration or termination of the applicable waiting periods under the HSR Act;

(d)	in relation to the Serbian Competition Clearance, Ahold and Delhaize shall jointly submit the filing within 15 (fifteen) calendar days after the date of this Merger Agreement; and

(e)	in relation to the Montenegro Competition Clearance, Ahold and Delhaize shall jointly submit the filing within 15 (fifteen) calendar days after the date of this Merger Agreement.

8.31

Both of Ahold and Delhaize shall use their reasonable best efforts to cause all regulatory filings to be in substantial compliance with the requirements of the Relevant Competition Authorities and any other Governmental Entity. If, based on the discussions with a Relevant Competition Authority, it seems unlikely that any Relevant Competition Authority will grant unconditional competition approval or an unconditional statement of no objection in respect of the Merger, or to avoid or eliminate any legal impediment (including by defending through litigation on the merits) that is or may be asserted in relation to any Relevant Competition Clearances, Ahold and Delhaize shall, jointly and on the basis of mutual discussions, take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other Party in doing, all things necessary to obtain such competition approval or statement of no objection or to avoid the entry of, and the commencement of litigation seeking the entry of, or to effect the dissolution of, any injunction (whether temporary, preliminary or permanent) that would otherwise have the effect of materially delaying or preventing the consummation of the Merger. These actions may include proposing, negotiating, committing to and effecting, by consent decree, hold separate orders or otherwise, the sale, divestiture or disposition of the Parties’ (or any of their respective Subsidiaries’) assets, properties or businesses, and the entrance into such other arrangements as are necessary to obtain such competition approval or statement of no objection or to avoid the entry of, and the commencement of litigation seeking the entry of, or to effect the dissolution of, such injunction (all of the foregoing being referred to as Remedy Actions). The parties will aim to agree on Remedy Actions that minimize the negative impact on the joint business and are necessary to obtain the Relevant Competition Authority’s approval. Notwithstanding the foregoing or any other provision of this Merger Agreement to the contrary, nothing contained in this Merger Agreement shall require or obligate Ahold, Delhaize or any of their Subsidiaries to sell, transfer, divest, license or dispose, or agree to, or otherwise commit to, sell, transfer, divest, license or dispose any assets (including any contract rights), shareholdings, properties or businesses (i) if doing so would cause a Competition Material Adverse Event or (ii) if the main objective is to grant to a third party a trade mark license in Belgium in respect of one or more of the key brands of the Delhaize Group or Ahold Group which is mutually considered to have a substantial impact both in terms of duration and scope. Nothing in this Clause 8.31 shall require any Party to take or agree to take any such action with respect to its business or operations pursuant to this Clause 8.31 unless the effectiveness of such agreement or action is conditioned upon the Closing. If the actions taken by the Parties pursuant to this Clause 8.31 do not result in the Conditions set forth in Clauses 4.1(c) and 4.1(i) being satisfied, then, during the term of this Merger Agreement, the Parties will (i) initiate or participate in any proceedings, whether judicial or administrative, in order to oppose or defend against any action by any Governmental Entity to prevent or enjoin the consummation of the Merger and the other transactions contemplated by this Merger Agreement and (ii) use their reasonable best efforts to take such action as necessary to overturn any regulatory action by any Governmental Entity to block consummation of the Merger and the other transactions contemplated by this Merger Agreement, including by defending any action brought by any Governmental Entity in order to avoid the entry of, or to have vacated, overturned or terminated, including by appeals if necessary, any legal restraint resulting from any such action that would cause any of the Conditions set forth in Clauses 4.1(c) and 4.1(i) not to be satisfied.

8.32	Ahold and Delhaize shall jointly determine the strategy relating to any Relevant Competition Clearance, including with respect to any filing, notification, submission or communication with or to any Relevant Competition Authority in relation to the Merger and the other transactions contemplated by this Merger Agreement. Ahold and Delhaize shall assist and cooperate with each other with respect to all requests and inquiries from any Governmental Entity. In doing so each Party shall, subject to Applicable Rules relating to the exchange of information:

(a)	promptly notify and discuss with the other Party sufficiently in advance of any material notification, submission or response to a request for information or other communication which it proposes to make or submit to a Governmental Entity and at the same time provide the other Party with copies of drafts thereof and any supporting documentation or information reasonably requested by the other Party;

(b)	give the other Party reasonable opportunity to provide comments on drafts of any filings or other material documentation prior to their submission to any Governmental Entity and to take due account of any reasonable comments;

(c)	submit no filings or other material documentation (including responses to enquiries received from a Governmental Entity) without considering the views of the other Party and, to the extent permissible by Applicable Rules, it shall provide the other Party (or its external legal counsel where confidential information is included) with copies of all material relevant documentation in relation thereto;

(d)	respond as soon as reasonably practicable to all enquiries received from a Governmental Entity for additional information or documentation and supplement such filings as reasonably requested by the Governmental Entity;

(e)	not, without considering the views of the other Party, withdraw a filing made to a Governmental Entity;

(f)	keep the other Party fully informed as to the progress of any material notification made to each Governmental Entity as well as of any material written or oral contact with the Governmental Entity (whether instigated by the Party or by the Governmental Entity);

(g)	permit the other Party to attend all meetings with Governmental Entities and where appropriate, make oral submissions at such meetings; and

(h)	not offer, submit, propose or negotiate, or agree to offer, submit, propose or negotiate any Remedy Actions with a Governmental Entity without discussing with and obtaining prior written approval from the other Party (such approval not to be unreasonably withheld, conditioned or delayed).

Delisting of Delhaize ADSs

8.33	Ahold and Delhaize shall use reasonable best efforts to cause Delhaize ADSs to be delisted from the NYSE and deregistered under the US Securities Exchange Act of 1934, as amended, as promptly as practicable after the Effective Time.

Delhaize real estate transfer formalities

8.34	Delhaize and Ahold shall take all necessary actions to complete any formalities under Applicable Rules in effect on the date of the Merger Agreement or on any later date which are required to effect the transfer of the Delhaize Real Estate Properties in the framework of the Merger (including by timely filing of all relevant transfers of permits, licenses and authorizations; applying for any relevant certificate, authorization, exemption, consent, or agreement; and posting of financial securities as may be required by any applicable Governmental Entity), as soon as possible after the date of the Merger Agreement, including in order to enable the relevant notary to complete the necessary information in the relevant notarial deed.

8.35	Without prejudice to Clause 8.34, Delhaize and Ahold shall take all necessary actions to achieve compliance with the transfer formalities required under Chapter VIII of the Flemish Soil Clean-Up Statute for any of the Delhaize Real Estate Properties located in the Flemish Region, including by taking the acts set forth below in this Clause 8.35(a) through 8.35(c), as applicable:

(a)	complying with the transfer procedure provided for in Article 101 and Articles 102 through 110 of the Flemish Soil Clean-Up Statute, including by (i) applying for any required soil certificates with OVAM, (ii) submitting an orientation soil survey with OVAM and obtaining approval of such orientation survey by OVAM, (iii) only if required by OVAM, submitting a descriptive soil survey and obtaining approval of such descriptive soil survey by OVAM, (iv) only if required by OVAM, submitting a soil remediation plan and obtaining approval of such soil remediation plan by OVAM, and (v) only if required by OVAM, signing an undertaking to take remediation measures and providing OVAM with a financial guarantee covering potential remediation costs – in the event the case sub (v) applies, Ahold and Delhaize shall (A) cooperate in good faith, (B) provide any such undertaking or financial guarantee and (C) negotiate vis-à-vis OVAM, jointly and in cooperation with each other; or

(b)	complying with the transfer procedure provided for in Article 115 of the Flemish Soil Clean-Up Statute, including by (i) applying for any required soil certificates with OVAM, (ii) submitting an orientation soil survey and a descriptive soil survey together with a soil remediation cost estimate with OVAM, (iii) obtaining approval of such surveys and of the application of this transfer procedure by OVAM and (iv) only if OVAM decides that soil remediation is required, signing an undertaking to take remediation measures and providing OVAM with a financial guarantee covering potential remediation costs – in the event the case sub (iv) applies, Ahold and Delhaize shall (A) cooperate in good faith, (B) provide any such undertaking or financial guarantee and (C) negotiate vis-à-vis OVAM, jointly and in cooperation with each other; or

(c)	(i) applying for any required soil certificates with OVAM and (ii) applying for a decision of the Flemish Minister in charge of environment authorizing the transfer of the relevant Delhaize Flemish Properties on the basis of Article 164 of the Flemish Soil Remediation Statute and, only if required by such Flemish Minister and/or OVAM, signing an undertaking to take remediation measures and providing OVAM with a financial guarantee covering potential remediation costs – in the event the case sub (ii) applies, Ahold and Delhaize shall (A) cooperate in good faith, (B) provide any such undertaking or financial guarantee and (C) negotiate vis-à-vis OVAM and/or the Flemish Minister, jointly and in cooperation with each other, provided that the Parties shall comply with any other real estate transfer formalities that would replace, modify or complement the provisions set forth in the Flemish Soil Clean-Up Statute and without prejudice to Delhaize’s and Ahold’s joint right to apply for any exemption from the abovementioned transfer formalities pursuant to the Flemish Soil Clean-Up Statute.

8.36

Without prejudice to Clause 8.34, Delhaize and Ahold shall take all necessary actions to achieve compliance with the transfer formalities required under Chapter II and III of the Brussels Soil Remediation Ordinance for any of the Delhaize Real Estate Properties located in the Brussels Capital Region, as the case may be, by (i) applying for any required soil certificates with IBGE/BIM, (ii) submitting an orientation soil survey with IBGE/BIM and obtaining approval of such orientation survey by IBGE/BIM, and (iii) only if required by IBGE/BIM, submitting an undertaking to take remediation measures within a time schedule approved by IBGE/BIM and providing IBGE/BIM with a financial guarantee covering potential remediation costs – in the event the case sub (iii) applies, Ahold and Delhaize shall (A) cooperate in good faith, (B) provide any such undertaking or financial guarantee and (C) negotiate vis-à-vis IBGE/BIM, jointly and in cooperation with each other, provided that Delhaize and Ahold shall take all necessary actions to comply with any other real estate transfer formalities that would replace, modify or complement the provisions set forth in the Brussels Soil Remediation Ordinance and without prejudice to Delhaize’s and Ahold’s joint right to apply for any exemption from the abovementioned transfer formalities pursuant to the Brussels Soil Remediation Ordinance.

8.37	In the Dutch Deed of Merger, Ahold shall waive its right to invoke the nullity of the Merger Agreement, the Merger Terms and the Dutch Deed of Merger as provided for in Article 116, §1 and 2 of the Flemish Soil Clean-Up Statute and in Article 76, §2 of the Brussels Soil Remediation Ordinance.

Confirmation of Ahold’s predicate ‘Koninklijke’

8.38	Ahold shall, as soon as practically possible after the date of this Merger Agreement, file a request with His Majesty The King of the Netherlands to confirm (bestendigen) Ahold’s predicate ‘Koninklijke’. For the avoidance of doubt, receipt of such confirmation shall not be a condition to the Merger.

Tax matters

8.39	The Parties agree that they will seek an advance Tax clearance from the Belgian Tax authorities (Belgian Ruling Commission), confirming that the Merger will benefit from the Delhaize Intended Belgian Tax Treatment, subject to the conditions, if any, provided under the Applicable Rules and applicable ruling practice (the Belgian Tax Merger Ruling). The Parties shall use their reasonable best efforts and will cooperate and take all reasonably required actions in order to obtain the Belgian Tax Merger Ruling expeditiously.

8.40	The Parties agree that in relation to the Hive-Down, they will investigate whether to implement such Hive-Down and, if they decide to implement such Hive-Down, whether to seek an advance Tax clearance from the Belgian Ruling Commission confirming that (i) such Hive-Down can be realized in a neutral way for Belgian income tax, VAT and registration duty purposes; (ii) Delhaize’s Tax attributes are transferred to the acquiring company; and (iii) such Hive-Down does not affect the Delhaize Intended Belgian Tax Treatment in relation to the Merger (the Belgian Hive-Down Intended Tax Treatment). The Parties shall use their reasonable best efforts and will cooperate and take all reasonably required actions in order to obtain clearance in relation to the Belgian Hive-Down Intended Tax Treatment. It is understood that the Parties will disclose the possibility of a Hive-Down in the Belgian Tax Merger Ruling request.

8.41	Each Party shall keep the other Party informed of (i) all material communications, discussions, audits, proceedings, investigations in respect of Tax or filings of Tax Returns and (ii) all material changes to, including planning in relation to, its Tax structure, procedures, principles or practices; and will, upon request by the other Party, promptly provide a copy of the relevant information and/or draft documentation in relation thereto at such time as is reasonable in the circumstances, but before its intended submission. Each Party will reflect reasonable comments of the other Party in its submission. Each of the Parties agrees to file any Tax Returns or take positions in relation to Tax in other filings, in a manner and on a basis consistent with past practice, except as required by Applicable Rules.

Treatment of Delhaize’s existing indebtedness

8.42	Delhaize and its Subsidiaries shall cause the termination of the Delhaize Credit Facility to occur on or prior to the Merger Date.

Ahold Cumulative Preferred Financing Shares

8.43	If any or all of the holders of Ahold Cumulative Preferred Financing Shares elect to convert such Ahold Cumulative Preferred Financing Shares into Ahold Ordinary Shares prior to Closing, then Ahold shall undertake to engage in a share buyback prior to Closing in accordance with Applicable Rules to offset the increase in the number of Ahold Ordinary Shares outstanding as a result of such conversion.

Cooperation

8.44	Except as otherwise provided in this Merger Agreement (including Clause 8.29 up to and including Clause 8.32), the Parties shall (i) cooperate with each other and use their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on its part under this Merger Agreement and Applicable Rules to consummate and make effective the Merger and the other transactions contemplated by this Merger Agreement as soon as practicable and (ii) cooperate with each other to avoid, limit or restrict to the greatest extent possible any negative consequences of the Merger (including but not limited to termination, cancellation or redemption of outstanding debt commitments or obligations, acceleration of financial commitments, obligations or payments, or the occurrence of events of default), including:

(a)	obtaining as promptly as practicable all consents and waivers necessary or advisable to be obtained from any person (other than any Governmental Entity) in connection with the transactions contemplated by this Merger Agreement;

(b)	cooperating to determine whether to seek as promptly as practicable any consents, waivers or amendments necessary or advisable to be obtained from any creditor in connection with the transactions contemplated by this Merger Agreement (including but not limited to from any bondholders’ meeting, any financing bank (other than pursuant to Clause 8.42) and any hedging bank), it being understood that Parties shall consult with each other prior to requesting any consent, waiver or amendment and it also being understood, for the avoidance of doubt, that the failure to obtain any such consent, waiver or amendment shall not constitute a breach of this Merger Agreement by either Party); and

(c)	executing and delivering any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Merger Agreement.

Notification of Changes

8.45	Subject to Applicable Rules and the instructions of any Governmental Entity, each of the Parties shall keep the other apprised of the status of matters relating to completion of the transactions contemplated by this Merger Agreement. Each of the Parties shall give prompt notice to the other of any event or change that is reasonably expected to have a Material Adverse Effect on Ahold or a Material Adverse Effect on Delhaize; provided that failure to provide such prompt notice shall itself not constitute a breach of this Merger Agreement or failure of a Condition to be satisfied unless the underlying change or event shall also constitute a breach of this Merger Agreement or failure of such Condition to be satisfied.

Privileged information

8.46	The Parties agree that competitively sensitive information exchanged in connection with the Merger shall be subject to the terms of the Common Interest, Confidentiality and Joint Defense Agreement dated 15 May 2015 (the JDA).

Access

8.47

Subject to Applicable Rules relating to the sharing of information, upon the reasonable request of the other Party, each Party shall (and shall cause its Subsidiaries to) provide the other Party’s directors, officers, employees, counsel, accountants, consultants (including any investment banker or financial advisor) and other authorized representatives (Representatives) such information, properties and staff as is reasonably necessary to facilitate the Parties integration planning and operational transition planning efforts or as otherwise deemed appropriate by the Parties; provided that no information provided pursuant to this Clause 8.47 shall affect or be deemed to modify any Ahold Warranty or Delhaize Warranty, as applicable; provided, further, that the foregoing shall not require Ahold or Delhaize to disclose (i) any privileged information of Ahold or Delhaize, as the case may be, or any of its Subsidiaries or (ii) any information that the Chief Legal Officer (or person holding an equivalent title) of Ahold or Delhaize, as applicable, determines, in good faith (in his or her sole discretion), is subject to an obligation of confidentiality, competitively sensitive or otherwise inappropriate to disclose to the other Party. All requests for information made pursuant to this Clause 8.47 shall be directed to an executive officer of Ahold or Delhaize, as the case may be, or such other person as may be designated in writing by either of their executive officers, as the case may be, with a copy to the general counsel of such Party.

Transaction litigation

8.48	Each Party shall give the other Party the opportunity to participate in the defense or settlement of any shareholder litigation brought against such Party, its Affiliates or its or their respective officers or directors relating to the Merger or the other transactions contemplated by this Merger Agreement, and no such settlement shall be agreed to without the prior written consent of the other Party, which consent shall not be unreasonably withheld, conditioned or delayed. Regarding any creditor opposition procedure referred to in Clause 4.1(h) and Clause 8.16, Ahold shall use its reasonable best efforts to cause each such procedure to be resolved or lifted (including by providing security that may be required to satisfy claims of Ahold Creditors) as soon as possible following the initiation thereof. Each Party shall cooperate, shall cause its respective Subsidiaries to cooperate, and shall use its reasonable best efforts to cause its Representatives to cooperate, in the defense against such litigation.

Conduct of Delhaize business during Interim Period

8.49	Subject to Applicable Rules (including applicable Competition Laws) and except for any actions (i) expressly contemplated by this Merger Agreement; (ii) set forth in sections 2 and 3 of the Delhaize Disclosure Letter; or (iii) consented to in writing by Ahold (which consent Ahold will not unreasonably withhold, condition or delay and which shall in any event be deemed to be given if no response is received within five (5) Business Days of a written request by Delhaize delivered in accordance with Clause 12.7), Delhaize will, and will procure that each of its respective Subsidiaries will, during the Interim Period:

(a)	conduct its business in the ordinary course of business and consistent with past practice in all material respects; and

(b)	refrain from taking any of the actions set out in Part 1 of Schedule 4.

Conduct of Ahold business during Interim Period

8.50	Subject to Applicable Rules (including applicable Competition Laws) and except for any actions (i) expressly contemplated by this Merger Agreement; (ii) set forth in section section 2 and 3 of the Ahold Disclosure Letter; or (iii) consented to in writing by Delhaize (which consent Delhaize will not unreasonably withhold, condition or delay and which shall in any event be deemed to be given if no response is received within five (5) Business Days of a written request by Ahold delivered in accordance with Clause 12.7), Ahold will, and will procure that each of its respective Subsidiaries will, during the Interim Period:

(a)	conduct its business in the ordinary course of business and consistent with past practice in all material respects; and

(b)	refrain from taking any of the actions set out in Part 2 of Schedule 4.

Control or Supervision

8.51	Nothing contained in this Merger Agreement will give Ahold or Delhaize, directly or indirectly, the right to control the other Party or any of such Party’s Subsidiaries or direct the other Party’s or such Party’s Subsidiaries’ business or operations prior to the Effective Time. Prior to the Effective Time, each of Ahold and Delhaize will exercise, consistent with the terms and conditions of this Merger Agreement, complete control and supervision over their respective operations and the operations of their respective Subsidiaries. Nothing in this Merger Agreement, including any of the actions, rights or restrictions set forth herein, will be interpreted in such a way as to place Ahold or Delhaize in violation of Applicable Rules.

Hive-Down

8.52	The Parties agree to cooperate in investigating whether to implement the Hive-Down and, if the Parties agree to do so, to create a mutually agreeable plan to implement the Hive-Down (such plan to take into account any material legal, tax, accounting, operational and commercial aspects) and to take reasonable efforts to execute such plan in consultation with each other.

9.	EXCLUSIVITY

9.1	Each of Ahold and Delhaize shall procure that until the Effective Time, it shall not, and it shall cause its Subsidiaries, the officers, directors and employees of it or its Subsidiaries and its Representatives not to, directly or indirectly,

(a)	initiate, solicit, knowingly encourage (including by way of furnishing information), knowingly facilitate, or knowingly induce any inquiry or the making, submission or announcement of, any proposal or offer that constitutes, or could reasonably be expected to result in, an Acquisition Proposal;

(b)	subject to Clause 9.2, have any discussion with any person relating to an Acquisition Proposal, engage in any negotiations concerning an Acquisition Proposal, or knowingly facilitate any effort or attempt to make or implement an Acquisition Proposal;

(c)	subject to Clause 9.2, provide any confidential information or data to any person in relation to any proposal or offer that constitutes, or could reasonably be expected to result in, an Acquisition Proposal;

(d)	execute or enter into, or propose publicly to execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, business combination agreement, option agreement or other similar agreement (other than an Acceptable Confidentiality Agreement) regarding, or that could reasonably expected to result in, an Acquisition Proposal;

or propose publicly or agree to do any of the foregoing related to any Acquisition Proposal.

9.2	Notwithstanding anything in this Merger Agreement to the contrary, if at any time following the date hereof and (i) in the case of Ahold, prior to the Ahold EGM adopting the Ahold Required Resolutions; and (ii) in the case of Delhaize, prior to the Delhaize EGM adopting the Delhaize Required Resolutions, Ahold or Delhaize, respectively, has received a bona fide written Acquisition Proposal from a third party that was not received or obtained in violation of Clause 9.1, which the Ahold Boards or the Delhaize Board, respectively, determines in good faith (after consultation with its outside legal counsel and financial advisors) constitutes, or would reasonably be expected to lead to, a Superior Proposal, then Ahold or Delhaize, as applicable, may:

(a)	engage in discussions or negotiations with such person with respect to the Acquisition Proposal; and

(b)	furnish non-public information to such person that has delivered such bona fide written Acquisition Proposal, if

(i)	prior to so furnishing such information or engaging in any such discussion or negotiations, as the case may be, the applicable Party receives from such person an executed confidentiality agreement with confidentiality terms no less restrictive, in the aggregate, than those contained in the Confidentiality Agreement (any such confidentiality agreement an Acceptable Confidentiality Agreement); and

(ii)	any non-public information concerning Ahold or Delhaize, as applicable, provided or made available to such person shall, to the extent not previously provided or made available to Ahold or Delhaize, as applicable, be provided or made available to such Party as promptly as reasonably practicable (and in no event later than twenty-four hours) after it is provided or made available to such person.

9.3	From and after the date of this Merger Agreement, Ahold or Delhaize, as applicable, shall promptly (and in any event within twenty-four hours), notify the other Party in the event that it, one of its Subsidiaries or any of its Representatives receives from any person

(a)	any Acquisition Proposal or any proposal that could reasonably be expected to result in an Acquisition Proposal; or

(b)	any inquiry or request for discussions or negotiations regarding any Acquisition Proposal.

Ahold or Delhaize, as applicable, shall notify the other Party (orally and in writing) promptly (and in any event within twenty-four hours) of the identity of such person and provide a copy of such Acquisition Proposal, indication, inquiry or request (or, where no such copy is available, a reasonably detailed description of such Acquisition Proposal, indication, inquiry or request).

9.4	Subject to Applicable Rules, Ahold or Delhaize, as applicable, shall keep the other Party reasonably informed on a current basis of the status of any Acquisition Proposal (or any proposal that could reasonably be expected to result in an Acquisition Proposal), inquiry or request, and any material developments, discussions and negotiations related thereto.

9.5	Notwithstanding anything in this Merger Agreement to the contrary, the Ahold Boards may, at any time prior to the Ahold EGM adopting the Ahold Required Resolutions, effect a Change in Ahold Recommendation and the Delhaize Board may, at any time prior to the Delhaize EGM adopting the Delhaize Required Resolutions, effect a Change in Delhaize Recommendation, in each case, if such Party receives an Acquisition Proposal that did not result from a breach of Clause 9 (and as to which the Party recipient of the Acquisition Proposal complied with Clause 9) which the Ahold Boards or the Delhaize Board, respectively, determines in good faith (after consultation with its outside legal counsel and financial advisors) constitutes a Superior Proposal (in each case only after having complied with, and giving effect to all of the adjustments which may be offered by the other Party pursuant to, Clause 9.6 or 9.7, as applicable).

9.6	The Ahold Boards shall not be entitled to effect a Change in Ahold Recommendation unless:

(a)	Ahold has provided Delhaize with a written notice (the Change in Ahold Recommendation Notice) that Ahold intends to take such action, which notice includes, as applicable, an unredacted copy of the Superior Proposal that is the basis of such action (including the identity of the third party making the Superior Proposal and all debt financing materials and other material ancillary documents related thereto, if any) and written notice of the material terms of the Superior Proposal which enabled the Ahold Boards to make the determination that the Acquisition Proposal is a Superior Proposal;

(b)	during the ten (10) calendar day period following Delhaize’s receipt of the Change in Ahold Recommendation Notice, Ahold shall, and shall cause its Representatives to, negotiate with Delhaize in good faith (to the extent Delhaize desires to negotiate) to make such adjustments in the terms and conditions of this Merger Agreement so that such Superior Proposal ceases to constitute a Superior Proposal; and

(c)	following the end of the ten (10) calendar day period, the Ahold Boards shall have determined in good faith, after consultation with their financial and outside legal advisors, taking into account any changes to this Merger Agreement proposed in writing by Delhaize in response to the Change in Ahold Recommendation Notice or otherwise, that the Superior Proposal giving rise to the Change in Ahold Recommendation Notice continues to constitute a Superior Proposal.

Any amendment to the financial terms or any other material amendment of such Superior Proposal shall require a new Change in Ahold Recommendation Notice and Ahold shall be required to comply again with the requirements of this Clause 9.6; provided, however, that for purposes of this sentence, references to the ten (10) calendar day period above shall be deemed to be references to a five (5) calendar day period.

9.7	The Delhaize Board shall not be entitled to effect a Change in Delhaize Recommendation unless:

(a)	Delhaize has provided Ahold with a written notice (the Change in Delhaize Recommendation Notice) that Delhaize intends to take such action, which notice includes, as applicable, an unredacted copy of the Superior Proposal that is the basis of such action (including the identity of the third party making the Superior Proposal and any debt financing materials and other material ancillary documents related thereto, if any) and written notice of the material terms of the Superior Proposal which enabled the Delhaize Board to make the determination that the Acquisition Proposal is a Superior Proposal;

(b)	during the ten (10) calendar day period following Ahold’s receipt of the Change in Delhaize Recommendation Notice, Delhaize shall, and shall cause its Representatives to, negotiate with Ahold in good faith (to the extent Ahold desires to negotiate) to make such adjustments in the terms and conditions of this Merger Agreement so that such Superior Proposal ceases to constitute a Superior Proposal; and

(c)	following the end of the ten (10) calendar day period, the Delhaize Board shall have determined in good faith, after consultation with its financial and outside legal advisors, taking into account any changes to this Merger Agreement proposed in writing by Ahold in response to the Change in Delhaize Recommendation Notice or otherwise, that the Superior Proposal giving rise to the Change in Delhaize Recommendation Notice continues to constitute a Superior Proposal.

Any amendment to the financial terms or any other material amendment of such Superior Proposal shall require a new Change in Delhaize Recommendation Notice and Delhaize shall be required to comply again with the requirements of this Clause 9.7; provided, however, that for purposes of this sentence, references to the ten (10) calendar day period above shall be deemed to be references to a five (5) calendar day period.

9.8	Each of Ahold and Delhaize hereby confirms that it and its Subsidiaries and its and their respective directors, officers and advisors are on the date of this Merger Agreement not in discussions or negotiations with any third party regarding an Acquisition Proposal.

10.	TERMINATION

Termination grounds

10.1	This Merger Agreement may be terminated immediately:

(a)	by Ahold and Delhaize jointly, if they so explicitly agree in writing;

(b)	by notice in writing given by either of the Parties (the Terminating Party) to the other Party if the Merger shall not have occurred by the earlier of (i) the fifteen (15) month anniversary of the date of this Merger Agreement and (ii) the six (6h) month anniversary of the date of filing of the Merger Terms with the Dutch Trade Register (in either case, the Termination Date); provided, however, that the right to terminate this Merger Agreement pursuant to this Clause 10.1(b) may not be exercised by any Party whose failure to perform any covenant, agreement or obligation under this Merger Agreement in any material respect has been the primary cause of, or primarily resulted in, the failure to consummate the Merger on or before the Termination Date;

(c)	by notice in writing given by either of Ahold or Delhaize, if either (i) the Ahold EGM (or, if applicable, the Subsequent Ahold EGM) has taken a valid and binding vote on the Ahold Required Resolutions and the Ahold Required Resolutions have not been adopted (it being understood that any termination by Ahold pursuant to this Clause 10.1(c)(i) in circumstances where Delhaize would be entitled to terminate this Merger Agreement pursuant to Clause 10.1(h) shall have the same effect as if Delhaize did in fact terminate this Merger Agreement pursuant to Clause 10.1(h)); or (ii) the Delhaize EGM (or, if applicable, the Subsequent Delhaize EGM) has taken a valid and binding vote on the Delhaize Required Resolutions and the Delhaize Required Resolutions have not been adopted;

(d)	by notice in writing given by Ahold prior to the adoption of the Delhaize Required Resolutions, if Delhaize has effected a Change in Delhaize Recommendation;

(e)	by notice in writing given by Delhaize prior to the adoption of the Ahold Required Resolutions, if Ahold has effected a Change in Ahold Recommendation;

(f)	by notice in writing given by either Ahold or Delhaize if any Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Order permanently enjoining or otherwise prohibiting or making illegal the consummation of the Merger and such Order shall have become final and nonappealable; provided, however, that the right to terminate this Merger Agreement pursuant to this Clause 10.1(f) may not be exercised by any Party whose failure to perform any covenant, agreement or obligation under this Merger Agreement in any material respect has been the primary cause of, or primarily resulted, in the occurrence of such Order;

(g)	by notice in writing given by the Terminating Party to the other Party in case of (A) a breach of any of the covenants, agreements or obligations of the other Party set forth in this Merger Agreement; or (B) any inaccuracy of any of the representations or warranties of the other Party set forth in this Merger Agreement, in the case of each of subclause (A) and (B), to the extent such breach or inaccuracy, either individually or taken together:

(i)	would result in, if occurring or continuing on the Merger Date, the failure of the Ahold Conditions set forth in Clause 4.2(b) or 4.2(c) or the Delhaize Conditions set forth in Clause 4.3(b) or 4.3(c), as the case may be, to be satisfied; and

(ii)	is incapable of being remedied, or is not remedied, by the other Party by the Termination Date or, if capable of being remedied by the Termination Date, the other Party has not commenced good faith efforts to remedy such breach within ten (10) Business Days after receipt by the other Party of a written notice of such breach from the Terminating Party;

(h)	by notice in writing given by Delhaize if the Ahold Foundation Call Option has been exercised and Clause 10.1(c)(i) applies.

11.	TERMINATION FEES

Termination fee Delhaize

11.1	Including but not limited to induce Ahold to enter into this Merger Agreement, Delhaize will pay to Ahold a gross amount of EUR 150 million (the Delhaize Termination Fee) in cash, immediately upon first written request thereto from Ahold and without defenses or set-off of any kind (other than as provided in Clause 12.17):

(a)	if this Merger Agreement is terminated by Ahold pursuant to Clause 10.1(d);

(b)	if this Merger Agreement is terminated by Ahold pursuant to Clause 10.1(g)(A); or

(c)	(i) a bona fide Acquisition Proposal shall have been made directly to Delhaize Shareholders or any person shall have publicly announced an Acquisition Proposal (or any person shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal) or any

Acquisition Proposal otherwise becomes publicly known, in each case, after the date hereof and prior to the Delhaize EGM or any Subsequent Delhaize EGM;

(ii) this Merger Agreement is terminated by either Ahold or Delhaize pursuant to Clause 10.1(b) or 10.1(c)(ii), or by Ahold pursuant to Clause 10.1(g); and

(iii) Delhaize enters into a definitive agreement with respect to a transaction contemplated by an Acquisition Proposal or consummates such a transaction, irrespective of whether it is the same Acquisition Proposal that is referenced in Clause 11.1(c)(i) above, in each case, within twelve (12) months of the date this Merger Agreement is terminated (for purposes of this Clause 11.1(c)(iii) only, each reference in the definition of “Acquisition Proposal” to “15% or more” being deemed to be “more than 50%”).

11.2	Any payment obligation of Delhaize under Clause 11.1 will exist regardless of whether there is an attributable failure (toerekenbare tekortkoming) by Delhaize.

Termination fee Ahold

11.3	Including but not limited to induce Delhaize to enter into this Merger Agreement, Ahold will pay to Delhaize a gross amount of EUR 150 million (the Ahold Termination Fee) in cash, immediately upon first written request thereto from Delhaize and without defenses or set-off of any kind (other than as provided in Clause 12.18):

(a)	if this Merger Agreement is terminated by Delhaize pursuant to Clause 10.1(e);

(b)	if this Merger Agreement is terminated by Delhaize pursuant to Clause 10.1(g)(A);

(c)	(i) a bona fide Acquisition Proposal shall have been made directly to Ahold Shareholders or any person shall have publicly announced an Acquisition Proposal (or any person shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal) or any Acquisition Proposal otherwise becomes publicly known, in each case, after the date hereof and prior to the Ahold EGM or any Subsequent Ahold EGM;

(ii) this Merger Agreement is terminated by either Delhaize or Ahold pursuant to Clause 10.1(b) or 10.1(c)(i), or by Delhaize pursuant to Clause 10.1(g); and

(iii) Ahold enters into a definitive agreement with respect to a transaction contemplated by an Acquisition Proposal or consummates such a transaction, irrespective of whether it is the same Acquisition Proposal that is referenced in Clause 11.3(c)(i) above, in each case, within twelve (12) months of the date this Merger Agreement is terminated (for purposes of this Clause 11.3(c)(iii) only, each reference in the definition of “Acquisition Proposal” to “15% or more” being deemed to be “more than 50%”); or

(d)	if this Merger Agreement is terminated by Delhaize pursuant to Clause 10.1(h).

11.4	Any payment obligation of Ahold under Clause 11.3 will exist regardless of whether there is an attributable failure (toerekenbare tekortkoming) by Ahold.

Exclusion of law

11.5

The provisions of section 6:92, subsections 1, 2 and 3 of the DCC shall, to the maximum extent possible, not apply. Each Party hereby waives any (potential) right it might have to request mitigation of its liability under this Clause 11 in any manner (in legal proceedings or otherwise). Notwithstanding the foregoing, the Parties hereby acknowledge and agree that (i) in the event the Delhaize Termination Fee or the Ahold Termination Fee becomes payable and is paid by Delhaize or by Ahold, as applicable, such termination fee shall be the other Party’s sole and exclusive remedy for monetary damages under this Merger Agreement, and (ii) in no event shall Delhaize or Ahold be required to pay the Delhaize Termination Fee, the Ahold Termination Fee or the Expense Fee, as applicable, on more than one occasion.

12.	MISCELLANEOUS AND GENERAL

Survival

12.1	No representations, warranties, covenants and agreements in this Merger Agreement shall survive the consummation of the Merger, provided, that this Clause 12.1 shall not limit any covenant or agreement of the Parties which by its terms contemplates performance after the Merger has become effective, which shall survive to the extent expressly provided for herein. In the event of termination of this Merger Agreement in accordance with Clause 10, this Merger Agreement shall forthwith become void and have no effect, and none of Ahold, Delhaize or their respective subsidiaries shall have any liability of any nature whatsoever under this Merger Agreement, or in connection with the Merger, except that Clauses 11, 12, 13 and 14 and the Confidentiality Agreement shall survive the termination of this Merger Agreement. Notwithstanding the foregoing, nothing in this Clause 12.1 or elsewhere in this Merger Agreement shall relieve any Party of liability for fraud or any willful or intentional breach of any provisions of this Merger Agreement.

Modification or amendment

12.2	This Merger Agreement may be amended, modified or supplemented only by a written instrument executed and delivered by each of the Parties; provided that, after the Ahold EGM (or any Subsequent Ahold EGM) and the Delhaize EGM (or any Subsequent Delhaize EGM) have approved the Ahold Required Resolutions and the Delhaize Required Resolutions, as applicable, no amendment shall be made for which Applicable Rules or the rules of any relevant stock exchange requires further approval by such shareholders without such further approval.

Extension; waiver

12.3	At any time prior to the Merger becoming effective, a Party may

(a)	extend the time for the performance of any of the obligations or other acts of the other Party;

(b)	waive any inaccuracies in the representations and warranties of the other Party contained in this Merger Agreement or in any document delivered pursuant to this Merger Agreement;

(c)	in whole or in part waive compliance with any covenants and agreements of the other Party contained in this Merger Agreement; or

(d)	waive the satisfaction of any of the conditions to such Party’s obligation to close the Merger contained in this Merger Agreement.

No extension or waiver by Ahold shall require the approval of the Ahold Shareholders unless such approval is required by Applicable Rules and no extension or waiver by Delhaize shall require the approval of the Delhaize Shareholders unless such approval is required by Applicable Rules. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. The rights of any Party shall not be prejudiced or restricted by any indulgence or forbearance extended to any other Party and no waiver by any Party in respect of any breach shall operate as a waiver in respect of any subsequent breach.

Further assurances

12.4	The Parties shall comply with all applicable Dutch, Belgium, US and any other laws and regulations with respect to the transactions contemplated by this Merger Agreement.

12.5	The Parties undertake to each other to execute and perform all such deeds, documents, assurances, acts and things and to exercise all powers and rights available to them, in whatever capacity, including the passing of all resolutions reasonably required to ensure that the Parties and their representatives (if any) give effect to the provisions of this Merger Agreement.

Counterparts

12.6	This Merger Agreement may be executed in counterparts (each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement) and shall become effective when one or more counterparts have been signed by each Party and delivered (by electronic communication, facsimile or otherwise) to the other Party.

Notices

12.7	To be effective under this Merger Agreement, any notices or other formal communication to be provided pursuant to this Merger Agreement must be in writing (which includes fax and e-mail), signed by or on behalf of the Party giving it, must be in the English language or, if in any other language, accompanied by a translation into English, and may be delivered in person, or sent by post, by fax or by e-mail to the Party to be served as follows:

(a)	If to Ahold, to:

Koninklijke Ahold N.V.

Attention: Jan Ernst de Groot, Chief Legal Officer

P.O. Box 3000

1500 HA Zaandam, the Netherlands

Tel: +31 88 659 5328

E-mail: jan.ernst.de.groot@ahold.com / group.legal@ahold.com with a copy (which shall not constitute notice) to:

Allen & Overy LLP

Attention: Dirk Meeus and Tim Stevens

P.O. Box 75440

1070 AK Amsterdam, the Netherlands

Tel: +31 20 674 1191

Fax: +31 20 674 1837

E-mail: dirk.meeus@allenovery.com; tim.stevens@allenovery.com and a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP

Attention: Alan Klein

425 Lexington Avenue

New York, NY 10017, United States of America

Tel: +1 212 455 3188

Fax: +1 212 474 3700

E-mail: aklein@stblaw.com

(b)	If to Delhaize, to:

Delhaize Group NV/SA

Attention: Philippe Dechamps, General Counsel and Corporate Secretary

Square Marie Curie 40

1070 Brussels – Belgium

Tel: +32 2 412 86 65

Fax: + 32 2 412 22 22

E-mail: PDechamps@delhaizegroup.com / grouplegal@delhaizegroup.com with a copy (which shall not constitute notice) to:

Linklaters LLP

Attention: Eric Pottier and Pieter Riemer

Rue Brederode 13

B-1000 Brussels, Belgium

Tel: Pottier: +32 2 501 9448

Fax: Pottier: +32 2 501 9577

E-mail: eric.pottier@linklaters.com; pieter.riemer@linklaters.com and a copy (which shall not constitute notice) to:

Cravath, Swaine & Moore LLP

Attention: Richard Hall and Jonathan Davis

Worldwide Plaza

825 Eighth Avenue

New York, NY 10019, United States of America

Tel: +1 212 474 1293; +1 212 474 1268

Fax: +1 212 474 3700

E-mail: rhall@cravath.com; jdavis@cravath.com

or to such other persons or addresses as may be designated in writing by the Party to receive such notice as provided above.

Entire agreement

12.8	With the exception of the Confidentiality Agreement, the JDA, the Clean Room Agreement dated 27 May 2015, the Delhaize Disclosure Letter and the Ahold Disclosure Letter, this Merger Agreement constitutes the entire agreement between and understanding of the Parties, and supersedes all other prior agreements (other than the Confidentiality Agreement, the JDA, the Clean Room Agreement dated 27 May 2015, the Delhaize Disclosure Letter and the Ahold Disclosure Letter), understandings, representations and warranties both written and oral, among the Parties, with respect to the Merger and the transactions contemplated by this Merger Agreement.

No third party beneficiaries

12.9	This Merger Agreement is not intended to, and does not, confer upon any person other than the Parties any rights or remedies other than as specifically provided in Clause 5.20 and Clause 5.21.

Severability

12.10

If any term or other provision of this Merger Agreement is invalid, illegal or incapable of being enforced by any rule of Applicable Rules or public policy, all other conditions and provisions of this Merger Agreement shall nevertheless remain in full force and effect so long as the economic and legal substance of the Merger and the transactions contemplated by this Merger Agreement are not affected in any manner materially adverse to any Party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Merger

Agreement so as to effect the original intent of the Parties as closely as possible to the fullest extent permitted by Applicable Rules in an acceptable manner to the end that the transactions contemplated by this Merger Agreement are fulfilled to the extent possible.

No assignment

12.11	Neither this Merger Agreement nor any of the rights, interests or obligations under this Merger Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the Parties without the prior written consent of the other Party. Subject to the preceding sentence, this Merger Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns.

Specific performance

12.12	The Parties acknowledge that irreparable damage would occur in the event that any of the provisions of this Merger Agreement were not performed in accordance with their specific terms or were otherwise breached and agree that monetary damages, even if available, would not be an adequate remedy therefor and therefore fully intend for specific performance to be an available remedy for breaches of this Merger Agreement. It is therefore agreed that, prior to the termination of this Merger Agreement pursuant to Clause 10, the Parties are entitled to an injunction or injunctions in accordance with Clause 14 to prevent breaches of this Merger Agreement and to specifically enforce (nakoming) the terms hereof, without proof of damages, this being in addition to any other remedy to which they are entitled. The Parties further agree not to assert that a remedy of a specific enforcement is unenforceable, invalid, contrary to Applicable Rules or inequitable for any reason, nor to object to a remedy of specific performance on the basis that a remedy of monetary damages would provide an adequate remedy for any such breach. Each Party further acknowledges and agrees that the agreements contained in this Clause 12.12 are an integral part of the Merger and the other transactions contemplated by this Merger Agreement and that, without these agreements, the other Party would not enter into this Merger Agreement.

No rescission

12.13	Without prejudice to the provisions of Clause 10, to the extent permitted by the Applicable Rules each of the Parties waives its rights, if any, to in whole or in part annul, rescind or dissolve (including any gehele dan wel partiële ontbinding en vernietiging) this Merger Agreement.

12.14	Each of the Parties waives its rights to request in whole or in part the annulment, rescission, dissolution or cancellation of this Merger Agreement, including on the basis of Articles 7:17 (conformiteit) and 6:228 (dwaling) of the DCC. Furthermore, each of the Parties waives its rights, if any, to, in whole or in part, seek the alteration of this Merger Agreement pursuant to Article 6:230 of the DCC.

Language

12.15	All demands, requests, statements, certificates or other documents or communications to be provided in connection with this Merger Agreement must be in English or accompanied by an English translation; in this case the English translation prevails unless the document or communication is a statutory or other official document or communication.

Expenses; Costs

12.16	Except where this Merger Agreement provides otherwise, each Party shall pay its own costs relating to the negotiation, preparation, execution and performance of this Merger Agreement and any documents executed pursuant thereto.

12.17	In the event that this Merger Agreement is terminated pursuant to Clause 10.1(c)(ii), then Delhaize will pay to Ahold the Expense Fee, in cash, immediately upon first written request thereto from Ahold and without defenses or set-off of any kind, and thereafter Delhaize shall be obligated to pay to Ahold the Delhaize Termination Fee (less the amount of the Expense Fee previously actually paid to Ahold pursuant to this sentence) in the event the Delhaize Termination Fee is payable pursuant to Clause 11.1(c).

12.18	In the event that this Merger Agreement is terminated pursuant to Clause 10.1(c)(i), then Ahold will pay to Delhaize the Expense Fee, in cash, immediately upon first written request thereto from Delhaize and without defenses or set-off of any kind, and thereafter Ahold shall be obligated to pay to Delhaize the Ahold Termination Fee (less the amount of the Expense Fee previously actually paid to Delhaize pursuant to this sentence) in the event the Ahold Termination Fee is payable pursuant to Clause 11.3(c).

13.	GOVERNING LAW

This Merger Agreement shall be governed by, and construed and enforced in accordance with, the laws of the Netherlands, regardless of the laws that might otherwise govern under applicable principles of conflict of laws thereof.

14.	FORUM

14.1	Without prejudice to the right of each Party to seek injunctive relief in court in aid of arbitration, any dispute, claim, difference or controversy arising out of, relating to or having any connection with this Merger Agreement, including any dispute as to its existence, validity, interpretation, performance, breach or termination or the consequences of its nullity and any dispute relating to any non-contractual obligations arising out of or in connection with it, shall be referred to and finally resolved by arbitration under the Rules of Arbitration of the International Chamber of Commerce (the ICC), including the provisions of Article 29 and Appendix V of such rules.

14.2	The arbitrators shall have a maximum period of two (2) months after the filing of the arbitration request to render their final award. Each party shall cooperate to the fullest extent to the speedy handling of the case, including by filing its memoranda in demand or in response in a maximum of seven (7) days at each stage of the procedure.

14.3	The arbitrators shall decide according to the rules of law.

14.4	The place of arbitration shall be Geneva, Switzerland. The language of arbitration shall be English. The number of arbitrators shall be three (3). The arbitrators nominated by the Parties shall jointly nominate the third arbitrator who will act as chairperson of the arbitral tribunal. Should no agreement between the Party appointed arbitrators be reached within seven (7) days, the ICC shall proceed with the nomination within seven (7) days.

14.5	The Rules of Arbitration of the ICC are incorporated by reference into this Clause 14 and capitalized terms used in this Clause 14 which are not otherwise defined in this Merger Agreement have the meaning given to them in the Rules of Arbitration of the ICC.

[Intentionally left blank]

This Merger Agreement is signed by the Parties (or their duly authorized representatives) on the date of this Merger Agreement.

For and on behalf of Koninklijke Ahold N.V.

/s/ A. D. Boer	/s/ J. Carr
Name: A. D. Boer	Name: J. Carr

Title: President and Chief Executive Officer	Title:	Executive Vice-President and Chief Financial Officer

For and on behalf of Delhaize Group NV/SA

/s/ F. W. H. Muller
Name: F. W. H. Muller

Title: President and Chief Executive Officer

Proxyholder

SCHEDULE 1

DEFINITIONS AND INTERPRETATION

1.	In the Merger Agreement, the following words and expressions shall have the following meanings:

Accelerated Dividend has the meaning given in paragraph 3 of Part 1 of Schedule 4;

Acceptable Confidentiality Agreement has the meaning given in Clause 9.2(b)(i);

Accounting Reference Date means the date as from which under IFRS Delhaize’s results of operations are consolidated into Ahold’s results of operations for accounting and reporting purposes.

Accounts means the balance sheets of each Party as at (per) the Accounts Date and profit and loss accounts for the year ended on that date (including the consolidated balance sheet as at that date and the consolidated profit and loss account for that/those period(s)) and the notes and directors’ reports relating to them;

Accounts Date means (i) with respect to Ahold, 28 December 2014 and (ii) with respect to Delhaize, 31 December 2014;

Acquisition Proposal with respect to Ahold or Delhaize means any third party offer or proposal for, or any third party indication of interest in (in each case in a single transaction or in a series of related transactions):

(a)	any direct or indirect acquisition or purchase of 15% or more of Outstanding Ahold Ordinary Shares or Delhaize Ordinary Shares or 15% or more of the voting power of Ahold or Delhaize, as applicable, or 15% or more of the consolidated gross assets or of assets comprising 15% or more of the consolidated revenue, net income or EBITDA of Ahold or Delhaize, as applicable (including in any case through the acquisition of all or a portion of one or more of their respective Subsidiaries);

(b)	any public offer that, if consummated, would result in any person or group beneficially owning 15% or more of Outstanding Ahold Ordinary Shares or Delhaize Ordinary Shares or voting power of Ahold or Delhaize, as applicable; or

(c)	any merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Ahold or Delhaize, as applicable, or any of their respective Subsidiaries, in each case, which would result in any person or group beneficially owning 15% or more of Outstanding Ahold Ordinary Shares or Delhaize Ordinary Shares or voting power of Ahold or Delhaize, as applicable, or of the surviving entity in such a transaction directly involving Ahold or Delhaize;

provided, however, that any proposal or offer relating to any purchase of assets of Ahold or Delhaize or any of their respective Subsidiaries contemplated by the Parties in connection with the performance of their obligations under Clause 8.31 will not be deemed an Acquisition Proposal.

Affiliate means in relation to any person or entity, any direct or indirect Subsidiary or direct or indirect holding company of that person or entity and any other Subsidiary of such holding company;

AFM means the Dutch Authority for the Financial Markets (de Stichting Autoriteit Financiële Markten);

Ahold has the meaning given in the preamble to this Merger Agreement.

Ahold ADSs means the American depositary shares of Ahold (evidenced by American depositary receipts);

Ahold Articles of Association means the articles of association from Ahold, as amended from time to time;

Ahold Benefit Plans means (a) all compensation, benefit, fringe benefit and other plans, programs, arrangements or agreements (i) to which Ahold or any of its Subsidiaries is a party, (ii) with respect to which Ahold or any of its Subsidiaries has any obligation (actual or contingent) or (iii) that are maintained, contributed to or sponsored, or required to be maintained, contributed to or sponsored, by Ahold or any of its Subsidiaries for the benefit of any current or former director, officer, employee or consultant of Ahold or any of its Subsidiaries, and (b) all contracts, arrangements or understandings between Ahold or any of its Subsidiaries and any of the foregoing individuals that provide for employment, consultancy, compensation or benefits, or the acceleration of the vesting or payment of compensation or benefits arising from or related to the transactions contemplated by this Merger Agreement, to any such individual;

Ahold Boards has the meaning given in recital (O);

Ahold Central Works Council means the central works council (centrale ondernemingsraad) at Ahold Nederland B.V.;

Ahold Conditions has the meaning given in Clause 4.2;

Ahold Creditors has the meaning given in Clause 8.16;

Ahold Cumulative Preferred Financing Shares means cumulative preferred financing shares of Ahold with a nominal value of EUR 0.01 each;

Ahold Depositary means Deutsche Bank Trust Company Americas;

Ahold Disclosure Letter has the meaning given in Clause 7.2(i);

Ahold Due Diligence has the meaning given in recital (I);

Ahold EGM has the meaning given in Clause 8.17;

Ahold Equity Awards means any conditional Ahold Ordinary Shares outstanding under the Ahold Incentive Plans;

Ahold Foundation has the meaning given in recital (E);

Ahold Foundation Call Option has the meaning given in recital (E);

Ahold Group has the meaning given in recital (J);

Ahold Incentive Plans means the Global Reward Opportunity Plan and the Koninklijke Ahold N.V. Special Purpose Plan;

Ahold Labor Agreements means any collective bargaining or other material labor union contract or labor arrangement covering any current or former director, officer, employee or consultant of Ahold or any of its Subsidiaries;

Ahold Ordinary Shares means ordinary shares of Ahold with a nominal value of EUR 0.01 each;

Ahold Recommendation has the meaning given in Clause 3.1(b);

Ahold Required Resolutions has the meaning given in Clause 8.18;

Ahold Shareholders has the meaning given in recital (O);

Ahold Shares means the Outstanding Ahold Ordinary Shares, the Ahold Cumulative Preferred Financing Shares and the (Ahold Ordinary Shares represented by the) Ahold ADSs;

Ahold Termination Fee has the meaning given in Clause 11.3;

Ahold Warranties means the representations and warranties on the part of Ahold set forth in Clauses 3.1(a) and 3.1(b) and in Part 2 of Schedule 3;

Applicable Rules means any and all applicable rules (whether civil, criminal or administrative/public) including common law, statutes, subordinate legislation, treaties, regulations, rules, directives, decisions, collective bargaining agreements, by-laws, circulars, codes (including applicable corporate governance codes), orders, notices, demands, decrees, injunctions, guidance, judgments or resolutions of a parliamentary government, quasigovernment, federal, state or local government, statutory, administrative or regulatory body, securities exchange, court or agency in any part of the world which are in force or enacted and are, in each case, legally binding as at the relevant time, and the term Applicable Rules will be construed accordingly;

BAML means Bank of America Merrill Lynch International Limited;

BCC means the Belgian Companies Code (Wetboek van Vennootschappen/Code des Sociétés), as amended from time to time;

Belgian Hive-Down Intended Tax Treatment has the meaning given in Clause 8.40

Belgian Income Tax Code has the meaning given in recital (L);

Belgian Tax Merger Ruling has the meaning given in Clause 8.39;

Brussels Soil Remediation Ordinance means the Ordinance of the Brussels Capital Region of 5 March 2009 on the management of contaminated soil;

Business Day means a day (other than a Saturday or Sunday) on which banks are generally open in both the Netherlands and Belgium for normal business;

Capital Return has the meaning given in Clause 2.11;

CET means Central European Time;

Change in Ahold Recommendation has the meaning given in Clause 3.1(c);

Change in Ahold Recommendation Notice has the meaning given in Clause 9.6(a);

Change in Delhaize Recommendation has the meaning given in Clause 3.2(c);

Change in Delhaize Recommendation Notice has the meaning given in Clause 9.7(a);

Closing has the meaning given in Clause 2.3;

Code has the meaning given in Recital (M);

Combination means the combination of Ahold and Delhaize businesses;

Combined Ahold Resolutions has the meaning given in Clause 8.18;

Combined Delhaize Resolutions has the meaning given in Clause 8.24;

Commonly Controlled Entity means any person or entity that, together with Delhaize or Ahold, as applicable, or any of their respective Subsidiaries, is treated as a single employer under Section 4001(b) of ERISA or Section 414(b), (c), (m) or (o) of the Code or similar non-US Applicable Rules;

Competition Laws means public laws, regulations, decrees and precedents, applicable in a jurisdiction where either Party has business operations at the date of this Merger Agreement, designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade or the significant impediment of effective competition;

Competition Material Adverse Event means any sale, transfer, divestiture, license, disposition (or any agreement or commitment to do so) that, individually or taken together with all such other actions, would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of Ahold, Delhaize and their respective Subsidiaries, taken as a whole;

Conditions has the meaning given in Clause 4.3, and Condition means any of them;

Confidentiality Agreement has the meaning given in recital (B);

Converted PSU has the meaning given in paragraph 2(a) of Schedule 5;

DCC means Dutch Civil Code;

Delhaize has the meaning given in the preamble to this Merger Agreement;

Delhaize ADS Ratio has the meaning given in Clause 2.6(b)(iii);

Delhaize ADSs means the outstanding American depositary shares of Delhaize (evidenced by American depositary receipts);

Delhaize ADS Value means the last reported sale price of Delhaize ADSs on the NYSE (as reported in The Wall Street Journal or, if not reported therein, in another authoritative source mutually selected by Delhaize and Ahold) on the last complete trading day prior to the date of the Effective Time;

Delhaize Belgian Bonds means the Delhaize Retail Belgian Bonds and the Delhaize Institutional Belgian Bonds;

Delhaize Benefit Plan means (a) all compensation, benefit, fringe benefit and other plans, programs, arrangements or agreements (i) to which Delhaize or any of its Subsidiaries is a party, (ii) with respect to which Delhaize or any of its Subsidiaries has any obligation (actual or contingent) or (iii) that are maintained, contributed to or sponsored, or required to be maintained, contributed to or sponsored, by Delhaize or any of its Subsidiaries for the benefit of any current or former director, officer, employee or consultant of Delhaize or any of its Subsidiaries, and (b) all contracts, arrangements or understandings between Delhaize or any of its Subsidiaries and any of the foregoing individuals that provide for employment, consultancy, compensation or benefits, or the acceleration of the vesting or payment of compensation or benefits arising from or related to the transactions contemplated by this Merger Agreement, to any such individual;

Delhaize Board has the meaning given in recital (P);

Delhaize Brussels Real Estate Properties means any immovable property in the Brussels Capital Region on which Delhaize has ownership rights, rights “in rem” or personal rights on the date of the Merger Agreement, as well as any immovable property in the Brussels Capital Region on which Delhaize has acquired ownership rights, rights “in rem” or personal rights of use after the date of the Merger Agreement;

Delhaize Conditions has the meaning given in Clause 4.3;

Delhaize Credit Facility means the credit facility under that certain Facility Agreement dated as of April 14, 2014, among Delhaize, the subsidiaries of Delhaize party thereto, BAML, BNP Paribas Fortis SA/NV and J.P. Morgan Limited as bookrunning mandated lead arrangers, the financial institutions party thereto as lenders, and BAML, as agent;

Delhaize Depositary means Citibank, N.A.;

Delhaize Disclosure Letter has the meaning given in Clause 7.1(i);

Delhaize Due Diligence has the meaning given in recital (J);

Delhaize EGM has the meaning given in Clause 8.23;

Delhaize Equity Awards means, collectively, the Delhaize EU Options, the Delhaize EU PSUs, the Delhaize US Options and the Delhaize US RSUs/PSUs;

Delhaize EU Incentive Plans means the Delhaize Group 2007 Stock Option Plan for Associates of Non-US Companies and the Delhaize Group 2014 European Performance Stock Unit Plan;

Delhaize EU Option means an option to purchase a Delhaize Ordinary Share, granted pursuant to the Delhaize EU Incentive Plans;

Delhaize EU PSU means a restricted stock unit award subject to performance conditions with respect to Delhaize Ordinary Shares granted pursuant to the Delhaize EU Incentive Plans;

Delhaize EU PSU Amount means, with respect to each Delhaize EU PSU, the sum of:

(i) the product of (A) the number of Delhaize Ordinary Shares subject to the applicable Delhaize EU PSU, based on the actual achievement of applicable performance conditions through the end of the calendar year immediately preceding the year in which the Effective Time occurs (as reasonably determined by the Delhaize Board (or, if appropriate, any committee thereof administering the Delhaize Incentive Plans) prior to the Effective Time) multiplied by (B) a fraction, the numerator of which is the number of calendar years in the applicable Delhaize EU PSU performance-based vesting period completed prior to the calendar year in which the Effective Time occurs and the denominator of which is the total number of years in such performance-based vesting period, and

(ii) the product of (A) the number of Delhaize Ordinary Shares subject to such Delhaize EU PSU, based on target-level achievement of applicable performance conditions multiplied by (B) a fraction, the numerator of which is the number of calendar years in the applicable Delhaize EU PSU performance-based vesting period that have not been completed as of the calendar year in which the Effective Time occurs and the denominator of which is the total number of years in such performance-based vesting period;

Delhaize Flemish Real Estate Properties means any immovable property in the Flemish Region on which Delhaize has ownership rights, rights “in rem” or personal rights on the date of the Merger Agreement, as well as any immovable property in the Flemish Region on which Delhaize has acquired ownership rights, rights “in rem” or personal rights of use after the date of the Merger Agreement;

Delhaize Group has the meaning given in recital (I);

Delhaize Incentive Plans means the Delhaize EU Incentive Plans together with the Delhaize US Incentive Plans;

Delhaize Institutional Belgian Bonds means the 3.125% fixed rate bonds due 27 February 2020 issued by Delhaize pursuant to a prospectus dated 21 November 2012;

Delhaize Intended Belgian Tax Treatment has the meaning given in recital (L);

Delhaize Labor Agreement means any collective bargaining or other material labor union contract or labor arrangement covering any current or former director, officer, employee or consultant of Delhaize or any of its Subsidiaries;

Delhaize Options means the Delhaize EU Options together with the Delhaize US Options;

Delhaize Ordinary Shares means ordinary shares without nominal value of Delhaize;

Delhaize Real Estate Properties means the Delhaize Brussels Real Estate Properties, the Delhaize Flemish Real Estate Properties and the Delhaize Walloon Real Estate Properties;

Delhaize Recommendation has the meaning given in Clause 3.2(b);

Delhaize Required Resolutions has the meaning given in Clause 8.24(b);

Delhaize Retail Belgian Bonds means the 4.250% fixed rate bonds due 19 October 2018 issued by Delhaize pursuant to a prospectus dated 27 September 2011;

Delhaize RSU/PSU means the Delhaize EU PSUs together with the Delhaize US RSUs/PSUs;

Delhaize Shareholders has the meaning given in recital (P);

Delhaize Shares means the Delhaize Ordinary Shares, including (the Delhaize Ordinary Shares represented by) the Delhaize ADSs;

Delhaize Termination Fee has the meaning given in Clause 11.1;

Delhaize US Incentive Plans means the Delhaize America, LLC 2012 Restricted Stock Unit Plan, effective May 24, 2012, and the Delhaize Group 2012 U.S. Stock Incentive Plan, effective May 24, 2012;

Delhaize US Option means an option to purchase a Delhaize ADS, granted pursuant to the Delhaize US Incentive Plans;

Delhaize US RSU/PSU means a restricted stock unit with respect to Delhaize ADSs, whether or not subject to performance vesting conditions, granted pursuant to the Delhaize US Incentive Plans;

Delhaize Walloon Real Estate Properties means any immovable property in the Walloon Region on which Delhaize has ownership rights, rights “in rem” or personal rights on the date of the Merger Agreement, as well as any immovable property in the Walloon Region on which Delhaize has acquired ownership rights, rights “in rem” or personal rights of use after the date of the Merger Agreement;

Delhaize Warranties means the representations and warranties on the part of Delhaize set forth in Clauses 3.2(a) and 3.2(b) and in Part 1 of Schedule 3;

Delhaize Works Council means the national works council of Delhaize;

Dutch Deed of Merger has the meaning given in Clause 2.3;

Effective Time has the meaning given in Clause 2.6;

Employee Procedures has the meaning given in Clause 6.5;

Employees has the meaning given in Clause 6.1;

ERISA means the Employee Retirement Income Security Act of 1974, as amended;

EU Competition Clearance means (i) any decision under Articles 6(1), 6(2), 8(1) or 8(2) of the EU Merger Regulation declaring the Merger to be compatible with the common market or (ii) any decision under Articles 4(4) or 9(3) of the EU Merger Regulation to refer the whole or part of the Merger to a National Competition Authority. In case of a full referral to a National Competition Authority under scenario (ii) above, EU Competition Clearance as set out in (i) is replaced by the requisite clearance (by decision, through expiration of applicable waiting periods or other) by the National Competition Authority under its applicable Competition Laws. In case of a partial referral to a National Competition Authority under scenario (ii) above, EU Competition Clearance as set out in (i) includes the requisite clearance (by decision, through expiration of applicable waiting periods or other) by the National Competition Authority under its applicable Competition Laws;

EU Merger Regulation means Council Regulation (EC) No. 139/2004 of 20 January 2004 on the control of concentrations;

EU PSU Approval has the meaning given in Clause 8.24(b)(iv);

EUR means the lawful currency of the member states of the European Union that adopt the single currency in accordance with the EC Treaty;

Exchange Ratio has the meaning given in Clause 2.6(a);

Executive Committee means the executive committee of Ahold;

Expense Fee means an amount equal to the lesser of (x) EUR 30,000,000 and (y) the aggregate of all reasonable and documented out-of-pocket fees and expenses (including all fees and expenses of counsel, accountants, financial advisors and investment bankers to either Ahold and its Affiliates or Delhaize and its Affiliates, as applicable), incurred by Ahold or Delhaize, as applicable, in connection with or related to the authorization, preparation, negotiation, execution and performance of this Merger Agreement, any filings or submissions under Applicable Rules in connection with the Merger or any other matters related to the Merger or the other transactions contemplated by this Merger Agreement;

Explanation has the meaning given in Clause 8.10(b);

Flemish Soil Clean-Up Statute means the Statute of the Flemish Region of 27 October 2006 on soil clean-up and soil protection;

Foundation Preference Shares has the meaning given in recital (E);

GAAP means generally accepted accounting principles;

Governmental Entity means any governmental or regulatory authority, agency, commission, body or other governmental or regulatory entity, , national or supra-national, state or local, including any self-regulatory organization, including in the Netherlands, Belgium, US, Serbia and Montenegro;

Group means in relation to any person, such person and its Affiliates;

Hive-Down means the transfer of all or part of Delhaize’s assets and liabilities to a Belgian company which is part of (i) the Delhaize Group if the transfer occurs prior to the Effective Time or (ii) the Ahold Group if the transfer occurs after the Effective Time.

HSR Act means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

ICC has the meaning given in Clause 14.1;

IFRS means the accounting principles and practices of the International Accounting Standards Board;

Initial Announcement has the meaning given in Clause 8.1;

Interim Period means the period from the date of this Merger Agreement until the earlier of (i) the Effective Time and (ii) the date on which this Merger Agreement is terminated in accordance with Clause 10;

JDA has the meaning given in Clause 8.46;

Joint Conditions has the meaning given in Clause 4.1;

Management Board has the meaning given in recital (O);

Material Adverse Effect on Delhaize or Ahold means any change, event or development that, individually or taken together with all such other changes, events or developments, has or would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of either the Ahold Group or the Delhaize Group, as applicable, provided that the following shall not be considered in determining whether a Material Adverse Effect has occurred:

(a)	any change, event or development generally affecting the industries in which the Ahold Group or the Delhaize Group, respectively, operate, or any change, event or development in general economic or regulatory, legislative or political conditions or securities, credit, financial or other capital markets conditions, in each case in the Netherlands, Belgium, Great Britain, Greece, the United States or any other jurisdiction, in each case except to the extent that such change, event or development affects the Ahold Group or the Delhaize Group, respectively, in a materially disproportionate manner relative to other businesses operating in the relevant geographic area and in the industries in which the Ahold Group or the Delhaize Group, respectively, operates;

(b)	any change, event or development to the extent resulting from the execution and delivery of this Merger Agreement or the public announcement, pendency or consummation of the Merger or any of the other transactions contemplated by this Merger Agreement, including shareholder litigation and the impact of such changes or developments on the relationships, contractual or otherwise, of such party or any of its Subsidiaries with employees, labor unions, clients, customers, suppliers or partners (provided that the exception in this paragraph (b) shall not apply to any representation or warranty, with respect to Delhaize, in paragraph 5 of Part 1 of Schedule 3 and, with respect to Ahold, in paragraph 5 of Part 2 of Schedule 3);

(c)	any change, event or development to the extent resulting from any failure of the Ahold Group or the Delhaize Group, respectively, to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the facts and circumstances giving rise to such failure may be deemed to constitute, and may be taken into account in determining whether there has been, a Material Adverse Effect if such facts and circumstances are not otherwise described in paragraphs (a), (b) or (e) through (h) of this definition);

(d)	any change, in and of itself, in the market price, credit rating (with respect to such Party or its securities) or trading volume of such Party’s securities (it being understood that the facts and circumstances giving rise to such change may be deemed to constitute, and may be taken into account in determining whether there has been, a Material Adverse Effect if such facts and circumstances are not otherwise described in paragraphs (a), (b) or (e) through (h) of this definition);

(e)	any change or proposed change, after the date of this Merger Agreement, in Applicable Rules, GAAP or IFRS (or, in each case, authoritative interpretation thereof);

(f)	geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of this Merger Agreement, except to the extent that such change, event or development affects the Ahold Group or the Delhaize Group, respectively, in a materially disproportionate manner relative to other businesses operating in the relevant geographic area and in the industries in which the Ahold Group or the Delhaize Group, respectively, operates;

(g)	any hurricane, tornado, flood, earthquake or other natural disaster, except to the extent that such change, event or development affects the Ahold Group or the Delhaize Group, respectively, in a materially disproportionate manner relative to other businesses operating in the relevant geographic area and in the industries in which the Ahold Group or the Delhaize Group, respectively, operates; or

(h)	any change, event or development to the extent resulting from any action by any member of the Ahold Group or the Delhaize Group, respectively, that is expressly required to be taken by this Merger Agreement;

Measurement Date has the meaning given in recital (C);

Merger has the meaning given in Clause 2.1;

Merger Agreement means this agreement, including the schedules and appendices attached thereto;

Merger Date has the meaning given in Clause 2.4;

Merger Proposal has the meaning given in Clause 8.10(a);

Merger Publication Date has the meaning given in Clause 8.15;

Merger Terms has the meaning given in Clause 8.10(c);

Montenegro Competition Clearance means any decision pursuant to Article 50 in conjunction with (i) Article 56 §1 (points 3) or (ii) Article 56 §1 (point 4) and Article 57 §1, §2, §3 of the Montenegro Law on Protection of Competition as published in the Official Gazette of the Republic of Montenegro no. 44/12 allowing the concentration and/or declaring that the concentration does not considerably restrict, distort or prevent competition on the market of the Republic of Montenegro as a whole or in a relevant part thereof;

National Competition Authority means any competent competition authority of a Member State of the European Union;

Notary means a civil law notary (notaris) of Allen & Overy LLP Amsterdam;

NYSE has the meaning given in recital (G);

Order has the meaning given in Clause 4.1(i);

Organizational Documents means, with respect to any Party or any of its Subsidiaries, the certificate of incorporation, articles of association, limited liability company agreement, bylaws or similar organizational documents of such Party or any of its Subsidiaries;

Outstanding Ahold Ordinary Shares means Ahold Ordinary Shares that are issued and outstanding;

Party means Ahold or Delhaize;

Per ADS Merger Consideration has the meaning given in Clause 2.6(b)(iii);

Pre-Merger Certificate has the meaning given in Clause 8.25;

Prospectus has the meaning given in Clause 8.5;

Prospectus Directive has the meaning given in Clause 8.5;

Registration Statement has the meaning given in Clause 8.4;

Relevant Competition Authorities means the antitrust authorities of the United States of America (the US Federal Trade Commission or US Department of Justice), the European Commission, the Commission for Protection of Competition of the Republic of Serbia (Komisija za zaštitu konkurencije) and the Agency for Protection of Competition of the Republic of Montenegro (Agencija za zaštitu konkurencije). In the event of a referral under Article 4(4) or Article 9(3) of the EU Merger Regulation, the National Competition Authority to which the European Commission refers its jurisdiction (in whole or in part) is also included in the definition of Relevant Competition Authorities. In the event of such a referral, and if the European Commission does not retain jurisdiction for certain aspects of the investigation, the European Commission ceases to be part of the definition of Relevant Competition Authorities;

Relevant Competition Clearances means the US Competition Clearance, the EU Competition Clearance, the Serbian Competition Clearance and the Montenegro Competition Clearance;

Remedy Actions has the meaning given in Clause 8.31;

Representatives has the meaning given in Clause 8.47;

SEC has the meaning given in Clause 4.1(g);

Securities Act has the meaning given in Clause 4.1(g);

Serbian Competition Clearance means any decision pursuant to Article 19 §1 and Article 38 §1 in conjunction with (i) Article 37 and Article 65 §1, §2 or (ii) Article 66 of the Serbian Law on Protection of Competition as published in the Official Gazette of the Republic of Serbia nos. 51/2009 and 95/2013) allowing the concentration and/or declaring that the concentration does not considerably restrict, distort or prevent competition on the market of the Republic of Serbia as a whole or in a relevant part thereof;

Subsequent Ahold EGM has the meaning given in Clause 8.21;

Subsequent Delhaize EGM has the meaning given in Clause 8.28;

Subsidiary means, with respect to any person, any corporation, partnership, joint venture, limited liability company or other entity (i) of which such person or a Subsidiary of such person is a general partner or (ii) of which a majority of the voting securities or other voting interests, or a majority of the securities or other interests of which, having by their terms ordinary voting power to elect a majority of the board of directors or persons performing similar functions with respect to such entity, is directly or indirectly owned by such person and/or one or more Subsidiaries thereof;

Superior Proposal means, with respect to Ahold or Delhaize, a third party bona fide written Acquisition Proposal which, if consummated, would result in such third party (or in the case of a direct merger between such third party and Ahold or Delhaize, as applicable, the shareholders of such third party) acquiring, directly or indirectly, all of the Outstanding Ahold Ordinary Shares or Delhaize Ordinary Shares or voting power of Ahold or Delhaize, as applicable, or all of the assets of Ahold and its Subsidiaries or of Delhaize and its Subsidiaries, as applicable, including in each case through the acquisition of one or more Ahold Subsidiaries or Delhaize Subsidiaries owning such assets, and which:

(a)

(i) in the case of Delhaize, provides for a valuation or implied valuation per Delhaize Ordinary Share that is at least 5% higher than the valuation per Delhaize Ordinary Share implied by the Exchange Ratio based upon the volume weighted average trading price of Ahold Ordinary Shares over the ten (10) Trading Days prior to the first public announcement or public dissemination of an Acquisition

Proposal from the third party making the Acquisition Proposal that is determined to be a Superior Proposal (or, if earlier, from the date on which such third party publicly announced its intention to make an Acquisition Proposal) or (ii) in the case of Ahold, provides for a valuation or implied valuation per Ahold Ordinary Share that is at least 5% higher than the volume weighted average trading price of Ahold Ordinary Shares over the ten (10) Trading Days prior to the first public announcement or public dissemination of an Acquisition Proposal from the third party making the Acquisition Proposal that is determined to be a Superior Proposal (or, if earlier, from the date on which such third party publicly announced its intention to make an Acquisition Proposal); and

(b)	is otherwise on terms that the Ahold Boards (in respect of a Superior Proposal concerning Ahold) or the Delhaize Board (in respect of a Superior Proposal concerning Delhaize), as applicable, determines in good faith (following receipt of the advice of its financial advisors and outside legal counsel), taking into account, among other things all legal, financial, non-financial, business, strategic, governance, regulatory, timing and other aspects of the Acquisition Proposal and this Merger Agreement deemed relevant by such board (including conditions to, expected timing and risks of consummation of, and the ability of the party making such proposal to obtain financing for such Acquisition Proposal), are more favorable in the aggregate to Ahold and its stakeholders or Delhaize and its stakeholders, as the case may be, than the transactions contemplated by this Merger Agreement;

in each case of paragraphs (a) and (b) above after taking into account any changes to this Merger Agreement proposed in writing by Ahold in response to the Change in Delhaize Recommendation Notice or the Change in Ahold Recommendation Notice, as applicable;

Supervisory Board has the meaning given in recital (O);

Taxation or Tax means all forms of taxation irrespective by which authority it is imposed, administered or collected and irrespective whether it is imposed, administered or collected in Belgium, the Netherlands or in any other jurisdiction, including income tax, corporation tax, capital gains tax, inheritance tax, value added tax, customs and other import or export duties, excise duties, transfer taxes or duties, social security or other similar contributions, in each case, including tax or amounts equivalent to or in respect of income tax required to be deducted or withheld from or accounted for in respect of any payment, and any interest, penalty, surcharge or fine relating to such taxation;

Tax Return means any returns, reports, declarations or other information required to be filed with a Tax authority relating to Taxation including any information return, claim for refund, amended return and declaration of estimated Tax, and any schedule or attachment thereto;

Terminating Party has the meaning given in Clause 10.1(b);

Termination Date has the meaning given in Clause 10.1(b);

Trading Day means any day on which Euronext Amsterdam and Euronext Brussels are open for trading;

Treasury Regulations has the meaning given in recital (M);

US Competition Clearance means the expiration or termination of the applicable waiting period(s) under the HSR Act and any extension thereof, and all applicable rules and regulations thereunder;

USD means the lawful currency of the United States of America; and

VAT means value added Taxation or its equivalent in any jurisdiction.

2.	Where any Ahold Warranty or Delhaize Warranty is qualified by the expression “to the best knowledge of” a Party, “as far as the Party is aware” or any similar expression, such expression shall mean the actual knowledge of that Party.

3.	In this Merger Agreement, references to an individual include his estate and personal representatives.

4.	References to a company shall be construed so as to include any company, corporation or other body corporate or other legal entity, wherever and however incorporated or established.

5.	A claim, proceeding, dispute, action, or other matter will only be deemed to have been threatened if any written demand or statement has been made or any written notice has been given.

6.	An action taken by a person will be deemed to have been taken in the ordinary course of business only if such action is consistent with the past practices of such person and is taken in the ordinary course of the normal day-to-day operations of such person.

7.	Where any obligation is qualified or phrased by reference to use of reasonable best efforts, it means the efforts that a person desirous of achieving a result would use in similar circumstances to ensure that such result is achieved as expeditiously as possible and, regard shall be had, among other factors, to (i) the price, financial interest and other terms of the obligation; (ii) the degree of risk normally involved in achieving the expected result; and (iii) the ability of an unrelated person to influence the performance of the obligation.

8.	References to the words include, includes or including shall be deemed to read including, but not limited to.

9.	References to the words hereof, hereto, hereby, herein and hereunder and words of similar import when used in this Merger Agreement shall refer to this Merger Agreement as a whole and not to any particular provision of this Merger Agreement.

10.	The words date hereof when used in this Merger Agreement shall refer to the date of this Merger Agreement.

11.	The term or is not exclusive.

12.	The word extent in the phrase to the extent shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply if.

13.	Any agreement, instrument or law defined or referred to herein means such agreement, instrument or law as from time to time amended, modified or supplemented, unless otherwise specifically indicated.

14.	Notwithstanding the Clause headed “Language”, where in this Merger Agreement a Dutch term is given in italics or in italics and in brackets after an English term and there is any inconsistency between the Dutch and the English, the meaning of the Dutch term shall prevail.

15.	No provision of this Merger Agreement will be interpreted in favor of, or against, any of the Parties to this Merger Agreement by reason of the extent to which any such Party or its legal counsel participated in the drafting thereof or by reason of the extent to which any such provision is inconsistent with any prior draft of this Merger Agreement, and no rule of strict construction will be applied against any Party hereto.

16.	All electronic communications from a person shall be deemed to be “written” for purposes of this Merger Agreement.

SCHEDULE 2

INITIAL ANNOUNCEMENT

Ahold and Delhaize announce intention to merge

•	Ahold and Delhaize announce this morning their intention to combine their businesses through a merger of equals

•	The merger will create a complementary base of more than 6,500 stores with 375,000 associates, characterized by trusted brands with strong local identities

•	The combination, Ahold Delhaize, will be able to serve over 50 million[1] customers per week in the United States and in Europe

•	Ahold Delhaize will accelerate innovation, bringing together both companies’ expertise to deliver increased value and choice for customers across its supermarket formats and online platforms

•	The combination will bring together banners offering associates even better places to work, built on similar values and heritage

•	Mats Jansson, Chairman of Delhaize Group, will become Chairman of Ahold Delhaize. Jan Hommen, Chairman of Royal Ahold, and Jacques de Vaucleroy, Delhaize Group Director, will become Vice Chairmen of Ahold Delhaize

•	Dick Boer, Chief Executive Officer of Royal Ahold, will become Chief Executive Officer. Frans Muller, Chief Executive Officer of Delhaize Group, will become Deputy Chief Executive Officer and Chief Integration Officer

•	The transaction will create significant value, with anticipated run-rate synergies of €500 million per year to be fully realized in the third year after completion

•	Both companies are highly cash generative which will allow Ahold Delhaize to invest in future growth and deliver attractive returns to shareholders

•	Ahold and Delhaize businesses reported aggregated net sales of €54.1 billion, adjusted EBITDA of €3.5 billion, net income from continued operations of €1.0 billion and free cash flow of €1.8 billion in 2014[1]

•	Ahold will terminate its ongoing share buyback program; €1 billion will be returned to Ahold shareholders via a capital return and a reverse stock split prior to completion of the transaction

•	At completion, Delhaize shareholders will receive 4.75 Ahold ordinary shares for each Delhaize ordinary share. Ahold shareholders will own c. 61% of the combined company’s equity and Delhaize shareholders will own c. 39% of the combined company’s equity

•	The transaction is expected to be completed mid-2016, following regulatory clearances, associated consultation procedures and shareholder approval

•	The Executive Committee and Board of Directors of Delhaize as well as Management and Supervisory Boards of Ahold unanimously support and recommend the transaction

Brussels, Belgium and Zaandam, the Netherlands – June 24, 2015 Leading international food retailers Delhaize Group (Delhaize) and Koninklijke Ahold N.V. (Ahold) today announced that they have entered into an agreement to merge. The combined company, which will be named Ahold Delhaize, will have a portfolio of strong, trusted local brands with more than 375,000 associates serving more than 50 million customers every

[1]	These figures are an aggregation of the reported data of Ahold and Delhaize without any pro forma adjustments. They exclude joint ventures in Portugal and Indonesia.

week in the United States and Europe. The company will have enhanced scale across regions, market-leading retail offerings to serve customers’ changing needs, and a strong financial profile from which to fund innovation and investments in future growth. Ahold Delhaize will capitalize on the strong heritage and values of both companies, as well as complementary cultures, neighboring geographies, and the impact of combining successful sustainability programs.

Jan Hommen, Chairman of Ahold, and Mats Jansson, Chairman of Delhaize, said: “This is a true merger of equals, combining two highly complementary businesses to create a world-leading food retailer. The transaction delivers a compelling value proposition for our shareholders, a superior offering for our customers and attractive opportunities for our associates.”

Frans Muller, CEO of Delhaize, said: “We believe that the proposed merger of Ahold and Delhaize will create significant value for all our stakeholders. Supported by our talented and committed associates, Ahold Delhaize aims to increase relevance in its local communities by improving the value proposition for its customers through assortment innovation and merchandising, a better shopping experience both in stores and online, investments in value, and new store growth. We look forward to working closely with the Ahold team to implement a smooth integration process and realize the targeted synergies.”

Dick Boer, CEO of Ahold, said: “The proposed merger with Delhaize is an exciting opportunity to create an even stronger and more innovative retail leader for our customers, associates and shareholders worldwide. With extraordinary reach, diverse products and formats, and great people, we are bringing together two world-class organizations to deliver even more for the communities we serve. Our companies share common values, proud histories rooted in family entrepreneurship, and businesses that complement each other well. We look forward to working together to reach new levels of service and success.”

KEY TERMS OF THE MERGER

•	The merger will take place through a cross-border legal merger of Delhaize into Ahold

•	Delhaize shareholders will receive 4.75 Ahold ordinary shares for each Delhaize ordinary share

•	Ahold will terminate its ongoing share buyback program; €1 billion will be returned to Ahold shareholders via a capital return and a reverse stock split prior to completion of the transaction

•	Ahold Delhaize will be listed on the Amsterdam Stock Exchange and the Brussels Stock Exchange

•	Delhaize’s ADS program will be terminated at completion and Delhaize ADS holders will have the choice to receive either Ahold ADRs under the current Ahold OTC ADRs program or Ahold Delhaize ordinary shares

•	Pending shareholder approvals and regulatory clearance, as well as other customary conditions, the deal is expected to complete mid-2016

CLEAR BENEFITS FOR CUSTOMERS, ASSOCIATES AND SHAREHOLDERS

The merger of Ahold and Delhaize will bring significant benefits and long-term value to customers, associates and shareholders:

•	A complementary base of more than 6,500 stores characterized by trusted brands with strong local identities, and a shared focus on customers and communities

Strong, trusted local brands in complementary regions will enable Ahold Delhaize to better compete in its key regions and strengthen its overall market position. The combination enhances scale, allowing for more investment in innovation and meeting evolving customer needs.

•	Superior customer offering with enhanced choices in products, services and shopping anytime, anywhere

Ahold Delhaize’s brands will be able to offer an expanded range of high-quality goods and services at competitive prices to better meet customers’ changing needs. From providing a broader selection in own brand products to having a wider range of store formats, customers will have more and easier ways to shop, whether they are visiting stores, or shopping online with pick-up points and home delivery, both in food and non-food.

•	Offering an even better place to work, built on similar values and heritage

Both companies share similar values and heritage of family entrepreneurship. With an employee base of talented, committed associates, Ahold Delhaize will bring together the best of the cultures and business practices of its banners across a larger and more diverse company. Ahold Delhaize will make its banners even more attractive places to work, offering even more diverse and compelling career development opportunities.

•	Increases the impact of social responsibility and sustainability programs

The combined company will be able to further strengthen the focus on social responsibility and sustainability programs, and provide customers with healthy choices by using their combined scale, skills, experience and values to drive innovation, increasing their positive impact on local communities.

•	Bringing together two financially strong businesses

Strong cash flow generation will provide the combined company with an enhanced capability to invest in future growth and deliver attractive returns to shareholders. The companies generated aggregated free cash flow of €1.8 billion in 2014. Ahold Delhaize is committed to an investment grade credit rating. The combined company is currently expected to adopt a dividend policy with a pay-out ratio of 40-50% of adjusted net income.

•	Significant value creation potential for shareholders

The transaction is expected to be accretive to earnings in the first full year after completion, with anticipated run-rate synergies of €500 million per annum to be fully realized in the third year after completion. One-off costs of €350 million will be required to achieve synergies.

GOVERNANCE AND ORGANIZATION

Subject to applicable shareholder or other approvals, the governance of the combined company will be as follows:

•	The combined company will be named Ahold Delhaize and will be headquartered in the Netherlands

•	The combined company will be governed by a two-tier board comprising a Supervisory Board and a Management Board. The day-to-day management will be delegated to the Executive Committee

•	The Supervisory Board will consist of 14 members, comprising seven members from each of Ahold and Delhaize. Mr. Mats Jansson will be the Chairman of the Supervisory Board. Mr. Jan Hommen and Mr. Jacques de Vaucleroy will serve as Vice Chairmen. Mr. Mats Jansson and Mr. Jan Hommen will form the Presidium of the Supervisory Board

•	Mr. Dick Boer, currently CEO of Ahold, will be the CEO of the combined company. Mr. Frans Muller, currently CEO of Delhaize, will be Deputy CEO and Chief Integration Officer

•	Mr. Jeff Carr, currently CFO of Ahold, will be CFO. Mr. Pierre Bouchut, currently CFO of Delhaize, will become Chief Operating Officer for Europe. The current Chief Operating Officers of Ahold and Delhaize in the United States, Mr. James McCann and Mr. Kevin Holt, will stay on as COOs of their respective businesses

•	The Management Board of the combined company will consist of the CEO, the Deputy CEO, the CFO and the three COOs for the US and Europe. They will be supported by the functional leaders of HR, Legal and Commercial and together they will form the Executive Committee

•	The combined company’s European Head Office will be based in Brussels, Belgium. For the combined company, Delhaize will remain the leading brand in Belgium and the banner will continue to be run from the Brussels office

TRANSACTION DETAILS

It is intended that this combination will be achieved by means of a cross-border legal merger of Delhaize into Ahold. Under the terms of the merger, each Delhaize shareholder will receive 4.75 Ahold ordinary shares (“Ahold share”) for each Delhaize ordinary share (“Delhaize share”) that it holds (the “Exchange Ratio”). Each Delhaize ADS will be cancelled in exchange for the right of the holder of such Delhaize ADS to receive, at its election, an amount of Ahold ADSs or an amount of Ahold Ordinary Shares in accordance with the Exchange Ratio. Prior to completion of the merger, Ahold will return €1 billion to Ahold shareholders through a reverse stock split and capital return. Ahold will cancel the remainder of its €500 million share buyback program which was announced and commenced in March 2015. To date, Ahold has repurchased a total of 8,795,407 Ahold shares for a total consideration of €161 million. Ahold Delhaize shares are intended to be listed on both Euronext Amsterdam and Euronext Brussels as of completion of the merger.

Unanimously recommended by Delhaize’s Board of Directors

After careful consideration, the Board of Directors of Delhaize believes the merger to be in the best interests of Delhaize and its stakeholders, including its shareholders, and unanimously recommends the merger for approval to the Delhaize shareholders.

An extraordinary general meeting of shareholders (“EGM”) of Delhaize, resolving on, among other things, the merger and related governance matters (the “Delhaize Resolutions”), is expected to take place in the first half of 2016. Subject to the terms of the merger agreement, the Board of Directors of Delhaize will propose and recommend the Delhaize Resolutions to the Delhaize shareholders.

The Board of Directors of Delhaize may revoke, modify, amend or qualify their recommendation in case of a Superior Proposal (as defined below).

Unanimously recommended by Ahold’s Management Board and Supervisory Board

After careful consideration, the Supervisory Board and the Management Board of Ahold believe the merger to be in the best interests of Ahold and its stakeholders, including its shareholders, and unanimously recommend the merger for approval to the Ahold shareholders.

An extraordinary general meeting of shareholders of Ahold, resolving on, among other things, the capital return and reverse stock split and the merger and governance matters related to the merger (the “Ahold Resolutions”), is expected to take place in the first half of 2016. Subject to the terms of the merger agreement, the Supervisory Board and the Management Board of Ahold will propose and recommend the Ahold Resolutions to Ahold’s shareholders.

The Supervisory Board and the Management Board of Ahold may revoke, modify, amend or qualify their recommendation in case of a Superior Proposal (as defined below).

Merger conditions

The obligation of the parties to implement and execute the merger is subject to the satisfaction or waiver of customary conditions, including:

a)	The Ahold EGM having approved the Ahold Resolutions and the Delhaize EGM having approved the Delhaize Resolutions.

b)	The receipt of the relevant competition clearances, or, where applicable, expiration or termination of applicable waiting periods in lieu of such consents or approvals.

c)	The new Ahold ordinary shares issuable to the Delhaize shareholders pursuant to the merger having been approved for admission to listing and trading on Euronext Amsterdam and Euronext Brussels.

d)	The Prospectus having been approved by the AFM under Dutch law and having been passported into Belgium in accordance with applicable rules.

e)	A registration statement having been declared effective by the US Securities and Exchange Commission under the US Securities Act of 1933, as amended.

f)	No opposition by an Ahold creditor having been filed or, if filed (as the case may be) such opposition having been withdrawn, resolved or lifted by an enforceable court order by the relevant court of the Netherlands.

g)	No governmental entity of competent jurisdiction having enacted, issued, promulgated, enforced or entered any order, injunction, judgment, decree or other action which is in effect and prohibits or makes illegal the consummation of the merger.

h)	Ahold and Delhaize having obtained a Belgian tax ruling confirming that the merger can benefit from tax neutrality.

i)	No material adverse effect having occurred with regard to Ahold or Delhaize.

j)	No material breach of warranties given by Ahold or Delhaize, respectively.

k)	No breach of their respective undertakings under the merger agreement by Ahold or Delhaize.

Superior proposal

Until their respective EGMs, each party’s Board may revoke or amend its recommendation if a third party has made a superior proposal, which is not matched within 10 days (or, in the case of amendments to the proposal, within 5 days) by the other party. A “superior proposal” means a proposal to acquire all the shares, or all the assets, against a consideration which exceeds the implied value of the applicable company in the merger by at least 5%, and is otherwise on terms that are more favorable to such party than the terms of this transaction.

If a party changes or revokes its recommendation, the other party may terminate the merger agreement.

Termination fee

In case of termination of the merger agreement under certain circumstances, including in the context of a superior proposal, Ahold or Delhaize, as applicable, would owe the other party a €150 million termination fee.

If a party’s EGM does not adopt the required resolutions and the other party terminates the merger agreement as a result, the first party must reimburse the other party for its out of pocket expenses of up to €30 million.

Further process and indicative time table

Ahold and Delhaize will seek to obtain all the necessary approvals and competition clearances as soon as is practicable and will initiate the information and applicable consultation procedures, with Delhaize’s and Ahold’s works councils and unions as soon as possible.

Ahold and Delhaize both intend to convene a general meeting of shareholders in the first half of 2016 to vote on the Ahold and Delhaize required resolutions.

Based on the required steps and subject to the necessary approvals, Ahold and Delhaize anticipate that the merger will be completed mid-2016.

Transaction advisors

In connection with the transaction, Ahold’s financial advisors are Goldman Sachs International and J.P. Morgan, and its legal counsels are Allen & Overy LLP and Simpson Thacher & Bartlett LLP. On behalf of Delhaize, Bank of America Merrill Lynch and Deutsche Bank are acting as joint lead financial advisors and Cravath, Swaine & Moore LLP and Linklaters LLP are acting as legal counsel. Lazard has also provided financial advice to Delhaize Group.

Transaction website

Please visit www.adcombined.com for additional material on today’s announcement.

Investor conference call

A conference call will take place today at 09.00 CEST to discuss this morning’s announcement. If you wish to join, please dial one of the following numbers:

From Brussels: +32(0)2 404 0660

From the Netherlands: +31(0)20 716 8256

From the US: +1 212 444 0895 or +1 877 280 1254

From the UK: +44(0)20 3427 1904

Confirmation code: 1225825

The presentation slides will be available from the transaction website at www.adcombined.com. The presentation slides may be downloaded before the start of the conference call from the website at www.adcombined.com.

A recording of the conference call will also be available from today on the website at www.adcombined.com.

Press conference

A press conference will also take place today at 12.00 CEST at the Business Faculty Brussels, St. Lendriksborre 6 Font Saint Landry, 1120 Brussels.

It will be simultaneously webcast on www.adcombined.com and available to view thereafter.

For more information

Delhaize Group	Koninklijke Ahold N.V.
Investor relations contacts Frederic van Daele +32 2 412 2151 Aurélie Bultynck +32 2 412 2151	Investor relations contacts Henk Jan ten Brinke +31 88 659 5213

Media contacts Nicolas van Hoecke +32 2 412 8669	Media contacts Tim van der Zanden +31 88 659 5134

Delhaize Group

Delhaize Group is a Belgian international food retailer present in seven countries on three continents. At the end of March 2015, Delhaize Group’s sales network consisted of 3,410 stores. In 2014, Delhaize Group recorded

€21.4 billion ($29.4 billion) in revenues and €89 million ($118 million) net profit (Group share). At the end of 2014, Delhaize Group employed approximately 150,000 people. Delhaize Group’s stock is listed on NYSE Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

Koninklijke Ahold N.V.

Ahold is an international retailing group based in the Netherlands and active in the United States and Europe. Operating supermarkets and selling great food has been its core business for over 125 years. With over 3,200 stores, market-leading online businesses, and over 227,000 associates, Ahold 2014 sales amounted to €32.8 billion with an underlying operating income of €1.3 billion. Ahold is listed on Euronext Amsterdam (AH).

Legal notice

NO OFFER OR SOLICITATION

This communication is being made in connection with the proposed business combination transaction between Koninklijke Ahold N.V. also known as Royal Ahold (“Ahold”) and Delhaize Group (“Delhaize”). This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable Dutch, Belgian and other European regulations. This communication is not for release, publication or distribution, in whole or in part, in or into, directly or indirectly, any jurisdiction in which such release, publication or distribution would be unlawful.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed transaction, Ahold will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 that will include a prospectus. The prospectus will be mailed to the holders of American Depositary Shares of Delhaize and holders of ordinary shares of Delhaize (other than holders of ordinary shares of Delhaize that are non-U.S. persons (as defined in the applicable rules of the SEC)). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AHOLD, DELHAIZE, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the prospectus and other documents filed with the SEC by Ahold and Delhaize through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the prospectus and other documents filed by Ahold with the SEC by contacting Ahold Investor Relations at investor.relations@ahold.com or by calling +31 88 659 5213, and will be able to obtain free copies of the prospectus and other documents filed by Delhaize by contacting Investor Relations Delhaize Group at Investor@delhaizegroup.com or by calling +32 2 412 2151.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements, which do not refer to historical facts but refer to expectations based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those included in such statements. These statements or disclosures may discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to Ahold or Delhaize, based on current beliefs of management as well as assumptions made by, and information currently available to, management. Forward-looking statements generally will be accompanied by words such as

“anticipate,” “believe,” “plan,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “possible,” “potential,” “predict,” “project” or other similar words, phrases or expressions. Many of these risks and uncertainties relate to factors that are beyond Ahold’ s or Delhaize’s control. Therefore, investors and shareholders should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: the occurrence of any change, event or development that could give rise to the termination of the merger agreement; the ability to obtain the approval of the transaction by Ahold’s and Delhaize’s shareholders; the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated; failure to satisfy other closing conditions with respect to the transaction on the proposed terms and timeframe; the possibility that the transaction does not close when expected or at all; the risks that the new businesses will not be integrated successfully or promptly or that the combined company will not realize the expected benefits from the transaction; Ahold’s or Delhaize’s ability to successfully implement and complete its plans and strategies and to meet its targets; risks related to disruption of management time from ongoing business operations due to the proposed transaction; the benefits from Ahold’s or Delhaize’s plans and strategies being less than anticipated; the effect of the announcement or completion of the proposed transaction on the ability of Ahold to retain customers and retain and hire key personnel, maintain relationships with suppliers, and on their operating results and businesses generally; litigation relating to the transaction; the effect of general economic or political conditions; Ahold’s ability to retain and attract employees who are integral to the success of the business; business and IT continuity, collective bargaining, distinctiveness, competitive advantage and economic conditions; information security, legislative and regulatory environment and litigation risks; and product safety, pension plan funding, strategic projects, responsible retailing, insurance and unforeseen tax liabilities. The foregoing list of factors is not exhaustive. Forward-looking statements speak only as of the date they are made. Ahold does not assume any obligation to update any public information or forward-looking statement in this communication to reflect events or circumstances after the date of this communication, except as may be required by applicable laws.

SCHEDULE 3

WARRANTIES

PART 1

DELHAIZE WARRANTIES

Existence

1.	Delhaize is validly existing and is a company duly incorporated under the laws of Belgium as a public limited liability company (naamloze vennootschap / société anonyme). Each Subsidiary of Delhaize is a company or other entity duly organised and validly existing under the laws of the jurisdiction of its incorporation or organization.

2.	No action has been taken, or will be taken, or is, or will be, contemplated to dissolve or liquidate Delhaize (other than the Merger) or any of its Subsidiaries, and, to the knowledge of Delhaize, no insolvency proceedings have been, or will be, proposed, commenced or threatened against Delhaize or any of its Subsidiaries and no judgment has been made or is pending declaring Delhaize or any of its Subsidiaries insolvent.

Power, authority and execution

3.	Each of Delhaize and each of its Subsidiaries has full power and authority (corporate and otherwise) to carry on its respective business as currently conducted and, with respect to Delhaize, to enter into, execute, deliver and carry out the terms of this Merger Agreement and to incur and discharge its obligations provided for herein.

4.	This Merger Agreement has been duly and properly executed and duly delivered, as required by Applicable Rules, by Delhaize, and assuming due authorization, execution and delivery of this Merger Agreement by Ahold, constitutes a legal and binding obligation of Delhaize, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of the creditors’ rights generally or by general principles of equity.

5.	As at the date of the Merger Agreement, the Merger Publication Date and the Merger Date, respectively, Delhaize has taken all corporate action required by it to authorize it to perform its obligations pursuant to this Merger Agreement and the execution by Delhaize of this Merger Agreement and of each of the other documents contemplated by this Merger Agreement, or in connection with the Merger, to which Delhaize is or will be a party and the performance of the obligations of Delhaize under it and each of them do not and will not conflict with, or constitute or result in, a breach of or default under the provisions of (i) the Organizational Documents of Delhaize or any of its Subsidiaries or (ii) any material contract, note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or other obligation to which Delhaize or any of its Subsidiaries is a party or trigger any obligations or liabilities of material importance for Delhaize or any of its Subsidiaries other than as fairly disclosed to Ahold in the Ahold Due Diligence or as would not, individually or taken together with all such other breaches, reasonably be expected to have a Material Adverse Effect on Delhaize.

Share capital

6.

As at the date of the Merger Agreement, the Merger Publication Date and the Merger Date, the Delhaize Ordinary Shares and Delhaize ADSs issued and outstanding are duly authorized, validly issued and fully paid up and, at the date of this Merger Agreement, constitute the entire issued share capital of Delhaize. To the best of Delhaize’s knowledge, Appendix A accurately reflects the details of the Delhaize Equity Awards on the Measurement Date, including each of the number of outstanding Delhaize EU Options, Delhaize US Options, Delhaize EU PSUs and Delhaize US RSUs/PSUs (in each case, assuming satisfaction of any performance vesting conditions at target levels). Recitals (F) and (G) and, to the best of Delhaize’s knowledge, Appendix A accurately reflect the details of the share capital of Delhaize on the date of this Merger Agreement or the Measurement Date, as applicable. From the Measurement Date to the date of this Merger Agreement, Delhaize has not issued any Delhaize Ordinary Shares or Delhaize ADSs other than the issuance of Delhaize Ordinary Shares or Delhaize ADSs, as applicable, upon the exercise or vesting of, or pursuant to, Delhaize Equity Awards outstanding as of the Measurement Date and in accordance with their respective terms in effect at such time.

7.	Other than as set forth in recitals (F) and (G) or Appendix A, as of the date of this Merger Agreement, there were no outstanding rights granted by Delhaize or any of its Subsidiaries to subscribe for, that are convertible or exchangeable into or whose value is determined with respect to, any shares in the share capital of, or other securities in, Delhaize or any Subsidiaries of Delhaize.

8.	All Delhaize Equity Awards are evidenced by stock option agreements, restricted stock unit agreements, or performance stock unit agreements, in each case, in the forms made available in the data room prepared by Delhaize, and no stock option agreement, restricted stock unit agreement or performance stock unit agreement contains terms that are inconsistent with or contrary to such forms, the applicable Delhaize Incentive Plan or Applicable Rules.

9.	The Delhaize Accounts:

(a)	have been prepared in accordance with IFRS as adopted by the European Union and all applicable legal requirements; and

(b)	give a true and fair view (getrouw beeld) of the consolidated financial position of Delhaize as at the Accounts Date and of the consolidated profit or loss and cash flows of Delhaize for the period ended on the Accounts Date in accordance with IFRS as adopted by the European Union.

Absence of Changes

10.	Since the Accounts Date to the date of this Merger Agreement, no change, event or development has occurred that, individually or taken together with all such other changes, events or developments, has had or would reasonably be expected to have a Material Adverse Effect on Delhaize.

Disclosure

11.	The public disclosures made by Delhaize since the Accounts Date (including regulatory filings, financial statements, press releases and other information communicated to the market) are true and accurate in all material respects and do not require any further disclosure or update in order to avoid any such prior disclosure being materially incorrect, misleading or incomplete by reference to the date of the relevant disclosure and Delhaize has not failed to observe any obligation to make any such public disclosure.

12.	To the extent that Delhaize has postponed the public disclosure of price sensitive information as permitted by, and in accordance with, Article 10 of the Law of 2 August 2002 on the supervision of the financial sector and on financial services, such information has been fairly disclosed to Ahold in the Ahold Due Diligence.

13.	All information contained in the data room prepared by Delhaize is, to the best of Delhaize’s knowledge, true and accurate in all material respects and nothing has intentionally been omitted which renders any of that information incomplete or misleading and no untrue information has intentionally been included in that data room.

Compliance with Laws

14.	Except for the matters that are fairly disclosed to Ahold in the Ahold Due Diligence, the businesses of Delhaize and each of its Subsidiaries (including the Delhaize Benefit Plans) have been conducted and administered in compliance with all Applicable Rules, except where the failure to so comply would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Delhaize.

APPENDIX A

DELHAIZE INCENTIVES ON THE MEASUREMENT DATE

Delhaize EU Options

	Date of		# of Awards Outstanding	Exercise Price (€)
Plan	Grant	Expiry
2009 SOP	Jun-2009	May-2016	11,948	50.03
2007	Jun-2007	Jun-2017	42,305	71.84
2010	Jun-2010	Jun-2017	35,807	66.29
2011	Jun-2011	Jun-2018	62,443	54.11
2012	Jun-2012	May-2019	360,973	30.99
2012bis	Nov-2012	May-2019	35,000	26.39
2013	May-2013	May-2020	257,944	49.85
2013	Nov-2013	May-2020	15,731	43.67
2013	Dec-2013	May-2020	93,063	41.71

Total			915,214

Delhaize US Options

	Date of		# of Awards Outstanding	Exercise price ($)
Plan	Grant	Expiry
2006	Jun-2006	Jun-2016	179,603	63.04
2007	Jun-2007	Jun-2017	722,837	96.30
2008	May-2008	May-2018	120,820	74.76
2009	Jun-2009	Jun-2019	50,910	70.27
2010	Jun-2010	Jun-2020	76,822	78.33
2011	Jun-2011	Jun-2021	119,557	78.42
2012	May-2012	May-2022	69,201	38.86
2013	May-2013	May-2023	222,762	64.75
2013	Nov-2013	Nov-2023	11,237	58.40
Other			254,382	Various

Total			1,828,131

Delhaize EU PSUs – (assuming satisfaction of perofrmance vesting conditions at target levels)

	Date of		# of Awards Outstanding	Exercise Price (€)
Plan	Grant	Expiry
2014	May-2014	May-2017	132,705	—
2015	May-2015	May-2018	88,432	—

Total			221,137

Delhaize US RSUs/PSUs

RSUs

	Date of		# of Awards Outstanding	Exercise Price (€)
Plan	Grant	Expiry
n.a.	Jun-2011	14-Jun-2016	12,440	—
n.a.	May-2012	15-Jun-2016	13,804	—
n.a.	May-2012	15-Jun-2017	13,469	—
n.a.	May-2013	15-Jun-2016	54,524	—

Total			94,237

PSUs – (assuming satisfaction of performance vesting conditions at target levels)

	Date of		# of Awards Outstanding	Exercise Price (€)
Plan	Grant	Expiry
2013	May-2013	Jun-2016	113,756	—
2013	Nov-2013	Jun-2016	3,979	—
2014	May-2014	Jun-2017	161,965	—
2014	Jul-2014	Jul-2017	18,739	—
2014	Dec-2014	Dec-2017	7,782	—
2015	May-2015	Jun-2018	494,087	—

Total			800,308

PART 2

AHOLD WARRANTIES

Existence

1.	Ahold is validly existing and is a company duly incorporated under the laws of the Netherlands as a public limited liability company (naamloze vennootschap). Each Subsidiary of Ahold is a company or other entity duly organised and validly existing under the laws of the jurisdiction of its incorporation or organization.

2.	No action has been taken, or will be taken, or is, or will be, contemplated to dissolve or liquidate Ahold (other than the Merger) or any of its Subsidiaries, and, to the knowledge of Ahold, no insolvency proceedings have been, or will be, proposed, commenced or threatened against Ahold or any of its Subsidiaries and no judgment has been made or is pending declaring Ahold or any of its Subsidiaries insolvent.

Power, authority and execution

3.	Each of Ahold and each of its Subsidiaries has full power and authority (corporate and otherwise) to carry on its respective business as currently conducted and, with respect to Ahold, to enter into, execute, deliver and carry out the terms of this Merger Agreement and to incur and discharge its obligations provided for herein.

4.	This Merger Agreement has been duly and properly executed and duly delivered, as required by Applicable Rules, by Ahold, and assuming due authorization, execution and delivery of this Merger Agreement by Ahold, constitutes a legal and binding obligation of Ahold, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of the creditors’ rights generally or by general principles of equity.

5.	As at the date of the Merger Agreement, the Merger Publication Date and the Merger Date, respectively, Ahold has taken all corporate action required by it to authorize it to perform its obligations pursuant to this Merger Agreement and the execution by Ahold of this Merger Agreement and of each of the other documents contemplated by this Merger Agreement, or in connection with the Merger, to which Ahold is or will be a party and the performance of the obligations of Ahold under it and each of them do not and will not conflict with, or constitute or result in, a breach of or default under the provisions of (i) the Organizational Documents of Ahold or any of its Subsidiaries or (ii) any material contract, note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or other obligation to which Ahold or any of its Subsidiaries is a party or trigger any obligations or liabilities of material importance for Ahold or any of its Subsidiaries other than as fairly disclosed to Delhaize in the Delhaize Due Diligence or as would not, individually or taken together with all such other breaches, reasonably be expected to have a Material Adverse Effect on Ahold.

Share capital

6.	As at the date of the Merger Agreement, the Merger Publication Date and the Merger Date, the Ahold Ordinary Shares and Ahold ADSs issued and outstanding are duly authorized, validly issued and fully paid up and, at the date of this Merger Agreement, constitute the entire issued share capital of Ahold. Appendix B reflects, to the best knowledge of Ahold, the total number of outstanding Ahold Equity Awards as of April 19, 2015. Recitals (C), (D) and (E) accurately reflect, as of the date of this Merger Agreement or the Measurement Date, as applicable, and Appendix B reflects, to the best knowledge of Ahold, the details of the share capital of Ahold. From the Measurement Date to the date of this Merger Agreement, Ahold has not issued any Ahold Ordinary Shares or Ahold ADSs other than the issuance of Ahold Ordinary Shares or Ahold ADSs, as applicable upon the exercise or vesting of, or pursuant to, Ahold Equity Awards outstanding as of the Measurement Date and in accordance with their respective terms in effect at such time.

7.	Other than as set forth in recitals (C), (D) and (E) and Appendix B, as of the date of this Merger Agreement, there were no outstanding rights granted by Ahold or any of its Subsidiaries to subscribe for, that are convertible or exchangeable into or whose value is determined with respect to, any shares in the share capital of, or other securities in, Ahold or any Subsidiaries of Ahold.

8.	All Ahold Equity Awards are granted and governed by the plan rule documents and brochures made available in the data room prepared by Ahold and do not contain terms that are inconsistent with or contrary to such rule documents and brochures, the applicable Ahold Incentive Plans or Applicable Rules.

9.	The Ahold Accounts:

(a)	have been prepared in accordance with IFRS as adopted by the European Union and all applicable legal requirements; and

(b)	give a true and fair view (getrouw beeld) of the consolidated financial position of Ahold as at the Accounts Date and of the consolidated profit or loss and cash flows of Ahold for the period ended on the Accounts Date in accordance with IFRS as adopted by the European Union.

Absence of Changes

10.	Since the Accounts Date to the date of this Merger Agreement, no change, event or development has occurred that, individually or taken together with all such other changes, events or developments, has had or would reasonably be expected to have a Material Adverse Effect on Ahold.

Disclosure

11.	The public disclosures made by Ahold since the Accounts Date (including regulatory filings, financial statements, press releases and other information communicated to the market) are true and accurate in all material respects and do not require any further disclosure or update in order to avoid any such prior disclosure being materially incorrect, misleading or incomplete by reference to the date of the relevant disclosure and Ahold has not failed to observe any obligation to make any such public disclosure.

12.	To the extent that Ahold has postponed the public disclosure of price sensitive information as permitted by, and in accordance with, Article 5:25i of the Dutch Act on Financial Supervision (Wet op het financieel toezicht) such information has been fairly disclosed to Delhaize in the Delhaize Due Diligence.

13.	All information contained in the data room prepared by Ahold is, to the best of Ahold’s knowledge, true and accurate in all material respects and nothing has intentionally been omitted which renders any of that information incomplete or misleading and no untrue information has intentionally been included in that data room.

Compliance with Laws

14.	Except for the matters that are fairly disclosed to Delhaize in the Delhaize Due Diligence, the businesses of Ahold and each of its Subsidiaries (including the Ahold Benefit Plans) have been conducted and administered in compliance with all Applicable Rules, except where the failure to so comply would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Ahold.

APPENDIX B

AHOLD EQUITY AWARDS

Approximately 15,893,413 unvested shares were outstanding as of April 19, 2015.

Disclosures:

(A)	Both the 2011 and 2012 equity grants have two ‘legs’. The first leg is a conditional share grant with a three year employment condition only. These shares have vested already in 2014 and 2015 respectively. These (already vested) conditional shares qualify for matching shares. Participants will be granted a 1 to 5 match for all shares still in their possession two years after the vesting date. Ahold expects to grant an additional 80,000 to 120,000 shares as matching shares in 2016 and 2017 respectively.

The second ‘leg’ are the currently still outstanding 2011 and 2012 performance shares with a five year performance period, with Relative TSR as the performance hurdle, with a scheduled vesting date in March 2016 and 2017 respectively.

(B)	In line with current (and past) policy, Ahold will make an additional equity grant near the end of 2015 to individuals who have been promoted after the main grant in April 2015, or to those who were missed in April or joined Ahold after the April 2015 grant. It is anticipated that the ‘sweeping’ round grant will add an additional 8% to the total number of shares granted in 2015. All shares granted are governed by the Anchovy Global Reward Opportunity (GRO) plan 2015.

SCHEDULE 4

INTERIM PERIOD

PART 1

DELHAIZE BUSINESS

1.	make any material changes to the legal, tax or accounting structure, principles or practices of the Delhaize Group except in the ordinary course of business consistent with past practice or as required or prompted by Applicable Rules;

2.	in respect of Delhaize only, and for the avoidance of doubt, excluding any and all of its Subsidiaries, amend its articles of association or similar constitutional documents (including terms of reference of corporate bodies) except as required by Applicable Rules, in each case other than amendments to Delhaize’s articles of association necessary in connection with the renewal of the authorization to purchase treasury shares and the exercise, vesting, settlement or forfeiture of any Delhaize Equity Awards or the Hive-Down;

3.	in respect of Delhaize only, and for the avoidance of doubt, excluding any and all of its Subsidiaries, declare, make or pay any dividend or any distribution in cash or in kind, whether from capital or reserves, it being understood that Delhaize shall be entitled to pay its annual dividend in 2016 in an amount and in a manner consistent with past practice; provided that Delhaize shall be entitled to accelerate the timing of such payment in 2016 in the event Delhaize determines that the Closing can reasonably be expected to occur between the date of the Ahold annual shareholders’ meeting and the date of the Delhaize annual shareholders’ meeting (the Accelerated Dividend);

4.	create, issue, grant, increase, split, combine, amend the rights of, acquire, repurchase, reduce, repay, redeem or dispose of or encumber any shares, or equity interests or derivative equity instruments, whether cash settled or physically settled, including options or phantom shares, in the capital of Delhaize, or any instruments convertible or exchangeable into shares of Delhaize, in each case other than pursuant to the exercise, vesting, settlement or forfeiture of any outstanding Delhaize Equity Awards or except as provided for in sections 2 and 3 of the Delhaize Disclosure Letter;

5.	except for the creation of liens arising in the ordinary course of business or intragroup transactions, sell or dispose of, transfer, wholesale, lease, license, encumber, create, issue or grant any third party rights over:

(a)	any of the Delhaize Group’s material assets;

(b)	any of the Delhaize Group’s material rights; and/or

(c)	any securities in any member of the Delhaize Group,

except if the value of any such transaction does not exceed EUR 50 million on an individual basis and EUR 150 million in aggregate;

6.	provide, extend or renew any guarantee or security for the obligations of any other party other than those of any of the companies forming part of the Delhaize Group, except in the ordinary course of business and in an amount not in excess of EUR 50 million;

7.	enter into any new material borrowings or change or agree to change the principal terms of any material existing borrowings, other than (A) in the ordinary course of business consistent with past practice or (B) foreign exchange or interest rate swap agreements entered into in the ordinary course and not for speculative purposes, (C) request and implement any amendment or waiver to the terms and conditions of the Delhaize Belgian Bonds and/or exercise the issuer call option provided under Clause 6.3 of the terms and conditions of the Delhaize Institutional Belgian Bonds or (D) any intragroup arrangements within the Delhaize Group;

8.	make or enter into any capital or investment commitments other than (A) in the ordinary course of business, (B) within the limits of the total amounts provided for in the capital expenditure information for 2015 and 2016 that was provided to Ahold prior to the date of this Merger Agreement or (C) capital or investment commitments with a value not exceeding EUR 50 million on an individual basis and EUR 150 million in aggregate;

9.	directly or indirectly acquire by merging with, purchasing a substantial equity interest in or a substantial portion of the assets of, or making a substantial investment in or a substantial loan or capital contribution to any company, partnership or other business organization or undertaking that is not a wholly-owned Subsidiary of Delhaize, except if the value of any such transaction does not exceed EUR 50 million on an individual basis and EUR 150 million in the aggregate;

10.	enter into any material agreement, amend, extend or terminate any material contract, where for these purposes a “material” contract shall include (i) any contract involving annual payments of more than EUR 50 million (other than contracts providing for the purchase of merchandise or other inventory in the ordinary course of business), or (ii) any multi-period contract (including for purchase of merchandise or other inventory) involving annual payments of more than EUR 50 million, provided that it may enter into or amend (i) any Delhaize Labor Agreement, (ii) any intra-group material contract, and (iii) other contracts provided for in the budget 2015 or 2016;

11.	enter into any new partnership agreement, joint venture agreement or other alliance of any nature whatsoever;

12.	permit any of its insurance to lapse or do anything which would make any policy of insurance void or voidable, it being understood that Delhaize will be entitled to renegotiate its existing insurance policies in the normal course of business provided that their coverage is not significantly affected;

13.	except (a) pursuant to, and to the extent required by, any Applicable Rules or existing Delhaize Benefit Plan or (b) as provided in sections 2 and 3 of the Delhaize Disclosure Letter, increase the remuneration (including fringe, change in control, retention, severance, retirement, death or disability benefits) or any other material benefits, or establish, amend, commence participation in, terminate or commit itself to the adoption of any benefit plans, equity incentive, severance, insurance, redundancy (including, without limitation, any social plans), pension or other employee benefit plan or collective bargaining agreement, whether in cash or in equity interests, of any employee, or make any material change in the provisions of their employment;

14.	except (a) pursuant to, and to the extent required by, any Applicable Rules or existing Delhaize Benefit Plan or (b) as provided in sections 2 and 3 of the Delhaize Disclosure Letter, become a party to, establish, amend, commence participation in, terminate or commit itself to the adoption of any stock option plan or Delhaize other stock-based compensation plan, accelerate the vesting of or lapsing of restriction with respect to any stock-based compensation or other long-term incentive compensation under any Delhaize Benefit Plan or grant any stock option or Delhaize other stock-based compensation award;

15.	except (a) pursuant to, and to the extent required by, any Applicable Rules or existing Delhaize Benefit Plan or (b) as provided in sections 2 and 3 of the Delhaize Disclosure Letter, materially change the consistency of application and the methodology of any actuarial or other assumptions used to calculate funding obligations with respect to any Benefit Plan or change the manner in which contributions to such plans are made or the basis on which such contributions are determined;

16.	except (a) pursuant to, and to the extent required by, any Applicable Rules or existing Delhaize Benefit Plan or (b) as provided in sections 2 and 3 of the Delhaize Disclosure Letter, amend the terms of employment or engagement of any of the members of the executive committee of Delhaize and of any of the Senior Vice Presidents (and above) of the Delhaize Group, or terminate the employment agreements of any such individuals or enter into employment, agency or consultancy contracts with new members of the executive committee of Delhaize or Senior Vice Presidents (and above) of the Delhaize Group;

17.	enter into any transaction which would be reasonably expected to prevent any of the actions contemplated by this Merger Agreement or the receipt of any material approval or material clearance, in any case as required in connection with the Merger;

18.	change any material method of Tax accounting or an annual accounting period, settle or compromise any audit or other proceeding relating to a material amount of Tax, make or change any material Tax election, file any material amended Tax Return, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of a material amount of Taxes, enter into any closing agreement with respect to any material amount of Tax or surrender any right to claim any material Tax refund, except, in each case, (i) in the ordinary course of business consistent with past practice, (ii) as required by Applicable Rules or (iii) if the value thereof does not exceed EUR 50 million on an individual basis and EUR 150 million in aggregate;

19.	compromise or settle any matter, case, claim, governmental investigation, criminal charge or litigation involving a payment by Delhaize or any of its Subsidiaries exceeding EUR 50 million, (except for the payment, in the ordinary course of business, of claims related to workers’ compensation, automobile and general liability), or would oblige Delhaize or any of its Subsidiaries to take any material action or impose any material restrictions on the business of Delhaize or any of its Subsidiaries;

20.	liquidate or dissolve, or pass a resolution to the same;

21.	directly or indirectly, solicit, endeavour to entice away, employ or offer to employ (whether as an employee, a consultant or in any other capacity):

(a)	any person who is employed by the other Party or any of its Subsidiaries; or

(b)	any director or member of management of the other Party or any of its Subsidiaries who has entered into, either directly or through a management company or otherwise, any consultancy agreement, management agreement or other service contract with the other Party or any of its Subsidiaries, whether or not such person would commit any breach of his or her employment contract or service contract in leaving such employment or terminating such contract, provided that (i) the placing of an advertisement of a post available to a member of the public generally and the recruitment of any employee or other person through an employment agency and the hiring of such employee as a result thereof shall not constitute a breach of this paragraph 21 provided that neither the Party which is subject to this non-solicitation obligation nor any of its Subsidiaries encourages or advises such agency to approach such employee or other person and (ii) the Party in question shall not be prohibited from employing any employee or other person referred to above if such party can demonstrate that such person was engaged in employment discussions with it or any of its Subsidiaries prior to the date of Merger Agreement.

22.	agreeing to any of the foregoing.

PART 2

AHOLD BUSINESS

1.	make any material changes to the legal, tax or accounting structure, principles or practices of the Ahold Group except in the ordinary course of business consistent with past practice or as required or prompted by Applicable Rules;

2.	in respect of Ahold only, and for the avoidance of doubt, excluding any and all its Subsidiaries, amend its articles of association or similar constitutional documents (including terms of reference of corporate bodies) except as required by Applicable Rules;

3.	in respect of Ahold only, and for the avoidance of doubt, excluding any and all its Subsidiaries, declare, make or pay any dividend or any distribution in cash or in kind, whether from capital or reserves, it being understood that Ahold shall be entitled to pay its annual dividend in 2016 in an amount and in a manner consistent with past practice;

4.	create, issue, grant, increase, split, combine, amend the rights of, acquire, repurchase, reduce, repay, redeem or dispose of or encumber any shares, or equity interests or derivative equity instruments, whether cash settled or physically settled, including options or phantom shares, in the capital of Delhaize, or any instruments convertible or exchangeable into shares of Ahold, in each case other than pursuant to the exercise, vesting, settlement or forfeiture of any outstanding rights under the Ahold Incentive Plans or except as provided for in sections 2 and 3 of the Ahold Disclosure Letter;

5.	except for the creation of liens arising in the ordinary course of business or intragroup transactions, sell or dispose of, transfer, wholesale, lease, license, encumber, create, issue or grant any third party rights over:

(a)	any of the Ahold Group’s material assets;

(b)	any of the Ahold Group’s material rights; and/or

(c)	any securities in any member of the Ahold Group,

except if the value of any such transaction does not exceed EUR 50 million on an individual basis and EUR 150 million in aggregate;

6.	provide, extend or renew any guarantee or security for the obligations of any other party other than those of any of the companies forming part of the Ahold Group, except in the ordinary course of business and in an amount not in excess of EUR 50 million;

7.	enter into any new material borrowings or change or agree to change the principal terms of any material existing borrowings, other than (A) in the ordinary course of business consistent with past practice, (B) foreign exchange or interest rate swap agreements entered into in the ordinary course and not for speculative purposes or (C) any intragroup arrangements within the Ahold Group;

8.	make or enter into any capital or investment commitments other than (A) in the ordinary course of business, (B) within the limits of the total amounts provided for in the capital expenditure information for 2015 and 2016 that was provided to Delhaize prior to the date of the Merger Agreement or (C) capital or investment commitments with a value not exceeding EUR 50 million on an individual basis and EUR 150 million in aggregate;

9.	directly or indirectly acquire by merging with, purchasing a substantial equity interest in or a substantial portion of the assets of, or making a substantial investment in or a substantial loan or capital contribution to any company, partnership or other business organization or undertaking that is not a wholly-owned Subsidiary of Ahold, except if the value of any such transaction does not exceed EUR 50 million on an individual basis and EUR 150 million in the aggregate;

10.

enter into any material agreement, amend, extend or terminate any material contract, where for these purposes a “material” contract shall include (i) any contract involving annual payments of more than EUR

50 million (other than contracts providing for the purchase of merchandise or other inventory in the ordinary course of business), or (ii) any multi-period contract (including for purchase of merchandise or other inventory) involving annual payments of more than EUR 50 million, provided that it may enter into or amend (i) any Ahold Labor Agreement, (ii) any intra-group material contract, and (iii) other contracts provided for in the budget 2015 or 2016;

11.	enter into any new partnership agreement, joint venture agreement or other alliance of any nature whatsoever;

12.	permit any of its insurance to lapse or do anything which would make any policy of insurance void or voidable, it being understood that Ahold will be entitled to renegotiate its existing insurance policies in the normal course of business provided that their coverage is not significantly affected;

13.	except (a) pursuant to, and to the extent required by, any Applicable Rules or existing Ahold Benefit Plan or (b) as provided in sections 2 and 3 of the Ahold Disclosure Letter, increase the remuneration (including fringe, change in control, retention, severance, retirement, death or disability benefits) or any other material benefits, or establish, amend, commence participation in, terminate or commit itself to the adoption of any benefit plans, equity incentive, severance, insurance, redundancy (including, without limitation, any social plans), pension or other employee benefit plan or collective bargaining agreement, whether in cash or in equity interests, of any employee, or make any material change in the provisions of their employment;

14.	except (a) pursuant to, and to the extent required by, any Applicable Rules or existing Ahold Benefit Plan or (b) as provided in sections 2 and 3 of the Ahold Disclosure Letter, become a party to, establish, amend, commence participation in, terminate or commit itself to the adoption of any stock option plan or Ahold other stock-based compensation plan, accelerate the vesting of or lapsing of restriction with respect to any stock-based compensation or other long-term incentive compensation under any Ahold Benefit Plan or grant any stock option or Ahold other stock-based compensation award;

15.	except (a) pursuant to, and to the extent required by, any Applicable Rules or existing Ahold Benefit Plan or (b) as provided in sections 2 and 3 of the Ahold Disclosure Letter, materially change the consistency of application and the methodology of any actuarial or other assumptions used to calculate funding obligations with respect to any Benefit Plan or change the manner in which contributions to such plans are made or the basis on which such contributions are determined;

16.	except (a) pursuant to, and to the extent required by, any Applicable Rules or existing Ahold Benefit Plan or (b) as provided in sections 2 and 3 of the Ahold Disclosure Letter, amend the terms of employment or engagement of any of the members of the Executive Committee and of any of the Senior Vice Presidents (and above) of Ahold Group, or terminate the employment agreements of any such individuals or enter into employment, agency or consultancy contracts with new members of the Executive Committee or Senior Vice Presidents (and above) of Ahold Group;

17.	enter into any transaction which would be reasonably expected to prevent any of the actions contemplated by this Merger Agreement or the receipt of any material approval or material clearance, in any case as required in connection with the Merger;

18.	change any material method of Tax accounting or an annual accounting period, settle or compromise any audit or other proceeding relating to a material amount of Tax, make or change any material Tax election, file any material amended Tax Return, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of a material amount of Taxes, enter into any closing agreement with respect to any material amount of Tax or surrender any right to claim any material Tax refund, except, in each case, (i) in the ordinary course of business consistent with past practice (ii) as required by Applicable Rules or (iii) if the value thereof does not exceed EUR 50 million on an individual basis and EUR 150 million in aggregate;

19.

compromise or settle any matter, case, claim, governmental investigation, criminal charge or litigation involving a payment by Ahold or any of its Subsidiaries exceeding EUR 50 million, (except for the payment, in the ordinary course of business, of claims related to workers’ compensation, automobile and general liability), or would oblige Ahold or any of its Subsidiaries to take any material action or impose any material restrictions on the business of Ahold or any of its Subsidiaries;

20.	liquidate or dissolve, or pass a resolution to the same;

21.	directly or indirectly, solicit, endeavour to entice away, employ or offer to employ (whether as an employee, a consultant or in any other capacity):

(a)	any person who is employed by the other Party or any of its Subsidiaries; or

(b)	any director or member of management of the other Party or any of its Subsidiaries who has entered into, either directly or through a management company or otherwise, any consultancy agreement, management agreement or other service contract with the other Party or any of its Subsidiaries, whether or not such person would commit any breach of his or her employment contract or service contract in leaving such employment or terminating such contract, provided that (i) the placing of an advertisement of a post available to a member of the public generally and the recruitment of any employee or other person through an employment agency and the hiring of such employee as a result thereof shall not constitute a breach of this paragraph 21 provided that neither the Party which is subject to this non-solicitation obligation nor any of its Subsidiaries encourages or advises such agency to approach such employee or other person and (ii) the Party in question shall not be prohibited from employing any employee or other person referred to above if such party can demonstrate that such person was engaged in employment discussions with it or any of its Subsidiaries prior to the date of Merger Agreement.

22.	agreeing to any of the foregoing.

SCHEDULE 5

TREATMENT OF DELHAIZE EQUITY AWARDS

1.	Delhaize shall take such actions as may reasonably be required to effect the following:

(a)	implement or, to the extent necessary, adjust the terms of each Delhaize EU Option outstanding prior to the Effective Time, whether vested or unvested, so that such Delhaize EU Option shall become vested and fully exercisable in advance of the Closing. A special exercise period shall be established prior to the Closing so that the holder of each Delhaize EU Option shall obtain Delhaize Ordinary Shares following the exercise thereof and each unexercised Delhaize EU Option outstanding at the end of such exercise period shall be forfeited;

(b)	implement or, to the extent necessary, adjust the terms of each Delhaize US Option outstanding prior to the Effective Time, whether vested or unvested, so that such Delhaize US Option shall be canceled and the holder thereof shall receive in exchange therefor an amount in cash, without interest and subject to any required tax withholdings, equal to the excess, if any, of the Delhaize ADS Value over the exercise price of such Delhaize US Option;

(c)	implement or, to the extent necessary, adjust the terms of each Delhaize EU PSU outstanding prior to the Effective Time, whether vested or unvested, so that such Delhaize EU PSU shall be canceled as of the Effective Time and the holder thereof shall receive in exchange therefor a number of Ahold Ordinary Shares equal to the product of (i) the Delhaize EU PSU Amount multiplied by (ii) the Exchange Ratio; and

(d)	implement or, to the extent necessary, adjust the terms of each Delhaize US RSU/PSU outstanding prior to the Effective Time, whether vested or unvested, so that such Delhaize US RSU/PSU shall be canceled as of the Effective Time and the holder thereof shall receive in exchange therefor an amount in cash, without interest and subject to any required tax withholdings, equal to the cash value of the product of (i) the number of Delhaize ADSs subject to such Delhaize US RSU/PSU, assuming target-level achievement of applicable performance conditions, if any, multiplied by (ii) the Delhaize ADS Value; and

(e)	terminate the Delhaize US Incentive Plans and the agreements evidencing the grants of the Delhaize US Options and Delhaize US RSU/PSUs,

provided that, (A) the actions described in subparagraphs (b), (c), (d) and (e) of this paragraph 1 shall expressly be conditioned upon the consummation of the Merger and shall be of no effect if this Merger Agreement is terminated, and (B) any fractional Ahold Ordinary Shares or Ahold ADSs resulting from such actions shall be treated in accordance with Clause 2.6.

2.	Notwithstanding anything in this Merger Agreement, including this Schedule 5, to the contrary, in the event that the EU PSU Approval is not obtained, then, following the date of the Delhaize EGM, Delhaize and Ahold shall take such actions as may reasonably be required to effect the following, provided that such actions shall expressly be conditioned upon the consummation of the Merger and shall be of no effect if this Merger Agreement is terminated:

(a)	implement or, to the extent necessary, adjust the terms of each Delhaize EU PSU subject to the EU PSU Approval and outstanding prior to the Effective Time, whether vested or unvested, so that such Delhaize EU PSU shall be converted into a restricted stock unit award subject to performance conditions, on the same terms and conditions as were applicable under such Delhaize EU PSU prior to the Effective Time (including with respect to vesting and the acceleration thereof), with respect to a number of Ahold Ordinary Shares equal to the product of (i) the Delhaize EU PSU Amount multiplied by (ii) the Exchange Ratio (each such restricted stock unit subject to performance conditions as so converted, a Converted PSU).

(b)	At the Effective Time, Ahold shall assume all the obligations of Delhaize under the Delhaize Incentive Plans and the agreements evidencing the grants of the Delhaize EU PSUs underlying the Converted PSUs. As soon as practicable after the Effective Time, Ahold shall deliver to the holders of Converted PSUs appropriate notices setting forth such holders’ rights, and the agreements evidencing the grants of the Delhaize EU PSUs underlying such Converted PSUs shall continue in effect on the same terms and conditions (subject to the adjustments required by this Schedule 5 after giving effect to the Merger). As soon as practicable after the Effective Time, the remuneration committee of Ahold shall take appropriate action to adjust any performance goals applicable to the Converted PSUs in order to reflect appropriate performance goals of Ahold for the calendar year in which the Effective Time occurs and any subsequent calendar year during the performance-based vesting period; provided that the performance goals applicable to the Converted PSUs shall not be materially more difficult to achieve than those applicable to the Delhaize EU PSUs and provided that the remuneration committee of Ahold shall comply with the performance-based vesting criteria applied by Delhaize in respect of any calendar year completed prior to the Effective Time and shall not impose any additional performance-based vesting criteria in respect of any calendar year completed prior to the Effective Time.

Annex B

Board of Directors

Delhaize Group NV/SA

Square Marie Curie 40

1070 Brussels

Belgium

June 24, 2015

Ladies and Gentlemen:

Deutsche Bank AG, acting through its London Branch (“Deutsche Bank”) has acted as financial advisor to Delhaize Group NV/SA (“Delhaize”) in connection with the Merger Agreement, dated as of June 24, 2015 (the “Merger Agreement”), by and between Delhaize and Koninklijke Ahold N.V. (“Ahold”) which provides, among other things, for the merger (the “Merger”) of Delhaize with and into Ahold (the “Transaction”). As set forth more fully in the Merger Agreement, as a result of the Transaction (i) each outstanding ordinary share without nominal value of Delhaize (the “Delhaize Ordinary Shares”), other than treasury shares and shares held by Ahold, will be allotted 4.75 (the “Exchange Ratio”) ordinary shares with a nominal value of €0.01 each of Ahold (the “Ahold Ordinary Shares”) and (ii) each outstanding American depositary share of Delhaize (evidenced by American depositary receipts), each representing one-fourth of a Delhaize Ordinary Share (the “Delhaize ADSs”), will be exchanged for the right to receive (i) a number of American depositary shares of Ahold (evidenced by American depositary receipts), each representing one Ahold Ordinary Share (the “Ahold ADSs”) equal to the product of (v) the number of Delhaize Ordinary Shares represented by one Delhaize ADS (the “Delhaize ADS Ratio”) multiplied by (w) the Exchange Ratio divided by (x) the number of Ahold Ordinary Shares represented by one Ahold ADS or (ii) a number of Ahold Ordinary Shares equal to the product of (y) the Delhaize ADS Ratio multiplied by (z) the Exchange Ratio. We understand that, pursuant to Section 2.11 of the Merger Agreement, Ahold will, prior to the consummation of the Merger, effect a reverse stock split and a repayment on outstanding Ahold Ordinary Shares in the aggregate amount of €1.0 billion (the “Capital Reduction”).

You have requested our opinion, as investment bankers, as to the fairness of the Exchange Ratio, from a financial point of view, to the holders of outstanding Delhaize Ordinary Shares and Delhaize ADSs.

Chairman of the Supervisory Board: Paul Achleitner. Management Board: Jürgen Fitschen (Co-Chairman), Anshuman Jain (Co-Chairman), Stefan Krause, Stephan Leithner, Stuart Lewis, Rainer Neske, Henry Ritchotte, Christian Sewing.

Deutsche Bank AG is authorised under German Banking Law (competent authority: European Central Bank)and, in the United Kingdom, by the Prudential Regulation Authority. It is subject to supervision by the European Central Bank and by BaFin, Germany’s Federal Financial Supervisory Authority, and is subject to limited regulation in the United Kingdom by the Prudential Regulation Authority and the Financial Conduct Authority.

Deutsche Bank AG is a joint stock corporation with limited liability incorporated in the Federal Republic of Germany, Local Court of Frankfurt am Main, HRB No. 30 000; Branch Registration in England and Wales BR000005 and Registered Address:Winchester House, 1 Great Winchester Street, London EC2N 2DB. Deutsche Bank AG, London Branch is a member of the London Stock Exchange. (Details about the extent of our authorisation and regulation by the Prudential Regulation Authority, and regulation by the Financial Conduct Authority, are available on request or from www.db.com/en/content/eu_disclosures.htm)

In connection with our role as financial advisor to Delhaize, and in arriving at our opinion, we reviewed certain publicly available financial and other information concerning Delhaize and Ahold, certain internal analyses, financial forecasts and other information relating to Delhaize prepared by management of Delhaize and approved for our use by Delhaize (the “Delhaize Forecasts”), certain publicly available financial forecasts and other information relating to Ahold as extrapolated by Delhaize and approved for our use by Delhaize (the “Ahold Public Forecasts”), and analyses and forecasts of the amount and timing of certain cost savings projected by the managements of Delhaize and Ahold to be achieved as a result of the Transaction (collectively, the “Synergies”) approved for our use by Delhaize. We have also held discussions with certain senior officers and other representatives and advisors of Delhaize regarding the businesses and prospects of Delhaize, Ahold and the combined company. In addition, we have (i) reviewed the reported prices and trading activity for the Delhaize Ordinary Shares and the Ahold Ordinary Shares, (ii) compared certain financial and stock market information for Delhaize and Ahold with, to the extent publicly available, similar information for certain other companies we considered relevant whose securities are publicly traded, (iii) reviewed the Merger Agreement, and (iv) performed such other studies and analyses and considered such other factors as we deemed appropriate.

We have not assumed responsibility for independent verification of, and have not independently verified, any information, whether publicly available or furnished to us, concerning Delhaize, Ahold or the combined company, including, without limitation, any financial information considered in connection with the rendering of our opinion. Accordingly, for purposes of our opinion, we have, with your knowledge and permission, assumed and relied upon the accuracy and completeness of all such information. At the direction of Delhaize, in performing our analysis, we have had limited access to the management of Ahold to discuss Ahold’s business. Accordingly, in arriving at our opinion, we have relied upon the accuracy and completeness of the financial and other information regarding Ahold provided to or discussed with us by Delhaize. We have relied upon the assurances of management of Delhaize that they are not aware of any facts or circumstances that would make any such information (including any representations and warranties contained in the Merger Agreement) inaccurate or misleading in any material respect. We have not conducted a physical inspection of any of the properties or assets, and have not prepared or relied upon any independent evaluation or appraisal of any of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets or liabilities) of Delhaize, Ahold or any of their respective subsidiaries, nor have we evaluated the solvency or fair value of Delhaize, Ahold or any of their respective subsidiaries (or the impact of the Transaction thereon) under any law relating to bankruptcy, insolvency or similar matters. With respect to the Delhaize Forecasts made available to us and used in our analyses, we have assumed with your knowledge and permission that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Delhaize. As you are aware, we have not been provided with, and we did not have access to, financial forecasts relating to Ahold prepared by the management of Ahold. With respect to the Ahold Public Forecasts, we have been advised by Delhaize and have assumed, at the direction of Delhaize, that based upon management of Delhaize’s review and assessment of the future financial results reflected in the Ahold Public Forecasts, the Ahold Public Forecasts are a reasonable basis upon which to evaluate the future financial performance of Ahold. With respect to the Synergies, we have assumed with your knowledge and permission that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Delhaize. We have relied, at the direction of Delhaize, on the assessments of the management of Delhaize as to the likelihood of achieving the Synergies and have assumed, at the direction of Delhaize, that the Synergies will be realized in the amounts and at the times projected. In rendering our opinion, we express no view as to the reasonableness of such forecasts and projections, including the Synergies, or the assumptions on which they are based. We also have assumed that the Transaction will have the tax effects contemplated by the Merger Agreement. Our opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof.

For purposes of rendering our opinion, we have assumed with your knowledge and permission that, in all respects material to our analysis, the Transaction and the Capital Reduction will be consummated in accordance with the terms of the Merger Agreement, without any waiver, modification or amendment of any term, condition or agreement that would be material to our analysis. We also have assumed with your knowledge and permission that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Transaction will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, no restrictions, terms or conditions will be imposed that would be material to our analysis. We are not legal, regulatory, tax or accounting experts and have relied on the assessments made by Delhaize and its other advisors with respect to such issues. In addition, we have assumed with your knowledge and permission, that the holders of the cumulative preferred financing shares of Ahold with nominal value of €0.01 each will not elect to convert such shares into Ahold Ordinary Shares in whole or in part prior to the closing of the Merger. We have further assumed, with your knowledge and permission, that the value of a Delhaize ADS is one-fourth of the value of a Delhaize Ordinary Share and that the value of an Ahold ADS is equivalent to the value of an Ahold Ordinary Share and have not taken into account any impact on the value of a Delhaize ADS or Ahold ADS relating to the fact that such securities are traded on different markets, and in different currencies, than the respective underlying ordinary shares.

This opinion has been approved and authorized for issuance by a fairness opinion review committee of Deutsche Bank Securities Inc., a subsidiary of Deutsche Bank, and is addressed to, and is for the use and benefit of, the Board of Directors of Delhaize in connection with and for the purpose of its evaluation of the Transaction. This opinion is limited to the fairness of the Exchange Ratio, from a financial point of view, to the holders of outstanding Delhaize Ordinary Shares and Delhaize ADSs as of the date hereof. This opinion does not address any other terms of the Transaction or the Merger Agreement or any other agreement entered into or to be entered into in connection with the Transaction. You have not asked us to, and this opinion does not, address the fairness of the Transaction, or any consideration received in connection therewith, to the holders of any other class of securities, creditors or other constituencies of Delhaize, nor does it address the fairness of the contemplated benefits of the Transaction. We were not requested to, and we did not, solicit third party indications of interest in the possible acquisition of all or part of Delhaize, nor were we requested to consider, and our opinion does not address, the relative merits of the Transaction as compared to any alternative transactions or business strategies. Nor do we express an opinion, and this opinion does not constitute a recommendation, as to how any holder of Delhaize Ordinary Shares or Delhaize ADSs should vote with respect to the Transaction or any other matter. In addition, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of the officers, directors, or employees of any parties to the Transaction, or any class of such persons, in connection with the Transaction, whether relative to the Exchange Ratio or otherwise. This opinion does not in any manner address what the value of the Ahold Ordinary Shares or Ahold ADSs will be when issued pursuant to the Transaction or the prices at which the Delhaize Ordinary Shares, the Delhaize ADSs, the Ahold Ordinary Shares, the Ahold ADSs or any other securities will trade following the announcement or consummation of the Transaction.

The opinion contained in this letter is not based on a valuation as such valuations are prepared or reviewed by auditors with regard to Belgian corporate law requirements under Articles 695 and 772/9 of the Belgian Companies Code, and Deutsche Bank has not prepared a valuation on the basis of the rules of 13 December 2013 regarding the control of mergers and demergers in Belgium published by the Belgian Institute of Auditors.

Deutsche Bank will be paid a fee for its services as financial advisor to Delhaize in connection with the Transaction, a portion of which became payable upon execution of the Merger Agreement and a substantial portion of which is contingent upon consummation of the Transaction. Delhaize has also agreed to reimburse Deutsche Bank for its expenses, and to indemnify Deutsche Bank against certain liabilities, in connection with its engagement. Deutsche Bank and one or more of its affiliates (Deutsche Bank, together with its affiliates, the “DB Group”) have, from time to time, provided, and are currently providing, investment banking, commercial banking (including extension of credit) and other financial services to Ahold or its affiliates for which they have received, and in the future may receive, compensation, including acting as a lender under Ahold’s revolving credit facility and as depositary bank with respect to the Ahold ADSs. In addition, one or more members of the DB Group have, from time to time, provided, and are currently providing, investment banking, commercial banking (including extension of credit) and other financial services to Delhaize or its affiliates for which they have received, and in the future may receive, compensation, including acting as a lender under Delhaize’s revolving credit facility. The DB Group may also provide investment and commercial banking services to

Ahold and Delhaize in the future, for which we would expect the DB Group to receive compensation. In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of Ahold, Delhaize and their respective affiliates for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments and obligations.

Based upon and subject to the foregoing assumptions, limitations, qualifications and conditions, it is Deutsche Bank’s opinion as investment bankers that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the holders of Delhaize Ordinary Shares and Delhaize ADSs.

Very truly yours,

DEUTSCHE BANK AG, LONDON BRANCH

Annex C

24 June 2015

The Board of Directors

Delhaize Group NV/SA

Square Marie Curie 40

1070 Brussels

Belgium

Members of the Board of Directors:

We understand that Delhaize Group NV/SA (“Delhaize”) proposes to enter into a Merger Agreement, dated as of 24 June 2015 (the “Agreement”), by and between Delhaize and Koninklijke Ahold N.V. (“Ahold”), pursuant to which, among other things, Delhaize will merge with and into Ahold (the “Merger”), each outstanding ordinary share, without nominal value, of Delhaize (“Delhaize Shares”), other than treasury shares and shares held by Ahold, will be converted into the right to receive 4.75 (the “Exchange Ratio”) shares of the ordinary share capital, nominal value €0.01 per share, of Ahold (“Ahold Shares”) and each outstanding American depositary share of Delhaize (evidenced by American depositary receipts), each representing one-fourth of a Delhaize Ordinary Share (“Delhaize ADSs”), will be exchanged for the right to receive (i) a number of American depositary shares of Ahold (evidenced by American depositary receipts), each representing one Ahold Ordinary Share (“Ahold ADSs”) equal to the product of (v) the number of Delhaize Shares represented by one Delhaize ADS (the “Delhaize ADS Ratio”) multiplied by (w) the Exchange Ratio divided by (x) the number of Ahold Shares represented by one Ahold ADS or (ii) a number of Ahold Shares equal to the product of (y) the Delhaize ADS Ratio multiplied by (z) the Exchange Ratio. We understand that, pursuant to Section 2.11 of the Merger Agreement, Ahold will, prior to the consummation of the Merger, effect a reverse stock split and a repayment on outstanding Ahold Ordinary Shares in the aggregate amount of €1.0 billion (the “Capital Reduction”). The terms and conditions of the Merger are more fully set forth in the Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to the holders of Delhaize Shares and Delhaize ADSs of the Exchange Ratio provided for in the Agreement.

In connection with this opinion, we have, among other things:

(a)	reviewed certain publicly available business and financial information relating to Delhaize and Ahold;

T +44 (0)20 7628 1000

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Merrill Lynch International

2 King Edward Street, London EC1A 1HQ

Registered in England (No. 2312079). Registered Office: 2 King Edward Street, London EC1A. VAT No. GB 245 1224 93.

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Member of the London Stock Exchange.

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(b)	reviewed certain internal financial and operating information with respect to the business, operations and prospects of Delhaize furnished to or discussed with us by the management of Delhaize, including certain financial forecasts relating to Delhaize prepared by the management of Delhaize and approved for our use by Delhaize (such forecasts, “Delhaize Forecasts”);

(c)	reviewed certain publicly available financial and operating information with respect to the business, operations and prospects of Ahold, and certain publicly available financial forecasts relating to Ahold as extrapolated by Delhaize and approved for our use by Delhaize (such forecasts, “Ahold Public Forecasts”);

(d)	reviewed certain estimates as to the amount and timing of cost savings (the “Synergies”) anticipated by the managements of Delhaize and Ahold to result from the Merger;

(e)	discussed the past and current business, operations, financial condition and prospects of Delhaize with members of senior management of Delhaize, and discussed the past and current business, operations, financial condition and prospects of Ahold with members of senior managements of Delhaize;

(f)	reviewed the potential pro forma financial impact of the Merger on the future financial performance of Ahold, including the potential effect on Ahold’s estimated earnings per share;

(g)	reviewed the trading histories for Delhaize Shares and Ahold Shares and a comparison of such trading histories with each other and with the trading histories of other companies we deemed relevant;

(h)	compared certain financial and stock market information of Delhaize and Ahold with similar information of other companies we deemed relevant;

(i)	reviewed the relative financial contributions of Delhaize and Ahold to the combined company on a pro forma basis;

(j)	reviewed the Agreement; and

(k)	performed such other analyses and studies and considered such other information and factors as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and have relied upon the assurances of the management of Delhaize that they are not aware of any facts or circumstances that would make such information or data (including any representations and warranties contained in the Merger Agreement) inaccurate or misleading in any material respect. At the direction of Delhaize, in performing our analysis, we have had limited access to the management of Ahold to discuss Ahold’s business.

The Board of Directors Delhaize Group NV/SA Page 3

Accordingly, in arriving at our opinion, we have relied upon the accuracy and completeness of the financial and other information regarding Ahold provided to or discussed with us by Delhaize. With respect to the Delhaize Forecasts, we have been advised by Delhaize, and have assumed, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Delhaize as to the future financial performance of Delhaize. As you are aware, we have not been provided with, and we did not have access to, financial forecasts relating to Ahold prepared by the management of Ahold. With respect to the Ahold Public Forecasts, we have been advised by Delhaize and have assumed, at the direction of Delhaize, that based upon management of Delhaize’s review and assessment of the future financial results reflected in the Ahold Public Forecasts, the Ahold Public Forecasts are a reasonable basis upon which to evaluate the future financial performance of Ahold. With respect to the Synergies, we have assumed, at the direction of Delhaize, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Delhaize. We have relied, at the direction of Delhaize, on the assessments of the management of Delhaize, as to the likelihood of achieving the Synergies and have assumed, at the direction of Delhaize, that the Synergies will be realized in the amounts and at the times projected. We have not made or relied upon any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Delhaize or Ahold, nor have we made any physical inspection of the properties or assets of Delhaize or Ahold. We have not evaluated the solvency or fair value of Delhaize or Ahold (or the impact of the Merger thereon) under any laws relating to bankruptcy, insolvency or similar matters. The opinion contained in this letter is not based on a valuation as such valuations are prepared or reviewed by auditors with regard to Belgian corporate law requirements under Articles 695 and 772/9 of the Belgian Companies Code, and we have not prepared a valuation on the basis of the rules of 13 December 2013 regarding the control of mergers and demergers in Belgium published by the Belgian Institute of Auditors. We have assumed, at the direction of Delhaize, that the Merger and the Capital Reduction will be completed in accordance with their terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Merger, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, will be imposed that would have an adverse effect on Delhaize, Ahold or the contemplated benefits of the Merger. In addition, we have also assumed with your consent that the holders of the cumulative preferred financing shares of Ahold with nominal value of €0.01 each will not elect to convert such shares into Ahold Shares in whole or in part prior to the closing of the Merger. We also have assumed that the Merger will have the tax effects contemplated by the Merger Agreement. We have further assumed that the value of a Delhaize ADS is one-fourth of the value of a Delhaize Share and that the value of an Ahold ADS is equivalent to the value of an Ahold Share and have not taken into account any impact on the value of a Delhaize ADS or Ahold ADS relating to the fact that such securities are traded on different markets, and in different currencies, than the respective underlying ordinary shares.

We express no view or opinion as to any terms or other aspects of the Merger (other than the Exchange Ratio to the extent expressly specified herein), including, without limitation, the form or structure of the Merger. As you are aware, we were not requested to, and we did not, solicit indications of interest or proposals from third parties regarding a possible acquisition of all or any part of Delhaize. Our opinion is limited to the fairness, from a financial point of view, of the Exchange Ratio to holders of

The Board of Directors Delhaize Group NV/SA Page 4

Delhaize Shares and Delhaize ADSs and no opinion or view is expressed with respect to any consideration received in connection with the Merger by the holders of any other class of securities, creditors or other constituencies of any party. In addition, no opinion or view is expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the Merger, or class of such persons, relative to the Exchange Ratio or otherwise. Furthermore, no opinion or view is expressed as to the relative merits of the Merger in comparison to other strategies or transactions that might be available to Delhaize or in which Delhaize might engage or as to the underlying business decision of Delhaize to proceed with or effect the Merger. We are not expressing any opinion as to what the value of Ahold Shares or Ahold ADSs actually will be when issued or the prices at which Delhaize Shares, the Delhaize ADS, the Ahold Shares or Ahold ADSs will trade at any time, including following announcement or consummation of the Merger. In addition, we express no opinion or recommendation as to how any shareholder should vote or act in connection with the Merger or any related matter.

We have acted as financial advisor to Delhaize in connection with the Merger and will receive a fee for our services, a portion of which will become payable upon announcement of the Merger and a significant portion of which is contingent upon completion of the Merger. In addition, Delhaize has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

We and our affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of our businesses, we and our affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of Delhaize, Ahold and certain of their respective affiliates.

We and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Delhaize and have received or in the future may receive compensation for the rendering of these services, including having acted or acting as (i) bookrunner and mandated arranger and a lender on a $400 million revolving credit facility due to expire in 2019, (ii) lender under various credit, leasing and other facilities of Delhaize, (iii) solicitation agent on a consent offer for Delhaize America LLC’s outstanding 2027 and 2031 senior USD notes in 2013 and (iv) financial advisor in connection with Delhaize’s sale of certain Montenegro operations in 2013.

In addition, we and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Ahold and have received or in the future may receive compensation for the rendering of these services, including having acted or acting as (i) bookrunner and mandated arranger and a lender on a $1 billion revolving credit facility due to expire in 2020, (ii) lender under various credit, leasing and other facilities of Ahold and (ii) manager or underwriter for certain debt offerings of Ahold and certain of its affiliates.

The Board of Directors Delhaize Group NV/SA Page 5

It is understood that this letter is for the benefit and use of the Board of Directors of Delhaize (in its capacity as such) in connection with and for purposes of its evaluation of the Merger.

Our opinion is necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise, or reaffirm this opinion. The issuance of this opinion was approved by our EMEA Fairness Opinion Review Committee.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the Exchange Ratio provided for in the Merger Agreement is fair, from a financial point of view, to the holders of Delhaize Shares and Delhaize ADSs.

Yours faithfully,

MERRILL LYNCH INTERNATIONAL

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20.	Indemnification of Directors and Officers

Ahold is a Dutch public limited liability company and under Dutch law, indemnification provisions may be included in the Ahold articles of association. Accordingly, the Ahold articles of association provide that Ahold will reimburse the current and former members of the Ahold management board and the Ahold supervisory board for (i) the reasonable costs of defending against claims based on acts or the failure to act in the exercise of their duties or any other duties currently or previously performed by them at Ahold’s request, (ii) any damages or fines payable by them as a result of such acts or failure to act and (iii) the reasonable costs of appearing in other legal proceedings in which they are involved as current or former members of the Ahold management board or Ahold supervisory board. However, these persons will not be entitled to reimbursement if and to the extent that (A) a Dutch court or arbitral tribunal (as applicable) has determined in a final and conclusive decision that the act or failure to act of the person concerned can be characterized as willful (opzettelijk), intentionally reckless (bewust roekeloos) or seriously culpable (ernstig verwijtbaar) conduct, unless Dutch law provides otherwise or this would, in view of the circumstances of the case, be unacceptable according to standards of reasonableness and fairness or (B) the costs or financial loss of the person concerned are covered by insurance and the insurer has paid out the costs or financial loss. Ahold may enter into indemnification agreements with the members of the Ahold management board and the Ahold supervisory board and Ahold’s officers to provide additional indemnification rights. Ahold has purchased directors’ and officers’ liability insurance for the members of the Ahold management board, the Ahold supervisory board and certain other officers, substantially in line with that purchased by similarly situated companies.

Item 21.	Exhibits and Financial Statements

The exhibits listed below in the “Exhibit Index” are part of this registration statement and are numbered in accordance with Item 601 of Regulation S-K.

Item 22.	Undertakings

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)	to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(5)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed by the registrant pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

The registrant undertakes that every prospectus (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means, and to arrange or provide for a facility in the United States for the purpose of responding to such requests. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request. In addition, the undersigned registrant hereby undertakes to arrange or provide for a facility in the United States for the purpose of responding to such requests for information.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Zaandam, The Netherlands, on [●].

Koninklijke Ahold N.V.

By:
Name:
Title:

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated below. Each person whose signature appears below hereby appoints [●], [●] and [●] and each of them singly, such person’s true and lawful attorneys in fact, with full power to them and each of them to sign, for such person and in such person’s name and capacity indicated below, any and all amendments and post-effective amendments to this registration statement, and generally to do all things in their names in their capacities as officers and directors to enable the registrant to comply with the provisions of the Securities Act of 1933 and all requirements of the Securities and Exchange Commission.

Name	Title	Date

Name: Jan Hommen	Chairman of the Supervisory Board	[●]

Name: Dick Boer	President and Chief Executive Officer (Principal Executive Officer)	[●]

Name: Jeff Carr	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	[●]

Name: James McCann	Executive Vice President and Chief Operating Officer Ahold USA	[●]

Name: Mark McGrath	Vice Chairman of the Supervisory Board	[●]

Name: Rob van den Bergh	Member of the Supervisory Board	[●]

Name: Stephanie M. Shern	Member of the Supervisory Board	[●]

Name: Derk C. Doijer	Member of the Supervisory Board	[●]

Name: Ben Noteboom	Member of the Supervisory Board	[●]

Name: René Hooft Graafland	Member of the Supervisory Board	[●]

Name: Thomas A. Hippler	Authorized Representative in the United States	[●]

EXHIBIT INDEX

Exhibit Number	Description

†2.1	Merger Agreement, dated June 24, 2015, by and between Delhaize Group NV/SA and Koninklijke Ahold N.V. (included as Annex A to the prospectus forming part of this registration statement)

†3.1	Articles of Association of Koninklijke Ahold N.V.

†3.2	Rules of Procedure of the Supervisory Board of Koninklijke Ahold N.V.

†3.3	Rules of Procedure of the Executive Committee and Management Board of Koninklijke Ahold N.V.

†3.4	Form of Articles of Association of Koninklijke Ahold Delhaize N.V.

*3.5	Form of Rules of Procedure of the Supervisory Board of Koninklijke Ahold Delhaize N.V.

*3.6	Form of Rules of Procedure of the Executive Committee and Management Board of Koninklijke Ahold Delhaize N.V.

†4.1	Option Agreement, restated as of December 15, 2003, between Koninklijke Ahold N.V. and Stichting Ahold Continuïteit

†4.2	Agency Agreement, dated as of May 12, 2000, in respect of a €3,000,000,000 Euro Medium Term Note Programme, between Koninklijke Ahold N.V., Ahold Finance B.V., Ahold Finance Europe B.V. and Ahold Finance U.S.A., Inc. as issuers, Koninklijke Ahold N.V. as guarantor, Banque Internationale à Luxembourg S.A. as agent and ABN AMRO Bank N.V. as paying agent.

†4.3	Supplemental Agency Agreement, dated as of April 26, 2001, in respect of a €5,000,000,000 Euro Medium Term Note Programme, between Koninklijke Ahold N.V., Ahold Finance B.V., Ahold Finance Europe B.V. and Ahold Finance U.S.A., Inc. as issuers, Koninklijke Ahold N.V. as guarantor, Dexia Banque Internationale à Luxembourg S.A. as agent and ABN AMRO Bank N.V. as paying agent.

†4.4	Pricing Supplement, dated as of May 11, 2001, of Koninklijke Ahold N.V., as issuer, relating to the issuance of JPY 33,000,000,000 Floating Rates Notes due May 15, 2031 under the EUR 3,000,000,000 Euro Medium Term Note Programme

†4.5	Pricing Supplement, dated as of December 13, 2001, relating to the issuance of GBP 500,000,000 6.5% Guaranteed Notes due March 14, 2017 under the EUR 5,000,000,000 Euro Medium Term Note Programme unconditionally and irrevocably guaranteed by Koninklijke Ahold N.V.

5.1	Form of Opinion of Allen & Overy LLP regarding legality of the Ahold ordinary shares being registered pursuant to this registration statement

†8.1	Form of Opinion of Simpson Thacher & Bartlett LLP regarding certain U.S. federal income tax matters.

†8.2	Form of Opinion of Allen & Overy LLP regarding certain Dutch and Belgian tax matters.

†10.1	Amendment and Restatement Agreement, dated as of February 25, 2015, of a Revolving Facilities Agreement, dated June 6, 2011, resulting in an aggregate principal amount of EUR 1,000,000,000, by and between Koninklijke Ahold N.V. and certain of its subsidiaries as obligors and ABN AMRO Bank N.V., Bank of America Merrill Lynch International Limited, BNP Paribas Fortis SA/NV, Netherlands branch, U.S. Bank National Association, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (trading as Rabobank), Deutsche Bank Luxembourg S.A., Goldman Sachs Bank USA, ING Bank N.V., J.P. Morgan Limited, KBC Bank N.V., acting through its branch in The Netherlands, KBC Bank NV Nederland, The Royal Bank of Scotland PLC, Société Générale Corporate & Investment Banking (the corporate and investment banking division of Société Générale), The Bank of Tokyo-Mitsubishi UFJ, Ltd and U.S. Bank National Association as arrangers, Société Générale Corporate & Investment Banking (the corporate and investment banking

Exhibit Number	Description

division of Société Générale) and The Bank of Tokyo-Mitsubishi UFJ, Ltd as coordinators, Bank of America Merrill Lynch International Limited as agent and Bank of America, N.A. and BNP Paribas Fortis SA/NV, Netherlands branch as issuing banks and financial institutions as lenders

10.2	Form of Second Amended and Restated Deposit Agreement dated as of July 2, 2013, among Koninklijke Ahold N.V., Deutsche Bank Trust Company Americas, as depositary, and all owners and beneficial owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (previously filed as Exhibit 99-a to the Registration Statement on Form F-6 of the registrant on June 25, 2013 (File No. 333-189583) and incorporated herein by reference)

10.3	Form of Amendment to Deposit Agreement, dated as of June 26, 2015, among Koninklijke Ahold N.V., Deutsche Bank Trust Company Americas, as depositary, and all owners and beneficial owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (previously filed as Exhibit 99-a2 to the Registration Statement on Form F-6 of the registrant on July 27, 2015 (File No. 333-205885) and incorporated herein by reference)

†21.1	Subsidiaries of Koninklijke Ahold N.V.

23.1	Consent of Allen & Overy LLP (included in Exhibit 5.1 and Exhibit 8.2 to this Registration Statement)

†23.2	Consent of Simpson Thacher & Bartlett LLP (included in Exhibit 8.1 to this Registration Statement)

*23.3	Form of Consent of PricewaterhouseCoopers Accountants N.V., independent registered public accounting firm of Koninklijke Ahold N.V.

*23.4	Form of Consent of Deloitte Réviseurs d’Entreprises SC s.f.d. SCRL, independent registered public accounting firm of Delhaize Group NV/SA

*24.1	Power of Attorney (included on signature page to this registration statement)

*99.1	Consent of Mats Jansson

*99.2	Consent of Jan Hommen

*99.3	Consent of Jacques de Vaucleroy

*99.4	Consent of Patrick De Maeseneire

*99.5	Consent of Dominique Leroy

*99.6	Consent of William G. McEwan

*99.7	Consent of Jack L. Stahl

*99.8	Consent of Johnny Thijs

*99.9	Consent of Rob van den Bergh

*99.10	Consent of Mary Anne Citrino

*99.11	Consent of René Hooft Graafland

*99.12	Consent of Mark McGrath

*99.13	Consent of Ben Noteboom

*99.14	Consent of Stephanie Shern

*99.15	Consent of Dick Boer

*99.16	Consent of Frans Muller

Exhibit Number	Description

*99.17	Consent of Jeff Carr

*99.18	Consent of Pierre Bouchut

*99.19	Consent of James McCann

*99.20	Consent of Kevin Holt

*99.21	Consent of Marc Croonen

*99.22	Consent of Hanneke Faber

*99.23	Consent of Jan Ernst de Groot

*99.24	Consent of Abbe Luersman

†99.25	Unaudited condensed consolidated interim financial statements of Ahold for the third quarter ended October 4, 2015 (previously submitted with the draft registration statement confidentially submitted on November 20, 2015 as Exhibit 99.6)

†99.26	Documents relating to the Extraordinary General Meeting of Shareholders of Delhaize to be held on [●]

*	To be filed by amendment
†	Previously filed